Form 20-F
period 2018-12-31
TuanChe Ltd
filed 2019-04-30
CIK 1743340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ___________ to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Island

(Jurisdiction of incorporation)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing 100038

The People’s Republic of China

(Address of Principal Executive Offices)

Mr. Zhihai Mao, Chief Financial Officer

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing 100038

The People’s Republic of China

Telephone: (86-10)6398-2942

E-mail: zhihai.mao@tuanche.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American depositary shares, each representing four Class A ordinary shares, par value US$0.0001 per share	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share *

* Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0001 each	259,836,223 shares issued; 234,030,828 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☐   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

•	“ADSs” refers to American depositary shares, each of which represents four Class A ordinary shares;

•	“auto dealer(s)” refers to both franchised dealers and secondary dealers;

•	“CAGR” refers to compound annual growth rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;

•	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;

•	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;

•	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America; and

•	“we,” “us,” “our,” “our company,” or “TuanChe” refers to TuanChe Limited, its subsidiaries and its consolidated affiliated entities.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2016, 2017 and 2018 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates.  Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.  The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “TC.”

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications.  Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.	Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data for the 2016, 2017 and 2018 fiscal years and our selected consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements included in this annual report. Our selected data from the consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net revenues	117,353	280,666	651,013	94,686
Cost of revenues	(17,748)	(85,742)	(183,369)	(26,670)
Gross profit	99,605	194,924	467,644	68,016
Total operating expenses	(180,700)	(266,665)	(535,681)	(77,912)
Net loss from continuing operations	(81,508)	(75,694)	(75,088)	(10,920)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)	(525)
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Accretion to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	(5,100)
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(103,156)	(112,983)	(110,365)	(16,050)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.10)	(1.02)	(0.90)	(0.13)
Diluted	(1.10)	(1.02)	(0.90)	(0.13)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.06)	(0.16)	(0.03)	(0.004)
Diluted	(0.06)	(0.16)	(0.03)	(0.004)
Weighted average number of ordinary shares
Basic	89,423,362	94,870,580	121,938,427	121,938,427
Diluted	89,423,362	94,870,580	121,938,427	121,938,427
Non-GAAP Financial Data (1)
Adjusted EBITDA	(81,684)	(84,004)	7,482	1,090
Adjusted net (loss)/income	(84,268)	(87,385)	3,276	478

(1) See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-GAAP Financial Measures.”

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	24,785	66,695	578,558	84,148
Restricted Cash	-	11,108	-	-
Accounts receivable, net	4,871	8,467	52,255	7,600
Prepayment and other current assets	14,740	16,181	68,819	10,009
Total assets	49,375	112,835	725,925	105,580
Total liabilities	112,982	176,797	123,935	18,025
Total mezzanine equity	226,488	336,073	-	-
Total shareholders’ (deficit)/equity	(290,095)	(400,035)	601,990	87,555
Total liabilities, mezzanine equity and shareholders’ deficit/equity	49,375	112,835	725,925	105,580

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(54,092)	(59,662)	(53,338)	(7,756)
Net cash generated from/(used in) investing activities	14,969	(4,272)	(20,746)	(3,017)
Net cash generated from financing activities	52,477	117,954	562,126	81,758
Effect of exchange rate effect on cash and cash equivalents	26	(1,002)	12,713	1,847
Net increase in cash, cash equivalents and restricted cash	13,380	53,018	500,755	72,832
Cash and cash equivalents, and restricted cash at beginning of the period	11,405	24,785	77,803	11,316
Cash and cash equivalents, and restricted cash at end of the period	24,785	77,803	578,558	84,148

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ADSs involves risks.  You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.  In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.  You should also review the section of this annual report captioned “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor on Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities, including Beijing, Shanghai, Guangzhou, Tianjin, Harbin, and Hangzhou, have issued regulations to limit the number of new passenger car plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. In October 2013, the Beijing municipal government issued an additional regulation to limit the total number of automobiles in Beijing to no more than six million by the end of 2017, compared to approximately 5.2 million automobiles in operation by the end of 2013. The annual car license plate quota in 2018 has been further reduced to 100,000, down from 150,000 in 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business is substantially dependent on our collaboration with our industry customers, including automakers, auto dealers, and automotive service providers, and our agreements with them typically do not contain long-term contractual commitments.

Our business is substantially dependent on our collaboration with automakers, auto dealers and automotive service providers. We generally enter into cooperation agreements with them (1) on an ad-hoc basis for a particular auto show or group-purchase event or (2) for a stipulated term of up to one year, and our agreements do not impose any contractual obligations requiring them to maintain their relationships with us beyond the completion of each such event we organize or beyond the contractual term. Accordingly, there is no guarantee for future cooperation after the event and there is no assurance that we can maintain stable and long-term business relationships with any such industry customers. If a significant number of our industry customers terminate or do not renew their agreements with us and we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business, results of operations and financial condition would be materially and adversely affected.

If we fail to attract and retain automobile consumers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our leading market position and to attract industry customers, we must continue to attract and retain consumers to our auto shows and other offline events. We must also innovate and introduce services and applications that improve consumers’ purchase experience. In addition, we must maintain and enhance our brand recognition among automobile consumers. If we fail to enhance consumers’ ability to secure favorable purchase prices, offer a superior purchase experience or maintain and enhance our brand, we may not be able to attract and retain automobile consumers and thus fail to retain and attract our industry customers, from whom we derive our net revenues, and our brand and reputation may be materially and adversely affected.

If our consumer base decreases, our service offerings may be less attractive to our industry customers. As a result, our net revenues may decline, and our business, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past and may incur losses again in the future.

We commenced our business operations in 2010, and only began to generate significant net revenues in 2012 from our group-purchase facilitation business. Our net revenues from continuing operations increased significantly from RMB117.4 million in 2016 to RMB280.7 million in 2017, and further increased to RMB651.0 million (US$94.7 million) in 2018. However, this growth rate may not be sustainable and may decrease in the future. We experienced net loss attributable to our shareholders of RMB103.5 million, RMB111.6 million, and RMB113.8 million (US$16.5 million) in 2016, 2017 and 2018, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

Our ability to achieve profitability and positive cash flow will depend in large part on our ability to execute our growth strategies and appropriately control our costs and expenses. We may continue to incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase our net revenues at the rate we anticipate or if our expenses increase at a faster rate than the increase in our net revenues, we may not be able to achieve profitability.

We may also continue to incur net losses in the future due to various factors beyond our control, such as changes in the macroeconomic and regulatory environment, as well as competitive dynamics. Our inability to respond to these changes in a timely and effective manner may materially and adversely affect our business, results of operations and financial condition.

Historically our business focuses have evolved and may continue to change in the future, which may make it difficult to evaluate our business by comparing our results of operations from period to period, or to predict the profitability of certain of our business lines due to their limited operating history.

We have expanded and adjusted our business focuses multiple times in the past in order to compete in the evolving automotive industry in China. We commenced our automobile group-purchase business in 2010, and began our auto show business in the fourth quarter of 2016. In 2017, we expanded our auto shows to tier-3 and below cities. We began the operation of our virtual dealership business in the second quarter of 2018. Going forward, we may establish new business lines or discontinue existing ones as our business further develops and new business opportunities arise in the automotive industry. As a result, it is difficult to make period-over-period comparisons of our results of operations, liquidity position or financial conditions. In addition, it may be difficult to predict the profitability of our auto show business and virtual dealership business due to their limited operating history. We cannot assure you that our business will continue to grow as a result of our expanded and adjusted business focuses, or that our attempts to expand or adjust our business focus will be successful.

We may fail to successfully ramp up our virtual dealership business, which could materially and adversely affect our business, results of operations and financial condition.

In June 2018, we began to operate our virtual dealership business in which we function as a virtual dealer connecting automakers with secondary dealers by providing a suite of services traditionally undertaken by franchised dealers without setting up a permanent physical presence. See “Item 4. Information on the Company—B. Business Overview—Our Services—Virtual Dealerships.” We may fail to successfully implement our virtual dealership business strategies due to our limited operating experience and other reasons beyond our control. For example, we may have disagreement with automakers over whether this new business model complies with the standard contracts commonly adopted by them, and we may also be unable to guarantee that our secondary dealer partners will maintain physical storefronts or otherwise perform their contractual obligations that are critical to our virtual dealership business as well as our collaborative arrangements with automakers. Should any resulting disputes arise or should we fail to successfully implement our virtual dealership business strategies, our business, results of operations and financial condition could be materially and adversely affected.

Our business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our services. In addition, our business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as the recent trade tension between China and the United States. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations, and financial condition.

If we fail to help facilitate the marketing and sales of our industry customers due to factors beyond our control, our operational and financial results might suffer.

Our industry customers are attracted to our offline events due to the prospects of selling a large number of automobiles. The marketing results and the sales volume at our offline events might fail to meet the expectation of our industry customers due to factors beyond our control, including among others, changes in the regulatory environment, a downturn or unfavorable development in the automotive industry, overall economic downturn and the resulting decrease in purchasing power and willingness of consumers, and contingencies that occur on event dates such as inclement weather or sudden public security measures which affect our ability to host the events effectively, or at all. Other factors that affect consumer attendance at our offline events may also affect sales volume, such as conflicts with other local events, road traffic control, outbreaks of contagious disease or the potential for infection, or acts of nature, such as earthquakes, storms, and typhoons. If we fail to help facilitate the marketing and sales of our industry customers, they might be less inclined to participate in our future events, which directly affects our business, results of operations, and financial condition.

We may incur additional costs and decrease the number of auto shows due to severe weather conditions, which could negatively impact our gross profit margin and overall results of operations.

We host most of our auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Number of outdoor auto shows	12	40	43	79	59	147	120	204

Severe weather conditions may cause unplanned cancellation of our outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in the three months ended September 30, 2018, we cancelled 38 auto shows due to weather conditions, and our net revenues experienced a 14.6% decrease from the previous quarter. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

Our failure to obtain necessary permits for our offline events may subject us to penalties and adversely affect our business, results of operations, and financial condition.

Under PRC laws and regulations, we may be required to obtain certain permits each time before we hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation.” Although we have endeavored and will continue to endeavor to obtain all necessary permits according to our estimate of the condition of each specific event, we cannot assure you that we have been or will continue to be in full compliance with the licensing requirements for all the offline events we have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities retain broad discretion in enforcing the licensing requirements. In addition, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to political or economic changes in the future. We cannot assure you that we will be able to satisfy such regulatory requirements and as a result we may be unable to obtain the necessary permits for each of our offline events in a timely manner in the future. If relevant PRC government authorities determine that we are operating our offline events without proper licenses or permits or impose additional restrictions on the operation of any of our offline events, we might be subject to administrative penalties, such as fines, confiscation of income, additional restrictions and forced discontinuation of our offline events, which may materially and adversely affect our business, results of operations, and financial condition.

Relevant government authorities may suspend our offline events due to various reasons beyond our control.

Even if we have obtained all prerequisite permits, government authorities may unexpectedly suspend our scheduled offline events due to a variety of reasons beyond our control. For example, two weeks prior to an auto show in April 2018 in Beijing National Stadium, the local public security authority abruptly demanded that we suspend our auto show for one morning, even though we had already obtained the required approvals. Under such circumstances, we usually negotiate with our industry customers to reschedule the auto show. In addition, the local police security authorities may prevent consumers from entering our auto shows and impose administrative penalties on us if the visitor flow exceeds the prescribed limit. Such abrupt suspensions, reschedulings and restrictions might adversely affect the sales volumes of our industry customers, which in turn could discourage them from participating in our future events and materially and adversely affect our business, results of operations, and financial condition.

Successful strategic relationships with third-party cooperative partners are important for our future success.

We have established strategic relationships with third-party business partners from a variety of industries. For example, we have established strategic business relationships with insurance companies that offer automotive insurance products during our offline events, which we believe will enhance consumers’ end-to-end shopping experience. Also, we operate some of our auto shows in cooperation with one of the leading e-commerce platforms in China, which we believe will increase the influence of our auto shows. We anticipate that we will continue to leverage our strategic relationships with existing third-party business partners and potentially establish new relationships with more partners in order to grow our business. However, we may have disagreements or disputes with such third-party business partners, or our interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our reputation, results of operations, and financial condition.

We may face liquidity risks in the operation and expansion of our business.

We face liquidity risks in the operation of our businesses. Under our auto show business, we in some cases permit our industry customers to pay us after they attend the offline events we organize. We also in some cases pay service and venue providers in advance. As we undertake to expand our industry customer base to include more automakers, we may offer extended payment periods. Under our virtual dealership business, we purchase automobiles from automakers and franchised dealerships on behalf of secondary dealers. For details of our virtual dealership business model, see “Item 4. Information on the Company—B. Business Overview—Our Services.” We are typically required to pay the full purchase price to automakers and franchised dealerships in order to take delivery of the automobiles. By contracts, we generally require secondary dealers to pay the full purchase price within a certain number of days after submitting the written purchase request. We may allow secondary dealers to pay us for the automobiles after we pay automakers or franchised dealerships, and we may need to use our own cash to pay for the automobiles before receiving payment from secondary dealers. We sometimes provide supply-chain financial support to our secondary dealers to help them pay automakers. Generally, we provide such support on the condition that secondary dealers have already secured sale orders from consumers. We require secondary dealers to offer the automobiles as collaterals. The credit term is usually shorter than one month. If our industry customers fail to pay us within the pre-agreed payment periods, or if we are unable to collect the proceeds from secondary dealers before or shortly after we pay automakers or franchised dealerships, we may have outlay capital, which might impose a strain on our working capital. The liquidity risks could materially and adversely affect our business, results of our operations, and financial condition.

We face various forms of competition, and if we fail to compete effectively, we may lose market shares and our business, prospects, and results of operations may be materially and adversely affected.

Our offline events face competition from alternative auto show organizers and other marketing or lead generation solution providers, while our virtual dealership business competes with franchised dealerships. As we expand our business operations and service offerings, we expect to encounter more competitors from more industries and markets as well as different forms of competition. For example, our virtual dealership business may face competition from other forms of automobile sales models. Some of these competitors or potential competitors may have longer operating histories and may have better resources than us in terms of funding, management, technology and sales and marketing. Our competitors may be acquired and consolidated by owners who are able to further invest significant resources into our operating field. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects, and results of operations could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth in our auto shows and other offline events nationwide. Our net revenues increased significantly from RMB117.4 million in 2016 to RMB280.7 million in 2017, and further increased to RMB651.0 million (US$94.7 million) in 2018. However, we may not be able to sustain this level of growth in the future due to a number of factors, including, among others, our ability to retain and expand our industry customer base and maintain customer satisfaction, our ability to compete effectively within the automotive industry, our ability to control our expenses, our ability to acquire the resources for our future growth as well as macroeconomic factors, which are beyond our control. In addition, as we continue to grow, we must effectively integrate, develop and motivate a large number of new employees. We do not have full control of their conduct in their operations. If our operational capabilities fall behind, the quality of our services and efficiency of our operations could suffer, which could harm our brand, results of operations and our overall business.

In addition, our anticipated development and expansion plans will place a significant strain on our management, systems and resources. Our development and expansion strategies of virtual dealership business will require substantial managerial efforts and skills and incurrence of additional expenditures, and may subject us to new or increased risks. Moreover, our expansion strategies may incur higher costs than the net revenues generated. Our failure to efficiently or effectively implement our growth strategies or manage the growth of our operations may limit our future growth and hamper our business strategies.

Our business depends heavily on our reputation and consumer perception of our brand, and any negative publicity or other harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our financial condition and results of operations.

We believe that our reputation and consumer perception of our brand “TuanChe” are critical to our financial condition and results of operations. Maintaining and enhancing our reputation and brand recognition depends primarily on the quality and consistency of our services, as well as the success of our marketing and promotional efforts. While we have devoted significant resources to brand promotion efforts in recent years, our ongoing marketing efforts may not be successful in further promoting our brand. In addition, there may be from time to time negative publicity about our company, our business, our management or our services. For example, if auto dealers breach their contracts with automobile consumers concluded during the auto show and raise the purchase price, we may be found at fault by consumers and our reputation may be materially and adversely affected. We may be subject to litigation as well as government or regulatory investigation as a result of such negative publicity, which might require us to spend significant time and resources to resolve.

Our failure to satisfactorily handle complaints from industry customers and consumers could also harm our reputation and discourage them from attending our future offline events or working with us in our virtual dealership business. For example, they may complain about the cancellation or rescheduling of our auto shows. While we have been improving and will continue to improve our customer service capabilities, we cannot assure you that our employees will satisfactorily resolve all complaints from industry customers or consumers. If we fail to resolve a particular complaint from industry customers or consumers, whether or not such resolutions are within our control, our perceived reputation and the confidence these industry customers and consumers place in us may diminish, which could materially and adversely affect our business, financial condition and results of operations.

Acquisitions, strategic alliances and investments could prove difficult to integrate, disrupt our business and lower our results of operations and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions, strategic alliances and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits and synergies of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel;

•	lack of knowledge and experience in the new business;

•	inability to obtain funding for the investments;

•	potential write-offs of acquired assets or investments; and

•	downward effect on our results of operations.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of the ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse, impact on our business and results of operations. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and as a result, our industry customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect the demand from automakers or auto dealers for our services or change the spending habits of automobile consumers, our business, results of operations, and financial condition may be materially and adversely affected.

In addition, we depend primarily on automakers and auto dealers in generating our net revenues. During the past decade, the continued economic growth in China expanded the network of automakers and auto dealers, but an economic downturn may reduce the number of automakers and auto dealers in China resulting in the decrease of the demand for our services. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and began to offer new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of auto dealers. By contrast, negative economic trends could lead to consolidations among automakers and auto dealers, which in effect will reduce our customer base. A reduction in the number of automakers or auto dealers would reduce the number of opportunities we have to sell our services. To the extent that the automakers and auto dealers have used our services, consolidations may result in purchase cancellation of those services. Any decrease in demand for our services could materially and adversely affect our ability to generate net revenues, which in turn could adversely affect our business, results of operations, and financial condition.

We may not be able to successfully expand our operations into certain additional geographical markets in China.

In 2018, we organized auto shows in 196 cities across China, and we had sales representatives located in 138 cities. We plan to expand our operations to more cities and counties in China. Geographic expansion is particularly important for us to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience when entering into new markets in China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our business, results of operations, and financial condition may be materially and adversely affected.

We may be subject to administrative penalties if we fail to register our premises as branches.

Under the PRC laws and regulations, a company is required to register a branch, whether in the form of a branch office or a subsidiary under the PRC laws, at each of the premises where it conducts business outside its registered domicile. As of the date of this annual report, we have registered certain regional offices, including those in Shenzhen, Hangzhou, Xi’an, Harbin, and Hefei, as our branches, and we have not yet received any inquiry or investigation from any PRC government authority regarding the absence of any registration. However, we cannot assure you that we will set up all necessary branches in a timely manner due to complex procedural requirements and the relocation of branch offices from time to time, if the PRC regulatory authorities determine that we have failed to complete registration in a timely manner as required by the applicable laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation, which may adversely affect our business, results of operations, and financial condition.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Until our initial public offering in November 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weaknesses identified relate to (1) our lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends.

After our initial public offering in November 2018, we have become a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our failure or alleged failure to comply with China’s anti-corruption laws or the U.S. Foreign Corrupt Practices Act could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations, and financial condition.

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures, and providing training, to ensure that we, our employees and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees and other third parties would always comply with our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees and other third parties with respect to our business or any businesses that we may acquire. As of the date of this annual report, significantly all our operations are in the PRC. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships, subject us to administrative penalties or sanctions, and lead to other adverse impacts on our business, results of operations, and financial condition.

If we lose the services of any of our key executive officers, senior management, or other key employees, or are unable to retain, recruit and hire sufficiently qualified staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers, senior management, and other key employees. We benefit from the leadership of a strong management team with proven vision, rich professional work experience and extensive knowledge of China’s automotive industry. We also rely on a number of key staff for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. In addition, if any of our executive officers, senior management, or key employees joins a competitor or forms a competing company, we may be disadvantaged in the competition and risk losing our know-how, trade secrets, suppliers and customers. Substantially all of our employees, including each of our executive officers, senior management, and key employees, have entered into employment agreements with us, which contain customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Therefore, if we lose the services of any of our key executive officers, senior management, or other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

We rely upon certain advertising service providers, and any significant change in our relationship with these suppliers could have a material adverse effect on our business, results of operations, and financial condition if we cannot find suitable replacements.

Historically we relied upon certain advertising service providers to advertise our service offerings. In 2016, our single largest advertising service provider accounted for approximately 59.0% of our total advertising expenses. In 2017, our two largest advertising service providers accounted for approximately 50% of our total advertising expenses. For 2018, our three largest advertising service providers accounted for approximately 50.0% of our total advertising expenses. Our agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major advertising service providers terminate or refuse to renew their agreements with us, and we are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

If we fail to protect our intellectual property rights, our brand and business performance may suffer.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our professionally produced contents available on our websites are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the Chinese legal system and courts have not protected intellectual property rights to the same extent as the U.S. legal system and courts, and companies operating in China continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites may use our articles, photographs or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our brand, business, and results of operations.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have not experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to liability for placing advertisements with inappropriate or misleading content.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of China, involves designs of the national flag, the national emblem or the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As we provide advertising services to our industry customers, we are obligated to review supporting documents provided by advertisers, verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of supporting documents. In addition, in case we are advertisers, we are required by PRC laws and regulations to ensure that the content of our advertisements is true and in full compliance with applicable laws and regulations. While we have made significant efforts to comply with such verification requirements before publishing, we cannot assure you that all the content contained in the advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, and suspension or termination of our advertising business, any of which may have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertisements.”

The performance and reliability of the internet infrastructure and wireless and landline telecommunications networks in China will affect our operations and growth, including our ability to accommodate prospective customers in the future.

With our principal executive offices located in China, we conduct central management of consumer data, provide data transmission and communications, and monitor our overall operations, relying on wireless and landline telecommunications networks in China. The national networks in China are connected to the internet through international gateways controlled by the PRC government, which are the only channels through which a domestic user can connect to the internet. These international gateways may not support the demand necessary for the continued growth in internet traffic by users in China. We cannot assure you that the development of China’s information infrastructure will be adequate to support our operations and growth. In addition, in the event of any infrastructure disruption or failure, we would have no access to alternative networks and services on a timely basis, if at all, which could have a material adverse effect on our business, results of operations, and prospects.

Unintended leakage of consumer information or privacy breaches may materially and adversely affect our reputation and business performance.

As we conduct our business, we collect and store a large amount of automobile consumer data gathered from our offline events. We rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of such data. However, our security control may not prevent the improper leakage of consumer data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to leakage of our consumer data could still harm our reputation. Our actual or perceived failure to comply with governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. Any of the circumstances may materially and adversely affect our business and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct our business.

We have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our current operations, except that we may need to obtain certain permits each time before we hold an offline event. See “—Our failure to obtain necessary permits for our offline events may subject us to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that we will be able to satisfy such regulatory requirements and as a result we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we fail to do so, we may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, TuanChe Internet has obtained a certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2023, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained a certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2021. However, as we provide mobile applications to mobile device users, it is uncertain if we will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We may require additional capital from time to time to grow our business, including to better serve our customers, develop new features or enhance our marketplace, improve our operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we may need to sell additional equity or debt securities or obtain a credit facility. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. For example, according to the facility agreement between SPD Silicon Valley Bank Beijing Branch, TuanChe Internet and other parties named thereto, we undertake to achieve a minimum quarterly net revenues ranging from RMB65 million to RMB200 million for each quarter starting from January 1, 2018 until March 31, 2019 on a consolidated basis.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the automotive industry;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities in China and globally; and

•	economic, political and other conditions in China and globally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and our financing may also be subject to regulatory requirements. If we are unable to obtain adequate financing on terms satisfactory to us when we require it in the future, our ability to continue to support our business growth could be significantly impaired, and our business and prospects could be adversely affected.

Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on February 24, 2017 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises (“HNTEs”) strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan and TuanChe Internet have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our affiliated entities will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. Moreover, it is uncertain how the modified Enterprise Income Tax Law and its implementing rules and regulations will be interpreted or implemented in the future. It is possible that the HNTE status currently enjoyed by TuanYuan and TuanChe Internet, and other income tax exemptions for which our affiliated entities qualify, will be challenged by tax authorities and be repealed. Future implementing rules and regulations might be inconsistent with current interpretations of the modified Enterprise Income Tax.

Seasonality may cause fluctuations in our results of operations.

Our quarterly net revenues and other results of operations have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, consumer purchases typically slow down in the first quarter, and then increase through the next three quarters of each year. Therefore, the demand for booth spaces in our auto shows is generally the lowest in the first quarter of each year, primarily due to a general slowdown in business activities and a reduced number of working days during the Chinese New Year holiday period. The timing of such releases, however, is subject to uncertainties due to various factors such as automakers’ design or manufacturing issues, their marketing plans, general marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

We may be held liable for injuries to individual participants of our offline events or damages to automobiles displayed in our offline events, which may adversely affect our reputation and adversely affect our financial condition and results of operations.

We make every effort to ensure the safety of our participants and the automobiles displayed during our offline events. However, we cannot guarantee that no physical injury or damages will occur during our events, for which we could be held liable. For example, under the PRC laws and regulations, the undertaker of a mass activity bears tort liability for damages to a third party arising from such undertakers’ failure to fulfill its security obligations. If the act of a third party results in damage to others in a mass activity, the undertaker that failed to fulfill security obligations shall also bear supplementary liability. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Consumer Rights Protection and Tort Liabilities.” In addition, we have contractual obligations to compensate the event venue provider from any damages it suffers arising from the accident occurring on the venue and claims by the participants of the event. Therefore, we might face negligence claims alleging that we failed to maintain our facilities or to supervise our employees. In addition, if any participants of our offline events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions.

We typically require our event set-up service providers to purchase liability insurance. However, such insurance might not be adequate to cover our potential liabilities, or may not cover us at all. If we are held liable for the injury or damages, we may be subject to litigations, and our financial condition and results of operations may be adversely affected. Additionally, our offline events may be perceived to be unsafe, which may discourage prospective consumers and industry customers from attending. These negative perceptions might also adversely affect our reputation and results of operations.

We may be subject to claims under consumer protection laws, product quality laws and tort liabilities law, including health and safety claims and product liability claims, if people or properties are harmed by automobiles sold during our events or through our virtual dealrship networks.

The automobiles sold during our events or through our virtual dealership networks are designed and manufactured by third parties, and we cannot guarantee that none of these automobiles is defectively designed or manufactured. We may be subject to claims under applicable consumer protection laws, product quality laws and tort liabilities law, including health and safety claims and product liability claims for damages to third parties arising from the defects of automobiles sold through our virtual dealership networks. Although we would have legal recourse against the manufacturer or the sealer of such products under PRC law if the liabilities are attributable to such manufacturer or sealer, attempting to enforce our rights against such manufacturer or dealer may be expensive, time-consuming and ultimately futile. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Consumer Rights Protection and Tort Liabilities.” In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to most of the automobiles sold during our events or through our virtual dealership networks. As a result, any material product liability claim or litigation could have a material adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

Our lack of insurance could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. We do not have any business liability or disruption insurance to cover our operations in China, which, based on public information available to us relating to China’s automotive industry, is consistent with customary industry practice in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, we do not maintain any insurance policies covering risks including loss and theft of and damages to our servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and could adversely affect our financial condition and results of operations.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could have a negative impact on our business operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), or other epidemics. Our business operation could be disrupted if any of our employees is suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Guidance Catalog of Industries for Foreign Investment promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, which was amended from time to time, or the Foreign Investment Catalog (as amended), with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. Due to these restrictions, we carry out our value-added telecommunication business in China through TuanChe Internet and its subsidiaries, collectively our consolidated affiliated entities. We, through TuanYuan, our wholly owned subsidiary in China, entered into a series of contractual arrangements with TuanChe Internet and its ultimate shareholders, in order to (1) exercise effective control over our consolidated affiliated entities, (2) receive substantially all of the economic benefits of our consolidated affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in TuanChe Internet when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our consolidated affiliated entities to operate our value-added telecommunication business. As a result of these contractual arrangements, we have control over and are the primary beneficiary of TuanChe Internet and hence consolidate its financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for details.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of TuanYuan and TuanChe Internet, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among TuanYuan, TuanChe Internet and its shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

In particular, in March 2019, the National People’s Congress, or the NPC, passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our value-added telecommunication business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, would have broad discretion in imposing fines or administrative penalties upon us for such violations, including:

•	revoking the business and operating licenses of our company;

•	discontinuing or restricting any related-party transactions between our group and our consolidated affiliated entities;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of TuanChe Internet, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over our consolidated affiliated entities;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our consolidated affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of value-added telecommunication companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or TuanChe Internet or its subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the NPC approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with TuanChe Internet and its shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the contractual arrangements with TuanChe Internet and its shareholders to operate our value-added telecommunication business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our consolidated affiliated entities accounted for substantially all of our net revenues in 2016 and 2017, and a majority of our net revenues for 2018. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliated entities. Any failure by our consolidated affiliated entities, including TuanChe Internet and its shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our TuanChe Internet and its shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by TuanChe Internet or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If TuanChe Internet or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of TuanChe Internet refuse to transfer their equity interest in TuanChe Internet to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in TuanChe Internet, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

All of the contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of TuanChe Internet may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of TuanChe Internet may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause TuanChe Internet to breach, or refuse to renew, the existing contractual arrangements we have with them and TuanChe Internet, which would have a material adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with TuanChe Internet to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our business, financial condition, and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if TuanYuan requests the shareholders of our consolidated affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject TuanYuan to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our consolidated affiliated entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We currently conduct our operations in China through contractual arrangements with TuanChe Internet and its shareholders. As part of these arrangements, certain assets, licenses and permits that are material to our business operations are held by our TuanChe Internet and its subsidiaries, such as value-added telecommunications business license. The contractual arrangements contain terms that specifically obligate shareholders of TuanChe Internet to ensure the valid existence of TuanChe Internet and restrict the disposal of material assets of TuanChe Internet. However, in the event shareholders of TuanChe Internet breach the terms of the contractual arrangements and voluntarily liquidate TuanChe Internet, or TuanChe Internet declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our consolidated affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if TuanChe Internet undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of TuanChe Internet, thereby hindering our ability to operate our business as well as constrain our growth.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders collectively own an aggregate of 94.3% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise.

Risks Related to Doing Business in China.

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the automotive market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our net revenues are derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the automotive industry in China, could adversely affect the economy in China or our business.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may reduce our net revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The SAT issued a bulletin in August 2011 to provide more guidance on the implementation of SAT Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the SAT on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the SAT issued a bulletin in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to the ADS or ordinary shares and the gains realized from the transfer of the ADS or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of the ADS.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our consolidated affiliated entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries and consolidated affiliated entities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE, via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our consolidated affiliated entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated affiliated entities’ operations will be subject to statutory limits and restrictions, including those described above.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from our initial public offering or any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns at least 25.0% of the equity interest in the PRC company and satisfies other conditions as provided under the special tax arrangement. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer should be a company as provided in the tax treaty, (2) the taxpayer must directly own the required percentage of equity interests and voting rights in the PRC subsidiaries, and (3) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect in December 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to receive and use our net revenues effectively.

Substantially all of our net revenues is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use net revenues generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated net revenues generated by our consolidated affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated net revenues generated by our consolidated affiliated entities not paid to our PRC subsidiaries and net revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such net revenues. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially TuanYuan, in turn depends on the service fees paid by our consolidated affiliated entities. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or our consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, the ADS in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of the ADS in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Moreover, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. Furthermore, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective in July 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE in February 2012, or SAFE Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of  “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange—Share Option Rules.”

Labor contract laws in China may adversely affect our results of operations.

The current PRC labor contract law imposes considerable liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Failure to make adequate contributions to various mandatory social security plans and withhold individual income tax as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. PRC laws and regulations also require us to withhold individual income tax on employees' salaries based on the actual salary of each employee upon payment. Our failure in making contributions to various mandatory social security plans, withholding individual income tax and in complying with applicable PRC labor-related laws may subject us to late payment penalties. With respect to the underpaid statutory social welfare benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the failure in making contributions to various mandatory social security or withholding individual income tax, our financial condition and results of operations may be affected.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to Our Ordinary Shares and ADSs

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control.  This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets.  The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings.  The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and users of our online platform;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in automobile industry;

•	announcements by us or our competitors of new automobile services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities.  If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.  Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.  In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Wei Wen beneficially owns approximately 76.1% of the aggregate voting power of our company as of the date of this annual report.  See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”  As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions.  He may take actions that are not in the best interest of us or our other shareholders.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.  This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs.  All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act and are available for sale upon the expiration of the lock-up period ending 180 days after the pricing of our initial public offering, subject to certain restrictions.  Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter.  Sales of these shares into the market could cause the market price of our ADSs to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business.  If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline.  If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.  As a result, we do not expect to pay any cash dividends in the foreseeable future.  Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividends may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.  Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs.  We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs.  You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

As a “controlled company” under the Nasdaq Stock Market Rules, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Since Mr. Wei Wen, our chairman of the board and chief executive officer, is the beneficial owner of a majority of the voting power of our issued and outstanding share capital following, we qualify as a “controlled company” under the Nasdaq Stock Market Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely upon any such exemptions, we could elect to rely on any or all of these exemptions in the future. Should we choose to do so, so long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ corporate governance requirements.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements.  Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2018, and we do not expect to be classified as a PFIC for the current fiscal year or for the foreseeable future.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be classified as a PFIC for future taxable years.  It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or foreseeable future taxable years.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase.  Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”)  may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements.  Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.  For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Because we are incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States and that the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty and not obtained in a manner and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year.  In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the Nasdaq Stock Market Rules.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.  However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Capital Market.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, you must vote by giving voting instructions to the depositary.  Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.  You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares.  Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days.  When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter.  If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you.  We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions.  This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs gave us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have timely provided the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we wish to receive a proxy to vote uninstructed shares;

•	we have informed the depositary that we reasonably do not know any substantial opposition as to a matter to be voted on at the meeting; or

•	we have informed the depositary that such matter to be voted on at the meeting is not materially adverse to the interest of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except that we fail to meet the conditions described above.  This may make it more difficult for shareholders to influence the management of our company.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.  However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration.  The depositary may also determine that it is not feasible to distribute certain property through the mail.  Additionally, the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may determine not to distribute such property.  We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions.  We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs.  This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.  These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.  Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.  The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse.  We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective.  Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties.  The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a right offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period.  The depositary may also close its books in emergencies, and on weekends and public holidays.  The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.  INFORMATION ON THE COMPANY

A.	History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We commenced our automobile group-purchase facilitation business in 2010. We began our auto show business in the fourth quarter of 2016, and we expanded our auto shows to tier-3 and below cities in 2017. We began the operation of our virtual dealership business in the second quarter of 2018.

We conduct our business through our subsidiaries and consolidated affiliated entities in China. Over the past few years, we underwent a series of restructurings. In particular:

•	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.

•	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited, to be our intermediate holding company. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd., or TuanYuan, through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd., or TuanChe Internet, based on a series of contractual arrangements.

•	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunication services, we carry out our business in China through TuanChe Internet and its subsidiaries. In March 2013, we, through our PRC subsidiary, TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of our consolidated affiliated entities. These contractual arrangements were recently revised in August 2017.

Since our incorporation of TuanChe Limited in 2012, we have raised approximately US$135.6 million in equity financing from our dedicated group of investors:

•	Series A financing. In March 2013, we raised an aggregate of US$700,000 from the issuance of 2,828,393 and 16,970,357 Series A preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively.

•	Series B financing. In September 2013, we raised an aggregate of US$5,564,856 from the issuance of 4,142,781 and 8,285,562 Series B-1 preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively, and the issuance of 18,193,772 and 4,548,443 series B-2 preferred shares to BAI GmbH and K2 Partners II L.P., respectively.

•	Series C financing. In August 2014, we raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares, 5,643,437 Series C-2 preferred shares to BAI GmbH, and 27,765,278 Series C-2 preferred shares to Highland 9 — LUX S.à.r.l. In September 2015, Highland 9 — LUX S.à.r.l. transferred such Series C-2 preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership, and 483,702 Series C-2 preferred shares to China Equities HK Limited.

•	Series C+ financing. In June 2017, we raised an aggregate of US$8,682,770 from the issuance of in total 12,593,555 Series C+ preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership, K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, and AlphaX Partners Fund I, L.P. On December 21, 2015, we entered into a convertible loan agreement with Lanxi Puhua Juli Equity Investment L.P. (“Lanxi Puhua”) in the amount of RMB30.0 million. On August 18, 2017, we issued 6,261,743 Series C+ preferred shares to Puhua Group Ltd, a company designated by Lanxi Puhua, at nominal value, pursuant to the loan agreement and a share purchase agreement dated June 16, 2017.

•	Series D-1 financing. In June 2018, we raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares to ACEE Capital Ltd. and Honour Depot Limited, respectively.

•	Convertible note financing. In August 2017, we raised an aggregate principal amount of US$6,300,000 through issuing notes to AlphaX Partners Fund I, L.P., K2 Partners III Limited and K2 Family Partners Limited, and Hongtao Investment-I Ltd (formerly known as Eager Info Investments Limited) pursuant to certain convertible note purchase agreements. In June 2018, the convertible notes were converted into an aggregate of 3,965,043, 1,201,528 and 2,403,057 Series C-4 preferred shares, respectively, all at a conversion price of US$0.8322734 per share.

•	Series D-2 financing. In September 2018, we raised US$50,000,000 from the issuance of 20,630,925 Series D-2 preferred shares to Beijing Z-Park Fund Investment Center (Limited Partner). In October 2018, we raised US$2,300,000 from the issuance of 949,023 Series D-2 preferred shares to Beijing Shengjing Fengtai Innovation Investment Center (Limited Partner).

•	Initial public offering. In November 2018, we completed an initial public offering of 2,600,000 ADSs, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. We conduct our operations in the PRC principally through TuanChe Internet and its subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have effective control over our consolidated affiliated entities through a series of contractual arrangements among our wholly-owned PRC subsidiary TuanYuan, TuanChe Internet and its shareholders.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over each of TuanChe Internet and its subsidiaries;

•	receive substantially all of the economic benefits of TuanChe Internet and its subsidiaries; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of TuanChe Internet and its subsidiaries when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of TuanChe Internet and its subsidiaries, and, therefore, have consolidated the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

We listed our ADSs on the Nasdaq Capital Market under the symbol “TC” on November 20, 2018 and completed an initial public offering of 2,600,000 ADSs on November 23, 2018, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The telephone number of our principal executive offices is (+86-10) 6399-8902. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, N.Y. 10016, United States. Our principal website is tuanche.com.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources.”

SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.tuanche.com/, for investors’ information.

B.	Business Overview

We are a leading omni-channel automotive marketplace in China, ranking third in terms of both volume and GMV of new automobiles sold in 2017, according to the iResearch report. We believe our innovative approach is disrupting the market structure and driving consumer behavioral change. We currently operate primarily two highly synergistic businesses:

•	Integrated marketing solutions. We turn individual and isolated automobile purchase transactions into large-scale collective purchase activities at our various sales events, which include auto shows and group-purchase events. By attracting a large number of consumers, these events serve as integrated marketing solutions to our industry customers, which include automakers, franchised dealerships, secondary dealers and automotive service providers. We enable interactions between large numbers of participants on both sides of a potential transaction, creating a “many-to-many” environment, within a short period of time, thus enhancing the value we offer to both consumer and industry customer participants of our offline events.

•	Virtual dealership services. We function as a virtual dealership connecting automakers and franchised dealerships with secondary dealers by providing a suite of services traditionally undertaken by franchised dealerships without setting up permanent physical presence. Mostly directed at lower tier cities, these services include distribution channel expansion services for automakers and sourcing services for secondary dealers. We began our virtual dealership services in June 2018.

Our business model features the integration of two complementary elements: our online platform and offline events. Our online platform consists of our website tuanche.com, our official WeChat account, our WeChat mini-program and our mobile applications. Together, these channels promote our offline events and serve as a consumer acquisition tool for our offline events and for the secondary dealers using our virtual dealership services. Our offline events provide consumers physical access to a broad selection of automobiles and serve as a gateway to useful data from consumer participants who have not previously entered their information on our online platform. With our data analytics capabilities, these data enhance our understanding of the automobile demand in various localities and continuously improve the effectiveness of our event planning.

We complement our service offerings by collaborating with service and product providers in China’s automotive industry, such as aftermarket service providers, financial institutions, and insurance companies. By extending our services beyond automobile purchases, we offer consumers one-stop end-to-end shopping experience, establish ongoing relationships with consumers, and attract new consumers who are contemplating automobile purchases. As our consumer base increases, more automakers and auto dealers are incentivized to become our industry customers, which leads to a broader selection of automobiles and more favorable pricing terms for our consumers, driving a significant self-reinforcing virtuous cycle. Meanwhile, our relationships with a growing number of automakers, secondary dealers and consumers pave the way for our virtual dealership business, the success of which heavily depends on securing sufficient automobile supplies and enlarging automobile distribution channels.

We have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we began our group-purchase facilitation service where we gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships we built through our group-purchase facilitation service and the operational capabilities we accumulated through organizing offline events, we launched our auto show business in the last quarter of 2016. In 2016, 2017 and 2018, we organized 26, 304 and 851 auto shows, respectively. The total number of automobiles sold through both dealers and automakers during our auto shows and our virtual dealership increased significantly from 13,485 in 2016 to 193,371 in 2017, and further increased to 347,398 in 2018, representing a CAGR of 79.7%. The total GMV of new automobiles sold through our auto shows increased significantly from approximately RMB30.0 billion to approximately RMB48.1 billion (US$7.1 billion) in 2018.

Historically, we have generated our net revenues primarily through our offline events, and our virtual dealership business began to contribute to our net revenues in 2018. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.” Our net revenues were RMB117.4 million, RMB280.7 million, and RMB651.0 million (US$94.7 million) in 2016, 2017 and 2018, respectively. Our net loss was RMB86.6 million, RMB90.7 million, and RMB78.7 million (US$11.4 million) in 2016, 2017 and 2018, respectively. Our net loss from continuing operations was RMB81.5 million, RMB75.7 million, and RMB75.1 million (US$10.9 million) in 2016, 2017 and 2018, respectively. Our adjusted EBITDA was RMB(81.7) million, RMB(84.0) million, and RMB7.5 million (US$1.1 million) in 2016, 2017 and 2018, respectively. Our adjusted net loss was RMB84.3 million and RMB87.4 million in 2016 and 2017, respectively, and our adjusted net profit was RMB3.3 million (US$0.5 million) in 2018. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Our Business Model

We are the first company in China to provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution, according to the iResearch report. This business model features high sales conversion effectiveness and efficiency, delivering a high and measurable return on investment for our industry customers relative to their overall marketing expenditures. We offer marketing solutions by integrating our online platform and offline sales events. Our online platform, which consists of our tuanche.com website, apps, official WeChat account, WeChat mini-programs and other mobile outlets, serves as a platform for consumer acquisition. Our offline events bring consumers, auto dealers, automakers, and automotive service providers together to promote in-person interactions and direct comparisons across a broad selection of vehicles and related service offerings. The integration of these two components is essential to our ability to offer comprehensive and efficient automobile transaction experiences for all participants, including consumers, automakers, auto dealers, and automotive service providers. The chart below illustrates our business model for our integrated marketing solutions:

Driven by our existing marketing solutions, we launched virtual dealerships in order to help automakers and franchised dealerships expand their distribution channels and to help secondary dealers enlarge their sourcing options and number of purchase orders. Our virtual dealerships aim to fill the gap left by traditional franchised dealerships in tier-3 and below cities. The chart below illustrates our current business model for our virtual dealership business:

Our Consumers

We use both online and offline channels to effectively attract automobile consumers to participate in our auto shows.

Online.   Our own online channels consist of our tuanche.com website, our mobile apps, our official WeChat account and WeChat mini-program. We have created customized city homepages for over 140 cities around China, each targeting local consumers. From January 1, 2016 to December, 2018, over 10.9 million consumers have entered their information on our online platform. In 2016, 2017 and 2018, the average monthly unique visits to our online platform was 4.6 million, 9.4 million and 14.4 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our mobile apps or subscribe to our official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our offline events. Users may also indicate the brand and model they prefer, which helps us better understand the potential needs of the consumer participants at our offline events.

We also utilize online channels owned by others to attract prospective consumer participants to our offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our offline events.

In 2016, 2017 and 2018, we attracted approximately 1.5 million, approximately 3.0 million, and approximately 6.8 million consumers to sign up for our offline events through our online channels, respectively.

Offline.   We work with various offline partners to attract participants to our offline events, such as traditional print media, television, radio, and billboards in the streets and subway stations. We also rely on word-of-mouth referral by consumers who have participated in our events in the past.

We continue to evolve our marketing strategies as needed for different locations. For example, in lower tier cities, we have historically spent more on offline consumer acquisition channels. However, with the rising popularity of smartphones in those smaller cities, we are able to and will continue to convert offline traffic into online data by encouraging participants at our offline events in tier-3 and below cities to scan our QR code and indicate their automobile purchase plans or preferences. Leveraging our big-data technologies, we are able to analyze the data and gain a better understanding of users’ interests in a particular region, which enables us to adjust our sales and marketing plans accordingly, maximizing our sales conversion rate during our offline events.

Our Industry Customers

Our industry customers include a variety of businesses within China’s automotive industry, including automakers, franchised dealerships, secondary dealers, aftermarket service providers and others providing automotive services, such as insurance companies and financial institutions. We generate our net revenues primarily from our industry customers that pay for booth spaces at our auto shows. We determine the amount we charge primarily based on locations and sizes of exhibition booths.

As of December, 2018, we had served over 13,000 industry customers in China, covering over 110 domestic and international automobile brands. Our offline events facilitated the sale of over 347,000 automobiles for our industry customers in 2018, with a GMV of approximately RMB48.1 billion (US$7.1 billion). In 2017, our top 20 industry customers collectively contributed to less than 10% of our total net revenues from continuing operations, with the largest customer accounting for approximately 1%. In 2018, our top 20 industry customers collectively contributed to approximately 12.0% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.0%.

Our Services

Integrated Marketing Solutions

Transaction-facilitating auto shows

We organize auto shows to create a many-to-many consumption environment for prospective local consumers. Our sales-oriented auto shows aim at facilitating successful transactions in a highly efficient and effective manner. We enable industry customers to display a large number of products within a short period of time at a reasonably low cost to an otherwise fragmented consumer base. We charge participating industry customers for booth spaces, and the amount is determined by the locations and sizes of their requested exhibition booths. Usually the larger the area an industry customer wishes to occupy, and the closer the location is to the main entrance, the more we charge.

Traditionally, due to inadequate information access, individual automobile consumers often encounter the hassle of bargaining and are rarely confident that they have obtained an optimal price. To solve this problem, before each auto show, we pre-negotiate prices with local participating dealerships and automakers, which then generally offer favorable prices to consumers who purchase automobiles during our auto shows. Our industry customers typically offer the same price to every consumer at a particular auto show who purchases the same brand and model, thus offering consumers transparent pricing. During 2018, consumers who placed purchase orders during our offline events paid on average 7.2% less than the manufacturer suggested retail price. In addition, we also invite industry customers other than auto dealers and automakers in order to provide consumers with value-added services and products, such as insurance products, automobile accessories, and aftermarket services.

Our organization of auto shows involves four phases: (1) annual planning, (2) event request initiation, (3) event planning, and (4) event execution.

Annual planning.   At the beginning of each year, we plan the number of auto shows we target to organize in each region, and the cities we plan to revisit and expand into. We also allocate budget for each region, which serves as a guideline for the specific event requests and action plans.

Event request initiation.   Each auto show begins with our field employees filling out an event request. The requests outline the basic information and budget breakdown of the auto shows. These requests are first reviewed by the regional supervisors who must approve the plan before presenting them to the head of operations at our corporate headquarters. We involve regional supervisors because they are familiar with local situations and can ensure that the request is appropriate for that particular locality. We ultimately require the approval of our head of operations to make sure that our events nationwide are organized in an orderly and coordinated fashion and are in line with our overall corporate budget and strategic operation plans.

Event planning.   After an event request passes the two-layered approval system, the field employees must submit specific action plans, covering our coordination plans with venue, material and service providers, with industry customers and with public security authorities. Our field employees must also indicate in the action plans the types of goods and services they need, which typically include exhibition booths and supplies, event set-up services, and event promotion services. These action plans should also include information on anticipated expenses to be paid to suppliers of these goods and services. Each action plan typically allows for miscellaneous spending which is allocated to event-day contingencies.

Event execution.   After the action plans are reviewed and approved, the execution phase begins and our field employees start the coordination processes. We reach out to venue providers and enter into appropriate leasing arrangements. We engage event set-up service providers to design the layout of our auto shows and set-up procedures based on the number of industry customers we have solicited. Generally we require our event set-up service providers to purchase insurance to cover unexpected accidents during the auto shows. We place purchase orders for exhibition-related materials such as exhibition booth materials, water, food, and banners. At the same time, we work with various online and offline channels to promote our events and maximize consumer attendance.

We also concurrently coordinate with our industry customers. In general, we begin contacting industry customers 30 days before each auto show to allow them sufficient time to arrange event-day logistics since they are responsible for transporting their own vehicles or other merchandise and materials to the auto show venues. In 2016, we introduced the “TuanChe Carnival” auto show model where we invited financial institutions, insurance companies, automotive service providers, car accessories manufacturers and other household goods and services providers, besides automakers and auto dealers in an effort to create a one-stop shopping experience for our consumer participants. We also invited provincial television and radio broadcasting media in order to gain maximum exposure in the local communities.

We also work with local public safety officials and hire security personnel through third-party security service providers to ensure we comply with relevant regulations on public gatherings and prevent any public security related issues.

In 2017, we organized a total of 304 auto shows in 75 cities across China, hosting 4,737 automakers and dealerships and facilitating the sale of over 193,000 automobiles. In 2018, we organized a total of 851 auto shows in 196 cities, hosting 8,281 automakers and dealerships and facilitating the sale of 347,398 automobiles. During 2018, we facilitated an average of 408 automobile sales transactions per auto show. The map below shows the cities where we organized at least one auto show as of December 31, 2018.

The table below sets forth a breakdown of the number of cities where we have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2016	2017	2018
Tier-1 cities	3	4	4
Tier-2 cities	15	34	36
Tier-3 and below cities	0	37	156
Total	18	75	196

The table below sets forth a breakdown of the number of cities where we have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2016	2017	2018
Tier-1 cities	4	4	4
Tier-2 cities	19	35	37
Tier-3 and below cities	0	39	97
Total	23	78	138

Virtual Dealerships

We began organizing auto shows in lower tier cities in 2017 as the initial part of our overall strategy to establish virtual dealerships primarily serving the automobile markets in tier-3 and below cities. We decided to expand our business into lower tier cities because of attractive industry trends and market opportunities in those cities. According to the iResearch report, large cities and lower tier cities are driven by different growth trends and thematics. Certain tier-1 cities have set stringent quotas on automobile license plate ownership. In Beijing, for example, the Department of Motor Vehicles of Beijing Traffic Management Bureau awards non-electric automobile license plates six times a year by random selection, and the chance for an eligible individual non-electric automobile license plate applicant to obtain a license plate each time is only one out of over 2,000. As a result, new automobile purchases are largely confined to existing automobile owners. With the increase of disposable income of residents in lower tier cities, and the lack of car ownership restrictions, lower tier cities have seen faster growth in automobile sales volumes.

In those smaller cities, secondary dealers serve as the intermediary between local consumers and automobile supplies. In general, secondary dealerships do not carry significant inventory but mainly market and solicit purchase orders from consumers, negotiate prices and sales with franchised dealerships or automakers that carry inventory, and deliver the purchased automobiles to consumers.

Our virtual dealership business currently offers the following values to automakers, franchised dealerships, and secondary dealers:

Sales channels expansion.   We expand the sales channels of automakers and franchised dealerships that carry inventory into tier-3 and below cities where they usually do not have an established distribution network. Our ability to do so depends on the secondary dealer network we have established across the country by inviting them to attend our auto shows for free.

Automobile inventory sourcing.   We offer secondary dealers access to automobile inventory from automakers and franchised dealerships across China. This reduces the amount of work secondary dealers must undertake to simply secure purchase orders from consumers and deliver the vehicle to the consumer.

We enter into various distribution agreements with automakers and franchised dealerships. When a consumer places a purchase order with a secondary dealer within our virtual dealership network, we initiate the purchase request to the corresponding automaker or franchised dealership on behalf of the secondary dealer upon receiving the written purchase request from the secondary dealer. The automaker or franchised dealership then ships such automobile directly to the premise at or designated by the secondary dealer. After completing a joint quality inspection on the automobile with us, the secondary dealer then delivers the automobile to the end consumer and handles automobile registration related matters pursuant to its agreement with the end consumer.

By contracts, we generally require secondary dealers to pay the full purchase price within a certain number of days after submitting the written purchase request. We sometimes provide supply-chain financing support to secondary dealers to help them pay automakers. Generally, we provide such support on the condition that secondary dealers have already secured sale orders from consumers. We require secondary dealers to offer the automobiles as collaterals. The credit term is usually shorter than one month. After receiving the full purchase price, we place purchase orders with automakers or franchised dealerships that carry the automobiles.

In 2018, we facilitated the transactions of 961 automobiles through our virtual dealership business, with a GMV of over RMB94.5 million (US$13.7 million), covering more than 10 cities in China.

Our ultimate goal is to become a virtual dealership with a broad geographic coverage, offering more values in terms of operational and technical support to secondary dealers and expanding the sales channels of automakers into more cities across China. We plan to provide financing referral services to secondary dealers which often face a shortage of cash because they need to pay the purchase price of the automobiles before receiving full payment from the consumer. We will also expand our collaboration with aftermarket service providers that offer consumers maintenance and repair services.

Other Services

Group-purchase facilitation

We offer group-purchase facilitation services in select cities. We solicit groups of prospective automobile consumers who wish to purchase automobiles of the same brands and models. We negotiate prices with various franchised dealerships in the city. Similar to participants of our auto shows, consumers who subscribe to the same group enjoy the same price, which is usually lower than what they would otherwise be able to bargain for in local franchised dealerships, due to our superior bargaining power generated from the increased volume.

During 2016 and 2017, we organized 8,201 and 697 group-purchase facilitation events across China, and facilitated the sale of 98,204 and 5,675 automobiles, respectively. We did not organize any group-purchase facilitation events in 2018. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

Demand-side platform advertising services

In 2018, we established a demand-side precision search platform, catering to the sales and marketing needs of automakers and auto dealers. We work closely with a large network of online and offline media outlets, and have access to abundant flow of information due to our social media resources. Leveraging our advanced search engine, our proprietary data analytical models and advanced digital marketing system, our demand-side platform attracts target consumers in an efficient, precise and low-cost manner, maximizing auto dealers’ and automakers’ abilities to acquire consumers and make sales.

Electric vehicle dealerships (discontinued operation)

In 2016, we established our first dealership in Beijing selling new energy automobiles to consumers in major cities where consumers favor new energy cars due to license plate restriction policies. We have since opened two dealerships in Beijing, one in Tianjin and one in Shanghai. This line of business has been discontinued since December 2017 and was disposed of in June 2018.

Sales and Marketing

We believe our brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our sales and marketing team. Our nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our offline events. As of December 31, 2018, we have established relationships with over 13,000 industry customers across China. Our head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2018, we had 653 sales and marketing personnel across China. Depending on the size of the event, we assign two to five salespersons to organize and supervise a particular auto show. Our sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

Technology

We rely on our technologies and IT infrastructure to achieve our operational goals. Our technology development strategies focus on optimizing user experience and maximizing their willingness to participate in our offline events. Our big-data analytics technology processes data and offers precise targeted industry analysis and projections. In particular, our big-data analytics technology is capable of determining what brands and models are more popular in a particular city or among a certain consumer income level. We then offer the information to our industry customers to better facilitate their understanding of the local market and help them adjust their marketing efforts. We also offer technological support to our industry customers in their management of purchase orders and other operational information in order to improve their operational efficiencies.

Intellectual Property

Our intellectual properties include trademarks, trademark applications related to our brands and software copyrights. We seek to protect our intellectual properties through a combination of trademark and copyright protection laws in China and other jurisdictions, as well as through confidentiality agreements and other measures.

As of December 31, 2018, we held 87 registered trademarks in China, including our “TuanChe” trademarks. As of the same date, we had 100 registered domain names, including our main website domain names, tuanche.com, as well as one artwork copyright and 18 software copyrights in China.

Facilities

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 4,356 square meters. In addition, we strategically established field sales offices in more than 20 cities as support and local command centers for our auto shows in the nearby region. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a one-year term. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, primarily through leasing, to accommodate any future expansion plans.

Competition

We are a leading omni-channel automotive marketplace in China, ranking third in terms of both volume and GMV of new automobiles sold in 2017, according to the iResearch report. While our business model is both disruptive and unique, we could be considered to compete with Autohome, Bitauto and various local auto show and automotive related event organizers. Our virtual dealership competes with traditional franchised dealerships. We believe we are differentiated from our competitors mainly for two reasons: (1) our events are more sales-oriented instead of information-oriented; and (2) our business model integrates our online platform with offline events.

Employees

As of December 31, 2018, we had 833 employees. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees
Sales and marketing	653
General and administrative	118
Research and development	62
Total	833

Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by labor unions.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not currently subject to any threatened or ongoing legal proceedings that, in the opinion of our management, may have a material adverse effect on our business, results of operations or financial condition.

Regulation

Regulations Relating to Value-added Telecommunication Service

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016 respectively by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating promulgated in March 2009 and amended in July 2017 by MIIT set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Content Measures, which was amended in January 2011. Under the Internet Content Measures, commercial internet information services operator shall obtain a license for value-added telecommunications business. The Internet Content Measures also set out certain restrictions on the provision of internet information services. For example, the internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Furthermore, administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and effective in August 2016. The MIAIS Regulations were enacted to regulate mobile application information services, or the App, the App providers (including App owners or operators) and online App stores. App service providers are required to obtain relevant qualifications pursuant to PRC laws and regulations.

Regulations Relating to Foreign Investment in Value-added Telecommunication Companies

The PRC Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. For more details, see “Item 3. Key Information – Risks Related to our Corporate Structure – Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign Investment in Value-added Telecommunication Companies

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, respectively, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. Nevertheless, the Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (operational e-commerce business) promulgated by the MIIT, in June 2015, removes the restriction on foreign equity for “online data processing and transaction processing businesses (operational e-commerce business), and the Foreign Investment Catalog (as amended) also allows a foreign investor to own more than 50% of the total equity interest in a company operating such operational e-commerce business.

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (1) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (2) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their provision of value-added telecommunications services; (3) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license; and (4) all value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with these requirements in the MIIT Notice and cure any non-compliance, the Ministry of Information Industry or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications service license.

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For examples, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. In June 2018, MOFCOM and NDRC promulgated the Negative List (2018 version), which became effective July 2018. The Negative List (2018 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Our business falls under value-added telecommunications services, which are under the “restricted category” in the Foreign Investment Catalog (as amended).

Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation

Pursuant to the Regulation on Security Administration of Large-scale Mass Activities promulgated by the State Council in September 2007 which became effective in October 2007, large-scale mass activities as mentioned in such regulation refer to the following activities that legal persons or other organizations hold for the public with the participants expected to reach 1,000 or more in any single session: sports competition, concert, music concert and other art performances, exhibition, spot sale, etc. The undertaker of large-scale mass activities, or the Undertaker, shall be responsible for the activity’s security, with the principal of Undertaker serving as the person in charge of the security of large-scale mass activities. The Undertaker must apply for a security permit for the large-scale mass activity with the competent public security bureau at least 20 days before the date when the activity is held. For the large-scale mass activity having the expected number of participants larger than 1,000 but lower than 5,000, such security permit shall be issued by the local public security bureau of the people’s government at the county level; for the large-scale mass activity with expected number of participants over 5,000, such security permit shall be issued by the local public security bureau of the people’s government at the level of cities with district or municipalities; in case the large-scale mass activity crosses provinces, autonomous regions or municipalities, the security permit shall be issued by the public security department of the State Council. The Undertaker shall not, without permission, alter the time, location, content of a large-scale mass activity for which a security permit has been obtained, or enlarge its scale. Furthermore, the Undertaker shall immediately stop admitting people if the number of people who have entered the activity venue reaches the approved limit. In case that a public security accident or a security case occurs in the course of a large-scale mass activity, the principal of Undertaker shall immediately initiate the emergency contingency plan and report to the public security department. Any violation of the above provision may result in penalties, including but not limited to banning of such activities, fines, confiscation of illegal gains or criminal liabilities.

In additions, pursuant to the Regulations on Administration of Urban Roads promulgated in June 1996 and amended in January 2011 and March 2017 respectively by the State Council, the temporary occupancy and use of urban roads due to extraordinary circumstances shall be approved by the competent municipal engineering administrative department and the public security and traffic administrative department. Such temporary occupancy and use with approval shall be carried out in conformity with the approved location, area and time limits, without damaging the urban roads, and the road shall be restored to its original conditions upon the expiration of the approved occupation and use duration. Any violation of the above provision may result in, among others, correction order, fines or liability for damage.

Regulations Relating to Automobile Sales

The sales of new automobiles within the territory of PRC are principally governed by the Administration Measures for the Automobile Sales, or the Automobile Sales Measures, promulgated by the MOFCOM in April 2017, which became effective in July 2017. Pursuant to the Automobile Sales Measures, the auto dealer shall submit its basic information to the National Automobile Circulation Information Administration System of the MOFCOM for record-filing within 90 days after its establishment, update its filing via the system within 30 days after its filed information is changed, and promptly submit the number and types of automobiles sold and other information as required via such system. The Automobile Sales Measures further stipulate that, among other things, (1) automobile suppliers and dealers shall sell automobiles, spare parts and other related products in conformity with relevant regulations and standards, and shall refrain from the sale of products prohibited by applicable laws and regulations, (2) auto dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services in their business premises, and shall not charge additional fees beyond the expressly indicated prices, (3) auto dealers shall expressly indicate the quality assurance, warranty service and other after-sales service policies of which customers should be aware in their business premises, (4) auto dealers selling household automobiles shall expressly indicate the information of policies of reparation, replacement and return applicable to household automobiles in their business premises; and (5) auto dealers shall maintain an updated and accurate record of information related to automobiles sold and the customers with a record period of no less than 10 years. Any dealer found to be non-compliant with these requirements may potentially be subject to correction order, warning and/or fines.

Regulations Relating to Advertisements

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC laws and regulations set forth certain content requirements for advertisements in PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising agencies and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify the content of the advertisements against these supporting documents before publishing.

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, pursuant to which internet advertisements refers to the commercial advertisement for direct or indirect marketing of goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet applications, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (1) advertisements must be identifiable and marked with the word “advertisement” to the extent that consumers are able to distinguish them from non-advertisement information; (2) sponsored search results must be clearly distinguished from organic search results; (3) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner; (4) pop-up advertisements must clearly display the close button so that internet users can close the advertisement with one click; and (5) internet information service providers who do not participate in the business activities of internet advertising but only provide internet information services for the internet advertisement are also required to stop publishing illegal advertisement if they know or should have known that the advertising via their service is illegal.

Violation of these laws and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies and advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The Decisions on Preserving Internet Security was enacted by the NPC, in December 2000 and was amended in August 2009, which subject violators to potential criminal punishment in China for any effort to (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security of PRC, or the MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012, the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013 and came into force in September 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (1) any dissemination of illegal information in large scale; (2) any severe effect due to the leakage of the client’s information; (3) any serious loss of criminal evidence; or (4) other severe situation. Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law reiterated the requirements regarding collecting and using personal information, including, among others, (1) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; and (2) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy. The Internet Security Law further requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

Regulations Relating to Consumer Rights Protection and Tort Liabilities

According to the Laws on Protection of Consumers’ Rights and Interests of the PRC, which was latest amended in October 2013, if a consumer’s legitimate rights and interests are infringed upon by the goods seller or service provider at a trade fair, such customer may demand compensation from the infringing seller or service provider. If the trade fair is over, the customer may also demand compensation from the undertaker of such trade fair, in which case the undertaker has the right to recover the compensation from the infringing sellers or service providers afterwards.

In December 2009, the PRC Standing Committee of the NPC promulgated the Tort Liabilities Law of the PRC, which took effect in July 2010, or the Tort Liabilities Law, according to which, undertakers of mass activities shall bear tort liability for damages to others arising from such undertakers’ failure to fulfill security obligations. Moreover, if the act of a third party results in damage to others in a mass activity, while such third party shall bear tort liability, the undertaker that failed to fulfill security obligations shall also bear corresponding supplementary liability.

In addition, the Tort Liabilities Law and the Product Quality Law of the PRC, which was latest amended in December 2018, provides that a seller shall bear tort liability if a product causes damages to a third party due to a defect attributable to such seller’s fault or the failure to name the manufacturer or supplier of the defective product sold by such seller. Furthermore, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of the defective product, while such seller shall be entitled to seek reimbursement from the manufacturer upon compensation, if the product defect is caused by the manufacturer.

Regulation Related to Financial Lease

Pursuant to the Administrative Measures of Supervision on Financial Lease Enterprises formulated by the MOFCOM which became effective on October 1, 2013 (the “Administrative Measures”), financial lease enterprises shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Administrative Measures also contain regulatory provisions specifically focusing on sale-and-leaseback transactions. The leased assets in sale-and-leaseback transactions must be properties that possess economic functions and produce continuous economic benefits. A financial lease enterprise shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

In April 2018, the MOFCOM transferred the duties to promulgate rules and regulations on the operations and supervision of financial lease enterprises to the newly founded China Banking and Insurance Regulatory Commission. It is uncertain whether the change of the authority may lead to changes in the interpretation and application of existing Administrative Measures or how any such changes might affect financial lease enterprises.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.   Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which was latest amended in February 2010 and took effect in April 2010, or the Copyright Law, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent.   The Patent Law of the PRC that was latest amended in December 2008 and became effective in October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications.

Trademark.   The Trademark Law of the PRC that was latest amended in August 2013 and took effect in May 2014, or the Trademark Law, and its implementation rules protect registered trademarks. The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name.   Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT in August 2017, which became effective in November 2017, or the Domain Names Measures. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008 and amended in December 2018, or the EIT Law, and (2) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15%.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by SAT in April 2009, or SAT Circular 82, the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or SAT Bulletin No. 45, and the Notice on Issues Related To Implementation of Determination of Tax Resident Enterprise on the Basis of De Facto Management Bodies issued by the SAT in January 2014, or SAT Bulletin No. 9, all of which provide guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to SAT Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•	the senior management and core management departments in charge of the enterprise’s daily operations function are mainly in the PRC;

•	financial and human resources decisions of the enterprise are subject to determination or approval by persons or bodies in the PRC;

•	the enterprise’s major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and

•	50% or more of the enterprise’s directors or senior management with voting right habitually reside in the PRC.

SAT Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

SAT Bulletin No. 9 further provides that, among other things, an entity that is classified as a “PRC resident enterprise” in accordance with the SAT Circular 82 shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “PRC resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

If TuanChe Limited or any of our subsidiaries outside of China were to be considered a PRC “resident enterprise” under the EIT Law, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Income Tax for Share Transfers

According to the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-resident Enterprise, or SAT Bulletin 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of SAT Bulletin 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (1) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (2) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (3) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (4) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which, among others, repeals certain rules stipulated in SAT Bulletin 7 and became effective on December 1, 2017. The SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

There is uncertainty as to the application of SAT Bulletin 7. SAT Bulletin 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions are determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015 and was amended in June 2018. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Regulations of the People’s Republic of China on Foreign Exchange Administration, promulgated by the State Council and amended in August 2008. Under these regulations, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE, is obtained and prior registration with SAFE is made.

In August 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, was promulgated by the General Affairs Department of SAFE, which regulates the conversion by foreign-invested enterprises of foreign currency capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines.

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments was promulgated by SAFE in November 2012 and amended in April 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, according to the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents promulgated by SAFE in May 2013 and amended in October 2018, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign investment entities, and issued the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC if the approved principal business of the foreign-invested enterprise includes investment or it complies with certain foreign exchange procedures.

In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which became effective in June 2015 and has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under SAFE Circular 142, and annulled SAFE Circular 142 and SAFE Circular 36. However, SAFE Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Overseas Investment by PRC Residents

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Roundtrip Investment Conducted by Residents in China via Special-Purpose Companies, or SAFE Circular 37, which replaced the former circular commonly known as SAFE Circular 75 promulgated by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of the special purpose vehicle. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE .

Share Option Rules

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals Participation in Equity Incentive Plans of Companies Listed Abroad issued by SAFE in February 2012, or the SAFE Circular 7, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (1) register with SAFE or its local branches, (2) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (3) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (1) the Company Law of the PRC, most recently amended by the Standing Committee of the NPC in March 2014, and (2) the Wholly Foreign-Owned Enterprise Law, most recently amended by the Standing Committee of the NPC in September 2016, and its implementation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a wholly foreign-owned enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2006 and was amended in June 2009, or the M&A Rules. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC and purchase, through such enterprise, any assets of a domestic company and operate such assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the Standing Committee of NPC in July 1994 and amended in August 2009, or the Labor Law, and the Labor Contract Law of PRC, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012, or the Labor Contract Law, employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee for more than a month but less than a year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an employer fails to conclude a written labor contract with a worker within one year as of the date when it employs the worker, it shall be deemed to have concluded an open-ended labor contract with the latter. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010 which became effective in July 2011, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an on-the-job injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report:

(1)	Mr. Zhiwen Lan, Mr. Jianchen Sun, Mr. Qiuhua Xu, Mr. Xingyu Du, Mr. Zijing Zhou, Mr. Zhen Ye, and Lanxi Puhua Juli Equity Investment L.P. hold a 1.1226%, 1.1967%, 0.9972%, 0.0997%, 0.0973%, 0.5836%, and 2.70% equity interest in TuanChe Internet, respectively.

The following table sets out the details of our subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%

Major VIEs	Place of Incorporation	Ownership Interest
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Best Cars Limited (“Best Cars”)	British Virgin Islands	100%

Major subsidiaries of VIEs	Place of Incorporation	Ownership Interest
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd. (“Zhongrui Guochuang”)*	PRC	100%
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	PRC	100%
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	PRC	100%
Tianjin Hengyuan Chuangxin Automobile Sales Co., Ltd. (“Tianjin Hengyuan”)	PRC	100%

*	On June 22, 2018, Zhongrui Guochuang was restructured from being a VIE of TuanYuan to a subsidiary of TuanChe Internet.

Our Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. We conduct our operations in the PRC principally through TuanChe Internet and its subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have effective control over our consolidated affiliated entities through a series of contractual arrangements among our wholly-owned PRC subsidiary TuanYuan, TuanChe Internet and its shareholders.

•	exercise effective control over each of TuanChe Internet and its subsidiaries;

•	receive substantially all of the economic benefits of TuanChe Internet and its subsidiaries; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of TuanChe Internet and its subsidiaries when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of TuanChe Internet and its subsidiaries, and, therefore, have consolidated the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary TuanYuan, TuanChe Limited and its shareholders.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between TuanYuan and TuanChe Internet, TuanYuan has the exclusive right to provide or designate any third party to provide, among other things, comprehensive business support, technical support and consulting services to TuanChe Internet. In exchange, TuanChe Internet pays service fees to TuanYuan in an amount determined at TuanYuan’s discretion. Without the prior written consent of TuanYuan, TuanChe Internet cannot accept any consulting and/or services provided by or establish similar cooperation relationship with any third party. TuanYuan owns the exclusive intellectual property rights created as a result of the performance of this agreement. The agreement shall remain effective unless unilaterally terminated by TuanYuan with a written notice or pursuant to other provisions of the agreement, whereas TuanChe Internet does not have any right to unilaterally terminate the exclusive business cooperation agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among TuanYuan, TuanChe Internet and its shareholders, each of the shareholders of TuanChe Internet irrevocably granted TuanYuan a right to purchase, or designate a third party to purchase, all or any part of their equity interests in TuanChe Internet at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at TuanYuan’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of TuanChe Internet shall promptly give all considerations they received from the exercise of the options to TuanYuan. Without TuanYuan’s prior written consent, TuanChe Internet and its shareholders shall not enter into any major contract except for those entered in the daily business operations. Without TuanYuan’s prior written consent, TuanChe Internet and its shareholders shall not sell, transfer, license or otherwise dispose of any of TuanChe Internet’s assets or allow any encumbrance of any assets. TuanChe Internet shall not be dissolved or liquidated without the written consent by TuanYuan. This agreement shall remain in effect until TuanYuan and/or any third party designated by TuanYuan has acquired all equity interests of TuanChe Internet from its shareholders.

Equity Pledge Agreement

Under the equity interest pledge agreement among TuanYuan, TuanChe Internet and its shareholders, TuanChe Internet’s shareholders pledged all of their equity of TuanChe Internet to TuanYuan as security for performance of the obligations of TuanChe Internet and its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, TuanYuan may exercise the right to enforce the pledge immediately. TuanYuan may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on TuanChe Internet’s shareholders and their successors. The equity pledge agreement shall remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of TuanChe Internet, each of them irrevocably authorized TuanYuan to act on their respective behalf as exclusive agent and attorney, with respect to all rights of shareholders concerning all the equity interest held by each of them in TuanChe Internet, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to exercise all shareholder rights and the voting rights (including the right to sell, transfer, pledge and dispose of all or a portion of the equity interests held by such shareholder), and the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management.

In the opinion of Shihui Partners, our PRC legal counsel, the contractual arrangements among TuanYuan, TuanChe Internet and its shareholders are valid, binding and enforceable under applicable PRC law currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of TuanChe Internet unconditionally and irrevocably agrees that the equity interest in TuanChe Internet held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the powers of attorney. In addition, each of them agrees not to assert any rights over the equity interest in TuanChe Internet held by his or her respective spouse. In addition, in the event that any of them obtains any equity interest in TuanChe Internet held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

D.	Property, plants and equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report.  This report contains forward-looking statements.  See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.  We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading omni-channel automotive marketplace in China, ranking third in terms of both volume and GMV of new automobiles sold in 2017, according to the iResearch report. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2016, 2017 and 2018, we hosted 26, 304, and 851 auto shows across 18, 75, and 196 cities in China, facilitating the transactions of over 13,000, over 193,000, and over 347,000 automobiles, respectively. Our auto shows offered a total of 727, 11,046, and 27,008 booth spaces in 2016, 2017 and 2018, respectively. In 2017 and 2018, the GMV of automobile sales transactions we facilitated through our auto shows reached approximately RMB30.0 billion, and RMB48.1 billion (US$7.1 billion), respectively.

Historically, we have generated our net revenues primarily through our offline events. Our net revenues were RMB117.4 million, RMB280.7 million, and RMB651.0 million (US$94.7 million), in 2016, 2017 and 2018, respectively. Our net loss was RMB86.6 million, RMB90.7 million, and RMB78.7 million (US$11.4 million) in 2016, 2017 and 2018, respectively. Our net loss from continuing operations was RMB81.5 million, RMB75.7million, and RMB75.1 million (US$10.9 million) in 2016, 2017 and 2018, respectively. Our adjusted EBITDA was RMB(81.7) million, RMB(84.0) million, and RMB7.5 million (US$1.1 million) in 2016, 2017 and 2018, respectively. Our adjusted net loss was RMB84.3 million and RMB87.4 million in 2016 and 2017, and our adjusted net profit was RMB3.3 million (US$0.5 million) in 2018. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

General Factors Affecting Our Results of Operations

We operate in China’s automotive industry, and our results of operations and financial condition are significantly affected by general factors driving this industry. With the increase in disposable income for automobile consumers, especially in lower tier cities, and declining automobile prices, automobiles have become more affordable to Chinese consumers. The urbanization of China’s population has led to infrastructure development, which makes automobiles a more desirable solution for short-distance traveling. In particular, tier-3 and below cities are experiencing, and are expected to continue to experience, a faster growth rate than tier-1 and tier-2 cities in terms of new automobile sales volume. New automobile sales volume in tier-3 and below cities is expected to grow at a CAGR of 7.3% from 2017 to 2022, much higher than the CAGR of 0.3% over the same period in tier-1 and tier-2 cities, according to the iResearch report.

In addition to general economic conditions and industry factors, we believe the following company-specific factors have had, and will continue to have, a significant impact on our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s automotive industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Scale of Our Business

The scale of our business, including the number of offline events we organize, the number of cities in which we operate, the number of automobile sales transactions we facilitate, and the number of industry customers we serve, has a significant impact on our results of operations. In 2016, we organized 26 auto shows and facilitated the sales of over 13,000 automobiles. In 2017, these numbers increased significantly to 304 auto shows and over 193,000 automobiles. In 2018, we organized 851 auto shows and facilitated the sales of over 347,000 automobiles. The total number of industry customers we served through our auto shows increased from 590 in 2016 to 4,737 in 2017, and further to 8,281 in 2018. As of December 31, 2016 and 2017 and 2018, our sales operations cover 23, 78, and 138 cities across China, respectively. Our scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we operate, and the number of automobiles sold during our offline events has enabled us to generate a substantial amount of net revenues and to lower our average fixed costs such as selling and administrative overheads. Our scale has also enabled us to establish an extensive network of industry customers, which is critical to our ability to expand the variety of services we offer and solidify our market leadership. In June 2018, we began our virtual dealership business through which we had facilitated the sale of 961 automobiles as of December 31, 2018. We expect that our virtual dealership business will experience significant expansion, contributing to the growth of our overall results of operations and financial conditions.

Pricing

Our ability to maintain or potentially increase the service fees we charge our industry customers directly impacts our results of operations. We generate net revenues from our offline events by charging participating industry customers for booth spaces. Our net revenues for our auto show business is the product of the number of paying industry customers we attract for each auto show, the amount we charge each of those industry customers and the number of auto shows we host, while our net revenues for our group-purchase facilitation services depend on the number of group-purchase events we facilitate, the amount we charge the industry customers for each event and, in some cases, the number of automobiles we sell and our commissions for each automobile sold in the offline events. While for most of our offline events our pricing is not based on the number of successful transactions, we believe our ability to bring a steady stream of purchase orders increases our industry customers’ stickiness and propensity to continue using our services, which is crucial to our ability to maintain and raise overall booth space prices while retaining industry customers as we increase the scale of our offline events nationwide. In the long run, we expect to maintain and increase the prices for our booth spaces in our auto shows in all cities where we organize auto shows. However, as we expand into an increasing number of tier-3 and below cities where booth space price levels are generally lower than tier-1 and tier-2 cities, we may experience decline in overall price per booth at our auto shows.

For our virtual dealership business, the amount of commission we charge secondary dealers is directly related to our results of operations. We plan to offer secondary dealers technical and operational support in addition to automobile sales facilitation in an effort to enhance secondary dealers’ reliance on us, which will enable us to achieve an optimal pricing level in the future.

Operational Efficiency

Our ability to maintain and enhance operational efficiency for our offline events directly impacts our results of operations. We depend on our standardized event planning and operating procedures and we rely on our employees’ skills and know-how to carry out those procedures in light of varying local conditions. As we expand the scale of our offline events and tap into new service offerings and regions, our ability to enhance operational efficiency by improving our standardized operating procedures will be crucial in controlling our cost of sales and improving our gross margin, and our ability to streamline our corporate functions and improve our administrative efficiency will contribute to a slower growth rate in our operating expenses compared to that in our net revenues.

Consumer Acquisition

Consumer acquisition affects our results of operations in two ways. On one hand, a large, high-quality, and engaged consumer base is attractive to our industry customers seeking to sell automobiles and related automotive services. On the other hand, high consumer acquisition efficiency enables us to control our selling and marketing expenses, which mainly consist of event promotion expenses and sales employee compensation. As our business expands in scale and as our reputation grows, we expect to continue to improve our consumer acquisition efficiency by increasing word-of-mouth referrals and negotiating more favorable terms with our various online and offline channels.

Seasonality

We generally experience effects of seasonality primarily due to the consumption habits of Chinese automobile consumers. For example, we generally organize fewer offline events and generate less net revenues during the first quarter of each year than any of the other three quarters due to the effect of the Chinese New Year holidays when consumers tend to stay home with their families. In contrast, we experience higher net revenues growth during the last quarter of each year than any of the other three quarters when consumers increase their purchasing activities in preparation for the coming holiday season.

Non-Commercial Contingencies

Due to the nature of our business, certain contingencies and non-commercial factors, such as weather conditions and number of weekends during a specific period, may also affect our results of operations. We host many of our offline events outdoors throughout the year. Severe weather conditions may force us to cancel pre-scheduled outdoor events and lower the level of industry customer attendance at the affected events, negatively impacting our net revenues. Further, our efforts to manage such weather contingencies, such as securing backup indoor venues or setting up temporary facilities, will lead to increased set-up and venue rental cost, which may negatively impact our gross profit and overall results of operations.

Because we generally organize offline events during weekends in order to maximize consumer attendance, the number of weekends in a particular period could affect the net revenues and our overall results of operations for that period. For example, because September 29 and 30, 2018 were converted into working days by regulation, there was one fewer weekend in the three months ended September 30, 2018 compared to the preceding quarter, which negatively impacted the number of auto shows we hosted and the net revenues we generated.

Critical Accounting Policies

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, our judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Principles of Consolidation

The consolidated financial statements include the financial statements of ourselves, our subsidiaries, and our consolidated affiliated entities for which we are the primary beneficiary. Subsidiaries are those entities in which we, directly or indirectly, control more than half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated affiliated entity is an entity in which we, or our subsidiary, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we or our subsidiaries are the primary beneficiary of the entity.

All transactions and balances among ourselves, our subsidiaries, and our consolidated affiliated entities have been eliminated upon consolidation.

Discontinued Operations

A reporting entity should report one or more of its components that are either disposed or meet the criteria to be classified as held for sale as discontinued operations. Such criteria include management’s commitment to a plan to sell the disposal group operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The operations and cash flows of such components should be clearly distinguished, operationally and for financial reporting purposes, from the rest of the reporting entity if such components have been classified as held for disposal or have been disposed of, and if such components either (1) represent a strategic shift, or (2) have a major impact on a reporting entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated statements of operations and comprehensive loss, a reporting entity should report results from discontinued operations separately from the income and expenses from continuing operations, and should present prior periods on a comparative basis. A reporting entity should also present cash flows for discontinuing operations separately. In order to present the financial effects of the continuing operations and discontinued operations, a reporting entity should eliminate net revenues and expenses arising from intra-group transactions except for those net revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

Revenue Recognition

We operate an omni-channel automotive marketplace and provide marketing solutions to our industry customers. We generate revenue principally through our auto shows and group-purchase events. In June 2018, we started to offer virtual dealership services by connecting automakers and franchised dealerships with secondary dealers.

We have adopted ASC Topic 606 “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to industry customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

We assess the revenue arrangements based on specific criteria in order to determine if we are acting as principal or agent. Based on revenue arrangements, we have not identified multiple performance obligations. We recognize revenue upon transfer of control of promised goods or services to an industry customer.

We record revenue net of value added tax and related surcharges collected from industry customers, which we subsequently remit to the government.

Auto shows revenue

Our omni-channel automotive marketplace allows us to organize auto shows, which aims to facilitate transactions between industry customers and automobile consumers. We charge a fixed service fee based on booth space that a participating industry customer wishes to occupy. We have identified one performance obligation for these transactions, which is to provide a decorated venue for industry customers. The auto shows revenue is recognized over the period of the contract when the services are provided.

Group-purchase facilitation service revenue

We solicit a group of automobile consumers who are interested in the same brand and model using our online platform, and organize group-purchase events by inviting these consumers to the dealerships that offer favorable prices on that brand and model. We collect group-purchase facilitation service fees from the dealerships in the form of a fixed service fee per group-purchase event or a fixed commission fee per automobile sold during the group-purchase event. We recognize revenue when the service of group-purchase or facilitation is rendered, which occurs upon the closing of the group-purchase event.

Virtual dealership service revenue

We operate a virtual dealership by connecting automakers or franchised dealerships with secondary dealerships whereby we purchase automobiles on behalf of secondary dealers from automakers or franchised dealerships. We charge secondary dealers a commission fee for sales transactions that we facilitate. As we have neither inventory risk nor the discretion to establish automobile prices, we act as an agent in accordance with ASC 606. We recognize the virtual dealership commission revenue upon the secondary dealers’ acceptance of the delivery of automobiles from automakers or franchised dealerships.

Demand-side platform revenue

Our demand-side platform services generate revenue through (1) online advertising services and (2) advertising space resale services ("Tuiguangtong" services). For our advertising services, we provide advertising spaces on our website to customers and recognize the service fees we receive as revenue on a straight-line basis over the period of the service period. Under our Tuiguangtong services, we purchase advertising spaces wholesale from search engines and resell those spaces to our customers. Our customers pay us a membership fee to access these spaces. We recognize the membership fee on a straight-line basis over the membership period, which is usually one year. Because we do not have discretion over the price of advertisement charged by search engines, who are the primary obligors for providing the advertising services, we recognize revenue from Tuiguangtong services on a net basis.

Long-term investments

In accordance with ASC 325 Investment—Other, for equity instrument investments which we do not have significant influence, and whose fair value is not readily determinable, we apply cost method accounting. We recognize gain or losses when such investment is sold or when dividends are declared or payments received. We assess our equity investments for other-than-temporary impairment by considering all relevant factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

Warrant

We issued warrant which enables the recipient to purchase our Series C-2 convertible redeemable preferred shares. We record the fair value of the warrant on the issuance date as a liability on the date of issuance, and record subsequent changes in its fair value in our consolidated statements of operations and comprehensive loss. The consideration of the warrant issuance we received was our ability to enter into future debt financing transactions with the recipient of the warrant. Therefore, we record the fair value of the warrant as non-current asset.

We use the Black Scholes Model valuation model to determine the fair value of the warrant. See Note 20 to the consolidated financial statements included in this annual report.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-based Compensation

Description of stock option

In July 2012, we granted certain number of options to our directors, officers, other employees and consultants. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years. We had 15,473,653 share options which were outstanding on June 15, 2018 and were replaced by 13,740,480 restricted shares granted on the same day under the Share Incentive Plan we adopted in June 2018.

We recognize share-based compensation expenses in the consolidated statements of operations and comprehensive loss based on awards ultimately expected to vest, after considering actual forfeitures.

As of December 31, 2018, total unrecognized compensation expenses related to unvested awards granted from 2012 to December 31, 2018 was RMB77.0 million (US$11.2 million). We replaced outstanding share options with restricted shares on June 15, 2018.

Valuation assumptions

We use binomial option pricing model to determine fair value of the share-based awards. We estimate the fair value of each option granted on the date of grant using the binomial option-pricing model with the following assumptions:

	2016	2017	2018
Expected volatility	59.60% – 62.40%	57.90% – 59.70%	57.30%
Weighted average volatility	61.29%	58.44%	57.30%
Expected dividends	—	—	—
Risk-free rate	1.82% – 2.70%	2.60% – 3.18%	3.10%
Contractual term (in years)	10	10	10
Enterprise value	US$0.30 – US$0.32	US$0.32 – US$0.65	US$0.65

We estimate the expected volatility at the grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future. Contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. Government Bond with maturity of ten years as of the valuation date, plus country default risk spread between the United States and China.

Share options activities

The following table sets forth a summary of our options activities in 2017 and 2018.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2016	16,661	1,637	18,298	0.30	1.95	8,394
Granted	3,372	-	3,372	1.18	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,141)	-	(1,141)	0.63	-	-
Outstanding at December 31, 2016	18,892	1,637	20,529	0.43	1.39	9,975
Granted	60	-	60	0.42	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,877)	-	(1,877)	0.94	-	-
Outstanding at December 31, 2017	17,075	1,637	18,712	0.37	0.72	8,951
Granted	205	-	205	1.00	-	-
Exercised	-	-	-	-	-	-
Forfeited	(3,443)	-	(3,443)	0.12	-	-
Replaced by restricted shares	(13,837)	(1,637)	(15,474)	(0.43)	-	-
Outstanding at December 31, 2018	-	-	-	-	-	-
Exercisable as of December 31, 2016	8,382	1,318	9,700	0.20	0.61	3,914
Exercisable as of December 31, 2017	10,606	1,424	12,030	0.28	0.39	5,293
Exercisable as of December 31, 2018	-	-	-	-	-	-

The weighted average grant date fair value of options granted for 2016, 2017 and 2018 was RMB0.4920, RMB0.4851 and RMB1.8692 (US$0.2879) per option, respectively.

No options were exercised in 2016, 2017 and 2018.

Founders’ shares

In September 2012, we granted certain number of shares to our founders, Mr. Wei Wen, Mr. Jianchen Sun, Mr. Qiuhua Xu and Mr. Xingyu Du, subject to certain transfer restrictions. Such shares were scheduled to vest over a period of four years, provided that such shares would vest immediately in the event that (1) such founders’ continuous status as a service provider is voluntarily terminated by the founders or (2) such founders’ continuous status as a service provider is terminated by us for cause. We accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

In September 2013, we amended the vesting schedule of all unvested founders’ shares under which founders’ shares became subject to vesting with 1/36th of the options vesting each month after September 2013. The change in in vesting schedule was treated as a modification of the award and did not result in a modification charge as there was no incremental value resulted from the modification.

In 2016, 2017 and 2018, we recognized share-based compensation expenses related to the founders’ shares of US$0.2 million, nil and nil, respectively. Grant date fair value per restricted share is US$0.01.

Restricted shares	Number of shares
Outstanding as of January 1, 2016	15,949,454
Restricted shares vested	(15,949,454)
Outstanding as of December 31, 2016	-
Restricted shares vested	-
Outstanding as of December 31, 2017	-
Restricted shares vested	-
Outstanding as of December 31, 2018	-

Share option replacement

In June 2018, our directors approved the Share Incentive Plan, or the Plan. Under the Plan, 38,723,321 ordinary shares were issued to Best Cars Limited, the nominee of our equity incentive trust. Meanwhile, we replaced the outstanding share options granted to employees and non-employees with restricted shares granted under the Plan. As a result of the Plan, on June 15, 2018, a total of 15,473,653 share options were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. We concluded that the cancellation and replacement of awards is a modification, and determined that the modification is a probable-to-probable (Type 1) modification. We immediately recognized the portion of incremental value of RMB10.7 million (US$1.6 million) as expenses for those vested share options; the portion of the incremental value of RMB3.7 million (US$0.6 million) as the result of the replacement for unvested share options will be recognized as expenses over the remaining vesting periods of one to four years.

Concurrently, we newly granted 10,666,204 restricted shares to employees. We recognize the total fair value of RMB109.0 million (US$15.8 million) for those newly granted restricted shares as expenses over the vesting periods of nil to four years.

The table below sets forth the restricted shares activities for 2018.

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
		US$

Outstanding as of January 1, 2018	-	-
Granted	24,407,184	1.595
Vested	(12,917,926)	1.595
Outstanding as of December 31, 2018	11,489,258	1.595

In 2018, we recognized the share-based compensation expenses for the share options and restricted shares granted of RMB0.6 million (US$0.1 million) and RMB71.2 million (US$10.4 million), respectively.

As of December 31, 2018, unrecognized share-based compensation expenses related to the restricted shares granted were RMB77.0 million (US$11.2 million), which we expect to recognize over a weighted-average period of 2.97 years.

Grant of super voting right

On June 13, 2018, our board of directors granted super voting right to Mr. Wei Wen, the chairman of our board of directors and chief executive officer, resulting in an increase of RMB4.7 million (US$0.7 million) in the fair value of the Class B ordinary shares held by Mr. Wei Wen. We recorded this increase as share-based compensation expense under our general and administrative expenses.

Ordinary shares

On September 29, 2018, First Aqua Inc., our Class A ordinary shareholders, entered into a share transfer agreement with ACEE Capital Ltd., the Series D-1 preferred share holder of our Company, to transfer 521,962 Class A ordinary shares to ACEE Capital Ltd., for an aggregate selling price of US$1.1 million. The transfer of Class A ordinary shares was authorized by the Board of Directors on September 28, 2018. Accordingly, we recognized the incremental value of RMB1.7 million between the consideration and the fair value of 521,962 Class A ordinary shares in general and administrative expenses as share-based compensation on the transfer date.

On November 20, 2018, we completed our initial public offering on the NASDAQ Capital Market. In this offering, we issued and sold to the public 2,600,000 ADS, representing 10,400,000 Class A ordinary shares, at a price of US$7.80 per ADS. The aggregate proceeds we received from this offering, net of issuance costs, were approximately RMB 103.4 million (US$15.0 million).

Immediately prior to the completion of this offering, all of the issued and outstanding pre-IPO preferred shares were automatically converted and pre-IPO China Best redeemable shares, pre-IPO Series A convertible redeemable preferred shares, pre-IPO Series B-1 convertible redeemable preferred shares, pre-IPO Series B-2 convertible redeemable preferred shares, pre-IPO Series C-1 convertible redeemable preferred shares, pre-IPO Series C-2 convertible redeemable preferred shares, pre-IPO Series C+ convertible redeemable preferred shares, pre-IPO Series C-4 convertible redeemable preferred shares were re-designated into Class A ordinary shares on a one-for-one basis, pre-IPO Series D-1 convertible redeemable preferred shares and pre-IPO Series D-2 convertible redeemable preferred shares were re-designated into Class A ordinary shares on a 1-for-1.47 basis.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss/profit as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, fair value loss of warrant, and share-based compensation expenses less interest income and fair value gain of warrant. We define adjusted net loss/profit as net loss excluding fair value loss of warrant and share-based compensation expenses less fair value gain of warrant. We believe that adjusted EBITDA and adjusted net loss/profit provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss/profit presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss/profit to net loss for the periods indicated.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Add:
Depreciation and amortization	1,208	965	1,060	154
Interest expense	1,376	2,416	3,146	458
EBITDA	(83,984)	(87,290)	(74,494)	(10,833)
Add:
Fair value loss of warrant	-	1,390	3,843	559
Share-based compensation expenses	2,860	1,896	78,133	11,364
Subtract:
Fair value gain of warrant	560	-	-	-
Adjusted EBITDA	(81,684)	(84,004)	7,482	1,090

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Add:
Fair value loss of warrant	-	1,390	3,843	559
Share-based compensation expenses	2,860	1,896	78,133	11,364
Subtract:
Fair value gain of warrant	560	-	-	-
Adjusted net (loss)/profit	(84,268)	(87,385)	3,276	478

Key Components of Results of Operations

Net Revenues

We generate net revenues mainly from auto shows and group-purchase facilitation events. In 2016, 2017, and 2018, our net revenues were RMB117.4 million, RMB280.7 million, and RMB651.0 million (US$94.7 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Auto show	50,840	43.3	263,927	94.0	644,252	93,703	99.0
Group-purchase facilitation	66,513	56.7	16,739	6.0	-	-	-
Virtual dealership, demand-side platform and other revenues	-	-	-	-	6,761	983	1.0
Total net revenues	117,353	100.0	280,666	100.0	651,013	94,686	100.0

Auto show revenue

We typically generate net revenues from industry customers that pay for booth spaces in our auto shows. In 2016, 2017, and 2018, net revenues generated from our auto shows were RMB50.8 million, RMB263.9 million, and RMB644.3 million (US$93.7 million), respectively, representing 43.3%, 94.0%, and 99.0% of our net revenues for the same periods, respectively.

Group-purchase facilitation revenue

We typically generate net revenues from auto dealers by charging them a fixed fee per group-purchase event or a fixed fee per automobile sold during the group-purchase event. In 2016, 2017, and 2018, net revenues generated from our group-purchase facilitation services were RMB66.5 million, RMB16.7 million and nil, respectively, representing 56.7%, 6.0%, and 0.0% of our net revenues for the same periods, respectively. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

Virtual dealership, demand-side platform advertising and other revenues

We began our virtual dealership business in June 2018. We also conducted our demand-side platform advertising business throughout 2018. We generated net revenues primarily from these services of approximately RMB6.8 million (US$1.0 million) in 2018. We expect that our net revenues from our virtual dealership business will experience significant growth in the next few years, and will make a meaningful contribution to our overall net revenues in the future.

Cost of Revenues

Our cost of revenues consists primarily of  (1) venue set-up costs, (2) venue rental costs, (3) security costs, and (4) direct labor costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	117,353	100.0	280,666	100.0	651,013	94,686	100.0
Cost of revenues:
Venue set-up costs	3,534	3.0	32,250	11.5	76,621	11,144	11.8
Venue rental costs	5,144	4.4	30,959	11.0	66,718	9,704	10.3
Security costs	965	0.8	8,215	2.9	7,326	1,066	1.1
Direct labor costs	3,676	3.1	4,810	1.7	7,364	1,071	1.1
Other direct costs	4,429	3.8	9,508	3.4	25,340	3,685	3.9
Total cost of revenues	17,748	15.1	85,742	30.5	183,369	26,670	28.2

Venue set-up costs

We engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB3.5 million, RMB32.3  million, and RMB76.6 million (US$11.1 million) in 2016, 2017 and 2018, respectively.

Venue rental costs

We use venues owned by third-party property owners for our auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB5.1 million, RMB31.0 million, and RMB66.7 million (US$9.7 million) in 2016, 2017 and 2018, respectively.

Security costs

To comply with regulatory requirements on public gatherings and to ensure the safety of participants at our offline events and of the merchandise on display, we hire security personnel through third-party security service providers and in some cases set up security checkpoints to ensure that our offline event venues are free from harmful or dangerous substances and are in compliance with laws and regulations. We recognize the payments we make to such security personnel and to set up the security checkpoints as security costs, which were RMB1.0 million, RMB8.2 million, and RMB7.3 million (US$1.1 million) in 2016, 2017 and 2018, respectively.

Direct labor costs

We assign our own field employees to each of our offline events who are responsible for handling event-day logistics and contingencies. We recognize the salaries and benefits we pay to those employees as direct labor costs. In 2016, 2017 and 2018, our direct labor costs were RMB3.7 million, RMB4.8 million, and RMB7.4 million (US$1.1 million), respectively.

Other direct costs

Other direct costs include costs related to the planning and organization of our offline events, such as meals, package deliveries, and telecommunications. In 2016, 2017 and 2018, our other costs were RMB4.4 million, RMB9.5 million, and RMB25.3 million (US$3.7 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB99.6 million, RMB194.9 million, and RMB467.6 million (US$ 68.0 million) in 2016, 2017 and 2018, respectively, and our gross profit margin was 84.9%, 69.5%, and 71.8% in 2016, 2017 and 2018, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	117,353	100.0	280,666	100.0	651,013	94,686	100.0
Operating expenses:
Selling and marketing expenses	136,666	116.4	223,249	79.5	432,059	62,840	66.4
General and administrative expenses	24,458	20.9	27,491	9.8	84,360	12,270	13.0
Research and development expenses	19,576	16.7	15,925	5.7	19,262	2,802	3.0
Total operating expenses	180,700	154.0	266,665	95.0	535,681	77,912	82.4

Selling and marketing expenses

Our selling and marketing expenses consist primarily of  (1) advertising and promotion expenses, which entail expenditures related to online and offline promotion of our business, (2) sales staff compensation, (3) transportation expenses and field sales office rental expenses incurred by our sales staff, and (4) call center expenses. We expect that our selling and marketing expenses will continue to increase as we further expand into new markets and service offerings and as we enhance our brand recognition. The following table sets forth the components of our selling and marketing expenses, in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	117,353	100.0	280,666	100.0	651,013	94,686	100.0
Selling and marketing expenses:
Advertising and promotion expense	60,948	51.9	134,181	47.8	260,245	37,851	40.0
Sales staff compensation	61,534	52.4	71,304	25.4	125,468	18,249	19.3
Transportation and rental expenses	10,288	8.8	7,122	2.5	6,249	909	1.0
Call center expenses	-	-	1,309	0.5	19,750	2,873	3.0
Others	3,896	3.3	9,333	3.3	20,347	2,958	3.1
Total selling and marketing expenses	136,666	116.4	223,249	79.5	432,059	62,840	66.4

General and administrative expenses

General and administrative expenses consist primarily of (1) administrative staff compensation, (2) professional service expenses, and (3) office expenses. The following table sets forth the components of general and administrative expenses, in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	117,353	100.0	280,666	100.0	651,013	94,686	100.0
General and administrative expenses:
Administrative staff compensation	10,876	9.3	14,027	5.0	61,997	9,017	9.5
Professional service expenses	5,076	4.3	4,231	1.5	10,412	1,514	1.6
Office expenses	5,274	4.5	4,580	1.6	4,856	706	0.8
Others	3,232	2.8	4,653	1.7	7,095	1,033	1.1
Total general and administrative expenses	24,458	20.9	27,491	9.8	84,360	12,270	13.0

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, TuanChe Information Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from such subsidiary during the period indicated. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries and consolidated affiliated entities in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the modified PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments are granted to enterprises qualified as high and new technology enterprise, or HNTE. In 2018, our subsidiary TuanYuan and consolidated affiliated entity TuanChe Internet were accredited as HNTEs and are entitled to the preferential enterprise income tax rate of 15% from 2018 to 2020, if TuanYuan and TuanChe Internet successfully meet the criteria of HNTE each year. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.”

Our subsidiaries and consolidated affiliated entities in China are subject to value-added tax at a rate of 6% on the services they provide, less any deductible value-added tax they have already paid or borne. Our subsidiaries and consolidated affiliated entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective in November 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, TuanChe Information Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from TuanYuan, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. You should read this information together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future years or periods.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net Revenues	117,353	280,666	651,013	94,686
Cost of revenues	(17,748)	(85,742)	(183,369)	(26,670)
Gross profit	99,605	194,924	467,644	68,016
Total operating expenses	(180,700)	(266,665)	(535,681)	(77,912)
Net loss from continuing operations	(81,508)	(75,694)	(75,088)	(10,920)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)	(525)
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Accretion to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	(5,100)
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(103,156)	(112,983)	(110,365)	(16,050)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.10)	(1.02)	(0.90)	(0.13)
Diluted	(1.10)	(1.02)	(0.90)	(0.13)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.06)	(0.16)	(0.03)	(0.004)
Diluted	(0.06)	(0.16)	(0.03)	(0.004)
Weighted average number of ordinary shares
Basic	89,423,362	94,870,580	121,938,427	121,938,427
Diluted	89,423,362	94,870,580	121,938,427	121,938,427
Non-GAAP Financial Data (1)
Adjusted EBITDA	(81,684)	(84,004)	7,482	1,090
Adjusted net (loss)/profit	(84,268)	(87,385)	3,276	478

(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues from continuing operations increased significantly from RMB280.7 million in 2017 to RMB651.0 million (US$94.7 million) in 2018, primarily due to a sharp increase in our net revenues from our auto show business as a result of our continued geographical expansion.

•	Net revenues from auto show services increased significantly from RMB263.9 million in 2017 to RMB644.3 million (US$93.7 million) in 2018. The percentage of net revenues generated from auto show services increased from 94.0% in 2017 to 99.0% in 2018, which reflects our strategy to pivot into the auto show business from our group-purchase facilitation business. The increase in our auto show revenues was primarily due to the increase in the number of cities where we operated, the number of auto shows we organized, and the number of booths we offered to our industry customers, which include franchised dealers, automakers and automotive service providers. In 2017, we organized 304 auto shows in 75 cities, offering a total of 11,046 booths. In 2018, we significantly expanded the scale of our auto show business with 851 auto shows in 196 cities across China, offering a total of 27,008 booths.

•	Net revenues from group-purchase facilitation services decreased from RMB16.7 million in 2017 to nil in 2018. The percentage of net revenue generated from group-purchase facilitation services decreased from 6.0% in 2017 to nil in 2018. This decrease was primarily due to a shift of our focus from group-purchase facilitation services to auto show services from 2017 to 2018. In 2017, we organized 697 group-purchase events, while in 2018 we did not organize any group-purchase events.

•	Net revenues from our virtual dealership business, demand-side platforms and other services were approximately RMB6.8 million (US$1.0 million) in 2018. We sold 961 automobiles through our virtual dealership business in 2018, with a GMV of over RMB94.5 million (US$13.7 million). We began generating revenues from virtual dealership business in June 2018. We expect that our virtual dealership business will experience substantial growth in terms of business scale and amount of net revenues in the future, and will make a meaningful contribution to our overall results of operations and financial conditions.

We shifted the focus of our business from group-purchase events to auto shows in the last quarter of 2016, as we believe that automobile consumers in China are increasingly willing to explore more brands that fit their budgets and needs. Our auto shows offer consumers the option to compare multiple brands in a many-to-many environment. For detailed descriptions of our group-purchase events and auto shows, see “Item 4. Information on the Company—B. Business Overview—Our Services.”

Cost of Revenues

Our cost of revenues increased significantly from RMB85.7 million in 2017 to RMB183.4 million (US$26.7 million) in 2018, primarily due to the significant increase in the number of auto shows we organized in 2018 compared to 2017, and the resulting increase in the amount of costs directly related to the organization and operation of auto shows, such as venue rental, venue set-up and security costs.

•	Our venue set-up costs increased significantly from RMB32.3 million in 2017 to RMB76.6 million (US$11.1 million) in 2018. Our venue set-up costs directly correlate to the number of auto shows we organize and set up, which increased significantly from 304 in 2017 to 851 in 2018.

•	Our venue rental costs increased significantly from RMB31.0 million in 2017 to RMB66.7 million (US$9.7 million) in 2018. Our venue rental costs vary based on the number of venues we rent, which in turn depends on the number of auto shows we organize. The number of auto shows we organized increased significantly from 304 in 2017 to 851 in 2018.

•	Our security costs decreased by 10.8% from RMB8.2 million in 2017 to RMB7.3 million (US$1.1 million) in 2018. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

•	Our direct labor costs increased by 53.1% from RMB4.8 million in 2017 to RMB7.4 million (US$1.1 million) in 2018, primarily due to the increased number of field employees, driven by (1) an increase in the number of auto shows we organized from 304 in 2017 to 851 in 2018, and (2) our deployment of our own employees to handle certain security related event-day matters.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations increased from RMB194.9 million in 2017 to RMB467.6 million (US$68.0 million) in 2018.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased significantly from RMB223.2 million in 2017 to RMB432.1 million (US$62.8 million) in 2018, primarily due to the increase in our advertising and promotion expenses and sales staff compensation.

Our advertising and promotion expenses increased significantly from RMB134.2 million in 2017 to RMB260.2 million (US$37.9 million) in 2018, primarily driven by the number of cities covered by our offline events. In order to gain consumer awareness and establish business relationships with local industry customers, we incur additional selling and marketing expenses when we expand into a new city. The number of cities where we have established sales operations increased significantly from 75 as of December 31, 2017 to 196 as of December 31, 2018.

Our sales staff compensation expenses increased from RMB71.3 million in 2017 to RMB125.5 million (US$18.2 million) in 2018, which reflect share-based compensation in connection with our sales employees during 2018. After excluding the effect of share-based compensation, our sales staff compensation expenses increased by 19.0% from RMB70.7 million in 2017 to RMB84.1 million (US$12.2 million) in 2018. The percentage increase in sales staff compensation expenses was lower than the percentage increase in our total net revenues in 2018, primarily due to our adjustment of the method by which we calculate sales staff compensation in an effort to better align sales staff incentives with our operational success.

Our call center expenses increased significantly from RMB1.3 million to RMB19.8 million (US$2.9 million) from 2017 to 2018. In 2018, we significantly enhanced our collaboration with third party call center service providers in order to proactively communicate with consumers who have signed up for our offline events and to inform them of the automobile brands and automotive services these consumers will have access to during the events. We believe that this type of personal follow-up communications contribute to higher consumer attendance at our offline events, which in turn increases the attractiveness of our offline events to our industry customers. We expect to invest in technologies to facilitate our communications with potential consumers in an effort to reduce our call center expenses.

Despite growth in absolute amount, our selling and marketing expenses as a percentage of total net revenues decreased from 79.5% in 2017 to 66.4% in 2018. This is primarily due to our increased marketing and consumer acquisition efficiency with respect to our auto show business, and higher sales employee efficiency enabled by the collective know-how accumulated by our sales force.

General and administrative expenses

Our general and administrative expenses increased significantly from RMB27.5 million in 2017 to RMB84.4 million (US$12.3 million) in 2018, primarily due to (1) an RMB34.1 million increase in share-based compensation, resulting from our replacement of options with restricted shares, new grant of restricted shares, and grant of super voting right to Mr. Wei Wen; and (2) an increase in employee cash compensation expenses for our administrative staff driven by the increased headcount from 69 as of December 31, 2017 to 118 as of December 31, 2018, and (3) an increase in professional fees associated with our initial public offering in November 2018 and other expenses as a result of our status as a public company.

General and administrative expenses, as a percentage of total net revenues, increased from 9.8% in 2017 to 13.0% in 2018, primarily due to the significant share-based compensation expenses in 2018.

We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business. Our general and administrative expenses will also increase due to our status as a public company and the need to incur further costs to enhance our financial reporting and internal control functions.

Research and Development Expenses

Our research and development expenses were relatively stable in 2017 and 2018. We expect to increase our research and development expenses in the future as we carry out our strategy to enhance our technology and data analytics capabilities.

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations was RMB71.7 million and RMB68.0 million (US$9.9 million) in 2017 and 2018, respectively.

	For the year ended December 31,
	2017		2018
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Net revenues	280,666	100.0	651,013	94,686	100.0
Loss from continuing operations	(71,741)	(25.6)	(68,037)	(9,896)	(10.5)
Other Expenses:
Interest expenses, net	(2,416)	(0.9)	(3,146)	(458)	(0.5)
Exchange gains/(losses)	(199)	(0.1)	1,063	155	0.2
Investment income/(loss)	-	-	(660)	(96)	-
Fair value change of warrant	(1,390)	(0.5)	(3,843)	(559)	(0.6)
Others, net	52	-	(465)	(66)	(0.1)
Net loss from continuing operations	(75,694)	(27.0)	(75,088)	(10,920)	(11.5)
Net loss from discontinued operations	(14,977)	(5.3)	(3,612)	(525)	(0.1)
Net loss	(90,671)	(32.3)	(78,700)	(11,445)	(12.1)

Our other expenses include (1) interest income and interest expenses, (2) gains and losses which resulted when we convert RMB into foreign currencies, and vice versa, (3) investment income and loss, (4) fair value change of warrant which results from changes in the fair value of our issued warrant, and (5) others, net which primarily includes banking fees in connection with our Cayman bank accounts and penalty incomes.

We adjust the amount of warrant liability based on its fair value, and record any increase and decrease in its fair value as losses and gains in our consolidated statement of operations.

Discontinued Operations

In 2016, we began our electric automobile sales business and established dealerships in major cities selling electric vehicles to consumers. In December 2017, our shareholders and board of directors resolved to discontinue our electric automobile sales business, which incurred losses of RMB15.0 million and RMB3.6 million (US$0.5 million) in 2017 and 2018, respectively. The electric automobile sales business was disposed of in June 2018. The following table sets forth the results of operations of our discontinued operations for the years indicated.

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net revenues	17,768	4,807	699
Cost of revenues	(627)	(280)	(41)
Gross profit	17,141	4,527	658
Operating expenses:
Selling and marketing expenses	(30,065)	(6,800)	(989)
General and administrative expenses	(1,077)	(1,368)	(199)
Total operating expense	(31,142)	(8,168)	(1,188)
Loss from operations	(14,001)	(3,641)	(530)
Other expenses:
Interest expenses, net	(924)	(676)	(98)
Gain on disposal of discontinued operations	-	771	112
Others, net	(52)	(66)	(10)
Loss from discontinued operations before income taxes	(14,977)	(3,612)	(525)
Income tax expenses	-	-	-
Net loss from discontinued operations	(14,977)	(3,612)	(525)

Net Loss

As a result of the foregoing, we had net loss of RMB90.7 million and RMB78.7 million (US$11.4 million) in 2017 and 2018, respectively.

Accretion to Pre-IPO Preferred Shares Redemption Value

We have issued various preferred shares and record the fair value of preferred shares as mezzanine equity. Pursuant to the preferred share purchase agreements, shareholders have the right to convert those preferred shares into our ordinary shares upon a successful public offering. This right to convert has a fair market value independent from the preferred shares themselves. We record accretion to pre-IPO preferred shares redemption value over the period between preferred share issuance and the earliest redemption date. We record the accretions against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, we record additional charges by increasing the accumulated deficit.

Redemption rights arise out of issuance of preferred shares. Therefore, the value of such redemption rights correlates with the changes in the amount of preferred shares we have issued. Our accretion to pre-IPO preferred shares redemption value increased from RMB20.9 million in 2017 to RMB35.1 million (US$5.1 million) in 2018, primarily due to the issuance of Series D-1 and Series D-2 preferred shares in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues from continuing operations increased significantly from RMB117.4 million in 2016 to RMB280.7 million in 2017, primarily due to a sharp increase in our net revenues from our auto show business due to our continued geographical expansion.

•	Net revenues from auto show services increased significantly from RMB50.8 million in 2016 to RMB263.9 million in 2017. The percentage of net revenues generated from auto show services increased from 43.3% in 2016 to 94.0% in 2017, which reflects our strategy to pivot into the auto show business from our group-purchase facilitation business. The increase in our auto show revenues was primarily due to the increase in the number of cities where we operated, the number of auto shows we organized, the price we charge for each booth space, and the number of booths we offered to our industry customers, which include franchised dealers, automakers and automotive service providers. The sharp increase in net revenues from auto show services also reflects the fact that we only commenced our auto show business in the last quarter of 2016. In 2016, we organized 26 auto shows in 18 cities, offering a total of 727 booths. In 2017, we significantly expanded the scale of our auto show business with 304 auto shows in 75 cities across China, offering a total of 11,046 booths.

•	Net revenues from group-purchase facilitation services decreased by 74.8% from RMB66.5 million in 2016 to RMB16.7 million in 2017. The percentage of net revenues generated from group-purchase facilitation services decreased from 56.7% in 2016 to 6.0% in 2017. This decrease was primarily due to a shift of our focus from group-purchase facilitation services to auto show services from 2016 to 2017. In 2016, we organized 8,201 group-purchase events, while in 2017, we only organized 697 group-purchase events.

We shifted the focus of our business from group-purchase events to auto shows in the last quarter of 2016, as we believe that automobile consumers in China are increasingly willing to explore more brands that fit their budgets and needs. Our auto shows offer consumers the option to compare multiple brands in a many-to-many environment. For detailed descriptions of our group-purchase events and auto shows, see “Item 4. Information on the Company—B. Business Overview—Our Services.”

Cost of Revenues

Our cost of revenues increased significantly from RMB17.7 million in 2016 to RMB85.7 million in 2017, primarily due to the significant increase in the number of auto shows we organized in 2017 compared to 2016, and the resulting increase in the amount of costs directly related to the organization and operation of auto shows, such as venue rental, venue set-up and security costs.

•	Our venue set-up costs increased significantly from RMB3.5 million in 2016 to RMB32.3 million in 2017. Our venue set-up costs directly correlate to the number of auto shows we organize and set up, which increased significantly from 26 in 2016 to 304 in 2017.

•	Our venue rental costs increased significantly from RMB5.1 million in 2016 to RMB31.0 million in 2017. Our venue rental costs vary based on the number of venues we rent, which in turn depends on the number of auto shows we organize. The number of auto shows we organized increased significantly from 26 in 2016 to 304 in 2017.

•	Our security costs increased significantly from RMB1.0 million in 2016 to RMB8.2 million in 2017. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Because group-purchase events typically take place on the premises of particular auto dealers or automakers, we are generally not responsible for maintaining the security of these events. Therefore, the number of security personnel we hire and the security costs we incur primarily depend on the number of auto shows we organized and operated, which increased from 26 in 2016 to 304 in 2017

•	Our direct labor costs increased by 30.8% from RMB3.7 million in 2016 to RMB4.8 million in 2017, primarily due to the increased number of field employees, driven by an increase in the number of auto shows we organized from 26 in 2016 to 304 in 2017, partially offset by the decrease in the number of group-purchase events from 8,201 in 2016 to 697 in 2017.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations increased from RMB99.6 million in 2016 to RMB194.9 million in 2017.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 63.4% from RMB136.7 million in 2016 to RMB223.2 million in 2017, primarily due to the increase in our advertising and promotion expenses and sales staff compensation.

Our advertising and promotion expenses increased from RMB60.9 million in 2016 to RMB134.2 million in 2017, primarily driven by the number of cities covered by our offline events. In order to gain consumer awareness and establish business relationships with local industry customers, we incur additional selling and marketing expenses when we expand into a new city. The number of cities where we have established sales operations increased significantly from 23 as of December 31, 2016 to 78 as of December 31, 2017.

Our sales staff compensation expenses increased from RMB61.5 million in 2016 to RMB71.3 million in 2017, which reflect our increased sales and marketing personnel and number of cities where we operate offline events. Our sales staff play a critical role in attracting and securing local consumers and industry customers after we enter into a new city. The number of cities where we organize auto shows increased significantly from 18 in 2016 to 75 in 2017, while the number of our sales staff increased by 2.7% from 487 as of December 31, 2016 to 500 as of December 31, 2017. Our ability to control our sales staff headcount in light of our rapid geographical expansion is primarily due to increased staff efficiency. Our sales staff are capable of operating in multiple cities in a certain region, which led to economies of scale because we do not need to hire a new sales for every new city we expand into.

We incurred call center expenses of nil and RMB1.3 million in 2016 and 2017, respectively. In 2017, we began our collaboration with a third party call center service provider in order to proactively communicate with consumers who have signed up for our offline events and to inform them of the automobile brands and automotive services that they will have access to during the events.

Despite growth in absolute amount, our selling and marketing expenses as a percentage of total net revenues decreased from 116.4% in 2016 to 79.5% in 2017. This is primarily due to our increased marketing and consumer acquisition efficiency with respect to our auto show business, and higher sales employee efficiency enabled by the collective know-how accumulated by our sales force.

General and administrative expenses

Our general and administrative expenses increased by 12.4% from RMB24.5 million in 2016 to RMB27.5 million in 2017, primarily due to an increase in employee compensation expenses for our administrative staff driven by the increased headcount from 55 as of December 31, 2016 to 69 as of December 31, 2017.

General and administrative expenses, as a percentage of total net revenues, decreased from 20.9% in 2016 to 9.8% in 2017, primarily due to increased administrative efficiency at our headquarter level.

We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business. Our general and administrative expenses will also increase due to our status as a public company and the need to incur further costs to enhance our financial reporting and internal control functions.

Research and Development Expenses

Our research and development expenses decreased by 18.7% from RMB19.6 million in 2016 to RMB15.9 million in 2017, primarily due to decreased headcount in our research and development department from 51 as of December 31, 2016 to 43 as of December 31, 2017. During 2016 and 2017, we ceased certain research and development projects in light of our shift in business focus into auto shows. We are currently exploring various technical advancements which could help our industry customers improve their operational and technical capabilities, thereby enhancing customer stickiness. We expect that our research and development expenses will increase over the next few years as we aim to continue providing our industry customers with best-in-class solutions. For example, to complement our new virtual dealership business in 2018, we plan to offer more technical and operational support as well as enhanced data analytics capabilities through a SaaS-based platform to our secondary dealer customers and enable them to manage their orders and deliveries in a more systematic and efficient manner.

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations was RMB81.1 million and RMB71.7 million in 2016 and 2017, respectively.

Other Expenses

The following table sets forth our expenses that are not included in our calculation of loss from operations, both in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2016		2017
	(in thousands, except for percentages)
	RMB	%	RMB	%
Net revenues	117,353	100	280,666	100.0
Loss from continuing operations	(81,095)	(69.1)	(71,741)	(25.6)
Other expenses:
Interest expenses, net	(1,376)	(1.2)	(2,416)	(0.9)
Exchange gains/(losses)	399	0.3	(199)	(0.1)
Investment income	230	0.2	—	—
Fair value change of warrant	560	0.5	(1,390)	(0.5)
Others, net	(226)	(0.2)	52	0.0
Net loss from continuing operations	(81,508)	(69.5)	(75,694)	(27.0)
Net loss from discontinued operations	(5,060)	(4.3)	(14,977)	(5.3)
Net loss	(86,568)	(73.8)	(90,671)	(32.3)

Our other expenses include (1) interest income and interest expenses, (2) gains and losses which resulted when we convert RMB into foreign currencies, and vice versa, (3) investment income which represents our gains from purchasing certain wealth management products, (4) fair value change of warrant which results from changes in the fair value of our issued warrant, and (5) others, net which primarily includes banking fees in connection with our Cayman bank accounts and penalty incomes.

We adjust the amount of warrant liability based on its fair value, and record any increase and decrease in its fair value as losses and gains in our consolidated statement of operations.

Discontinued Operations

In 2016, we began our electric automobile sales business and established dealerships in major cities selling electric vehicles to consumers. In December 2017, our shareholders and board of directors resolved to discontinue our electric automobile sales business, which incurred losses of RMB5.1 million and RMB15.0 million in 2016 and 2017, respectively. The electric automobile sales business was disposed of in June 2018. The following table sets forth the results of operations of our discontinued operations for the years indicated.

	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Net Revenues	19,983	17,768	2,685
Cost of revenues	(307)	(627)	(95)
Gross profit	19,676	17,141	2,590
Operating expenses:
Selling and marketing expenses	(23,881)	(30,065)	(4,543)
General and administrative expenses	(815)	(1,077)	(163)
Total operating expense	(24,696)	(31,142)	(4,706)
Loss from operations	(5,020)	(14,001)	(2,116)
Other expenses:
Interest expenses, net	(13)	(924)	(140)
Others, net	(27)	(52)	(8)
Loss from discontinued operations before income taxes	(5,060)	(14,977)	(2,264)
Income tax expenses	-	-	-
Net loss from discontinued operations	(5,060)	(14,977)	(2,264)

Net Loss

As a result of the foregoing, we had net loss of RMB86.6 million and RMB90.7 million in 2016 and 2017, respectively.

Accretion to Pre-IPO Preferred Shares Redemption Value

We have issued various preferred shares and record the fair value of preferred shares as mezzanine equity. Pursuant to the preferred share purchase agreements, shareholders have the right to convert those preferred shares into our ordinary shares upon a successful public offering. This right to convert has a fair market value independent from the preferred shares themselves. We record accretion to pre-IPO preferred shares redemption value over the period between preferred share issuance and the earliest redemption date. We record the accretions against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, we record additional charges by increasing the accumulated deficit.

Redemption rights arise out of issuance of preferred shares. Therefore, the value of such redemption rights correlates with the changes in the amount of preferred shares we have issued. Our total outstanding mezzanine equity increased by 48.4% from RMB226.5 million as of December 31, 2016 to RMB336.1 million as of December 31, 2017. As a result, our accretion to pre-IPO preferred shares redemption value increased by 23.9% from RMB16.9 million to RMB20.9 million in 2016 and 2017, respectively.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from the issuance of preferred shares and incurrence of convertible loans.

As of December 31, 2016, 2017 and 2018, we had RMB24.8 million, RMB66.7 million and RMB578.6 million (US$84.1 million), respectively, in cash and cash equivalents. As of December 31, 2017 and 2018, we held a cash balance of RMB34.4 million and RMB504.2 million (US$73.5 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB32.2 million and RMB74.4 million (US$10.8 million) denominated in RMB, respectively, representing 48.3% and 12.9% of our total cash and cash equivalents, respectively. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of the issuance of the consolidated financial statements.

We incurred net loss of RMB86.6 million, RMB90.7 million, and RMB78.7 million (US$11.4 million) in 2016, 2017 and 2018, respectively. As of December 31, 2017, we had a net current liability of RMB61.5 million primarily due to (1) the convertible loans in the amount of RMB30 .0 million incurred in December 2015, or the 2015 Loan, (2) the four promissory notes we issued in August 2017, or the 2017 Loan, with an aggregate amount of US$6.3 million, and (3) our salary and welfare benefits payable of RMB36.3 million and RMB41.3 million in 2016 and 2017. The 2015 Loan was converted to Series C+ convertible redeemable preferred shares in August 2017, while the 2017 Loan remains on our balance sheet as convertible loans liability. The amount of salary and welfare benefits payable was the result of our incentive-based compensation policies for our sales employees and our recognition of year-end bonus for our employees. As of December 31, 2018, we had a net current asset of RMB575.7 million (US$83.7 million). The reason for having net current assets as of December 31, 2018 instead of net current liabilities is primarily due to (1) an increase of RMB509.4 million (US$74.1 million) in cash and cash equivalents as a result of proceeds from our series D-1 and D-2 financing; (2) an increase of RMB103.4 million (US$15.0 million) in cash and cash equivalents from our initial public offering, (3) a decrease of RMB41.2 million (US$6.2 million) in convertible loans as a result of our conversion of the August 2017 Loan into series C-4 preferred shares; and (4) an increase of RMB44.3 million (US$6.4 million) in accounts receivable and RMB62.3 million (US$9.1 million) in prepayment and other current assets primarily as a result of expansion of our business scale and the resulting increase in our transaction amount with our customers and vendors, respectively.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from financing activities, including the net proceeds we received from our initial public offering. Our working capital is sufficient for our present requirements. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.”

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(54,092)	(59,662)	(53,338)	(7,756)
Net cash generated from/(used in) investing activities	14,969	(4,272)	(20,746)	(3,017)
Net cash generated from financing activities	52,477	117,954	562,126	81,758
Effect of exchange rate effect on cash and cash equivalents	26	(1,002)	12,713	1,847
Net increase in cash, cash equivalents and restricted cash	13,380	53,018	500,755	72,832
Cash and cash equivalents, and restricted cash at beginning of the period	11,405	24,785	77,803	11,316
Cash and cash equivalents, and restricted cash at end of the period	24,785	77,803	578,558	84,148

Operating Activities

Cash used in operating activities was RMB53.3 million (US$7.8 million) in 2018. In 2018, the difference between our cash used in operating activities and our net loss of RMB78.7 million (US$11.4 million) resulted primarily from (1) increase in prepayment and other current assets of RMB50.4 (US$7.3 million), (2) increase in accounts receivable of RMB44.3 million (US$6.4 million), (3) decrease in other taxes payable of RMB4.5 million (US$0.7 million), partially offset by (1) share-based compensation of RMB78.1 million (US$11.4 million), (2) increases in current liabilities other than tax payable of RMB37.4 million (US$5.4 million), (3) change in fair value of warrant of RMB3.8 million (US$0.6 million) and (4) interest expense – net of RMB2.1 million (US$0.3 million).

Cash used in operating activities was RMB59.7 million in 2017. In 2017, the difference between our cash used in operating activities and our net loss of RMB90.7 million resulted primarily from (1) an increase in tax payable of RMB13.3 million which represents an increase in employee individual income tax withholding of RMB10.6 million, (2) an increase in salary and welfare benefits payable of RMB5.0 million which reflects an increase in the number of employees from 581 as of December 31, 2016 to 594 as of December 31, 2017, and (3) an increase in advance from customers of RMB7.1 million.

Cash used in operating activities was RMB54.1 million in 2016. In 2016, the difference between our cash used in operating activities and our net loss of RMB86.6 million resulted primarily from (1) an increase of RMB20.6 million in salary and welfare benefits payable, which reflects our increase in sales staff compensation as we coordinate more group-purchase events and began organizing auto shows in 2016 compared to 2015; (2) an increase of RMB6.7 million in other taxes payable, which is mainly related to increase in value-added tax payable and individual income tax withholding driven by increase in our overall headcount from 2015 to 2016; and (3) a decrease of RMB3.9 million in prepayment and other current assets.

Investing Activities

Net cash used in investing activities was RMB20.7 million (US$3.0 million) in 2018, primarily due to purchase of computers for our employees, and long-term investments in a company in the automobile industry in exchange for 5% of its shares.

Net cash used in investing activities was RMB4.3 million (US$0.6 million) in 2017, primarily due to a RMB4.0 million (US$0.6 million) loan we made to a third party which was fully repaid in 2018.

Net cash generated from investing activities was RMB15.0 million in 2016, primarily due to RMB63.7 million cash received at the maturities of our wealth management products, RMB48.5 million of which was reinvested in other wealth management products.

Financing Activities

Net cash generated from financing activities was RMB562.1 million (US$81.8 million) in 2018, primarily due to (1) proceeds from issuance of Series D-1 and D-2 convertible redeemable preferred shares of RMB511.0 million (US$74.3 million), and (2) proceeds from our initial public offering of RMB103.4 million (US$15.0 million), partially offset by repayment of various loans of RMB81.8 million (US$11.9 million).

Net cash generated from financing activities was RMB118.0 million in 2017, primarily due to (1) RMB59.1 million proceeds from issuance of Series C+ convertible redeemable preferred shares, (2) RMB41.2 million proceeds from issuance of four promissory notes in August 2017, and (3) RMB27.9 million bank borrowings from SPD Silicon Valley Bank. See “—Indebtedness.”

Net cash generated from financing activities was RMB52.5 million in 2016. In December 2015, we entered into a convertible loan agreement with Lanxi Puhua in the amount of RMB30.0 million. We received RMB10.0 million of the proceeds in December 2015 and the remaining RMB20.0 million in 2016. In addition, we borrowed RMB32.5 million from a third party in 2016.

Indebtedness

For details of our outstanding short-term and long-term borrowings as of December 31, 2017 and 2018, see Note 10 to the consolidated financial statements included in this annual report.

Holding Company Structure

TuanChe Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our consolidated affiliated entities. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our subsidiaries and consolidated affiliated entities in China when needed.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

We lease office spaces under non-cancelable operating lease agreements, which expire at various dates through December 2020. We do not have any contractual payment obligations due after 2020. As of December 31, 2018, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years
	(RMB in thousands)
Auto shows venues(1)	7,988	7,988	—	—
Office spaces(2)	8,386	3,717	3,677	992

(1)	Represents minimum payments under non-cancelable operating lease agreements related to our auto show venues.

(2)	Represents minimum payments under non-cancelable operating lease agreements related to our office spaces.

G.	Safe Harbor

This annual report contains forward-looking statements that reflect our current expectations and projections of future events.  You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our ability to retain and increase the number of customers;

•	our future business development, financial condition and results of operations;

•	expected changes in our net revenues, costs or expenditures;

•	our ability to manage and expand the sales network and other aspects of our operations;

•	our projected markets and growth in markets;

•	our potential need for additional capital and the availability of such capital;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	our use of the proceeds from our initial public offering; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains certain data and information that we obtained from various government and private publications, including the iResearch report. Statistical data in these publications also include projections based on a number of assumptions. Failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	42	Chairman and Chief Executive Officer
Jianchen Sun	40	Director and Chief Operating Officer
Hongchuan Thor	47	Director
Yang Zhao	32	Director
Yu Long	46	Director
Yaping Yao	37	Independent Director
Zhishuo Liu	46	Independent Director
Wendy Hayes	49	Independent Director
Zhihai Mao	43	Chief Financial Officer
Xuehui Liu	46	Chief Human Resource Officer
Ruijin Wu	29	Vice President of Product, Research and Development

Wei Wen is our co-founder and has been serving as the chairman of our board of directors and our chief executive officer since our inception. Mr. Wen oversees our overall strategies and business operations. Prior to founding TuanChe, Mr. Wen had over ten years of entrepreneurial experience in the information technology and automotive industries. He founded Bright Sunshine Technology Co., Ltd., a communication services provider which established one of the earliest Chinese ride-hailing platforms, in 2000; Beijing Puhua Hengxin Consulting Co., Ltd., an enterprise training company, in 2002; Beijing Yiyang Online Internet Service Center, a communication services provider, in 2003; and Beijing Guoyuan Innovative Technology Co., Ltd., an electronic device company, in 2006. Before he started his own companies, Mr. Wen was a channel manager of Mitsubishi Electric Shanghai. Mr. Wen received a bachelor’s degree in industrial foreign trade from Beijing Jiaotong University.

Jianchen Sun has been serving as our director since 2010 and is our co-founder and chief operating officer. Prior to joining us, Mr. Sun held multiple positions including regional manager, channel manager, general manager of communication division and deputy general manager, in Changzhou Huaxin Electric Appliance Research Institute, Yiyang Group, Changzhou Boyun Communication Technology Co., Ltd., and Beijing Guoyuan Innovative Technology Co., Ltd., respectively. Mr. Sun received a bachelor’s degree in international economics and trade from Renmin University of China.

Hongchuan Thor has been serving as our director since August 2014. Mr. Thor and his partners established AlphaX Partners, a venture fund with a focus on China’s technology and new media sector, in May 2016. Prior to that time, Mr. Thor served as a managing director of Highland Capital Partners (Shanghai) Investment Consulting Co., Ltd., a subsidiary of Highland Capital Partners, a venture capital firm, from 2007 to 2016, and as a venture partner at Highland Capital Partners in the United States from 2005 to 2007. Mr. Thor served as a director of Qihoo 360 Technology Co., Ltd. (NYSE: QIHU) from 2011 to 2014. Mr. Thor received his bachelor’s degree in commercial science from Meiji University in Japan.

Yang Zhao has been serving as our director since June 2018. Mr. Zhao is the partner of K2VC, a venture capital firm. Before he joined K2VC in 2013, he worked for Baidu as the senior product designer. Mr. Zhao received a bachelor’s degree from Hebei University of Technology and a master’s degree from Peking University.

Yu Long has been serving as our director since September 2013. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), Bitauto Holdings Limited (NYSE: BITA), and China Distance Education Holdings Limited (NYSE: DL). Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Yaping Yao served as our director from June 2017 to November 2018, and has been serving as our independent director since November 2018. Mr. Yao is the founding management partner of AlphaX Partners, a venture capital firm. Before he founded AlphaX Partners in 2016, Mr. Yao worked in Highland Capital Partners from 2014 to 2016. From 2011 to 2014, Mr. Yao worked for Keytone Ventures, a venture capital firm. Prior to that, Mr. Yao worked for the mergers and acquisition division of Baidu.com from 2010 to 2011, and the cross-border investment bank of the Hina Group from 2006 to 2009. Mr. Yao received a bachelor’s degree from Xi’an Jiaotong University and a master’s degree in business administration from Tsinghua University.

Zhishuo Liu served as our director from September 2018 to November 2018, and has been serving as our independent director since November 2018. As a founding partner, Mr. Liu founded Tianjin Huizhi Joint Venture Investment Partnership (Limited Partnership), Zhongguancun River Capital Group, Zhongguancun M&A Fund, and Zhongguancun Longmen Fund in 2009, 2014, 2016, and 2018, respectively. As an investor and fund manager, Mr. Liu has invested in multiple companies, including Changyou.com Limited (NASDAQ: CYOU). From 2008 to 2010, Mr. Liu served as a director of Sohu.com Inc. (NASDAQ: SOHU). From 2003 to 2007, Mr. Liu served as the deputy general manager of Beijing Information Infrastructure Construction Co., Ltd. Prior to that, Mr. Liu served as the chairman of Beijing Guangxia Network Technology Co., Ltd. (NEEQ: 430128) from 2000 to 2003. Mr. Liu received a bachelor’s degree in accounting from Harbin Institute of Technology in 1995.

Wendy Hayes has been serving as our independent director since November 2018. Ms. Hayes currently serves as the senior advisor for Roborock and an independent director for Mogu lnc., a public company listed in the United States. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at the Beijing office of Deloitte & Touche Tohmatsu CPA, Ltd. Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Zhihai Mao has been serving as our chief financial officer since March 2018. Mr. Mao is in charge of corporate finance, financial reporting, legal affairs and investor relations of the Company. Mr. Mao is a U.S. Certified Public Accountant with extensive experience in corporate financial reporting and disclosure. Before he joined our company, Mr. Mao was the chief financial officer of Megvii Technology Limited, ACFUN, LINEKONG Interactive Co., Ltd., and China TransInfo Technology Corp. in 2017, from 2015 to 2017, from 2014 to 2015, and from 2008 to 2010, respectively. From 2010 to 2013, Mr. Mao worked for two other investment companies and was mainly responsible for financial and investment related matters. From 2006 to 2007, Mr. Mao was a senior auditor at the Beijing office of Deloitte & Touche Tohmatsu CPA, Ltd. Prior to that, Mr. Mao worked at Deloitte & Touche USA LLP and Deloitte Tax LLP USA from 2003 to 2006. Mr. Mao received a master’s degree of accounting from University of North Carolina, Chapel Hill.

Xuehui Liu has served as our chief human resources officer since August 2016. Ms. Liu is responsible for organizational and talent development, human resources and administration management. Prior to joining us, Ms. Liu founded APA Consulting in 2012, a human resource and leadership solution consultancy in Beijing. From 2009 to 2011, Ms. Liu worked for Perfect World Network Technology Co., Ltd. as the director of human resources. From 2002 to 2009, Ms. Liu held various positions in IBM Greater China Group, including head of recruiting, GCG SWG HR partner, director of C&B, sales incentive manager, operating manager and project manager. In the early stage of her career, Ms. Liu worked for Deloitte Consultancy, Sina.com and PKU Resources. Ms. Liu received a bachelor’s degree and a master’s degree in literature from Peking University.

Ruijin Wu has been serving as our vice president of product, research and development since May 2018. Mr. Wu is in charge of the product design, research and development, information technology of the Company. Prior to joining us, Mr. Wu served as the chief technology officer of eCommerce Connected (Dianshang Hulian) from 2016 to 2018, the chief technology officer of Xiaoqiang eCommerce from 2015 to 2016, a technology manager of Baidu from 2013 to 2015, a technology executive of Dianxin Mobile from 2012 to 2013, and a research and development executive of Boyan Technology from 2010 to 2012. Mr. Wu received a bachelor’s degree in computer science in Datong University.

B.	Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation to directors and executive officers was approximately RMB3.4 million (US$0.5 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

From July 2012 to June 2018, we granted a total of 23,157,017 share options to our directors, officers, other employees and consultants and 15,473,653 share options which were outstanding as of June 15, 2018 were replaced by 13,740,480 restricted shares granted under the Share Incentive Plan we adopted in June 2018. The option awards granted from July 2012 to June 2018 were generally scheduled to vest over a period of four years. The weighted average exercise price of such option awards outstanding as of December 31, 2016 and 2017 was US$0.43 and US$0.37, respectively.

In June 2018, we adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of the date of this annual report, we granted 24,407,184 restricted shares under the Plan.

The following paragraphs describe the principal terms of the Plan:

Types of awards.   The Plan permits the awards of options, restricted shares or restricted share units.

Plan administration.   Our board of directors or a committee of one or more members of the board will administer the Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.   Awards granted under the Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.   We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Restricted shares.   Restricted shares are subject to such restrictions on transferability and other restrictions as the committee may impose.

Exercise of options.   The committee determines the exercise price of each option, which is set forth in the Award Agreement. The committee also determines the exercise time and conditions for each option, provided that the maximum exercisable term is 10 years absent amendment or modification.

Transfer restrictions.   Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the Plan.   The committee, with the prior approval of the board, may terminate, amend or modify the Plan, subject to some limitations.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of the date of this annual report pursuant to the Plan.

	Number of Restricted Shares Awarded(1)	Grant Date
Directors and Executive Officers
Wei Wen	*	June 15, 2018
Jianchen Sun	*	June 15, 2018
Xuehui Liu	*	June 15, 2018
Zhihai Mao	3,356,021	June 15, 2018
Ruijin Wu	*	June 15, 2018; January 1, 2019
Total	11,205,509

*	Less than 1% of our total outstanding shares on an as-converted basis.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Through such trust, our Class A ordinary shares underlying equity awards granted pursuant to our Share Incentive Plan may be provided to certain of recipients of such equity awards. As of the date of this annual report, Best Cars Limited holds 38,723,321 Class A ordinary shares pursuant to our Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the 38,723,321 Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company for qualification, and may be an individual or a company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.   Our audit committee consists of Ms. Wendy Hayes, Mr. Yaping Yao and Mr. Hongchuan Thor and is chaired by Ms. Wendy Hayes. Ms. Wendy Hayes and Mr. Yaping Yao satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and.

•	reporting regularly to the board.

Compensation Committee.   Our compensation committee consists of Mr. Yaping Yao, Ms. Wendy Hayes and Mr. Yang Zhao, and is chaired by Mr. Yaping Yao. Mr. Yaping Yao and Ms. Wendy Hayes satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Ms. Yu Long, Mr. Zhishuo Liu and Ms. Wendy Hayes, and is chaired by Ms. Yu Long. Mr. Zhishuo Liu and Ms. Wendy Hayes satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, our officers are elected by and serve at the discretion of the board.  Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. The office of a director will be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to the Company; (4) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (5) is removed from office pursuant to any other provision of the amended and restated memorandum and articles of association.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement; negligent or dishonest act to our detriment; misconduct or failure to perform his or her duty; disability; or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had 591, 612 and 833 employees.   The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2016	2017	2018
Sales and marketing	487	500	653
General and administrative	53	69	118
Research and development	51	43	62
Total	591	612	833

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance.  We compensate our employees with basic salaries and performance-based bonuses.  None of our employees is represented by any collective bargaining arrangements.  Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 315,096,803 ordinary shares outstanding, including (1) 10,400,000 Class A ordinary shares sold by us in our initial public offering in the form of ADSs, (2) 249,436,223 Class A ordinary shares converted from pre-IPO preferred shares, and (3) 55,260,580 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% † †
Directors and Executive Officers**
Wei Wen(1)	2,489,799	55,260,580	18.3%	76.1%
Jianchen Sun(2)	14,130,689	—	4.5%	1.0%
Hongchuan Thor	—	—	—	—
Yaping Yao	—	—	—	—
Yang Zhao	—	—	—	—
Yu Long	—	—	—	—
Zhishuo Liu	—	—	—	—
Zhihai Mao(3)	3,356,021	—	1.1%	—
Xuehui Liu(4)	*	—	*	—
Ruijin Wu(5)	*	—	*	—
Directors and executive officers as a group	22,125,509	55,260,580	24.6%	77.2%
Principal Shareholders
WW Long Limited(6)	—	55,260,580	17.5%	76.1%
K2 Partners(7)	41,390,679	—	13.1%	3.8%
Best Cars Limited(8)	38,723,321	—	12.3%	3.6%
Highland Funds(9)	30,666,093	—	9.7%	2.8%
BAI GmbH(10)	28,715,429	—	9.1%	2.6%
Beijing Z-Park Fund Investment Center (Limited Partner)(11)	30,482,380	—	9.7%	2.8%
First Aqua Inc.(12)	16,458,038	—	5.2%	1.5%

*	Less than 1% of our total outstanding shares.

**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

††	Represents voting power beneficially owned after our initial public offering. For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B is entitled to 15 votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 2,498,799 restricted shares, which are held by Best Cars Limited, the nominee of our equity incentive trust, and (ii) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 2,810,689 restricted shares, which are held by Best Cars Limited, the nominee of our equity incentive trust, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents 3,356,021 restricted shares, which are held by Best Cars Limited, the nominee of our equity incentive trust.

(4)	Represents restricted shares, which are held by Best Cars Limited, the nominee of our equity incentive trust.

(5)	Represents restricted shares, which are held by Best Cars Limited, the nominee of our equity incentive trust.

(6)	WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)

Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 29,804,362 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company, and (v) 512,800 Class A ordinary shares in the form of 128,200 ADSs owned by K2 Partners II L.P. K2 Evergreen Partners L.P., K2 Partners II L.P., K2 Partners III Limited, and K2 Family Partners Limited are collectively referred to as K2 Partners. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P., K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company. The registered office of K2 Evergreen Partners L.P. and K2 Partners II L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office of K2 Partners III Limited and K2 Family Partners Limited is RM C 20/F, Lucky Plaza, 315-321, Lockhart Rd, Wanchai, Hong Kong.

(8)

Represents 38,723,321 Class A ordinary shares directly held by Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, as the nominee of our equity incentive trust. Best Cars Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the 38,723,321 Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

(9)

Represents (i) 20,201,289 Class A ordinary shares directly held by Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership, (ii) 8,701,504 Class A ordinary shares directly held by Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership, and (iii) 1,763,300 Class A ordinary shares directly held by Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership. Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership are collectively referred to as the Highland Funds. Highland Management Partners 9 Limited Partnership, a Delaware limited partnership, or HMP 9 LP, is the general partner of the Highland Funds. Highland Management Partners 9, LLC, a Delaware limited liability company, or HMP 9 LLC, is the general partner of HMP 9 LP. Paul A. Maeder, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy, are the managing members of HMP 9 LLC. HMP 9 LLC, as the general partner of HMP 9 LP, which is the general partner of the Highland Funds, may be deemed to have beneficial ownership of the shares held by the Highland Funds. The managing members have shared power over all investment decisions of HMP 9 LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Funds by virtue of their status as controlling persons of HMP 9 LLC. Each managing member of HMP 9 LLC disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP 9 LLC and HMP 9 LP disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142, U.S.

98

(10)

Represents 28,715,429 Class A ordinary shares held by BAI GmbH , a company organized and existing under the laws of Germany. BAI GmbH is a wholly-owned subsidiary of subsidiary of Bertelsmann SE & Co. KGaA, a company organized and existing under the laws of Germany. The registered office of BAI GmbH and Bertelsmann SE & Co. KGaA is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(11)	Represents 30,482,380 Class A ordinary shares held by Beijing Z-Park Fund Investment Center (Limited Partner) (“Z-Park Fund”). The registered office of Z-Park Fund is Room 208, No. 11 Fengzhi East Road, Baiwang Innovation Technology Park, Haidian District, Beijing, PRC.

(12)	Represents 16,458,038 Class A ordinary shares held by First Aqua Inc., a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Zhiwen Lan. The registered office of First Aqua Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, a total of 30,666,093 ordinary shares are held by three record holders in the United States, representing 9.7% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5, Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with TuanChe Internet and Its Shareholders

We, through our PRC subsidiary, TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of our consolidated affiliated entities. The contractual arrangements collectively allow us to (1) exercise effective control over each of our consolidated affiliated entities; (2) receive substantially all of the economic benefits of TuanChe Internet and its subsidiaries; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our consolidated affiliated entities when and to the extent permitted by PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Loans to Related Parties

In 2016, we granted an interest free loan amounted to RMB1.2 million to Mr. Wei Wen, our co-founder, chairman of the board, and chief executive officer. The loan was fully repaid by Mr. Wei Wen in June 2018.

In 2017, we granted an interest free loan amounted to RMB1.0 million to Mr. Xingyu Du, a founding shareholder. The loan was fully repaid by Mr. Xingyu Du in July 2018.

In 2018, we granted Mr. Wei Wen an RMB1.0 million (US$0.2 million) interest free loan, which was fully repaid in August 2018.

In 2018, we granted Mr. Xingyu Du an RMB0.8 million (US$0.1 million) interest free loan, which was fully repaid in August 2018.

In 2018, we granted an RMB1.0 million interest free loan Mr. Wei Wen. The loan was fully repaid by Mr. Wei Wen in October 2018.

Private Placements

See “Item 4. Information on the Company—A. History and Development of the Company.”

Shareholders Agreement

See “Item 4. Information on the Company—A. History and Development of the Company.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have not declared or paid any dividends. We do not have any present plans to pay any cash dividends on our ordinary shares or the ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividends may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

If we pay any dividends, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary will then pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs are listed on the Nasdaq Capital Market under the symbol “TC.”  Each ADS represents four Class A ordinary shares or right to receive four Class A ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed for trading on the Nasdaq Capital Market under the symbol “TC”  since November 20, 2018.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-227940), as amended, initially filed with the SEC on October 23, 2018.

C.	Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange.”

E.	Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we may apply for an undertaking from the Financial Secretary of the Cayman Islands that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from the date of issuance.

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular fiscal year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-United States corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets and projections as to the value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ending December 31, 2018 and we do not expect to be classified as a PFIC for the fiscal year ending December 31, 2019 or the foreseeable future. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets including cash raised in our initial public offering, or if our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2019 or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs on NASDAQ. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For United States foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

•	the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of  “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on NASDAQ, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-227940), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Under the Exchange Act, we are required to file reports and other information with the SEC.  Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S .GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable, short-term investments and prepayment and other current assets. As of December 31, 2016, 2017 and 2018, substantially all of our cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States or China, which our management considers being of high credit quality. Accounts receivable is typically unsecured and is mainly derived from net revenues earned from our auto shows business. Short-term investments consist of an interest-bearing loan to a third party, which was repaid on July 3, 2018. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2016 and 2017. As of December 31, 2018, only one customer had receivable balances exceeding 10% of our total accounts receivable balances.

Foreign Exchange Risk

Substantially all of our net revenues and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries and our consolidated affiliated entities in China. Therefore, we have limited exposure to foreign exchange risk for operating activities, and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB32.2 million and RMB74.4 million (US$10.9 million) as of December 31, 2017 and 2018, respectively.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay :	For :

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment by Depositary

We had not received any payment from the Bank of New York Mellon as of December 31, 2018.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227940), or the F-1 Registration Statement, in relation to our initial public offering of 2,600,000 ADSs representing 104,000,000 Class A ordinary shares, at an initial offering price of US$7.80 per ADS. Our initial public offering closed in November 2018. Maxim Group LLC and AMTD Tiger were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on November 19, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.9 million. We received net proceeds of approximately US$15.0 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 19, 2018, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have not yet used any of the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were ineffective as of December 31, 2018, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends. We do not believe that these material weaknesses had a significant impact on our financial reporting.

Changes in Internal Control over Financial Reporting

To remedy the first material weakness, we have begun to, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (3) establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements, and (4) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

To remedy the second material weakness, we have begun to, and will continue to, expedite and streamline our financial reporting processes and develop our compliance processes. These processes include (1) the establishment of a comprehensive policy and procedure manual in order to allow early detection, prevention and resolution of potential compliance issues, (2) the establishment of clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and (3) hiring additional experienced personnel to develop and implement comprehensive financial period-end closing policies and procedures, especially those related to period end cut-offs, reclassification, tax related adjustments and valuation allowance. We also intend to sponsor our finance and accounting staff to attend external U.S. GAAP related training courses. We also intend to set up a financial and system control framework and hire additional personnel in order to further strengthen our financial reporting function.

In 2019, we will continue to implement additional measures to remediate the existing material weaknesses as discussed above. However, we cannot assure you that we will remediate our material weaknesses sin a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Wendy Hayes, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer.  This code is publicly available on our website at http://ir.tuanche.com/.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.  We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2017		2018
	(in thousands)
Audit fees (1)	RMB	4,556	RMB	6,880

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.”

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Seventh Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
3.1	Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.3	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated August 18, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.4	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated August 18, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.5	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated August 18, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.6	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.7	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated August 18, 2017 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.8	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shihui Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.3	Consent of iResearch (incorporated by the reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23,2018)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

By:	/s/ Zhihai Mao
Name:	Zhihai Mao
Title:	Chief Financial Officer

Date: April 30, 2019

F - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TuanChe Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' (deficit)/equity and of cash flows for each of three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China

April 30, 2019

We have served as the Company's auditor since 2018.

F - 2

TUANCHE LIMITTED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2017	December 31, 2018
	RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	66,695	578,558	84,148
Restricted cash	11,108	-	-
Accounts receivable, net	8,467	52,255	7,600
Prepayment and other current assets	16,181	68,819	10,009
Receivables due from related parties	2,260	-	-
Held-for-sale assets	837	-	-
Short-term investments	4,000	-	-
Total current assets	109,548	699,632	101,757
Non-current assets:
Property, equipment and software, net	938	11,636	1,692
Long-term investments	1,000	4,390	638
Other non-current assets	1,349	10,267	1,493
Total non-current assets	3,287	26,293	3,823
Total assets	112,835	725,925	105,580
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB3.3 million and RMB1.9 million as of December 31, 2017 and 2018, respectively)	3,340	6,996	1,018
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the primary beneficiary of RMB9.8 million and RM13.9 million as of December 31, 2017 and 2018, respectively)	9,751	14,704	2,139
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the primary beneficiary of 25.0 and nil as of December 31, 2017 and 2018, respectively)	24,971	-	-
Salary and welfare benefits payable (including salary and welfare benefits payable of the consolidated VIEs without recourse to the primary beneficiary of RMB40.8 million and RMB30.5 million as of December 31, 2017 and 2018, respectively)	41,297	48,835	7,103
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB21.5 million and RMB12.7 million as of December 31, 2017 and 2018, respectively)	21,476	16,974	2,469
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB26.4 million and RMB5.3 million as of December 31, 2017 and 2018, respectively)	29,047	36,426	5,296
Convertible loans (including convertible loans of the consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and 2018, respectively)	41,165	-	-
Total current liabilities	171,047	123,935	18,025
Non-current liabilities:
Warrant	2,818	-	-
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the primary beneficiary of RMB2.9 million and nil as of December 31, 2017 and 2018, respectively)	2,932	-	-
Total non-current liabilities	5,750	-	-
Total liabilities	176,797	123,935	18,025
Commitments and contingencies (Note 17)

F - 3

TUANCHE LIMITTED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2017	December 31, 2018
	RMB	RMB	US$ Note 2(f)
MEZZANINE EQUITY:
Pre-IPO China Best Reach Co., Limited (“China Best”) redeemable shares (US$0.0001 par value; 5,660,000 shares authorized, issued and outstanding with redemption value of RMB0.45, and liquidation value of RMB0.23 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	1,947	-	-
Pre-IPO Series A convertible redeemable preferred shares (US$0.0001 par value; 19,798,750 shares authorized, issued and outstanding with redemption value of RMB0.45, and liquidation value of RMB0.23 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	6,048	-	-
Pre-IPO Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 12,428,343 shares authorized, issued and outstanding with redemption value of RMB0.56, and liquidation value of RMB0.30 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	9,429	-	-
Pre-IPO Series B-2 convertible redeemable preferred shares (US$0.0001 par value; 22,742,215 shares authorized, issued and outstanding with redemption value of RMB2.69, and liquidation value of RMB1.44 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	41,831	-	-
Pre-IPO Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 3,427,812 shares authorized, issued and outstanding with redemption value of RMB6.98, and liquidation value of RMB3.81 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	16,498	-	-
Pre-IPO Series C-2 convertible redeemable preferred shares (US$0.0001 par value; 33,408,715 shares authorized, issued and outstanding with redemption value of RMB7.76, and liquidation value of RMB4.24 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	167,869	-	-
Pre-IPO Series C+ convertible redeemable preferred shares (US$0.0001 par value; 18,855,298 shares authorized, issued and outstanding with redemption value of RMB6.62, and liquidation value of RMB4.51 as of December 31, 2017, none authorized, issued and outstanding as of December 3l, 2018)	92,451	-	-
TOTAL MEZZANINE EQUITY:	336,073	-	-
Shareholders’ (deficit)/equity:
Pre-IPO Class A ordinary shares: US$0.0001 par value; 328,418,287 shares authorized ; 39,610,000 shares issued and outstanding as of December 31, 2017; none authorized, issued and outstanding as of December 31, 2018	25	-	-
Class A ordinary shares: US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2017; 800,000,000 shares authorized; 259,836,223 shares issued and 234,030,828 shares outstanding as of December 31, 2018	-	166	24
Class B ordinary shares: US$0.0001 par value; 55,260,580 shares authorized, issued and outstanding as of December 31, 2017; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2018	35	35	5
Treasury stock	-	-	-
Additional paid-in capital	-	1,077,183	156,670
Accumulated deficit	(389,326)	(468,026)	(68,072)
Accumulated other comprehensive loss	(10,769)	(7,368)	(1,072)
Total shareholders’ (deficit)/equity	(400,035)	601,990	87,555
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	112,835	725,925	105,580

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

TUANCHE LIMITTED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB	US$ Note 2(f)
Continuing operations
Net revenues	117,353	280,666	651,013	94,686
Cost of revenues	(17,748)	(85,742)	(183,369)	(26,670)
Gross profit	99,605	194,924	467,644	68,016
Operating expenses:
Selling and marketing expenses	(136,666)	(223,249)	(432,059)	(62,840)
General and administrative expenses	(24,458)	(27,491)	(84,360)	(12,270)
Research and development expenses	(19,576)	(15,925)	(19,262)	(2,802)
Total operating expenses	(180,700)	(266,665)	(535,681)	(77,912)
Loss from continuing operations	(81,095)	(71,741)	(68,037)	(9,896)
Other income/(expenses):
Interest expenses, net	(1,376)	(2,416)	(3,146)	(458)
Exchange gains/(losses)	399	(199)	1,063	155
Investment income/(loss)	230	-	(660)	(96)
Change in fair value of warrant	560	(1,390)	(3,843)	(559)
Others, net	(226)	52	(465)	(66)
Loss from continuing operations before income taxes	(81,508)	(75,694)	(75,088)	(10,920)
Income tax expense	-	-	-	-
Net loss from continuing operations	(81,508)	(75,694)	(75,088)	(10,920)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	-	771	112
Loss from discontinued operations before income taxes	(5,060)	(14,977)	(4,383)	(637)
Income tax expense, net	-	-	-	-
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)	(525)
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Accretions to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	(5,100)
Net loss attributable to the TuanChe Limited’s shareholders	(103,473)	(111,616)	(113,766)	(16,545)
Net loss	(86,568)	(90,671)	(78,700)	(11,445)
Other comprehensive income/(loss):
Foreign currency translation adjustments	317	(1,367)	3,401	495
Total other comprehensive income/(loss)	317	(1,367)	3,401	495
Total comprehensive loss	(86,251)	(92,038)	(75,299)	(10,950)
Accretions to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	(5,100)
Comprehensive loss attributable to the TuanChe Limited's shareholders	(103,156)	(112,983)	(110,365)	(16,050)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.10)	(1.02)	(0.90)	(0.13)
Diluted	(1.10)	(1.02)	(0.90)	(0.13)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.06)	(0.16)	(0.03)	(0.004)
Diluted	(0.06)	(0.16)	(0.03)	(0.004)
Weighted average number of ordinary shares
Basic	89,423,362	94,870,580	121,938,427	121,938,427
Diluted	89,423,362	94,870,580	121,938,427	121,938,427
Share-based compensation expenses included in:
Cost of revenues	8	12	10	1
Selling and marketing expenses	650	582	41,363	6,016
General and administrative expenses	1,949	1,287	35,440	5,155
Research and development expenses	253	15	1,320	192

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

TUANCHE LIMITTED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated
					Additional		other	Total
	Ordinary shares		Treasury stock		paid-in	Accumulated	comprehensive	shareholders’
	Shares	Amounts	Shares	Amounts	capital	deficit	gain/(loss)	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	94,870,580	60	-	-	-	(180,977)	(9,719)	(190,636)
Share-based compensation	-	-	-	-	2,860	-	-	2,860
Deemed capital contribution	-	-	-	-	837	-	-	837
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(3,697)	(13,208)	-	(16,905)
Net loss	-	-	-	-	-	(86,568)	-	(86,568)
Foreign currency translation adjustments	-	-	-	-	-	-	317	317
Balance at December 31, 2016	94,870,580	60	-	-	-	(280,753)	(9,402)	(290,095)
Balance at January 1, 2017	94,870,580	60	-	-	-	(280,753)	(9,402)	(290,095)
Share-based compensation	-	-	-	-	1,896	-	-	1,896
Deemed capital contribution	-	-	-	-	1,147	-	-	1,147
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(3,043)	(17,902)	-	(20,945)
Net loss	-	-	-	-	-	(90,671)	-	(90,671)
Foreign currency translation adjustments	-	-	-	-	-	-	(1,367)	(1,367)
Balance at December 31, 2017	94,870,580	60	-	-	-	(389,326)	(10,769)	(400,035)
Balance at January 1, 2018	94,870,580	60	-	-	-	(389,326)	(10,769)	(400,035)
Grant of restricted shares	24,407,184	16	(24,407,184)		(16)	-	-	-
Vesting of restricted shares	-	-	12,917,926		71,209	-	-	71,209
Share issuance upon the initial public offering, net of issuance costs	10,400,000	7	-		103,365	-	-	103,372
Share issuance upon the conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	171,102,902	118	-	-	930,318	-	-	930,436
Vesting of share options	-	-	-	-	576	-	-	576
Share-based compensation for super voting right	-	-	-	-	4,657	-	-	4,657
Share-based compensation for transfer of Class A ordinary shares	-	-	-	-	1,690	-	-	1,690
Deemed capital contribution	-	-	-	-	450	-	-	450
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(35,066)	-	-	(35,066)
Net loss	-	-	-	-	-	(78,700)	-	(78,700)
Foreign currency translation adjustments	-	-	-	-	-	-	3,401	3,401
Balance at December 31, 2018	300,780,666	201	(11,489,258)	-	1,077,183	(468,026)	(7,368)	601,990

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

TUANCHE LIMITTED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net Loss	(86,568)	(90,671)	(78,700)	(11,445)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	1,208	965	1,060	154
Share based compensation	2,860	1,896	78,133	11,364
Allowance for doubtful accounts	-	418	491	71
Investment (income)/loss from long-term investments	(230)	-	660	96
Change in fair value of warrant	(560)	1,390	3,843	559
Interests expenses - net	1,397	1,147	2,083	303
(Gains)/Losses on disposal of property and equipment	(23)	-	1	-
Changes in operating assets and liabilities:
Accounts receivable	3,259	(4,014)	(44,279)	(6,440)
Receivables due from related parties	-	(1,000)	-	-
Prepayment and other current assets	3,948	(1,441)	(50,377)	(7,327)
Held-for-sale assets	(1,088)	251	837	122
Accounts payable	(782)	3,153	3,656	532
Advance from customers	(2,277)	7,116	4,953	720
Salary and welfare benefits payable	20,630	5,031	7,538	1,096
Other taxes payable	6,740	13,281	(4,502)	(655)
Other current liabilities	(3,352)	3,562	21,265	3,094
Held-for-sale liabilities	746	(746)	-	-
Net cash used in operating activities	(54,092)	(59,662)	(53,338)	(7,756)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(65)	(272)	(20,708)	(3,012)
Purchase of short-term investments	(48,500)	-	-	-
Cash paid for short-term investments	-	(4,000)	-	-
Cash paid for long-term investments	(500)	-	(4,250)	(618)
Proceeds from maturities of short-term investments	63,730	-	-	-
Net cash received from disposal of property, equipment and software	304	-	12	2
Cash received from disposal of short-term investments	-	-	4,200	611
Net cash generated from/(used in) investing activities	14,969	(4,272)	(20,746)	(3,017)
Cash flows from financing activities:
Cash received from convertible loans	20,000	41,165	-	-
Cash received from short-term borrowings	-	37,797	19,942	2,900
Cash repayments of short-term borrowings	-	(17,854)	(44,913)	(6,532)
Cash received from long-term borrowings	-	9,945	-	-
Cash repayments of long-term borrowings	-	(1,985)	(2,932)	(426)
Cash received from borrowing from a third party	32,477	-	-	-
Cash repayments of borrowing from a third party	-	(12,991)	(19,486)	(2,834)
Cash received from loans provided by employees	-	3,235	11,199	1,629
Cash repayments of loans provided by employees	-	-	(14,434)	(2,099)
Proceeds from issuance of Series C+ convertible redeemable preferred shares	-	59,091	-	-
Payment of issuance cost for Series C+ convertible redeemable preferred shares	-	(449)	-	-
Proceeds from issuance of Series D-1 convertible redeemable preferred shares	-	-	151,118	21,979
Payment of issuance cost for Series D-1 convertible redeemable preferred shares	-	-	(307)	(45)
Proceeds from issuance of Series D-2 convertible redeemable preferred shares	-	-	359,834	52,336
Payment of issuance cost for Series D-2 convertible redeemable preferred shares	-	-	(1,267)	(184)
Proceeds of initial public offering, net of issuance costs	-	-	103,372	15,034
Net cash generated from financing activities	52,477	117,954	562,126	81,758
Effect of exchange rate changes on cash, cash equivalents and restricted cash	26	(1,002)	12,713	1,847
Net increase in cash, cash equivalents and restricted cash	13,380	53,018	500,755	72,832
Cash, cash equivalents and restricted cash at beginning of the year	11,405	24,785	77,803	11,316
Including:
Cash and cash equivalents at the beginning of the year	11,405	24,785	66,695	9,700
Restricted cash at the beginning of the year	-	-	11,108	1,616
Cash, cash equivalents and restricted cash at end of the year	24,785	77,803	578,558	84,148
Including:
Cash and cash equivalents at the end of the year	24,785	66,695	578,558	84,148
Restricted cash at the end of the year	-	11,108	-	-
Supplemental disclosures of cash flow information:
Cash paid for income taxes	-	-	-	-
Cash paid for interest expense	-	(1,366)	(4,340)	(631)
Supplemental schedule of non-cash investing and financing activities:
Accretions to pre-IPO preferred shares redemption value	16,905	20,945	35,066	5,100
Imputed interest for borrowing from a third party	837	1,147	450	65
Conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	-	-	930,436	135,326

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization

TuanChe Limited (the “Company”) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities ("VIEs") and subsidiaries of VIEs (collectively referred to as the "Group"). The Group is primarily engaged in the operation of providing auto shows, group-purchase facilitation and electric vehicle sales facilitation in the People’s Republic of China (the "PRC" or "China"). The Group commenced its auto shows business from fourth quarter of 2016. The Group decided to discontinue the electric vehicle sales facilitation business in December 2017. In 2018, the Group commenced its virtual dealership business and demand-side platform advertising business.

As of December 31, 2018, the Company's subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services

Major VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows and group-purchase facilitation
Best Cars Limited (“Best Cars”)	British Virgin Islands, 2018	100	Holding of ordinary shares for restricted share awards

Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd. (“Zhongrui Guochuang”) *	Beijing, PRC 2016	100	Auto shows and group-purchase facilitation
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Vehicle sales facilitation
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	Beijing, PRC 2016	100	Vehicle sales facilitation
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	Shandong, PRC 2016	100	Vehicle sales facilitation
Tianjin Hengyuan Chuangxin Automobile Sales & Service Co., Ltd. (“Tianjin Hengyuan”)	Tianjin, PRC 2016	100	Vehicle sales facilitation

* On June 22, 2018, Zhongrui Guochuang was restructured from being a VIE of TuanYuan to a subsidiary of TuanChe Internet.

F - 8

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

History of the Group

Reorganization

The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Company was incorporated in the Cayman Islands in September 2012. The Company established TuanYuan in January 2013 to control TuanChe Internet through contractual arrangements and TuanChe Internet became a VIE of the Group (the “Reorganization”). These arrangements were accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

Discontinued operations

On December 10, 2017, pursuant to the resolution of the shareholders and board of directors of the Company, management decided to discontinue its electric vehicle sales facilitation business (the “Discontinued Business”). The Discontinued Business represents a strategic shift that has a major effect on the Company’s operations and financial results. Refer to Note 3 for details of discontinued operations.

Initial Public Offering

On November 20, 2018, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Market in the United States of America. In this offering, 2,600,000 American Depositary Shares (“ADSs”), representing 10,400,000 Class A ordinary shares, were issued and sold to the public at a price of US$7.80 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$15.0 million (RMB103.4 million).

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a portion of their operations in the PRC through TuanChe Internet, and its subsidiaries. The Company has effective control over its VIEs and subsidiaries of VIEs through a series of contractual arrangements among its wholly-owned PRC subsidiary TuanYuan, VIEs and their shareholders.

The contractual arrangements, as described in more detail below, collectively allow the Company to:

•	exercise effective control over each of its VIEs and subsidiaries of VIEs;

•	receive substantially all of the economic benefits of VIEs and subsidiaries of VIEs; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIEs and subsidiaries of VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, the Company is the primary beneficiary of VIEs and subsidiaries of VIEs, and, therefore, have consolidated the financial results of VIEs and subsidiaries of VIEs in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiary TuanYuan, TuanChe Internet and its shareholders.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among TuanYuan, TuanChe Internet and its shareholders, TuanYuan has the exclusive right to provide or designate any third party to provide, among other things, transfer of technology, technology development services, online advertising services, consulting services, technological support and business support to TuanChe Internet and its subsidiaries. In exchange, TuanChe Internet and its subsidiaries pay service fees to TuanYuan in an amount at TuanYuan’s discretion. Without the prior written consent of TuanYuan, TuanChe Internet and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third party. TuanYuan owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. This agreement was entered into on March 6, 2013 and became effective on March 6, 2013 and will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by TuanYuan with a written notice. Unless otherwise required by applicable PRC laws, TuanChe Internet and its shareholders do not have any right to terminate the exclusive service agreement.

F - 9

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Exclusive Call Option Agreement

Under the exclusive call option agreement among TuanYuan, TuanChe Internet and its shareholders, each of the shareholders of TuanChe Internet irrevocably granted TuanYuan a right to purchase, or designate a third party to purchase, all or any part of their equity interests in TuanChe Internet at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at TuanYuan’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of TuanChe Internet shall promptly give all considerations they received from the exercise of the options to TuanYuan or a designated third party of TuanYuan. Without TuanYuan’s prior written consent, TuanChe Internet and its shareholders shall not enter into any major contract to transfer any equity of TuanChe Internet. Without TuanYuan’s prior written consent, TuanChe Internet and its shareholders shall not sell, transfer, license or otherwise dispose of any TuanChe Internet’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000. TuanChe Internet shall not be dissolved or liquidated without the written consent by TuanYuan. This agreement was entered into on March 6, 2013 and became effective on March 6, 2013 and shall remain in effect upon expiry or early termination of this agreement.

Equity Pledge Agreement

Under the Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders, TuanChe Internet’s shareholders pledged all of their equity of TuanChe Internet to TuanYuan as security for performance of the obligations of TuanChe Internet and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, TuanYuan may exercise the right to enforce the pledge immediately. TuanYuan may transfer all or any of its rights and obligations under the Equity Pledge Agreement to its designee(s) at any time. The equity pledge agreement is binding on TuanChe Internet’s shareholders and their successors. This agreement was enterred into on March 6, 2013 and became effective on March 6, 2013, and shall remain in effect until the fulfillment of all the obligations under the Exclusive Call Option Agreement, the Exclusive Management Services and Business Cooperation Agreement and the Powers of Attorney.

Powers of Attorney

Pursuant to the Powers of Attorney executed by TuanChe Internet and its shareholders, each of them irrevocably authorized TuanYuan to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in TuanChe Internet or its subsidiaries, including but not limited to proposing to convene or attend shareholder meetings, board meetings or council meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders or sponsors (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity or the sponsor interest held in part or in whole). This agreement was entered into on March 6, 2013 and became effective on March 6, 2013.

In August 2014, June 2017 and August 2017, the Exclusive Management Services and Business Cooperation Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement and Powers of Attorney to TuanChe Internet were amended to reflect the changes of shareholders’ holding in the VIE entity. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over TuanChe Internet and the Group continues to consolidate TuanChe Internet.

Zhongrui Guochuang was incorporated in 2016 to carry out similar business as TuanChe Internet. The Company has effective control over Zhongrui Guochuang through a series of contractual arrangements having similar terms with that of the contractual arrangements with TuanChe Internet among TuanYuan, Zhongrui Guochuang and its shareholders (also nominee shareholders). As a result of these contractual arrangements with Zhongrui Guochuang , the Company is the primary beneficiary of Zhongrui Guochuang, and, therefore, consolidated the financial results of Zhongrui Guochuang in its consolidated financial statements in accordance with U.S. GAAP. On June 22, 2018, Zhongrui Guochuang was restructured from being a VIE of TuanYuan to a subsidiary of TuanChe Internet.

F - 10

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure

In May 2018, Best Cars Limited (“Best Cars”), a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by its shareholders to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a agreement with Best Cars and its shareholder in which provides the Company with effective control over Best Cars and enables the Company to obtain substantially all of the economic benefits arising from Best Cars. As of December 31, 2018, Best Cars held 38,723,321 Class A ordinary shares of the Company.

A significant part of the Company's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group's contractual arrangements with its VIEs, and as a result, the Group's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group's ability to use the contractual arrangements with its VIEs and the Group's ability to conduct business through the VIEs could be severely limited.

The Company's ability to control the VIEs also depends on the Power of Attorney the shareholders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group's business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group's right to collect revenues;

•	block the Group's websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group's businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

F - 11

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group's ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group's consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group's operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

The following combined financial information of the Group's VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	32,210	25,166
Accounts receivable, net	8,467	27,160
Prepayments and other current assets	14,458	16,692
Receivables due from related parties	2,260	-
Amount due from the subsidiaries of the Group	1,923	4,973
Held-for-sale assets	837	-
Short-term investments	4,000	-
Total current assets	64,155	73,991
Non-current assets:
Property, equipment and software, net	938	522
Long-term investments	1,000	4,390
Total non-current assets	1,938	4,912
TOTAL ASSETS	66,093	78,903
Current liabilities:
Accounts payable	3,340	1,871
Advance from customers	9,751	13,922
Short-term borrowings	24,971	-
Salary and welfare benefits payable	40,803	30,535
Other taxes payable	21,476	12,651
Other current liabilities	26,422	5,306
Amount due to the subsidiaries of the Group	182,033	233,295
Total current liabilities	308,796	297,580
Non-current liabilities:
Long-term borrowings	2,932	-
Total non-current liabilities	2,932	-
TOTAL LIABILITIES	311,728	297,580

F - 12

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31,	December 31,	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	117,211	280,081	329,788
Net loss from continuing operations	(69,138)	(66,300)	(34,674)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)
Net loss	(74,198)	(81,277)	(38,286)

	For the year ended
	December 31,	December 31,	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	12,930	(10,540)	24,144
Net cash generated from/(used in) investing activities	14,965	-	(50)
Net cash (used in)/ generated from financing activities	(12,283)	18,148	(31,138)
Net increase/(decrease) in cash and cash equivalent	15,612	7,608	(7,044)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB10.0 million and RMB10.0 million, as of December 31, 2017 and 2018. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net losses of RMB86.6 million, RMB90.7 million and RMB78.7 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net cash used in operating activities was RMB54.1 million, RMB59.7 million and RMB53.3 million for the years ended December 31, 2016, 2017 and 2018, respectively. Accumulated deficit was RMB389.3 million and RMB468.0 million as of December 31, 2017 and 2018, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares and convertible loans. Refer to Note 13 and 12 for details of the Group’s preferred shares and convertible loans financing activities. Moreover, on July 27 and August 3, 2018, the Group entered into Series D-2 preferred shares purchase agreements with Beijing Z-Park Fund Investment Center (Limited Partner) (“Beijing Z-Park Fund”) and Beijing Shengjing Fengtai Innovation Investment Center (Limited Partner) (“Beijing Shengjing Fengtai Innovation”) whereby Beijing Z-Park Fund and Beijing Shengjing Fengtai Innovation will acquire 20,630,925 and 949,023 Series D-2 preferred shares for US$50 million and US$2.3 million, respectively. On September 28, 2018, the Company has received US$50 million from Beijing Z-park Fund. On November 20, 2018, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Market in the United States of America. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$15.0 million (RMB103.4 million). The Group also can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issurance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

F - 13

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

c)	Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in Note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Inventories comprise electric vehicles on display at show rooms. Inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of December 31, 2017 and 2018, there was no write-down of inventories.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

The Group purchases cars on behalf of consumers from auto makers and auto dealers. As the Group is not primarily responsible for the acceptability of the electric vehicles and does not assume inventory risk of the cars, it is considered to be an agent in accordance with ASC 606. Commission income upon each successful sale is recognized at a point in time following the transfer of control of cars.

As of December 31, 2017, the prepayments and other current assets, inventories, property, equipment and software and other current liabilities related to the Discontinued Business are classified as “Held-for-sale” in the consolidated financial statements of the Group.

On June 30, 2018, the Company completed the disposal of the Discontinued Business.

F - 14

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

d)	Use of estimates

The preparation of the Group's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, assessment for valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares and warrant, and valuation and recognition of share-based compensation expenses.

e)	Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange (losses)/gains in the consolidated statements of operations and comprehensive loss.

f)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

g)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F - 15

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

g)	Fair value measurements (Continued)

The Group's financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, accounts payable, short-term borrowings and other payables, of which the carrying values approximate their fair value.

See Note 20 for additional information.

h)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2017 and 2018, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$5.3 million and US$73.5 million, respectively (equivalent to approximately RMB34.4 million and RMB504.2 million, respectively).

As of December 31, 2017 and 2018, the Group had approximately RMB32.2 million and RMB74.4 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 48.3% and 12.9% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2017 and 2018, the Company had a restricted cash balance approximately RMB11.1 million and nil, respectively, which is a deposit in bank and held as collateral for the Group’s VIE’s short-term borrowing. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The Company early adopted the amendments in fiscal year 2016. The changes in restricted cash in the consolidated statements of cash flows were RMB11.1 million and RMB(11.1) million for the years ended December 31, 2017 and 2018, respectively.

i)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. Many factors are considered in estimating the general allowance, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness and industry trend analysis. The Group also makes the specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Refer to Note 4 for details.

j)	Short-term investments

Short-term investments mainly comprised of wealth management products, highly liquid investments placed with banks with original maturities longer than three months but within one year, and interest generating loan provided to a third party. As of December 31, 2017 and 2018, the interest generating loan provided to a third party of the Group was RMB4.0 million and nil, respectively. The interest generating loan provided to a third party was fully collected on July 3, 2018.

k)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Furniture and electronic equipment	3 years
Vehicles	10 years
Software	5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term

F - 16

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

k)	Property, equipment and software, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

l)	Assets and liabilities held-for-sale

Assets and liabilities to be sold shall be classified as held-for-sale considering the recognition criteria in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the assets and liabilities.
•	The assets and liabilities are available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
•	An active program to locate a buyer and other actions required to complete the plan for the sale has been initiated.
•	The sale is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
•	The assets and liabilities are being actively marketed for sale at a price that is reasonable in relation to its current fair value.
•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

m)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

n)	Long-term investments

In accordance with ASC 325 Investment—Other, for investments in equity instruments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost method accounting is applied. Gain or losses are realized when such investment is sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. The Company adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of operations and comprehensive loss. The Company’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Company.

o)	Other non-current assets

As of December 31, 2018, other non-current assets comprises mainly prepayments for the purchases of softwares.

p)	Warrant

On October 31, 2017, a warrant to purchase Series C-2 convertible redeemable preferred shares of the Company was issued in connection with the debt financing and is classified as a liability and is treated as upfront issuance costs based on the estimated fair value of the warrant at issuance date. Subsequently, changes in the fair value of the warrant for Series C-2 convertible redeemable preferred shares is recorded in the consolidated statements of operations and comprehensive loss. The upfront issuance costs are amortized over the term of the debt financing.

F - 17

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

p)	Warrant (Continued)

As of December 31, 2017 and 2018, upfront issuance costs of RMB1.3 million and RMB0.7 million were included in other non-current assets, respectively.

q)	Revenue recognition

The Group’s revenues comprise mainly auto shows revenue, group-purchase facilitation revenue, virtual dealership revenue and demand-side platform advertising services revenue.

The Group adopted ASC Topic 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Based on revenue arrangements, there are no multiple performance obligations identified. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Auto shows revenue

The Group’s online website and offline infrastructure allow them to organize auto shows, which aim at facilitating transactions between consumers and auto dealers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per auto show event to its industry customers for arranging, decorating and providing booth space at auto shows. The Group has identified one performance obligation for the transaction - providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As the Group has control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized over the period of the contract when the services are provided.

Group-purchase facilitation revenue

The Group facilitates transactions between consumers and auto dealers by organizing group-purchase events. The Group charges group-purchase facilitation revenue to the auto dealers in the form of either a fixed fee per event or a fixed fee per car sold during the group-purchase event. There is no financing component or consideration payable to any consumers. The Group has identified one performance obligation - organizing group-purchase events. As the Group has control of the group-purchase facilitation services and discretion in establishing the price of group-purchase facilitation service fee, it is considered to be a principal in accordance with ASC 606. Since the Group’s performance obligation is satisfied once the transaction is complete, the group-purchase facilitation service revenue is recognized at the point in time when the service of group-purchase facilitation is rendered, which occurs upon the closing of the group-purchase event.

Virtual dealership revenue

The Group operates a virtual dealership by connecting automakers or franchised dealerships with secondary dealers whereby the Group purchases cars on behalf of the secondary dealers from the automakers or franchised dealerships. The Group charges a commission fee at a pre-agreed percentage of the car costs to the secondary dealers. As the Group has neither inventory risk nor the discretion to establish the cost of cars to secondary dealers, it is considered to be an agent in accordance with ASC 606. The virtual dealership commission revenue is recognized upon the secondary dealers’ acceptance of the delivery of cars from automakers or franchised dealerships.

F - 18

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

q)	Revenue recognition (Continued)

Demand-side platform advertising services revenue

The Group’s demand-side platform advertising services revenue comprise mainly online advertising services of auto makers and auto dealers on the Group’s online website. The Group has identified one performance obligation for the transaction - providing online advertising services for auto makers and auto dealers. As the Group has control of online adverting services and discretion in establishing the price of online advertising services fee to auto makers and auto dealers, it is considered to be a principal in accordance with ASC 606. The demand-side platform advertising services revenue is recognized over the period of the contract when the online advertising services is provided.

r)	Cost of revenue

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs, direct labor costs and other direct costs.

s)	Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance to the Group's websites and platform of applications.

t)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group's sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2016, 2017 and 2018, the advertising and promotional expenses were RMB61.0 million, RMB134.2 million and RMB238.0million, respectively.

u)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. Rental costs for auto show venues incurred by the Group were RMB5.1 million, RMB31 million and RMB67 million for the years ended December 31, 2016, 2017 and 2018, respectively. Rental expenses for office space incurred by the Group were RMB10.4 million, RMB6.6 million and RMB6.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group has no capital leases for any of the periods presented.

F - 19

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

v)	Share-based compensation

Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to non-employee in accordance with ASC 505. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Share-based compensation expenses for share options granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date.

If a share-based award is modified after the grant date, the Group evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation and if the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

w)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB8.2 million, RMB10.8 million and RMB24.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

x)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

F - 20

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

x)	Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018.

y)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

z)	Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company's preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

F - 21

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

aa)	Statutory reserves

In accordance with China's Company Laws, the Company's VIEs in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in China ("PRC GAAP")) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion.

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2016, 2017 and 2018, because its PRC entities were making losses under the PRC GAAP in these years.

bb)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

cc)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments.

Management has determined that the Group operated its continuing operations in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

F - 22

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

dd)	Concentrations and Risks

Online advertising and promotional service provider

The Group relied on online advertising and promotional service providers and their affiliates for online advertising and promotional service to support its operations during the years ended December 31, 2016, 2017 and 2018 as follows:

	For the year ended December 31,
	2016	2017	2018
Total number of online advertising and promotional service providers	17	21	32
Number of online service providers that accounted for 10% or more of the Group's online advertising and promotional service	1	2	2
Total percentage of the Group's online advertising and promotional service expenses that were paid to these service providers who accounted for 10% or more of the Group’s online advertising and promotional service expenses.	59%	50%	43%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. As of December 31, 2017 and 2018, all of the Group's cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is mainly derived from revenue earned from auto shows business. Short-term investments consist of interest generating loan provided to a third party of the Group, which was repaid on July 3, 2018.

Major customers

There was nil and one customer had receivable balances exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2017 and 2018, respectively, as follows:

	For the year ended December 31,
	2017	2018
Customer A	-	22%

ee)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) "Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated financial statements.

F - 23

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

ee)	Recently issued accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this update is permitted for all entities. The Group is currently evaluating the impact ASU 2016-02 will have on the Group's consolidated financial statements, and expects that some existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of this accounting standard update on its consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) ("ASU 2016-18"). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Group has early adopted this accounting standard on its consolidated financial statements.

F - 24

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

ee)	Recently issued accounting pronouncements (Continued)

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718) "Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

3.	Discontinued operations

On December 10, 2017, pursuant to the resolutions of the shareholders and board of directors, the Company decided to discontinue the electric vehicle sales facilitation business. The Discontinued Business represents a strategic shift that has a major effect on the Group’s operations and financial results. The assets and liabilities related to the Discontinued Business are classified as assets/liabilities held for sale as of December 31, 2017, and the results were reported as loss from discontinued operations.

April 27, 2018, its VIE’s subsidiary GuoHeng Chuangxin and a third party individual established a company in Beijing, PRC (the “Acquirer”) to acquire the Discontinued Business. The Acquirer’s share capital is RMB5 million, of which GuoHeng Chuangxin and the individual contributed in cash of RMB0.25 million and RMB4.75 million for an equity interest of 5% and 95% respectively. GuoHeng Chuangxin does not hold any board seat and is not involved in the operations of the Acquirer.

On June 30, 2018, the Company entered into an agreement with the Acquirer to transfer certain assets and liabilities, and certain employees associated with the Discontinued Business for a cash consideration of RMB2.7 million. The Company has received RMB2.7 million in August 31, 2018.

Assets and liabilities related to the Discontinued Business to be transferred were reclassified as assets/liabilities held for sale as of December 31, 2017, while results of operations related to the Discontinued Business, including comparatives, were reported as loss from discontinued operations.

On June 30, 2018, the Company completed the disposal of the Discotinued Business resulting a gain of disposal of RMB0.8 million.

F - 25

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	Discontinued operations (Continued)

Results of discontinued operations:

	For the year ended
	December 31,	December 31,	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	19,983	17,768	4,807
Cost of revenues	(307)	(627)	(280)
Gross profit	19,676	17,141	4,527
Operating expenses:
Selling and marketing expenses	(23,881)	(30,065)	(6,800)
General and administrative expenses	(815)	(1,077)	(1,368)
Total operating expense	(24,696)	(31,142)	(8,168)
Loss from operations	(5,020)	(14,001)	(3,641)
Other expenses:
Interest expenses, net	(13)	(924)	(676)
Gain from disposal of discontinued operations	-	-	771
Others, net	(27)	(52)	(66)
Loss from discontinued operations before income taxes	(5,060)	(14,977)	(3,612)
Income tax expense	-	-	-
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)

Assets and liabilities of the discontinued operations:

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB
ASSETS
Current assets:
Prepayment and other current assets	610	-
Inventories, net	219	-
Total current assets	829	-
Non-current assets:
Property, equipment and software, net	8	-
Total non-current assets	8	-
TOTAL ASSETS	837	-
LIABILITIES
Current liabilities:
Other current liabilities	-	-
Total current assets	-	-
TOTAL LIABILITIES	-	-

F - 26

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	Discontinued operations (Continued)

Cash flows of the discontinued operations:

	For the year ended
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Cash flows generated from/(used in) discontinued operations
Net cash generated from/(used in) operating activities	13,702	(27,875)	(2,817)
Net cash used in investing activities	-	(10)	-
Net cash generated from/(used in) financing activities	-	17,904	(2,513)
Net increase/(decrease) in cash and cash equivalents	13,702	(9,981)	(5,330)

4.	Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2017	December 31, 2018
	RMB	RMB
Accounts receivable, gross:	8,885	52,746
Less: allowance for doubtful accounts	(418)	(491)
Accounts receivable, net	8,467	52,255

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer's ability to make payments, additional allowances might be required.

Receivable balance are written off when they are determined to be uncollectable. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018:

	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Balance at the beginning of the period	-	-	418
Additions charged to bad debt expense	-	418	491
Write-off of bad debt allowance	-	-	(418)
Balance at the end of the period	-	418	491

5.	Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2017	December 31, 2018
	RMB	RMB
Receivables due from dealerships	-	10,661
Deductible VAT	5,902	4,852
Deposits	1,814	8,637
Prepaid rental expenses	1,421	2,168
Receivables due from third-party online payment platforms	1,482	469
Staff advances	1,875	695
Prepaid promotion expenses	3,199	36,538
Prepaid service fees	178	2,574
Others	310	2,225
Total	16,181	68,819

F - 27

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2017	December 31, 2018
	RMB	RMB
Furniture and electronic equipment	3,477	4,304
Vehicles	404	426
Software	355	10,850
Leasehold improvement	60	-
Total property, equipment and software	4,296	15,580
Less: accumulated depreciation - Property, equipment	(3,139)	(3,283)
accumulated amortization - Software	(219)	(661)
Property, equipment and software, net	938	11,636

Depreciation and amortization expenses were RMB1.2 million, RMB1.0 million and RMB1.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. No impairment charge was recognized for any of the periods presented.

Based on the current amount of software subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2019: RMB1.6 million, 2020: RMB1.6 million, 2021: RMB1.5 million, 2022: RMB1.5 million and 2023: RMB1.2 million.

7.	Long- term investments

As of December 31, 2017 and 2018, long-term investment includes an equity investments in privately held companies.

a)	Cost method investments

The Group carries the investment at cost as the Group does not have significant influence and the investment does not have a readily determinable fair value. As of December 31, 2018, the carrying value of equity investments for using cost method was RMB1.3 million.

b)	Equity method investments

On September 3, 2018, TuanChe Internet invested RMB4 million in cash for a 40% equity interest in Shanghai Three Drivers Culture Media Co., Limited ("STDC") that operates a car media business. TuanChe Internet applies the equity method of accounting to account for its equity investment in common stock of STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2018, the carrying value of equity investment for using equity method was RMB3.1 million.

No impairment provision was made for the years ended December 31, 2016, 2017 and 2018, respectively.

8.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiary in Hong Kong is subject to 16.5% income tax for 2016, 2017 and 2018 on their taxable income generated from operations in Hong Kong. The payments of dividends by these company to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the Enterprise Income Tax Law of the PRC, the Group’s Chinese subsidiaries and VIEs are subject to an income tax of 25%.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 2016, 2017 and 2018:

F - 28

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Taxation (Continued)

a)	Income taxes (Continued)

	For the year ended December 31,
	2016	2017	2018
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	(7.7)	(11.5)	(10.4)
Change in valuation allowance	(17.3)	(13.5)	(14.6)
Effective income tax rate	-	-	-

As of December 31, 2018, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2020	45,635
Loss expiring in 2021	28,344
Loss expiring in 2022	51,624
Loss expiring in 2023	2,150
127,753

b)	Sales tax

The Group's subsidiaries and VIEs incorporated in China are mainly subject to 6% VAT for services rendered.

c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	385	25,473
Accrued expense and other payables	5,946	5,303
Net operating tax loss carry forwards	42,224	31,938
Total deferred tax assets	48,555	62,714
Less: valuation allowance	(48,555)	(62,714)
Net deferred tax assets	-	-

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Addition*	Balance at December 31
	RMB	RMB	RMB
2016	(32,914)	(6,699)	(39,613)
2017	(39,613)	(8,942)	(48,555)
2018	(48,555)	(14,159)	(62,714)

* Additional valuation allowance was due to the increase of deferred tax assets recognised for advertising expenses in excess of deduction limit, accrued expense and other payables, and net operating tax loss carry forwards.

F - 29

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Taxation (Continued)

d)	Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation ("SAT") further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2017 and 2018, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

9.	Other taxes payable

The following is a summary of other taxes payable as of December 31, 2017 and 2018:

	December 31, 2017 RMB	December 31, 2018 RMB
Withholding individual income taxes for employees	15,551	4,268
VAT payables	5,283	11,728
Others	642	978
Total	21,476	16,974

10. Short-term and long-term borrowings

The following table summarizes the Group's outstanding short-term and long-term borrowings as of December 31, 2017 and December 31, 2018, respectively:

	Maturity	Principal	Interest rate		As of December 31,
	date	Amount	per annum	Name of bank	2017	2018
					RMB	RMB
Term loan
Loan I(a)	March 30, 2018	9,944	7.25%	SPD Silicon Valley Bank loan	9,944	-

Revolving loan
Loan II(a)	December 31, 2018 and June 28, 2019	9,945	7.50%	SPD Silicon Valley Bank loan	5,027	-

Secured loan
Loan III(b)	December 28, 2018	10,000	4.35%	SPD Silicon Valley Bank loan	10,000	-
Total short-term borrowings					24,971	-

	Maturity	Principal	Interest rate		As of December 31,
	date	amount	per annum	Type	2017	2018
Loan II(a)	June 28, 2019	9,945	7.5%	SPD Silicon Valley Bank loan	2,932	-
Total long-term borrowings					2,932	-

F - 30

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Short-term and long-term borrowings (Continued)

(a)	The Group was granted an RMB20.0 million credit facility that will expire on June 30, 2019 for general corporate purposes. Thereinto, RMB10.0 million is allocated to a term loan facility and RMB10.0 million is a revolving loan credit facility. The credit facility was guaranteed by the Company.

There are two financial covenants for the credit facility as follows: (i) new equity financing round: to close a new equity financing round representing investment of no less than RMB50.0 million from the investors no later than June 30, 2017; (ii) minimum quarterly gross profit: to meet gross profit for 2017 Q1 of RMB20.0 million, 2017 Q2 of RMB28.0 million, 2017 Q3 of RMB32.0 million, 2017 Q4 of RMB35.0 million and 2018 Q1 of RMB25.0 million.

On March 30, 2018, above financial covenants for the credit facility have been amended as follows: (i) minimum monthly liquidity ratio: 2.0:1.0; liquidity ratio is defined as (unrestricted cash on the consolidated basis + accounts receivable) divided by total unsecured bank debt. (ii) minimum quarterly net revenue for 2018 Q1 of RMB65.0 million, 2018 Q2 of RMB120.0 million, 2018 Q3 of RMB150.0 million, 2018 Q4 of RMB200.0 million and 2019 Q1 of RMB65.0 million.

The Group was in compliance with the covenants of the above credit facility for years ended December 31, 2017 and 2018.

Term loan

Loan I:

Under the term loan facility, the Group drew down RMB8.0 million and RMB1.9 million on April 1, 2017 and July 21, 2017, respectively. The interest is payable on a monthly basis and the principal will be due upon maturity. These loans were repaid on March 30, 2018.

Revolving loan

Loan II:

Under the revolving loan facility, the Group drew down RMB1.6 million, RMB5.9 million and RMB2.5 million on July 31, August 7 and September 12, 2017, respectively. The principal and interest is payable on a monthly basis. These loans will be repaid by equivalent installment of principal in each month till June 28, 2019. These loans were repaid in 2018 Q4 in advance.

Secured loan

(b)	Loan III:

As of December 31, 2017, the outstanding balance of the loan was secured by a US$ deposit of the Group in Silicon Valley Bank located in United States of America in the equivalent amount of RMB11.1 million, which was recorded as restricted cash. SPD Silicon Valley Bank is an onshore branch of Silicon Valley Bank. The interest is payable on a monthly basis and the principal will be due upon maturity. The loan was matured and fully repaid on December 28, 2018.

In conjunction with Loan III, a warrant was granted to China Equities Hong Kong Limited (“China Equities”) on October 31, 2017 for a cash consideration of US$0.621 to purchase up to 670,814 Series C-2 convertible redeemable preferred shares of the Company at US$0.64829 per share or if the fair market value of the warrant shares exceeds the exchange price, China Equities may effect a net cashless exchange of this warrant within five years after the grant of the warrant. In accordance with ASC 480-10-55-33, the warrant shall be classified as liability, initially recorded at fair value and subsequently measure at fair value through earnings. On September 29, 2018, China Equities has effected a net cashless exchange of the warrant for 483,702 Series C-2 convertible redeemable preferred shares with a consideration of nil.

F - 31

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Other current liabilities

The following is a summary of other current liabilities as of December 31, 2017 and 2018:

	December 31, 2017 RMB	December 31, 2018 RMB
Borrowing from a third party *	19,486	-
Professional service fee	3,392	10,238
Borrowings from employees **	3,235	-
Online promotional expense payables	-	9,554
Software purchases payables	-	2,760
Tickets printing&delivery payables	-	2,450
Advertising expenses	1,333	8,611
Interests payable	514	-
Others	1,087	2,813
Total	29,047	36,426

*	In 2016, the Group obtained an interest free loan of RMB32.5 million from a third party who has a close relationship with Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company. As this loan was obtained via the CEO, the Group had accounted for the imputed interest at 5% per annum based on a rate within the range of the Company's cost of borrowings as a deemed capital contribution on behalf of the CEO. The loan had no repayment schedule, and was fully repaid by June 18, 2018.

**	In 2017, the Group obtained loans from several employees totaling RMB3.2 million, at 4% interest rate per annum. These loans had no repayment schedule, and were fully repaid by July 2, 2018.

F - 32

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Convertible loans

In December 2015, the Group issued a convertible loan in the principal amount of RMB30 million to Lanxi Puhua Juli Equity Investment Partnership LLP (“Puhua”) with no interest and a due date twelve months after the issuance date (the “2015 Loan”). Pursuant to the 2015 convertible loan agreement, the entire or any portion of the 2015 Loan can be converted into (i) equity share of TuanChe Internet based on a post-money valuation of TuanChe Internet at RMB1.2 billion. That is, a per share conversion price is of RMB5.49, representing 2.5% of total equity interest of TuanChe Internet (“Onshore Conversion”). The rights and obligations of the converted shares shall be not less favorable than the rights and obligations entitled to Series C convertible redeemable preferred shareholders of the Company; or (ii) equity share of the Company based on a post-money valuation of TuanChe Internet at RMB 1.2 billion (“Offshore Conversion”) (the same price as Onshore Conversion). The rights and obligations of the converted shares shall be not less favorable than the rights and obligations entitled to Series C convertible redeemable preferred shareholders of the Company. The issuance costs for the 2015 convertible loan was nil.

In December 2016, when the 2015 Loan was due, the Company and Puhua agreed to extend the maturity date and revise conversion price of the 2015 Loan with no consideration. On August 18, 2017, the carrying value of the December 2015 Loan of RMB30 million was converted into Series C+ convertible redeemable preferred shares.

On August 1, 2017, the Company issued four Promissory Notes to Investors in the aggregated principal amount of US$6.3 million at an interest rate of 10% per annum and with a term of nine months after the issuance of the Notes (the “August 2017 Loan”). The entire principal amount of the August 2017 Loan shall be converted into Series C-4 convertible redeemable preferred shares issued and sold at the closing of the Series C-4 convertible redeemable preferred shares, at the lower of: (1) US$200 million the post-money valuation at issuance of the Promissory Notes; or (2) the post-money valuation in the Series C-4 convertible redeemable preferred shares. The issuance costs for the August 2017 Loan was nil. As of December 31, 2017, the carrying value of the August 2017 Loan was RMB41.2 million.

When the terms of the loan were revised, the change in the terms was accounted for as a modification and the incremental discount created is being amortized over the new loan term.

In June 2018, the investors converted the August 2017 Loan into an aggregate of 7,569,628 Series C-4 convertible redeemable preferred shares of the Company, par value US$0.0001 each, at a conversion price of US$0.8323 per share.

F - 33

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred shares

The China Best, Series A, B-1, B-2, C-1, C-2, C+, C-4, D-1 and D-2 convertible redeemable preferred shares are collectively referred to as the "Preferred Shares”. Since their inception in 2012, the Company have raised approximately USD$125.1 million in equity financing from a group of investors:

China Best financing

In June 2012, the Company raised an aggregate of RMB1,260,000 from the issuance of 5,660,000 preferred shares of the Company to China Best.

Series A financing

In March 2013, the Company raised an aggregate of US$700,000 from the issuance of 2,828,393 and 16,970,357 Series A preferred shares of the Company to K2 Evergreen Partner L.P. and K2 Partners II L.P., respectively.

Series B financing

In September 2013, the Company raised an aggregate of US$5,564,856 from the issuance of 4,142,781 and 8,285,562 Series B-1 preferred shares of the Company to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively, and the issuance of 18,193,772 and 4,548,443 Series B-2 preferred shares of the Company to BAI GmbH and K2 Partners II L.P., respectively.

Series C financing

In August 2014, the Company raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares of the Company to BAI GmbH, and the issuance of 5,643,437, 18,290,377, 7,878,398 and 1,596,503 Series C-2 preferred shares of the Company to BAI GmbH, Highland Capital Partners 9 L.P., Highland Capital Partners 9-B L.P. and Highland Entrepreneurs’ Fund 9 L.P., respectively.

Series C+ financing

In June 2017, the Company raised an aggregate of US$8,682,770 from the issuance of 2,175,611, 725,204, 1,450,408, 1,910,912, 823,106, 166,797 and 5,341,517 Series C+ preferred shares of the Company to K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership and AlphaX Partners Fund I, L.P., respectively. In addition, Puhua’s convertible loans of RMB30 million was converted into 6,261,743 Series C+ preferred shares.

Series C-4 financing

In June 2018, the August 2017 Loan of US$6.3 million plus its accrued interests were converted into 7,569,628 Series C-4 preferred shares.

Series D-1 financing

In June 2018, the Company raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares of the Company to ACEE Capital Ltd. and Honour Depot Limited, respectively.

Series D-2 financing

In September 2018, the Company raised US$50 million from the issuance of 20,630,925 Series D-2 preferred shares of the Company to Beijing Z-Park Fund.

F - 34

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred shares (Continued)

The key terms of the Preferred Shares are as follows:

Conversion right

The Series A, B-1, B-2, C-1, C-2, C+, C-4 , D-1 and D-2 preferred shares are convertible, at the option of the holders, into the Company's ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the preferred shares, the conversion price of the Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Preferred Shares are automatically convertible into such number of ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the earlier of (i) the closing of a QIPO as defined in the Memorandum and Articles of Association, or (ii) the date specified by written consent or agreement of holders of a majority of the outstanding Series A, B-1, B-2, C-1, C-2, C+, C-4, D-1 and D-2 Preferred Shares, each voting as a separate class.

Redemption right

For China Best and Series A preferred shares, they can be redeemed at any time after the sixth (6th) anniversary of the China Best and Series A Preferred Shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 10% per annum on the original issue price, plus any accrued but unpaid dividends.

For Series B-1 and B-2 preferred shares, they can be redeemed at any time after the fifth (5th) anniversary of the Series B-1 and B-2 preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 10% per annum on the original issue price, plus any accrued but unpaid dividends.

For Series C-1 and C-2 preferred shares, they can be redeemed at any time after the fifth (5th) anniversary of the Series C-1 and C-2 preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 8% annual compound rate on the original issue price, plus any accrued but unpaid dividends.

For Series C+ preferred shares, they can be redeemed at any time after the fifth (5th) anniversary of the Series C+ preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 8% annual compound rate on the original issue price, plus any accrued but unpaid dividends.

For Series C-4 preferred shares, they can be redeemed at any time after the third (3rd) anniversary of the Series C-4 preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 10% annual compound rate on the original issue price, plus any accrued but unpaid dividends.

For Series D-1 preferred shares, they can be redeemed at any time after the third (3rd) anniversary of the Series D-1 preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 10% annual compound rate on the original issue price, plus any accrued but unpaid dividends.

For Series D-2 preferred shares, they can be redeemed at any time after the third (3rd) anniversary of the Series D-2 preferred shares issue date, if a QIPO has not been consummated by then. The redemption price shall be the original issue price, plus interest calculated at 10% annual compound rate on the original issue price, plus any accrued but unpaid dividends.

The redemption date/event for existing preferred shares was modified to be aligned to the redemption date of the newly issued preferred shares in each round of financing.

Dividend rights

No dividend shall be paid on any other class or series of shares of the Company unless and until a dividend in like amount is first paid in full on the Preferred Shares.

F - 35

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.	Preferred shares (Continued)

Liquidation rights

Upon any liquidation, dissolution or winding up of the Company or sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets (the “Liquidation Event), prior to and in preference to any distribution of any of the assets of the Company to the ordinary shareholders, the preferred shareholders and shall be entitled to receive for each outstanding preferred shares held, an amount equal to 100% of the preferred share purchase price, plus all declared but unpaid dividend.

After distribution or payment in full of the amount distributable or payable on the preferred shares, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of outstanding ordinary shares and holders of preferred shares on an as-converted basis.

Voting rights

Under the Shareholders Agreement and the Memorandum and Articles of Association that are currently in effect, ordinary shareholders of the Company has the right to appoint three directors; K2 Evergreen Partners L.P. and K2 Partners II L.P. has the right to jointly appoint one director; BAI GmbH has the right to appoint one director; Highland Capital Partners 9 L.P., Highland Capital Partners 9-B L.P. and Highland Entrepreneurs’ Fund 9 L.P. has the right to jointly appoint one director, and AlphaX Partners Fund I, L.P., and Beijing Z-Park Fund has the right to appoint one director for a total of eight board members.

Accounting for the Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the option of the holders. In addition, the Company records accretion to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective issue price at the date of issuance net of issuance costs.

The Company has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company's common shares determined by the Company taking into account independent valuations.

Upon the completion of the Company’s IPO in November 2018, all of the issued and outstanding pre-IPO Preferred Shares were automatically converted and redesignated into Class A ordinary shares based on the conversion rate stipulated in their Share Purchase Agreements.

F - 36

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred shares (Continued)

The Company’s preferred shares activities for the years ended December 31, 2016, 2017 and 2018 are summarized below:

	Pre-IPO China Best Preferred Shares		Pre-IPO Series A Preferred Shares		Pre-IPO Series B-1 Preferred Shares		Pre-IPO Series B-2 Preferred Shares		Pre-IPO Series C-1 Preferred Shares		Pre-IPO Series C-2 Preferred Shares		Pre-IPO Series C+ Preferred Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2016	5,660,000	1,695	19,798,750	5,109	12,428,343	8,671	22,742,215	35,125	3,427,812	14,352	33,408,715	144,631	-	-

Accretions to pre-IPO preferred shares redemption value	-	126	-	467	-	376	-	3,330	-	1,066	-	11,540	-	-

Balance as of December 31, 2016	5,660,000	1,821	19,798,750	5,576	12,428,343	9,047	22,742,215	38,455	3,427,812	15,418	33,408,715	156,171	-	-

Issuance of pre-IPO preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	18,855,298	88,640
Accretions to pre-IPO preferred shares redemption value	-	126	-	472	-	382	-	3,376	-	1,080	-	11,698	-	3,811

Balance as of December 31, 2017	5,660,000	1,947	19,798,750	6,048	12,428,343	9,429	22,742,215	41,831	3,427,812	16,498	33,408,715	167,869	18,855,298	92,451

Issuance of pre-IPO preferred shares	-	-	-	-	-	-	-	-	-	-	483,702	7,093	-	-
Accretions to pre-IPO preferred shares redemption value	-	68	-	409	-	330	-	2,922	-	935	-	10,123	-	6,069
Redesignation of pre-IPO preferred shares into Class A ordinary shares	(5,660,000)	(2,015)	(19,798,750)	(6,457)	(12,428,343)	(9,759)	(22,742,215)	(44,753)	(3,427,812)	(17,433)	(33,892,417)	(185,085)	(18,855,298)	(98,520)

Balance as of December 31, 2018	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F - 37

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred shares (Continued)

	Pre-IPO Series C-4 Preferred Shares		Pre-IPO Series D-1 Preferred Shares		Pre-IPO Series D-2 Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total number of shares	Total amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2016	-	-	-	-	-	-	97,465,835	209,583

Accretions to pre-IPO preferred shares redemption value	-	-	-	-	-	-	-	16,905

Balance as of December 31, 2016	-	-	-	-	-	-	97,465,835	226,488

Issuance of pre-IPO preferred shares	-	-	-	-	-	-	18,855,298	88,640
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	-	-	-	20,945

Balance as of December 31, 2017	-	-	-	-	-	-	116,321,133	336,073

Issuance of pre-IPO preferred shares	7,569,628	42,826	10,046,551	150,811	21,579,948	358,567	39,679,829	559,297
Accretions to pre-IPO preferred shares redemption value	-	1,808	-	7,009	-	5,393	-	35,066
Redesignation of pre-IPO preferred shares into Class A ordinary shares	(7,569,628)	(44,634)	(10,046,551)	(157,820)	(21,579,948)	(363,960)	(156,000,962)	(930,436)

Balance as of December 31, 2018	-	-	-	-	-	-	-	-

F - 38

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Employee Benefits

The Company's subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company's Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group's employee welfare benefits expenses for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical and welfare defined contribution plan	6,581	8,504	21,869
Other employee benefits	1,571	2,340	2,741
Total	8,152	10,844	24,610

15.	Share-based Compensation

(a)	Description of stock option plan

In July 2012, the Group permits the grant of options of the Company to relevant directors, officers, other employees and consultants of the Company. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four years.

The Group recognizes share-based compensation expenses in the consolidated statements of operations and comprehensive loss based on awards ultimately expected to vest, after considering actual forfeitures.

The Company has replaced these share options with restricted shares for all employees and non-employees on June 15, 2018 (Note 15(e)). As of December 31, 2018, total unrecognized compensation expenses related to unvested awards granted from 2012 to December 31, 2018, was RMB77.0 million.

(b)	Valuation assumptions

The Group uses binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	2016	2017	2018
Expected volatility	59.60%-62.40%	57.90%-59.70%	57.30%
Weighted average volatility	61.29%	58.44%	57.30%
Expected dividends	-	-	-
Risk-free rate	1.82%-2.70%	2.60%-3.18%	3.10%
Contractual term (in years)	10	10	10
Enterprise value	US$0.30-US$0.32	US$0.32-US$0.65	US$0.65

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Contractual term is the contract life of the options. The Group estimated the risk free interest rate based on the market yield of US Government Bond with maturity of ten years as of the valuation date, plus country default risk spread between United States and China.

F - 39

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Share-based Compensation (Continued)

(c)	Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2016, 2017 and 2018.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2016	16,661	1,637	18,298	0.30	1.95	8,394
Granted	3,372	-	3,372	1.18	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,141)	-	(1,141)	0.63	-	-
Outstanding at December 31, 2016	18,892	1,637	20,529	0.43	1.39	9,975
Granted	60	-	60	0.42	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,877)	-	(1,877)	0.94	-	-
Outstanding at December 31, 2017	17,075	1,637	18,712	0.37	0.72	8,951
Granted	205	-	205	1.00	-	-
Exercised	-	-	-	-	-	-
Forfeited	(3,443)	-	(3,443)	0.12	-	-
Replaced by restricted shares	(13,837)	(1,637)	(15,474)	(0.43)	-	-
Outstanding at December 31, 2018	-	-	-	-	-	-
Exercisable as of December 31, 2016	8,382	1,318	9,700	0.20	0.61	3,914
Exercisable as of December 31, 2017	10,606	1,424	12,030	0.28	0.39	5,293
Exercisable as of December 31, 2018	-	-	-	-	-	-

The weighted average grant date fair value of options granted for the years ended December 31, 2016, 2017 and 2018 was RMB0.4920 (US$0.0781), RMB0.4851 (US$0.0768) and RMB1.8692 (US$0.2879) per option, respectively.

No options were exercised for the years ended December 31, 2016, 2017 and 2018.

(d)	Founders’ shares

In accordance with the restricted share agreement dated as of March 6, 2013, all ordinary shares ultimately owned by the Company’s founders would become subject to a vesting schedule, with 25% vesting on the first six months and the remainder vesting annually thereafter in equal instalments over the next three years. The founders’ shares vest immediately in the event that i) founder’s continuous status as a service provider is voluntarily terminated by the founders or ii) founder’s continuous status as a service provider is terminated by the Company for cause. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

In connection with the issuance of series B-1, B-2, C-1 and C-2 convertible redeemable preferred shares, the Company amended the vesting schedule of all Founders’ shares under which founders’ restricted shares became subject to vesting with 1/36th of the options vesting each month after the issuance of each series of convertible redeemable preferred shares. The change in in vesting schedule was treated as a modification of the award and did not result in a modification charge as there was no incremental value resulted from the modification.

F - 40

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Share-based Compensation (Continued)

(d)	Founders’ shares (Continued)

For the years ended December 31, 2016, 2017 and 2018, the Company recognized share based compensation expense related to the founders’ shares of US$0.2 million, nil and nil, respectively. Grant date fair value per restricted share is US$0.01.

Restricted shares	Number of shares
Outstanding as of January 1, 2016	15,949,454
Restricted shares vested	(15,949,454)
Outstanding as of December 31, 2016	-
Restricted shares vested	-
Outstanding as of December 31, 2017	-
Restricted shares vested	-
Outstanding as of December 31, 2018	-

(e)	Share option replacement

In June 2018, the directors of the Company (the “Directors”) had approved, the TuanChe Limited Share Incentive Plan (the “Plan”). Under the Plan, 38,723,321 ordinary shares were issued to Best Cars which is a VIE of the Company for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and non-employees of the Company shall be replaced by the restricted shares. As a result of the Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type 1) modification. The Company has recognized the portion of incremental value of RMB10.7 million as expenses immediately for those vested share options; the portion of the incremental value of RMB3.7 million as the result of the replacement for unvested share options will be recognized as expenses over the remaining vesting periods of 1 to 4 years.

Concurrently, the Company newly granted 10,666,704 restricted shares to its employees. The total fair value of RMB109.0 million for those newly granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
		US$

Outstanding as of January 1, 2018	-	-
Granted	24,407,184	1.595
Vested	(12,917,926)	1.595
Outstanding as of December 31, 2018	11,489,258	1.595

For the year ended December 31, 2018, total share-based compensation expenses recognized by the Group for the share options and restricted shares granted were RMB0.6 million and RMB71.2 million, respectively.

As of December 31, 2018, there were RMB77.0 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 2.97 years.

F - 41

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Share-based Compensation (Continued)

(f)	Super voting right

On June 13, 2018, the Company’s changed its capital structure to re-designate its ordinary shares into Class A ordinary shares and Class B ordinary shares. The effect of this re-designation has been accounted for retroactively for all periods presented. Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company holds Class B ordinary shares through his British Virgin Islands (“BVI”) company and each Class B ordinary share carries fifteen (15) votes at meetings of shareholders. Upon further transfer of Class B ordinary shares by Mr. Wei Wen to anyone, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares.

The grant of the super voting right was authorized by the Board of Directors on June 13, 2018. There are no additional vesting conditions attached to the grant. Accordingly, the Company recognized the incremental value of RMB4.7 million of Class B ordinary shares in general and administrative expenses as share based compensation on the grant date.

(g)	Ordinary shares

On September 29, 2018, the Class A ordinary share holder of the Company, First Aqua Inc., entered into a share transfer agreement with ACEE Capital Ltd., the Series D-1 preferred share holder of the Company, to transfer 521,962 Class A Ordinary Shares to ACEE Capital Ltd., for an aggregate selling price of US$1.1 million. The transfer of Class A ordinary shares was authorized by the Board of Directors on September 28, 2018. Accordingly, the Company recognized the incremental value of RMB1.7 million between the consideration and the fair value of 521,962 Class A ordinary shares in general and administrative expenses as share based compensation on the transfer date.

16.	Net Loss Per Share

For the years ended December 31, 2016, 2017 and 2018, the Company had potential ordinary shares, including preferred shares, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2016, 2017 and 2018, these potential preferred shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The numbers of preferred shares, share options and convertible loan excluded from the calculation of diluted net loss per share of the Company were 97,465,835, 20,634,496 and 6,261,743 as of December 31, 2016, the numbers of preferred shares, share options, convertible loan and warrant exclude from the calculation of diluted net loss per share of the Company were 116,321,133, 18,817,362, 7,569,628 and 670,814 as of December 31, 2017 and the numbers of preferred shares, share options, convertible loan and warrant exclude from the calculation of diluted net loss per share of the Company were nil, nil, nil and nil as of December 31, 2018.

Considering that the holder of preferred shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018
Numerator :
Net loss from continuing operations	(81,508)	(75,694)	(75,088)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)
Total net loss	(86,568)	(90,671)	(78,700)
Net loss from continuing operations	(81,508)	(75,694)	(75,088)
Less: Accretions to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)
Net loss attributable to TuanChe Limited's shareholders from continuing operations	(98,413)	(96,639)	(110,154)
Net loss attributable to TuanChe Limited's shareholders from discontinued operations	(5,060)	(14,977)	(3,612)
Denominator:
Weighted average number of ordinary shares outstanding, basic	89,423,362	94,870,580	121,938,427
Weighted average number of ordinary shares outstanding, diluted	89,423,362	94,870,580	121,938,427
Basic net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(1.10)	(1.02)	(0.90)
Diluted net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(1.10)	(1.02)	(0.90)
Basic net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.06)	(0.16)	(0.03)
Diluted net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.06)	(0.16)	(0.03)

F - 42

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17.	Commitments and Contingencies

(a)	Commitments

The Group leases venue for auto shows and office space under non-cancelable operating lease agreements, which expire at various dates through December 2023. As of December 31, 2018, future minimum lease under non-cancelable operating lease agreements were as follows

(i)	Venue for auto shows

Total operating lease commitments
2019	7,988

(ii)	Office space

Total operating lease commitments
2019	3,717
2020	2,483
2021	1,194
2022	595
2023	397
Total	8,386

(iii)	Purchases of advertising services

The Group has entered into an Advertising Placements Cooperation Master Agreement (the "Agreement") with Chi Zhong Advertising Company Ltd. ("Chi Zhong") on September 10, 2018 whereby Chi Zhong will provide advertising services of approximately RMB60 million to the Company across PRC from November 1, 2018 to November 1, 2020. The Group has paid RMB30 million to Chi Zhong in November 2018 and the remaining RMB30 million will be payable in July 2019.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017 and 2018.

18.	Related party transactions

In 2016, the Group granted an interest free loan amounted to RMB1.2 million to Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company. The loan was fully repaid by Mr. Wei Wen in June 2018.

In 2017, the Group granted an interest free loan amounted to RMB1.0 million to Mr. Xingyu Du, Vice President of administration. The loan was fully repaid by Mr. Xingyu Du in July 2018.

In 2018, the Group granted an interest free loan amounted to RMB1.0 million to Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company. The loan was fully repaid by Mr. Wei Wen in August 2018.

F - 43

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Related party transactions (Continued)

In 2018, the Group granted an interest free loan amounted to RMB0.8 million to Mr. Xingyu Du, Vice President of administration. The loan was fully repaid by Mr. Xingyu Du in August 2018.

In 2018, the Group granted an interest free loan amounted to RMB1.0 million to Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company. The loan was fully repaid by Mr. Wei Wen in October 2018.

19.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. The company concluded that the Group's CODM is Mr. Wei Wen, Chairman of the Board of Directors and CEO.

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has two operating segments.

The Company’s one segment is auto shows, group-purchase facilitation and virtual dealership, demand-side platform advertising services and others (“auto shows segment”).

The Company disposed of its electric vehicle sales facilitation business in June 2018. This is the Discontinued Business and the results of this segment are included as discontinued operations for the years ended December 31, 2016, 2017 and 2018.

Key revenues streams of auto shows segment are as below:

	December 31, 2016 RMB	December 31, 2017 RMB	December 31, 2018 RMB
Auto shows	50,840	263,927	644,251
Group-purchase facilitation	66,513	16,739	-
Virtual dealership, demand-side platform advertising services and others	-	-	6,762
Total	117,353	280,666	651,013

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

20.	Fair Value Measurement

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, short-term investments, short-term borrowings and convertible loans at amortized cost. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company's debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement.

F - 44

TUANCHE LIMITTED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20.	Fair Value Measurement (Continued)

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, long-term investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company's warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument are categorized in the

Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016, and 2017. In 2018, the Company transferred the warrant out of level 3 to mezzanine as China Equities has effected a net cashless exchange of the warrant for 483,702 Series C-2 convertible redeemable preferred shares on September 29, 2018.

The following table summarizes the Company's financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2017 and 2018:

As of December 31, 2017
	Active Market	Observable Input	Non-observable Input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB

Liability:
Warrant	-	-	2,818	2,818

As of December 31, 2018
	Active Market	Observable Input	Non-observable Input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB

Liability:
Warrant	-	-	-	-

Warrant

The Company adopted Black Scholes model to assess the warrant's fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company's best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield, expected time to exercise as well as volatility.

21.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB139.9 million as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company's shareholders.

F - 45