Form 20-F
period 2019-12-31
TuanChe Ltd
filed 2020-05-18
CIK 1743340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______

For the transition period from_______to_______

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
Haidian District Beijing 100038
The People’s Republic of China
Telephone: (86-10)6398-2942
E-mail: zhihai.mao@tuanche.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American depositary shares, each representing four Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share *	TC	Nasdaq Capital Market

* Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares
Securities registered or to be registered pursuant to Section 12(g) of the Act. None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None (Title of Class) ___________________________
Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A ordinary shares, par value US$0.0001 each		268,202,667 shares issued; 266,491,715 shares outstanding
Class B ordinary shares, par value US$0.0001 each		55,260,580 shares issued; 55,260,580 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

-i-

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2017, 2018 and 2019 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

We have derived the selected consolidated statement of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, the selected consolidated balance sheet data as of December 31, 2018 and 2019, and the selected consolidated statements of cash flows data for the year ended December 31, 2017, 2018 and 2019 from our audited consolidated financial statements included in this annual report. The selected consolidated statement of comprehensive income data for the year ended December 31, 2016, the consolidated balance sheet data as of December 31, 2016 and 2017, and the selected consolidated statements of cash flows data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net revenues	117,353	280,666	651,013	644,773	92,616
Cost of revenues	(17,748)	(85,742)	(183,369)	(186,541)	(26,795)
Gross profit	99,605	194,924	467,644	458,232	65,821
Total operating expenses	(180,700)	(266,665)	(535,681)	(719,269)	(103,316)
Net loss from continuing operations	(81,508)	(75,694)	(75,088)	(251,299)	(36,097)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)	—	—
Net loss	(86,568)	(90,671)	(78,700)	(251,299)	(36,097)
Accretion to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	—	—
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(103,156)	(112,983)	(110,365)	(240,869)	(34,598)
Comprehensive loss attributable to non-controlling interest	—	—	—	(659)	(95)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.10)	(1.02)	(0.90)	(0.85)	(0.12)
Diluted	(1.10)	(1.02)	(0.90)	(0.85)	(0.12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.06)	(0.16)	(0.03)	—	—
Diluted	(0.06)	(0.16)	(0.03)	—	—
Weighted average number of ordinary shares
Basic	89,423,362	94,870,580	121,938,427	294,922,074	294,922,074
Diluted	89,423,362	94,870,580	121,938,427	294,922,074	294,922,074
Non-GAAP Financial Data(1)
Adjusted EBITDA	(81,684)	(84,004)	7,482	(143,868)	(20,665)
Adjusted net (loss)/income	(84,268)	(87,385)	3,276	(140,331)	(20,157)

(1) See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-GAAP Financial Measures.”

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	24,785	66,695	578,558	193,920	27,855
Restricted Cash	—	11,108	—	1,529	220
Accounts receivable, net	4,871	8,467	52,255	72,391	10,398
Prepayment and other current assets	14,740	16,181	68,819	193,782	27,835
Total assets	49,375	112,835	725,925	567,195	81,473
Total liabilities	112,982	176,797	123,935	144,220	20,716
Total mezzanine equity	226,488	336,073	—	—	—
Total shareholders’ (deficit)/equity	(290,095)	(400,035)	601,990	422,975	60,757
Total liabilities, mezzanine equity and shareholders’ deficit/equity	49,375	112,835	725,925	567,195	81,473

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(54,092)	(59,662)	(53,338)	(161,806)	(23,241)
Net cash generated from/(used in) investing activities	14,969	(4,272)	(20,746)	(187,548)	(26,940)
Net cash generated from/(used in) financing activities	52,477	117,954	562,126	(37,245)	(5,350)
Effect of exchange rate effect on cash and cash equivalents	26	(1,002)	12,713	3,490	501
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,380	53,018	500,755	(383,109)	(55,030)
Cash and cash equivalents, and restricted cash at beginning of the period	11,405	24,785	77,803	578,558	83,105
Cash and cash equivalents, and restricted cash at end of the period	24,785	77,803	578,558	195,449	28,075

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We rely on China’s automotive industry for our net revenues and future growth. We benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. In October 2013, the Beijing municipal government issued an additional regulation to limit the total number of automobiles in Beijing to no more than six million by the end of 2017, compared to approximately 5.2 million automobiles in operation by the end of 2013. The annual car license plate quota in 2020 has been further reduced to 100,000, down from 150,000 in 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, as well as our suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We expect to continue to reduce the number of offline events in the coming months, as the Chinese government has issued guidelines to continue to curb indoor public gatherings. For example, on April 6, 2020, the State Council promulgated a notice pursuant to which the various shows and fairs shall be temporarily suspended due to the COVID-19 pandemic. In addition, the spread of COVID-19 may continue to cause a general slowdown of the Chinese economy in 2020 and beyond, leading to a further slump in the demand for automobiles in China. The reduction in the number of auto shows and special promotion events, combined with a sustained decline in demand in the near future, could materially and adversely affect our business, results of operations, financial condition and cash flow. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we have implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our business, results of operations and financial condition. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluate its impact on our business, results of operations, financial condition and liquidity, the severity of which will depend on the duration of the pandemic and the government’s responsive measures. For the first quarter of 2020, we expect our net revenues to range from approximately RMB9.0 million to RMB10.0 million, representing a year-over-year decrease of approximately 92.7% to 91.9%, primarily due to cancellation of offline events in February and March resulting from the COVID-19 pandemic.

Our business is substantially dependent on our collaboration with our industry customers, including automakers, auto dealers, and automotive service providers, and our agreements with them typically do not contain long-term contractual commitments.

Our business is substantially dependent on our collaboration with automakers, auto dealers and automotive service providers. We generally enter into cooperation agreements with them (1) on an ad-hoc basis for a particular auto show or special promotion event or (2) for a stipulated term of up to one year, and our agreements do not impose any contractual obligations requiring them to maintain their relationships with us beyond the completion of each such event we organize or beyond the contractual term. Accordingly, there is no guarantee for future cooperation after the event and there is no assurance that we can maintain stable and long-term business relationships with any such industry customers. If a significant number of our industry customers terminate or do not renew their agreements with us and we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business, results of operations and financial condition would be materially and adversely affected.

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

We commenced our business operations in 2010, and only began to generate significant net revenues in 2012 from our group-purchase facilitation business. Our net revenues from continuing operations were RMB280.7 million, RMB651.0 million and RMB644.8 million (US$92.6 million) in 2017, 2018 and 2019, respectively. We may fail to recapture a sustainable growth rate, which may continue to decrease in the future, especially considering the impact of the COVID-19 pandemic. We experienced net loss attributable to our shareholders of RMB111.6 million, RMB113.8 million and RMB250.6 million (US$36.0 million) in 2017, 2018 and 2019, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

We have expanded and adjusted our business focuses multiple times in the past in order to compete in the evolving automotive industry in China. We commenced our automobile group-purchase business in 2010, and began our auto show business in the fourth quarter of 2016. In 2017, we expanded our auto shows to tier-3 and below cities. We began the operation of our virtual dealership business in the second quarter of 2018. In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social CRM cloud systems for China’s automotive industry. Going forward, we may establish new business lines or discontinue existing ones as our business further develops and new business opportunities arise in the automotive industry. As a result, it is difficult to make period-over-period comparisons of our results of operations, liquidity position or financial conditions. In addition, it may be difficult to predict the profitability of our certain business lines, especially special promotion events, virtual dealership and online marketing services, due to their limited operating history. We cannot assure you that our business will continue to grow as a result of our expanded and adjusted business focuses, or that our attempts to expand or adjust our business focus will be successful.

We may not be able to successfully operate and expand our virtual dealership business and social CRM cloud services, which could materially and adversely affect our business, results of operations and financial condition.

In June 2018, we began to operate our virtual dealership business in which we function as a virtual dealer connecting automakers with secondary dealers by providing a suite of services traditionally undertaken by franchised dealers without setting up a permanent physical presence. In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social customer relationship management (social CRM) cloud systems for China’s automotive industry. Longye’s principal software as a service (SaaS) product, Cheshangtong, provides China’s auto dealers with social CRM cloud services based on a system that facilitates the effective flow of information between auto dealers and customers. See “Item 4. Information on the Company—B. Business Overview—Our Services—Virtual Dealerships.” We may fail to successfully implement our virtual dealership business strategies and integrate Longye into our business operations due to our limited operating experience and other reasons beyond our control. For example, we may have disagreement with automakers over whether this new business model complies with the standard contracts commonly adopted by them, and we may also be unable to guarantee that our secondary dealer partners will maintain physical storefronts or otherwise perform their contractual obligations that are critical to our virtual dealership business as well as our collaborative arrangements with automakers. We cannot assure you that Cheshangtong will continue to enjoy its popularity among auto dealers. Should any resulting disputes arise or should we fail to successfully implement our virtual dealership business strategies, our business, results of operations and financial condition could be materially and adversely affected.

Our business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our services. In addition, our business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as uncertainty with respect to trade policies, treaties, government regulations and tariffs between China and the United States due to the recent trade tension. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations, and financial condition.

If we fail to help facilitate the marketing and sales of our industry customers due to factors beyond our control, our operational and financial results might suffer.

Our industry customers are attracted to our offline events due to their marketing needs and the prospects of selling a large number of automobiles to individual consumers through the events. The marketing results and the sales volume at our offline events might fail to meet the expectation of our industry customers due to factors beyond our control, including among others, changes in the regulatory environment, a downturn or unfavorable development in the automotive industry, overall economic downturn and the resulting decrease in purchasing power and willingness of consumers, and contingencies that occur on event dates such as inclement weather or sudden public security measures which affect our ability to host the events effectively, or at all. Other factors that affect consumer attendance at our offline events may also affect sales volume, such as conflicts with other local events, road traffic control, outbreaks of contagious disease or the potential for infection, or acts of nature, such as earthquakes, storms, and typhoons. If we fail to help facilitate the marketing and sales of our industry customers, they might be less inclined to participate in our future events, which directly affects our business, results of operations, and financial condition.

We may incur additional costs and decrease the number of auto shows due to severe weather conditions, which could negatively impact our gross profit margin and overall results of operations.

We host most of our auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of outdoor auto shows	59	147	120	204	118	252	132	210

In addition to the recent and fast-evolving COVID-19 pandemic, severe weather conditions may also cause unplanned cancellation of our outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in 2019, we cancelled 37 auto shows due to weather conditions. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

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

Even if we have obtained all prerequisite permits, government authorities may unexpectedly suspend our scheduled offline events due to a variety of reasons beyond our control. For example, two weeks prior to an auto show in April 2018 in Beijing National Stadium, the local public security authority abruptly demanded that we suspend our auto show for one morning, even though we had already obtained the required approvals. Under such circumstances, we usually negotiate with our industry customers to reschedule the auto show. In addition, the local police security authorities may prevent consumers from entering our auto shows and impose administrative penalties on us if the visitor flow exceeds the prescribed limit. Such abrupt suspensions, re-scheduling and restrictions might adversely affect the sales volumes of our industry customers, which in turn could discourage them from participating in our future events and materially and adversely affect our business, results of operations, and financial condition.

Successful strategic relationships with third-party cooperative partners are important for our future success.

We have established strategic relationships with third-party business partners from a variety of industries. For example, we have established strategic business relationships with insurance companies that offer automotive insurance products during our offline events, which we believe will enhance consumers’ end-to-end shopping experience. We have also entered into strategic partnerships with Tmall Auto, the automotive arm of Alibaba Group’s Tmall, through which we expect to further explore additional growth opportunities along China’s automotive transaction value chain, and Beijing Easyhome Furnishing Chain Group Co., Ltd. (“Easyhome”), a company that operates one of the largest home improvement supplies and furniture chains in China, through which we expect to jointly establish an innovative one-stop retail experience that combines home decoration products and automotive services to serve a broader range of consumers in China. Also, we operate some of our auto shows in cooperation with one of the leading e-commerce platforms in China, which we believe will increase the influence of our auto shows. We anticipate that we will continue to leverage our strategic relationships with existing third-party business partners and potentially establish new relationships with more partners in order to grow our business. However, we may have disagreements or disputes with such third-party business partners, or our interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our reputation, results of operations, and financial condition.

We face various forms of competition, and if we fail to compete effectively, we may lose market shares and our business, prospects, and results of operations may be materially and adversely affected.

Our offline events face competition from alternative auto show organizers and other marketing service providers, while our virtual dealership business competes with franchised dealerships. As we expand our business operations and service offerings, we expect to encounter more competitors from more industries and markets as well as different forms of competition. For example, our virtual dealership business may face competition from other forms of automobile sales models. Some of these competitors or potential competitors may have longer operating histories and may have better resources than us in terms of funding, management, technology and sales and marketing. Our competitors may be acquired and consolidated by owners who are able to further invest significant resources into our operating field. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects, and results of operations could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth in our auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017, to RMB651.0 million in 2018, and remained stable at RMB644.8 million (US$92.6 million) in 2019. However, we may not be able to sustain this level of growth in the future due to a number of factors, including, among others, our ability to retain and expand our industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control our expenses and acquire the resources for our future growth as well as macroeconomic factors that are beyond our control. If our operational capabilities fall behind, the quality of our services and efficiency of our operations could suffer, which could harm our brand, results of operations and our overall business.

In addition, our anticipated development and expansion plans will place a significant strain on our management, systems and resources. Our development and expansion strategies of virtual dealership business will require substantial managerial efforts and skills and incurrence of additional expenditures and may subject us to new or increased risks. Moreover, our expansion strategies may incur higher costs than the net revenues generated. Our failure to efficiently or effectively implement our growth strategies or manage the growth of our operations may limit our future growth and hamper our business strategies.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in January 2020, we completed the acquisition of Longye, a leading system developer and implementer of social CRM systems. We expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions, strategic alliances and investments involve numerous risks, including:

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

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. For example, we expect that the recent and fast-evolving COVID-19 pandemic is expected to lead to drastic reduction in domestic consumption as consumers are strongly discouraged from leaving their homes and gathering in public. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and as a result, our industry customers may also defer, reduce or cancel purchasing our services. In addition, although the government-mandated quarantine measures against the COVID-19 pandemic are being gradually lifted in China, it takes time to fully resume normal economic activities in China, including production, transportation and sales of automobiles. The continued spread of the COVID-19 pandemic throughout the world also materially and adversely affect the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese economy significantly affect the demand from automakers or auto dealers for our services or change the spending habits of automobile consumers, our business, results of operations, and financial condition may be materially and adversely affected. See “—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

In addition, the economic downturn may reduce the number of automakers and auto dealers in China resulting in the decrease of the demand for our services. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and began to offer new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of auto dealers. By contrast, negative economic trends could lead to market consolidation of automakers and auto dealers, which in effect will reduce our customer base and, in turn, reduce the demand for our services. As a result, our ability to generate net revenues, as well as our business, results of operations and financial condition, will be materially and adversely affected.

We may not be able to successfully expand our operations into certain additional geographical markets in China.

We organized auto shows in 233 cities across China in 2019, and we had sales representatives located in 148 cities as of December 31, 2019. We plan to expand our operations to more cities and counties in China. Geographic expansion is particularly important for us to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience when entering into new markets in China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our business, results of operations, and financial condition may be materially and adversely affected.

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

Our cooperation with a commercial bank might be deemed as operating financing guarantee business in violation of relevant financing guarantee regulations in China.

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. With respect to our cooperation with the commercial bank, we are required to provide certain ancillary services, including compensating the bank for the principal and interest repayment of such auto loan upon certain specified events of default by vehicle buyers, including without limitation, the failure to timely complete the vehicle mortgage by the buyers, the overdue repayment of loan before the completion of the vehicle mortgage, or the repayment of the first three installment of loan becoming overdue for more than thirty days. Such cooperation might be deemed as operating financing guarantee business without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by CBIRC and other eight PRC regulatory agencies and became effective on October 9, 2019.

Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

In addition to the Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions further clarifies that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee services, directly or in disguised form, without the necessary approval. Otherwise, the penalties set forth in the Financing Guarantee Regulations may be imposed by the regulatory authorities, and the existing business shall be properly settled. In case an institution intends to continue the financing guarantee business, certain financing guarantee companies shall be established in accordance with the Financing Guarantee Regulations.

As of the date of this annual report, we have not been subject to any fine or other penalties with regard to our cooperation with the commercial bank. However, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions remain unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our current arrangements with the commercial bank. Nevertheless, we have been proactively taking necessary measures to fully comply with the foregoing laws and regulations on financing guarantee business. For example, since April 2020, we have been communicating with the commercial bank to adjust our current business arrangement. Meanwhile, we may introduce third-party financing guarantee companies with a necessary approval to provide guarantee for the commercial bank, or obtain the necessary approval to operate a financing guarantee business ourselves. However, it is uncertain whether the adjusted cooperation model would be accepted by the commercial bank and/or third-party financing guarantee companies at reasonable commercial terms. Further, due to the lack of interpretation and implementation rules and the rapidly evolving regulatory environment of the financing guarantee business, even if we implement such measures, we cannot assure you that the adjusted business model will be in full compliance with existing and future laws and regulations, nor can we assure you that we would not be required to make further changes to our business in the future. In addition, it is also possible that we could not successfully obtain the approval to operate the financing guarantee business. To the extent any of the foregoing were to occur, our business, results of operations and financial condition could be adversely affected.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Capital Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to two material weaknesses. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, which were first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to (1) our lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends.

To remedy the first material weakness, we have begun to, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary. To remedy the second material weakness, we have begun to, and will continue to, expedite and streamline our financial reporting processes and develop our compliance processes. These processes include (1) the establishment of a comprehensive policy and procedure manual in order to allow early detection, prevention and resolution of potential compliance issues, (2) the establishment of clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and (3) hiring additional experienced personnel to implement comprehensive financial period-end closing policies and procedures, especially those related to period end cut-offs, reclassification, tax related adjustments and valuation allowance. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2019.

Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting remains ineffective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. In light of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Historically we relied upon certain advertising service providers to advertise our service offerings. Our two largest advertising service providers accounted for approximately 43% and 55% of our total advertising expenses in 2018 and 2019, respectively. Our agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major advertising service providers terminate or refuse to renew their agreements with us, and we are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

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

As we conduct our business, we collect and store a large amount of automobile consumer data gathered from our offline events. We rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of such data. However, our security control may not prevent the improper leakage of consumer data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to leakage of our consumer data could still harm our reputation. Moreover, many jurisdictions have passed laws regulating the storage, sharing, use, disclosure and protection of personally identifiable or other confidential information and data. The Chinese government has enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” However, the regulatory framework for privacy protection in China and other jurisdictions is fast-evolving, and therefore, involves uncertainties and is subject to change in the foreseeable future. We cannot assure you that our existing privacy and personal information protection measures will be considered sufficient under the current or future applicable laws and regulations. In addition to laws, regulations and other applicable rules, industry associations or other private parties may adopt different privacy protection standards. Because the interpretation and application of privacy and data protection laws and privacy protection standards is still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner inconsistent with our practices. Our actual or perceived failure to comply with industry standards, governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. Any of the circumstances may materially and adversely affect our business and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct our business.

We have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our current operations, except that we may need to obtain certain permits each time before we hold an offline event. See “—Our failure to obtain necessary permits for our offline events may subject us to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that we will be able to satisfy such regulatory requirements and as a result we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we fail to do so, we may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, TuanChe Internet has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2023, Drive New Media has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2024, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2021. However, as we provide mobile applications to mobile device users, it is uncertain if we will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

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

The modified Enterprise Income Tax Law, effective on December 29, 2018 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises (“HNTEs”) strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan, TuanChe Internet and Drive New Media have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our affiliated entities will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. Moreover, it is uncertain how the modified Enterprise Income Tax Law and its implementing rules and regulations will be interpreted or implemented in the future. It is possible that the HNTE status currently enjoyed by TuanYuan, TuanChe Internet and Drive New Media, and other income tax exemptions for which our affiliated entities qualify, will be challenged by tax authorities and be repealed. Future implementing rules and regulations might be inconsistent with current interpretations of the modified Enterprise Income Tax.

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

We may be subject to claims under consumer protection laws, product quality laws and tort liabilities law, including health and safety claims and product liability claims, if people or properties are harmed by automobiles sold during our events or through our virtual dealership networks.

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

Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19 or other epidemics. Our business operation could be disrupted if any of our employees is suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. Due to these restrictions, we carry out our value-added telecommunication business in China through TuanChe Internet, Drive New Media and Internet Drive Technology, or our VIEs, and their subsidiaries, collectively our consolidated affiliated entities. We, through TuanYuan and Sangu Maolu, our wholly owned subsidiary in China, or WFOEs, entered into a series of contractual arrangements with our VIEs and their respective shareholders, in order to (1) exercise effective control over our consolidated affiliated entities, (2) receive substantially all of the economic benefits of our consolidated affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our consolidated affiliated entities to operate our value-added telecommunication business. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate the financial results of our consolidated affiliated entities under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for details.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our WFOEs and our VIEs, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our WFOEs, our VIEs and their respective shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

In particular, in March 2019, the National People’s Congress, or the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our value-added telecommunication business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, would have broad discretion in imposing fines or administrative penalties upon us for such violations, including:

•	revoking the business and operating licenses of our company;

•	discontinuing or restricting any related-party transactions between our group and our consolidated affiliated entities;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over our consolidated affiliated entities;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our consolidated affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of value-added telecommunication companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our WFOEs or VIEs or their subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. In December 2019, the State Council promulgated the Implementation Regulation on the Foreign Investment Law to further clarify relevant provisions of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law and its implementation regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since the Foreign Investment Law and its implementation regulation are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the contractual arrangements with our VIEs and their respective shareholders to operate our value-added telecommunication business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our consolidated affiliated entities accounted for substantially all of our net revenues in 2017 and 2019, and a portion of our net revenues in 2018. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliated entities. Any failure by our consolidated affiliated entities, including our VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs and their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our VIEs and their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

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

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our business, financial condition, and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if our WFOEs request the shareholders of our VIEs to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject our WFOEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if ourVIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our consolidated affiliated entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We currently conduct our operations in China through contractual arrangements with our VIEs and their respective shareholders. As part of these arrangements, certain assets, licenses and permits that are material to our business operations are held by our VIEs and their subsidiaries, such as value-added telecommunications business license. The contractual arrangements contain terms that specifically obligate shareholders of our VIEs to ensure the valid existence of our VIEs and restrict the disposal of material assets of our VIEs. However, in the event shareholders of our VIEs breach the terms of the contractual arrangements and voluntarily liquidate our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our consolidated affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of our VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of April 30, 2020, our directors, officers and principal shareholders collectively own an aggregate of 92.4% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Risks Related to Doing Business in China

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our consolidated affiliated entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries and consolidated affiliated entities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE, via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. In October 2019, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially our WFOEs, in turn depends on the service fees paid by our consolidated affiliated entities. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or our consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the Chairman of the SEC, Chairman of the PCAOB and certain other SEC divisional heads jointly issued a public statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB's continued inability to inspect audit work papers in China. The 2018 joint statement and the 2020 public statement reflect a heightened regulatory interest in this issue. However, it remains unclear what further actions the SEC and the PCAOB will take and their impact on Chinese companies listed in the United States.

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

Mr. Wei Wen beneficially owns 75.7% of the aggregate voting power of our company as of April 30, 2020. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2019, and we do not expect to be classified as a PFIC for the current fiscal year.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or future fiscal years.

While we do not expect to become a PFIC in the current fiscal year, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, we cannot assure you that we will not be a PFIC for the current fiscal year or any future fiscal year.

If we are classified as a PFIC in any fiscal year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States and that the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty and not obtained in a manner and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Capital Market.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for our ADSs gave us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings if:

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

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our underlying Class A ordinary shares represented by your ADSs from being voted, except that we fail to meet the conditions described above. This may make it more difficult for shareholders to influence the management of our company.

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

We conduct our business through our subsidiaries and consolidated affiliated entities in China. Over the past few years, we underwent a series of restructurings. In particular:

•	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.

•	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd., or TuanYuan, through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd., or TuanChe Internet, based on a series of contractual arrangements.

•	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunication services, we carry out our business in China through our VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements were recently revised in August 2017. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

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

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. We conduct our operations in the PRC principally through our VIEs and their subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have effective control over our consolidated affiliated entities through a series of contractual arrangements among our WFOEs, our VIEs and their respective shareholders.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over our consolidated affiliated entities;

•	receive substantially all of the economic benefits of our consolidated affiliated entities; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of our VIEs and their respective subsidiaries, and, therefore, have consolidated the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

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

B.	Business Overview

We currently operate primarily two highly synergistic businesses:

•	Offline marketing solutions. We turn individual and isolated automobile purchase transactions into large-scale collective purchase activities through our auto shows. By attracting a large number of consumers, these events serve as integrated marketing solutions to our industry customers, which include automakers, franchised dealerships, secondary dealers and automotive service providers. We enable interactions between large numbers of participants on both sides of a potential transaction, creating a “many-to-many” environment, within a short period of time, thus enhancing the value we offer to both consumer and industry customer participants of our offline events. In addition, we have developed our special promotion event services to better support our industry customers in organizing their special promotion events through a series of integrated services, including event planning and executing, marketing training and onsite coaching.

•	Virtual dealership services, online marketing services and others. We function as a virtual dealership connecting automakers and franchised dealerships with secondary dealers by providing a suite of services traditionally undertaken by franchised dealerships without setting up permanent physical presence. Mostly directed at lower tier cities, these services include distribution channel expansion services for automakers and sourcing services for secondary dealers. In addition, we help our industry customers increase the efficiency and effectiveness of their marketing campaigns through our online marketing services.

Our business model features the integration of two complementary elements: our online platform and offline events. Our online platform consists of our website tuanche.com, our official WeChat account, our WeChat mini-program, our mobile applications, and Cheshangtong, our principal SaaS product. Together, these channels promote our offline events and serve as a consumer acquisition and management tool for our offline events and for the secondary dealers using our virtual dealership services. Our offline events provide consumers physical access to a broad selection of automobiles and serve as a gateway to useful data from consumer participants who have not previously entered their information on our online platform. With our data analytics capabilities, these data enhance our understanding of the automobile demand in various localities and continuously improve the effectiveness of our event planning.

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

We have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we began our group-purchase facilitation service where we gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships, we built through our group-purchase facilitation service and the operational capabilities we accumulated through organizing offline events, we launched our auto show business in the last quarter of 2016. In 2017, 2018 and 2019, we organized 304, 851 and 1,055 auto shows, respectively. In June 2018, we began offering virtual dealership services to further penetrate the automotive industry. The total number of automobiles sales transactions we facilitated increased was 193,371, 347,398 and 354,355 in 2017, 2018 and 2019, respectively. The total GMV of all automobile sales transactions we facilitated was approximately RMB48.1 billion and RMB47.5 billion (US$6.8 billion) in 2018 and 2019, respectively. In January 2019, we commenced our special promotion event services to better support our industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We facilitated 627 special promotion events through our services in 2019.

Historically, we generated our net revenues primarily through our offline events. Starting from 2018, we began to generate net revenue from virtual dealership, online marketing service and others, which amounted to RMB6.8 million and RMB21.6 million (US$3.1 million) in 2018 and 2019, respectively, representing 1.0% and 3.3% of our net revenues for the same periods, respectively. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.”

Our net revenues were RMB280.7 million, RMB651.0 million and RMB644.8 million (US$92.6 million) in 2017, 2018 and 2019, respectively. Our net loss was RMB90.7 million, RMB78.7 million and RMB251.3 million (US$36.1 million) in 2017, 2018 and 2019, respectively. Our net loss from continuing operations was RMB75.7 million, RMB75.1 million and RMB251.3 million (US$36.1 million) in 2017, 2018 and 2019, respectively. Our adjusted EBITDA was RMB(84.0) million, RMB7.5 million and RMB(143.9) million (US$(20.7) million) in 2017, 2018 and 2019, respectively. We recorded adjusted net loss of RMB87.4 million, adjusted net profit of RMB3.3 million and adjusted net loss of RMB140.3 million (US$20.2 million) in 2017, 2018 and 2019, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The significant increase in our adjusted net loss from 2019 to 2018 was primarily due to the increases in our selling and marketing expenses and administrative expenses in 2019. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.”

Our Business Model

We are the first company in China to provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution, according to the iResearch report. This business model features high sales conversion effectiveness and efficiency, delivering a high and measurable return on investment for our industry customers relative to their overall marketing expenditures. We offer marketing solutions by integrating our online platform and offline sales events. Our online platform, which consists of our tuanche.com website, apps, official WeChat account, WeChat mini-programs, Cheshangtong, and other mobile outlets, serves as a platform for consumer acquisition and management. Our offline events bring consumers, auto dealers, automakers, and automotive service providers together to promote in-person interactions and direct comparisons across a broad selection of vehicles and related service offerings. The integration of these two components is essential to our ability to offer comprehensive and efficient automobile transaction experiences for all participants, including consumers, automakers, auto dealers, and automotive service providers. The chart below illustrates our business model for our integrated marketing solutions:

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

Online. Our own online channels consist of our tuanche.com website, our mobile apps, our official WeChat account and WeChat mini-program. As of December 31, 2019, we have created customized city homepages for over 250 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2019, over 16.2 million consumers have entered their information on our online platform. In 2017, 2018 and 2019, the average monthly unique visits to our online platform was 9.4 million, 14.4 million and 13.6 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our mobile apps or subscribe to our official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our offline events. Users may also indicate the brand and model they prefer, which helps us better understand the potential needs of the consumer participants at our offline events.

We also utilize online channels owned by others to attract prospective consumer participants to our offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our offline events.

In 2017, 2018 and 2019, we attracted approximately 3.0 million, 6.8 million, and 5.8 million consumers to sign up for our offline events through our online channels, respectively.

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

As of December 31, 2019, we had served over 13,700 industry customers in China, covering over 110 domestic and international automobile brands. We facilitated the sale of 354,355 automobiles for our industry customers in 2019, with a GMV of approximately RMB47.5 billion (US$6.8 billion). In 2017, our top 20 industry customers collectively contributed to less than 10% of our total net revenues from continuing operations, with the largest customer accounting for approximately 1%. In 2018, our top 20 industry customers collectively contributed to approximately 12.0% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.0%. In 2019, our top 20 industry customers collectively contributed to approximately 12.3% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.1%.

Our Services

Offline Marketing Solutions

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

Traditionally, due to inadequate information access, individual automobile consumers often encounter the hassle of bargaining and are rarely confident that they have obtained an optimal price. To solve this problem, before each auto show, we pre-negotiate prices with local participating dealerships and automakers, which then generally offer favorable prices to consumers who purchase automobiles during our auto shows. Our industry customers typically offer the same price to every consumer at a particular auto show who purchases the same brand and model, thus offering consumers transparent pricing. During 2019, consumers who placed purchase orders during our offline events paid on average 6.9% less than the manufacturer suggested retail price. In addition, we also invite industry customers other than auto dealers and automakers in order to provide consumers with value-added services and products, such as insurance products, automobile accessories, and aftermarket services.

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

In 2017, 2018 and 2019, we hosted 304, 851 and 1,055 auto shows across 75, 196 and 233 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2019.

The table below sets forth a breakdown of the number of cities where we have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2017	2018	2019
Tier-1 cities	4	4	4
Tier-2 cities	34	36	72
Tier-3 and below cities	37	156	157
Total	75	196	233

The table below sets forth a breakdown of the number of cities where we have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2017	2018	2019
Tier-1 cities	4	4	4
Tier-2 cities	35	37	37
Tier-3 and below cities	39	97	107
Total	78	138	148

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our industry customers’ special promotion events. In 2019, we facilitated 627 special promotion events through our services. We typically generate net revenues from industry customers by charging fixed service fees per event.

Virtual Dealerships

We commenced our virtual dealership business in June 2018, primarily serving automobile markets in tier-3 and below cities. We decided to expand our business into lower tier cities because of attractive industry trends and market opportunities in those cities. According to the iResearch report, large cities and lower tier cities are driven by different growth trends. Certain tier-1 cities have set stringent quotas on automobile license plate ownership. In Beijing, for example, the Department of Motor Vehicles of Beijing Traffic Management Bureau awards non-electric automobile license plates six times a year by random selection, and the chance for an eligible individual non-electric automobile license plate applicant to obtain a license plate each time is only one out of over 2,000. As a result, new automobile purchases are largely confined to existing automobile owners. With the increase of disposable income of residents in lower tier cities, and the lack of car ownership restrictions, lower tier cities have seen faster growth in automobile sales volumes.

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

In 2018 and 2019, we facilitated the sales of over 961 and 1,878 automobiles through our virtual dealership services, respectively, with a GMV of over RMB94.5 million and RMB229.5 million (US$32.9 million), respectively. Going forward, we plan to provide financing referral services to secondary dealers which often face a shortage of cash because they need to pay the purchase price of the automobiles before receiving full payment from the consumer. We will also expand our collaboration with aftermarket service providers that offer consumers maintenance and repair services.

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

During 2016 and 2017, we organized 8,201 and 697 group-purchase facilitation events across China, and facilitated the sale of 98,204 and 5,675 automobiles, respectively. We did not organize any group-purchase facilitation events in 2018 and 2019. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

Online marketing services

We have developed our online marketing services since 2018, catering to the sales and marketing needs of automakers and auto dealers. We work closely with a large network of online and offline media outlets, and have access to abundant flow of information due to our social media resources. Leveraging our advanced search engine, our proprietary data analytical models and advanced digital marketing system, we help industry customers target consumers in an efficient, precise and low-cost manner, maximizing their abilities to acquire consumers and make sales. Our online marketing services primarily include (1) demand-side platform services, where we either provide online advertising services on our website or provide advertising space resale services in collaboration with third parties, such as search engines and other online advertising channels, and (2) marketing information services, through which we provide industry customers with individual consumers’ demands information regarding their purchase preferences for automobiles generated through our online channels upon consumers' consent.

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems, or social CRM cloud systems, to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served over 11,000 customers.

Referral services

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. We may also provide ancillary services to facilitate each auto loan application. We generate income from charging the bank service fees for approved loan applications.

Electric vehicle dealerships (discontinued operation)

In 2016, we established our first dealership in Beijing selling new energy automobiles to consumers in major cities where consumers favor new energy cars due to license plate restriction policies. This line of business has been discontinued since December 2017 and was disposed of in June 2018.

Sales and Marketing

We believe our brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our sales and marketing team. Our nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our offline events. As of December 31, 2019, we have established relationships with over 13,700 industry customers across China. Our head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2019, we had 513 sales and marketing personnel across China. Depending on the size of the event, we assign two to five salespersons to organize and supervise a particular auto show. Our sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

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

As of the date of this annual report, we hold 158 registered trademarks in China, including our “TuanChe” trademarks. As of the same date, we have 116 registered domain names, including our main website domain names, tuanche.com, as well as one artwork copyright and 46 software copyrights in China.

Facilities

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 5,172 square meters as of December 31, 2019. In addition, we had strategically established field sales offices in 148 cities as of December 31, 2019 as support and local command centers for our auto shows in the nearby region. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a one-year term. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, primarily through leasing, to accommodate any future expansion plans.

Competition

We believe we are a leading omni-channel automotive marketplace in China. While our business model is both disruptive and unique, we could be considered to compete with Autohome, Bitauto and various local auto show and automotive related event organizers. Our virtual dealership competes with traditional franchised dealerships. We believe we are differentiated from our competitors mainly for two reasons: (1) our events are more sales-oriented instead of information-oriented; and (2) our business model integrates our online platform with offline events.

Employees

As of December 31, 2019 and April 30, 2020, we had 910 and 799 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

	As of December 31, 2019	As of April 30, 2020
Functional Area	Number of employees
Sales and marketing	713	615
General and administrative	118	104
Research and development	79	80
Total	910	799

Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes as of the date of this annual report. None of our employees is represented by labor unions.

In response to the significant impact of the COVID-19 pandemic, we have implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Regulation

Regulations Relating to Value-added Telecommunication Service

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014, February 2016 and June 2019 respectively by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating promulgated in March 2009 and most recently amended in July 2017 by MIIT set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

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

Regulations Relating to Foreign Investment in Value-added Telecommunication Companies

The PRC Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. For more details, see “Item 3. Key Information – Risks Related to our Corporate Structure – Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 26, 2019, the State Council issued the Implementation Regulation on the Foreign Investment Law, which came into effect on 1 January 2020, The Implementation Regulation on the Foreign Investment Law further clarified relevant provisions of the Foreign Investment Law. For example, it provides that the existing foreign-invested enterprises established before the effectiveness of the Foreign Investment Law may change their organizational forms, organizational structures, etc. and go through the change of registration procedures in accordance with the Foreign Investment Law and other relevant laws and regulations at any time prior to January 1, 2025, after which the local branches of State Administration for Market Regulations, or the SAMR, shall stop processing additional registration applications from the said enterprises, and disclose relevant information of such enterprises.

In December 2019, the MOC and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020, and the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises were suspended on the same date. Pursuant to the Foreign Investment Information Measures, from January 1, 2020 on, the foreign investors carrying out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting various reports, including the reports related to their establishments, modifications and cancellations, and their annual reports.

Foreign Investment in Value-added Telecommunication Companies

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, respectively, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. Nevertheless, the Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (operational e-commerce business) promulgated by the MIIT, in June 2015, removes the restriction on foreign equity for “online data processing and transaction processing businesses (operational e-commerce business).

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

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of Negative List, or the Negative List (2019 version), was promulgated by MOFCOM and NDRC in June 2019 and became effective in July 2019. The Negative List (2019 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. For example, the Negative List (2019 version) stipulates that the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors.

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

In additions, pursuant to the Regulations on Administration of Urban Roads promulgated in June 1996 and most recently amended in March 2019 by the State Council, the temporary occupancy and use of urban roads due to extraordinary circumstances shall be approved by the competent municipal engineering administrative department and the public security and traffic administrative department. Such temporary occupancy and use with approval shall be carried out in conformity with the approved location, area and time limits, without damaging the urban roads, and the road shall be restored to its original conditions upon the expiration of the approved occupation and use duration. The Regulations on Administration of Urban Appearance and Environmental Sanitation promulgated in June 1992 and most recently amended in March 2017 by the State Council also provides that, among other things, the building of non-permanent structure or temporary preservation of materials due to extraordinary circumstances shall be approved by the competent administrative department on urban appearance and environmental sanitation. Any violation of the above provisions may result in, among others, correction order, fines or liability for damage.

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

Regulations Relating to Advertisements

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from the State Administration for Industry and Commerce (which was integrated into the SAMR with other governmental departments in March 2018), or the SAIC, or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC laws and regulations set forth certain content requirements for advertisements in PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising agencies and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify the content of the advertisements against these supporting documents before publishing.

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

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (1) any dissemination of illegal information in large scale; (2) any severe effect due to the leakage of the client’s information; (3) any serious loss of criminal evidence; or (4) other severe situation. Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, the PRC General Provisions of the Civil Law, promulgated in March 2017 and became effective in October 2017, required personal information of individuals to be protected.

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

In January 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile apps collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. In November 2019, the Secretary Bureau of the Cyberspace Administration of PRC, the MIIT, the Ministry of Public Security and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information by App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

Regulations Relating to Financing Guarantee

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for the debt financing (including but not limited to the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

In April 2018, seven PRC regulatory agencies including the China Banking and Insurance Regulatory Commission, or the CBIRC, the National Development and Reform Committee and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures cover various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions.

On October 9, 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.

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

Trademark. The Trademark Law of the PRC that was latest amended in April 2019 and took effect in November 2019, or the Trademark Law, and its implementation rules protect registered trademarks. The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

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

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008 and amended in December 2018, or the EIT Law, and (2) the implementation rules to the EIT Law promulgated by the State Council in January 2008 and amended in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15%.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015 and was amended in June 2018. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 35. SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments was promulgated by SAFE in November 2012 and most recently amended in December 2019, and substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, according to the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents promulgated by SAFE in May 2013 and most recently amended in December 2019, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015 and amended in December 2019, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under SAFE Circular 142, and annulled SAFE Circular 142 and SAFE Circular 36. However, SAFE Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as statutory reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to discretionary surplus fund at its discretion. These statutory reserve funds and discretionary surplus funds may not be distributed as cash dividends. Profit of a wholly foreign-owned enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010 which became effective in July 2011, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 and amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an on-the-job injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	PRC	100%

Major VIEs	Place of Incorporation	Ownership Interest
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Best Cars Limited (“Best Cars”)	British Virgin Islands	100%
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	PRC	100%
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	PRC	100%

Major subsidiaries of VIEs	Place of Incorporation	Ownership Interest
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd. (“Zhongrui Guochuang”)*	PRC	100%
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	PRC	100%
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	PRC	100%
Tianjin Hengyuan Chuangxin Automobile Sales Co., Ltd. (“Tianjin Hengyuan”)	PRC	100%

*	On June 22, 2018, Zhongrui Guochuang was restructured from being a VIE of TuanYuan to a subsidiary of TuanChe Internet.

Our Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. We conduct our operations in the PRC principally through TuanChe Internet, Drive New Media and Internet Drive Technology, which are our variable interest entities, or our VIEs, and their subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have entered into a series of contractual arrangements, through TuanYuan or Sangu Maolu(as applicable), or our WFOEs, with each of our VIEs and their respective shareholders, respectively, which enable us to:

•	exercise effective control over each of our consolidated affiliated entities;

•	receive substantially all of the economic benefits of our consolidated affiliated entities; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities, and, therefore, have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of the currently effective contractual arrangements by and among our VIEs, WFOEs and their respective shareholders.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between each of our VIEs and the applicable WFOE, the respective WFOE has the exclusive right to provide or designate any third party to provide, among other things, comprehensive business support, technical support and consulting services to our VIEs. In exchange, VIEs pay service fees to the respective WFOE in an amount determined at such WFOE’s discretion. Without the prior written consent of the applicable WFOE, our VIEs cannot accept any consulting and/or services provided by or establish similar cooperation relationship with any third party. Such WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The agreement shall remain effective unless unilaterally terminated by such WFOE with a written notice or pursuant to other provisions of the agreement, whereas our VIEs do not have any right to unilaterally terminate the exclusive business cooperation agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among the applicable WFOE, each of our VIEs and their respective shareholders, each of the shareholders of our VIEs irrevocably granted such WFOE a right to purchase, or designate a third party to purchase, all or any part of their equity interests in our VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at such WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of our VIEs shall promptly give all considerations they received from the exercise of the options to our WFOEs (as applicable). Without the applicable WFOE’s prior written consent, our VIEs and their respective shareholders shall not enter into any major contract except for those entered in the daily business operations. Without the applicable WFOE’s prior written consent, our VIEs and their respective shareholders shall not sell, transfer, license or otherwise dispose of any of our VIEs’ assets or allow any encumbrance of any assets. Our VIEs shall not be dissolved or liquidated without the written consent by the applicable WFOE. This agreement shall remain in effect and our VIEs do not have any right to unilaterally terminate the exclusive call option agreement.

Equity Pledge Agreement

Under the equity interest pledge agreement among the applicable WFOE, each of our VIEs and their respective shareholders, our VIEs’ shareholders pledged all of their equity of our VIEs to WFOEs as security for performance of the obligations of our VIEs and their respective shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the respective WFOE may exercise the right to enforce the pledge immediately. Such WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on our VIEs’ shareholders and their successors. The equity pledge agreement shall remain in effect and our VIEs do not have any right to unilaterally terminate the equity interest pledge agreement.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of our VIEs, each of them irrevocably authorized the applicable WFOE to act on their respective behalf as exclusive agent and attorney, with respect to all rights of shareholders concerning all the equity interest held by each of them in our VIEs, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to exercise all shareholder rights and the voting rights (including the right to sell, transfer, pledge and dispose of all or a portion of the equity interests held by such shareholder), and the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management.

In the opinion of Shihui Partners, our PRC legal counsel, the contractual arrangements among WFOEs, Our VIEs and their respective shareholders are valid, binding and enforceable under applicable PRC law currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of our VIEs unconditionally and irrevocably agrees that the equity interest in our VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the powers of attorney. In addition, each of them agrees not to assert any rights over the equity interest in our VIEs held by his or her respective spouse. In addition, in the event that any of them obtains any equity interest in our VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

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

A.            Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2017, 2018 and 2019, we hosted 304, 851 and 1,055 auto shows across 75, 196 and 233 cities in China, respectively. Our auto shows offered a total of 11,046, 27,008 and 29,063 booth spaces in 2017, 2018 and 2019, respectively. The total number of automobile sales transactions we facilitated was 347,398 and 354,355 in 2018 and 2019, respectively, with a total GMV of approximately RMB48.1 billion and RMB47.5 billion (US$6.8 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB280.7 million, RMB651.0 million and RMB644.8 million (US$92.6 million) in 2017, 2018 and 2019, respectively. Our net loss was RMB90.7 million, RMB78.7 million and RMB251.3 million (US$36.1 million) in 2017, 2018 and 2019, respectively. Our net loss from continuing operations was RMB75.7million, RMB75.1 million and RMB251.3 million (US$36.1 million) in 2017, 2018 and 2019, respectively. Our adjusted EBITDA was RMB(84.0) million, RMB7.5 million and RMB(143.9) million (US$(20.7) million) in 2017, 2018 and 2019, respectively. We recorded adjusted net loss of RMB87.4 million and RMB140.3 million (US$20.2 million) in 2017 and 2019, respectively, and adjusted net profit of RMB3.3 million in 2018. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

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

In 2019, we faced continuing macroeconomic and industry-wide headwinds. In addition, as a result of the government-mandated quarantine measures to contain the virus spread, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We may continue to do so, depending on the development of the COVID-19 pandemic and the government’s responsive measures, which could materially and adversely affect our operating and financial performance. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our geographic coverage and refining our cost structures in anticipation of the overall market stagnation in the near future. For example, we have implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. We are closely monitoring the status of the COVID-19 pandemic to timely adjust our strategies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.” For the first quarter of 2020, we expect our net revenues to range from approximately RMB9.0 million to RMB10.0 million, representing a year-over-year approximate decrease of 92.7% to 91.9%, primarily due to cancellation of offline events in February and March resulting from the COVID-19 pandemic. Although we believe the adverse market conditions will continue to affect our business, results of operations, financial condition and liquidity in the near-term, we are confident that our ongoing efforts to fortify our position as the leading omni-channel sales platform and cultivate additional revenue streams will assure our growth prospects in the long term.

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

Scale of Our Business

The scale of our business, including the number of offline events we organize, the number of cities in which we operate, the number of automobile sales transactions we facilitate, and the number of industry customers we serve, has a significant impact on our results of operations. In 2017, 2018 and 2019, we organized 304, 851 and 1,055 auto shows, respectively. In June 2018, we began our virtual dealership business to further penetrate the automotive industry. The total number of automobiles sales transactions we facilitated increased significantly from 193,371 in 2017 to 347,398 in 2018, and further to 354,355 in 2019. The total number of industry customers we served through our various service offerings increased from 4,737 in 2017 to 8,281 in 2018, and further to 8,313 in 2019. As of December 31, 2017, 2018 and 2019, our sales operations cover 78, 138 and 148 cities across China, respectively. Our scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we operate, and the number of automobiles sold during our offline events has enabled us to generate a substantial amount of net revenues and to lower our average fixed costs such as selling and administrative overheads. Our scale has also enabled us to establish an extensive network of industry customers, which is critical to our ability to expand the variety of services we offer and solidify our market leadership.

Pricing

Our ability to maintain or potentially increase the service fees we charge our industry customers directly impacts our results of operations. We generate net revenues from our offline events by charging participating industry customers for booth spaces. Our net revenues for our auto show business is the product of the number of paying industry customers we attract for each auto show, the amount we charge each of those industry customers and the number of auto shows we host, while our net revenues for our special promotion event services depend on the number of special promotion events we facilitate, the amount we charge the industry customers for each event and, in some cases, the number of automobiles we sell and our commissions for each automobile sold in the offline events. While for most of our offline events our pricing is not based on the number of successful transactions, we believe our ability to bring a steady stream of purchase orders increases our industry customers’ stickiness and propensity to continue using our services, which is crucial to our ability to maintain and raise overall booth space prices while retaining industry customers as we increase the scale of our offline events nationwide. In the long run, we expect to maintain and increase the prices for our booth spaces in our auto shows in all cities where we organize auto shows. However, as we expand into an increasing number of tier-3 and below cities where booth space price levels are generally lower than tier-1 and tier-2 cities, we may experience decline in overall price per booth at our auto shows.

For our virtual dealership business, the amount of commission we charge secondary dealers is directly related to our results of operations. We plan to offer secondary dealers technical and operational support in addition to automobile sales facilitation in an effort to enhance secondary dealers’ reliance on us, which will enable us to achieve an optimal pricing level in the future. In January 2020, we completed the acquisition of Longye, whose flagship software product Cheshangtong will improve our customers’ capabilities in consumer acquisition and management, which we believe will improve their reliance on and stickiness to our services.

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

Seasonality

We generally experience effects of seasonality primarily due to the consumption habits of Chinese automobile consumers. For example, we generally organize fewer offline events and generate less net revenues during the first quarter of each year than any of the other three quarters due to the effect of the Chinese New Year holidays when consumers tend to stay home with their families. In contrast, we may experience higher net revenues growth during the last quarter of each year than any of the other three quarters when consumers increase their purchasing activities in preparation for the coming holiday season, subject to industry-wide and macroeconomic uncertainties beyond our control, such as general marketing conditions and government incentives or restrictions.

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

Our offline events may also be halted as a result of any public health crisis. For example, due to the outbreak of COVID-19 in China, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We expect to continue to reduce the number of offline sales events in the coming months, depending on the development of the pandemic and the government’s responsive measures. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Discontinued Operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows from discontinuing operations are presented separately in Note 3 to the consolidated financial statements included in this annual report. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Revenue Recognition

We adopted ASC Topic 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Based on revenue arrangements, there are no multiple performance obligations identified. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Auto show revenue

Our online website and offline infrastructure allow us to organize auto shows, which aim at facilitating transactions between consumers and auto dealers that includes auto dealers, automakers and automotive service providers. We charge a fixed admission fee per auto show event to our industry customers for arranging, decorating and providing booth space at auto shows. We have identified one performance obligation for the transaction, providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As we have control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, we are considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized over the period of the contract when the services are provided.

Special promotion event services revenue

We provide integrated services to support industry customers’ special promotion events during a specific period, which include event planning and execution, marketing training and onsite coaching. We charge a fixed service fee per special promotion event. We have identified one performance obligation, as the individual service promised in service contracts are not distinct individually. As we have control of the special promotion event services and discretion in establishing the price of services fees to industry customers, we are considered to be a principal in accordance with ASC 606. Revenue generated from the special promotion event services is recognized over the period of the contract when the services are provided.

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

Online marketing services revenue

Our online marketing services revenue primarily include demand-side platform services and marketing information services.

For our demand-side platform services, we generate revenue through (1) online advertising services and (2) advertising space resale services. For our advertising services, we provide advertising spaces on our website to customers and recognize the service fees we receive as revenue on a straight-line basis over the period of the service period. For our advertising space resale services, we purchase wholesale advertising spaces from suppliers such as search engines and other online advertising channels and resell those spaces to our customers. Our customers pay us a membership fee to access these spaces. We recognize the membership fee on a straight-line basis over the membership period, which is usually one year. As we do not have discretion over the price of advertisement charged by suppliers, who are the primary obligors for providing the advertising services, and recognize revenue from advertising space resale services on a net basis.

For the marketing information services, we provide industry customers with individual consumers’ demands information regarding their purchase preferences for automobiles generated through our online channels upon consumers' consent. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. We recognize revenue at a point in time upon the delivery of such consumers’ demand information.

Long-term investments

In accordance with ASU 2016-01 Investment—Other, for investments in equity instruments which we do not have significant influence and whose fair value is not readily determinable, we apply the cost less impairment method accounting. Gain or losses are realized when such investment is sold or when dividends are declared or payments are received. We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. We adjust the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of operations and comprehensive loss. Our share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by us.

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

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

Share-based Compensation

Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares and restricted shares. We account for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to non-employee in accordance with ASC 505. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Share-based compensation expenses for share options granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date.

If a share-based award is modified after the grant date, we evaluate for such modifications in accordance with ASC 718 Compensation—Stock Compensation and if the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

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

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest (expenses)/income, net, fair value loss of warrant, share-based compensation expenses and impairment of investment. We define adjusted net loss/profit as net loss excluding fair value loss of warrant, share-based compensation expenses and impairment of investment. We believe that adjusted EBITDA and adjusted net loss/profit provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss/profit presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss/profit to net loss for the years indicated.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(90,671)	(78,700)	(251,299)	(36,097)
Add:
Depreciation and amortization	965	1,060	3,483	500
Interest expense, net	2,416	3,146	—	—
Subtract:
Interest income, net	—	—	7,020	1,008
EBITDA	(87,290)	(74,494)	(254,836)	(36,605)
Add:
Fair value loss of warrant	1,390	3,843	—	—
Share-based compensation expenses	1,896	78,133	109,968	15,796
Impairment of investment	—	—	1,000	144
Adjusted EBITDA	(84,004)	7,482	(143,868)	(20,665)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net loss	(90,671)	(78,700)	(251,299)	(36,097)
Add:
Fair value loss of warrant	1,390	3,843	—	—
Share-based compensation expenses	1,896	78,133	109,968	15,796
Impairment of investment	—	—	1,000	144
Adjusted net (loss)/profit	(87,385)	3,276	(140,331)	(20,157)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from (1) offline marketing services and (2) virtual dealership, online marketing services and other services. In 2017, 2018, and 2019, our net revenues were RMB280.7 million, RMB651.0 million and RMB644.8 million (US$92.6 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	263,927	94.0	644,252	99.0	603,407	86,674	93.6
Group-purchase facilitation	16,739	6.0	—	—	—	—	—
Special promotion events	—	—	—	—	19,772	2,840	3.1
Virtual dealership, online marketing services and others	—	—	6,761	1.0	21,594	3,102	3.3
Total net revenues	280,666	100.0	651,013	100.0	644,773	92,616	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows, group purchase facilitation events and other special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our auto shows. In 2017, 2018, and 2019, net revenues generated from our auto shows were RMB263.9 million, RMB644.3 million and RMB603.4 (US$86.7 million), respectively, representing 94.0%, 99.0% and 93.6%of our net revenues for the same periods, respectively.

Group-purchase facilitation

We typically generate net revenues from auto dealers by charging them a fixed fee per group-purchase event or a fixed fee per automobile sold during the group-purchase event. In 2017, 2018, and 2019, net revenues generated from our group-purchase facilitation services were RMB16.7 million, nil and nil, respectively, representing 6.0%, 0.0% and 0.0% of our net revenues for the same years, respectively. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support them in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. In 2019, we facilitated 627 special promotion events through our services. We typically generate net revenues by charging industry customers fixed service fees per event. In 2019, net revenues from special promotion events were RMB19.8 million (US$2.8 million), representing 3.1% of our total net revenues.

Virtual dealership, online marketing services and others

We began our virtual dealership business in June 2018. We also conducted our online marketing services throughout 2018 and 2019. We generated net revenues primarily from these services of approximately RMB6.8 million and RMB21.6 million (US$3.1 million) in 2018 and 2019, respectively. We expect that our net revenues from our virtual dealership business will experience significant growth in the next few years, and will make a meaningful contribution to our overall net revenues in the future.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, (3) security costs, (4) direct labor costs, and (5) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	280,666	100.0	651,013	100.0	644,773	92,616	100.0
Cost of revenues:
Venue set-up costs	32,250	11.5	76,621	11.8	61,736	8,868	9.6
Venue rental costs	30,959	11.0	66,718	10.3	77,134	11,080	12.0
Security costs	8,215	2.9	7,326	1.1	9,071	1,303	1.4
Direct labor costs	4,810	1.7	7,364	1.1	9,767	1,403	1.5
Other direct costs	9,508	3.4	25,340	3.9	28,833	4,141	4.4
Total cost of revenues	85,742	30.5	183,369	28.2	186,541	26,795	28.9

Venue set-up costs

We engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB32.3 million, RMB76.6 million and RMB61.7 million (US$8.9 million) in 2017, 2018 and 2019, respectively.

Venue rental costs

We use venues owned by third-party property owners for our auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB31.0 million, RMB66.7 million and RMB77.1 million (US$11.1 million) in 2017, 2018 and 2019, respectively.

Security costs

To comply with regulatory requirements on public gatherings and to ensure the safety of participants at our offline events and of the merchandise on display, we hire security personnel through third-party security service providers and in some cases set up security checkpoints to ensure that our offline event venues are free from harmful or dangerous substances and are in compliance with laws and regulations. We recognize the payments we make to such security personnel and to set up the security checkpoints as security costs, which were RMB8.2 million, RMB7.3 million and RMB9.1 million (US$1.3 million) in 2017, 2018 and 2019, respectively.

Direct labor costs

We assign our own field employees to each of our offline events who are responsible for handling event-day logistics and contingencies. We recognize the salaries and benefits we pay to those employees as direct labor costs. In 2017, 2018 and 2019, our direct labor costs were RMB4.8 million, RMB7.4 million and RMB9.8 million (US$1.4 million), respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our offline events, such as meals, package deliveries, and telecommunications. In 2017, 2018 and 2019, our other costs were RMB9.5 million, RMB25.3 million and RMB28.8 million (US$4.1 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB194.9 million, RMB467.6 million and RMB458.2 million (US$65.8 million) in 2017, 2018 and 2019, respectively, and our gross profit margin was 69.5%, 71.8% and 71.1% in 2017, 2018 and 2019, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	280,666	100.0	651,013	100.0	644,773	92,616	100.0
Operating expenses:
Selling and marketing expenses	223,249	79.5	432,059	66.4	572,040	82,168	88.7
General and administrative expenses	27,491	9.8	84,360	13.0	103,890	14,923	16.1
Research and development expenses	15,925	5.7	19,262	3.0	43,339	6,225	6.7
Total operating expenses	266,665	95.0	535,681	82.4	719,269	103,316	111.5

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (1) advertising and promotion expenses, which entail expenditures related to online and offline promotion of our business, (2) sales staff compensation, (3) transportation expenses incurred by our sales staff and field sales office rental expenses, and (4) call center expenses. We expect that our selling and marketing expenses will continue to increase as we further expand into new markets and service offerings and as we enhance our brand recognition. The following table sets forth the components of our selling and marketing expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	280,666	100.0	651,013	100.0	644,773	92,616	100.0
Selling and marketing expenses:
Advertising and promotion expense	134,181	47.8	260,245	40.0	291,192	41,827	45.2
Sales staff compensation	71,304	25.4	125,468	19.3	243,331	34,952	37.7
Transportation and rental expenses	7,122	2.5	6,249	1.0	2,753	395	0.4
Call center expenses	1,309	0.5	19,750	3.0	20,153	2,895	3.1
Others	9,333	3.3	20,347	3.1	14,611	2,099	2.3
Total selling and marketing expenses	223,249	79.5	432,059	66.4	572,040	82,168	88.7

General and administrative expenses

General and administrative expenses consist primarily of (1) administrative staff compensation, (2) professional service expenses, (3) office expenses, and (4) others, including allowance of doubtful accounts. The following table sets forth the components of general and administrative expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	280,666	100.0	651,013	100.0	644,773	92,616	100.0
General and administrative expenses:
Administrative staff compensation	14,027	5.0	61,997	9.5	59,444	8,539	9.2
Professional service expenses	4,231	1.5	10,412	1.6	12,209	1,754	1.9
Office expenses	4,580	1.6	4,856	0.8	9,240	1,327	1.4
Others	4,653	1.7	7,095	1.1	22,997	3,303	3.6
Total general and administrative expenses	27,491	9.8	84,360	13.0	103,890	14,923	16.1

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and consolidated affiliated entities in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the modified PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments are granted to enterprises qualified as high and new technology enterprise, or HNTE. In 2018, our subsidiary TuanYuan and consolidated affiliated entity TuanChe Internet were accredited as HNTEs and are entitled to the preferential enterprise income tax rate of 15% from 2018 to 2020, if TuanYuan and TuanChe Internet successfully meet the criteria of HNTE each year. In 2019, our consolidated affiliated entity Drive New Media were accredited as HNTEs and are entitled to the preferential enterprise income tax rate of 15% from 2019 to 2021, if Drive New Media successfully meet the criteria of HNTE each year. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.”

Our subsidiaries and consolidated affiliated entities in China are subject to value-added tax at a rate of 6% on the services they provide, less any deductible value-added tax they have already paid or borne. Our subsidiaries and consolidated affiliated entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective in November 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 35. SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. Accordingly, TuanChe Information Limited and Long Ye Information Technology Limited, our Hong Kong subsidiaries, may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. You should read this information together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future years or periods.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net Revenues	280,666	651,013	644,773	92,616
Cost of revenues	(85,742)	(183,369)	(186,541)	(26,795)
Gross profit	194,924	467,644	458,232	65,821
Total operating expenses	(266,665)	(535,681)	(719,269)	(103,316)
Net loss from continuing operations	(75,694)	(75,088)	(251,299)	(36,097)
Net loss from discontinued operations	(14,977)	(3,612)	—	—
Net loss	(90,671)	(78,700)	(251,299)	(36,097)
Accretion to pre-IPO preferred shares redemption value	(20,945)	(35,066)	—	—
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(112,983)	(110,365)	(240,869)	(34,598)
Comprehensive loss attributable to non-controlling interest	—	—	(659)	(95)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.02)	(0.90)	(0.85)	(0.12)
Diluted	(1.02)	(0.90)	(0.85)	(0.12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.16)	(0.03)	—	—
Diluted	(0.16)	(0.03)	—	—
Weighted average number of ordinary shares
Basic	94,870,580	121,938,427	294,922,074	294,922,074
Diluted	94,870,580	121,938,427	294,922,074	294,922,074
Non-GAAP Financial Data (1)
Adjusted EBITDA	(84,004)	7,482	(143,868)	(20,665)
Adjusted net (loss)/profit	(87,385)	3,276	(140,331)	(20,157)

(1) See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues from continuing operations decreased by 1.0% from RMB651.0 million in 2018 to RMB644.8 million (US$92.6 million) in 2019, primarily due to the decrease in our net revenues from our auto show business as a result of the market stagnation of China’s automobile industry.

•	Net revenues from auto show services decreased by 6.3% from RMB644.3 million in 2018 to RMB603.4 million (US$86.7 million) in 2019, primarily due to the decrease in the service fees we charged our industry customers to attract and retain them amid the market slowdown in China. In 2018 and 2019, we organized 851 and 1,055 auto shows in 196 and 233 cities, offering a total of 27,008 and 29,063 booths, respectively.

•	In 2019, we commenced our special promotion event services and facilitated 627 special promotion events for our industry customers. We generated RMB19.8 million (US$2.8 million) in net revenues, representing 3.1% of our total net revenues for the same year.

•	Net revenues from our virtual dealership business, online marketing services and others increased significantly from approximately RMB6.8 million in 2018 to RMB21.6 million (US$3.1 million) in 2019, primarily due to the increase in the number of automobiles sales transactions we facilitated through our virtual dealership business from 961 with a GMV of over RMB94.5 million in 2018 to 1,878 with a GMV of RMB229.5 million (US$32.9 million) in 2019.

Cost of Revenues

Our cost of revenues increased by 1.7% from RMB183.4 million in 2018 to RMB186.5 million (US$26.8 million) in 2019, primarily due to the following reasons.

•	Our venue set-up costs decreased by 19.4% from RMB76.6 million in 2018 to RMB61.7 million (US$8.9 million) in 2019. Although the number of auto shows we organized and set up increased from 851 in 2018 to 1,055 in 2019, we managed to lower the venue set-up costs for each auto show, benefiting from economies of scale.

•	Our venue rental costs increased by 15.6% from RMB66.7 million in 2018 to RMB77.1 million (US$11.1 million) in 2019, generally in line with the increase in the number of our auto shows.

•	Our security costs increased by 23.8% from RMB7.3 million in 2018 to RMB9.1 million (US$1.3 million) in 2019, primarily due to the increase in the number of our auto shows. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

•	Our direct labor costs increased by 32.6% from RMB7.4 million in 2018 to RMB9.8 million (US$1.4 million) in 2019, primarily due to the increased number of field employees, driven by (1) an increase in the number of auto shows we organized from 851 in 2018 to 1,055 in 2019, and (2) the deployment of our own employees to handle certain security related event-day matters.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations decreased by 2.0% from RMB467.6 million in 2018 to RMB458.2 million (US$65.8 million) in 2019.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 32.4% from RMB432.1 million in 2018 to RMB572.0 million (US$82.2 million) in 2019, primarily due to the increases in our advertising and promotion expenses and sales staff compensation expenses.

Our advertising and promotion expenses increased by 11.9% from RMB260.2 million in 2018 to RMB291.2 million (US$41.8 million) in 2019, primarily driven by the number of cities covered by our offline events. In order to gain consumer awareness and establish business relationships with local industry customers, we incur additional selling and marketing expenses when we expand into a new city. The number of cities where we have established sales operations increased from 138 as of December 31, 2018 to 148 as of December 31, 2019.

Our sales staff compensation expenses increased by 93.9% from RMB125.5 million in 2018 to RMB243.3 million (US$35.0 million) in 2019, primarily (1) driven by the increase in salaries and benefits for our sales staff, and to a lesser extent, (2) driven by the increase in our share-based compensation in connection with our sales employees during 2019. Excluding the effect of share-based compensation, our sales staff compensation expenses would have increased by 97.0% from RMB84.1 million in 2018 to RMB165.7 million (US$23.8 million) in 2019.

Our call center expenses increased by 2.0% from RMB19.8 million in 2018 to RMB20.2 million (US$2.9 million) in 2019. Since 2018, we have significantly enhanced our collaboration with third party call center service providers to proactively communicate with consumers who have signed up for our offline events and inform them of the automobile brands and automotive services these consumers will have access to during the events. We believe that the personal follow-up communications contributed to higher consumer attendance at our offline events, which in turn increased the attractiveness of our offline events to our industry customers. We will continue to invest in technologies to facilitate our communications with potential consumers in an effort to reduce our call center expenses.

Our selling and marketing expenses as a percentage of total net revenues increased from 66.4% in 2018 to 88.7% in 2019. This is primarily due to significantly increased salaries and benefits for our sales staff.

General and administrative expenses

Our general and administrative expenses increased by 23.2% from RMB84.4 million in 2018 to RMB103.9 (US$14.9 million) in 2019, primarily due to the increases in (1) allowance for doubtful accounts, (2) office expenses, and (3) professional service expenses. General and administrative expenses, as a percentage of total net revenues, increased from 13.0% in 2018 to 16.1% in 2019, primarily due to the significant increase in allowance for doubtful accounts. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses increased significantly from RMB19.3 million to RMB43.3 million (US$6.2 million), primarily due to the increase in salaries and benefits for our research and development personnel driven by an increased headcount in line with our business expansion and our strengthened research and development efforts.

Operating Loss

As a result of the foregoing, our operating loss increased significantly from RMB68.0 million in 2018 to RMB261.0 million (US$37.5 million) in 2019.

	For the year ended December 31,
	2018		2019
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Net revenues	651,013	100.0	644,773	92,616	100.0
Loss from continuing operations	(68,037)	(10.5)	(261,037)	(37,495)	(40.5)
Other Expenses:
Interest (expenses)/income, net	(3,146)	(0.5)	7,020	1,008	1.1
Exchange gains/(losses)	1,063	0.2	(661)	(95)	(0.1)
Investment income/(loss)	(660)	—	(917)	(132)	(0.1)
Fair value change of warrant	(3,843)	(0.6)	—	—	—
Impairment of investment	—	—	(1,000)	(144)	(0.2)
Others, net	(465)	(0.1)	5,296	761	0.8
Net loss from continuing operations	(75,088)	(11.5)	(251,299)	(36,097)	(39.0)
Net loss from discontinued operations	(3,612)	(0.1)	—	—	—
Net loss	(78,700)	(12.1)	(251,299)	(36,097)	(39.0)

Others, net included in other expenses primarily include government grants, VAT refund and bank rebates, partially offset by bank charges in connection with our Cayman bank accounts.

We adjust the amount of warrant liability based on its fair value, and record any increase and decrease in its fair value as losses and gains in our consolidated statement of operations.

Net Loss

As a result of the foregoing, we had net loss of RMB78.7 million and RMB251.3 million (US$36.1 million) in 2018 and 2019, respectively.

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

Redemption rights arise out of issuance of preferred shares. Therefore, the value of such redemption rights correlates with the changes in the number of preferred shares we have issued. Our accretion to pre-IPO preferred shares redemption value decreased from RMB35.1 million in 2018 to nil in 2019 as no redemption of preferred shares took place in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues from continuing operations increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, primarily due to a sharp increase in our net revenues from our auto show business as a result of our continued geographical expansion.

•	Net revenues from auto show services increased significantly from RMB263.9 million in 2017 to RMB644.3 million in 2018. The percentage of net revenues generated from auto show services increased from 94.0% in 2017 to 99.0% in 2018, which reflects our strategy to pivot into the auto show business from our group-purchase facilitation business. The increase in our auto show revenues was primarily due to the increase in the number of cities where we operated, the number of auto shows we organized, and the number of booths we offered to our industry customers, which include franchised dealers, automakers and automotive service providers. In 2017, we organized 304 auto shows in 75 cities, offering a total of 11,046 booths. In 2018, we significantly expanded the scale of our auto show business with 851 auto shows in 196 cities across China, offering a total of 27,008 booths.

•	Net revenues from group-purchase facilitation services decreased from RMB16.7 million in 2017 to nil in 2018. The percentage of net revenue generated from group-purchase facilitation services decreased from 6.0% in 2017 to nil in 2018. This decrease was primarily due to a shift of our focus from group-purchase facilitation services to auto show services from 2017 to 2018. In 2017, we organized 697 group-purchase events, while in 2018 we did not organize any group-purchase events.

•	Net revenues from our virtual dealership business, online marketing services and others were approximately RMB6.8 million in 2018. We began generating revenues from virtual dealership business in June 2018 and facilitated sales of 961 automobiles with a GMV of over RMB94.5 million in 2018.

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

Cost of Revenues

Our cost of revenues increased significantly from RMB85.7 million in 2017 to RMB183.4 million in 2018, primarily due to the significant increase in the number of auto shows we organized in 2018 compared to 2017, and the resulting increase in the amount of costs directly related to the organization and operation of auto shows, such as venue rental, venue set-up and security costs.

•	Our venue set-up costs increased significantly from RMB32.3 million in 2017 to RMB76.6 million in 2018. Our venue set-up costs directly correlate to the number of auto shows we organize and set up, which increased significantly from 304 in 2017 to 851 in 2018.

•	Our venue rental costs increased significantly from RMB31.0 million in 2017 to RMB66.7 million in 2018. Our venue rental costs vary based on the number of venues we rent, which in turn depends on the number of auto shows we organize. The number of auto shows we organized increased significantly from 304 in 2017 to 851 in 2018.

•	Our security costs decreased by 10.8% from RMB8.2 million in 2017 to RMB7.3 million in 2018. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

•	Our direct labor costs increased by 53.1% from RMB4.8 million in 2017 to RMB7.4 million in 2018, primarily due to the increased number of field employees, driven by (1) an increase in the number of auto shows we organized from 304 in 2017 to 851 in 2018, and (2) our deployment of our own employees to handle certain security related event-day matters.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations increased from RMB194.9 million in 2017 to RMB467.6 million in 2018.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased significantly from RMB223.2 million in 2017 to RMB432.1 million in 2018, primarily due to the increase in our advertising and promotion expenses and sales staff compensation.

Our advertising and promotion expenses increased significantly from RMB134.2 million in 2017 to RMB260.2 million in 2018, primarily driven by the number of cities covered by our offline events. In order to gain consumer awareness and establish business relationships with local industry customers, we incur additional selling and marketing expenses when we expand into a new city. The number of cities where we have established sales operations increased significantly from 75 as of December 31, 2017 to 196 as of December 31, 2018.

Our sales staff compensation expenses increased from RMB71.3 million in 2017 to RMB125.5 million in 2018, which reflect share-based compensation in connection with our sales employees during 2018. After excluding the effect of share-based compensation, our sales staff compensation expenses increased by 19.0% from RMB70.7 million in 2017 to RMB84.1 million in 2018. The percentage increase in sales staff compensation expenses was lower than the percentage increase in our total net revenues in 2018, primarily due to our adjustment of the method by which we calculate sales staff compensation in an effort to better align sales staff incentives with our operational success.

Our call center expenses increased significantly from RMB1.3 million to RMB19.8 million from 2017 to 2018. In 2018, we significantly enhanced our collaboration with third party call center service providers in order to proactively communicate with consumers who have signed up for our offline events and to inform them of the automobile brands and automotive services these consumers will have access to during the events. We believe that this type of personal follow-up communications contribute to higher consumer attendance at our offline events, which in turn increases the attractiveness of our offline events to our industry customers. We expect to invest in technologies to facilitate our communications with potential consumers in an effort to reduce our call center expenses.

Despite growth in absolute amount, our selling and marketing expenses as a percentage of total net revenues decreased from 79.5% in 2017 to 66.4% in 2018. This is primarily due to our increased marketing and consumer acquisition efficiency with respect to our auto show business, and higher sales employee efficiency enabled by the collective know-how accumulated by our sales force.

General and administrative expenses

Our general and administrative expenses increased significantly from RMB27.5 million in 2017 to RMB84.4 million in 2018, primarily due to (1) an RMB34.1 million increase in share-based compensation, resulting from our replacement of options with restricted shares, new grant of restricted shares, and grant of super voting right to Mr. Wei Wen; and (2) an increase in employee cash compensation expenses for our administrative staff driven by the increased headcount from 69 as of December 31, 2017 to 118 as of December 31, 2018, and (3) an increase in professional fees associated with our initial public offering in November 2018 and other expenses as a result of our status as a public company.

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

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations was RMB71.7 million and RMB68.0 million in 2017 and 2018, respectively.

	For the year ended December 31,
	2017		2018
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Net revenues	280,666	100.0	651,013	94,686	100.0
Loss from continuing operations	(71,741)	(25.6)	(68,037)	(9,896)	(10.5)
Other Expenses:
Interest expenses, net	(2,416)	(0.9)	(3,146)	(458)	(0.5)
Exchange gains/(losses)	(199)	(0.1)	1,063	155	0.2
Investment income/(loss)	—	—	(660)	(96)	—
Fair value change of warrant	(1,390)	(0.5)	(3,843)	(559)	(0.6)
Others, net	52	—	(465)	(66)	(0.1)
Net loss from continuing operations	(75,694)	(27.0)	(75,088)	(10,920)	(11.5)
Net loss from discontinued operations	(14,977)	(5.3)	(3,612)	(525)	(0.1)
Net loss	(90,671)	(32.3)	(78,700)	(11,445)	(12.1)

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

Discontinued Operations

In 2016, we began our electric automobile sales business and established dealerships in major cities selling electric vehicles to consumers. In December 2017, our shareholders and board of directors resolved to discontinue our electric automobile sales business, which incurred losses of RMB15.0 million and RMB3.6 million in 2017 and 2018, respectively. The electric automobile sales business was disposed of in June 2018. The following table sets forth the results of operations of our discontinued operations for the years indicated.

  Results of discontinued operations:

	For the year ended December 31,	For the period from January 1 to June 30,
	2017	2018
	RMB	RMB
Net revenues	17,768	4,807
Cost of revenues	(627)	(280)
Gross profit	17,141	4,527
Operating expenses:
Selling and marketing expenses	(30,065)	(6,800)
General and administrative expenses	(1,077)	(1,368)
Total operating expense	(31,142)	(8,168)
Loss from operations	(14,001)	(3,641)
Other expenses:
Interest expenses, net	(924)	(676)
Gain from disposal of discontinued operations	-	771
Others, net	(52)	(66)
Loss from discontinued operations before income taxes	(14,977)	(3,612)
Income tax expense	-	-
Net loss from discontinued operations	(14,977)	(3,612)

Net Loss

As a result of the foregoing, we had net loss of RMB90.7 million and RMB78.7 million in 2017 and 2018, respectively.

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

Redemption rights arise out of issuance of preferred shares. Therefore, the value of such redemption rights correlates with the changes in the number of preferred shares we have issued. Our accretion to pre-IPO preferred shares redemption value increased from RMB20.9 million in 2017 to RMB35.1 million in 2018, primarily due to the issuance of Series D-1 and Series D-2 preferred shares in 2018.

B.       Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, the issuance of preferred shares, incurrence of convertible loans and proceeds from our initial public offering.

As of December 31, 2017, 2018 and 2019, we had RMB66.7 million, RMB578.6 million and RMB193.9 million (US$27.9 million), respectively, in cash and cash equivalents. As of December 31, 2017, 2018 and 2019, we held a cash balance of RMB34.4 million, RMB504.2 million and RMB109.1 million (US$15.6 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB32.2 million, RMB74.4 million and RMB84.8 million (US$12.2 million) denominated in RMB, respectively, representing 48.3%, 12.9% and 43.7% of our total cash and cash equivalents, respectively. We had time deposits of RMB69.8 million (US$10.0 million) as of December 31, 2019 and no time deposits as of December 31, 2018 and 2017. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements, taking into consideration the impact of the COVID-19 pandemic on our business and operations.

As of December 31, 2019, we had a net current asset of RMB389.3 million (US$55.9 million).

We intend to finance our operations from our current available working capital and cash generated from operating activities. In response to the impact of COVID-19, we have implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size. We may resort to other costs cutting measures if the outbreak of COVID-19 and its impact persist or escalate. Our working capital is sufficient for our present requirements. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.”

For the first quarter of 2020, we expect our net revenues to range from approximately RMB9.0 million to RMB10.0 million, representing a year-over-year decrease of approximately 92.7% to 91.9%, primarily due to cancellation of offline events in February and March resulting from the COVID-19 pandemic. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity.

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(59,662)	(53,338)	(161,806)	(23,241)
Net cash used in investing activities	(4,272)	(20,746)	(187,548)	(26,940)
Net cash generated from/(used in) financing activities	117,954	562,126	(37,245)	(5,350)
Effect of exchange rate effect on cash and cash equivalents	(1,002)	12,713	3,490	501
Net increase/(decrease) in cash, cash equivalents and restricted cash	53,018	500,755	(383,109)	(55,030)
Cash and cash equivalents, and restricted cash at beginning of the period	24,785	77,803	578,558	83,105
Cash and cash equivalents, and restricted cash at end of the period	77,803	578,558	195,449	28,075

Operating Activities

Cash used in operating activities was RMB161.8 million (US$23.2 million) in 2019. In 2019, the difference between our cash used in operating activities and our net loss of RMB251.3 million (US$36.1 million) resulted primarily from (1) share based compensation of RMB110.0 million (US$15.8 million), (2) allowance of doubtful accounts of RMB13.7 million (US$2.0 million), and (3) an increase in salary and welfare benefits payable of RMB19.2 million (US$2.8 million), partially offset by (1) an increase in accounts receivable of RMB30.5 million (US$4.4 million), (2) an increase in prepayment and other current assets of RMB24.1 million (US$3.5 million), and (3) a decrease in advance from customers of RMB9.9 million (US$1.4 million).

Cash used in operating activities was RMB53.3 million in 2018. In 2018, the difference between our cash used in operating activities and our net loss of RMB78.7 million resulted primarily from (1) an increase in prepayment and other current assets of RMB50.4, (2) an increase in accounts receivable of RMB44.3 million, (3) an decrease in other taxes payable of RMB4.5 million, partially offset by (1) share-based compensation of RMB78.1 million, (2) an increases in current liabilities other than tax payable of RMB37.4 million, (3) change in fair value of warrant of RMB3.8 million and (4) interest expense – net of RMB2.1 million.

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

Investing Activities

Net cash used in investing activities was RMB187.5 million (US$26.9 million) in 2019, primarily due to (1) cash payment of RMB99.1 million (US$14.2 million) for a bridge loan, (2) cash payment of RMB69.8 million (US$10.0 million) for time deposits, and (3) purchase of property, equipment and software, and other non-current assets of RMB13.2 million (US$1.9 million).

Net cash used in investing activities was RMB20.7 million in 2018, primarily due to purchase of computers for our employees, and long-term investments in a company in the automobile industry in exchange for 5% of its shares.

Net cash used in investing activities was RMB4.3 million in 2017, primarily due to a RMB4.0 million loan we made to a third party which was fully repaid in 2018.

Financing Activities

Net cash used in financing activities was RMB37.2 million (US$5.4 million) in 2019, primarily due to (1) repurchase of stricted shares from employees of RMB26.2 million (US$3.8 million), and (2) stock repurchase from the secondary market of RMB13.7 million (US$2.0 million).

Net cash generated from financing activities was RMB562.1 million in 2018, primarily due to (1) proceeds from issuance of Series D-1 and D-2 convertible redeemable preferred shares of RMB511.0 million, and (2) proceeds from our initial public offering of RMB103.4 million, partially offset by repayment of various loans of RMB81.8 million.

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

Indebtedness

For details of our outstanding short-term and long-term borrowings as of December 31, 2017, 2018 and 2019 see Note 10 to the consolidated financial statements included in this annual report.

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

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China and our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.       Tabular Disclosure of Contractual Obligations

Contractual Obligations

We lease office spaces under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of December 31, 2019, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years
	(RMB in thousands)
Auto shows venues(1)	1,352	1,224	128	—
Office spaces(2)	18,013	10,031	7,192	790

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

G.       Safe Harbor

This annual report contains forward-looking statements that reflect our current expectations and projections of future events. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our ability to retain and increase the number of customers;

•	our future business development, financial condition and results of operations;

•	expected changes in our net revenues, costs or expenditures;

•	our ability to manage and expand the sales network and other aspects of our operations;

•	our projected markets and growth in markets;

•	our potential need for additional capital and the availability of such capital;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	the length and severity of the recent COVID-19 pandemic and its impact on our business and industry;

•	our use of the proceeds from our initial public offering; and

•	assumptions underlying or related to any of the foregoing.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	43	Chairman and Chief Executive Officer
Jianchen Sun	41	Director and President
Wendy Hayes	50	Independent Director
Zhishuo Liu	47	Independent Director
Zijing Zhou	37	Independent Director
Hui Yuan	42	Chief Operating Officer
Zhihai Mao	44	Chief Financial Officer

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

Jianchen Sun has been serving as our director since 2010 and is our co-founder and president. Prior to joining us, Mr. Sun held multiple positions including regional manager, channel manager, general manager of communication division and deputy general manager, in Changzhou Huaxin Electric Appliance Research Institute, Yiyang Group, Changzhou Boyun Communication Technology Co., Ltd., and Beijing Guoyuan Innovative Technology Co., Ltd., respectively. Mr. Sun received a bachelor’s degree in international economics and trade from Renmin University of China.

Wendy Hayes has been serving as our independent director since November 2018. Ms. Hayes is also an independent director of Xinyuan Real Estate Co., Ltd. and an advisor to several other companies. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the U.S. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Zhishuo Liu has been serving as our independent director since November 2018 after serving as our director since September 2018. As a founding partner, Mr. Liu founded Tianjin Huizhi Joint Venture Investment Partnership (Limited Partnership), Zhongguancun River Capital Group, Zhongguancun M&A Fund, and Zhongguancun Longmen Fund in 2009, 2014, 2016, and 2018, respectively. As an investor and fund manager, Mr. Liu has invested in multiple companies, including Changyou.com Limited (NASDAQ: CYOU). From 2008 to 2010, Mr. Liu served as a director of Sohu.com Inc. (NASDAQ: SOHU). From 2003 to 2007, Mr. Liu served as the deputy general manager of Beijing Information Infrastructure Construction Co., Ltd. Prior to that, Mr. Liu served as the chairman of Beijing Guangxia Network Technology Co., Ltd. from 2000 to 2003. Mr. Liu received a bachelor’s degree in accounting from Harbin Institute of Technology in 1995.

Zijing Zhou has been serving as our independent director since November 2019. Mr. Zhou founded Aplus Investment Consulting (Beijing) Co., Ltd. ("Ether Capital") in 2014 and served as the chief executive officer of Ether Capital since 2014. From 2011 to 2014, Mr. Zhou served as a senior financial adviser of China Renaissance Holding Limited (HKG:1911). From 2009 to 2011, Mr. Zhou served as a senior product manager of Alibaba Group Holding Limited (NYSE: BABA). From 2006 to 2009, Mr. Zhou served as an internet technology developer of Anhui Jinyu Internet Technology Co., Ltd. Mr. Zhou received a bachelor’s degree in physics-computer science from Zhejiang University in 2003, and a master’s degree in computer science from Tsinghua University in 2006.

Hui Yuan has been serving as our chief operating officer since May 2019. Mr. Yuan has over 18 years of experience in China’s automotive industry with expertise in the management of product development, operations, sales, and marketing. Prior to joining TuanChe, Mr. Yuan co-founded XiongmaoCar and served as a Vice President of Bitauto Holdings Limited (NYSE: BITA). Before launching his career in the automotive industry, Mr. Yuan also held product R&D positions in several Chinese internet companies, including Dangdang.com.

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation to directors and executive officers was approximately RMB5.8 million (US$0.8 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

In June 2018, we adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of December 31, 2019, we had granted 35,935,134 restricted shares under the Plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2019 pursuant to the Plan.

	Number of Restricted Shares Awarded(1)		Grant Date
Directors and Executive Officers
Wei Wen		*	June 15, 2018 July 1, 2018
Jianchen Sun		*	June 15, 2018 July 1, 2018
Zhihai Mao	3,356,021		June 15, 2018
Hui Yuan		*	July 1, 2019
Zijing Zhou		*	June 15, 2018
Wendy Hayes		*	November 20, 2018 November 20, 2019
Total	11,663,961

*	Less than 1% of our total outstanding shares on an as-converted basis.
(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Through such trust, our Class A ordinary shares underlying equity awards granted pursuant to our Share Incentive Plan may be provided to certain of recipients of such equity awards. As of April 30, 2020, Best Cars Limited held 18,494,965 Class A ordinary shares pursuant to our Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

C.           Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company for qualification, and may be an individual or a company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, to issue debentures, debenture stock, bonds and other securities whether outright or as collateral security for any obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Wendy Hayes, Mr. Zhishuo Liu, and Mr. Zijing Zhou and is chaired by Ms. Wendy Hayes. Each of the members of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.”

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

Compensation Committee. Our compensation committee consists of Mr. Wei Wen, Ms. Wendy Hayes and Mr. Zijing Zhou, and is chaired by Mr. Wei Wen. Ms. Wendy Hayes and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wen, Mr. Zhishuo Liu, and Mr. Zijing Zhou, and is chaired by Mr. Wei Wen. Mr. Zhishuo Liu and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office, unless so specified in a written agreement between the Company and the relevant director, and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. The office of a director will be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to the Company; (4) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (5) is removed from office pursuant to any other provision of the amended and restated memorandum and articles of association.

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

D.           Employees

As of December 31, 2017, 2018 and 2019 and April 30, 2020, we had 612, 833, 910 and 799 full-time employees. The following table sets forth the numbers of our full-time employees by functions as of the dates indicated.

	As of the December 31,			As of the April 30,
	2017	2018	2019	2020
Sales and marketing	500	653	713	615
General and administrative	69	118	118	104
Research and development	43	62	79	80
Total	612	833	910	799

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our employees is represented by any collective bargaining arrangements. Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes as of the date of this annual report. None of our employees is represented by labor unions.

Since the COVID-19 outbreak, we have implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

E.           Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2020 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there were 321,752,295 ordinary shares outstanding as of April 30, 2020, including (1) 266,491,715 Class A ordinary shares, including 18,494,965 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	1,280,632	55,260,580	18.0%	75.7%
Jianchen Sun (2)	14,130,692	—	4.4%	1.3%
Wendy Hayes	*	—	*	*
Zhishuo Liu	—	—	—	—
Zijing Zhou	*	—	*	*
Hui Yuan	—	—	—	—
Zhihai Mao	*	—	*	*
Directors and executive officers as a group	18,287,536	55,260,580	22.9%	77.3%
Principal Shareholders
WW Long Limited (3)	—	55,260,580	17.2%	75.7%
K2 Partners (4)	40,877,879	—	12.7%	3.7%
Best Cars Limited (5)	18,494,965	—	5.7%	1.7%
Highland Funds (6)	30,666,093	—	9.5%	2.8%
BAI GmbH (7)	28,715,429	—	8.9%	2.6%
Beijing Z-Park Fund Investment Center (Limited Partner) (8)	30,482,380	—	9.5%	2.8%
First Aqua Inc. (9)	16,458,038	—	5.1%	1.5%

*	Less than 1% of our total outstanding shares as of April 30, 2020.
**

The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

The calculation of each director or executive's percentage of aggregate voting power does not take into account that person's unvested restricted shares which were still held by Best Cars Limited, the nominee of our equity incentive trust, as of April 30, 2020, the voting power of which remains vested with the trustee who shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of such power until such vested restricted shares have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient. The calculation of each director or executive's beneficial ownership does not take into account that person's restricted shares which were still held by Best Cars Limited and would not be vested within 60 days after April 30, 2020.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after April 30, 2020.
††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B is entitled to 15 votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents (i) 1,280,632 Class A ordinary shares in the form of ADS, representing the number of restricted shares granted to Mr. Wei Wen that have vested or will vest within 60 days after April 30, 2020, and (ii) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 2,810,692 Class A shares in the form of ADS, representing the number of restricted shares granted to Mr. Jianchen Sun that have vested or will vest within 60 days after April 30, 2020, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 29,804,362 Class A ordinary shares directly held by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, and (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company. K2 Evergreen Partners L.P., K2 Partners II L.P., K2 Partners III Limited, and K2 Family Partners Limited are collectively referred to as K2 Partners. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P., K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company. The registered office of K2 Evergreen Partners L.P. and K2 Partners II L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office of K2 Partners III Limited and K2 Family Partners Limited is RM C 20/F, Lucky Plaza, 315-321, Lockhart Rd, Wanchai, Hong Kong.
(5)	Represents 18,494,965 Class A ordinary shares, including 671,644 Class A ordinary shares in the form of 167,911 ADSs, directly held by Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, as the nominee of our equity incentive trust. Best Cars Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.
(6)	Represents (i) 19,542,537 Class A ordinary shares directly held by Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership, (ii) 8,417,752 Class A ordinary shares directly held by Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership, (iii) 1,705,800 Class A ordinary shares directly held by Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership, (iv) 658,752 Class A ordinary shares in the form of 164,688 ADSs owned by Highland Capital Partners 9 Limited Partnership, (v) 283,752 Class A ordinary shares in the form of 70,938 ADSs owned by Highland Capital Partners 9-B Limited Partnership, and (vi) 57,500 Class A ordinary shares in the form of 14,375 ADSs owned by Highland Entrepreneurs’ Fund 9 Limited Partnership. Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership are collectively referred to as the Highland Funds. Highland Management Partners 9 Limited Partnership, a Delaware limited partnership, or HMP 9 LP, is the general partner of the Highland Funds. Highland Management Partners 9, LLC, a Delaware limited liability company, or HMP 9 LLC, is the general partner of HMP 9 LP. Paul A. Maeder, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy, are the managing members of HMP 9 LLC. HMP 9 LLC, as the general partner of HMP 9 LP, which is the general partner of the Highland Funds, may be deemed to have beneficial ownership of the shares held by the Highland Funds. The managing members have shared power over all investment decisions of HMP 9 LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Funds by virtue of their status as controlling persons of HMP 9 LLC. Each managing member of HMP 9 LLC disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP 9 LLC and HMP 9 LP disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142, U.S.
(7)	Represents 28,715,429 Class A ordinary shares held by BAI GmbH, a company organized and existing under the laws of Germany. BAI GmbH is a wholly-owned subsidiary of subsidiary of Bertelsmann SE & Co. KGaA, a company organized and existing under the laws of Germany. The registered office of BAI GmbH and Bertelsmann SE & Co. KGaA is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(8)	Represents 30,482,380 Class A ordinary shares held by Beijing Z-Park Fund Investment Center (Limited Partner) (“Z-Park Fund”). The registered office of Z-Park Fund is Room 208, No. 11 Fengzhi East Road, Baiwang Innovation Technology Park, Haidian District, Beijing, PRC.
(9)	Represents 16,458,038 Class A ordinary shares held by First Aqua Inc., a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Zhiwen Lan. The registered office of First Aqua Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of April 30, 2020, a total of 81,534,393 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of our ADS program, representing 25.3% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

We, through our WFOEs, entered into a series of contractual arrangements with our VIEs and their respective shareholders to obtain effective control of our consolidated affiliated entities. The contractual arrangements collectively allow us to (1) exercise effective control over each of our consolidated affiliated entities; (2) receive substantially all of the economic benefits of our consolidated affiliated entities; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

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

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividends may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant.

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

B.           Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-227940), as amended, initially filed with the SEC on October 23, 2018. Pursuant to the special resolution passed during our annual general meeting on November 15, 2019, Article 90(c) of the Seventh Amended and Restated Articles of Association has been amended to read “No person shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting.” See Exhibit 1.1 to this annual report for the currently effective version of our memorandum and articles of association.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Law (2020 Revision) of the Cayman Islands, we may apply for an undertaking from the Financial Secretary of the Cayman Islands that:

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

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States federal non-income, state, local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ending December 31, 2019 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2020 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

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

Information reporting and backup withholding

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable, short-term investments and prepayment and other current assets. As of December 31, 2017, 2018 and 2019, substantially all of our cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States or China, which our management considers being of high credit quality. Accounts receivable is typically unsecured and is mainly derived from net revenues earned from our auto shows business. Short-term investments consist of an interest-bearing loan to a third party, which was repaid on July 3, 2018. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2016 and 2017. As of December 31, 2018, only one customer had receivable balances exceeding 10% of our total accounts receivable balances. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2019.

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

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB32.2 million, RMB74.4 million and RMB84.7 million (US$12.2 million) as of December 31, 2017, 2018 and 2019, respectively.

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

For the period from November 19, 2018, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have not used the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2019 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was ineffective due to the two material weaknesses identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, which were first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends. We do not believe that these material weaknesses had a significant impact on our financial reporting.

To remedy the first material weakness, we have begun to, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

To remedy the second material weakness, we have begun to, and will continue to, expedite and streamline our financial reporting processes and develop our compliance processes. These processes include (1) the establishment of a comprehensive policy and procedure manual in order to allow early detection, prevention and resolution of potential compliance issues, (2) the establishment of clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and (3) hiring additional experienced personnel to implement comprehensive financial period-end closing policies and procedures, especially those related to period end cut-offs, reclassification, tax related adjustments and valuation allowance.

However, such measures have not been fully implemented and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2019.

In 2020, we will continue to implement additional measures to remediate the existing material weaknesses as discussed above. However, we cannot assure you that we will remediate our material weaknesses sin a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2017	2018	2019
	(RMB in thousands)
Audit fees (1)	4,556	6,880	5,000

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Seventh Amended and Restated Articles of Association of the Registrant (as amended by the special resolution passed during the annual general meeting on November 15, 2019)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.4*	Description of Securities
3.1	Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.3	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated August 18, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.4	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated August 18, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.5	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated August 18, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.6	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.7	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated August 18, 2017 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.8*	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Internet Drive Technology dated May 31, 2019
4.9*	English translation of Exclusive Call Option Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019

Exhibit No.	Description of Exhibit
4.10*	English translation of Equity Pledge Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019
4.11*	English translations of Consent Letter granted by the spouse of each individual shareholder of Internet Drive Technology dated May 31, 2019
4.12*	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Internet Drive Technology dated May 31, 2019
4.13*	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Drive New Media dated May 31, 2019
4.14*	English translation of Exclusive Call Option Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019
4.15*	English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019
4.16*	English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019
4.17*	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019
4.18*	Share Purchase Agreement among Longye International Limited, TuanChe Limited and other parties named therein, dated May 31, 2019
4.19	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shihui Partners
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.3	Consent of iResearch (incorporated by the reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23,2018)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

	By:	/s/ Zhihai Mao
		Name:	Zhihai Mao
		Title:	Chief Financial Officer
Date: May 18, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TuanChe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Subsequent Event

As discussed in Note 19 to the consolidated financial statements, Subsequent Events, the Company has been negatively impacted by the outbreak of a novel coronavirus beginning in January 2020. All auto shows and special promotional events previously scheduled were cancelled for February and March 2020. As a result of these developments, the Company expects an unfavorable impact on its business, results of operations, financial condition and cash flows in 2020. Management’s plans to mitigate this matter are also described in Note 19.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China

May 18, 2020

We have served as the Company's auditor since 2018.

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019
	RMB	RMB	US$ Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents	578,558	193,920	27,855
Restricted cash	-	1,529	220
Time deposits	-	69,762	10,021
Accounts receivable, net	52,255	72,391	10,398
Prepayment and other current assets	68,819	193,782	27,835
Total current assets	699,632	531,384	76,329
Non-current assets:
Property, equipment and software, net	11,636	20,360	2,925
Long-term investments	4,390	7,874	1,131
Other non-current assets	10,267	7,577	1,088
Total non-current assets	26,293	35,811	5,144
Total assets	725,925	567,195	81,473
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB1,871 and RMB3,624 as of December 31, 2018 and 2019, respectively)	6,996	5,825	837
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the primary beneficiary of RMB13,922 and RMB2,677 as of December 31, 2018 and 2019, respectively)	14,704	4,805	690
Salary and welfare benefits payable (including salary and welfare benefits payable of the consolidated VIEs without recourse to the primary beneficiary of RMB30,535 and RMB29,970 as of December 31, 2018 and 2019, respectively)	48,835	68,025	9,771
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB12,651 and RMB12,412 as of December 31, 2018 and 2019, respectively)	16,974	22,494	3,231
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB5,306 and RMB800 as of December 31, 2018 and 2019, respectively)	36,426	40,913	5,877
Total current liabilities	123,935	142,062	20,406
Other non-current liabilities	-	2,158	310
Total non-current liabilities	-	2,158	310
Total liabilities	123,935	144,220	20,716
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 259,836,223 shares issued and 234,030,828 shares outstanding as of December 31, 2018 ; US$0.0001 par value; 800,000,000 shares authorized; 259,836,223 shares issued and 239,031,946 shares outstanding as of December 31, 2019	166	173	25
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2018 and 2019	35	35	5
Treasury stock	-	(47,888)	(6,879)
Additional paid-in capital	1,077,183	1,187,577	170,585
Accumulated deficit	(468,026)	(718,666)	(103,229)
Accumulated other comprehensive (loss)/income	(7,368)	2,403	345
Total TuanChe Limited shareholders’ equity	601,990	423,634	60,852
Non-controlling interests	-	(659)	(95)
Total shareholders’ equity	601,990	422,975	60,757
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	725,925	567,195	81,473
Commitments and contingencies (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	263,927	644,252	603,407	86,674
Special promotion events	-	-	19,772	2,840
Group-purchase facilitation	16,739	-	-	-
Virtual dealership, online marketing services and others	-	6,761	21,594	3,102
Total net revenues	280,666	651,013	644,773	92,616
Cost of revenues	(85,742)	(183,369)	(186,541)	(26,795)
Gross profit	194,924	467,644	458,232	65,821
Operating expenses:
Selling and marketing expenses	(223,249)	(432,059)	(572,040)	(82,168)
General and administrative expenses	(27,491)	(84,360)	(103,890)	(14,923)
Research and development expenses	(15,925)	(19,262)	(43,339)	(6,225)
Total operating expenses	(266,665)	(535,681)	(719,269)	(103,316)
Loss from continuing operations	(71,741)	(68,037)	(261,037)	(37,495)
Other income/(expenses):
Interest (expenses)/income, net	(2,416)	(3,146)	7,020	1,008
Exchange (losses)/gains, net	(199)	1,063	(661)	(95)
Investment loss	-	(660)	(917)	(132)
Change in fair value of warrant	(1,390)	(3,843)	-	-
Impairment of investment	-	-	(1,000)	(144)
Others, net	52	(465)	5,296	761
Loss from continuing operations before income taxes	(75,694)	(75,088)	(251,299)	(36,097)
Income tax expense	-	-	-	-
Net loss from continuing operations	(75,694)	(75,088)	(251,299)	(36,097)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	771	-	-
Loss from discontinued operations before income taxes	(14,977)	(4,383)	-	-
Income tax expense, net	-	-	-	-
Net loss from discontinued operations	(14,977)	(3,612)	-	-
Net loss	(90,671)	(78,700)	(251,299)	(36,097)
Accretions to pre-IPO preferred shares redemption value	(20,945)	(35,066)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(111,616)	(113,766)	(250,640)	(36,002)
Net loss attributable to the non-controlling interests	-	-	(659)	(95)
Net loss	(90,671)	(78,700)	(251,299)	(36,097)
Other comprehensive (loss)/ income:
Foreign currency translation adjustments	(1,367)	3,401	9,771	1,404
Total other comprehensive (loss)/ income	(1,367)	3,401	9,771	1,404
Total comprehensive loss	(92,038)	(75,299)	(241,528)	(34,693)
Accretions to pre-IPO preferred shares redemption value	(20,945)	(35,066)	-	-
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(112,983)	(110,365)	(240,869)	(34,598)
Non-controlling interests	-	-	(659)	(95)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.02)	(0.90)	(0.85)	(0.12)
Diluted	(1.02)	(0.90)	(0.85)	(0.12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.16)	(0.03)	-	-
Diluted	(0.16)	(0.03)	-	-
Weighted average number of ordinary shares
Basic	94,870,580	121,938,427	294,922,074	294,922,074
Diluted	94,870,580	121,938,427	294,922,074	294,922,074
Share-based compensation expenses included in:
Cost of revenues	12	10	-	-
Selling and marketing expenses	582	41,363	77,646	11,153
General and administrative expenses	1,287	35,440	28,081	4,034
Research and development expenses	15	1,320	4,241	609

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional paid-in	Accumulated	Accumulated other comprehensive	TuanChe Limited shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/gain	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	94,870,580	60	-	-	-	(280,753)	(9,402)	(290,095)	-	(290,095)
Share-based compensation	-	-	-	-	1,896	-	-	1,896	-	1,896
Deemed capital contribution	-	-	-	-	1,147	-	-	1,147	-	1,147
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(3,043)	(17,902)	-	(20,945)	-	(20,945)
Net loss	-	-	-	-	-	(90,671)	-	(90,671)	-	(90,671)
Foreign currency translation adjustments	-	-	-	-	-	-	(1,367)	(1,367)	-	(1,367)
Balance at December 31, 2017	94,870,580	60	-	-	-	(389,326)	(10,769)	(400,035)	-	(400,035)
Balance at January 1, 2018	94,870,580	60	-	-	-	(389,326)	(10,769)	(400,035)	-	(400,035)
Grant of restricted shares	24,407,184	16	(24,407,184)		(16)	-	-	-	-	-
Vesting of restricted shares	-	-	12,917,926		71,209	-	-	71,209	-	71,209
Share issuance upon the initial public offering, net of issuance costs	10,400,000	7	-		103,365	-	-	103,372	-	103,372
Share issuance upon the conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	171,102,902	118	-	-	930,318	-	-	930,436	-	930,436
Vesting of share options	-	-	-	-	576	-	-	576	-	576
Share-based compensation for super voting right	-	-	-	-	4,657	-	-	4,657	-	4,657
Share-based compensation for transfer of Class A ordinary shares	-	-	-	-	1,690	-	-	1,690	-	1,690
Deemed capital contribution	-	-	-	-	450	-	-	450	-	450
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(35,066)	-	-	(35,066)	-	(35,066)
Net loss	-	-	-	-	-	(78,700)	-	(78,700)	-	(78,700)
Foreign currency translation adjustment	-	-	-	-	-	-	3,401	3,401	-	3,401
Balance at December 31,2018	300,780,666	201	(11,489,258)	-	1,077,183	(468,026)	(7,368)	601,990	-	601,990
Balance at January 1, 2019	300,780,666	201	(11,489,258)	-	1,077,183	(468,026)	(7,368)	601,990	-	601,990
Grant of restricted shares	11,527,950	7	(11,527,950)	-	(7)	-	-	-	-	-

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional paid-in	Accumulated	Accumulated other comprehensive	TuanChe Limited shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/gain	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Forfeit of restricted shares	(733,764)	-	733,764	-	-	-	-	-	-	-
Vesting of restricted shares	-	-	13,070,570	-	109,968	-	-	109,968	-	109,968
Share-based compensation to non employee	-	-	-	-	433	-	-	433	-	433
Repurchase of restricted shares from employees	-	-	(6,358,500)	(32,784)	-	-	-	(32,784)	-	(32,784)
Repurchase of shares	-	-	(1,710,952)	(15,104)	-	-	-	(15,104)	-	(15,104)
Net loss	-	-	-	-	-	(250,640)	-	(250,640)	(659)	(251,299)
Foreign currency translation adjustment	-	-	-	-	-	-	9,771	9,771	-	9,771
Balance at December 31, 2019	311,574,852	208	(17,282,326)	(47,888)	1,187,577	(718,666)	2,403	423,634	(659)	422,975

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(g)
Cash flows from operating activities:
Net Loss	(90,671)	(78,700)	(251,299)	(36,097)
Adjustment to reconcile net loss to net cash used in operating activities:
Provisions for asset impairment	-	-	1,000	144
Depreciation of property, equipment and software	965	1,060	3,483	500
Amortization of leasehold improvement	-	-	287	42
Amortization of non-current assets	-	-	656	94
Share-based compensation	1,896	78,133	109,968	15,796
Allowance for doubtful accounts	418	491	13,684	1,966
Investment loss from long-term investments	-	660	917	132
Change in fair value of warrant	1,390	3,843	-	-
Interests income/(expenses) - net	1,147	2,083	(252)	(36)
Losses/ (Gains) on disposal of property and equipment	-	1	(5)	(1)
Recognition of deferred income	-	-	(611)	(88)
Exchange losses	-	-	661	95
Changes in operating assets and liabilities:
Accounts receivable	(4,014)	(44,279)	(30,524)	(4,385)
Receivables due from related parties	(1,000)	-	-	-
Prepayment and other current assets	(1,441)	(50,377)	(24,100)	(3,462)
Held-for-sale assets	251	837	-	-
Accounts payable	3,153	3,656	(1,171)	(168)
Advance from customers	7,116	4,953	(9,899)	(1,422)
Salary and welfare benefits payable	5,031	7,538	19,190	2,757
Other taxes payable	13,281	(4,502)	(1,037)	(149)
Other current liabilities	3,562	21,265	7,246	1,041
Held-for-sale liabilities	(746)	-	-	-
Net cash used in operating activities	(59,662)	(53,338)	(161,806)	(23,241)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(272)	(20,708)	(13,243)	(1,902)
Placement of time deposits	-	-	(69,762)	(10,021)
Cash payment of bridge loan	-	-	(99,148)	(14,242)
Cash paid for short-term investments	(4,000)	-	-	-
Cash paid for long-term investments	-	(4,250)	(5,400)	(776)
Cash received from disposal of property, equipment and software	-	12	5	1
Cash received from disposal of short-term investments	-	4,200	-	-
Net cash used in investing activities	(4,272)	(20,746)	(187,548)	(26,940)
Cash flows from financing activities:
Cash payments for repurchase of restricted shares from employees	-	-	(26,228)	(3,767)
Cash payments for repurchase of shares	-	-	(13,749)	(1,975)
Cash received from convertible loans	41,165	-	-	-
Cash received from short-term borrowings	37,797	19,942	-	-
Cash repayments of short-term borrowings	(17,854)	(44,913)	-	-
Cash received from long-term borrowings	9,945	-	-	-
Cash repayments of long-term borrowings	(1,985)	(2,932)	-	-
Cash repayments of borrowing from a third party	(12,991)	(19,486)	-	-
Cash received from loans provided by employees	3,235	11,199	-	-
Cash repayments of loans provided by employees	-	(14,434)	-	-
Proceeds from issuance of Series C+ convertible redeemable preferred shares	59,091	-	-	-
Payment of issuance cost for Series C+ convertible redeemable preferred shares	(449)	-	-	-
Proceeds from issuance of Series D-1 convertible redeemable preferred shares	-	151,118	-	-
Payment of issuance cost for Series D-1 convertible redeemable preferred shares	-	(307)	-	-
Proceeds from issuance of Series D-2 convertible redeemable preferred shares	-	359,834	-	-
Payment of issuance cost for Series D-2 convertible redeemable preferred shares	-	(1,267)	-	-
Proceeds of initial public offering, net of issuance costs	-	103,372	-	-
Cash received from the depositary bank	-	-	2,732	392
Net cash generated from/(used in) financing activities	117,954	562,126	(37,245)	(5,350)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,002)	12,713	3,490	501
Net increase/(decrease) in cash, cash equivalents and restricted cash	53,018	500,755	(383,109)	(55,030)
Cash, cash equivalents and restricted cash at beginning of the year	24,785	77,803	578,558	83,105
Including:
Cash and cash equivalents at the beginning of the year	24,785	66,695	578,558	83,105
Restricted cash at the beginning of the year	-	11,108	-	-
Cash, cash equivalents and restricted cash at end of the year	77,803	578,558	195,449	28,075
Including:
Cash and cash equivalents at the end of the year	66,695	578,558	193,920	27,855
Restricted cash at the end of the year	11,108	-	1,529	220
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(1,366)	(4,340)	-	-
Supplemental schedule of non-cash investing and financing activities:
Accretions to pre-IPO preferred shares redemption value	20,945	35,066	-	-
Imputed interest for borrowing from a third party	1,147	450	-	-
Conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	-	930,436	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization

TuanChe Limited (the “Company”) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities ("VIEs") and subsidiaries of VIEs (collectively referred to as the "Group"). The Group is primarily engaged in the operation of providing auto shows, group-purchase facilitation, special promotion events services, virtual dealership, online marketing services and others related businesses in the People’s Republic of China (the "PRC" or "China"). The Group commenced its auto shows business from the fourth quarter of 2016. The Group decided to discontinue the electric vehicle sales facilitation business in December 2017. In June 2018, the Group commenced its virtual dealership business and online marketing services business. In January 2019, the Group commenced its special promotion events business.

As of December 31, 2019, the Company's major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, virtual dealership, online marketing services

Major VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Best Cars Limited (“Best Cars”)	British Virgin Islands, 2018	100	Holding of ordinary shares for restricted share awards

Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd. (“Zhongrui Guochuang”)	Beijing, PRC 2016	100	Auto shows
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Vehicle sales facilitation
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	Beijing, PRC 2016	100	Vehicle sales facilitation
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	Shandong, PRC 2016	100	Vehicle sales facilitation
Tianjin Hengyuan Chuangxin Automobile Sales & Service Co., Ltd. (“Tianjin Hengyuan”)	Tianjin, PRC 2016	100	Vehicle sales facilitation

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

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

As a result of these contractual arrangements, the Company is the primary beneficiary of VIEs and subsidiaries of VIEs, and, therefore, has consolidated the financial results of VIEs and subsidiaries of VIEs in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

TUANCHE LIMITED

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

Equity Pledge Agreement

Under the Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders, TuanChe Internet’s shareholders pledged all of their equity of TuanChe Internet to TuanYuan as security for performance of the obligations of TuanChe Internet and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, TuanYuan may exercise the right to enforce the pledge immediately. TuanYuan may transfer all or any of its rights and obligations under the Equity Pledge Agreement to its designee(s) at any time. The equity pledge agreement is binding on TuanChe Internet’s shareholders and their successors. This agreement was entered into on March 6, 2013 and became effective on March 6, 2013, and shall remain in effect until the fulfillment of all the obligations under the Exclusive Call Option Agreement, the Exclusive Management Services and Business Cooperation Agreement and the Powers of Attorney.

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure

In May 2018, Best Cars Limited (“Best Cars”), a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by its shareholders to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into an agreement with Best Cars and its shareholder in which provides the Company with effective control over Best Cars and enables the Company to obtain substantially all of the economic benefits arising from Best Cars. As of December 31, 2018 and 2019, Best Cars held 38,723,321 and 38,723,321 Class A ordinary shares of the Company, respectively.

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

In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law , and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

In addition, if the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group's business and operating licenses

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

•	require the Group to discontinue or restrict its operations;

•	restrict the Group's right to collect revenues;

•	block the Group's websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group's businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

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

The following combined financial information of the Group's VIEs as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	25,166	13,136
Accounts receivable, net	27,160	6,834
Prepayments and other current assets	16,692	17,092
Amount due from the subsidiaries of the Group	4,973	11,197
Total current assets	73,991	48,259
Non-current assets:
Property, equipment and software, net	522	313
Long-term investments	4,390	7,874
Total non-current assets	4,912	8,187
TOTAL ASSETS	78,903	56,446
Current liabilities:
Accounts payable	1,871	3,624
Advance from customers	13,922	2,677
Salary and welfare benefits payable	30,535	29,970
Other taxes payable	12,651	12,412
Other current liabilities	5,306	800
Amount due to the subsidiaries of the Group	233,295	183,674
Total current liabilities	297,580	233,157
TOTAL LIABILITIES	297,580	233,157

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	280,081	329,788	144,115
Net (loss)/profit from continuing operations	(66,300)	(34,674)	7,450
Net (loss)/profit from discontinued operations	(14,977)	(3,612)	-
Net (loss)/profit	(81,277)	(38,286)	7,450

	For the year ended
	December 31,	December 31,	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(10,540)	24,144	(6,612)
Net cash used in investing activities	-	(50)	(5,418)
Net cash generated from/(used in) financing activities	18,148	(31,138)	-
Net increase/(decrease) in cash and cash equivalent	7,608	(7,044)	(12,030)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB10.0 million and RMB10.0 million, as of December 31, 2018 and 2019. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net losses of RMB90.7 million, RMB78.7 million and RMB251.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. Net cash used in operating activities was RMB59.7 million, RMB53.3 million and RMB161.8 million for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit was RMB468.0 million and RMB718.7 million as of December 31, 2018 and 2019, respectively. In addition, the outbreak of a novel strain of coronavirus (COVID-19) in January 2020 has materially and adversely affect the Group’s business, results of operations, financial condition and cash flows in 2020 as further disclosed in Note 19. The Group assessed its liquidity by its currently available working capital and its ability to reduce cash used in operating activities, taking into consideration of the impact of COVID-19 pandemic on the Group’s business and operations.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan and responding to the material impact of the COVID-19 pandemic, which includes controlling operating expenses, as well as, to reduce cash used in operating activities. The Group has implemented measures to adjust the pace of its operation expansion, conserve resources such as furlough arrangements, scaling back the Group’s recruitment budget and employee size and may resort to other costs cutting measures if the outbreak of COVID-19 and its impact persist or escalate. Based on these considerations, the Group believes the cash and cash equivalents and time deposits currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

TUANCHE LIMITED

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

b)	Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations for the twelve months ended December 31, 2019. Revenue, previously reported as a single line item, has been disaggregated to present revenue by the various services the Company provides. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

c)	Principles of consolidation

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

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

d)	Discontinued operations

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

e)	Use of estimates

The preparation of the Group's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, assessment for valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares and warrant, and valuation and recognition of share-based compensation expenses.

f)	Functional currency and foreign currency translation

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

g)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

h)	Fair value measurements

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

The Group's financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, accounts payable and other payables, of which the carrying values approximate their fair value.

See Note 21 for additional information.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

i)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2018 and 2019, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$73.5 million and US$15.6 million, respectively (equivalent to approximately RMB504.2 million and RMB109.1 million, respectively).

As of December 31, 2018 and 2019, the Group had approximately RMB74.4 million and RMB91.9 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 12.9% and 47.4% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2018 and 2019, the Company had a restricted cash balance approximately nil and RMB1.5 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services to facilitate auto loan applications.

j)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity. Refer to Note 4 for details.

k)	Time deposits

Time deposits mainly represent demand deposits placed with banks with original maturities of more than three months but within one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive loss during the periods.

l)	Property, equipment and software, net

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

TUANCHE LIMITED

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

In accordance with ASU 2016-01, for investments in equity instruments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost less impairment accounting is applied. Gain or losses are realized when such investment is sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

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

As of December 31, 2018 and 2019, other non-current assets comprises mainly prepayments for the purchases of softwares.

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

As of December 31, 2018 and 2019, upfront issuance costs of RMB0.7 million and nil were included in other non-current assets, respectively.

TUANCHE LIMITED

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

Special promotion events revenue

The Group provides integrated services to support auto dealers’ own special promotion events during a specific period. The services include event planning and execution, marketing, training and onsite coaching, etc. The Group charges a fixed service fee per special promotion event. The Group has identified one performance obligation as the individual service promised in service contracts are not distinct individually. As the Group has control of the service and discretion in establishing the price of the fee to auto dealers, it is considered to be a principal in accordance with ASC 606. The special promotion events revenue is recognized over the period of the contract when the services are provided.

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

q)	Revenue recognition (Continued)

Online marketing services revenue

The Group's online marketing services revenue primarily include (i) demand-side platform services and (ii) marketing information services.

The demand-side platform services generate revenue through (1) online advertising services and (2) advertising space resale services. For the advertising services, the Group provides advertising spaces on the website to customers and recognize the service fees received as revenue on a straight-line basis over the period of the service period. Under the advertising space resale services, the Group purchases advertising spaces wholesale from suppliers such as search engines and other online advertising channels and resell those spaces to the customers. The customers pay the Group a membership fee to access these spaces. The Group recognizes the membership fee on a straight-line basis over the membership period, which is usually one year. Because the Group does not have discretion over the price of advertisement charged by suppliers, who are the primary obligors for providing the advertising services, revenue from advertising space resale services is recognized on a net basis.

For the marketing information services, the Group generates consumers’ demand information through its online channels and provides to the industry customers upon consumers' consent. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

r)	Cost of revenues

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs, direct labor costs and other direct costs.

s)	Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance the Group's websites and platform of applications.

t)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group's sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, the advertising and promotional expenses were RMB134.2 million, RMB238.0million and RMB291.2 million, respectively.

u)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms. Rental costs for auto show venues incurred by the Group were RMB31 million, RMB67 million and RMB77 million for the years ended December 31, 2017, 2018 and 2019, respectively. Rental expenses for office space incurred by the Group were RMB6.6 million, RMB6.6 million and RMB8.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group has no capital leases for any of the periods presented.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

v)	Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to non-employee in accordance with ASC 505. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB10.8 million, RMB24.6 million and RMB39.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

x)	Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

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

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include preferred shares, share options, convertible loan, warrant and restricted shares granted, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

TUANCHE LIMITED

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

The Company has not appropriated any amount to statutory reserves for the years ended December 31, 2017, 2018 and 2019 as its subsidiaries, VIEs and subsidiaries of VIEs in the PRC are still in accumulated deficit position.

bb)	Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

cc)	Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

dd)	Treasury stock

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

ee)	Segment reporting

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

ff)	Concentrations and Risks

Online advertising and promotional service provider

The Group relied on online advertising and promotional service providers and their affiliates for online advertising and promotional service to support its operations during the years ended December 31, 2017, 2018 and 2019 as follows:

	For the year ended December 31,
	2017	2018	2019
Total number of online advertising and promotional service providers	21	32	25
Number of online service providers that accounted for 10% or more of the Group's online advertising and promotional service	2	2	2
Total percentage of the Group's online advertising and promotional service expenses that were paid to these service providers who accounted for 10% or more of the Group’s online advertising and promotional service expenses	50%	43%	55%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, time deposits and accounts receivable. As of December 31, 2018 and 2019, all of the Group's cash and cash equivalents, restricted cash and time deposits were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There was one customer and no customer had receivable balances exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2018 and 2019, respectively, as follows:

	For the year ended December 31,
	2018	2019
Customer A	22%	5%

gg)	Recently issued accounting pronouncements

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

gg)	Recently issued accounting pronouncements (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Further, as a clarification of the new guidance, the FASB issued several amendments and updates. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Group will adopt the new lease guidance in its consolidated financial statements for the year ended December 31, 2020. The Group has finalized its analysis and the most significant impact will be the recognition of right-of-use assets and lease liabilities for rental of its office space.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group will adopt the new credit loss guidance beginning January 1, 2021. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Group adopted ASU 2016-15 on January 1, 2019 and the adoption has no material impact on the Group’s consolidated financial statements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

gg)	Recently issued accounting pronouncements (Continued)

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718) "Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group will adopt the new stock compensation guidance beginning January 1, 2020 and the adoption will have no material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt the new fair value measurement guidance beginning January 1, 2020 and the adoption will have no material impact on the Group’s consolidated financial statements.

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

On June 30, 2018, the Company completed the disposal of the Discontinued Business resulting a gain of disposal of RMB0.8 million.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Discontinued operations (Continued)

Results of discontinued operations:
	For the year ended December 31,	For the period from January 1 to June 30,
	2017	2018
	RMB	RMB
Net revenues	17,768	4,807
Cost of revenues	(627)	(280)
Gross profit	17,141	4,527
Operating expenses:
Selling and marketing expenses	(30,065)	(6,800)
General and administrative expenses	(1,077)	(1,368)
Total operating expense	(31,142)	(8,168)
Loss from operations	(14,001)	(3,641)
Other expenses:
Interest expenses, net	(924)	(676)
Gain from disposal of discontinued operations	-	771
Others, net	(52)	(66)
Loss from discontinued operations before income taxes	(14,977)	(3,612)
Income tax expense	-	-
Net loss from discontinued operations	(14,977)	(3,612)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Discontinued operations (Continued)

Cash flows of the discontinued operations:

	For the year ended December 31, 2017	For the period from January 1 to June 30, 2018
	RMB	RMB
Cash flows used in discontinued operations
Net cash used in operating activities	(27,875)	(2,817)
Net cash used in investing activities	(10)	-
Net cash generated from/(used in) financing activities	17,904	(2,513)
Net decrease in cash and cash equivalents	(9,981)	(5,330)

4.	Accounts receivable, net

Accounts and notes receivables are consisted of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB
Notes receivable	3,625	12,209
Accounts receivable, gross	49,121	74,357
Less: allowance for doubtful accounts	(491)	(14,175)
Accounts receivable, net	52,255	72,391

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer's ability to make payments, additional allowances might be required. Notes receivable were 3.6 million and 12.2 million for the years ended December 31, 2018 and 2019, respectively. The prior year figures for notes receivable have been reclassified to conform to current year presentation to facilitate comparison.

Receivable balance are written off when they are determined to be uncollectable. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Balance at the beginning of the period	-	418	491
Additions charged to bad debt expense	418	491	13,684
Write-off of bad debt allowance	-	(418)	-
Balance at the end of the period	418	491	14,175

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2018	December 31, 2019
	RMB	RMB
Receivables due from dealerships	10,661	-
Deductible VAT	4,852	4,056
Deposits	8,637	14,496
Prepaid rental expenses	2,168	1,662
Receivables due from third-party online payment platforms	469	4,755
Staff advances	695	4,131
Prepaid promotion expenses	36,538	54,382
Prepaid service fees	2,574	4,591
Prepaid insurance fees	-	3,648
Bridge loan receivable*	-	100,611
Others	2,225	1,450
Total	68,819	193,782

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Prepayment and other current assets (continued)

* On May, 2019, the Company (the “Purchaser”) entered into a share purchase agreement (the “Agreement”) with, among other parties, Longye International Limited (the “Seller”), a company incorporated in the Cayman Islands, to acquire its entire entity interest for a total consideration of U.S.-dollar equivalent of RMB200,000,000 in the form of cash and the Company’s securities in aggregate. According to the Agreement, the Purchaser shall pay RMB100,000,000 equivalent in USD as a bridge loan to the Seller. Subject to the customary closing conditions, the Company will credit this bridge loan to the cash portion of the purchase price.

6.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2018	December 31, 2019
	RMB	RMB
Furniture and electronic equipment	4,304	5,398
Vehicles	426	425
Software	10,850	18,948
Leasehold improvement	-	2,874
Total property, equipment and software	15,580	27,645
Less: accumulated depreciation – Furniture, electronic equipment and vehicles	(3,283)	(3,502)
accumulated amortization - Software	(661)	(3,435)
accumulated amortization - Leasehold improvement	-	(348)
Property, equipment and software, net	11,636	20,360

Depreciation expenses of property, equipment and software were RMB1.0 million, RMB1.1 million and RMB3.5 million for the years ended December 31, 2017, 2018 and 2019, respectively. Amortization expenses of leasehold improvement were nil, nil and RMB0.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. No impairment charge was recognized for any of the periods presented.

Based on the current amount of property, equipment and software subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2020: RMB5.5 million, 2021: RMB5.3 million, 2022: RMB4.5 million, 2023: RMB3.4 million and 2024: RMB1.0 million.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Long- term investments

As of December 31, 2018 and 2019, long-term investments include equity investments in privately held companies.

a)       Equity investments without readily determinable fair values

The Group carries these investments at cost less impairment as the Group does not have significant influence and the investments do not have a readily determinable fair value. As of December 31, 2019, the carrying value of equity investments at cost less impairment was RMB5.7 million.

b)       Equity investments accounted for using the equity method

On September 3, 2018, TuanChe Internet invested RMB4.0 million in cash for a 40% equity interest in Shanghai Three Drivers Culture Media Co., Limited ("STDC") that operates a car media business. TuanChe Internet applies the equity method of accounting to account for its equity investment in common stock of STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2019, the carrying value of equity investment for using equity method was RMB2.2 million.

Impairment provision made for the years ended December 31, 2017, 2018 and 2019 was nil, nil and RMB1.0 million respectively.

For the year ended December 31, 2019, the Group made impairment provision of RMB1.0 million for one of its equity investments without readily determinable fair values.

8.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

China

Under the Enterprise Income Tax Law of the PRC, the Group’s Chinese subsidiaries and VIEs are subject to an income tax of 25%.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company's effective income tax rate for the years ended December 31, 2017, 2018 and 2019:

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8.	Taxation (Continued)

a)	Income taxes (Continued)

	For the year ended December 31,
	2017	2018	2019
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	(11.5)	(10.4)	(10.0)
Change in valuation allowance	(13.5)	(14.6)	(15.0)
Effective income tax rate	-	-	-

As of December 31, 2019, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2020	34,177
Loss expiring in 2021	15,037
Loss expiring in 2022	19,771
Loss expiring in 2023	61,016
Loss expiring in 2024	29,343
159,344

b)	Sales tax

The Group's subsidiaries and VIEs incorporated in China are mainly subject to 6% VAT for services rendered.

c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	25,473	43,262
Accrued expense and other payables	5,303	6,615
Net operating tax loss carry forwards	31,938	39,836
Total deferred tax assets	62,714	89,713
Less: valuation allowance	(62,714)	(89,713)
Net deferred tax assets	-	-

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Addition	Balance at December 31
	RMB	RMB	RMB
2017	(39,613)	(8,942)	(48,555)
2018	(48,555)	(14,159)	(62,714)
2019	(62,714)	(26,999)	(89,713)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8.	Taxation (Continued)

d)	Withholding income tax

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

As of December 31, 2018 and 2019, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

9.	Other taxes payable

The following is a summary of other taxes payable as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB	RMB
Withholding individual income taxes for employees	4,268	9,727
VAT payables	11,728	12,105
Others	978	662
Total	16,974	22,494

10.	Short-term and long-term borrowings

The following table summarizes the Group's outstanding short-term and long-term borrowings which were fully repaid as of December 31, 2018:

Short-term borrowings	Maturity date	Principal amount	Interest rate per annum	Name of bank
Term loan
Loan I(a)	March 30, 2018	9,944	7.25%	SPD Silicon Valley Bank loan

Revolving loan
Loan II(a)	December 31, 2018 and June 28, 2019	9,945	7.50%	SPD Silicon Valley Bank loan
Secured loan
Loan III(b)	December 28, 2018	10,000	4.35%	SPD Silicon Valley Bank loan

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Short-term and long-term borrowings (Continued)

Long-term borrowings	Maturity date	Principal amount	Interest rate per annum	Type
Loan II(a)	June 28, 2019	9,945	7.50%	SPD Silicon Valley Bank loan

(a)	The Group was granted an RMB20.0 million credit facility that was expired on June 30, 2019 for general corporate purposes. Thereinto, RMB10.0 million is allocated to a term loan facility and RMB10.0 million is a revolving loan credit facility. The credit facility was guaranteed by the Company.

There were two financial covenants for the credit facility as follows: (i) new equity financing round: to close a new equity financing round representing investment of no less than RMB50.0 million from the investors no later than June 30, 2017; (ii) minimum quarterly gross profit: to meet gross profit for 2017 Q1 of RMB20.0 million, 2017 Q2 of RMB28.0 million, 2017 Q3 of RMB32.0 million, 2017 Q4 of RMB35.0 million and 2018 Q1 of RMB25.0 million.

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

The Group was in compliance with the covenants of the above credit facility for the year ended December 31, 2018.

Term loan

Loan I:

Under the term loan facility, the Group drew down RMB8.0 million and RMB1.9 million on April 1, 2017 and July 21, 2017, respectively. The interest is payable on a monthly basis and the principal will be due upon maturity. These loans were repaid on March 30, 2018.

Revolving loan

Loan II:

Under the revolving loan facility, the Group drew down RMB1.6 million, RMB5.9 million and RMB2.5 million on July 31, August 7 and September 12, 2017, respectively. The principal and interest is payable on a monthly basis. These loans will be repaid by equivalent installment of principal in each month until June 28, 2019. These loans were repaid in the fourth quarter of 2018 in advance.

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Other current liabilities

The following is a summary of other current liabilities as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB	RMB
Professional service fee	10,238	5,741
Online promotional expense payables	9,554	28,595
Software purchases payables	2,760	-
Tickets printing&delivery payables	2,450	1,271
Advertising expenses	8,611	1,798
Others	2,813	3,508
Total	36,426	40,913

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares

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

Series C+ financing

In June 2017, the Company raised an aggregate of US$8,682,770 from the issuance of 2,175,611, 725,204, 1,450,408, 1,910,912, 823,106, 166,797 and 5,341,517 Series C+ preferred shares of the Company to K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership and AlphaX Partners Fund I, L.P., respectively. In addition, Puhua’s convertible loans of RMB30.0 million was converted into 6,261,743 Series C+ preferred shares.

Series C-4 financing

In June 2018, the August 2017 Loan of US$6.3 million plus its accrued interests were converted into 7,569,628 Series C-4 preferred shares.

Series D-1 financing

In June 2018, the Company raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares of the Company to ACEE Capital Ltd. and Honour Depot Limited, respectively.

Series D-2 financing

In September 2018, the Company raised US$50.0 million from the issuance of 20,630,925 Series D-2 preferred shares of the Company to Beijing Z-Park Fund.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.	Employee Benefits

The Company's subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company's Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group's employee welfare benefits expenses for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Medical and welfare defined contribution plan	8,504	21,869	38,183
Other employee benefits	2,340	2,741	969
Total	10,844	24,610	39,152

14.	Share-based Compensation

(a)	Description of stock option plan

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

The Company has replaced these share options with restricted shares for all employees and non-employees on June 15, 2018 (Note 14(d)).

(b)	Valuation assumptions

The Group historically uses binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	2017	2018	2019
Expected volatility	57.90%-59.70%	57.30%	Not applicable
Weighted average volatility	58.44%	57.30%	Not applicable
Expected dividends	-	-	Not applicable
Risk-free rate	2.60%-3.18%	3.10%	Not applicable
Contractual term (in years)	10	10	Not applicable
Enterprise value	US$0.32-US$0.65	US$0.65	Not applicable

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(c)	Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2017, 2018 and 2019.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2017	18,892	1,637	20,529	0.43	1.39	9,975
Granted	60	-	60	0.42	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,877)	-	(1,877)	0.94	-	-
Outstanding at December 31, 2017	17,075	1,637	18,712	0.37	0.72	8,951
Granted	205	-	205	1.00	-	-
Exercised	-	-	-	-	-	-
Forfeited	(3,443)	-	(3,443)	0.12	-	-
Replaced by restricted shares	(13,837)	(1,637)	(15,474)	(0.43)	-	-
Outstanding at December 31, 2018 and 2019	-	-	-	-	-	-
Exercisable as of December 31, 2017	10,606	1,424	12,030	0.28	0.39	5,293
Exercisable as of December 31, 2018 and 2019	-	-	-	-	-	-

The weighted average grant date fair value of options granted for the years ended December 31, 2017 and 2018 was RMB0.4851 and RMB1.8692 per option, respectively.

No options were exercised for the years ended December 31, 2018 and 2019.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(d)	Share option replacement

In June 2018, the directors of the Company (the “Directors”) approved the TuanChe Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars which is a VIE of the Company for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and non-employees of the Company shall be replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type 1) modification. The Company has recognized the portion of incremental value of RMB10.7 million as expenses immediately for those vested share options; the portion of the incremental value of RMB3.7 million as the result of the replacement for unvested share options will be recognized as expenses over the remaining vesting periods of 1 to 4 years.

For years ended December 31, 2018 and 2019, the Company has granted 24,407,184 (including the abovementioned 13,740,480 restricted shares granted to replace the 15,473,653 share options on June 15, 2018) and 11,527,950 restricted shares to its employees. The total fair value of RMB109.0 million and RMB112.6 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
		US$
Outstanding as of January 1, 2018	-	-
Granted	24,407,184	1.595
Vested	(12,917,926)	1.595
Outstanding as of December 31, 2018	11,489,258	1.595
Granted	11,527,950	1.440
Forfeit	(733,764)	1.593
Vested	(13,070,570)	1.623
Outstanding as of December 31, 2019	9,212,874	1.364

For the year ended December 31, 2018, total share-based compensation expenses recognized by the Group for the share options and restricted shares granted were RMB0.6million and RMB71.2million, respectively. For the year ended December 31, 2019, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB110.0 million.

As of December 31, 2018 and 2019, there were RMB77.0 million and RMB79.5 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 2.54 years.

(e)	Super voting right

On June 13, 2018, the Company changed its capital structure to re-designate its ordinary shares into Class A ordinary shares and Class B ordinary shares. The effect of this re-designation has been accounted for retroactively for all periods presented. Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Company holds Class B ordinary shares through his British Virgin Islands (“BVI”) company and each Class B ordinary share carries fifteen (15) votes at meetings of shareholders. Upon further transfer of Class B ordinary shares by Mr. Wei Wen to anyone, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares.

The grant of the super voting right was authorized by the Board of Directors on June 13, 2018. There are no additional vesting conditions attached to the grant. Accordingly, the Company recognized the incremental value of RMB4.7 million of Class B ordinary shares in general and administrative expenses as share based compensation on the grant date.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(f)	Transfer of ordinary shares

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

(g)	Repurchase of restricted shares from employees

On June 17, 2019, the Company repurchased and reserved 6,358,500 vested restricted shares held by certain employees at the price of US$0.75 per share (US$3.00 per ADSs). The total consideration of US$4.8 million did not exceeded the fair value of the vested restricted shares at repurchase date, the repurchase of restricted shares has been accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheet without any additional compensation cost incurred.

The Company concluded repurchase of restricted shares from employees was an isolated case that was not considered as frequent, and the likelihood to recur is remote. Since there is no repurchase obligation in the Company’s Share Incentive Plan, the Company’s such repurchase action does not prevent the awards from being equity-classified.

15.	Ordinary shares

On November 20, 2018, the Company completed its initial public offering on the NASDAQ Capital Market. In this offering, the Company issued and sold to the public 2,600,000 ADS, representing 10,400,000 Class A ordinary shares, at a price of US$7.80 per ADS. The aggregate proceeds the Company received from this offering, net of issuance costs, were approximately RMB 103.4 million (US$15.0 million).

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

On June 17, 2019, the Company announced that its board of directors authorized a share repurchase program of up to US$20 million of the Company’s outstanding ADSs within the next twelve months. As of December 31, 2019, the Company has repurchased approximately 1,710,952 ordinary shares (equivalent to 427,738 ADSs) on the open market in a total consideration of approximately RMB15.1 million (equivalent to US$2.0 million), at an average price of US$1.16 per share (US$4.65 per ADSs). The repurchased shares has been reserved and accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheet.

The Company agreed to issue 80,000 ordinary shares (20,000 ADSs) to a nonemployee for the provision of consulting services from August 2019 to August 2020 The equity award granted to the nonemployee is fully vested and non-forfeiture at the date of grant. The share-based compensation to this nonemployee was therefore accounted for based on the fair value of the equity instrument granted and recognized in the consolidated statement of comprehensive loss for the year ended December 31, 2019 at the date of grant.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2017, 2018 and 2019, the potential preferred shares, share options, convertible loan, warrant and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holder of preferred shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
Numerator :
Net loss from continuing operations	(75,694)	(75,088)	(251,299)
Net loss from discontinued operations	(14,977)	(3,612)	-
Total net loss	(90,671)	(78,700)	(251,299)
Net loss from continuing operations	(75,694)	(75,088)	(251,299)
Less: Accretions to pre-IPO preferred shares redemption value	(20,945)	(35,066)	-
Net loss attributable to TuanChe Limited's shareholders from continuing operations	(96,639)	(110,154)	(251,299)
Net loss attributable to TuanChe Limited's shareholders from discontinued operations	(14,977)	(3,612)	-
Denominator:
Weighted average number of ordinary shares outstanding, basic	94,870,580	121,938,427	294,922,074
Weighted average number of ordinary shares outstanding, diluted	94,870,580	121,938,427	294,922,074
Basic net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(1.02)	(0.90)	(0.85)
Diluted net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(1.02)	(0.90)	(0.85)
Basic net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.16)	(0.03)	-
Diluted net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.16)	(0.03)	-

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17.	Commitments and Contingencies

(a)	Commitments

The Group leases venue for auto shows and office space under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of December 31, 2019, future minimum lease under non-cancelable operating lease agreements were as follows:

(i)	Venue for auto shows

Total operating lease commitments
2020	1,224
2021	128
Total	1,352

(ii)	Office space

Total operating lease commitments
2020	10,031
2021	5,658
2022	1,534
2023	499
2024	291
Total	18,013

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and 2019.

18.	Related party transactions

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.	Subsequent events

COVID-19 pandemic

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. The Group, as well as its suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, the Group cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. The Group expects to continue to reduce the number of offline events in the coming months, as the Chinese government has issued guidelines to continue to curb indoor public gatherings. In addition, the spread of COVID-19 may continue to cause a general slowdown of the Chinese economy in 2020 and beyond, leading to a further slump in the demand for automobiles in China. The reduction in the number of auto shows and special promotion events, combined with a sustained decline in demand in the near future, could materially and adversely affect the Group’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of the industry customers have also been disrupted, the Group has experienced a delay in collecting the accounts receivable due to the COVID-19 pandemic, which could materially and adversely affect its liquidity. In response to the material impact of the COVID-19 pandemic, the Group has implemented measures to adjust the pace of its operation expansion, conserve resources such as furlough arrangements, scaling back the Group’s recruitment budget and employee size and may resort to other costs cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. The Group is closely monitoring the development of the COVID-19 pandemic and continuously evaluating its impact on the Group’s business, results of operations, financial condition and cash flows, the severity of which will depend on the duration of the pandemic and the government’s responsive measures. For the first quarter of 2020, the Company expects net revenues to range from approximately RMB9.0 million to RMB10.0 million, representing a year-over-year approximate decrease of 92.7% to 91.9%, mainly due to cancellation of offline events in February and March as a result of the COVID-19 pandemic.

Acquisition of Longye International

The closing of the acquisition transaction (the “Closing”) pursuant to the share purchase agreement (the “Agreement”) with, among other parties, Longye International Limited, a company incorporated in the Cayman Islands (“Longye”), took place on January 13, 2020 (the “Closing Date”). Following the Closing, the Company has acquired the entire equity interest in Longye for a consideration of RMB200 million in the form of a combination of cash and the Company’s securities. The Company had extended a bridge loan of an amount of U.S. dollar equivalent to RMB100 million upon the execution of the Agreement and other related documents. On the Closing Date, the Company credited this bridge loan to the cash portion of the purchase price, and issued 8,366,444 Class A ordinary shares of the Company (“Consideration Shares”) to the selling shareholders of Longye in satisfaction of the securities portion of the total consideration. The Consideration Shares are calculated by dividing a US-dollar equivalent of RMB100 million by the average closing price of the Company’s Class A ordinary shares (as represented by American depositary shares) during the thirty-day period ended on May 10, 2019. As of the Closing Date, 20% of the Consideration Shares had fully vested, while the remaining Consideration Shares remain subject to contractual restrictions on transfer. On January 1, 2021, and January 1, 2022, the contractual restrictions related to 30% and 50% of the total Consideration Shares will be lifted, respectively. The above 100% equity interest acquisitions are accounted for as a business combination. The Group is in process of determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities with the assistance from an independent valuation firm. Through the date on which the financial statements were issued, the valuation report for the acquisition is not finished and the initial accounting for the business combination were incomplete.

TUANCHE LIMITED

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

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has two operating segments-Continuing Business and Discontinued Business in 2017 and 2018.

The Company’s one segment is auto shows, group-purchase facilitation, special promotion events and virtual dealership, online marketing services and others (the “segment”).

The Company disposed of its electric vehicle sales facilitation business in June 2018. This is the Discontinued Business and the results of this segment are included as discontinued operations for the years ended December 31, 2017 and 2018.

Key revenue streams of the segment are as below:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Offline Marketing Services:
Auto shows	263,927	644,252	603,407
Special promotion events	-	-	19,772
Group-purchase facilitation	16,739	-	-
Virtual dealership, online marketing services and others	-	6,761	21,594
Total	280,666	651,013	644,773

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

21.	Fair Value Measurement

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.	Fair Value Measurement (Continued)

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company's warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016 and 2017. In 2018, the Company transferred the warrant out of level 3 to mezzanine as China Equities has effected a net cashless exchange of the warrant for 483,702 Series C-2 convertible redeemable preferred shares on September 29, 2018.

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

22.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB139.9 million and RMB 183.0 million as of December 31, 2018 and December 31, 2019 respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company's shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 23) for the years ended December 31, 2017, 2018 and 2019. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” and subsidiaries of VIEs’ loss are presented as “Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs” on the Condensed statements of operations and comprehensive loss.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Additional Information — Condensed Financial Information of the Parent Company

Condensed statements of operations and comprehensive loss:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing expenses	-	(1,511)	(256)	(37)
General and administrative expenses	(1,600)	(12,936)	(19,801)	(2,844)
Research and development expenses	-	(84)	(422)	(61)
Total operating expenses	(1,600)	(14,531)	(20,479)	(2,942)
Interest (expenses)/income, net	(657)	(1,470)	6,142	883
Change in fair value of warrant	(1,390)	(3,843)	-	-
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(87,023)	(58,864)	(235,804)	(33,871)
Others, net	(1)	8	(499)	(72)
Net loss attributable to ordinary shareholders	(90,671)	(78,700)	(250,640)	(36,002)
Accretions to preferred shares redemption value	(20,945)	(35,066)	-	-
Net loss	(111,616)	(113,766)	(250,640)	(36,002)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(1,367)	3,401	9,771	1,404
Total comprehensive loss	(112,983)	(110,365)	(240,869)	(34,598)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Additional Information — Condensed Financial Information of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	458,936	102,002	14,652
Time deposits	-	69,762	10,021
Prepayment and other current assets	-	104,572	15,021
Receivables due from subsidiaries, VIEs and subsidiaries of VIEs	108,066	110,348	15,850
Total current assets	567,002	386,684	55,544
Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	39,157	46,087	6,620
Other non-current assets	644	-	-
Total non-current assets	39,801	46,087	6,620
TOTAL ASSETS	606,803	432,771	62,164
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other taxs payable	-	6,654	956
Other current liabilities	-	325	47
Payables due to subsidiaries, VIEs and subsidiaries of VIEs	4,813	-	-
Total current liabilities	4,813	6,979	1,003
Non-current liabilities:
Other non-current liabilities	-	2,158	309
Total non-current liabilities	-	2,158	309
TOTAL LIABILITIES	4,813	9,137	1,312
SHAREHOLDERS’ EQUITY
Class A ordinary shares	166	173	25
Class B ordinary shares	35	35	5
Treasury stock	-	(47,888)	(6,879)
Additional paid-in capital	1,077,183	1,187,577	170,585
Accumulated deficit	(468,026)	(718,666)	(103,229)
Accumulated other comprehensive (loss)/income	(7,368)	2,403	345
TOTAL SHAREHOLDERS' EQUITY	601,990	423,634	60,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	606,803	432,771	62,164

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Additional Information — Condensed Financial Information of the Parent Company (Continued)

Condensed statements of cash flows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(6,466)	(9,640)	(3,086)	(442)
Cash flows from investing activities:
Cash paid for investments in subsidiaries, VIEs and subsidiaries of VIEs	(47,002)	(201,744)	(151,006)	(21,691)
Cash payment of time deposits	-	-	(69,762)	(10,021)
Cash payment of bridge loan	-	-	(99,148)	(14,242)
Net cash used in investing activities	(47,002)	(201,744)	(319,916)	(45,954)
Cash flows from financing activities:
Cash payments for repurchase of restricted shares from employees	-	-	(26,228)	(3,767)
Cash payments for repurchase of shares	-	-	(13,749)	(1,975)
Cash received from convertible loans	41,165	-	-	-
Proceeds from issuance of Series C+ convertible redeemable preferred shares	59,091	-	-	-
Payments of issuance cost for Series C+ convertible redeemable preferred shares	(449)	-	-	-
Proceeds from issuance of Series D-1 convertible redeemable preferred shares	-	151,118	-	-
Payment of issuance cost for Series D-1 convertible redeemable preferred shares	-	(307)	-	-
Proceeds from issuance of Series D-2 convertible redeemable preferred shares	-	359,834	-	-
Payment of issuance cost for Series D-2 convertible redeemable preferred shares	-	(1,267)	-	-
Proceeds of initial public offering, net of issuance costs	-	103,372	-	-
Cash received from the depositary bank	-	-	2,732	392
Net cash generated from/(used in) financing activities	99,807	612,750	(37,245)	(5,350)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(981)	12,134	3,313	476
Net increase/(decrease) in cash, cash equivalents and restricted cash	45,358	413,500	(356,934)	(51,270)
Cash, cash equivalents and restricted cash at the beginning of year	78	45,436	458,936	65,922
Cash, cash equivalents and restricted cash at the end of year	45,436	458,936	102,002	14,652

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed balance sheets as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ loss are presented as “Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs” on the Condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.