Form 20-F
period 2020-12-31
TuanChe Ltd
filed 2021-05-14
CIK 1743340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report_______

For the transition period from _________________ to _______________________

Commission file number: 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Island

(Jurisdiction of incorporation)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing 100038

The People’s Republic of China

  (Address of principal executive offices)

Mr. Chenxi Yu, Deputy Chief Financial Officer

9F, Ruihai Building, No. 21 Yangfangdian Road

  Haidian District Beijing 100038

  The People’s Republic of China

Telephone: (86-10)6398-2942

E-mail: chenxi.yu@tuanche.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 16 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share	TC	Nasdaq Capital Market

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

Class A ordinary shares, par value US$0.0001 each	268,202,667 shares issued; 266,571,715 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.       Yes ☐  No ☒

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).        Yes ☐  No ☒

 i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

•	“ADSs” refers to American depositary shares, each of which represents 16 Class A ordinary shares;

•	“auto dealer(s)” refers to both franchised dealers and secondary dealers;

•	“CAGR” refers to compound annual growth rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;

•	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;

•	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;

•	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America; and

•	“we,” “us,” “our,” “our company,” or “TuanChe” refers to TuanChe Limited, its subsidiaries and its consolidated affiliated entities.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2018, 2019 and 2020 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Not applicable.

A.            Selected Financial Data

We have derived the selected consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, the selected consolidated balance sheet data as of December 31, 2019 and 2020, and the selected consolidated statements of cash flows data for the year ended December 31, 2018, 2019 and 2020 from our audited consolidated financial statements included in this annual report. The selected consolidated statement of comprehensive income data for the year ended December 31, 2016 and 2017, the consolidated balance sheet data as of December 31, 2016 and 2017, and the selected consolidated statements of cash flows data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net revenues	117,353	280,666	651,013	644,773	330,228	50,609
Cost of revenues	(17,748)	(85,742)	(183,369)	(186,541)	(88,801)	(13,609)
Gross profit	99,605	194,924	467,644	458,232	241,427	37,000
Total operating expenses	(180,700)	(266,665)	(535,681)	(719,269)	(412,752)	(63,258)
Net loss from continuing operations	(81,508)	(75,694)	(75,088)	(251,299)	(163,478)	(25,056)
Net loss from discontinued operations	(5,060)	(14,977)	(3,612)	—	—	—
Net loss	(86,568)	(90,671)	(78,700)	(251,299)	(163,478)	(25,056)
Accretion to pre-IPO preferred shares redemption value	(16,905)	(20,945)	(35,066)	—	—	—
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(103,156)	(112,983)	(110,365)	(242,224)	(169,887)	(26,038)
Comprehensive loss attributable to non-controlling interest	—	—	—	(659)	(444)	(68)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(1.10)	(1.02)	(0.90)	(0.85)	(0.54)	(0.08)
Diluted	(1.10)	(1.02)	(0.90)	(0.85)	(0.54)	(0.08)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.06)	(0.16)	(0.03)	—	—	—
Diluted	(0.06)	(0.16)	(0.03)	—	—	—
Weighted average number of ordinary shares
Basic	89,423,362	94,870,580	121,938,427	294,922,074	304,439,440	304,439,440
Diluted	89,423,362	94,870,580	121,938,427	294,922,074	304,439,440	304,439,440
Non-GAAP Financial Data(1)
Adjusted EBITDA	(81,684)	(84,004)	7,482	(143,868)	(141,097)	(21,625)
Adjusted net (loss)/income	(84,268)	(87,385)	3,276	(140,331)	(145,797)	(22,346)

(1) See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-GAAP Financial Measures.”

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	24,785	66,695	578,558	193,920	109,916	16,845
Restricted Cash	—	11,108	—	1,529	29,829	4,571
Accounts receivable, net	4,871	8,467	52,255	72,391	66,126	10,134
Prepayment and other current assets	14,740	16,181	68,819	193,782	59,856	9,173
Total assets	49,375	112,835	725,925	567,195	474,407	72,704
Total liabilities	112,982	176,797	123,935	144,220	187,346	28,711
Total mezzanine equity	226,488	336,073	—	—	—	—
Total shareholders’ (deficit)/equity	(290,095)	(400,035)	601,990	422,975	287,061	43,993
Total liabilities, mezzanine equity and shareholders’ deficit/equity	49,375	112,835	725,925	567,195	474,407	72,704

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(54,092)	(59,662)	(53,338)	(161,806)	(88,854)	(13,618)
Net cash generated from/(used in) investing activities	14,969	(4,272)	(20,746)	(187,548)	37,698	5,777
Net cash generated from/(used in) financing activities	52,477	117,954	562,126	(37,245)	(63)	(10)
Effect of exchange rate effect on cash, cash equivalents and restricted cash	26	(1,002)	12,713	3,490	(4,485)	(687)
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,380	53,018	500,755	(383,109)	(55,704)	(8,538)
Cash and cash equivalents, and restricted cash at beginning of the period	11,405	24,785	77,803	578,558	195,449	29,954
Cash and cash equivalents, and restricted cash at end of the period	24,785	77,803	578,558	195,449	139,745	21,416

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

•	our reliance on China’s automotive industry for our net revenues and future growth;

•	material and adverse impact from the COVID-19 pandemic on our business operations;.

•	our dependence on collaboration with our industry customers;

•	our ability to attract and retain automobile consumers;

•	our net losses in the past and ability to generate net income;

•	liquidity risks in the operation and expansion of our business;

•	our evolving business focuses which may make it difficult to evaluate our business by comparing our results of operations from period to period, or to predict the profitability of certain of our business lines due to their limited operating history;

Risks Related to Our Corporate Structure

•	the agreements that establish the structure for operating some of our operations in China to be found not compliant with PRC regulations relating to the relevant industries;

•	uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law;

•	the risk of losing the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding;

•	failure of the custodians or authorized users of our controlling non-tangible assets, including chops and seals, to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected;

Risks Related to Doing Business in China

•	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

•	uncertainties with respect to the PRC legal system;

•	us being classified as a PRC resident enterprise for PRC enterprise income tax purposes;

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion delaying or preventing us from using the proceeds of our initial offering;

•	our ADSs being delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China;

Risks Related to Our Ordinary Shares and ADSs

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

•	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

•	Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of our ADSs.

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. Since 2010, the Beijing municipal government has issued the interim regulations, which were amended from time to time, to control the quantity of small passenger cars in the city. Pursuant to the latest Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing and the Implementing Rules of the Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing (Revised in 2020), both of which were came into force on January 1, 2021, the city imposes an annual quota on the issuance of new vehicle registration plates. The annual car license plate quota in 2021 has been further reduced to 100,000, down from 150,000 in 2017. Some other cities in China, including Tianjin, Hangzhou, and Shenzhen, have also implemented certain interim provisions to control the quantity of small cars in the cities. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, as well as our suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We continued to reduce the number of offline events in the first half of 2020, as the Chinese government has issued guidelines to continue to curb indoor public gatherings. For example, on April 6, 2020, the State Council promulgated a notice pursuant to which the various shows and fairs shall be temporarily suspended due to the COVID-19 pandemic. As the COVID-19 pandemic became largely under control in China, we saw a rapid pick-up of the number of auto shows we held in the second half of 2020. However, regional outbreaks may occur from time to time, causing us to have no choice but cancel our auto shows and special promotion events. For example, in January and February 2021, we were forced to cancel two auto shows due to a regional COVID-19 outbreak in Hebei province. In addition, the spread of COVID-19 may continue to cause a general slowdown of the Chinese economy in 2020 and beyond, leading to a further slump in the demand for automobiles in China. Furthermore, as the business operations of our industry customers have also been severely disrupted, we continue to experience a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size in 2020. As the COVID-19 pandemic has been largely contained, our daily operation has been mostly back to normal with necessary pandemic prevention measures in place, and we have cautiously resumed our recruiting and expansion pace. However, regional outbreaks of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties, and we may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our business, results of operations and financial condition. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluate its impact on our business, results of operations, financial condition and liquidity, the severity of which will depend on the duration of the pandemic and the government’s responsive measures.

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

We commenced our business operations in 2010, and only began to generate significant net revenues in 2012 from our group-purchase facilitation business. Our net revenues from continuing operations were, RMB651.0 million, RMB644.8 million and RMB330.2 million (US$50.6 million) in 2018, 2019 and 2020, respectively. We may fail to recapture a sustainable growth rate, which may continue to decrease in the future, especially considering the impact of the COVID-19 pandemic. We experienced net loss attributable to our shareholders of RMB113.8 million ,RMB250.6 million and RMB163.0 million (US$25.0million) in 2018, 2019 and 2020, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

We face liquidity risks in the operation of our businesses. Under our auto show business, we in some cases permit our industry customers to pay us after they attend the offline events we organize. We also in some cases pay service and venue providers in advance. As we undertake to expand our industry customer base to include more automakers, we may offer extended payment periods. Under our virtual dealership business, we purchase automobiles from automakers and franchised dealerships on behalf of secondary dealers. For details of our virtual dealership business model, see “Item 4. Information on the Company—B. Business Overview—Our Services.” We are typically required to pay the full purchase price to automakers and franchised dealerships in order to take delivery of the automobiles. By contracts, we generally require secondary dealers to pay the full purchase price within a certain number of days after submitting the written purchase request. We may allow secondary dealers to pay us for the automobiles after we pay automakers or franchised dealerships, and we may need to use our own cash to pay for the automobiles before receiving payment from secondary dealers. We sometimes provide supply-chain financial support to our secondary dealers to help them pay automakers. Generally, we provide such support on the condition that secondary dealers have already secured sale orders from consumers. We require secondary dealers to offer the automobiles as collaterals. The credit term is usually shorter than one month. If our industry customers fail to pay us within the pre-agreed payment periods, or if we are unable to collect the proceeds from secondary dealers before or shortly after we pay automakers or franchised dealerships, we may have outlay capital, which might impose a strain on our working capital. Further, while we continue to explore opportunities to grow our business, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we have sufficient cash for the next twelve months from the date of this annual report, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. The liquidity risks could materially and adversely affect our business, results of our operations, and financial condition.

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

We host most of our auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Number of outdoor auto shows	118	252	132	210	0	46	103	137

In addition to the recent and fast-evolving COVID-19 pandemic, severe weather conditions may also cause unplanned cancellation of our outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in 2020, we cancelled two auto shows due to weather conditions. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

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

We have historically experienced rapid growth in our auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, and remained stable at RMB644.8 million in 2019. Our net revenue decreased to RMB330.2 million (US$50.6 million) in 2020. We were not able to sustain this level of growth in 2020 due to the impact of COVID-19 that led to cancellation of most of our auto shows and offline events. We may not be able to resume this level of growth in the future due to a number of factors, including, among others, our ability to retain and expand our industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control our expenses and acquire the resources for our future growth as well as macroeconomic factors that are beyond our control. If our operational capabilities fall behind, the quality of our services and efficiency of our operations could suffer, which could harm our brand, results of operations and our overall business.

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

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. For example, the COVID-19 pandemic has caused a general slowdown of the Chinese economy in 2020, and in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and as a result, our industry customers may also defer, reduce or cancel purchasing our services. In addition, although the government-mandated quarantine measures against the COVID-19 pandemic has largely been lifted in China, normal economic activities in China, including production, transportation and sales of automobiles, may be disrupted if there is any regional outbreak of COVID-19. The continued spread of the COVID-19 pandemic throughout the world also materially and adversely affect the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese economy significantly affect the demand from automakers or auto dealers for our services or change the spending habits of automobile consumers, our business, results of operations, and financial condition may be materially and adversely affected. See “—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We organized auto shows in 172 cities across China in 2020, and we had sales representatives located in 126 cities as of December 31, 2020. We plan to expand our operations to more cities and counties in China. Geographic expansion is particularly important for us to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience when entering into new markets in China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our business, results of operations, and financial condition may be materially and adversely affected.

We may be subject to administrative penalties if we fail to register our premises as branches.

Under the PRC laws and regulations, a company is required to register a branch, whether in the form of a branch office or a subsidiary under the PRC laws, at each of the premises where it conducts business outside its registered domicile. As of the date of this annual report, we have registered certain regional offices, including those in Shenzhen, Chongqing, Xiangtan, Tianjin, Hangzhou, Xi’an, Harbin, and Hefei, as our branches, and we have not yet received any inquiry or investigation from any PRC government authority regarding the absence of any registration. However, we cannot assure you that we will set up all necessary branches in a timely manner due to complex procedural requirements and the relocation of branch offices from time to time, if the PRC regulatory authorities determine that we have failed to complete registration in a timely manner as required by the applicable laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation, which may adversely affect our business, results of operations, and financial condition.

Our cooperation with a commercial bank might be deemed as operating financing guarantee business in violation of relevant financing guarantee regulations in China.

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. With respect to our cooperation with the commercial bank, we are required to compensate the bank for the principal loan amount and interest of such auto loan upon the occurrence of certain events of default by the referred customers. The specified events of default by referred customers, include the failure to timely complete the vehicle mortgage registration within a certain period of time or the repayment of the first three installment of loan becoming overdue for more than thirty days. Therefore, such cooperation might be deemed as operating financing guarantee business without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by CBIRC and other eight PRC regulatory agencies and became effective on October 9, 2019.

Pursuant to the Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities if such operation constitutes a crime.

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

As of the date of this annual report, we have not been subject to any fine or other penalties with regard to our cooperation with the commercial bank. However, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions remain unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our arrangements with the commercial bank.

Nevertheless, we have been taking necessary measures to fully comply with the foregoing laws and regulations on financing guarantee business. According to the cooperation agreement with the commercial bank, our cooperation will expire in October 2021, which will allow us to exit the cooperation unless both parties agree otherwise. We cannot assure you that we will not be subject to penalties for our past operation of such business. To the extent any of the foregoing were to occur, our business, results of operations and financial condition could be adversely affected.

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

Our management has concluded that, as of December 31, 2020, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to two material weaknesses. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends.

To remedy the first material weakness, we have begun to, and will continue to (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

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

Historically we relied upon certain advertising service providers to advertise our service offerings. Our two largest advertising service providers accounted for approximately 55% and 43% of our total advertising expenses in 2019 and 2020, respectively. Our agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major advertising service providers terminate or refuse to renew their agreements with us, and we are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

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

We have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our current operations, except that we may need to obtain certain permits each time before we hold an offline event. See “—Our failure to obtain necessary permits for our offline events may subject us to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that we will be able to satisfy such regulatory requirements and as a result we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we fail to do so, we may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, TuanChe Internet has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2023, Drive New Media has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2024, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. However, as we provide mobile applications to mobile device users, it is uncertain if we will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the special management measures for the entry of foreign investment (as amended), or the Negative List, and other applicable laws and regulations.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. Due to these restrictions, we carry out our value-added telecommunication business in China through TuanChe Internet, Drive New Media, Internet Drive Technology and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema, our wholly owned subsidiary in China, or WFOEs, entered into a series of contractual arrangements with our VIEs and their respective shareholders, in order to (1) exercise effective control over our consolidated affiliated entities, (2) receive substantially all of the economic benefits of our consolidated affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our consolidated affiliated entities to operate our value-added telecommunication business. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate the financial results of our consolidated affiliated entities under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for details.

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

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs and their subsidiaries hold substantially all of our assets in China. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops, corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and VIEs and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIEs and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and VIEs and their subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the contractual arrangements with our VIEs and their respective shareholders to operate our value-added telecommunication business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our consolidated affiliated entities accounted for substantially all of our net revenues in 2019 and 2020, and a portion of our net revenues in 2019. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliated entities. Any failure by our consolidated affiliated entities, including our VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIEs owe additional taxes, which could negatively affect our business, financial condition, and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if our WFOEs request the shareholders of our VIEs to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject our WFOEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

As of April 30, 2021, our directors, officers and principal shareholders collectively own an aggregate of 90.9% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, including but without limitations, those affecting the automotive industry in China, could adversely affect the economy in China or our business. For example, the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Commercial Banks Online Lending Measures, in July 2020, and the Circular on Further Regulating the Internet Loan Business of Commercial Banks, or the Circular 24, in February 2021. The Commercial Banks Online Lending Measures, as well as Circular 24, set several rules for commercial banks to collaborate with external institutions on online lending, which may affect our cooperation with Commercial Banks in China.

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

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Moreover, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the anti-monopoly law enforcement agency. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. Furthermore, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited. Moreover, in December 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for Security Review of Foreign Investment, any foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment in Value-added Telecommunication Companies.”

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The four firms appealed to the SEC against this decision and, on February 6, 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is affiliated to one of the four accounting firms above.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, which became effective on May 5, 2021. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The requirements of annual report for foreign issuers have been updated by the SEC to reflect the disclosure requirements, which require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer will not be required to comply with such disclosure requirement until the SEC has identified it as having a “non-inspection” year under a process to be subsequently established by the SEC with appropriate notice. Once identified, such foreign issuer will be required to comply with such disclosure requirement in its annual report for each fiscal year in which it is identified.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Mr. Wei Wen beneficially owns 75.9% of the aggregate voting power of our company as of April 30, 2021. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of our ADSs.

On January 21, 2021, our board of directors received a preliminary non-binding proposal letter from Mr. Wei Wen, our chairman and chief executive officer, proposing a “going-private” transaction. The board is in the process of evaluating this preliminary non-binding proposal as of the date of this annual report. This proposed going-private transaction, once consummated, will result in our delisting from the Nasdaq Capital Market.

Our board intends to form a special committee consisting of independent and disinterested directors to consider the proposal. Our board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

This proposed transaction, whether or not consummated, may divert management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we dispose of assets and pay a special dividend, we expect the market price of our ADSs to fall significantly. Uncertainty about the future direction of our company may inhibit investors from buying our ADSs, which may reduce liquidity in the market for our ADSs. Also, any developments in the proposed transaction, such as our entering into or terminating any definitive agreement, may increase volatility of the trading price of our ADSs.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2020, and we do not expect to be classified as a PFIC for the current fiscal year.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without re-examination of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty and not obtained in a manner and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

We conduct our business through our subsidiaries and consolidated affiliated entities in China. Over the past few years, we underwent a series of restructurings. In particular:

•	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.

•	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd., or TuanYuan, through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd., or TuanChe Internet, based on a series of contractual arrangements.

•	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunication services, we carry out our business in China through our VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements, as revised from time to time, were most recently revised in September 2020. In June 2018, we, through Chema, entered into a series of contractual arrangements with (1) Tansuojixian, and (2) the shareholders of Tansuojixian, to obtain effective control of Tansuojixian and its subsidiaries. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

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

On January 21, 2021, our board of directors received a preliminary non-binding proposal letter from Mr. Wei Wen, our chairman and chief executive officer, proposing a “going-private” transaction. The board is in the process of evaluating this non-binding proposal. Our board intends to form a special committee consisting of independent and disinterested directors to consider the proposal. Our board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

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

We have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we began our group-purchase facilitation service where we gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships, we built through our group-purchase facilitation service and the operational capabilities we accumulated through organizing offline events, we launched our auto show business in the last quarter of 2016. In 2018, 2019 and 2020, we organized 851, 1,055 and 449 auto shows, respectively. In June 2018, we began offering virtual dealership services to further penetrate the automotive industry. The total number of automobiles sales transactions we facilitated increased was 347,398, 354,355 and 140,264 in 2018, 2019 and 2020, respectively. The total GMV of all automobile sales transactions we facilitated was approximately RMB47.5 billion and RMB19.8 billion (US$3.0 billion) in 2019 and 2020, respectively. In January 2019, we commenced our special promotion event services to better support our industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We facilitated 207 special promotion events through our services in 2020.

Historically, we generated our net revenues primarily through our offline events. Starting from 2018, we began to generate net revenue from virtual dealership, online marketing services and others, which amounted to RMB21.6 million and RMB74.9 million (US$11.5 million) in 2019 and 2020, respectively, representing 3.3% and 22.7% of our net revenues for the same periods, respectively. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.”

Our net revenues were RMB651.0 million, RMB644.8 million and RMB330.2 million (US$50.6 million) in 2018, 2019 and 2020, respectively. Our net loss was RMB78.7 million, RMB251.3 million and RMB163.5 million (US$25.1 million) in 2018, 2019 and 2020, respectively. Our net loss from continuing operations was RMB75.1 million, RMB251.3 million and RMB 163.5 million (US$25.1 million) in 2018, 2019 and 2020, respectively. Our adjusted EBITDA was RMB7.5 million, RMB(143.9) million and RMB(141.1) million (US$(21.6) million) in 2018, 2019 and 2020, respectively. We recorded adjusted net loss of RMB(3.3) million, RMB140.3 million and RMB145.8 million (US$22.3 million) in 2018, 2019 and 2020, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The significant increase in our adjusted net loss from 2019 to 2020 was primarily due to increase in fair value loss of guarantee liability, share based compensation expenses and impairment of investment in 2020. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.”

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

Online. Our own online channels consist of our tuanche.com website, our mobile apps, our official WeChat account and WeChat mini-program. As of December 31, 2020, we have created customized city homepages for over 308 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2020, over 23.5 million consumers have entered their information on our online platform. In 2018, 2019 and 2020, the average monthly unique visits to our online platform was 14.4 million, 13.6 million and 4.4 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our mobile apps or subscribe to our official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our offline events. Users may also indicate the brand and model they prefer, which helps us better understand the potential needs of the consumer participants at our offline events.

We also utilize online channels owned by others to attract prospective consumer participants to our offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our offline events.

In 2018, 2019 and 2020, we attracted approximately 6.8 million, 5.8 million, and 3.1 million consumers to sign up for our offline events through our online channels, respectively.

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

As of December 31, 2020, we had served over 13,000 industry customers in China, covering over 110 domestic and international automobile brands. We facilitated the sale of 140,264 automobiles for our industry customers in 2020, with a GMV of approximately RMB19.8 billion (US$3.0 billion). In 2018, our top 20 industry customers collectively contributed to approximately 12.0% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.0%. In 2019, our top 20 industry customers collectively contributed to approximately 12.3% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.1%. In 2020, our top 20 industry customers collectively contributed to approximately 14.6% of our total net revenues from continuing operations with the largest customer accounting for approximately 2.6%.

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

Traditionally, due to inadequate information access, individual automobile consumers often encounter the hassle of bargaining and are rarely confident that they have obtained an optimal price. To solve this problem, before each auto show, we pre-negotiate prices with local participating dealerships and automakers, which then generally offer favorable prices to consumers who purchase automobiles during our auto shows. Our industry customers typically offer the same price to every consumer at a particular auto show who purchases the same brand and model, thus offering consumers transparent pricing. During 2020, consumers who placed purchase orders during our offline events paid on average 4.9% less than the manufacturer suggested retail price. In addition, we also invite industry customers other than auto dealers and automakers in order to provide consumers with value-added services and products, such as insurance products, automobile accessories, and aftermarket services.

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

In 2018, 2019 and 2020, we hosted 851, 1,055 and 449 auto shows across 196, 233 and 172 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2020.

The table below sets forth a breakdown of the number of cities where we have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2018	2019	2020
Tier-1 cities	4	4	4
Tier-2 cities	36	72	42
Tier-3 and below cities	156	157	126
Total	196	233	172

The table below sets forth a breakdown of the number of cities where we have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2018	2019	2020
Tier-1 cities	4	4	4
Tier-2 cities	37	37	33
Tier-3 and below cities	97	107	89
Total	138	148	126

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our industry customers’ special promotion events. In 2019 and 2020, we facilitated 627 and 207 special promotion events through our services, respectively. We typically generate net revenues from industry customers by charging fixed service fees per event.

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

In 2019 and 2020, we facilitated the sales of over 1,878 and 377 automobiles through our virtual dealership services, respectively, with a GMV of over RMB229.5 million and RMB29.1 million (US$4.5 million), respectively. Going forward, we plan to provide financing referral services to secondary dealers which often face a shortage of cash because they need to pay the purchase price of the automobiles before receiving full payment from the consumer. We will also expand our collaboration with aftermarket service providers that offer consumers maintenance and repair services.

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

We did not organize any group-purchase facilitation events in 2018, 2019 and 2020. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

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

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems, or social CRM cloud systems, to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served 15,154 customers.

Referral services

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications.

Sales and Marketing

We believe our brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our sales and marketing team. Our nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our offline events. As of December 31, 2020, we have established relationships with over 13,000 industry customers across China. Our head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2020, we had 610 sales and marketing personnel across China. Depending on the size of the event, we assign two to five salespersons to organize and supervise a particular auto show. Our sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

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

As of the date of this annual report, we hold 167 registered trademarks in China, including our “TuanChe” trademarks. As of the same date, we have 116 registered domain names, including our main website domain names, tuanche.com, as well as 1 artwork copyright and 81 software copyrights in China.

Facilities

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 4,443.1 square meters as of December 31, 2020. In addition, we had strategically established field sales offices in 126 cities as of December 31, 2020 as support and local command centers for our auto shows in the nearby region. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Employees

As of December 31, 2020, we had 769 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2020
Functional Area	Number of employees
Sales and marketing	610
General and administrative	91
Research and development	68
Total	769

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

In December 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020, and the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises were suspended on the same date. Pursuant to the Foreign Investment Information Measures, from January 1, 2020 on, the foreign investors carrying out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting various reports, including the reports related to their establishments, modifications and cancellations, and their annual reports.

In December 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The Foreign Investment Security Review Mechanism, or the Security Review mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of Negative List, or the Negative List (2020 version), was promulgated by MOFCOM and NDRC in June 2020 and became effective in July 2020. The Negative List (2020 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. For example, the Negative List (2020 version) stipulates that the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors.

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

Regulations Relating to Automobile Sales

The sales of new automobiles within the territory of PRC are principally governed by the Administrative Measures for the Automobile Sales, or the Automobile Sales Measures, promulgated by the MOFCOM in April 2017, which became effective in July 2017. Pursuant to the Automobile Sales Measures, the auto dealer shall submit its basic information to the National Automobile Circulation Information Administration System of the MOFCOM for record-filing within 90 days after its establishment, update its filing via the system within 30 days after its filed information is changed, and promptly submit the number and types of automobiles sold and other information as required via such system. The Automobile Sales Measures further stipulate that, among other things, (1) automobile suppliers and dealers shall sell automobiles, spare parts and other related products in conformity with relevant regulations and standards, and shall refrain from the sale of products prohibited by applicable laws and regulations, (2) auto dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services in their business premises, and shall not charge additional fees beyond the expressly indicated prices, (3) auto dealers shall expressly indicate the quality assurance, warranty service and other after-sales service policies of which customers should be aware in their business premises, (4) auto dealers selling household automobiles shall expressly indicate the information of policies of reparation, replacement and return applicable to household automobiles in their business premises; and (5) auto dealers shall maintain an updated and accurate record of information related to automobiles sold and the customers with a record period of no less than 10 years. Any dealer found to be non-compliant with these requirements may potentially be subject to correction order, warning and/or fines.

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

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the Cyberspace Administration of China, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests in July 2020, which requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also sets forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

The Civil Code of PRC, which was promulgated by the NPC in May 2020 and became effective in January 2021, provides that:

(i) the personal information of a natural person shall be protected by law. Personal information shall refer to various types of information recorded electronically or otherwise that can identify a specific natural person either alone or in combination with other information, including the natural persons name, date of birth, identity document number, biometric information, residential address, phone number, email address, health information, and location information;

(ii) the processing of personal information shall include the collection, storage, use, processing, transmission, provision, and disclosure of personal information. The processing of personal information shall be carried out pursuant to the principles of lawfulness, appropriateness and necessity, and excessive processing shall not be allowed. In addition, the following conditions shall be satisfied: (a) the consent of the natural person who is the owner of the personal information or his/her guardian shall be obtained, unless otherwise prescribed by laws and administrative regulations; (b) the rules for information processing shall be made public; (c) the purposes, methods and scope of information processing shall be made public; and (d) the provisions of laws and administrative regulations and the agreements of both parties shall not be violated; and

(iii) an information processor shall not divulge or tamper with the personal information it collects or stores; and, without the consent of a natural person, the information processor shall not illegally provide others with the personal information of the natural person, except for information that is rendered unrecoverable after processing and from which no specific individual may be identified.

An information processor shall take technical and other necessary measures to ensure the security of the personal information it collects and stores, and prevent information from being leaked, tampered with or lost; and, if personal information has been or may be leaked, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural persons concerned in accordance with relevant provisions, and report the situations to competent departments concerned.

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

The Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, promulgated by the PBOC on December 14, 2016 came into force on the same day. The Measures for Financial Consumer Protection provided that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and integrity, conscientiously assume primary responsibilities for protecting the legitimate rights and interests of financial consumers, and fulfill statutory obligations concerning financial consumer protection. They shall establish and improve internal control systems for financial consumer protection. When handling consumer financial information, banks and payment institutions shall follow the principles of legitimacy, justifiability and necessity, and obtain the explicit consent of financial consumers or their guardians. The Measures for Financial Consumer Protection also require banks and payment institutions to protect the personal financial information of consumers, including personal identification information, property information, account information, credit information, financial transaction information and other information that reflects the conditions of a particular individual.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

Regulation Related to Financial Lease

Pursuant to the Administrative Measures of Supervision on Financial Leasing Enterprises formulated by the MOFCOM which became effective on October 1, 2013 (the “Administrative Measures”), financial leasing enterprises shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Administrative Measures also contain regulatory provisions specifically focusing on sale-and-leaseback transactions. The leased assets in sale-and-leaseback transactions must be properties that possess economic functions and produce continuous economic benefits. A financial leasing enterprise shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

In April 2018, the MOFCOM transferred the duties to promulgate rules and regulations on the operations and supervision of financial leasing enterprises to the newly founded China Banking and Insurance Regulatory Commission. It is uncertain whether the change of the authority may lead to changes in the interpretation and application of existing Administrative Measures or how any such changes might affect financial leasing enterprises.

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

In July 2020, the CBIRC implemented the Commercial Banks Online Lending Measure to formulate the regulation regime for online lending business conducted by commercial banks. For example, the Commercial Banks Online Lending Measures set several rules for commercial banks to collaborate with external institutions on online lending, including: (i) commercial banks shall conduct pre-admission assessments on cooperative external institutions and manage such external institutions by a name list; (ii) commercial banks shall not accept any credit enhancement services directly or in disguised form, from third parties without qualification to provide guarantee, credit insurance or guarantee insurance; (iii) the cooperative external institutions (except for an insurance company or an institution with guarantee qualification) shall not charge any interest or expense to the borrower in any form; (iv) commercial banks shall independently conduct the credit approval, contract execution and other core risk control business; (v) the collaboration agreement between the commercial banks and the cooperative external institutions shall be executed in writing and specify the cooperation scope, data confidentiality, transitional arrangement for change or termination of the matters under cooperation, and the commitment of the external institutions for cooperating with the commercial bank in accepting the inspection by the banking regulatory authorities; and (vi) the commercial banks shall fully disclose, in conspicuous place of relevant page, the information of the cooperative external institutions, the information of the cooperative product, as well as rights and responsibilities of the commercial bank and the cooperative external institutions. The Commercial Banks Online Lending Measures set forth a transitional period of these measures, which is two years from the date on which the Commercial Banks Online Lending Measures is implemented. The business newly increased in the transitional period shall comply with the requirement therein, and a plan to rectify the online lending business within such transitional period shall be formulated and submitted to the banking regulatory authority within one month from the implementation date.

In February 2021, the CBIRC promulgated the Circular 24, which sets forth several requirements on the online lending business of the commercial banks, including: (i) the commercial banks shall conduct the risk control measures independently and the core credit assessment and risk control business are prohibited to be outsourced; (ii) except for the commercial banks which have no actual business sites, mainly conduct online business and meet other requirements stipulated by the CBIRC, local commercial banks shall conduct online lending within the jurisdiction where such commercial banks are registered; and (iii) with respect to the online loan business conducted in cooperation with third-party institutions, the capital contribution of cooperative institutions shall not be less than 30% in a single loan.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which was latest amended in February 2010 and took effect in April 2010, or the Copyright Law, and related rules and regulations. A revised Copyright Law was promulgated in November 2020 and will become effective in June 2021. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC that was latest amended in December 2008 and became effective in October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. A revised Patent Law was promulgated in October 2020 and will become effective in June 2021. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications.

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

In April 2020, SAFE promulgated the Circular on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8, which promoted the nationwide reform of facilitating the payments of incomes under the capital accounts. Pursuant to SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the Standing Committee of NPC in July 1994 and amended in December 2018, or the Labor Law, and the Labor Contract Law of PRC, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012, or the Labor Contract Law, employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee for more than a month but less than a year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an employer fails to conclude a written labor contract with a worker within one year as of the date when it employs the worker, it shall be deemed to have concluded an open-ended labor contract with the latter. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010 which became effective in July 2011 and amended in 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 and amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an on-the-job injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report:

(1)	Mr. Zhiwen Lan, Mr. Jianchen Sun, Mr. Qiuhua Xu, Mr. Xingyu Du, Mr. Zijing Zhou, Mr. Zhen Ye, and Lanxi Puhua Juli Equity Investment L.P. hold a 1.1226%, 15.2170%, 0.9972%, 13.2840%, 0.0973%, 0.5836%, and 2.7000% equity interest in TuanChe Internet, respectively.

(2)	Tianjin Hengyuan Chuangxin Automobile Sales Co., Ltd. and Tengzhou Guochuang Automobile Sales & Service Co., Ltd. are in the process of deregistration as of the date of this annual report.

The following table sets out the details of our subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	PRC	100%
Chema Technology (Beijing) Co., Ltd. (“Chema”)	PRC	100%

Major VIEs	Place of Incorporation	Ownership Interest
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Best Cars Limited (“Best Cars”)	British Virgin Islands	100%
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	PRC	100%
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	PRC	100%
Tansuojixian Technology (Beijing) Co., Ltd (“Tansuojixian”)	PRC	100%

Major subsidiaries of VIEs	Place of Incorporation	Ownership Interest
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	PRC	100%
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	PRC	100%
Tianjin Hengyuan Chuangxin Automobile Sales Co., Ltd. (“Tianjin Hengyuan”)	PRC	100%

Our Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. We conduct our operations in the PRC principally through TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian, which are our variable interest entities, or our VIEs, and their subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu or Chema (as applicable), or our WFOEs, with each of our VIEs and their respective shareholders, respectively, which enable us to:

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

A.           Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2018, 2019 and 2020, we hosted 851, 1,055 and 449 auto shows across 196, 233 and 172 cities in China, respectively. Our auto shows offered a total of 27,008, 29,063 and 14,341 booth spaces in 2018, 2019 and 2020, respectively. The total number of automobile sales transactions we facilitated was 354,355 and 140,264 in 2019 and 2020, respectively, with a total GMV of approximately RMB47.5 billion and RMB19.8 billion (US$3.0 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB651.0 million, RMB644.8 million and RMB330.2 million (US$50.6 million) in 2018, 2019 and 2020, respectively. Our net loss was RMB78.7 million, RMB251.3 million and RMB 163.5 million (US$25.1 million) in 2018, 2019 and 2020, respectively. Our net loss from continuing operations was RMB75.1million, RMB251.3 million and RMB163.5 million (US$25.1 million) in 2018, 2019 and 2020, respectively. Our adjusted EBITDA was RMB7.5 million, RMB(143.9) million and RMB(141.1) million (US$(21.6) million) in 2018, 2019 and 2020, respectively. We recorded adjusted net profit of RMB3.3 million in 2018 and adjusted net loss of RMB140.3 million in 2019 and RMB145.8 million (US$22.3 million) in 2020. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

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

In 2020, we faced continuing macroeconomic and industry-wide headwinds. In addition, as a result of the government-mandated quarantine measures to contain the virus spread, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in the first half of 2020, although the number of offline events picked up in the second half of 2020 as the pandemic was gradually contained in China. Depending on the development of the COVID-19 pandemic and the government’s responsive measures, we may continue to face cancellation of offline events, which could materially and adversely affect our operating and financial performance. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our geographic coverage and refining our cost structures in anticipation of the overall market stagnation in the near future. For example, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020. We may resort to additional cost cutting measures including re-implementation of furlough arrangements if the outbreak of COVID-19 and its impact persist or escalate. We are closely monitoring the status of the COVID-19 pandemic to timely adjust our strategies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Scale of Our Business

The scale of our business, including the number of offline events we organize, the number of cities in which we operate, the number of automobile sales transactions we facilitate, and the number of industry customers we serve, has a significant impact on our results of operations. In 2018, 2019 and 2020, we organized 851, 1,055 and 449 auto shows, respectively. In June 2018, we began our virtual dealership business to further penetrate the automotive industry. The total number of automobiles sales transactions we facilitated increased significantly from 347,398 in 2018 to 354,355 in 2019, and further to 140,264 in 2020. The total number of industry customers we served through our various service offerings increased from 8,281 in 2018 to 8,313 in 2019, and further to 6,555 in 2020. As of December 31, 2018, 2019 and 2020, our sales operations cover 138, 148 and 126 cities across China, respectively. Our scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we operate, and the number of automobiles sold during our offline events has enabled us to generate a substantial amount of net revenues and to lower our average fixed costs such as selling and administrative overheads. Our scale has also enabled us to establish an extensive network of industry customers, which is critical to our ability to expand the variety of services we offer and solidify our market leadership.

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

Our offline events may also be halted as a result of any public health crisis. As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as the cases reported in Hebei province in the first quarter of 2021, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers and recorded an increased bad debt expense due to liquidity issues of certain customers.] For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Principles of Consolidation

The consolidated financial statements include the financial statements of ours, our subsidiaries’, VIEs and subsidiaries of VIEs for which we are the primary beneficiary.

Subsidiaries are those entities in which we, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we and our subsidiary are the primary beneficiary of the entity.

All transactions and balances among the we, our subsidiaries, VIEs, and subsidiaries of VIEs have been eliminated upon consolidation.

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

We determine our revenue recognition through the following steps:

•   identification of the contract, or contracts, with a customer;

•   identification of the performance obligations in the contract;

•   determination of the transaction price;

•   allocation of the transaction price to the performance obligations in the contract; and

•   recognition of revenue when, or as, the Group satisfies a performance obligation

We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Offline marketing services revenue

Auto show revenue

Our online website and offline infrastructure allow us to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We charge a fixed admission fee per auto show event to our industry customers for arranging, decorating and providing booth space at auto shows. We have identified one performance obligation for the transaction, providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As we have control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, we are considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

Special promotion event service revenue

We provide integrated services to support industry customers’ special promotion events during a specific period, which include event planning and execution, marketing training and onsite coaching. We charge a fixed service fee per special promotion event. We have identified one performance obligation, as the individual service promised in service contracts are not distinct individually. As we have control of the special promotion event services and discretion in establishing the price of services fees to industry customers, we are considered to be a principal in accordance with ASC 606. Revenue generated from the special promotion event services is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided.

Virtual dealership, online marketing services and others

Virtual Dealership revenue

We operate a virtual dealership by connecting automakers or franchised dealerships with secondary dealers whereby we purchase cars on behalf of the secondary dealers from the automakers or franchised dealerships. We charge a commission fee at a pre-agreed percentage of the car costs to the secondary dealers. As we have neither inventory risk nor the discretion to establish the cost of cars to secondary dealers, it is considered to be an agent in accordance with ASC 606. The virtual dealership commission revenue is recognized upon the secondary dealers’ acceptance of the delivery of cars from automakers or franchised dealerships.

Online marketing services revenue

Our online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

We commenced our live streaming promotion events services from the first quarter of 2020, holding promotion events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. ( “Tmall”), which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We charge a fixed admission fee per live streaming promotion event from its industry customers for arranging, decorating and providing the platform. As we have control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events revenue is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided.

We also commenced our customer referral services from the first quarter of 2020 by referring our industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. ("Baidu") to use the membership services of a Baidu’s auto content distribution platform. We charged Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenues are recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform. In accordance with ASC 606, we recognize the commission fees at net basis, as we are acting as an agent and have neither inventory risk nor the discretion to establish prices.

For the marketing information services, we generate consumers’ demand information through our online channels and provides to the industry customers upon consumers' consent. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

The demand-side platform services generate revenue through (1) online advertising services and (2) advertising space resale services. For the advertising services, we provide advertising spaces on the website to customers and recognize the service fees received as revenue on a straight-line basis over the period of the service period. Under the advertising space resale services, we purchase advertising spaces wholesale from suppliers such as search engines and other online advertising channels and resell those spaces to the customers. The customers pay us a membership fee to access these spaces. We recognize the membership fee on a straight-line basis over the membership period, which is usually one year. Because we do not have discretion over the price of advertisement charged by suppliers, who are the primary obligors for providing the advertising services, revenue from advertising space resale services is recognized on a net basis.

Other revenue

In October 2019, we commenced our auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following certain time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed; the mortgage registration procedures should be completed within 120 days after the loan issuance; (b) no overdue of more than 30 days for any of the first 3 monthly repayment. The periodic guarantee, within the scope of ASC 815, Derivatives and Hedging, is recorded at fair value at inception of the loans. Referral services revenue is recognized at a point in time upon the delivery of the services. As we are neither the primary obligor nor have the discretion to establish prices, we are considered to be an agent in accordance with ASC 606 and recognized at net basis.

On January 13, 2020, we completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service provider, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use our multi-tenant software without taking possession of the software. We initially record the subscription and support services fee as deferred revenue upon reception and then recognize the revenue on a straight-line basis over the service period, which is usually from one year to five years. As we have control of the subscription and support services and discretion in establishing the price of subscription and support services fee to auto dealers, automakers and other automotive service providers, we are considered to be a principal in accordance with ASC 606. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

Long-term investments

In accordance with ASU 2016-01, for investments in equity instruments which we do not have significant influence and whose fair value is not readily determinable, we apply the cost less impairment method accounting (“measurement alternative”). Gain or losses are realized when such investment is sold or when dividends are declared or payments are received. We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

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

Warrant

On October 31, 2017, we issued a warrant to purchase Series C-2 convertible redeemable preferred shares of the Company in connection with the debt financing, which is classified as a liability and treated as upfront issuance costs based on the estimated fair value of the warrant at issuance date. Subsequently, changes in the fair value of the warrant for Series C-2 convertible redeemable preferred shares is recorded in the consolidated statements of operations and comprehensive loss. The upfront issuance costs are amortized over the term of the debt financing.

As of December 31, 2018, 2019 and 2020, upfront issuance costs of RMB0.7 million, nil and nil were included in other non-current assets, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

Share-based Compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. We account for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to nonemployee in accordance with ASC 505. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Share-based compensation expenses for share options granted to nonemployees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options granted to nonemployees based on the then-current fair value at each reporting date.

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

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest (expenses)/income, net, fair value loss of warrant, fair value loss of guarantee liability, share-based compensation expenses and impairment of investment. We define adjusted net loss/profit as net loss excluding fair value loss of warrant, fair value loss of guarantee liability, share-based compensation expenses and impairment of investment. We believe that adjusted EBITDA and adjusted net loss/profit provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss/profit presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss/profit to net loss for the years indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(78,700)	(251,299)	(163,478)	(25,056)
Add:
Depreciation and amortization	1,060	3,483	7,109	1,090
Interest expense, net	3,146	—	—	—
Subtract:
Interest income, net	—	7,020	2,409	369
EBITDA	(74,494)	(254,836)	(158,778)	(24,335)
Add:
Fair value loss of warrant	3,843	—	—	—
Fair value loss of guarantee liability	—	—	233	36
Share-based compensation expenses	78,133	109,968	17,448	2,674
Impairment of investment	—	1,000	—	—
Adjusted EBITDA	7,482	(143,868)	(141,097)	(21,625)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net loss	(78,700)	(251,299)	(163,478)	(25,056)
Add:
Fair value loss of warrant	3,843	—	—	—
Fair value loss of guarantee liability	—	—	233	36
Share-based compensation expenses	78,133	109,968	17,448	2,674
Impairment of investment	—	1,000	—	—
Adjusted net profit/(loss)	3,276	(140,331)	(145,797)	(22,346)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from (1) offline marketing services and (2) virtual dealership, online marketing services and other services. In 2018, 2019, and 2020, our net revenues were RMB651.0 million, RMB644.8 million and RMB330.2 million (US$50.6million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2018		2019			2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	644,252	99.0	603,407	93.6	250,481	38,388	75.9
Special promotion events	—	—	19,772	3.1	4,851	743	1.4
Virtual dealership, online marketing services and others	6,761	1.0	21,594	3.3	74,896	11,478	22.7
Total net revenues	651,013	100.0	644,773	100.0	330,228	50,609	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows and special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our auto shows. In 2018, 2019, and 2020, net revenues generated from our auto shows were RMB644.3 million, RMB603.4 million and RMB250.5 million (US$38.4 million), respectively, representing 99.0%, 93.6% and 75.9% of our net revenues for the same periods, respectively.

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support them in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. In 2020, we facilitated 207 special promotion events through our services. We typically generate net revenues by charging industry customers fixed service fees per event. In 2020, net revenues from special promotion events were RMB4.9 million (US$0.7 million), representing 1.4% of our total net revenues.

Virtual dealership, online marketing services and others

We began our virtual dealership business in June 2018. We also conducted our online marketing services throughout 2019 and 2020. We generated net revenues primarily from these services of approximately RMB21.6 million and RMB74.9 million (US$11.5 million) in 2019 and 2020, respectively. We expect that our net revenues from our virtual dealership business will experience significant growth in the next few years, and will make a meaningful contribution to our overall net revenues in the future.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, (3) security costs, (4) direct labor costs, and (5) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	651,013	100.0	644,773	100.0	330,228	50,609	100.0
Cost of revenues:
Venue set-up costs	76,621	11.8	61,736	9.6	24,725	3,789	7.5
Venue rental costs	66,718	10.3	77,134	12.0	33,734	5,170	10.2
Security costs	7,326	1.1	9,071	1.4	3,706	568	1.1
Direct labor costs	7,364	1.1	9,767	1.5	10,357	1,587	3.1
Other direct costs	25,340	3.9	28,833	4.4	16,279	2,495	5.0
Total cost of revenues	183,369	28.2	186,541	28.9	88,801	13,609	26.9

Venue set-up costs

We engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB76.6 million, RMB61.7 million and RMB24.7 million (US$3.8 million) in 2018, 2019 and 2020, respectively.

Venue rental costs

We use venues owned by third-party property owners for our auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB66.7 million, RMB77.1 million and RMB33.7 million (US$5.2 million) in 2018, 2019 and 2020, respectively.

Security costs

To comply with regulatory requirements on public gatherings and to ensure the safety of participants at our offline events and of the merchandise on display, we hire security personnel through third-party security service providers and in some cases set up security checkpoints to ensure that our offline event venues are free from harmful or dangerous substances and are in compliance with laws and regulations. We recognize the payments we make to such security personnel and to set up the security checkpoints as security costs, which were RMB7.3 million, RMB9.1 million and RMB3.7 million (US$568.0 thousand) in 2018, 2019 and 2020, respectively.

Direct labor costs

We assign our own field employees to each of our offline events who are responsible for handling event-day logistics and contingencies. We recognize the salaries and benefits we pay to those employees as direct labor costs. In 2018, 2019 and 2020, our direct labor costs were RMB7.4 million, RMB9.8 million and RMB10.4 million (US$1.6 million), respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our offline events, such as meals, package deliveries, and telecommunications. In 2018, 2019 and 2020, our other costs were RMB25.3 million, RMB28.8 million and RMB16.3 million (US$2.5 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB467.6 million, RMB458.2 million and RMB241.4 million (US$37.0 million) in 2018, 2019 and 2020, respectively, and our gross profit margin was 71.8%, 71.1% and 73.1% in 2018, 2019 and 2020, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	651,013	100.0	644,773	100.0	330,228	50,609	100.0
Operating expenses:
Selling and marketing expenses	432,059	66.4	572,040	88.7	279,665	42,861	84.7
General and administrative expenses	84,360	13.0	103,890	16.1	98,820	15,145	29.9
Research and development expenses	19,262	3.0	43,339	6.7	34,267	5,252	10.4
Total operating expenses	535,681	82.4	719,269	111.5	412,752	63,258	125.0

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

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	651,013	100.0	644,773	100.0	330,228	50,609	100.0
Selling and marketing expenses:
Advertising and promotion expense	260,245	40.0	291,192	45.2	156,594	23,999	47.4
Sales staff compensation	125,468	19.3	243,331	37.7	103,786	15,906	31.4
Transportation and rental expenses	6,249	1.0	2,753	0.4	2,634	404	0.8
Call center expenses	19,750	3.0	20,153	3.1	10,766	1,650	3.3
Others	20,347	3.1	14,611	2.3	5,885	902	1.8
Total selling and marketing expenses	432,059	66.4	572,040	88.7	279,665	42,861	84.7

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

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	651,013	100.0	644,773	100.0	330,228	50,609	100.0
General and administrative expenses:
Administrative staff compensation	61,997	9.5	59,444	9.2	36,752	5,632	11.1
Professional service expenses	10,412	1.6	12,209	1.9	10,509	1,611	3.2
Office expenses	4,856	0.8	9,240	1.4	13,365	2,048	4.0
Others	7,095	1.1	22,997	3.6	38,194	5,854	11.6
Total general and administrative expenses	84,360	13.0	103,890	16.1	98,820	15,145	29.9

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

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Continuing operations
Net Revenues	651,013	644,773	330,228	50,609
Cost of revenues	(183,369)	(186,541)	(88,801)	(13,609)
Gross profit	467,644	458,232	241,427	37,000
Total operating expenses	(535,681)	(719,269)	(412,752)	(63,258)
Net loss from continuing operations	(75,088)	(251,299)	(163,478)	(25,056)
Net loss from discontinued operations	(3,612)	—	—	—
Net loss	(78,700)	(251,299)	(163,478)	(25,056)
Accretion to pre-IPO preferred shares redemption value	(35,066)	—	—	—
Comprehensive loss attributable to the TuanChe Limited’s shareholders	(110,365)	(242,224)	(169,887)	(26,038)
Comprehensive loss attributable to non-controlling interest	—	(659)	(444)	(68)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.90)	(0.85)	(0.54)	(0.08)
Diluted	(0.90)	(0.85)	(0.54)	(0.08)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.03)	—	—	—
Diluted	(0.03)	—	—	—
Weighted average number of ordinary shares
Basic	121,938,427	294,922,074	304,439,440	304,439,440
Diluted	121,938,427	294,922,074	304,439,440	304,439,440
Non-GAAP Financial Data (1)
Adjusted EBITDA	7,482	(143,868)	(141,097)	(21,625)
Adjusted net profit/(loss)	3,276	(140,331)	(145,797)	(22,346)

(1) See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues from continuing operations decreased by 48.8% from RMB644.8 million in 2019 to RMB330.2 million (US$50.6 million) in 2020, primarily due to a sharp decrease in offline marketing services revenue including auto shows and special promotion events as a result of Covid-19 impacts.

•	Net revenues from auto show services decreased by 58.5% from RMB603.4 million in 2019 to RMB250.5 million (US$38.4 million) in 2020, primarily due to the adverse impacts of the COVID-19 pandemic. In 2019 and 2020, we organized 1,055 and 449 auto shows in 233 and 172 cities, offering a total of 29,063 and 14,341 booths, respectively.

•	Net revenues from special promotion event services decreased by 75.5% from RMB19.8 million in 2019 to RMB4.9 million (US$0.7 million) in 2020, primarily due to the adverse impacts of the COVID-19 pandemic. In 2019 and 2020, we facilitated 627 and 207 special promotion events for our industry customers, respectively.

•

Net revenues from our virtual dealership business, online marketing services and others increased by 246.8% from approximately RMB21.6 million in 2019 to RMB74.9 million (US$11.5 million) in 2020, primarily due to our continuous expansion of live streaming events and collaboration with Baidu Youjia and Webank.

Cost of Revenues

Our cost of revenues decreased by 52.4% from RMB186.5 million in 2019 to RMB 88.8 million (US$13.6 million) in 2020, primarily due to the following reasons.

•	Our venue set-up costs decreased by 60.0% from RMB61.7 million in 2019 to RMB24.7 million (US$3.8 million) in 2020, primarily due to a decrease in the number of auto shows we organized and set up from 1,055 in 2019 to 449 in 2020.

•	Our venue rental costs decreased by 56.3% from RMB77.1 million in 2019 to RMB33.7 million (US$5.2 million) in 2020, primarily due to a decrease in the number of auto shows we organized and set up from 1,055 in 2019 to 449 in 2020.

•	Our security costs decreased by 59.1% from RMB9.1 million in 2019 to RMB3.7 million (US$0.6 million) in 2020, primarily due to the decrease in the number of our auto shows. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

•	Our direct labor costs increased by 6.0% from RMB9.8 million in 2019 to RMB10.4 million (US$1.6 million) in 2020, primarily due to an increase in the labor costs associated with the consolidation of Cheshangtong’s financial results following the acquisition in January, 2020, partially offset by a decrease in the labor costs associated with fewer auto shows we hosted in 2020.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations decreased by 47.3% from RMB458.2 million in 2019 to RMB241.4 million (US$37.0 million) in 2020.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 51.1% from RMB572.0 million in 2019 to RMB279.7 million (US$42.9 million) in 2020, primarily due to the decreases in staff compensation and promotion expenses as a result of resource conservation during the COVID-19 pandemic measures and reduced volume of offline events.

Our advertising and promotion expenses decreased by 46.2% from RMB291.2 million in 2019 to RMB156.6 million (US$24.0 million) in 2020, primarily due to our decreased advertising and promotion activities, which is in line with the decline in the number of outdoor events we held during 2020 as a result of the COVID-19 pandemic and policy alternations regarding macroeconomics in China The number of cities where we have established sales operations increased from 148 as of December 31, 2019 to 129 as of December 31, 2020.

Our sales staff compensation expenses decreased by 57.3% from RMB243.3 million in 2019 to RMB103.8 million (US$15.9 million) in 2020, primarily due to a decrease in the payout of commission to sales personnel as a result of decreased sales activities during the COVID-19 pandemic.

Our call center expenses decreased by 46.6% from RMB20.2 million in 2019 to RMB10.8 million (US$1.7 million) in 2020, primarily due to the decreased utilization of call center services a result of a decreased number of offline events.

Our selling and marketing expenses as a percentage of total net revenues decreased from 88.7% in 2019 to 84.7% in 2020, primarily because the selling and marketing expenses declined in line with the total net revenue.

General and administrative expenses

Our general and administrative expenses decreased by 4.9% from RMB103.9 million in 2019 to RMB98.8 million (US$15.1 million) in 2020, primarily due to the decrease in staff compensation expenses as a result of resource conservation during the COVID-19 pandemic. General and administrative expenses, as a percentage of total net revenues, increased from 16.1% in 2019 to 29.9% in 2020, primarily due to (1) allowance for doubtful accounts and (2) the sharp decrease in net revenues outpacing the decrease in general and administrative expenses. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses decreased by 20.9% from RMB43.3 million to RMB34.3 million (US$5.3 million), primarily due to the decrease in staff compensation expenses as a result of the decrease in headcount of research and development departments.

Operating Loss

As a result of the foregoing, our operating loss decreased by 34.4% from RMB261.0 million in 2019 to RMB171.3 million (US$26.3 million) in 2020.

	For the year ended December 31,
	2019		2020
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Net revenues	644,773	100.0	330,228	50,609	100.0
Loss from continuing operations	(261,037)	(40.5)	(171,325)	(26,258)	(51.9)
Other Expenses:
Interest income, net	7,020	1.1	2,409	369	0.7
Exchange loss	(661)	(0.1)	(25)	(4)	(0.0)
Investment (loss)/income	(917)	(0.1)	933	143	0.3
Fair value change of warrant	—	—	—	—	—
Impairment of investment	(1,000)	(0.2)	—	—	—
Others, net	5,296	0.8	3,498	536	1.1
Income Tax Expense:	—	—	1,032	158	0.3
Net loss from continuing operations	(251,299)	(39.0)	(163,478)	(25,056)	(49.5)
Net loss from discontinued operations	—	—	—	—	—
Net loss	(251,299)	(39.0)	(163,478)	(25,056)	(49.5)

Others, net included in other expenses primarily include government grants, VAT refund and bank rebates, partially offset by bank charges in connection with our Cayman bank accounts.

We adjust the amount of warrant liability based on its fair value, and record any increase and decrease in its fair value as losses and gains in our consolidated statement of operations.

Net Loss

As a result of the foregoing, we had net loss of RMB251.3 million and RMB163.5 million (US$25.1 million) in 2019 and 2020, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues from continuing operations decreased by 1.0% from RMB651.0 million in 2018 to RMB644.8 million in 2019, primarily due to the decrease in our net revenues from our auto show business as a result of the market stagnation of China’s automobile industry.

•	Net revenues from auto show services decreased by 6.3% from RMB644.3 million in 2018 to RMB603.4 million in 2019, primarily due to the decrease in the service fees we charged our industry customers to attract and retain them amid the market slowdown in China. In 2018 and 2019, we organized 851 and 1,055 auto shows in 196 and 233 cities, offering a total of 27,008 and 29,063 booths, respectively.

•	In 2019, we commenced our special promotion event services and facilitated 627 special promotion events for our industry customers. We generated RMB19.8 million in net revenues, representing 3.1% of our total net revenues for the same year.

•	Net revenues from our virtual dealership business, online marketing services and others increased significantly from approximately RMB6.8 million in 2018 to RMB21.6 million in 2019, primarily due to the increase in the number of automobiles sales transactions we facilitated through our virtual dealership business from 961 with a GMV of over RMB94.5 million in 2018 to 1,878 with a GMV of RMB229.5 million in 2019.

Cost of Revenues

Our cost of revenues increased by 1.7% from RMB183.4 million in 2018 to RMB186.5 million in 2019, primarily due to the following reasons.

•	Our venue set-up costs decreased by 19.4% from RMB76.6 million in 2018 to RMB61.7 million in 2019. Although the number of auto shows we organized and set up increased from 851 in 2018 to 1,055 in 2019, we managed to lower the venue set-up costs for each auto show, benefiting from economies of scale.

•	Our venue rental costs increased by 15.6% from RMB66.7 million in 2018 to RMB77.1 million in 2019, generally in line with the increase in the number of our auto shows.

•	Our security costs increased by 23.8% from RMB7.3 million in 2018 to RMB9.1 million in 2019, primarily due to the increase in the number of our auto shows. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

•	Our direct labor costs increased by 32.6% from RMB7.4 million in 2018 to RMB9.8 million in 2019, primarily due to the increased number of field employees, driven by (1) an increase in the number of auto shows we organized from 851 in 2018 to 1,055 in 2019, and (2) the deployment of our own employees to handle certain security related event-day matters.

Gross Profit

As a result of the foregoing, our gross profit from continuing operations decreased by 2.0% from RMB467.6 million in 2018 to RMB458.2 million in 2019.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 32.4% from RMB432.1 million in 2018 to RMB572.0 million in 2019, primarily due to the increases in our advertising and promotion expenses and sales staff compensation expenses.

Our advertising and promotion expenses increased by 11.9% from RMB260.2 million in 2018 to RMB291.2 million in 2019, primarily driven by the number of cities covered by our offline events. In order to gain consumer awareness and establish business relationships with local industry customers, we incur additional selling and marketing expenses when we expand into a new city. The number of cities where we have established sales operations increased from 138 as of December 31, 2018 to 148 as of December 31, 2019.

Our sales staff compensation expenses increased by 93.9% from RMB125.5 million in 2018 to RMB243.3 million in 2019, primarily (1) driven by the increase in salaries and benefits for our sales staff, and to a lesser extent, (2) driven by the increase in our share-based compensation in connection with our sales employees during 2019. Excluding the effect of share-based compensation, our sales staff compensation expenses would have increased by 97.0% from RMB84.1 million in 2018 to RMB165.7 million in 2019.

Our call center expenses increased by 2.0% from RMB19.8 million in 2018 to RMB20.2 million in 2019. Since 2018, we have significantly enhanced our collaboration with third party call center service providers to proactively communicate with consumers who have signed up for our offline events and inform them of the automobile brands and automotive services these consumers will have access to during the events. We believe that the personal follow-up communications contributed to higher consumer attendance at our offline events, which in turn increased the attractiveness of our offline events to our industry customers. We will continue to invest in technologies to facilitate our communications with potential consumers in an effort to reduce our call center expenses.

Our selling and marketing expenses as a percentage of total net revenues increased from 66.4% in 2018 to 88.7% in 2019. This is primarily due to significantly increased salaries and benefits for our sales staff.

General and administrative expenses

Our general and administrative expenses increased by 23.2% from RMB84.4 million in 2018 to RMB103.9 in 2019, primarily due to the increases in (1) allowance for doubtful accounts, (2) office expenses, and (3) professional service expenses. General and administrative expenses, as a percentage of total net revenues, increased from 13.0% in 2018 to 16.1% in 2019, primarily due to the significant increase in allowance for doubtful accounts. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses increased significantly from RMB19.3 million to RMB43.3 million, primarily due to the increase in salaries and benefits for our research and development personnel driven by an increased headcount in line with our business expansion and our strengthened research and development efforts.

Operating Loss

As a result of the foregoing, our operating loss increased significantly from RMB68.0 million in 2018 to RMB261.0 million in 2019.

	For the year ended December 31,
	2018		2019

	(in thousands, except for percentages)
	RMB	%	RMB	%
Net revenues	651,013	100.0	644,773	100.0
Loss from continuing operations	(68,037)	(10.5)	(261,037)	(40.5)
Other Expenses:
Interest (expenses)/income, net	(3,146)	(0.5)	7,020	1.1
Exchange gain/(loss)	1,063	0.2	(661)	(0.1)
Investment loss	(660)	—	(917)	(0.1)
Fair value change of warrant	(3,843)	(0.6)	—	—
Impairment of investment	—	—	(1,000)	(0.2)
Others, net	(465)	(0.1)	5,296	0.8
Net loss from continuing operations	(75,088)	(11.5)	(251,299)	(39.0)
Net loss from discontinued operations	(3,612)	(0.1)	—	—
Net loss	(78,700)	(12.1)	(251,299)	(39.0)

Others, net included in other expenses primarily include government grants, VAT refund and bank rebates, partially offset by bank charges in connection with our Cayman bank accounts.

We adjust the amount of warrant liability based on its fair value, and record any increase and decrease in its fair value as losses and gains in our consolidated statement of operations.

Net Loss

As a result of the foregoing, we had net loss of RMB78.7 million and RMB251.3 million in 2018 and 2019, respectively.

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

As of December 31, 2018, 2019 and 2020, we had RMB578.6 million, RMB193.9 million and RMB109.9 million (US$16.8 million), respectively, in cash and cash equivalents. As of December 31, 2018, 2019 and 2020, we held a cash balance of RMB504.2 million, RMB109.1 million and RMB53.2 million (US$8.2 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB74.4 million, RMB84.8 million and RMB56.7 million (US$8.7 million) denominated in RMB, respectively, representing 12.9%, 43.7% and 51.6% of our total cash and cash equivalents, respectively. We had time deposits of RMB69.8 million and RMB45.7 million (US$7.0 million) as of December 31, 2019 and 2020, respectively, and no time deposits as of December 31, 2018. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report, taking into consideration the impact of the COVID-19 pandemic on our business and operations.

We have incurred recurring operating losses since its inception, including net losses of RMB78.7 million, RMB251.3 million and RMB165.3 million for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was RMB53.3 million, RMB161.8 million and RMB88.9 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was RMB718.7 million and RMB881.7 million as of December 31, 2019 and 2020, respectively. As of December 31, 2020, we had a net current asset of RMB135.2 million (US$20.7 million).

We intend to finance our operations from our current available working capital and cash generated from operating activities. In response to the impact of COVID-19 in 2020, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size to control our operating expenses and reduce cash used in operating activities. With the easing of the COVID-19 pandemic and the relaxation of the related precautionary government-imposed quarantine measures, we are gradually resuming our daily business operations and recruitment pace.

However, regional outbreaks of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties, and we may resort to additional costs cutting measures including re-implementation of furlough arrangements if the outbreak of COVID-19 and its impact persist or escalate. Furthermore, as the business operations of our industry customers have also been severely disrupted, we continue to experience delays in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we have sufficient cash for the next twelve months from the date of this annual report, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. We plan to raise additional capital, including among others, obtaining debt financing, to support our future operation. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.”

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(53,338)	(161,806)	(88,854)	(13,618)
Net cash (used in)/generated from investing activities	(20,746)	(187,548)	37,698	5,777
Net cash generated from/(used in) financing activities	562,126	(37,245)	(63)	(10)
Effect of exchange rate effect on cash and cash equivalents	12,713	3,490	(4,485)	(687)
Net increase/(decrease) in cash, cash equivalents and restricted cash	500,755	(383,109)	(55,704)	(8,538)
Cash and cash equivalents, and restricted cash at beginning of the period	77,803	578,558	195,449	29,954
Cash and cash equivalents, and restricted cash at end of the period	578,558	195,449	139,745	21,416

Operating Activities

Cash used in operating activities was RMB88.9 million (US$13.6 million) in 2020. In 2020, the difference between our cash used in operating activities and our net loss of RMB163.5 million (US$25.1 million) resulted primarily from (1) share based compensation of RMB17.4 million (US$2.7 million), (2) allowance of doubtful accounts of RMB13.7 million (US$2.1 million), (3) an impairment of prepayment and other current assets of RMB16.6 million (US$2.5 million), (4) an increase in accounts payable of RMB16.0 million (US$2.4 million) and (5) an increase in advance from customers of RMB15.3 million (US$2.3 million), partially offset by (1) a decrease in salary and welfare benefits payable of RMB16.0 million (US$2.5 million) and (2) an increase in accounts receivable of RMB7.4 million (US$1.1 million).

Cash used in operating activities was RMB161.8 million in 2019. In 2019, the difference between our cash used in operating activities and our net loss of RMB251.3 million resulted primarily from (1) share based compensation of RMB110.4 million, (2) allowance of doubtful accounts of RMB13.7 million, and (3) an increase in salary and welfare benefits payable of RMB19.2 million, partially offset by (1) an increase in accounts receivable of RMB30.5 million, (2) an increase in prepayment and other current assets of RMB24.1 million, and (3) a decrease in advance from customers of RMB9.9 million.

Cash used in operating activities was RMB53.3 million in 2018. In 2018, the difference between our cash used in operating activities and our net loss of RMB78.7 million resulted primarily from (1) an increase in prepayment and other current assets of RMB50.4 million, (2) an increase in accounts receivable of RMB44.3 million, (3) an decrease in other taxes payable of RMB4.5 million, partially offset by (1) share-based compensation of RMB78.1 million, (2) an increases in current liabilities other than tax payable of RMB37.4 million, (3) change in fair value of warrant of RMB3.8 million and (4) interest expense – net of RMB2.1 million.

Investing Activities

Net cash generated from investing activities was RMB37.7 million (US$5.8 million) in 2020, primarily due to (1) cash of RMB166.2 million (US$25.5 million) received from maturity of time deposits, and (2) cash of RMB20.8 million (US$3.2 million) received from short-term investment, partially offset by placement of time deposits of RMB141.0million (US$21.6 million).

Net cash used in investing activities was RMB187.5 million in 2019, primarily due to (1) cash payment of RMB99.1 million for a bridge loan, (2) cash payment of RMB69.8 million for time deposits, and (3) purchase of property, equipment and software, and other non-current assets of RMB13.2 million.

Net cash used in investing activities was RMB20.7 million in 2018, primarily due to purchase of computers for our employees, and long-term investments in a company in the automobile industry in exchange for 5% of its shares.

Financing Activities

Net cash used in financing activities was RMB63 thousand (US$10 thousand) in 2020, which was the interest paid for short-term borrowings of RMB3.0 million (US$0.5 million).

Net cash used in financing activities was RMB37.2 million in 2019, primarily due to (1) repurchase of restricted shares from employees of RMB26.2 million, and (2) stock repurchase from the secondary market of RMB13.7 million.

Net cash generated from financing activities was RMB562.1 million in 2018, primarily due to (1) proceeds from issuance of Series D-1 and D-2 convertible redeemable preferred shares of RMB511.0 million, and (2) proceeds from our initial public offering of RMB103.4 million, partially offset by repayment of various loans of RMB81.8 million.

Indebtedness

For details of our outstanding short-term and long-term borrowings as of December 31, 2018, 2019 and 2020 see Note 12 to the consolidated financial statements included in this annual report.

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

C            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.           Tabular Disclosure of Contractual Obligations

Contractual Obligations

We lease office spaces under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of December 31, 2020, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years

	(RMB in thousands)
Office spaces(1)	10,446	6,030	3,868	548

(1) Represents minimum payments under non-cancelable operating lease agreements related to our office spaces.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A            Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	44	Chairman and Chief Executive Officer
Jianchen Sun	42	Director and President
Wendy Hayes	51	Independent Director
Zijing Zhou	38	Independent Director
Fei Han	42	Independent Director
Hui Yuan	43	Chief Operating Officer
Chenxi Yu	37	Deputy Chief Financial Officer

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

Wendy Hayes has been serving as our independent director since November 2018. Ms. Hayes is currently an ALI Fellow at Harvard University. She has served as an independent director of SciClone Pharmaceuticals (Holdings) Ltd (HK: 6600) since March 2021, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, iHuman Inc. (NYSE: IH) since October 2020, and Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the U.S. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

Fei Han has been serving as our independent director since September 2020. Mr. Han has served as an executive director of Zhongguancun M&A Fund and Zhongguancun Longmen Fund since 2017. From 2013 to 2016, Mr. Han served as an investment director of Fosun International (HKG: 0656). From 2010 to 2013, Mr. Han served as an associate director of Oppenheimer Holdings Inc. From 2007 to 2010, Mr. Han served as an associate of Brean Murray, Carret & Co., LLC. Mr. Han received his bachelor’s degree in engineering from Xidian University in 2000, and his MBA from University of South Dakota in 2006.

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

Chenxi Yu has been serving as our deputy chief financial officer since June 2020, in charge of corporate finance and financial reporting of our company. Mr. Yu has extensive experience in corporate accounting and financial reporting and disclosure. Mr. Yu was initially with our company from January 2018 to January 2019 as senior financial manager, and rejoined our company in August 2019 as financial controller. Before joining our company, Mr. Yu held a number of full function corporate finance positions with JLC limited, Base FX, Microsoft MSN China, and Nokia China. in 2017, from 2014 to 2017, from 2012 to 2014, and from 2011 to 2012, respectively. Mr. Yu received a master’s degree in accounting and finance from University of Northampton, England in 2011. Mr. Yu also received a bachelor’s degree in management from University of Warwick, England in 2008.

B.           Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation to directors and executive officers was approximately RMB4.5 million (US$0.7 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

In June 2018, we adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of December 31, 2020, there were 6,917,595 restricted shares outstanding under the Plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2020 pursuant to the Plan.

	Number of Restricted Shares Awarded(1)	Grant Date
Directors and Executive Officers
Wei Wen	*	June 15, 2018 July 1, 2018
Jianchen Sun	*	June 15, 2018 July 1, 2018
Chenxi Yu	*	June 15, 2018 October 1, 2019
Hui Yuan	*	July 1, 2019 July 1, 2020
Zijing Zhou	*	June 15, 2018
Wendy Hayes	*	November 20, 2018 November 20, 2019 November 20, 2020
Total	11,867,904

*       Less than 1% of our total outstanding shares on an as-converted basis.

(1)    The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Through such trust, our Class A ordinary shares underlying equity awards granted pursuant to our Share Incentive Plan may be provided to certain of recipients of such equity awards. As of April 30, 2021, Best Cars Limited held 14,623,321 Class A ordinary shares pursuant to our Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

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

C.          Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company for qualification, and may be an individual or a company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, to issue debentures, debenture stock, bonds and other securities whether outright or as collateral security for any obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Wendy Hayes, Mr. Zijing Zhou and Mr. Fei Han and is chaired by Ms. Wendy Hayes. Each of the members of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.”

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

Compensation Committee. Our compensation committee consists of Mr. Wei Wen, Ms. Wendy Hayes and Mr. Zijing Zhou, and is chaired by Mr. Wei Wen. Ms. Wendy Hayes and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our nonemployee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wen, Mr. Zijing Zhou and Mr. Fei Han, and is chaired by Mr. Wei Wen. Mr. Fei Han and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, our officers are elected by and serve at the discretion of the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any, but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by our board of directors. The office of a director will be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to the Company; (4) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (5) is removed from office pursuant to any other provision of the amended and restated memorandum and articles of association.

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

D.            Employees

As of December 31, 2018, 2019 and 2020, we had 833, 910 and 769 full-time employees. The following table sets forth the numbers of our full-time employees by functions as of the dates indicated.

	As of the December 31,
	2018	2019	2020
Sales and marketing	653	713	610
General and administrative	118	118	91
Research and development	62	79	68
Total	833	910	769

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

E.           Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 321,832,295 ordinary shares outstanding as of April 30, 2021, including (1) 266,571,715 Class A ordinary shares, including the 14,623,321 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	2,498,784	55,260,580	17.9%	75.9%
Jianchen Sun (2)	14,130,672	—	4.4%	1.3%
Wendy Hayes	*	—	*	*
Zijing Zhou	*	—	*	*
Fei Han	—	—	—	—
Hui Yuan	*	—	*	*
Chenxi Yu	*	—	*	*
Directors and executive officers as a group	19,115,392	55,260,580	23.1%	77.4%
Principal Shareholders
WW Long Limited (3)	—	55,260,580	17.2%	75.7%
K2 Partners (4)	41,390,679	—	12.9%	3.8%
Best Cars Limited (5)	14,623,321	—	4.5%	1.3%
Highland Funds (6)	30,550,709	—	9.5%	2.8%
BAI GmbH (7)	28,715,429	—	8.9%	2.6%
Beijing Z-Park Fund Investment Center (Limited Partner) (8)	30,482,380	—	9.5%	2.8%
First Aqua Inc. (9)	16,458,038	—	5.1%	1.5%

*	Less than 1% of our total outstanding shares as of April 30, 2021.

**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

The calculation of each director or executive's percentage of aggregate voting power does not take into account that person's unvested restricted shares which were still held by Best Cars Limited, the nominee of our equity incentive trust, as of April 15, 2021, the voting power of which remains vested with the trustee who shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of such power until such vested restricted shares have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient. The calculation of each director or executive's beneficial ownership does not take into account that person's restricted shares which were still held by Best Cars Limited and would not be vested within 60 days after April 30, 2021.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after April 30, 2021.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B is entitled to 15 votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 2,498,784 Class A ordinary shares in the form of ADS, representing the number of restricted shares granted to Mr. Wei Wen that have vested or will vest within 60 days after April 30, 2021, and (ii) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 2,810,672 Class A shares in the form of ADS, representing the number of restricted shares granted to Mr. Jianchen Sun that have vested or will vest within 60 days after April 30, 2021, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Represents (i) 6,971,174 Class A ordinary shares directly held by K2 Evergreen Partners L.P., a Cayman Islands exempted limited partnership, (ii) 29,804,362 Class A ordinary shares directly held and 512,800 Class A ordinary shares held in the form of ADS, by K2 Partners II L.P., a Cayman Islands exempted limited partnership, (iii) 3,076,757 Class A ordinary shares directly held by K2 Partners III Limited, a Hong Kong limited company, and (iv) 1,025,586 Class A ordinary shares directly held by K2 Family Partners Limited, a Hong Kong limited company. K2 Evergreen Partners L.P., K2 Partners II L.P., K2 Partners III Limited, and K2 Family Partners Limited are collectively referred to as K2 Partners. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., K2 Partners II GP, LLC is the general partner of K2 Partners II GP, L.P., which is the general partner of K2 Partners II L.P., K2 Partners III GP, L.P. acts as the general partner of K2 Partners III L.P., which is the sole shareholder of K2 Partners III Limited. K2 Family Partners GP, L.P. acts as the general partner of K2 Family Partners L.P., which is the sole shareholder of K2 Family Partners Limited. K2 Evergreen Partners LLC, K2 Partners II GP, LLC, K2 Partners III GP, L.P. and K2 Family Partners GP, L.P. are all controlled by KPartners Limited, a Cayman Islands limited company. The registered office of K2 Evergreen Partners L.P. and K2 Partners II L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office of K2 Partners III Limited and K2 Family Partners Limited is RM C 20/F, Lucky Plaza, 315-321, Lockhart Rd, Wanchai, Hong Kong.

(5)	Represents 14,623,321 Class A ordinary shares, directly held by Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, as the nominee of our equity incentive trust. Best Cars Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

(6)	Represents (i) 20,125,289 Class A ordinary shares directly held by Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership, (ii) 8,668,760 Class A ordinary shares directly held by Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership, (iii) 1,756,660 Class A ordinary shares directly held by Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership, (iv) 658,752 Class A ordinary shares in the form of 164,688 ADSs owned by Highland Capital Partners 9 Limited Partnership, (v) 283,752 Class A ordinary shares in the form of 70,938 ADSs owned by Highland Capital Partners 9-B Limited Partnership, and (vi) 57,500 Class A ordinary shares in the form of 14,375 ADSs owned by Highland Entrepreneurs’ Fund 9 Limited Partnership. Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership are collectively referred to as the Highland Funds. Highland Management Partners 9 Limited Partnership, a Delaware limited partnership, or HMP 9 LP, is the general partner of the Highland Funds. Highland Management Partners 9, LLC, a Delaware limited liability company, or HMP 9 LLC, is the general partner of HMP 9 LP. Paul A. Maeder, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy, are the managing members of HMP 9 LLC. HMP 9 LLC, as the general partner of HMP 9 LP, which is the general partner of the Highland Funds, may be deemed to have beneficial ownership of the shares held by the Highland Funds. The managing members have shared power over all investment decisions of HMP 9 LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Funds by virtue of their status as controlling persons of HMP 9 LLC. Each managing member of HMP 9 LLC disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP 9 LLC and HMP 9 LP disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142, U.S.

(7)	Represents 28,715,429 Class A ordinary shares held by BAI GmbH, a company organized and existing under the laws of Germany. BAI GmbH is a wholly-owned subsidiary of subsidiary of Bertelsmann SE & Co. KGaA, a company organized and existing under the laws of Germany. The registered office of BAI GmbH and Bertelsmann SE & Co. KGaA is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(8)	Represents 30,482,380 Class A ordinary shares held by Beijing Z-Park Fund Investment Center (Limited Partner) (“Z-Park Fund”). The registered office of Z-Park Fund is Room 208, No. 11 Fengzhi East Road, Baiwang Innovation Technology Park, Haidian District, Beijing, PRC.

(9)	Represents 16,458,038 Class A ordinary shares held by First Aqua Inc., a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Zhiwen Lan. The registered office of First Aqua Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of April 30, 2021, a total of 84,734,393 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of our ADS program, representing 26.3% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A            Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B            Related Party Transactions

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

In 2018, we granted Mr. Wei Wen an RMB1.0 million interest free loan, which was fully repaid in August 2018.

In 2018, we granted Mr. Xingyu Du an RMB0.8 million interest free loan, which was fully repaid in August 2018.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A            Consolidated Statements and Other Financial Information

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

ITEM 9. THE OFFER AND LISTING

A            Offer and Listing Details

Our ADSs are listed on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares or right to receive 16 Class A ordinary shares.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs have been listed for trading on the Nasdaq Capital Market under the symbol “TC” since November 20, 2018.

D.           Selling Shareholders

Not applicable.

E           Dilution

Not applicable.

F            Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A            Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We incorporate by reference into this annual report (1) our seventh amended and restated memorandum of association and our seventh amended and restated articles of association filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-227940), as amended, initially filed with the SEC on October 23, 2018 and (2) the amendment to our seventh amended and restated articles of association approved and adopted by our shareholders on November 15, 2019. See (i) Exhibit 1.1 and Exhibit 1.2 to this annual report for the currently effective version of our memorandum and articles of association and (ii) Exhibit 2.4 to this annual report for a summary description of material rights and obligations of our securities provided under the currently effective memorandum and articles of association.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may apply for an undertaking from the Financial Secretary of the Cayman Islands:

•	That no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income, gains or appreciations shall apply to us or our operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States federal non-income, state or local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state or local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ending December 31, 2020 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

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

F            Dividends and Paying Agents

Not applicable.

G            Statement by Experts

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable, short-term investments and prepayment and other current assets. As of December 31, 2018, 2019 and 2020, substantially all of our cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States or China, which our management considers being of high credit quality. Accounts receivable is typically unsecured and is mainly derived from net revenues earned from our auto shows business. Short-term investments consist of an interest-bearing loan to a third party, which was repaid on July 3, 2018. As of December 31, 2018, only one customer had receivable balances exceeding 10% of our total accounts receivable balances. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2019. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2020.

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

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB74.4 million, RMB84.7 million and RMB56.7 million (US$8.7 million) as of December 31, 2018, 2019 and 2020, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B            Warrants and Rights

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2020, we did not receive any additional payment from the Bank of New York Mellon.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and deputy chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2020 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was ineffective due to the two material weaknesses identified below.

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

To remedy the first material weakness, we have begun, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

To remedy the second material weakness, we have begun, and will continue, to streamline our financial reporting processes and develop our compliance processes. These processes include (1) the establishment of a comprehensive policy and procedure manual in order to allow early detection, prevention and resolution of potential compliance issues, (2) the establishment of clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and (3) hiring additional experienced personnel to implement comprehensive financial period-end closing policies and procedures, especially those related to period end cut-offs, reclassification, tax related adjustments and valuation allowance.

However, such remediation plans have been delayed in full implementation, in part, due to the negative impact on our business and operations by the outbreak of COVID-19 beginning in January 2020, and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2020.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. However, we cannot assure you that we will remediate our material weaknesses sin a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	2018	2019	2020

	(RMB in thousands)
Audit fees (1)	6,880	5,000	4,500

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Seventh Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018) (as amended by the special resolution passed during the annual general meeting on November 15, 2019)
1.2*	Amendment to the Seventh Amended and Restated Articles of Association of the Registrant approved and adopted by shareholders on November 15, 2019.
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
2.4*	Description of Securities.
3.1	Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
4.3*	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated September 3, 2020.
4.4*	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated September 3, 2020.
4.5*	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated September 3, 2020.
4.6*	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated September 3, 2020.
4.7*	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated September 3, 2020.
4.8	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.9	English translation of Exclusive Call Option Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.10	English translation of Equity Pledge Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.11	English translations of Consent Letter granted by the spouse of each individual shareholder of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.12	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.13	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)

Exhibit No.	Description of Exhibit
4.14	English translation of Exclusive Call Option Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.15	English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.16	English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.17	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.18	Share Purchase Agreement among Longye International Limited, TuanChe Limited and other parties named therein, dated May 31, 2019 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)
4.19*	English translation of Exclusive Business Cooperation Agreement between Chema Technology (Beijing) Co., Ltd. and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018.
4.20*	English translation of Exclusive Call Option Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018.
4.21*	English translation of Equity Pledge Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018.
4.22*	English translation of Consent Letter granted by the spouse of Wei Wen and Jianchen Sun, shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 23, 2020.
4.23*	English translation of Consent Letter granted by the spouse of Congwu Chen, a shareholder of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020.
4.24*	English translations of Powers of Attorney granted by the shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020.
4.25	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
8.1*	List of subsidiaries and affiliated entities of the Registrant.
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Shihui Partners.
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP.
15.3	Consent of iResearch (incorporated by the reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23,2018)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

By:	/s/ Chenxi Yu
Name: Chenxi Yu
Title: Deputy Chief Financial Officer

Date: May 14, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TuanChe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are described in Note 1.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China

May 14, 2021

We have served as the Company's auditor since 2018.

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	December 31, 2019	December 31, 2020
		RMB	RMB	US$ Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents		193,920	109,916	16,845
Restricted cash		1,529	29,829	4,571
Time deposits		69,762	45,674	7,000
Accounts receivable, net	4	72,391	66,126	10,134
Prepayment and other current assets	5	193,782	59,856	9,173
Total current assets		531,384	311,401	47,723
Non-current assets:
Property, equipment and software, net	6	20,360	5,708	875
Intangible assets	7, 24	-	21,821	3,344
Operating lease right-of-use assets, net	11	-	10,801	1,655
Long-term investments	8	7,874	8,949	1,371
Goodwill	24	-	115,414	17,688
Other non-current assets		7,577	313	48
Total non-current assets		35,811	163,006	24,981
Total assets		567,195	474,407	72,704
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB3,624 and RMB3,827 as of December 31, 2019 and 2020, respectively)		5,825	21,794	3,340
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the primary beneficiary of RMB2,677 and RMB4,649 as of December 31, 2019 and 2020, respectively)		4,805	21,466	3,290
Salary and welfare benefits payable (including salary and welfare benefits payable of the consolidated VIEs without recourse to the primary beneficiary of RMB29,970 and RMB31,115 as of December 31, 2019 and 2020, respectively)		68,025	57,996	8,888
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB12,412 and RMB12,860 as of December 31, 2019 and 2020, respectively)	10	22,494	22,992	3,524
Current portion of deferred revenue (including current portion of deferred revenue of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and RMB4,054 as of December 31, 2019 and 2020, respectively)		-	4,054	621
Short-term operating lease liabilities (including short-term operating lease liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and RMB1,025 as of December 31, 2019 and 2020, respectively)	11	-	5,911	906
Guarantee liabilities(including guarantee liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and nil as of December 31, 2019 and 2020, respectively)		-	387	59
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB800 and RMB8,795 as of December 31, 2019 and 2020, respectively)	13	40,913	41,564	6,370
Total current liabilities		142,062	176,164	26,998
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and RMB185 as of December 31, 2019 and 2020, respectively)		-	185	28
Deferred tax liability (including deferred tax liability of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and nil as of December 31, 2019 and 2020, respectively)	9	-	5,451	835
Long-term operating lease liabilities (including long-term operating lease liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and RMB978 as of December 31, 2019 and 2020, respectively)	11	-	4,048	620
Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of nil and nil as of December 31, 2019 and 2020, respectively)		2,158	1,498	230
Total non-current liabilities		2,158	11,182	1,713
Total liabilities		144,220	187,346	28,711
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 259,836,223 shares issued and 239,031,946 shares outstanding as of December 31, 2019; US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 250,477,368 shares outstanding as of December 31, 2020		173	181	28
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2019 and 2020		35	35	5
Treasury stock		(46,533)	(45,886)	(7,032)
Additional paid-in capital		1,187,577	1,221,339	187,177
Accumulated deficit		(718,666)	(881,700)	(135,126)
Accumulated other comprehensive income/(loss)		1,048	(5,805)	(890)
Total TuanChe Limited shareholders’ equity		423,634	288,164	44,162
Non-controlling interests		(659)	(1,103)	(169)
Total shareholders’ equity		422,975	287,061	43,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		567,195	474,407	72,704
Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	2018	2019	2020
		RMB	RMB	RMB	US$ Note 2(g)
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows		644,252	603,407	250,481	38,388
Special promotion events		-	19,772	4,851	743
Virtual dealership, online marketing services and others		6,761	21,594	74,896	11,478
Total net revenues		651,013	644,773	330,228	50,609
Cost of revenues		(183,369)	(186,541)	(88,801)	(13,609)
Gross profit		467,644	458,232	241,427	37,000
Operating expenses:
Selling and marketing expenses		(432,059)	(572,040)	(279,665)	(42,861)
General and administrative expenses		(84,360)	(103,890)	(98,820)	(15,145)
Research and development expenses		(19,262)	(43,339)	(34,267)	(5,252)
Total operating expenses		(535,681)	(719,269)	(412,752)	(63,258)
Loss from continuing operations		(68,037)	(261,037)	(171,325)	(26,258)
Other income/(expenses):
Interest (expenses)/income, net		(3,146)	7,020	2,409	369
Exchange gain/(loss),net		1,063	(661)	(25)	(4)
Investment (loss)/gain		(660)	(917)	933	143
Change in fair value of warrant		(3,843)	-	-	-
Impairment of investment		-	(1,000)	-	-
Others, net		(465)	5,296	3,498	536
Loss from continuing operations before income taxes		(75,088)	(251,299)	(164,510)	(25,214)
Income tax expense		-	-	1,032	158
Net loss from continuing operations		(75,088)	(251,299)	(163,478)	(25,056)
Discontinued operations
Gain from disposal of discontinued operations before income taxes		771	-	-	-
Loss from discontinued operations before income taxes		(4,383)	-	-	-
Net loss from discontinued operations		(3,612)	-	-	-
Net loss		(78,700)	(251,299)	(163,478)	(25,056)
Accretions to pre-IPO preferred shares redemption value		(35,066)	-	-	-
Net loss attributable to the TuanChe Limited’s shareholders		(113,766)	(250,640)	(163,034)	(24,988)
Net loss attributable to the non-controlling interests		-	(659)	(444)	(68)
Net loss		(78,700)	(251,299)	(163,478)	(25,056)
Other comprehensive income/(loss):
Foreign currency translation adjustments		3,401	8,416	(6,853)	(1,050)
Total other comprehensive income/(loss)		3,401	8,416	(6,853)	(1,050)
Total comprehensive loss		(75,299)	(242,883)	(170,331)	(26,106)
Accretions to pre-IPO preferred shares redemption value		(35,066)	-	-	-
Comprehensive loss attributable to:
TuanChe Limited’s shareholders		(110,365)	(242,224)	(169,887)	(26,038)
Non-controlling interests		-	(659)	(444)	(68)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	18	(0.90)	(0.85)	(0.54)	(0.08)
Diluted	18	(0.90)	(0.85)	(0.54)	(0.08)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	18	(0.03)	-	-	-
Diluted	18	(0.03)	-	-	-
Weighted average number of ordinary shares
Basic	18	121,938,427	294,922,074	304,439,440	304,439,440
Diluted	18	121,938,427	294,922,074	304,439,440	304,439,440
Share-based compensation expenses included in:
Cost of revenues		10	-	-	-
Selling and marketing expenses		41,363	77,646	(952)	(146)
General and administrative expenses		35,440	28,514	14,316	2,194
Research and development expenses		1,320	4,241	4,084	626

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional paid-in	Accumulated	Accumulated other comprehensive	TuanChe Limited shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/income	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	94,870,580	60	-	-	-	(389,326)	(10,769)	(400,035)	-	(400,035)
Grant of restricted shares	24,407,184	16	(24,407,184)	-	(16)	-	-	-	-	-
Vesting of restricted shares	-	-	12,917,926		71,209	-	-	71,209	-	71,209
Share issuance upon the initial public offering, net of issuance costs	10,400,000	7	-	-	103,365	-	-	103,372	-	103,372
Share issuance upon the conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	171,102,902	118	-	-	930,318	-	-	930,436	-	930,436
Vesting of share options	-	-	-	-	576	-	-	576	-	576
Share-based compensation for super voting right	-	-	-	-	4,657	-	-	4,657	-	4,657
Share-based compensation for transfer of Class A ordinary shares	-	-	-	-	1,690	-	-	1,690	-	1,690
Deemed capital contribution	-	-	-	-	450	-	-	450	-	450
Accretions to pre-IPO preferred shares redemption value	-	-	-	-	(35,066)	-	-	(35,066)	-	(35,066)
Net loss	-	-	-	-	-	(78,700)	-	(78,700)	-	(78,700)
Foreign currency translation adjustment	-	-	-	-	-	-	3,401	3,401	-	3,401
Balance at December 31,2018	300,780,666	201	(11,489,258)	-	1,077,183	(468,026)	(7,368)	601,990	-	601,990
Balance at January 1, 2019	300,780,666	201	(11,489,258)	-	1,077,183	(468,026)	(7,368)	601,990	-	601,990
Grant of restricted shares	11,527,950	7	(11,527,950)	-	(7)	-	-	-	-	-
Forfeit of restricted shares	(733,764)	-	733,764	-	-	-	-	-	-	-
Vesting of restricted shares	-	-	13,070,570	-	109,968	-	-	109,968	-	109,968
Share-based compensation to nonemployee	-	-	-	-	433	-	-	433	-	433
Repurchase of restricted shares from employees	-	-	(6,358,500)	(32,784)	-	-	-	(32,784)	-	(32,784)
Repurchase of shares	-	-	(1,710,952)	(13,749)	-	-	-	(13,749)	-	(13,749)
Net loss	-	-	-	-	-	(250,640)	-	(250,640)	(659)	(251,299)
Foreign currency translation adjustment	-	-	-	-	-	-	8,416	8,416	-	8,416

TUANCHE LIMITED
 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
 (All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury stock		Additional paid-in	Accumulated	Accumulated other comprehensive	TuanChe Limited shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/income	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	311,574,852	208	(17,282,326)	(46,533)	1,187,577	(718,666)	1,048	423,634	(659)	422,975
Balance at January 1, 2020	311,574,852	208	(17,282,326)	(46,533)	1,187,577	(718,666)	1,048	423,634	(659)	422,975
Grant of restricted shares	3,890,000	3	(3,890,000)	-	(3)	-	-	-	-	-
Forfeit of restricted shares	(3,186,301)	(2)	3,186,301	-	2	-	-	-	-	-
Vesting of restricted shares	-	-	2,998,978	-	17,448	-	-	17,448	-	17,448
Shares issuance to nonemployee	-	-	80,000	647	(647)	-	-	-	-	-
Shares issuance for the acquisition of a subsidiary	8,366,444	7	-	-	16,962	-	-	16,969	-	16,969
Net loss	-	-	-	-	-	(163,034)	-	(163,034)	(444)	(163,478)
Foreign currency translation adjustment	-	-	-	-	-	-	(6,853)	(6,853)	-	(6,853)
Balance at December 31, 2020	320,644,995	216	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(g)
Cash flows from operating activities:
Net Loss	(78,700)	(251,299)	(163,478)	(25,056)
Adjustment to reconcile net loss to net cash used in operating activities:
Provisions for asset impairment	-	1,000	16,573	2,540
Depreciation of property, equipment and software	1,060	3,483	1,785	273
Amortization of intangible assets	-	-	4,134	634
Amortization of leasehold improvement	-	287	1,190	182
Amortization of non-current assets	-	656	-	-
Share-based compensation	78,133	110,401	17,448	2,674
Allowance for doubtful accounts	491	13,684	13,654	2,093
Investment loss from long-term investments	660	917	(933)	(143)
Change in fair value of warrant	3,843	-	-	-
Interests income/(expenses) – net	2,083	(252)	(1,241)	(190)
Loss/ (Gain) on disposal of property and equipment	1	(5)	51	8
Recognition of deferred income	-	(611)	(550)	(84)
Exchange loss	-	661	(25)	(4)
Loss on changes in fair value in guarantee liabilities	-	-	233	36
Deferred income taxes	-	-	(1,032)	(158)
Non-cash lease expense	-	-	157	24
Changes in operating assets and liabilities:
Accounts receivable	(44,279)	(30,524)	(7,390)	(1,133)
Prepayment and other current assets	(50,377)	(24,100)	13,638	2,090
Held-for-sale assets	837	-	-	-
Accounts payable	3,656	(1,171)	15,970	2,448
Advance from customers	4,953	(9,899)	15,296	2,344
Salary and welfare benefits payable	7,538	19,190	(16,041)	(2,458)
Deferred revenue	-	-	1,720	264
Other taxes payable	(4,502)	(1,037)	876	134
Other current liabilities	21,265	6,813	(889)	(136)
Net cash used in operating activities	(53,338)	(161,806)	(88,854)	(13,618)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(20,708)	(13,243)	(2,048)	(314)
Placement of time deposits	-	(69,762)	(141,016)	(21,611)
Cash payment of bridge loan	-	(99,148)	-	-
Cash paid for short-term investments	-	-	(7,105)	(1,089)
Cash paid for long-term investments	(4,250)	(5,400)	(700)	(107)
Cash received from maturity of time deposits	-	-	166,192	25,470
Cash received from disposal of long-term investments	-	-	250	38
Cash received from acquisition of a subsidiary	-	-	1,330	204
Cash received from disposal of property, equipment and software	12	5	-	-
Cash received from disposal of short-term investments	4,200	-	20,795	3,186
Net cash (used in)/generated from investing activities	(20,746)	(187,548)	37,698	5,777
Cash flows from financing activities：
Cash payments for repurchase of restricted shares from employees	-	(26,228)	-	-
Cash payments for repurchase of shares	-	(13,749)	-	-
Cash received from short-term borrowings	19,942	-	3,000	460
Cash repayments of short-term borrowings	(44,913)	-	(3,000)	(460)
Cash repayments of long-term borrowings	(2,932)	-	-	-
Cash repayments of borrowing from a third party	(19,486)	-	-	-
Cash received from loans provided by employees	11,199	-	-	-
Cash repayments of loans provided by employees	(14,434)	-	-	-
Proceeds from issuance of Series D-1 convertible redeemable preferred shares	151,118	-	-	-
Payment of issuance cost for Series D-1 convertible redeemable preferred shares	(307)	-	-	-
Proceeds from issuance of Series D-2 convertible redeemable preferred shares	359,834	-	-	-
Payment of issuance cost for Series D-2 convertible redeemable preferred shares	(1,267)	-	-	-
Proceeds of initial public offering, net of issuance costs	103,372	-	-	-
Cash received from the depositary bank	-	2,732	-	-
Cash paid from other financing activities	-	-	(63)	(10)
Net cash generated from/(used in) financing activities	562,126	(37,245)	(63)	(10)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	12,713	3,490	(4,485)	(687)
Net increase/(decrease) in cash, cash equivalents and restricted cash	500,755	(383,109)	(55,704)	(8,538)
Cash, cash equivalents and restricted cash at beginning of the year	77,803	578,558	195,449	29,954
Including:
Cash and cash equivalents at the beginning of the year	66,695	578,558	193,920	29,720
Restricted cash at the beginning of the year	11,108	-	1,529	234
Cash, cash equivalents and restricted cash at end of the year	578,558	195,449	139,745	21,416
Including:
Cash and cash equivalents at the end of the year	578,558	193,920	109,916	16,845
Restricted cash at the end of the year	-	1,529	29,829	4,571
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(4,340)	-	-	-
Supplemental schedule of non-cash investing and financing activities:
Accretions to pre-IPO preferred shares redemption value	35,066	-	-	-
Imputed interest for borrowing from a third party	450	-	-	-
Conversion and redesignation of pre-IPO preferred shares into Class A ordinary shares	930,436	-	-	-
Bridge loan credited into cash portion of acquisition (Note 24)	-	-	99,896	15,310
Equity consideration of the acquisition (Note 24)	-	-	16,969	2,601

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Reorganization

TuanChe Limited (the “Company”) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities ("VIEs") and subsidiaries of VIEs (collectively referred to as the "Group"). The Group is primarily engaged in the operation of providing auto shows, special promotion events services, virtual dealership, online marketing services and other related businesses in the People’s Republic of China (the "PRC" or "China"). The Group commenced its auto shows business from the fourth quarter of 2016. The Group decided to discontinue the electric vehicle sales facilitation business in December 2017. In June 2018, the Group commenced its virtual dealership business, marketing information services and demand-side platform services. In January 2019, the Group commenced its special promotion events business. In October 2019, the Group commenced its referral services in collaboration with a commercial bank. In the first quarter of 2020, the Group acquired Longye International Limited (“Longye”) and commenced a subscription and support service, and it also commenced its live streaming promotion events services and customer referral services.

As of December 31, 2020, the Company's major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, virtual dealership, online marketing services
Longye International Limited (“Longye”)*	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited*	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)*	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services

Major VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Best Cars Limited (“Best Cars”)	British Virgin Islands, 2018	100	Holding of ordinary shares for restricted share awards
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)*	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)*	Beijing, PRC 2018	100	Technical support and consulting services
Tansuojixian Technology (Beijing) Co., Ltd. (“Tansuojixian”)	Beijing, PRC 2018	100	Technical support and consulting services

Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Virtual dealership services
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd. (“GuoHeng Chuangxin”)	Beijing, PRC 2016	100	Remain dormant
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd. (“GuoChuang Automobile”)	Shandong, PRC 2016	100	Remain dormant
Tianjin Hengyuan Chuangxin Automobile Sales & Service Co., Ltd. (“Tianjin Hengyuan”)	Tianjin, PRC 2016	100	Remain dormant

* On January 13, 2020, the Company completed the acquisition of Longye. Please refer to Note 24 for more details on the disclosure of this acquisition.

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

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conduct operations in the PRC principally through TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian, which are variable interest entities, or VIEs, and their subsidiaries, collectively referred to as consolidated affiliated entities. The Group have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu or Chema (as applicable), or its WFOEs, with each of its VIEs and their respective shareholders, respectively.

The contractual arrangements, as described in more detail below, collectively allow the Group to:

•	exercise effective control over each of consolidated affiliated entities;

•	receive substantially all of the economic benefits of consolidated affiliated entities; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIEs when and to the extent permitted by PRC laws.

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

(All amounts in thousands, except for share and per share data)

1. Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between each of its VIEs and the applicable WFOE, the respective WFOE has the exclusive right to provide or designate any third party to provide, among other things, comprehensive business support, technical support and consulting services to VIEs. In exchange, VIEs pay service fees to the respective WFOE in an amount determined at such WFOE’s discretion. Without the prior written consent of the applicable WFOE, VIEs cannot accept any consulting and/or services provided by or establish similar cooperation relationship with any third party. Such WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The agreement shall remain effective unless unilaterally terminated by such WFOE with a written notice or pursuant to other provisions of the agreement, whereas VIEs do not have any right to unilaterally terminate the exclusive business cooperation agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among the applicable WFOE, each of its VIEs and their respective shareholders, each of the shareholders of VIEs irrevocably granted such WFOE a right to purchase, or designate a third party to purchase, all or any part of their equity interests in VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at such WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of VIEs shall promptly give all considerations they received from the exercise of the options to WFOEs (as applicable). Without the applicable WFOE’s prior written consent, VIEs and their respective shareholders shall not enter into any major contract except for those entered in the daily business operations. Without the applicable WFOE’s prior written consent, VIEs and their respective shareholders shall not sell, transfer, license or otherwise dispose of any of VIEs’ assets or allow any encumbrance of any assets. VIEs shall not be dissolved or liquidated without the written consent by the applicable WFOE. This agreement shall remain in effect and VIEs do not have any right to unilaterally terminate the exclusive call option agreement.

Equity Pledge Agreement

Under the equity interest pledge agreement among the applicable WFOE, each of VIEs and their respective shareholders, VIEs’ shareholders pledged all of their equity of VIEs to WFOEs as security for performance of the obligations of VIEs and their respective shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the respective WFOE may exercise the right to enforce the pledge immediately. Such WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on VIEs’ shareholders and their successors. The equity pledge agreement shall remain in effect and VIEs do not have any right to unilaterally terminate the equity interest pledge agreement.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of VIEs, each of them irrevocably authorized the applicable WFOE to act on their respective behalf as exclusive agent and attorney, with respect to all rights of shareholders concerning all the equity interest held by each of them in VIEs, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to exercise all shareholder rights and the voting rights (including the right to sell, transfer, pledge and dispose of all or a portion of the equity interests held by such shareholder), and the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of VIEs unconditionally and irrevocably agrees that the equity interest in VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the powers of attorney. In addition, each of them agrees not to assert any rights over the equity interest in VIEs held by his or her respective spouse. In addition, in the event that any of them obtains any equity interest in VIEs held by his or her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Reorganization (Continued)

Risks in relation to the VIE structure

In May 2018, Best Cars Limited (“Best Cars”), a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by its shareholders to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into an agreement with Best Cars and its shareholder in which provides the Company with effective control over Best Cars and enables the Company to obtain substantially all of the economic benefits arising from Best Cars. As of December 31, 2019 and 2020, Best Cars held 38,723,321 and 38,723,321 Class A ordinary shares of the Company, respectively.

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

The following combined financial information of the Group's VIEs as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 were included in the accompanying consolidated financial statements of the Group as follows:

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	13,136	20,178
Accounts receivable, net	6,834	9,803
Prepayments and other current assets	17,092	8,329
Amount due from the subsidiaries of the Group	11,197	73,036
Total current assets	48,259	111,346
Non-current assets:
Property, equipment and software, net	313	578
Operating lease right-of-use assets, net	-	2,003
Long-term investments	7,874	8,949
Total non-current assets	8,187	11,530
TOTAL ASSETS	56,446	122,876
Current liabilities:
Accounts payable	3,624	3,827
Advance from customers	2,677	4,649
Salary and welfare benefits payable	29,970	31,115
Other taxes payable	12,412	12,860
Short-term operating lease liabilities	-	1,025
Current portion of deferred revenue	-	4,054
Other current liabilities	800	8,795
Amount due to the subsidiaries of the Group	183,674	210,102
Total current liabilities	233,157	276,427
Non-current liabilities:
Non-current portion of deferred revenue	-	185
Long-term operating lease liabilities	-	978
Total non-current liabilities	-	1,163
TOTAL LIABILITIES	233,157	277,590

	For the year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	329,788	144,115	104,819
Net (loss)/profit from continuing operations	(34,674)	7,450	(3,462)
Net (loss)/profit from discontinued operations	(3,612)	-	-
Net (loss)/profit	(38,286)	7,450	(3,462)

	For the year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	24,144	(6,612)	(4,945)
Net cash (used in)/generated from investing activities	(50)	(5,418)	12,050
Net cash used in financing activities	(31,138)	-	(63)
Net (decrease)/increase in cash and cash equivalent	(7,044)	(12,030)	7,042

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB10.0 million and RMB40.1 million as of December 31, 2019 and 2020, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity and COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB78.7 million, RMB251.3 million and RMB163.5 million for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was RMB53.3 million, RMB161.8 million and RMB88.9 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was RMB718.7 million and RMB881.7 million as of December 31, 2019 and 2020, respectively. As of December 31, 2020, the Company had cash and cash equivalents of RMB109.9 million (US$16.8 million) and time deposits of RMB45.7 million (US$7.0 million), collectively RMB155.6 million (US$23.8 million). The COVID-19 pandemic negatively impacted the Group’s business operations for the year ended December 31, 2020 and has continued to impact the Group’s results of operations and cash flows due to the slow recovery in the subsequent periods.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan which includes future business expansion, continued diversification of its service offerings to include online auto shows, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations, and responding to the development of the COVID-19 pandemic. In response to the impact of COVID-19, in 2020, the Group implemented measures to adjust the pace of its operation expansion and conserve resources such as furlough arrangements, scaling back the Group’s recruitment budget and employee size to control its operating expenses and reduce cash used in operating activities. With the easing of COVID-19 pandemic and the relaxation of the related precautionary government-imposed quarantine measures, the Group is gradually resuming its daily business operation and recruitment pace. However, regional outbreaks of COVID-19 pandemic may still impact the Group’s business, result of operations, financial condition and liquidity, and the Group will have to resort to additional costs cutting measures including re-implementation of furlough arrangements if the outbreak of COVID-19 and its impact persist or escalate. Furthermore, as the business operations of the Group’s industry customers have also been severely disrupted, the Group continues to experience delays in collecting its accounts receivable since the COVID-19 outbreak, which could materially and adversely affect its liquidity.

Based on management’s liquidity assessment which considers the Group’s operations at the current business scale, its plan to closely monitor the pace of its operational expansion, control of its operating costs and optimizing operational efficiency to reduce net cash used in operating activities, and taking into consideration uncertainties surrounding the COVID-19 pandemic in the PRC, the Group believes that the cash and cash equivalents and time deposits currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Group expects the operating losses and negative cash flows from operations will continue for the foreseeable future. While the Group has sufficient cash for the next twelve months from the date of this annual report, if it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. The Group plans to raise additional capital, including among others, obtaining debt financing, to support its future operation. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all.

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

b) Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations since the year of 2019. Revenue, previously reported as a single line item, has been disaggregated to present revenue by the various services the Company provides. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

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

e) Use of estimates

The preparation of the Group's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares and warrant, valuation and recognition of share-based compensation expenses, initial valuation of the assets acquired and liabilities assumed in a business combination, subsequent impairment assessment of goodwill and long-lived assets, initial recognition and subsequent measurement of guarantee derivatives at fair value, and subsequent measurement of equity investments using measurement alternative.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and loss are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and loss resulting from foreign exchange transactions are included in exchange gains/(loss) in the consolidated statements of operations and comprehensive loss.

g) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

h) Guarantee derivatives

In October 2019, the Group commenced its referral services in collaboration with a commercial bank with respect to its cooperation with the commercial bank, the Group is required to compensate the bank for the principal loan amount and interest of such auto loan upon certain specified events of default by the referred customers. In order to determine the accounting treatment of the such guarantee, the Group considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

For the financial guarantee provided by the Group that does not meet the scope exception under ASC 815-10-15-58, the Group accounts for the financial guarantee contracts with a commercial bank as derivatives under ASC 815, Derivatives and Hedging, and records them on the consolidated balance sheets as either guarantee assets or guarantee liabilities at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and is remeasured at fair value on an ongoing basis in accordance with ASC 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined by the Group based on a discounted cash flow model, with reference to estimates of cumulative loss rates and margins on cost of guarantee services.

See Note 23 for additional information.

i) Fair value measurements

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

i) Fair value measurements (Continued)

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

The Group's financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, accounts payable, other payables, and guarantee liabilities, of which the carrying values approximate their fair value.

The Group accounts for financial guarantee provided to a commercial bank related to its referral services (Note 2(h)) at fair value. The Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3). The Group considers unobservable inputs to be significant, if , by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

See Note 23 for additional information.

j) Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2019 and 2020, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$15.6 million and US$8.2 million, respectively (equivalent to approximately RMB109.1 million and RMB53.2 million, respectively).

As of December 31, 2019 and 2020, the Group had approximately RMB91.9 million and RMB63.4 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 47.4% and 57.7% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2019 and 2020, the Company had a restricted cash balance approximately RMB1.5 million and RMB29.8 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services to facilitate auto loan applications.

k) Accounts receivable, net

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

l) Time deposits

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

m) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Estimated useful life
Furniture and electronic equipment	3 years
Vehicles	10 years
Software	5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

n) Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets acquired in asset acquisitions are measured based on the cost to the acquiring entity, which generally includes transaction costs. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated useful life
Customer relationships	3 years
Trade names	10 years
Technologies	7 years

o) Long-term investments

In accordance with ASU 2016-01, for investments in equity instruments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost less impairment accounting is applied (“measurement alternative”). Gain or loss are realized when such investment is sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 Investments-Equity Method and Joint Ventures. The Company adjusts the carrying amount of equity method investment for its share of the income or loss of the investee and reports the recognized income or loss in the consolidated statements of operations and comprehensive loss. The Company’s share of the income or loss of an investee are based on the shares of common stock and in-substance common stock held by the Company.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

p) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2020 was related to its acquisition of Longye in January 2020 (Note 24). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount as of December 31, 2020. Therefore, no impairment loss was recorded for the years ended December 31, 2020. At December 31, 2020, goodwill was RMB115.4 million (US$17.7 million).

If the Group reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

q) Other non-current assets

As of December 31, 2019 and 2020, other non-current assets comprises mainly prepayments for the purchases of softwares.

r) Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

s) Warrant

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

As of December 31, 2018, 2019 and 2020, upfront issuance costs of RMB0.7 million, nil and nil were included in other non-current assets, respectively.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

t) Revenue recognition

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

The Group determines revenue recognition through the following steps:

•     identification of the contract, or contracts, with a customer;

•     identification of the performance obligations in the contract;

•     determination of the transaction price;

•     allocation of the transaction price to the performance obligations in the contract; and

•     recognition of revenue when, or as, the Group satisfies a performance obligation

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Offline marketing services revenue

Auto shows revenue

The Group’s online website and offline infrastructure allow them to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per auto show event from its industry customers for arranging, decorating and providing booth space at auto shows. The Group has identified one performance obligation for the transaction - providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As the Group has control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

Special promotion events revenue

The Group provides integrated services to support auto dealers’ own special promotion events during a specific period. The services include event planning and execution, marketing, training and onsite coaching, etc. The Group charges a fixed service fee per special promotion event. The Group has identified one performance obligation as the individual service promised in service contracts are not distinct individually. As the Group has control of the service and discretion in establishing the price of the fee to auto dealers, it is considered to be a principal in accordance with ASC 606. The special promotion events revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

Virtual dealership, online marketing services and others

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

t) Revenue recognition (Continued)

Online marketing services revenue

The Group's online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

The Group commenced its live streaming promotion events services from the first quarter of 2020, holding promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. ( “Tmall”), which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per live streaming promotion event from its industry customers for arranging, decorating and providing the platform. As the Group has control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events services revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. ("Baidu") to use the membership services of a Baidu’s auto content distribution platform. The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform. In accordance with ASC 606, the Group recognizes the commission fees at net basis, as the Group is acting as an agent and has neither inventory risk nor the discretion to establish prices.

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

Other revenue

In October 2019, the Group commenced its auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following certain time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed; the mortgage registration procedures should be completed within 120 days after the loan issuance;(b) no overdue of more than 30 days for any of the first 3 monthly repayment. The periodic guarantee, within the scope of ASC 815, Derivatives and Hedging, is recorded at fair value at inception of the loans. Referral services revenue is recognized at a point in time upon the delivery of the services. As the Group is neither the primary obligor nor has the discretion to establish prices, it is considered to be an agent in accordance with ASC 606 and recognized at net basis.

On January 13, 2020, the Company completed the acquisition of Longye (Note 24), a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group's multi-tenant software without taking possession of the software. The Group initially records the subscription and support services fee as deferred revenue upon reception and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. As the Group has control of the subscription and support services and discretion in establishing the price of subscription and support services fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

u) Cost of revenues

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs, direct labor costs and other direct costs.

v) Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance the Group's websites and platform of applications. The Group recognizes these expenses when incurred, unless they qualify for capitalization as software development costs.

w) Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group's sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, the advertising and promotional expenses were RMB238.0million, RMB291.2 million and RMB156.6 million, respectively.

x) Leases

Adoption of the New Lease Accounting Standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). Further, as a clarification of the new guidance, the FASB issued several amendments and updates. The Group adopted the new lease guidance beginning December 31, 2020 by applying the modified retrospective method to those contracts that are not completed as of December 31, 2020, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

Upon the adoption of the new guidance, on December 31, 2020, the Group recognized operating lease ROU assets of RMB10.8 million, and operating lease liabilities of RMB9.9 million (including short-term operating lease liabilities of RMB 5.9 million and long-term operating lease liabilities of RMB4.0 million).

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office spaces and venues for auto shows and has no finance leases as of December 31, 2020. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Group’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

y) Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to nonemployee in accordance with ASC 505. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Share-based compensation expenses for share options granted to nonemployees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options granted to nonemployees based on the then-current fair value at each reporting date.

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

z) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB24.6 million, RMB39.2 million and RMB13.4 million, for the years ended December 31, 2018, 2019 and 2020, respectively.

aa) Taxation

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

aa) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

bb) Related parties

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

cc) Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company's preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the loss.

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

dd) Statutory reserves

In accordance with China's Company Laws, the Company's VIEs in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in China ("PRC GAAP") to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

The Company has not appropriated any amount to statutory reserves for the years ended December 31, 2018, 2019 and 2020 as its subsidiaries, VIEs and subsidiaries of VIEs in the PRC are still in accumulated deficit position.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

ee) Comprehensive loss

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

ff) Non-controlling interests

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

gg) Treasury stock

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

hh) Segment reporting

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

ii) Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

jj) Concentrations and Risks

Online advertising and promotional service provider

The Group relied on online advertising and promotional service providers and their affiliates for online advertising and promotional service to support its operations during the years ended December 31, 2018, 2019 and 2020 as follows:

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

jj) Concentrations and Risks (Continued)

	For the year ended December 31,
	2018	2019	2020
Total number of online advertising and promotional service providers	32	25	41
Number of online service providers that accounted for 10% or more of the Group’s online advertising and promotional service	2	2	2
Total percentage of the Group’s online advertising and promotional service expenses that were paid to these service providers who accounted for 10% or more of the Group’s online advertising and promotional service expenses	43%	55%	43%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, time deposits and accounts receivable. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There was no customer had receivable balances exceeding 10% of the total accounts receivable balances of the Group as of December 31, 2019 and 2020, respectively.

Compliance risk

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

Starting from October 2019, the Group commenced auto loan referral services in collaboration with a commercial bank. In accordance with the agreement with this commercial bank, the Company will compensate the bank for the principal loan amount and the ensuing interests upon the occurrence of certain events of default by the referred customers. Due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions remain unclear. It is uncertain whether the Group’s services as mentioned above would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form.  Furthermore, the Group has not been subject to any fine or other penalties with regard to its cooperation with the commercial bank.

Nevertheless, the Group has been taking necessary measures to fully comply with the foregoing laws and regulations on financing guarantee business. According to the cooperation agreement with this commercial bank, the cooperation will expire in October 2021, which will allow the Group to exit the cooperation unless both parties agree otherwise. The Group cannot assure that it will not be subject to penalties for its past operation of such business. To the extent any of the foregoing were to occur, the Group’s business, results of operations and financial condition could be adversely affected.

kk) Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was further amended by ASU 2019-10 in November 2019, for public business entities that meet the definition of an U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be SRCs as defined by the SEC, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company is required to recognize an allowance based on its estimate of expected credit loss. The Group will adopt the new credit loss guidance beginning January 1, 2021. The Group has finalized its analysis and the impact to the opening balance of retained earnings at January 1, 2021 will be immaterial.

In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for the Group. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Discontinued operations

On December 10, 2017, pursuant to the resolutions of the shareholders and board of directors, the Company decided to discontinue the electric vehicle sales facilitation business (the “Discontinued Business”). The Discontinued Business represents a strategic shift that has a major effect on the Group’s operations and financial results.

On June 30, 2018, the Company completed the disposal of the Discontinued Business, resulting a gain of disposal of RMB0.8 million.

The following is the results of discontinued operations:

Results of discontinued operations:

For the period from January 1 to June 30,
2018
RMB
Net revenues	4,807
Cost of revenues	(280)
Gross profit	4,527
Operating expenses：
Selling and marketing expenses	(6,800)
General and administrative expenses	(1,368)
Total operating expense	(8,168)
Loss from operations	(3,641)
Other expenses：
Interest expenses, net	(676)
Gain from disposal of discontinued operations	771
Others, net	(66)
Loss from discontinued operations before income taxes	(3,612)
Income tax expense	-
Net loss from discontinued operations	(3,612)

Cash flows of the discontinued operations:

For the period from January 1 to June 30,
2018
RMB
Cash flows used in discontinued operations
Net cash used in operating activities	(2,817)
Net cash used in investing activities	-
Net cash used in financing activities	(2,513)
Net decrease in cash and cash equivalents	(5,330)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Accounts receivable, net

Accounts and notes receivables are consisted of the following:

	December 31, 2019	December 31, 2020
	RMB	RMB
Notes receivable	12,209	5,235
Accounts receivable, gross	74,357	84,189
Less: allowance for doubtful accounts	(14,175)	(23,298)
Accounts receivable, net	72,391	66,126

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Notes receivable were RMB12.2 million and RMB5.2 million for the years ended December 31, 2019 and 2020, respectively.

Receivable balance are written off when they are determined to be uncollectable. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Balance at the beginning of the year	418	491	14,175
Additions charged to bad debt expense	491	13,684	13,654
Write-off of bad debt allowance	(418)	-	(4,531)
Balance at the end of the year	491	14,175	23,298

5. Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deductible VAT	4,056	2,280
Deposits	14,496	8,748
Prepaid rental expenses	1,662	237
Receivables due from third-party online payment platforms	4,755	1,126
Staff advances	4,131	910
Prepaid promotion expenses	54,382	55,853
Prepaid service fees	4,591	635
Prepaid insurance fees	3,648	4,429
Bridge loan receivable*	100,611	-
Others	1,450	2,211
Less: provisions for prepayment and other current assets	-	(16,573)
Total	193,782	59,856

*On May, 2019, the Company (the “Purchaser”) entered into a share purchase agreement (the “Agreement”) with, among other parties, Longye (the “Seller”), a company incorporated in the Cayman Islands, to acquire its entire entity interest for a total consideration of U.S.-dollar equivalent of RMB200,000,000 in the form of cash and the Company’s securities in aggregate. According to the Agreement, the Purchaser shall pay RMB100,000,000 equivalent in USD as a bridge loan to the Seller. The Company has completed the acquisition on January 13, 2020, the Company has credited this bridge loan to the cash portion of the purchase price. See Note 24 for additional information.

The Group recognized a net provision for prepayment and other current assets of RMB16,573 for the year ended December 31, 2020. The following table summarized the details of the Group’s provision for prepayment and other current assets:

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. Prepayment and other current assets (continued)

	December 31, 2019	December 31, 2020
	RMB	RMB
Balance at the beginning of the year	-	-
Additions	-	16,573
Reversal	-	-
Transfer-out	-	-
Write-off	-	-
Balance at the end of the year	-	16,573

6. Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2019	December 31, 2020
	RMB	RMB
Furniture and electronic equipment	5,398	6,373
Vehicles	425	296
Software	18,948	1,516
Leasehold improvement	2,874	4,469
Total property, equipment and software	27,645	12,654
Less: accumulated depreciation – Furniture and electronic equipment	(3,314)	(4,434)
accumulated amortization – Vehicles	(188)	(193)
accumulated amortization – Software	(3,435)	(809)
accumulated amortization – Leasehold improvement	(348)	(1,510)
Property, equipment and software, net	20,360	5,708

Depreciation expenses of property, equipment and software were RMB1.1 million, RMB3.8 million and RMB3.0 million, for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment charge was recognized for any of the years presented.

Based on the current amount of property, equipment and software subject to depreciation, the estimated depreciation expenses for each of the following five years are as follows: 2021: RMB2.9 million, 2022: RMB1.9 million, 2023: RMB0.7 million, 2024: RMB0.1 million and 2025: nil.

7. Intangible assets

The following table presents the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2019	December 31, 2020
	RMB	RMB
Customer relationships	-	3,300
Trade names	-	4,822
Technologies	-	17,833
Total Intangible assets	-	25,955
Less: accumulated amortization – Customer relationships	-	(1,100)
accumulated amortization – Trade names	-	(487)
accumulated amortization – Technologies	-	(2,547)
Intangible assets, net	-	21,821

The Company acquired Longye on January 13, 2020 and identified the intangible assets of customer relationships, trade names and technologies (Note 24). The intangible assets are amortized using straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 3 to 10 years. Amortization expense was nil, nil and RMB4.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2021: RMB4.1 million, 2022: RMB4.1 million, 2023: RMB3.0 million, 2024: RMB3.0 million and 2025: RMB3.0 million.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Long- term investments

As of December 31, 2019 and 2020, long-term investments include equity investments in privately held companies.

a) Equity investments without readily determinable fair values

The Group carries these investments at cost less impairment as the Group does not have significant influence and the investments do not have a readily determinable fair value. As of December 31, 2019 and 2020, the carrying value of equity investments at cost less impairment was RMB5.7 million and RMB6.1 million, respectively.

b) Equity investments accounted for using the equity method

On September 3, 2018, TuanChe Internet invested RMB4.0 million in cash for a 40% equity interest in Shanghai Three Drivers Culture Media Co., Limited (“STDC”) that operates a car media business. TuanChe Internet applies the equity method of accounting to account for its equity investment in common stock of STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2019 and 2020, the carrying value of equity investment for using equity method was RMB2.2 million and RMB2.8 million, respectively.

Impairment provision made for the years ended December 31, 2018, 2019 and 2020 was nil, RMB1.0 million and nil, respectively.

For the year ended December 31, 2019, the Group made impairment provision of RMB1.0 million for one of its equity investments without readily determinable fair values.

c) Disposal of equity investments without readily determinable fair values

On December 2, 2020, the Group disposed the investment of Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd. (“Kuka”) with a consideration of RMB0.3 million. This disposal is a related party transaction because the ultimate beneficial owner of Kuka is Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Group (Note 20).

9. Taxation

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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020:

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Taxation (Continued)

a) Income taxes (Continued)

	For the year ended December 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	(10.4)	(10.0)	-
Change in valuation allowance	(14.6)	(15.0)	(25.0)
Others	-	-	(0.6)
Effective income tax rate	-	-	(0.6)

As of December 31, 2020, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2021	15,110
Loss expiring in 2022	17,811
Loss expiring in 2023	64,758
Loss expiring in 2024	179,412
Loss expiring in 2025	68,548
345,639

b) Sales tax

The Group’s subsidiaries and VIEs incorporated in China are mainly subject to 6% VAT for services rendered.

c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	43,262	20,871
Accrued expense and other payables	6,615	13,422
Net operating tax loss carry forwards (Note)	39,836	86,410
Total deferred tax assets	89,713	120,703
Less: valuation allowance	(89,713)	(120,703)
Net deferred tax assets	-	-

Note: Upon the acquisition of Longye on January 13, 2020, the Group recorded deferred tax assets due to tax losses and related valuation allowance by approximately RMB1,494 (US$229) and RMB1,494 (US$229), respectively.

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

	Balance at January 1	Addition	Balance at December 31
	RMB	RMB	RMB
2018	(48,555)	(14,159)	(62,714)
2019	(62,714)	(26,999)	(89,713)
2020	(89,713)	(30,990)	(120,703)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Taxation (Continued)

c) Deferred tax assets and liabilities (Continued)

	December 31, 2019	December 31, 2020
	RMB	RMB
Deferred tax liabilities:
Identifiable intangible assets arising from acquisition	-	5,451
Total deferred tax liabilities	-	5,451

d) Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

As of December 31, 2019 and 2020, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

10. Other taxes payable

The following is a summary of other taxes payable as of December 31, 2019 and 2020:

	December 31, 2019 RMB	December 31, 2020 RMB
Withholding individual income taxes for employees	9,727	10,232
VAT payables	12,105	12,134
Others	662	626
Total	22,494	22,992

11. Leases

The Group has operating leases for office spaces and venues for auto shows the Group utilizes under lease arrangements. As of December 31, 2020, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	As of
	December 31,	December 31,
	2020	2020
	RMB	US$
ASSETS
Operating lease right-of-use assets, net	10,801	1,655
LIABILITIES
Short-term operating lease liabilities	5,911	906
Long-term operating lease liabilities	4,048	620

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

The lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

		Year ended
		December 31,	December 31,
		2020	2020
		RMB	US$
	Classification in consolidated statements of operations and comprehensive loss
Operating lease cost	Cost of revenues and operating expenses	42,643	6,535

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases for office spaces and venues for auto shows as of December 31, 2020 is as follows:

	December 31,	December 31,
	2020	2020
	RMB	US$
2021	6,030	924
2022	2,569	394
2023	1,299	199
2024	548	84
2025	-	-
Total lease payments	10,446	1,601
Less: imputed interest	(487)	(75)
Total	9,959	1,526

Future minium lease payment under the Group’s non-cancellable operating leases of office spaces and venues for auto shows as of December 31, 2019, presented based on the Group’s historical accounting prior to the adoption of the new lease guidance, is as follows:

	December 31,	December 31,
	2019	2019
	RMB	US$
2020	11,255	1,617
2021	5,786	831
2022	1,534	220
2023	499	72
2024	291	42
Total minimum commitments	19,365	2,782

As of December 31, 2020, the Group’s weighted-average remaining lease term was 2.35 years, and weighted-average discount rate was 4.75%.

As of
December 31,
2020
Weighted average remaining lease term	2.35
Weighted average discount rate	4.75%

As of December 31, 2020, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

12. Short-term borrowings

As of December 31, 2019 and 2020, the Group had no balance of short-term or long-term borrowings. For the year ended December 31, 2020, the Group drew down RMB3.0 million on June 29, 2020. The interest was payable on a monthly basis and the principal was due upon maturity. The loan was repaid on December 10, 2020.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Short-term borrowings (Continued)

Short-term borrowings	Maturity date	Principal amount	Interest rate per annum	Name of bank
Term loan
Loan I	December 26, 2020	3,000	4.55%	Industrial & Commercial Bank of China (“ICBC”)

13. Other current liabilities

The following is a summary of other current liabilities as of December 31, 2019 and 2020:

	December 31, 2019 RMB	December 31, 2020 RMB
Professional service fee	5,741	9,245
Online promotional expense payables	28,595	19,761
Tickets printing and delivery payables	1,271	1,049
Advertising expense payables	1,798	7,816
Others	3,508	3,693
Total	40,913	41,564

14. Preferred shares

Since their inception in 2012, the Company have raised approximately US$125.1 million in equity financing from a group of investors:

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

14. Preferred shares (Continued)

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

15. Employee Benefits

The Company's subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company's Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group's employee welfare benefits expenses for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Medical and welfare defined contribution plan	21,869	38,183	13,091
Other employee benefits	2,741	969	310
Total	24,610	39,152	13,401

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Share-based Compensation

a) Description of stock option plan

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

The Company has replaced these share options with restricted shares for all employees and nonemployees on June 15, 2018 (Note 16(d)).

b) Valuation assumptions

The Group historically uses binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	2018	2019	2020
Expected volatility	57.30%	Not applicable	Not applicable
Weighted average volatility	57.30%	Not applicable	Not applicable
Expected dividends	-	Not applicable	Not applicable
Risk-free rate	3.10%	Not applicable	Not applicable
Contractual term (in years)	10	Not applicable	Not applicable
Enterprise value	US$0.65	Not applicable	Not applicable

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

c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2017, 2018, 2019 and 2020.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2017	18,892	1,637	20,529	0.43	1.39	9,975
Granted	60	-	60	0.42	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,877)	-	(1,877)	0.94	-	-
Outstanding at December 31, 2017	17,075	1,637	18,712	0.37	0.72	8,951
Granted	205	-	205	1.00	-	-
Exercised	-	-	-	-	-	-
Forfeited	(3,443)	-	(3,443)	0.12	-	-
Replaced by restricted shares	(13,837)	(1,637)	(15,474)	(0.43)	-	-
Outstanding at December 31, 2018, 2019 and 2020	-	-	-	-	-	-
Exercisable as of December 31, 2017	10,606	1,424	12,030	0.28	0.39	5,293
Exercisable as of December 31, 2018, 2019 and 2020	-	-	-	-	-	-

The weighted average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 was RMB1.8692, nil and nil per option, respectively.

No options were exercised for the years ended December 31, 2018, 2019 and 2020.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Share-based Compensation (Continued)

d) Share option replacement

In June 2018, the directors of the Company (the “Directors”) approved the TuanChe Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars which is a VIE of the Company for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and nonemployees of the Company shall be replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type 1) modification. The Company has recognized the portion of incremental value of RMB10.7 million as expenses immediately for those vested share options; the portion of the incremental value of RMB3.7 million as the result of the replacement for unvested share options will be recognized as expenses over the remaining vesting periods of 1 to 4 years.

For years ended December 31, 2019 and 2020, the Company has granted 11,527,950 and 3,890,000 restricted shares to its employees. The total fair value of RMB112.6 million and RMB27.5 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value
		US$
Outstanding as of January 1, 2018	-	-
Granted	24,407,184	1.595
Vested	(12,917,926)	1.595
Outstanding as of December 31, 2018	11,489,258	1.595
Granted	11,527,950	1.440
Forfeit	(733,764)	1.593
Vested	(13,070,570)	1.623
Outstanding as of December 31, 2019	9,212,874	1.364
Granted	3,890,000	0.382
Forfeit	(3,186,301)	1.587
Vested	(2,998,978)	1.406
Outstanding as of December 31, 2020	6,917,595	0.692

For the year ended December 31, 2018, total share-based compensation expenses recognized by the Group for the share options and restricted shares granted were RMB0.6 million and RMB71.2 million, respectively. For the year ended December 31, 2019 and 2020, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB110.0 million and RMB17.4 million, respectively.

As of December 31, 2018, 2019 and 2020, there were RMB77.0 million, RMB79.5 million and RMB89.6 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.92 years.

e) Super voting right

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

16. Share-based Compensation (Continued)

f) Transfer of ordinary shares

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

g) Repurchase of restricted shares from employees

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

17. Ordinary shares

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

On June 17, 2019, the Company announced that its board of directors authorized a share repurchase program of up to US$20 million of the Company’s outstanding ADSs within the next twelve months. As of December 31, 2020, the Company has repurchased approximately 1,710,952 ordinary shares (equivalent to 427,738 ADSs) on the open market in a total consideration of approximately RMB15.1 million (equivalent to US$2.0 million), at an average price of US$1.16 per share (US$4.65 per ADSs). The repurchased shares have been reserved and accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheet.

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

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, the potential preferred shares, share options, convertible loan, warrant and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holder of preferred shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020
Numerator :
Net loss from continuing operations	(75,088)	(251,299)	(163,478)
Net loss from discontinued operations	(3,612)	-	-
Total net loss	(78,700)	(251,299)	(163,478)
Net loss from continuing operations	(75,088)	(251,299)	(163,478)
Less: Accretions to pre-IPO preferred shares redemption value	(35,066)	-	-
Net loss attributable to TuanChe Limited's shareholders from continuing operations	(110,154)	(251,299)	(163,478)
Net loss attributable to TuanChe Limited's shareholders from discontinued operations	(3,612)	-	-
Denominator:
Weighted average number of ordinary shares outstanding, basic	121,938,427	294,922,074	304,439,440
Weighted average number of ordinary shares outstanding, diluted	121,938,427	294,922,074	304,439,440
Basic net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(0.90)	(0.85)	(0.54)
Diluted net loss per share attributable to TuanChe Limited’s shareholders from continuing operations	(0.90)	(0.85)	(0.54)
Basic net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.03)	-	-
Diluted net loss per share attributable to TuanChe Limited’s shareholders from discontinued operations	(0.03)	-	-

19. Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

20. Related party transactions

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

On December 2, 2020, the Group disposed the investment of Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd. (“Kuka”) with a consideration of RMB0.3 million. The ultimate beneficial owner of Kuka is Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Group.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Subsequent events

Preliminary Non-Binding “Going Private” Proposal

The Group’s board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”) dated January 21, 2021 from its chairman and chief executive officer, Mr. Wei Wen (“Mr. Wen”), proposing to acquire all of the outstanding ordinary shares (the “Shares”) of the Company, including Shares represented by American depositary shares (the “ADSs,” each representing sixteen (16) Class A ordinary shares), that are not already owned by Mr. Wen for a purchase price of US$4.25 per ADS in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. According to the Proposal, the Proposed Transaction is intended to be financed through debt and/or equity capital, where equity capital will be provided at least in part by Mr. Wen in the form of rollover equity in the Company. The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Disposal of a long-term investment

On January 27, 2021, TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”) disposed the investment of Fat Magpie (Beijing) technology Co., Ltd. (“Fat Magpie”) with a consideration of RMB5.4 million to a third-party individual, Mr. Wang Zhengsong.

Additional investment of a long-term investment

On January 31, 2021, TuanChe Internet entered into an agreement with Shanghai Three Drivers Culture Media Co., Limited (“STDC”) that it will make an additional investment of RMB2.3 million in cash for an additional 9% equity interest in STDC in order to further develop social media advertising business. Upon the completion of the transaction, TuanChe Internet will own 49% shares in STDC. TuanChe Internet will continue to apply the equity method of accounting to account for its equity investment in common stock of STDC, over which it has significant influence but does not own a majority equity interest or otherwise control.

22. Segment Information

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

The Company has one operating segment of providing auto shows, special promotion events services and virtual dealership, online marketing services and others (the “segment”), except for in 2017 and 2018 when the Group has two operating segments Continuing Business and Discontinued Business.

The Company disposed of its electric vehicle sales facilitation business in June 2018. This is the Discontinued Business and the results of this segment were included as discontinued operations for the years ended December 31, 2017 and 2018.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Segment Information (Continued)

Key revenue streams of the segment are as below:

	December 31, 2018 RMB	December 31, 2019 RMB	December 31, 2020 RMB
Offline Marketing Services:
Auto shows	644,252	603,407	250,481
Special promotion events	-	19,772	4,851
Virtual dealership, online marketing services and others	6,761	21,594	74,896
Total	651,013	644,773	330,228

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

23. Fair Value Measurement

Assets and liabilities disclosed at fair value

The Company’s cash and cash equivalents, restricted cash, accounts receivables, other current assets, accounts payable and other current liabilities are not measured at fair value in the consolidated balance sheets, as their carrying values approximated fair value due to their short-term maturity.

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments under measurement alternative, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Group accounts for financial guarantee provided to a commercial bank related to its referral services (Note 2(h)) at fair value. The Group uses significant unobservable inputs to measure the fair value of these guarantee derivative assets or liabilities (Level 3).

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value as of December 31, 2020 (December 31, 2019: nil):

	For the year ended December 31, 2020
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	US$
Guarantee liabilities	-	-	387	59

Significant Unobservable Inputs

The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2020:

	Unobservable Input	Range of Inputs
Guarantee liabilities	Default rate	0.075%~2.8%
	Reasonable operating profit margin	10%

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Fair Value Measurement (Continued)

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2019	2020
	(RMB in thousands)
Fair value of guarantee liabilities at beginning of the year (Level 3)	Not applicable	-
Issuances	Not applicable	143
Net cash payout	Not applicable	11
Change in fair value	Not applicable	233
Fair value of guarantee liabilities at end of the year (Level 3)	Not applicable	387

24. Acquisition

On January 13, 2020 (the “Closing Date”), the Company completed the acquisition of Longye. The Company acquired the entire equity interest in Longye for a consideration of RMB200 million. Pursuant to the Share Purchase Agreement (the “Agreement”), the Company (1) credited a previous bridge loan to Mr. Li Mingyou (Longye’s founder) of RMB100 million to the cash portion of the purchase price, and (2) issued 8,366,444 Class A ordinary shares (2,092,000 ADSs, calculated by dividing a U.S.-dollar equivalent of RMB100 million by the average closing price of the Company’s shares during the 30-day period ended on May 10, 2019) of the Company to the sellers of Longye.

As of the Closing Date, 20% of the consideration shares were released to the sellers, while the remaining consideration shares are subject to contractual restrictions on transfer from sellers to others. On January 1, 2021, and January 1, 2022, the transfer restrictions related to 30% and 50% of the total consideration shares will be lifted, respectively.

The acquisition was accounted for as a business combination. The financial position and results of operation of Longye and its subsidiaries have been included in the Group’s consolidated financial statements as at December 31, 2020 and for the year then ended. Total purchase price for the acquisition comprised of:

Amount RMB
Total Cash consideration	99,896
Plus: Equity consideration	16,969
Purchase consideration	116,865

The Group made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount RMB	Amortization Period
Intangible assets
Customer relationships	3,300	3 years
Trade names	4,822	10 years
Technologies	17,833	7 years
Goodwill	115,414
Net liabilities acquired, excluding intangible assets and the related deferred tax liabilities	(18,021)
Deferred tax liabilities	(6,483)
	116,865

The excess of purchase price over net tangible liabilities and identifiable intangible assets acquired was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Longye’s resources and experiences in the SaaS industry with the Group’s current business. The goodwill is not expected to be deductible for tax purposes.

Pro forma results of operations for Longye acquisition has not been presented because it was not material to the consolidated financial statements.

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB183.0 million and RMB212.5 million as of December 31, 2019 and December 31, 2020 respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company's shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 26) for the years ended December 31, 2018, 2019 and 2020. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” and subsidiaries of VIEs’ loss are presented as “Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs” on the Condensed statements of operations and comprehensive loss.

26. Additional Information — Condensed Financial Information of the Parent Company

Condensed statements of operations and comprehensive loss:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing expenses	(1,511)	(256)	219	34
General and administrative expenses	(12,936)	(19,801)	(11,492)	(1,761)
Research and development expenses	(84)	(422)	232	36
Total operating expenses	(14,531)	(20,479)	(11,041)	(1,691)
Interest (expenses)/income, net	(1,470)	6,142	1,425	217
Change in fair value of warrant	(3,843)	-	-	-
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(58,864)	(235,804)	(153,967)	(23,596)
Others, net	8	(499)	549	84
Net loss attributable to ordinary shareholders	(78,700)	(250,640)	(163,034)	(24,986)
Accretions to preferred shares redemption value	(35,066)	-	-	-
Net loss	(113,766)	(250,640)	(163,034)	(24,986)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	3,401	8,416	(6,853)	(1,050)
Total comprehensive loss	(110,365)	(242,224)	(169,887)	(26,036)

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. Additional Information — Condensed Financial Information of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	102,002	46,501	7,127
Time deposits	69,762	45,674	7,000
Prepayment and other current assets	104,572	(12,897)	(1,977)
Receivables due from subsidiaries, VIEs and subsidiaries of VIEs	110,348	119,533	18,319
Total current assets	386,684	198,811	30,469
Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	46,087	97,465	14,937
Total non-current assets	46,087	97,465	14,937
TOTAL ASSETS	432,771	296,276	45,406
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other taxes payable	6,654	6224	954
Other current liabilities	325	390	60
Total current liabilities	6,979	6,614	1,014
Non-current liabilities:
Other non-current liabilities	2,158	1,498	230
Total non-current liabilities	2,158	1,498	230
TOTAL LIABILITIES	9,137	8,112	1,244
SHAREHOLDERS’ EQUITY
Class A ordinary shares	173	181	28
Class B ordinary shares	35	35	5
Treasury stock	(46,533)	(45,886)	(7,032)
Additional paid-in capital	1,187,577	1,221,339	187,177
Accumulated deficit	(718,666)	(881,700)	(135,126)
Accumulated other comprehensive income/(loss)	1,048	(5,805)	(890)
TOTAL SHAREHOLDERS' EQUITY	423,634	288,164	44,162
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	432,771	296,276	45,406

TUANCHE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. Additional Information — Condensed Financial Information of the Parent Company (Continued)

Condensed statements of cash flows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(9,640)	(3,086)	(13,622)	(2,087)
Cash flows from investing activities:
Cash paid for investments in subsidiaries, VIEs and subsidiaries of VIEs	(201,744)	(151,006)	(66,027)	(10,119)
Cash payment of time deposits	-	(69,762)	(141,016)	(21,611)
Cash payment of bridge loan	-	(99,148)	-	-
Cash received from maturity of time deposits	-	-	166,192	25,469
Net cash used in investing activities	(201,744)	(319,916)	(40,851)	(6,261)
Cash flows from financing activities:
Cash payments for repurchase of restricted shares from employees	-	(26,228)	-	-
Cash payments for repurchase of shares	-	(13,749)	-	-
Cash received from acquisition	-	-	1,330	204
Proceeds from issuance of Series D-1 convertible redeemable preferred shares	151,118	-	-	-
Payment of issuance cost for Series D-1 convertible redeemable preferred shares	(307)	-	-	-
Proceeds from issuance of Series D-2 convertible redeemable preferred shares	359,834	-	-	-
Payment of issuance cost for Series D-2 convertible redeemable preferred shares	(1,267)	-	-	-
Proceeds of initial public offering, net of issuance costs	103,372	-	-	-
Cash received from the depositary bank	-	2,732	-	-
Net cash generated from/(used in) financing activities	612,750	(37,245)	1,330	204
Effect of exchange rate changes on cash, cash equivalents and restricted cash	12,134	3,313	(2,358)	(361)
Net increase/(decrease) in cash, cash equivalents and restricted cash	413,500	(356,934)	(55,501)	(8,505)
Cash, cash equivalents and restricted cash at the beginning of year	45,436	458,936	102,002	15,632
Cash, cash equivalents and restricted cash at the end of year	458,936	102,002	46,501	7,127

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