Form 20-F
period 2021-12-31
TuanChe Ltd
filed 2022-04-29
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to

Commission file number: 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.  Yes  ◻    No  ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐    No  ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ⌧    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ⌧   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board 	Other 

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ◻    Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ◻    No  ☒

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents 16 Class A ordinary shares;
●	“auto dealer(s)” refers to both franchised dealers and secondary dealers;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;
●	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;
●	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;
●	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America; and
●	“we,” “us,” “our,” “our company,” or “TuanChe” refers to TuanChe Limited, its subsidiaries and its consolidated affiliated entities.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2019, 2020 and 2021 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

TuanChe Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. We carry out our value-added telecommunications business in China through our subsidiaries in China, the VIEs, and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema Beijing, our wholly owned subsidiaries in China, or WFOEs, entered into a series of contractual arrangements with the VIEs, TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian Beijing, and their respective shareholders. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications services set out in the the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the Negative List (2021 Version), promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, in China. As a result, we have control over the VIEs through contractual arrangements, and our VIE structure provides our business operations in China with contractual exposure to foreign investment. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operations through a series of contractual agreements with the VIEs, which enable us to (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in WFOEs and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and the VIEs are treated as our consolidated affiliated entities under U.S. GAAP. However, our contractual arrangements with the VIEs are not equivalent of an investment in the VIEs, and the PRC regulatory authorities could disallow our corporate structure at any time. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of value-added telecommunications service companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission, if we fail to comply with their rules and regulations. In 2019, 2020 and 2021, our PRC subsidiaries received cash of nil, nil and RMB2.0 million, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2019, 2020 and 2021, our PRC subsidiaries paid cash of nil, nil and RMB0.6 million, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by an independent registered public accounting firm that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act, or the HFCA Act, as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecuritve years instead of three. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States.

The ADSs are listed on the Nasdaq Capital Market under the symbol “TC.”

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

A.             [Reserved]

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

An investment in the ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	our reliance on China’s automotive industry for our net revenues and future growth;
●	material and adverse impact from the COVID-19 pandemic on our business operations;
●	our dependence on collaboration with our industry customers;
●	our ability to attract and retain automobile consumers;
●	our net losses in the past and ability to generate net income;
●	liquidity risks in the operation and expansion of our business;
●	our evolving business focuses which may make it difficult to evaluate our business by comparing our results of operations from period to period, or to predict the profitability of certain of our business lines due to their limited operating history;

Risks Related to Our Corporate Structure

●	the agreements that establish the structure for operating some of our operations in China to be found not compliant with PRC regulations relating to the relevant industries;
●	uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law;
●	the risk of losing the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding;
●	failure of the custodians or authorized users of our controlling non-tangible assets, including chops and seals, to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected;

Risks Related to Doing Business in China

●	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;
●	uncertainties with respect to the PRC legal system;
●	us being classified as a PRC resident enterprise for PRC enterprise income tax purposes;
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion delaying or preventing us from using the proceeds of our initial offering;
●	our ADSs being delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China;

Risks Related to Our Ordinary Shares and ADSs

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline;
●	Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of our ADSs.

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. Since 2010, the Beijing municipal government has issued the interim regulations, which were amended from time to time, to control the quantity of small passenger cars in the city. Pursuant to the latest Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing and the Implementing Rules of the Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing (Revised in 2020), both of which were came into force on January 1, 2021, the city imposes an annual quota on the issuance of new vehicle registration plates. The annual car license plate quota in 2022 has been further reduced to 100,000, down from 150,000 in 2017. Some other cities in China, including Tianjin, Hangzhou, and Shenzhen, have also implemented certain interim provisions to control the quantity of small cars in the cities. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, as well as our suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We continued to reduce the number of offline events in the first half of 2020, as the Chinese government issued guidelines to continue to curb indoor public gatherings. For example, on April 6, 2020, the State Council promulgated a notice pursuant to which the various shows and fairs shall be temporarily suspended due to the COVID-19 pandemic. As the COVID-19 pandemic became largely under control in China, we saw a rapid pick-up of the number of auto shows we held in the second half of 2020. However, regional outbreak may occur from time to time, causing us to have no choice but cancel our auto shows and special promotion events. For example, in 2021, we were forced to cancel 157 auto shows due to regional COVID-19 outbreak. In addition, the spread of COVID-19 may continue to cause a general slowdown of the Chinese economy in 2020, 2021 and beyond, leading to a further slump in the demand for automobiles in China. Furthermore, as the business operations of our industry customers have also been severely disrupted, we continue to experience a delay in collecting our account receivables since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size in 2020 and 2021. As the COVID-19 pandemic has been largely contained, our daily operation has been mostly back to normal with necessary pandemic prevention measures in place. However, regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties, and we may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our business, results of operations and financial condition. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluate its impact on our business, results of operations, financial condition and liquidity, the severity of which will depend on the duration of the pandemic and the government’s responsive measures.

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

We commenced our business operations in 2010, and only began to generate significant net revenues in 2012 from our group-purchase facilitation business. Our net revenues were, RMB644.8 million, RMB330.2 million and RMB357.6 million (US$56.1 million) in 2019, 2020 and 2021, respectively. We may fail to recapture a sustainable growth rate, which may continue to decrease in the future, especially considering the impact of the COVID-19 pandemic. We experienced net loss attributable to our shareholders of RMB250.6 million, RMB163.0 million and RMB101.9 million (US$16.0 million) in 2019, 2020 and 2021, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

We have expanded and adjusted our business focuses multiple times in the past in order to compete in the evolving automotive industry in China. We commenced our automobile group-purchase business in 2010, and began our auto show business in the fourth quarter of 2016. In 2017, we expanded our auto shows to tier-3 and below cities. We began the operation of our virtual dealership business in the second quarter of 2018, and we ceased operation of, and did not generate any revenue from, virtual dealership business in 2021. In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social CRM cloud systems for China’s automotive industry. Going forward, we may establish new business lines or discontinue existing ones as our business further develops and new business opportunities arise in the automotive industry. On January 21, 2022, we announced our preliminary plan to expand into and develop the new electric vehicle business. As a result, it is difficult to make period-over-period comparisons of our results of operations, liquidity position or financial conditions. In addition, it may be difficult to predict the profitability of our certain business lines, especially special promotion events and online marketing services, due to their limited operating history. We cannot assure you that our business will continue to grow as a result of our expanded and adjusted business focuses, or that our attempts to expand or adjust our business focus will be successful.

We may not be able to successfully operate and expand social CRM cloud services, which could materially and adversely affect our business, results of operations and financial condition.

In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social customer relationship management (social CRM) cloud systems for China’s automotive industry. Longye’s principal software as a service (SaaS) product, Cheshangtong, provides China’s auto dealers with social CRM cloud services based on a system that facilitates the effective flow of information between auto dealers and customers. We may fail to successfully integrate Longye into our business operations due to our limited operating experience and other reasons beyond our control. We cannot assure you that Cheshangtong will continue to enjoy its popularity among auto dealers. Should any resulting disputes arise or should we fail to integrate Longye into our business operations, our business, results of operations and financial condition could be materially and adversely affected.

Our business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our services. In addition, our business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as uncertainty with respect to trade policies, treaties, government regulations and tariffs between China and the United States due to the recent trade tension. Specifically, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the automotive industry, and demand from our industry customers for our automobile marketing and distribution services may thus decline, which may materially and adversely affect our business, results of operations and financial condition. The global chip shortage may also make it difficult for us to procure sufficient chip supply if and when we launch our electric vehicle manufacturing business. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations, and financial condition.

If we fail to help facilitate the marketing and sales of our industry customers due to factors beyond our control, our operational and financial results might suffer.

Our industry customers are attracted to our offline events due to their marketing needs and the prospects of selling a large number of automobiles to individual consumers through the events. The marketing results and the sales volume at our offline events might fail to meet the expectation of our industry customers due to factors beyond our control, including among others, changes in the regulatory environment, a downturn or unfavorable development in the automotive industry, overall economic downturn and the resulting decrease in purchasing power and willingness of consumers, and contingencies that occur on event dates such as inclement weather or sudden public security measures which affect our ability to host the events effectively, or at all. Other factors that affect consumer attendance at our offline events may also affect sales volume, such as conflicts with other local events, road traffic control, outbreak of contagious disease or the potential for infection, or acts of nature, such as earthquakes, storms, and typhoons. If we fail to help facilitate the marketing and sales of our industry customers, they might be less inclined to participate in our future events, which directly affects our business, results of operations, and financial condition.

We may incur additional costs and decrease the number of auto shows due to severe weather conditions, which could negatively impact our gross profit margin and overall results of operations.

We host most of our auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Number of outdoor auto shows	—	46	103	137	71	131	40	74

In addition to the COVID-19 pandemic, severe weather conditions may also cause unplanned cancellation of our outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in 2020, we cancelled two auto shows due to weather conditions. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

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

We have established strategic relationships with third-party business partners from a variety of industries. For example, we have established strategic business relationships with insurance companies that offer automotive insurance products during our offline events, which we believe will enhance consumers’ end-to-end shopping experience. We have also entered into strategic partnerships with Tmall Auto, the automotive arm of Alibaba Group’s Tmall, through which we expect to further explore additional growth opportunities along China’s automotive transaction value chain, and Beijing Easyhome Furnishing Chain Group Co., Ltd., or Easyhome, a company that operates one of the largest home improvement supplies and furniture chains in China, through which we expect to jointly establish an innovative one-stop retail experience that combines home decoration products and automotive services to serve a broader range of consumers in China. Also, we operate some of our auto shows in cooperation with one of the leading e-commerce platforms in China, which we believe will increase the influence of our auto shows. We anticipate that we will continue to leverage our strategic relationships with existing third-party business partners and potentially establish new relationships with more partners in order to grow our business. However, we may have disagreements or disputes with such third-party business partners, or our interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our reputation, results of operations, and financial condition.

We face various forms of competition, and if we fail to compete effectively, we may lose market shares and our business, prospects, and results of operations may be materially and adversely affected.

We compete with alternative auto show organizers and other marketing service providers. As we expand our business operations and service offerings, we expect to encounter more competitors from more industries and markets as well as different forms of competition. Some of these competitors or potential competitors may have longer operating histories and may have better resources than us in terms of funding, management, technology and sales and marketing. Our competitors may be acquired and consolidated by owners who are able to further invest significant resources into our operating field. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects, and results of operations could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have historically experienced rapid growth in our auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, and remained stable at RMB644.8 million in 2019. Our net revenue decreased to RMB330.2 million in 2020. We were not able to sustain this level of growth in 2020 due to the impact of COVID-19 that led to cancellation of most of our auto shows and offline events. Our revenue increased to RMB357.6 million (US$56.1 million) in 2021, primarily due to our continuous and expanded collaboration with a commercial bank for our referral services. We may not be able to sustain this level of growth in the future due to a number of factors, including, among others, our ability to retain and expand our industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control our expenses and acquire the resources for our future growth as well as macroeconomic factors that are beyond our control, such as the continuing impact of the COVID-19 pandemic and the global chip shortage. If our operational capabilities fall behind, the quality of our services and efficiency of our operations could suffer, which could harm our brand, results of operations and our overall business.

In addition, our anticipated development and expansion plans will place a significant strain on our management, systems and resources. Our development and expansion strategies of new electric vehicle business will require substantial managerial efforts and skills and incurrence of additional expenditures and may subject us to new or increased risks. Moreover, our expansion strategies may incur higher costs than the net revenues generated. Our failure to efficiently or effectively implement our growth strategies or manage the growth of our operations may limit our future growth and hamper our business strategies.

The consolidated financial statements included herein contain disclosures related to our ability to continue as a going concern.

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business. We have incurred recurring operating losses since our inception, including net losses of RMB251.3 million, RMB163.5 million and RMB101.9 million (US$16.0 million) in 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB161.8 million, RMB88.9 million and RMB92.3 million (US$14.5 million) in 2019, 2020 and 2021, respectively. Accumulated deficit was RMB983.6 million (US$154.4 million) as of December 31, 2021. As of December 31, 2021, we had cash and cash equivalents of RMB63.5 million (US$10.0 million). The COVID-19 pandemic, especially the resulting high cancelation rate of scheduled offline auto shows, negatively impacted our business operations in 2020 and 2021 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of reducing fixed labor cost, pursuing cooperation opportunities in the electric vehicle industry, pursuing potential financing to improve our cash flow from operating and financing activities, and effectively responding to the future development of the COVID-19 pandemic. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, and the impact of the COVID-19 pandemic on our operations, our management believes that our current cash and cash equivalents, time deposits and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2021. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the ADSs, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 1 of the financial statements included in this report and the discussion included in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources.”

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

Our failure to satisfactorily handle complaints from industry customers and consumers could also harm our reputation and discourage them from attending our future offline events. For example, they may complain about the cancellation or rescheduling of our auto shows. While we have been improving and will continue to improve our customer service capabilities, we cannot assure you that our employees will satisfactorily resolve all complaints from industry customers or consumers. If we fail to resolve a particular complaint from industry customers or consumers, whether or not such resolutions are within our control, our perceived reputation and the confidence these industry customers and consumers place in us may diminish, which could materially and adversely affect our business, financial condition and results of operations.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in January 2020, we completed the acquisition of Longye, a leading system developer and implementer of social CRM systems. We expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions, strategic alliances and investments involve numerous risks, including:

●	the potential failure to achieve the expected benefits and synergies of the combination or acquisition;
●	difficulties in, and the cost of, integrating operations, technologies, services and personnel;
●	lack of knowledge and experience in the new business;
●	inability to obtain funding for the investments;
●	potential write-offs of acquired assets or investments; and
●	downward effect on our results of operations.

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

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. For example, the COVID-19 pandemic has caused a general slowdown of the Chinese economy in 2020, and in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and as a result, our industry customers may also defer, reduce or cancel purchasing our services. In addition, although the government-mandated quarantine measures against the COVID-19 pandemic have largely been lifted in China, normal economic activities in China, including production, transportation and sales of automobiles, may be disrupted if there is any regional outbreak of COVID-19. The continued spread of the COVID-19 pandemic throughout the world also materially and adversely affect the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese economy significantly affect the demand from automakers or auto dealers for our services or change the spending habits of automobile consumers, our business, results of operations, and financial condition may be materially and adversely affected. See “—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We organized auto shows in 142 cities across China in 2021, and we had sales representatives located in 119 cities as of December 31, 2021. We plan to expand our operations to more cities and counties in China. Geographic expansion is particularly important for us to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience when entering into new markets in China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our business, results of operations, and financial condition may be materially and adversely affected.

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

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. With respect to our cooperation with the commercial bank, we are required to compensate the bank for the outstanding principal loan amount and interest of such auto loan upon the occurrence of certain events of default by the referred customers. The specified events of default by referred customers, include the failure to timely complete the vehicle mortgage registration within a certain period of time or the repayment of the first three installment of loan becoming overdue for more than thirty days. Therefore, such cooperation might be deemed as operating financing guarantee business without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, and other eight PRC regulatory agencies and became effective on October 9, 2019.

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

Nevertheless, we have been taking necessary measures to fully comply with the foregoing laws and regulations on financing guarantee business. However, we cannot assure you that we will not be subject to penalties for our past operation of such business. To the extent any of the foregoing were to occur, our business, results of operations and financial condition could be adversely affected.

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

Our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to a material weakness. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness relates to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge.

To remedy the material weakness, we have begun to, and will continue to (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

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

We rely upon certain online advertising service providers, and any significant change in our relationship with these suppliers could have a material adverse effect on our business, results of operations, and financial condition if we cannot find suitable replacements.

Historically we relied upon certain online advertising service providers to advertise our service offerings. Our two largest online advertising service providers accounted for approximately 47.4% and 62.2% of our total online advertising expenses in 2020 and 2021, respectively. Our agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major online advertising service providers terminate or refuse to renew their agreements with us, and we are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have not experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required of our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition, and results of operations.

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

We may require additional capital from time to time to grow our business, including to expand into and develop the new electric vehicle business, better serve our customers, develop new features or enhance our marketplace, improve our operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we may need to sell additional equity or debt securities or obtain a credit facility. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the automotive industry;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities in China and globally; and
●	economic, political and other conditions in China and globally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and our financing may also be subject to regulatory requirements. On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. The Draft Overseas Listing Regulations, if enacted in their current forms, may make it difficult for us to obtain additional financing through future overseas offering of securities. See “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we are unable to obtain adequate financing on terms satisfactory to us when we require it in the future, our ability to continue to support our business growth and our ability to continue as a going concern could be significantly impaired, and our business and prospects could be adversely affected.

Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on December 29, 2018 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises, or the HNTEs, strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan, TuanChe Internet and Drive New Media have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our affiliated entities will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. Moreover, it is uncertain how the modified Enterprise Income Tax Law and its implementing rules and regulations will be interpreted or implemented in the future. It is possible that the HNTE status currently enjoyed by TuanYuan, TuanChe Internet and Drive New Media, and other income tax exemptions for which our affiliated entities qualify, will be challenged by tax authorities and be repealed. Future implementing rules and regulations might be inconsistent with current interpretations of the modified Enterprise Income Tax.

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

We make every effort to ensure the safety of our participants and the automobiles displayed during our offline events. However, we cannot guarantee that no physical injury or damages will occur during our events, for which we could be held liable. For example, under the PRC laws and regulations, the undertaker of a mass activity bears tort liability for damages to a third party arising from such undertakers’ failure to fulfill its security obligations. If the act of a third party results in damage to others in a mass activity, the undertaker that failed to fulfill security obligations shall also bear supplementary liability. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Consumer Rights Protection and Tort Liabilities.” In addition, we have contractual obligations to compensate the event venue provider for any damages it suffers arising from the accident occurring on the venue and claims by the participants of the event. Therefore, we might face negligence claims alleging that we failed to maintain our facilities or to supervise our employees. In addition, if any participants of our offline events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions.

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

Any catastrophe, including outbreak of health pandemics and other extraordinary events, could have a negative impact on our business operations.

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

Foreign investment in the value-added telecommunications services industry in China is extensively regulated and subject to numerous restrictions. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business in accordance with the special management measures for the entry of foreign investment (as amended), or the Negative List, and other applicable laws and regulations.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide certain value-added telecommunications services in China. Due to these restrictions, we carry out our value-added telecommunications business in China through TuanChe Internet, Drive New Media, Internet Drive Technology, Tansuojixian Beijing and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema Beijing, our wholly owned subsidiary in China, or WFOEs, entered into a series of contractual arrangements with our VIEs and their respective shareholders, in order to (1) exercise effective control over our consolidated affiliated entities, (2) receive substantially all of the economic benefits of our consolidated affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our consolidated affiliated entities to operate our value-added telecommunications business. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate the financial results of our consolidated affiliated entities under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for details.

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

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our value-added telecommunications business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, would have broad discretion in imposing fines or administrative penalties upon us for such violations, including:

●	revoking the business and operating licenses of our company;
●	discontinuing or restricting any related-party transactions between our group and our consolidated affiliated entities;
●	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over our consolidated affiliated entities;
●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or
●	restricting the use of financing sources by us or our consolidated affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of value-added telecommunications companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our WFOEs or VIEs or their subsidiaries.

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

However, since the Foreign Investment Law and its implementation regulation are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Negative List (2021 version) stipulates that any PRC domestic enterprise engaging in prohibited business under the Negative List shall be subject to review by and shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject, mutatis mutandis, to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. The Negative List does not further elaborate whether existing overseas listed enterprises, like us, will be subject to such requirements. Further, pursuant to the press conference held by the NDRC on January 18, 2022, the foresaid requirements shall not be applicable to domestic enterprises that seek to offer and list securities in overseas markets indirectly. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

Our VIEs and their subsidiaries hold a significant portion of our assets in China. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of State Administration for Market Regulations, or the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

We have relied and expect to continue to rely on the contractual arrangements with our VIEs and their respective shareholders to operate our value-added telecommunications business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our consolidated affiliated entities accounted for a significant portion of our net revenues in 2020 and 2021. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliated entities. Any failure by our consolidated affiliated entities, including our VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries established in China, the VIEs, and their subsidiaries in China. We control and receive the economic benefits of the VIEs and their subsidiaries’ business operations through certain contractual arrangements. The ADSs listed on the Nasdaq Stock Market represents shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our securities could be subject to delisting.

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

As of March 31, 2022, our directors, officers and principal shareholders collectively own an aggregate of 89.71% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, including but without limitations, those affecting the automotive industry in China, could adversely affect the economy in China or our business. For example, the CBIRC, promulgated the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Commercial Banks Online Lending Measures, in July 2020, and the Circular on Further Regulating the Internet Loan Business of Commercial Banks, or the Circular 24, in February 2021. The Commercial Banks Online Lending Measures, as well as Circular 24, set several rules for commercial banks to collaborate with external institutions on online lending, which may affect our cooperation with Commercial Banks in China.

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

Furthermore, our Company, the VIEs and their subsidiaries, and our investors may face uncertainty about future actions by the PRC government that could significantly affect the VIEs and their subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this annual report, neither our company nor the VIEs have received or have been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our company or the VIEs will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the VIEs’ compliance with such regulations or interpretations. As such, our PRC subsidiaries and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued the Draft Overseas Listing Regulations, which propose to require PRC companies and their overseas special purpose vehicles that seek to offer and list in overseas markets to file with the CSRC and meet compliance rules for their listing. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company, our WFOEs, the VIEs and their subsidiaries, are not required to obtain permission from the CSRC, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval to maintain our listing status on U.S. exchanges or for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such listing status or offering, we may face adverse actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic enterprises or assets and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. We completed our initial public offering on November 23, 2018. If the CSRC approval is required for any of our future offering of securities overseas or to maintain our offshore listing status on U.S. exchanges, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon and the interpretation thereof remain unclear at this time. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. On December 24, 2021, the CSRC issued the Draft Overseas Listing Regulations, which propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or have domicile in the PRC, and the principal place of business is in the PRC or main business activities are carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Overseas Listing Regulations also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended or updated, their enactment timetable and final content. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company, our WFOEs, the VIEs and their subsidiaries, are not required to obtain permission from the CSRC, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a PRC company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security (Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our consolidated affiliated entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries and consolidated affiliated entities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE, via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. In October 2019, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border Renminbi Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, or the PBOC, the NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the CBIRC and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with capital denominated in Renminbi in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant.

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

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer that is a tax resident of the other contracting party to the tax treaty and also the beneficial owner of the relevant dividends needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer should be a company as provided in the tax treaty, (2) the taxpayer must directly own the required percentage of equity interests and voting rights in the PRC subsidiaries, and (3) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Additionally, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status. The SAT promulgated the Announcement on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which further clarified and supplemented the application of the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, or the Circular 9, in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and the Announcement on How to Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting party is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 9, when determining an applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account and analyzed based on specific circumstances. Circular 9 further provides that applicants who intend to prove his or her status as a “beneficial owner” shall submit relevant documents to tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

Substantially all of our net revenues are denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use net revenues generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Moreover, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the anti-monopoly law enforcement agency. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. Furthermore, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited. Moreover, in December 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for Security Review of Foreign Investment, any foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment in Value-added Telecommunications Companies.”

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

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business.

We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet and mobile platforms as well as cybersecurity. The PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT, and the Cyberspace Administration of China, or the CAC, have been increasingly focused on regulation in the areas of cybersecurity and data protection and governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data, which require certain authorization or consent from users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. The MIIT issued the Order for the Protection of Telecommunications and Internet User Personal Information on July 16, 2013, requiring internet service providers to establish and publish protocols relating to the collection or use of personal information, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Institutions and their employees are prohibited from selling or otherwise illegally disclosing a person’s personal information obtained during the course of performing duties or providing services. Pursuant to the PRC Cybersecurity Law, effective on June 1, 2017, network operators are required to fulfill certain obligations to safeguard cyber security and enhance network information management. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to internet information security and privacy protection.”

Moreover, existing PRC privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. These developments could adversely affect our business, operating results and financial condition. Any failure or perceived failure by us to comply with new or existing PRC privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business. For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

On August 20, 2021, the Standing Committee of the NPC issued the Personal Information Protection Law, which has been effective from November 1, 2021 and reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent.

On October 29, 2021, the CAC publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment. As of the date of this annual report, the anticipated adoption or effective date of the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) are subject to further changes with substantial uncertainty.

On November 14, 2021, the CAC publicly solicited opinions on the Administrative Measures for Internet Data Security (Draft for Comments), or the Draft Measures for Internet Data Security, which requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report for the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Measures for Internet Data Security has not been formally adopted. However, if the Draft Measures for Internet Data Security were to be enacted in the current form, we, as an overseas listed company, will be required to conduct an annual data security review and comply with the relevant reporting obligations. Furthermore, according to the Draft

Measures for Internet Data Security, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, (2) data processors that handle the personal information of more than one million people intends to be listed abroad, (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security, and (4) other data processing activities that affect or may affect national security. It remains uncertain whether the requirement of cybersecurity review applies to follow-on offerings by an overseas-listed online platform operator that possesses personal data of more than one million users. We completed our initial public offering on November 23, 2018, and the ADSs have been listed on Nasdaq Capital Market since November 2018. Considering the substantial uncertainties existing with respect to the enactment timetable, final content, interpretation and implementation of the Draft Measures for Internet Data Security, in particular with respect to the explanation or interpretation for “affects or may affect national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security, thus subjecting us to a cybersecurity review. As of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we shall be subject to a cybersecurity review.

On December 28, 2021, the CAC and 12 other government authorities published the Measures for Cybersecurity Review, which took effect on February 15, 2022. The Measures for Cybersecurity Review provides that certain operators of critical information infrastructure purchasing internet products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information system which may endanger national security, people’s livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administrative departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the Measures for Cybersecurity Review is relative new and the determination of “affecting national security” are subject to further explanations and interpretations, there remain uncertainties as to whether our data processing activities may be deemed to affect national security and whether we would be required to apply for a cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” and we may be suejct to cybersecurity review procedure before making certain purchases of network products and services, which could lead to adverse impacts on our business and a diversion of time and attention of our management and our other resources. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may conduct investigations, levy fines, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

Complying with these obligations could cause us to incur substantial costs. As the interpretation and application of China’s cybersecurity laws, regulations and standards are still uncertain and evolving, we may be required to make further adjustments to our business practices to comply with the enacted form of the laws, which may increase our compliance cost and adversely affect our business performance. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business.

Moreover, we may not disclose any personal data or information, unless required by the competent PRC authorities through certain procedures required by the laws, for the purpose of, among others, safeguarding the national security, investigating crimes, investigating infringement of information network communications rights, or cooperating with the supervision and inspection of telecommunications regulatory authorities. Failure to comply with these requirements could subject us to fines and penalties.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. PRC laws and regulations also require us to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our failure in making contributions to various mandatory social security plans, withholding individual income tax and in complying with applicable PRC labor-related laws may subject us to late payment penalties. With respect to the underpaid statutory social welfare benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the failure in making contributions to various mandatory social security or withholding individual income tax, our financial condition and results of operations may be affected.

Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over-the-counter.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Bernstein & Pinchuk LLP, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as our company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry, and users of our online platform;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in automobile industry;

●	announcements by us or our competitors of new automobile services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us;
●	additions or departures of our key personnel and senior management;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Mr. Wei Wen beneficially owns 76.1% of the aggregate voting power of our company as of March 31, 2022. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On January 21, 2021, our board of directors received a preliminary non-binding proposal letter from Mr. Wei Wen, our chairman and chief executive officer, proposing a “going-private” transaction. On November 12, 2021, Mr. Wei Wen withdrew the non-binding going-private proposal, in order to open up more opportunities for our company.

We cannot assure you that Mr. Wei Wen or other members of our senior management team will not in the future propose similar going-private transactions and seek to acquire all of the outstanding ordinary shares of our company. Such transaction, whether or not consummated, may divert management focus, employee attention and resources from other strategic opportunities and from operational matters. Uncertainty about the future direction of our company may inhibit investors from buying our ADSs, which may reduce liquidity in the market for our ADSs.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2021, and we do not expect to be classified as a PFIC for the current fiscal year.

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

If we are classified as a PFIC in any fiscal year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interest of our company.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings if:

●	we have timely provided the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we wish to receive a proxy to vote uninstructed shares;
●	we have informed the depositary that we reasonably do not know any substantial opposition as to a matter to be voted on at the meeting; or
●	we have informed the depositary that such matter to be voted on at the meeting is not materially adverse to the interest of shareholders.

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

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

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

We conduct our business through our subsidiaries and consolidated affiliated entities in China. Over the past few years, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.
●	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd., or TuanYuan, through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd., or TuanChe Internet, based on a series of contractual arrangements.
●	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunications services, we carry out our business in China through our VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements, as revised from time to time, were most recently revised in September 2020. In June 2018, we, through Chema Beijing, entered into a series of contractual arrangements with (1) Tansuojixian Beijing, and (2) the shareholders of Tansuojixian Beijing, to obtain effective control of Tansuojixian Beijing and its subsidiaries. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

Since our incorporation of TuanChe Limited in 2012, we have raised approximately US$135.6 million in equity financing from our dedicated group of investors:

●	Series A financing. In March 2013, we raised an aggregate of US$700,000 from the issuance of 2,828,393 and 16,970,357 Series A preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively.
●	Series B financing. In September 2013, we raised an aggregate of US$5,564,856 from the issuance of 4,142,781 and 8,285,562 Series B-1 preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively, and the issuance of 18,193,772 and 4,548,443 series B-2 preferred shares to BAI GmbH and K2 Partners II L.P., respectively.
●	Series C financing. In August 2014, we raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares, 5,643,437 Series C-2 preferred shares to BAI GmbH, and 27,765,278 Series C-2 preferred shares to Highland 9 — LUX S.à.r.l. In September 2015, Highland 9 — LUX S.à.r.l. transferred such Series C-2 preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership, and 483,702 Series C-2 preferred shares to China Equities HK Limited.
●	Series C+ financing. In June 2017, we raised an aggregate of US$8,682,770 from the issuance of in total 12,593,555 Series C+ preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership, K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, and AlphaX Partners Fund I, L.P. On December 21, 2015, we entered into a convertible loan agreement with Lanxi Puhua Juli Equity Investment L.P., or Lanxi Puhua, in the amount of RMB30.0 million. On August 18, 2017, we issued 6,261,743 Series C+ preferred shares to Puhua Group Ltd, a company designated by Lanxi Puhua, at nominal value, pursuant to the loan agreement and a share purchase agreement dated June 16, 2017.
●	Convertible note financing. In August 2017, we raised an aggregate principal amount of US$6,300,000 through issuing notes to AlphaX Partners Fund I, L.P., K2 Partners III Limited and K2 Family Partners Limited, and Hongtao Investment-I Ltd (formerly known as Eager Info Investments Limited) pursuant to certain convertible note purchase agreements. In June 2018, the convertible notes were converted into an aggregate of 3,965,043, 1,201,528 and 2,403,057 Series C-4 preferred shares, respectively, all at a conversion price of US$0.8322734 per share.
●	Series D-1 financing. In June 2018, we raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares to ACEE Capital Ltd. and Honour Depot Limited, respectively.
●	Series D-2 financing. In September 2018, we raised US$50,000,000 from the issuance of 20,630,925 Series D-2 preferred shares to Beijing Z-Park Fund Investment Center (Limited Partner). In October 2018, we raised US$2,300,000 from the issuance of 949,023 Series D-2 preferred shares to Beijing Shengjing Fengtai Innovation Investment Center (Limited Partner).
●	Initial public offering. In November 2018, we completed an initial public offering of 2,600,000 ADSs, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunications service businesses. We conduct our operations in the PRC principally through our VIEs and their subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have effective control over our consolidated affiliated entities through a series of contractual arrangements among our WFOEs, our VIEs and their respective shareholders.

The contractual arrangements, as described in more detail below, collectively allow us to:

●	exercise effective control over our consolidated affiliated entities;

●	receive substantially all of the economic benefits of our consolidated affiliated entities; and
●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws.

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

On January 21, 2021, our board of directors received a preliminary non-binding proposal letter from Mr. Wei Wen, our chairman and chief executive officer, proposing a “going-private” transaction. On November 12, 2021, Mr. Wei Wen withdrew the non-binding going private proposal. On January 21, 2022, we announced our preliminary plan to enter the electric vehicle manufacturing business.

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

B.           Business Overview

We operate the following businesses:

●	Offline marketing solutions. We turn individual and isolated automobile purchase transactions into large-scale collective purchase activities through our auto shows. By attracting a large number of consumers, these events serve as integrated marketing solutions to our industry customers, which include automakers, franchised dealerships, secondary dealers and automotive service providers. We enable interactions between large numbers of participants on both sides of a potential transaction, creating a “many-to-many” environment, within a short period of time, thus enhancing the value we offer to both consumer and industry customer participants of our offline events. In addition, we have developed our special promotion event services to better support our industry customers in organizing their special promotion events through a series of integrated services, including event planning and executing, marketing training and onsite coaching.
●	Referral service for commercial bank. We collaborate with and facilitate a commercial bank in expanding its cooperation with our industry customers to grow its auto loan business.
●	Online marketing services and others. We provide online marketing services for our industry customers to increase the efficiency and effectiveness of their marketing campaigns.

Our business model features the integration of two complementary elements: our online platform and offline events. Our online platform consists of our website tuanche.com, our official WeChat account, our WeChat mini-program, our mobile applications, and Cheshangtong, our principal SaaS product. Together, these channels promote our offline events and serve as a consumer acquisition and management tool for our offline events. Our offline events provide consumers physical access to a broad selection of automobiles and serve as a gateway to useful data from consumer participants who have not previously entered their information on our online platform. With our data analytics capabilities, these data enhance our understanding of the automobile demand in various localities and continuously improve the effectiveness of our event planning.

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

We have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we began our group-purchase facilitation service where we gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships that we built through our group-purchase facilitation service and the operational capabilities that we accumulated through organizing offline events, we launched our auto show business in the last quarter of 2016. In 2019, 2020 and 2021, we organized 1,055, 449 and 450 auto shows, respectively. The total number of automobiles sales transactions we facilitated was 354,355, 140,264 and 104,689 in 2019, 2020 and 2021, respectively. The total GMV of all automobile sales transactions we facilitated was approximately RMB19.8 billion and RMB14.6 billion (US$2.3 billion) in 2020 and 2021, respectively. In January 2019, we commenced our special promotion event services to better support our industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We facilitated 158 special promotion events through our services in 2021.

Historically, we generated our net revenues primarily through our offline events. We generated net revenue from referral services, virtual dealership, online marketing services and others, which amounted to RMB21.6 million, RMB74.9 million and RMB110.7 million (US$17.4 million) in 2019, 2020 and 2021, respectively, representing 3.3%, 22.7% and 31.0% of our net revenues for the same periods, respectively. In 2021, we ceased operation of, and did not generate any revenue from, our virtual dealership business. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.”

Our net revenues were RMB644.8 million, RMB330.2 million and RMB357.6 million (US$56.1 million) in 2019, 2020 and 2021, respectively. Our net loss was RMB251.3 million, RMB163.5 million and RMB101.9 million (US$16.0 million) in 2019, 2020 and 2021, respectively. Our adjusted EBITDA was RMB(143.9) million, RMB(141.1) million and RMB(82.9) million (US$(13.0) million) in 2019, 2020 and 2021, respectively. We recorded adjusted net loss of RMB140.3 million, RMB145.8 million and RMB90.0 million (US$14.1 million) in 2019, 2020 and 2021, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The decrease in our adjusted net loss from 2020 to 2021 was primarily due to the decrease in share-based compensation expenses in 2021. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.”

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

Online. Our own online channels consist of our tuanche.com website, our mobile apps, our official WeChat account and WeChat mini-program. As of December 31, 2021, we have created customized city homepages for over 320 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2021, over 26.5 million consumers have entered their information on our online platform. In 2019, 2020 and 2021, the average monthly unique visits to our online platform was 13.6 million, 4.4 million and 3.1 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our mobile apps or subscribe to our official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our offline events. Users may also indicate the brand and model they prefer, which helps us better understand the potential needs of the consumer participants at our offline events.

We also utilize online channels owned by others to attract prospective consumer participants to our offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our offline events.

In 2019, 2020 and 2021, we attracted approximately 5.8 million, 3.1 million and 3.0 million consumers to sign up for our offline events through our online channels, respectively.

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

As of December 31, 2021, we had served over 13,000 industry customers in China, covering over 110 domestic and international automobile brands. We facilitated the sale of 104,689 automobiles for our industry customers in 2021, with a GMV of approximately RMB14.6 billion (US$2.3 billion). In 2019, our top 20 industry customers collectively contributed to approximately 12.3% of our total net revenues with the largest customer accounting for approximately 2.1%. In 2020, our top 20 industry customers collectively contributed to approximately 14.6% of our total net revenues with the largest customer accounting for approximately 2.6%. In 2021, our top 20 industry customers collectively contributed to approximately 11.3% of our total net revenues with the largest customer accounting for approximately 2.7%.

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

Traditionally, due to inadequate information access, individual automobile consumers often encounter the hassle of bargaining and are rarely confident that they have obtained an optimal price. To solve this problem, before each auto show, we pre-negotiate prices with local participating dealerships and automakers, which then generally offer favorable prices to consumers who purchase automobiles during our auto shows. Our industry customers typically offer the same price to every consumer at a particular auto show who purchases the same brand and model, thus offering consumers transparent pricing. During 2021, consumers who placed purchase orders during our offline events paid on average 4.5% less than the manufacturer suggested retail price. In addition, we also invite industry customers other than auto dealers and automakers in order to provide consumers with value-added services and products, such as insurance products, automobile accessories, and aftermarket services.

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

In 2019, 2020 and 2021, we hosted 1,055, 449 and 450 auto shows across 233, 172 and 142 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2021.

The table below sets forth a breakdown of the number of cities where we have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2019	2020	2021
Tier-1 cities	4	4	4
Tier-2 cities	72	42	36
Tier-3 and below cities	157	126	102
Total	233	172	142

The table below sets forth a breakdown of the number of cities where we have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2019	2020	2021
Tier-1 cities	4	4	4
Tier-2 cities	37	33	30
Tier-3 and below cities	107	89	85
Total	148	126	119

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our industry customers’ special promotion events. In 2019, 2020 and 2021, we facilitated 627, 207 and 158 special promotion events through our services, respectively. We typically generate net revenues from industry customers by charging fixed service fees per event.

Referral Service for Commercial Bank

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications.

Other Services

Online marketing services

We have developed our online marketing services since 2018, catering to the sales and marketing needs of automakers and auto dealers. We work closely with a large network of online and offline media outlets, and have access to abundant flow of information due to our social media resources. Leveraging our advanced search engine, our proprietary data analytical models and advanced digital marketing system, we help industry customers target consumers in an efficient, precise and low-cost manner, maximizing their abilities to acquire consumers and make sales. Our online marketing services primarily include (1) demand-side platform services, where we either provide online advertising services on our website or provide advertising space resale services in collaboration with third parties, such as search engines and other online advertising channels, and (2) marketing information services, through which we provide industry customers with individual consumers’ demands information regarding their purchase preferences for automobiles generated through our online channels upon consumers’ consent.

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems, or social CRM cloud systems, to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served 17,082 customers.

Group-purchase facilitation

We offer group-purchase facilitation services in select cities. We solicit groups of prospective automobile consumers who wish to purchase automobiles of the same brands and models. We negotiate prices with various franchised dealerships in the city. Similar to participants of our auto shows, consumers who subscribe to the same group enjoy the same price, which is usually lower than what they would otherwise be able to bargain for in local franchised dealerships, due to our superior bargaining power generated from the increased volume. We did not organize any group-purchase facilitation events in 2019, 2020 and 2021. We may organize group-purchase facilitation events in the future upon the requests of auto dealers, although this line of business will not be our primary focus.

Virtual Dealerships

We operated our virtual dealership business from 2018 to 2020, primarily serving automakers, franchised dealerships, and secondary dealers in tier-3 and below cities, helping them expand sales channels and source automobile inventory.

In 2019 and 2020, we facilitated the sales of over 1,878 and 377 automobiles through our virtual dealership services, respectively, with a GMV of over RMB229.5 million and RMB29.1 million, respectively. In 2021, we ceased operation of, and did not generate any revenue from, our virtual dealership business.

Sales and Marketing

We believe our brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our sales and marketing team. Our nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our offline events. As of December 31, 2021, we have established relationships with over 13,000 industry customers across China. Our head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2021, we had 488 sales and marketing personnel across China. Depending on the size of the event, we assign two to five salespersons to organize and supervise a particular auto show. Our sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

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

As of the date of this annual report, we hold 167 registered trademarks in China, including our “TuanChe” trademarks. As of the same date, we have 108 registered domain names, including our main website domain names, tuanche.com, as well as one artwork copyright and 98 software copyrights in China.

Facilities

Our corporate headquarters are located in Beijing, China, where we lease office space with an area of approximately 4,038.1 square meters as of December 31, 2021. In addition, we had strategically established field sales offices in 119 cities as of December 31, 2021 as support and local command centers for our auto shows in the nearby region. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Employees

As of December 31, 2021, we had 621 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2021
Functional Area	Number of employees
Sales and marketing	488
General and administrative	73
Research and development	60
Total	621

Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes as of the date of this annual report. None of our employees is represented by labor unions.

In response to the significant impact of the COVID-19 pandemic, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020 and 2021. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not currently subject to any threatened or ongoing legal proceedings that, in the opinion of our management, may have a material adverse effect on our business, results of operations or financial condition.

Regulation

Regulations Relating to Value-added Telecommunications Service

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016, respectively, by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating promulgated in March 2009 and most recently amended in July 2017 by MIIT set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

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

Regulations Relating to Foreign Investment in Value-added Telecommunications Companies

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

Foreign Investment in Value-added Telecommunications Companies

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, respectively, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. Pursuant to the latest amendment to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in March 2022, which will come into effect on May 1, 2022, several provisions, including the requirement that the primary foreign investors in a foreign-invested value-

added telecommunications enterprise to have a good and profitable record and operating experience in the industry, have been deleted. Nevertheless, the Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (operational e-commerce business) promulgated by the MIIT, in June 2015, removes the restriction on foreign equity for “online data processing and transaction processing businesses (operational e-commerce business).

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

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of Negative List, or the Negative List (2021 version), was promulgated by MOFCOM and the NDRC in December 2021 and became effective in January 2022. The Negative List (2021 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. The Negative List (2021 version) stipulates that the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors.

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

Violation of these laws and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies and advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012, the Order for the Protection of Telecommunications and Internet User Personal Information issued by the MIIT in July 2013 and came into force in September 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for data activities that may affect national security. In November 2021, the CAC released the Administrative Measures for Internet Data Security (Draft for Comments), or the Draft Measures for Internet Data Security. In accordance with the Draft Measures for Internet Data Security, data processors, which refers to individuals or organizations that determine the purpose and the manner of processing data, shall apply for a cybersecurity review for the following activities: (1) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (2) overseas listing of data processors which process over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. The Draft Measures for Internet Data Security further requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report for the preceding year to the municipal cybersecurity department by the end of January each year. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted. Furthermore, the Cybersecurity Review Measures, promulgated in December 2021 and effective in February 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities that affect or may affect national security shall be subject to a cybersecurity review.

In July 2021, certain PRC regulatory authorities issued Opinions on Severely Cracking Down on Illegal Securities Activities in accordance with the Law, which, among others, provides for strengthening relevant laws and regulations on data security, cross-border data transmission, and confidential information management. These opinions provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to hold overseas listed companies responsible for information security, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

In July 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the CIIP Regulations. Pursuant to the CIIP Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or sectors such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, malfunctioning or data leakage. The CIIP Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The CIIP Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of such critical information infrastructures. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

In October 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) was proposed by the CAC for public comments, which requires that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law for an overseas recipient shall conduct security assessment. As of the date of this annual report, the above measures and their anticipated adoption or effective date are subject to further changes with substantial uncertainty.

In January 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile apps collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. In November 2019, the Secretary Bureau of the CAC, the MIIT, the Ministry of Public Security and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information by App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the CAC, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

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

The Civil Code of PRC, which was promulgated by the NPC in May 2020 and became effective in January 2021, provides that: (1) the personal information of a natural person shall be protected by law; (2) the processing of personal information, including the collection, storage, use, processing, transmission, provision, and disclosure of personal information, shall be carried out pursuant to the principles of lawfulness, appropriateness and necessity, and excessive processing shall not be allowed, among with other conditions as prescribed in the Civil Code of PRC; and (3) an information processor shall not divulge or tamper with the personal information it collects or stores; and, without the consent of a natural person, the information processor shall not illegally provide others with the personal information of the natural person, except for information that is rendered unrecoverable after processing and from which no specific individual may be identified. Moreover, an information processor shall take technical and other necessary measures to ensure the security of the personal information it collects and stores, and prevent information from being leaked, tampered with or lost; and, if personal information has been or may be leaked, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural persons concerned in accordance with relevant provisions, and report the situations to competent departments concerned.

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect in November 2021. The Personal Information Protection Law requires, among others, that (1) the processing of personal information should have a clear and reasonable purpose directly related to the processing and should be conducted in a method that has the minimum impact on personal rights and interests, and (2) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information that they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

The Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, is promulgated by the PBOC in September 2020 and came into force in November 2020. The Measures for Financial Consumer Protection provided that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and integrity, conscientiously assume primary responsibilities for protecting the legitimate rights and interests of financial consumers, and fulfill statutory obligations concerning financial consumer protection. They shall establish and improve internal control systems for financial consumer protection. When handling consumer financial information, banks and payment institutions shall follow the principles of legitimacy, justifiability and necessity, and obtain the explicit consent of financial consumers or their guardians. The Measures for Financial Consumer Protection also require banks and payment institutions to protect the personal financial information of consumers, including personal identification information, property information, account information, credit information, financial transaction information and other information that reflects the conditions of a particular individual.

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

Regulation Relating to Financial Lease

Pursuant to the Administrative Measures of Supervision on Financial Leasing Enterprises formulated by the MOFCOM which became effective on October 1, 2013, or the Administrative Measures, financial leasing enterprises shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Administrative Measures also contain regulatory provisions specifically focusing on sale-and-leaseback transactions. The leased assets in sale-and-leaseback transactions must be properties that possess economic functions and produce continuous economic benefits. A financial leasing enterprise shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

In April 2018, the MOFCOM transferred the duties to promulgate rules and regulations on the operations and supervision of financial leasing enterprises to the newly founded CBIRC. It is uncertain whether the change of the authority may lead to changes in the interpretation and application of existing Administrative Measures or how any such changes might affect financial leasing enterprises. In May 2020, the CBIRC promulgated the Notice of the China Banking and Insurance Regulatory Commission on Promulgation of the Interim Measures for the Supervision and Administration of Finance Leasing Companies, or the Interim Measures for the Finance Leasing Companies. Pursuant to the Interim Measures for the Finance Leasing Companies, the finance leasing business refers to transaction activities whereby a lessor, in accordance with the selection of lessee on seller and leased property, purchases the leased property from the seller and provides the leased property for the lessee to use, for which the lessor pays the rent, and local financial regulatory authorities at the provincial level shall be specifically responsible for the supervision and administration of finance leasing companies within their respective jurisdictions.

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

In April 2018, seven PRC regulatory agencies including the CBIRC, the NDRC and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures cover various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions.

In October 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.

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

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which was latest amended in November 2020 and took effect in June 2021, or the Copyright Law, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC that was latest amended in October 2020 and became effective in June 2021, or the Patent Law, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications.

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

According to SAT Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the senior management and core management departments in charge of the enterprise’s daily operations function are mainly in the PRC;
●	financial and human resources decisions of the enterprise are subject to determination or approval by persons or bodies in the PRC;
●	the enterprise’s major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and
●	50% or more of the enterprise’s directors or senior management with voting right habitually reside in the PRC.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015 and was repealed in January 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 35. SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued in February 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account and analyzed based on specific circumstances. This Circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of the special purpose vehicle. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

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

In July 2021, the relevant PRC government authorities issued Opinions on Severely Cracking Down Illegal Securities Activities in accordance with the Laws. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

In December 2021, the NDRC and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain approval from the competent governmental authorities. Besides, the foreign investors of such company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

In December 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations. Pursuant to the Draft Overseas Listing Regulations, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; (2) senior management personnel responsible for business operations and management are mostly PRC citizens or have domicile in the PRC, and the principal place of business is in the PRC or main business activities are carried out in the PRC. According to the Draft Overseas Listing Regulation, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities of the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council.

According to the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (1) with respect to its initial public offering and listing, within three business days after its initial filing of the listing application to the regulator in the place of the intended listing, (2) with respect to its follow-on offering, within three business days after completion of the follow-on offering, (3) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (4) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing or an overseas listing completed in breach of certain provisions in the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing may result in a warning against the relevant domestic enterprises and a fine of RMB1 million to RMB10 million. In case of serious circumstances, the relevant domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000.

In April 2022, the CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comment), or the Draft Confidentiality and Archives Administrations. However, as the Draft Confidentiality and Archives Administrations was released for public comment only, there are uncertainties as to whether the Draft Confidentiality and Archives Administrations would be further amended or updated and substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Confidentiality and Archives Administrations.

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

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report:

TuanChe Limited (Cayman)
100%
Long Ye International Limited
100%
Long Ye Information Technology Limited
100%
TuanChe Information Limited (Hong Kong)
100%
TuanChe Group Inc. (Cayman)
TuanChe Information Group Limited (Hong Kong)
Outside China
Inside China
Beijing SanguMaolu Information Technology Limited
Shenzhen Drive New Media Co., LTD
Beijing Internet Drive Technology Co., LTD
TuanYuan Internet Technology (Beijing) Co., Ltd. ("TuanYuan")
Wei Wen
Jianchen Sun
Congwu Cheng
77.59%
20%
2.41%
Chema Technology (Beijing) Co., Ltd.
Tansuojixian (Beijing) Co., Ltd.
Mr. Wei Wen
Other Existing Shareholders (1)
65.9983%
34.0017%
TuanChe Internet Information Service (Beijing) Co., Ltd. ("TuanChe Internet")
100%
TuanChe (Beijing) Automobile Sales & Service Co., Ltd.
Equity interest
Contractual arrangements

(1)Mr. Zhiwen Lan, Mr. Jianchen Sun, Mr. Qiuhua Xu, Mr. Xingyu Du, Mr. Zijing Zhou, Mr. Zhen Ye, and Lanxi Puhua Juli Equity Investment L.P. hold a 1.1226%, 15.2170%, 0.9972%, 13.2840%, 0.0973%, 0.5836%, and 2.7000% equity interest in TuanChe Internet, respectively.

The following table sets out the details of our subsidiaries, affiliated entities and subsidiaries held by our affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	PRC	100%
Chema Technology (Beijing) Co., Ltd. (“Chema Beijing”)	PRC	100%
Chema (Tianjin) Intelligent Automobile Technology Co., Ltd. (“Chema Tianjin”)	PRC	100%

		Percentage of Direct or
		Indirect
		Economic
Major VIEs	Place of Incorporation	Ownership
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	PRC	100%
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	PRC	100%
Tansuojixian Technology (Beijing) Co., Ltd (“Tansuojixian Beijing”)	PRC	100%

		Percentage of Direct
		or Indirect
		Economic
Major subsidiaries of VIEs	Place of Incorporation	Ownership
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	PRC	100%
Tansuojixian (Tianjin) Intelligent Automobile Technology Co., Ltd. (“Tansuojixian Tianjin”)	PRC	100%

Our Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunications service businesses. We conduct our operations in the PRC principally through our PRC subsidiaries, our variable interest entities, TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian Beijing, or our VIEs, and their subsidiaries, collectively referred to as our consolidated affiliated entities in this annual report. We have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu or Chema Beijing (as applicable), or our WFOEs, with each of our VIEs and their respective shareholders, respectively, which enable us to:

●	exercise effective control over each of our consolidated affiliated entities;
●	receive substantially all of the economic benefits of our consolidated affiliated entities; and
●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws.

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

A.           Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2019, 2020 and 2021, we hosted 1,055, 449 and 450 auto shows across 233, 172 and 142 cities in China, respectively. Our auto shows offered a total of 29,063, 14,341 and 12,372 booth spaces in 2019, 2020 and 2021, respectively. The total number of automobile sales transactions we facilitated was 140,264 and 104,689 in 2020 and 2021, respectively, with a total GMV of approximately RMB19.8 billion and RMB14.6 billion (US$2.3 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB644.8 million, RMB330.2 million and RMB357.6 million (US$56.1 million) in 2019, 2020 and 2021, respectively. Our net loss was RMB251.3 million, RMB 163.5 million and RMB101.9 million (US$16.0 million) in 2019, 2020 and 2021, respectively. Our adjusted EBITDA was RMB(143.9) million, RMB(141.1) million and RMB(82.9) million (US$(13.0) million) in 2019, 2020 and 2021, respectively. We recorded adjusted net loss of RMB140.3 million, RMB145.8 million and RMB90.0 million (US$14.1 million) in 2019, 2020 and 2021, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

General Factors Affecting Our Results of Operations

We operate in China’s automotive industry, and our results of operations and financial condition are significantly affected by general factors driving this industry. With the increase in disposable income for automobile consumers, especially in lower tier cities, and declining automobile prices, automobiles have become more affordable to Chinese consumers. The urbanization of China’s population has led to infrastructure development, which makes automobiles a more desirable solution for short-distance traveling. In particular, tier-3 and below cities are experiencing, and are expected to continue to experience, a faster growth rate than tier-1 and tier-2 cities in terms of new automobile sales volume, according to the iResearch report.

Since 2020, we have faced continuing macroeconomic and industry-wide headwinds, such as the continuing impact of the COVID-19 pandemic and the shortage in vehicle supply caused by the global chip shortage. As a result of the government-mandated quarantine measures to contain the COVID-19 spread, we cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in the first half of 2020, although the number of offline events picked up in the second half of 2020 as the pandemic was gradually contained in China. In 2021, we cancelled 157 offline events due to regional COVID-19 outbreak. Depending on the development of the COVID-19 pandemic and the government’s responsive measures, we may continue to face cancellation of offline events, which could materially and adversely affect our operating and financial performance. Furthermore, as the business operations of our industry customers have also been severely disrupted, we have experienced a delay in collecting our account receivables since the COVID-19 outbreak, which could materially and adversely affect our liquidity. In response to the significant impact of the COVID-19 pandemic, we have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our geographic coverage and refining our cost structures in anticipation of the overall market stagnation in the near future. For example, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020 and 2021. We may resort to additional cost cutting measures including re-implementation of furlough arrangements if the outbreak of COVID-19 and its impact persist or escalate. We are closely monitoring the status of the COVID-19 pandemic to timely adjust our strategies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Scale of Our Business

The scale of our business, including the number of offline events we organize, the number of cities in which we operate, the number of automobile sales transactions we facilitate, and the number of industry customers we serve, has a significant impact on our results of operations. In 2019, 2020 and 2021, we organized 1,055, 449 and 450 auto shows, respectively. The total number of automobiles sales transactions we facilitated decreased from 354,355 in 2019 to 140,264 in 2020, and further decreased to 104,689 in 2021. The total number of industry customers we served through our various service offerings decreased from 8,313 in 2019 to 6,555 in 2020, and further decreased to 6,097 in 2021. As of December 31, 2019, 2020 and 2021, our sales operations cover 148, 126 and 119 cities across China, respectively. Our scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we operate, and the number of automobiles sold during our offline events has enabled us to generate a substantial amount of net revenues and to lower our average fixed costs such as selling and administrative overheads. Our scale has also enabled us to establish an extensive network of industry customers, which is critical to our ability to expand the variety of services we offer and solidify our market leadership.

Pricing

Our ability to maintain or potentially increase the service fees we charge our industry customers directly impacts our results of operations. We generate net revenues from our offline events by charging participating industry customers for booth spaces. Our net revenues for our auto show business is the product of the number of paying industry customers we attract for each auto show, the amount we charge each of those industry customers and the number of auto shows we host, while our net revenues for our special promotion event services depend on the number of special promotion events we facilitate and the amount we charge the industry customers for each event. While for most of our offline events our pricing is not based on the number of successful transactions, we believe our ability to bring a steady stream of purchase orders increases our industry customers’ stickiness and propensity to continue using our services, which is crucial to our ability to maintain and raise overall booth space prices while retaining industry customers as we increase the scale of our offline events nationwide. In the long run, we expect to maintain and increase the prices for our booth spaces in our auto shows in all cities where we organize auto shows. However, as we expand into an increasing number of tier-3 and below cities where booth space price levels are generally lower than tier-1 and tier-2 cities, we may experience decline in overall price per booth at our auto shows.

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

Our offline events may also be halted as a result of any public health crisis. As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as regional COVID-19 outbreak, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers and recorded an increased bad debt expense due to liquidity issues of certain customers. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, change of guarantee liability, share-based compensation expenses and impairment of long-term investment. We define adjusted net loss as net loss excluding change of guarantee liability, share-based compensation expenses and impairment of long-term investment. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the years indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net loss	(251,299)	(163,478)	(101,945)	(15,998)
Add:
Depreciation and amortization	3,483	7,109	7,668	1,203
Subtract:
Interest income, net	7,020	2,409	625	98
EBITDA	(254,836)	(158,778)	(94,902)	(14,893)
Add:
Share-based compensation expenses	109,968	17,448	9,796	1,537
Change of guarantee liability	—	233	1,542	242
Impairment of long-term investment	1,000	—	700	110
Adjusted EBITDA	(143,868)	(141,097)	(82,864)	(13,004)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net loss	(251,299)	(163,478)	(101,945)	(15,998)
Add:
Share-based compensation expenses	109,968	17,448	9,796	1,537
Change of guarantee liability	—	233	1,542	242
Impairment of long-term investment	1,000	—	700	110
Adjusted net loss	(140,331)	(145,797)	(89,907)	(14,109)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from (1) offline marketing service for commercial bank, (2) referral service for a commercial bank and (3) online marketing services and other services. In 2019, 2020, and 2021, our net revenues were RMB644.8 million, RMB330.2 million and RMB357.6 million (US$56.1 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2019		2020			2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	603,407	93.6	250,481	75.9	242,860	38,110	67.9
Special promotion events	19,772	3.1	4,851	1.4	3,994	627	1.1
Referral service for commercial bank	156	0.0	18,694	5.7	67,010	10,515	18.8
Online marketing services and others	21,438	3.3	56,202	17.0	43,688	6,856	12.2
Total net revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows and special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our auto shows. In 2019, 2020, and 2021, net revenues generated from our auto shows were RMB603.4 million, RMB250.5 million and RMB242.9 million (US$38.1 million), respectively, representing 93.6%, 75.9% and 67.9% of our net revenues for the same periods, respectively.

Special promotion event services

We began to provide special promotion event services to our industry customers in January 2019 to better support them in organizing their special promotion events. We primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. In 2019, 2020 and 2021, we facilitated 627, 207 and 158 special promotion events through our services, respectively. We typically generate net revenues by charging industry customers fixed service fees per event. In 2019, 2020 and 2021, net revenues from special promotion events were RMB19.8 million, RMB4.9 million and RMB4.0 million (US$0.6 million), representing 3.1%, 1.4% and 1.1% of our net revenues, respectively.

Referral service for commercial bank

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications. In 2019, 2020, and 2021, net revenues generated from referral service for commercial bank were RMB0.2 million, RMB18.7 million and RMB67.0 million (US$10.5 million), respectively, representing 0.0%, 5.7% and 18.8% of our net revenues for the same periods, respectively.

Online marketing services and others

Online marketing services and others primarily include (1) live streaming promotion events services, where we charge a fixed admission fee per event from industry customers; (2) customer referral services, where we charge a fixed rate commission fee from an auto content distribution platform by referring our industry customers to purchase the platform membership; (3) marketing information services, where we charge service fees based on the quantity of consumers’ demand information delivered; (4) demand-side platform services, where we charge advertising service fees for our online adversiting services and membership fees to allow customers to access our advertising space resale services; and (5) subscription services of our social CRM cloud services. We generated net revenues from online marketing services and others of approximately RMB21.4 million, RMB56.2 million and RMB43.7 million (US$6.9 million) in 2019, 2020 and 2021, representing 3.3%, 17.0% and 12.2% of our net revenues for the same periods, respectively.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, and (3) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0
Cost of revenues:
Venue set-up costs	61,736	9.6	24,725	7.5	24,119	3,785	6.7
Venue rental costs	77,134	12.0	33,734	10.2	33,304	5,226	9.4
Other direct costs	47,671	7.3	30,342	9.2	27,867	4,373	7.8
Total cost of revenues	186,541	28.9	88,801	26.9	85,290	13,384	23.9

Venue set-up costs

We engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB61.7 million, RMB24.7 million and RMB24.1 million (US$3.8 million) in 2019, 2020 and 2021, respectively.

Venue rental costs

We use venues owned by third-party property owners for our auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB77.1 million, RMB33.7 million and RMB33.3 million (US$5.2 million) in 2019, 2020 and 2021, respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our offline events, such as security costs and direct labor costs. In 2019, 2020 and 2021, our other costs were RMB47.7 million, RMB30.3 million and RMB27.9 million (US$4.4 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB458.2 million, RMB241.4 million and RMB272.3 million (US$42.7 million) in 2019, 2020 and 2021, respectively, and our gross profit margin was 71.1%, 73.1% and 76.1% in 2019, 2020 and 2021, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0
Operating expenses:
Selling and marketing expenses	572,040	88.7	279,665	84.7	274,670	43,102	76.8
General and administrative expenses	103,890	16.1	98,820	29.9	72,788	11,422	20.4
Research and development expenses	43,339	6.7	34,267	10.4	35,651	5,594	9.9
Total operating expenses	719,269	111.5	412,752	125.0	383,109	60,118	107.1

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (1) advertising and promotion expenses, which entail expenditures related to online and offline promotion of our business, (2) sales staff compensation, (3) others, including transportation expenses incurred by our sales staff, field sales office rental expenses and call center expenses. We expect that our selling and marketing expenses will continue to increase as we further expand into new markets and service offerings and as we enhance our brand recognition. The following table sets forth the components of our selling and marketing expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0
Selling and marketing expenses:
Advertising and promotion expense	291,192	45.2	156,594	47.4	140,088	21,983	39.2
Sales staff compensation	243,331	37.7	103,786	31.4	110,680	17,368	31.0
Others	37,517	5.8	19,285	5.9	23,902	3,751	6.6
Total selling and marketing expenses	572,040	88.7	279,665	84.7	274,670	43,102	76.8

General and administrative expenses

General and administrative expenses consist primarily of (1) administrative staff compensation, (2) professional service expenses, (3) office expenses, and (4) others, including allowance of doubtful accounts and insurance expenses. The following table sets forth the components of general and administrative expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0
General and administrative expenses:
Administrative staff compensation	59,444	9.2	36,752	11.1	22,520	3,534	6.3
Professional service expenses	12,209	1.9	10,509	3.2	11,172	1,753	3.1
Office expenses	9,240	1.4	13,365	4.0	12,765	2,003	3.6
Others	22,997	3.6	38,194	11.6	26,331	4,132	7.4
Total general and administrative expenses	103,890	16.1	98,820	29.9	72,788	11,422	20.4

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

PRC

Our subsidiaries and consolidated affiliated entities in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the modified PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments are granted to enterprises qualified as high and new technology enterprise, or HNTE. In 2018, our subsidiary TuanYuan and consolidated affiliated entity TuanChe Internet were accredited as HNTEs, and their HNTE qualifications were renewed in 2021 for three years, which entitled them to the preferential enterprise income tax rate of 15% from 2021 to 2023, if TuanYuan and TuanChe Internet successfully meet the criteria of HNTE each year. In 2019, our consolidated affiliated entity Drive New Media were accredited as HNTEs and are entitled to the preferential enterprise income tax rate of 15% from 2019 to 2021, if Drive New Media successfully meet the criteria of HNTE each year. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.”

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

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	644,773	330,228	357,552	56,108
Cost of revenues	(186,541)	(88,801)	(85,290)	(13,384)
Gross profit	458,232	241,427	272,262	42,724
Total operating expenses	(719,269)	(412,752)	(383,109)	(60,118)
Net loss	(251,299)	(163,478)	(101,945)	(15,998)
Net loss attributable to the TuanChe Limited’s shareholders	(250,640)	(163,034)	(101,945)	(15,998)
Net loss attributable to the Non-controlling interest	(659)	(444)	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.85)	(0.54)	(0.33)	(0.05)
Weighted average number of ordinary shares
Basic and diluted	294,922,074	304,439,440	306,792,324	306,792,324
Non-GAAP Financial Data (1)
Adjusted EBITDA	(143,868)	(141,097)	(82,864)	(13,004)
Adjusted net loss	(140,331)	(145,797)	(89,907)	(14,109)
(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 8.3% from RMB330.2 million in 2020 to RMB357.6 million (US$56.1 million) in 2021, primarily representing the increase in revenue generated from our referral services as a result of our continuous and expanded collaboration with a commercial bank for our referral services.

●	Net revenues from auto show services decreased by 3.0% from RMB250.5 million in 2020 to RMB242.9 million (US$38.1 million) in 2021, primarily due to the decrease in total booth offerings as a result of regional outbreak of the COVID-19 pandemic. In 2020 and 2021, we organized 449 and 450 auto shows in 172 and 142 cities, offering a total of 14,341 and 12,372 booths, respectively.
●	Net revenues from special promotion event services decreased by 17.7% from RMB4.9 million in 2020 to RMB4.0 million (US$0.6 million) in 2021, primarily due to cancellations of certain special promotion events as a result of regional outbreak of the COVID-19 pandemic. In 2020 and 2021, we facilitated 207 and 158 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for commercial bank increased significantly from RMB18.7 million in 2020 to RMB67.0 million (US$10.5 million) in 2021, primarily due to our continuous and expanded collaboration with a commercial bank and the increase in the loan matching volume from RMB1.3 billion in 2020 to RMB5.4 billion in 2021.
●	Net revenues from our online marketing services and others decreased by 22.3% from approximately RMB56.2 million in 2020 to RMB43.7 million (US$6.9 million) in 2021, primarily due to reduction in the provision of our live streaming promotion services in response to declined marketing demands from customers as a result of the shortage in vehicle supply caused by the global chip shortage.

Cost of Revenues

Our cost of revenues decreased by 4.0% from RMB 88.8 million in 2020 to RMB85.3 million (US$13.4 million) in 2021, primarily due to the following reasons.

●	Our venue set-up costs decreased by 2.5% from RMB24.7 million in 2020 to RMB24.1 million (US$3.8 million) in 2021, generally in line with the decreases in net revenue from auto show services and special promotion event services.
●	Our venue rental costs decreased by 1.3% from RMB33.7 million in 2020 to RMB33.3 million (US$5.2 million) in 2021, generally in line with the decreases in net revenue from auto show services and special promotion event services.
●	Our other direct costs decreased by 8.2% from RMB30.3 million in 2020 to RMB27.9 million (US$4.4 million) in 2021, primarily due to the decrease in direct labor costs as a result of the decrease in the number of our employees.

Gross Profit

As a result of the foregoing, our gross profit increased by 12.8% from RMB241.4 million in 2020 to RMB272.3 million (US$42.7 million) in 2021.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 1.8% from RMB279.7 million in 2020 to RMB274.7 million (US$43.1 million) in 2021, primarily due to the decrease in our advertising and promotion expenses.

Our advertising and promotion expenses decreased by 10.5% from RMB156.6 million in 2020 to RMB140.1 million (US$22.0 million) in 2021, primarily due to the decrease in the number of offline events we held during 2021, especially the decrease in the number of special promotion events from 207 in 2020 to 158 in 2021, as a result of regional outbreak of the COVID-19 pandemic. The number of cities where we have established sales operations decreased from 129 as of December 31, 2020 to 119 as of December 31, 2021.

Our sales staff compensation expenses increased by 6.6% from RMB103.8 million in 2020 to RMB110.7 million (US$17.4 million) in 2021, primarily due to the availability of national subsidy and social insurance exemption as a result of the COVID-19 pandemic in 2020.

Our selling and marketing expenses as a percentage of total net revenues decreased from 84.7% in 2020 to 76.8% in 2021, primarily due to (1) the decrease in our selling and marketing expenses as a result of the enhanced control of our promotion expenses and (2) our net revenue growth as a result of the optimization of our revenue structure.

General and administrative expenses

Our general and administrative expenses decreased by 26.3% from RMB98.8 million in 2020 to RMB72.8 million (US$11.4 million) in 2021, primarily due to (1) a decrease in staff compensation as a result of full amortization of certain share-based compensation in 2020 and (2) the decrease in allowance for doubtful accounts as a result of more robust accounts receivable management. General and administrative expenses, as a percentage of total net revenues, decreased from 29.9% in 2020 to 20.4% in 2021, primarily due to (1) the decrease in our general and administrative expenses for reasons described above and (2) our net revenue growth. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses increased by 4.0% from RMB34.3 million in 2020 to RMB35.7 million (US$5.6 million) in 2021, primarily due to the increase in staff compensation for research and development personnel.

Operating Loss

As a result of the foregoing, our operating loss decreased by 35.3% from RMB171.3 million in 2020 to RMB110.8 million (US$17.4 million) in 2021.

Others, net included in other income/(expenses) primarily include government grants and VAT refunds, partially offset by change of guarantee liability.

Net Loss

As a result of the foregoing, we had net loss of RMB163.5 million and RMB101.9 million (US$16.0 million) in 2020 and 2021, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues decreased by 48.8% from RMB644.8 million in 2019 to RMB330.2 million in 2020, primarily due to a sharp decrease in offline marketing services revenue including auto shows and special promotion events as a result of Covid-19 impact.

●	Net revenues from auto show services decreased by 58.5% from RMB603.4 million in 2019 to RMB250.5 million in 2020, primarily due to the adverse impact of the COVID-19 pandemic. In 2019 and 2020, we organized 1,055 and 449 auto shows in 233 and 172 cities, offering a total of 29,063 and 14,341 booths, respectively.
●	Net revenues from special promotion event services decreased by 75.5% from RMB19.8 million in 2019 to RMB4.9 million in 2020, primarily due to the adverse impact of the COVID-19 pandemic. In 2019 and 2020, we facilitated 627 and 207 special promotion events for our industry customers, respectively.

●	Net revenues from referral service for commercial bank increased significantly from RMB0.2 million in 2019 to RMB18.7 million in 2020, primarily due to our expanded collaboration with a commercial bank and the increase in loan matching volume from RMB6.6 million in 2019 to RMB1.3 billion in 2020.
●	Net revenues from our online marketing services and others increased significantly from approximately RMB21.4 million in 2019 to RMB56.2 million in 2020, primarily due to the commencement of our live streaming promotion services as a results of the expansion of our online marketing services.

Cost of Revenues

Our cost of revenues decreased by 52.4% from RMB186.5 million in 2019 to RMB 88.8 million in 2020, primarily due to the following reasons.

●	Our venue set-up costs decreased by 60.0% from RMB61.7 million in 2019 to RMB24.7 million in 2020, primarily due to a decrease in the number of auto shows we organized and set up from 1,055 in 2019 to 449 in 2020.
●	Our venue rental costs decreased by 56.3% from RMB77.1 million in 2019 to RMB33.7 million in 2020, primarily due to a decrease in the number of auto shows we organized and set up from 1,055 in 2019 to 449 in 2020.
●	Our other direct costs decreased by 36.5% from RMB47.7 million in 2019 to RMB30.3 million in 2020, primarily due to the decrease in our security costs as a result of the decrease in the number of our auto shows. To ensure the safety of our auto show participants, we typically hire security personnel from third-party security companies to maintain the event-day orders of our offline events. Based on our past experience in operating auto shows, we are able to ensure the safety of our auto shows while hiring fewer security personnel per show. We also began to utilize our own employees to handle certain security related matters, which led to a decrease in the amount of security related costs paid to third-party security companies.

Gross Profit

As a result of the foregoing, our gross profit decreased by 47.3% from RMB458.2 million in 2019 to RMB241.4 million in 2020.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 51.1% from RMB572.0 million in 2019 to RMB279.7 million in 2020, primarily due to the decreases in staff compensation and promotion expenses as a result of resource conservation efforts during the COVID-19 pandemic measures and reduced volume of offline events.

Our advertising and promotion expenses decreased by 46.2% from RMB291.2 million in 2019 to RMB156.6 million in 2020, primarily due to our decreased advertising and promotion activities, which is in line with the decline in the number of outdoor events we held during 2020 as a result of the COVID-19 pandemic and policy alternations regarding macroeconomics in China. The number of cities where we have established sales operations decreased from 148 as of December 31, 2019 to 129 as of December 31, 2020.

Our sales staff compensation expenses decreased by 57.3% from RMB243.3 million in 2019 to RMB103.8 million in 2020, primarily due to a decrease in the payout of commission to sales personnel as a result of decreased sales activities during the COVID-19 pandemic.

Our selling and marketing expenses as a percentage of total net revenues decreased from 88.7% in 2019 to 84.7% in 2020, primarily because the selling and marketing expenses declined in line with the total net revenue.

General and administrative expenses

Our general and administrative expenses decreased by 4.9% from RMB103.9 million in 2019 to RMB98.8 million in 2020, primarily due to the decrease in staff compensation expenses as a result of resource conservation during the COVID-19 pandemic. General and administrative expenses, as a percentage of total net revenues, increased from 16.1% in 2019 to 29.9% in 2020, primarily due to (1) allowance for doubtful accounts in relation to prepayments and other current assets and (2) the sharp decrease in net revenues outpacing the decrease in general and administrative expenses. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses decreased by 20.9% from RMB43.3 million in 2019 to RMB34.3 million in 2020, primarily due to the decrease in staff compensation expenses as a result of the decrease in headcount of research and development departments.

Operating Loss

As a result of the foregoing, our operating loss decreased by 34.4% from RMB261.0 million in 2019 to RMB171.3 million in 2020.

Others, net included in other income/(expense) primarily include government grants and VAT refunds, partially offset by change of guarantee liability.

Net Loss

As a result of the foregoing, we had net loss of RMB251.3 million and RMB163.5 million in 2019 and 2020, respectively.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering and loans from banks.

As of December 31, 2019, 2020 and 2021, we had RMB193.9 million, RMB109.9 million and RMB63.5 million (US$10.0 million), respectively, in cash and cash equivalents. As of December 31, 2019, 2020 and 2021, we held a cash balance of RMB109.1 million, RMB53.2 million and RMB53.4 million (US$8.4 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB84.8 million, RMB56.7 million and RMB10.1 million (US$1.6 million) denominated in RMB, respectively, representing 43.7%, 51.6% and 15.9% of our total cash and cash equivalents, respectively. We had time deposits of RMB69.8 million, RMB45.7 million and nil as of December 31, 2019, 2020 and 2021, respectively.

We have incurred recurring operating losses since our inception, including net losses of RMB251.3 million, RMB163.5 million and RMB101.9 million (US$16.0 million) in 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB161.8 million, RMB88.9 million and RMB92.3 million (US$14.5 million) in 2019, 2020 and 2021, respectively. Accumulated deficit was RMB983.6 million (US$154.4million) as of December 31, 2021. As of December 31, 2021, we had a net current asset of RMB53.9 million (US$8.5 million). The COVID-19 pandemic, especially the resulting high cancellation rate of scheduled offline auto shows, negatively impacted our business operations in 2020 and 2021 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management's ability to successfully execute the business plan of reducing the fixed labor cost, pursuing cooperation opportunities in the electric vehicles industry, pursuing potential financing to improve our cash flow from operating and financing activities, and effectively responding to the future development of the COVID-19 pandemic. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, and the impact of the COVID-19 pandemic on our operations, our management believes that our current cash and cash equivalents, time deposits and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern.”

In response to the impact of COVID-19, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size to control our operating expenses and reduce cash used in operating activities in 2020 and 2021. With the easing of the COVID-19 pandemic and the relaxation of the related precautionary government-imposed quarantine measures, we are gradually resuming our daily business operations. However, regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties. The various variants of COVID-19, including Omicron and Deltacron, are spreading in many cities in China, and the local governments has taken strict prevention and control measures to reduce gatherings and control the spread of the virus. We cancelled a significant number of scheduled offline auto shows in response to such control measures, which may continue to impact our business, result of operations, financial condition and liquidity, and we will have to resort to additional costs cutting measures including re-implementation of furlough arrangements or reduction of employee compensation if the outbreak of COVID-19 and its impact persist or escalate. Furthermore, as the business operations of our industry customers have also been severely disrupted, we continue to experience delays in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity.

We have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe that our current cash and cash equivalents and other current assets are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this annual report, if we fail to grow our business in a way that generates sufficient returns, we may need additional financing to execute our business plans. If additional financing is required, we cannot predict whether this additional financing will be in the form of equity, debt, or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.” If financing sources are not available, or if we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or compete with other market participants effectively, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above.

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(161,806)	(88,854)	(92,255)	(14,476)
Net cash (used in)/generated from investing activities	(187,548)	37,698	47,865	7,509
Net cash (used in)/ generated from financing activities	(37,245)	(63)	7,000	1,098
Effect of exchange rate effect on cash and cash equivalents	3,490	(4,485)	(5,048)	(792)
Net decrease in cash, cash equivalents and restricted cash	(383,109)	(55,704)	(42,447)	(6,661)
Cash and cash equivalents, and restricted cash at beginning of the period	578,558	195,449	139,745	21,929
Cash and cash equivalents, and restricted cash at end of the period	195,449	139,745	97,298	15,268

Operating Activities

Cash used in operating activities was RMB92.3 million (US$14.5 million) in 2021. In 2021, the difference between our cash used in operating activities and our net loss of RMB101.9 million (US$16.0 million) resulted primarily from (1) allowance of doubtful accounts of RMB17.8 million (US$2.8 million), (2) share-based compensation of RMB9.8 million (US$1.5 million), (3) an increase in accounts payable of RMB7.8 million (US$1.2 million), (4) a decrease in accounts receivable of RMB6.5 million (US$1.0 million) and (5) amortization of intangible assets of RMB4.1 million (US$0.6 million), partially offset by (1) a decrease in other current liabilities of RMB17.3 million (US$2.7 million), (2) a decrease in salary and welfare benefits payable of RMB13.0 million (US$2.0 million), (3) a decrease in advance from customers of RMB6.1 million (US$1.0 million) and (4) an increase in prepayment and other current assets of RMB4.2 million (US$0.7 million).

Cash used in operating activities was RMB88.9 million in 2020. In 2020, the difference between our cash used in operating activities and our net loss of RMB163.5 million resulted primarily from (1) share based compensation of RMB17.4 million, (2) allowance of doubtful accounts of RMB30.2 million, (3) an increase in accounts payable of RMB16.0 million and (4) an increase in advance from customers of RMB15.3 million, partially offset by (1) a decrease in salary and welfare benefits payable of RMB16.0 million and (2) an increase in accounts receivable of RMB7.4 million.

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

Investing Activities

Net cash generated from investing activities was RMB47.9 million (US$7.5 million) in 2021, primarily due to (1) cash of RMB45.7 million (US$7.2 million) received from maturity of time deposits and (2) cash of RMB5.4 million (US$0.8 million) received from disposal of long-term investments, partially offset by (1) cash of RMB2.3 million (US$0.4 million) paid for long-term investments and (2) purchase of property, equipment and software, and other non-current assets of RMB1.0 million (US$0.2 million).

Net cash generated from investing activities was RMB37.7 million in 2020, primarily due to (1) cash of RMB166.2 million received from maturity of time deposits, and (2) cash of RMB20.8 million received from disposal of short-term investment, partially offset by placement of time deposits of RMB141.0million.

Net cash used in investing activities was RMB187.5 million in 2019, primarily due to (1) cash payment of RMB99.1 million for a bridge loan, (2) cash payment of RMB69.8 million for time deposits, and (3) purchase of property, equipment and software, and other non-current assets of RMB13.2 million.

Financing Activities

Net cash generated from financing activities was RMB7.0 million (US$1.1 million) in 2021, primarily due to cash of RMB10.0 million (US$1.6 million) received from short-term borrowings, partially offset by cash repayments of short-term borrowings of RMB3.0 million (US$0.5 million).

Net cash used in financing activities was RMB63,000 in 2020, representing related expenses paid for short-term borrowings of RMB3.0 million.

Net cash used in financing activities was RMB37.2 million in 2019, primarily due to (1) repurchase of restricted shares from employees of RMB26.2 million, and (2) stock repurchase from the secondary market of RMB13.7 million.

Indebtedness

For details of our outstanding short-term borrowings as of December 31, 2019, 2020 and 2021, see Note 12 to the consolidated financial statements included in this annual report.

Capital Expenditures

We incurred capital expenditures of RMB13.2 million, RMB2.0 million and RMB1.0 million (US$0.2 million) in 2019, 2020 and 2021, respectively, primarily in connection with the purchase of property, equipment and software and our office refurbishment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

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

The following table sets forth the respective revenue contributions of (1) the VIEs and (2) our subsidiaries for the periods indicated both in absolute amount and as a percentage of total revenues.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	144,115	22.4	104,819	31.7	93,975	14,747	26.3
Our subsidiaries	500,658	77.6	225,409	68.3	263,577	41,361	73.7
Total revenues	644,773	100.0	330,228	100.0	357,552	56,108	100.0

The following table sets forth the respective asset contributions of (1) the VIEs and (2) our subsidiaries as of the date indicated both in absolute amount and as a percentage of total assets.

	As of December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	56,446	10.0	122,876	25.9	132,602	20,809	37.6
Our subsidiaries	510,749	90.0	351,531	74.1	220,403	34,596	62.4
Total assets	567,195	100.0	474,407	100.0	353,075	55,405	100.0

Financial Information Related to the VIEs

The following table presents the consolidated balance sheet information relating to TuanChe Limited, or the Parent, the VIEs and the non-variable interest entities as of December 31, 2020 and 2021.

	As of December 31, 2020
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Cash, cash equivalents and restricted cash	46,501	20,178	73,066	—	139,745
Amount due from the subsidiaries of the Group	101,952	73,036	60,445	(235,433)	—
Other current assets	50,358	18,132	120,747	(17,581)	171,656
Total current assets	198,811	111,346	254,258	(253,014)	311,401
Property and equipment, net	—	578	17,946	(12,816)	5,708
Intangible assets	—	—	21,821	—	21,821
Long-term investments	97,465	8,949	30,100	(127,565)	8,949
Operating lease right-of-use assets, net	—	2,003	8,798	—	10,801
Goodwill	—	—	115,414	—	115,414
Other non-current assets	—	—	5,728	(5,415)	313
Total non-current assets	97,465	11,530	199,807	(145,796)	163,006
Total assets	296,276	122,876	454,065	(398,810)	474,407
Accounts payable	—	3,827	17,967	—	21,794
Amount due to the subsidiaries of the Group	—	210,102	62,165	(272,267)	—
Short-term operating lease liabilities	—	1,025	4,886	—	5,911
Other current liabilities	6,614	61,473	80,372	—	148,459
Total current liabilities	6,614	276,427	165,390	(272,267)	176,164
Lease liabilities, non-current	—	978	3,070	—	4,048
Other non-current liabilities	1,498	185	5,451	—	7,134
Total non-current liabilities	1,498	1,163	8,521	—	11,182
Total liabilities	8,112	277,590	173,911	(272,267)	187,346
Total equity/(deficit)	288,164	(154,714)	280,154	(126,543)	287,061

	As of December 31, 2021
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Cash, cash equivalents and restricted cash	41,811	4,974	50,513	—	97,298
Amount due from the subsidiaries of the Group	106,845	91,767	118,322	(316,934)	—
Other current assets	1,016	29,100	95,876	(17,581)	108,411
Total current assets	149,672	125,841	264,711	(334,515)	205,709
Property and equipment, net	—	379	32,989	(29,901)	3,467
Intangible assets	—	—	—	17,711	17,711
Long-term investments	52,139	5,357	30,100	(82,239)	5,357
Operating lease right-of-use assets, net	—	1,025	4,079	—	5,104
Goodwill	—	—	115,414	—	115,414
Other non-current assets	—	—	2,256	(1,943)	313
Total non-current assets	52,139	6,761	184,838	(96,372)	147,366
Total assets	201,811	132,602	449,549	(430,887)	353,075
Accounts payable	—	395	29,182	—	29,577
Amount due to the subsidiaries of the Group	1,232	253,003	98,193	(352,428)	—
Short-term operating lease liabilities	—	1,025	1,564	—	2,589
Other current liabilities	5,210	52,646	61,762	—	119,618
Total current liabilities	6,442	307,069	190,701	(352,428)	151,784
Lease liabilities, non-current	—	—	1,475	—	1,475
Other non-current liabilities	957	98	5,451	—	6,506
Total non-current liabilities	957	98	6,926	—	7,981
Total liabilities	7,399	307,167	197,627	(352,428)	159,765
Total equity/(deficit)	194,412	(174,565)	251,922	(78,459)	193,310

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities as of December 31, 2019, 2020 and 2021.

Consolidated statements of operations and comprehensive (loss)/income data

	Year Ended December 31, 2019
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net revenues	—	144,115	503,368	(2,710)	644,773
Cost of revenues	—	(46,507)	(142,806)	2,772	(186,541)
Operating expenses	(20,479)	(91,793)	(606,935)	(62)	(719,269)
Loss from operations	(20,479)	5,815	(246,373)	—	(261,037)
Other income, net	5,643	1,635	2,460	—	9,738
Net income/(loss)	(14,836)	7,450	(243,913)	—	(251,299)

	Year Ended December 31, 2020
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net revenues	—	104,819	241,343	(15,934)	330,228
Cost of revenues	—	(28,573)	(71,271)	11,043	(88,801)
Operating expenses	(11,041)	(82,900)	(323,702)	4,891	(412,752)
Loss from operations	(11,041)	(6,654)	(153,630)	—	(171,325)
Other income, net	1,974	2,160	2,681	—	6,815
Income tax expense	—	1,032	—	—	1,032
Net loss	(9,067)	(3,462)	(150,949)	—	(163,478)

	Year Ended December 31, 2021
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net revenues	—	93,975	327,958	(64,381)	357,552
Cost of revenues	—	(44,519)	(101,054)	60,283	(85,290)
Operating expenses	(6,710)	(84,191)	(296,306)	4,098	(383,109)
Loss from operations	(6,710)	(34,735)	(69,402)	—	(110,847)
Other income, net	823	4,170	3,909	—	8,902
Net loss	(5,887)	(30,565)	(65,493)	—	(101,945)

Consolidated cash flow information

	Year Ended December 31, 2019
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net cash used in operating activities	(3,086)	(6,612)	(152,108)	—	(161,806)
Net cash used in investing activities	(319,916)	(5,418)	(13,220)	151,006	(187,548)
Net cash (used in) provided by financing activities	(37,245)	—	151,006	(151,006)	(37,245)
Effect of exchange rate changes	3,313	—	177	—	3,490
Net decrease in cash and cash equivalents	(356,934)	(12,030)	(14,145)	—	(383,109)

	Year Ended December 31, 2020
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net cash used in operating activities	(13,622)	(4,945)	(70,287)	—	(88,854)
Net cash (used in) provided by investing activities	(40,851)	12,050	(858)	67,357	37,698
Net cash provided by (used in) financing activities	1,330	(63)	66,027	(67,357)	(63)
Effect of exchange rate changes	(2,358)	—	(2,127)	—	(4,485)
Net (decrease)/increase in cash and cash equivalents	(55,501)	7,042	(7,245)	—	(55,704)

	Year Ended December 31, 2021
		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net cash used in operating activities	(10,358)	(22,124)	(59,773)	—	(92,255)
Net cash provided by (used in) investing activities	7,287	2,920	(738)	38,387	47,856
Net cash provided by (used in) financing activities	—	4,000	41,387	(38,387)	7,000
Effect of exchange rate changes	(1,619)	—	(3,429)	—	(5,048)
Net decrease in cash and cash equivalents	(4,690)	(15,204)	(22,553)	—	(42,447)

Cash Flows through Our Organization

We are a holding company with no business operations of our own. We conduct our operations primarily through our WFOEs and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends through the Parent, our WFOEs will transfer the dividends to TuanChe Information Limited in accordance with the laws and regulations of the PRC, and then TuanChe Information Limited will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries.

In 2019, 2020 and 2021, our PRC subsidiaries received cash of nil, nil and RMB2.0 million, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2019, 2020 and 2021, our PRC subsidiaries paid cash of nil, nil and RMB0.6 million, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

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

Contractual Obligations

We lease office spaces and venues for auto shows under non-cancelable operating lease agreements, which expire at various dates through July 2024. As of December 31, 2021, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years

	(RMB in thousands)
Office spaces and venues for auto shows(1)	5,417	3,765	1,652	—
(1)	Represents minimum payments under non-cancelable operating lease agreements related to our office spaces and venues for auto shows.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) long-lived assets; (iii) accounts and note receivables,net; and (iv) goodwill. See Note 2—Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estiamtes involve the most significant judgments used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax, or VAT, and related surcharges collected from customers, which are subsequently remitted to government authorities.

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

Revenue from referral service for commercial bank

In October 2019, we commenced our auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (1) referral services and (2) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the procedures for which should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first three monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period.

Online marketing services and others

Online marketing services revenue

Our online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

We commenced our live streaming promotion events services from the first quarter of 2020, holding promotion events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd., or Tmall, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We identified only one performance obligation to provide the industry customers with services to arrange, decorate and provide platforms for live shows. We charge a fixed admission fee per live streaming promotion event from our industry customers. As we have control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events revenue is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided.

We also commenced our customer referral services from the first quarter of 2020 by referring our industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. We identified only one performance obligation to provide referral services to Baidu. We charged Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenues are recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

For the marketing information services, we generate consumers’ demand information through our online channels and provides to the industry customers upon consumers’ consent. We identified only one performance obigation to provide information regarding consumer demand for industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

The demand-side platform services generate revenue through (1) online advertising services and (2) advertising space resale services. For the advertising services, we identified only one performance obligation to provide advertising spaces on the website to customers, and we recognized the service fees received as revenue on a straight-line basis over the period of the service period. Under the advertising space resale services, we identified only one performance obligation to provide advertising spaces from suppliers such as search engines and other online advertising channels based on customer demands. The customers pay us a membership fee to access these spaces. We recognize the membership fee on a straight-line basis over the membership period, which is usually one year.

Other revenue

On January 13, 2020, we completed the acquisition of Longye, a Software-as-a-Service company that mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service provider, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use our multi-tenant software without taking possession of the software. We identified only one performance obligation to provide integrated cloud services to industry customers. We initially record the subscription and support services fee as deferred revenue upon reception and then recognize the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

We operate a virtual dealership by connecting automakers or franchised dealerships with secondary dealers whereby we identified only one performance obligation to purchase cars on behalf of the secondary dealers from the automakers or franchised dealerships. We charge a commission fee at a pre-agreed percentage of the car costs to the secondary dealers. As we have neither inventory risk nor the discretion to establish the cost of cars to secondary dealers, we are considered to be an agent in accordance with ASC 606. The virtual dealership commission revenue is recognized upon the secondary dealers’ acceptance of the delivery of cars from automakers or franchised dealerships.

Allowance for doubtful account

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from January 1, 2021, we adopted ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. We used a modified retrospective approach and the adoption does not have an impact on our consolidated financial statements. To estimate expected credit losses, We have identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, We consider the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the our specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle us to receive the full face amount from the financial institutions at maturity.

Assumptions Used. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2020 and 2021 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that we have one reporting unit within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2020 and 2021. Therefore, management performed quantitative assessment and did not record any impairment loss for the years ended December 31, 2020 and 2021 as the fair value of the reporting unit is in excess of its carrying value.

If we reorganize our reporting structure in a manner that changes the composition of our reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

Future cash flow assumptions. The projections for future cash flows utilized in the valuation model is derived from historical experience and assumptions regarding future growth and profitability of the reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the six years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. The revenue was assumed have a gradual increase based on ease of COVID-19 and the expansion of market. Beyond six years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates.

Long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge related to long-lived assets was recognized for any of the periods presented.

Future cash flow assumptions. We performed qualitative analysis regarding the existence of impairment indicators pursuant to ASC 360-10-35-21 and concluded that there are indicators that the asset group might be impaired mainly due to the adverse impact of COVID-19 and the recurring net losses and operating cash-out flows for the years ended December 31, 2020 and 2021. Thus, the Company performed the quantitative asset group impairment testing by calculating the undiscounted cash flow to test for recoverability.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A            Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	46	Chairman and Chief Executive Officer
Jianchen Sun	44	Director and President
Wendy Hayes	52	Independent Director
Zijing Zhou	40	Independent Director
Fei Han	43	Independent Director
Hui Yuan	45	Chief Operating Officer
Chenxi Yu	38	Deputy Chief Financial Officer

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

Zijing Zhou has been serving as our independent director since November 2019. Mr. Zhou founded Aplus Investment Consulting (Beijing) Co., Ltd., or Ether Capital, in 2014 and served as the chief executive officer of Ether Capital since 2014. From 2011 to 2014, Mr. Zhou served as a senior financial adviser of China Renaissance Holding Limited (HK:1911). From 2009 to 2011, Mr. Zhou served as a senior product manager of Alibaba Group Holding Limited (NYSE: BABA). From 2006 to 2009, Mr. Zhou served as an internet technology developer of Anhui Jinyu Internet Technology Co., Ltd. Mr. Zhou received a bachelor’s degree in physics and a bachelor’s degree in computer science, both from Zhejiang University in 2003, and a master’s degree in computer science from Tsinghua University in 2006.

Fei Han has been serving as our independent director since September 2020. Mr. Han has served as a managing director of Zhongguancun M&A Fund and Zhongguancun Longmen Fund since 2017. From 2013 to 2016, Mr. Han served as an investment director of Fosun International (HK: 0656). From 2010 to 2013, Mr. Han served as an associate director of Oppenheimer Holdings Inc. From 2007 to 2010, Mr. Han served as an associate of Brean Murray, Carret & Co., LLC. Mr. Han received his bachelor’s degree in engineering from Xidian University in 2000, and his MBA from University of South Dakota in 2006.

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

B.           Compensation

Compensation of Directors and Executive Officers

In 2021, the aggregate cash compensation to directors and executive officers was approximately RMB2.8 million (US$0.4 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

In June 2018, we adopted the Share Incentive Plan, or the Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of December 31, 2021, there were 6,034,250 restricted shares outstanding under the Plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2021 pursuant to the Plan.

Number of
Restricted
	Shares Awarded(1)	Grant Date
Directors and Executive Officers
June 15, 2018
Wei Wen	*	July 1, 2018
June 15, 2018
Jianchen Sun	*	July 1, 2018
June 15, 2018
Chenxi Yu	*	October 1, 2019
July 1, 2019
Hui Yuan	*	July 1, 2020
Zijing Zhou	*	June 15, 2018
November 20, 2018
November 20, 2019
November 20, 2020
Wendy Hayes	*	November 20, 2021
Total	11,877,904

*Less than 1% of our total outstanding shares on an as-converted basis.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Through the equity incentive trust, our Class A ordinary shares underlying equity awards granted pursuant to our Share Incentive Plan may be provided to certain of recipients of such equity awards. As of March 31, 2022, Best Cars Limited held 6,663,321 Class A ordinary shares pursuant to our Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

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

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and.
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Wei Wen, Ms. Wendy Hayes and Mr. Zijing Zhou, and is chaired by Mr. Wei Wen. Ms. Wendy Hayes and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our nonemployee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wen, Mr. Zijing Zhou and Mr. Fei Han, and is chaired by Mr. Wei Wen. Mr. Fei Han and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

D.            Employees

As of December 31, 2019, 2020 and 2021, we had 910, 769 and 621 full-time employees. The following table sets forth the numbers of our full-time employees by functions as of the dates indicated.

	As of the December 31,
	2019	2020	2021
Sales and marketing	713	610	488
General and administrative	118	91	73
Research and development	79	68	60
Total	910	769	621

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

Due to the COVID-19 outbreak, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020 and 2021. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

E.           Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 321,832,295 ordinary shares outstanding as of March 31, 2022, including (1) 266,571,715 Class A ordinary shares, including the 6,663,321 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	4,686,944	55,260,580	18.6%	76.1%
Jianchen Sun (2)	14,130,672	—	4.4%	1.3%
Wendy Hayes	*	—	*	*
Zijing Zhou	*	—	*	*
Hui Yuan	*	—	*	*
Chenxi Yu	*	—	*	*
Directors and executive officers as a group	22,701,040	55,260,580	24.2%	77.7%
Principal Shareholders
WW Long Limited (3)	2,188,160	55,260,580	17.9%	75.9%
K2 Partners (4)	41,390,679	—	12.9%	3.8%
Highland Funds (5)	30,550,709	—	9.5%	2.8%
BAI GmbH (6)	28,715,429	—	8.9%	2.6%
Beijing Z-Park Fund Investment Center (Limited Partner) (7)	30,482,380	—	9.5%	2.8%
*	Less than 1% of our total outstanding shares as of March 31, 2022.
**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

The calculation of each director or executive’s percentage of aggregate voting power does not take into account that person’s unvested restricted shares which were still held by Best Cars Limited, the nominee of our equity incentive trust, as of March 31, 2022, the voting power of which remains vested with the trustee who shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of such power until such vested restricted shares have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient. The calculation of each director or executive’s beneficial ownership does not take into account that person’s restricted shares which were still held by Best Cars Limited and would not be vested within 60 days after March 31, 2022.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022.

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

(1)

Represents (i) 2,498,784 Class A ordinary shares held in the name of Mr. Wei Wen by Best Cars Limited, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of March 31, 2022, (ii) 2,188,160 Class A ordinary shares held in the form of ADSs by WW Long Limited, and (iii) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 2,810,672 Class A shares in the form of ADS, representing the number of restricted shares granted to Mr. Jianchen Sun that have vested or will vest within 60 days after March 31, 2022, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

(6)

Represents 28,715,429 Class A ordinary shares held by BAI GmbH, a company organized and existing under the laws of Germany. BAI GmbH is a wholly-owned subsidiary of subsidiary of Bertelsmann SE & Co. KGaA, a company organized and existing under the laws of Germany. The registered office of BAI GmbH and Bertelsmann SE & Co. KGaA is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(7)

Represents 30,482,380 Class A ordinary shares held by Beijing Z-Park Fund Investment Center (Limited Partner), or Z-Park Fund. The registered office of Z-Park Fund is Room 208, No. 11 Fengzhi East Road, Baiwang Innovation Technology Park, Haidian District, Beijing, PRC.

As of March 31, 2022, a total of 119,385,481 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of our ADS program, representing 27.89% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Disposal of Long-term Investment to Kuka

On December 2, 2020, we disposed the long-term investment in Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd., or Kuka, with a consideration of RMB0.3 million. The ultimate beneficial owner of Kuka is Mr. Wei Wen, chairman of the board of directors and CEO of the Company.

Outsourcing Agreement with STDC

On 2019, 2020 and 2021, we entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited, or STDC, of which we own 49% equity interest. The outsourcing service expenses due to STDC was RMB149, RMB1,598 and RMB2,721 for the years ended December 31, 2019, 2020 and 2021, respectively. Our prepayment balance is nil, RMB469 and RMB348 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

B.           Memorandum and Articles of Association

We incorporate by reference into this annual report (1) our seventh amended and restated memorandum of association and our seventh amended and restated articles of association filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-227940), as amended, initially filed with the SEC on October 23, 2018, (2) the amendment to our seventh amended and restated articles of association approved and adopted by our shareholders on November 15, 2019 and (3) the amendment to our seventh amended and restated articles of association approved and adopted by our shareholders on November 17, 2021. See (i) Exhibit 1.1, Exhibit 1.2 and Exhibit 1.3 to this annual report for the currently effective version of our memorandum and articles of association and (ii) Exhibit 2.4 to this annual report for a summary description of material rights and obligations of our securities provided under the currently effective memorandum and articles of association.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may apply for an undertaking from the Financial Secretary of the Cayman Islands:

●	That no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income, gains or appreciations shall apply to us or our operations; and
●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, persons who acquired the ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, or certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States federal non-income, state or local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state or local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

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

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, exchanges of ordinary shares for ADSs will generally not be subject to United States federal income tax.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ending December 31, 2021 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2021 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

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

Taxation of distributions on ADSs and ordinary shares

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on NASDAQ. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

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

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and
●	the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

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

As discussed above under “Taxation of distributions on ADSs and ordinary shares,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S.GAAP.

I.            Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable, short-term investments and prepayment and other current assets. As of December 31, 2019, 2020 and 2021, substantially all of our cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States or China, which our management considers being of high credit quality. Account receivable is typically unsecured and is mainly derived from net revenues earned from our auto shows business. Short-term investments consist of an interest-bearing loan to a third party, which was repaid on July 3, 2018. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2019 and 2020, respectively. One of our customers had a receivable balance exceeding 10% of our total account receivable balance as of December 31, 2021.

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

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB86.4 million, RMB86.5 million and RMB43.9 million (US$6.9 million) as of December 31, 2019, 2020 and 2021, respectively.

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2021, we did not receive any additional payment from the Bank of New York Mellon.

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

For the period from November 19, 2018, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used approximately US$8.4 million for the payment of professional fees, insurance fees, compensation to directors and general corporate purposes of the net proceeds received from our public offerings.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which were first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge. We do not believe that the material weakness had a significant impact on our financial reporting.

To remedy the material weakness, we have begun, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

However, such remediation plans have been delayed in full implementation, in part, due to the negative impact on our business and operations by the outbreak of COVID-19 beginning in January 2020, and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2021.

We intend to remediate the material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely PricewaterhouseCoopers Zhong Tian LLP and Marcum Bernstein & Pinchuk LLP, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2019	2020	2021

	(RMB in thousands)
Audit fees (1)	5,000	4,500	5,796
(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 13, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”), as our independent registered public accounting firm and engaged Marcum Bernstein & Pinchuk LLP (“MBP”) as our independent registered public accounting firm on the same date, to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2021 and to re-audit our consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2019, which had previously been audited by PwC. The appointment of MBP was approved by our Audit Committee and Board of Directors on September 13, 2021, effective immediately.

The report of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through September 13, 2021, there were no (1) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report, or (2) reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F except for the material weaknesses related to our internal control over financial reporting, including (i) lack of sufficient financial reporting and accounting personnel, especially those with

U.S. GAAP knowledge, and (ii) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted in management’s late adjustments at period ends.

We provided PwC with a copy of the foregoing disclosure and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated April 29, 2022, is attached as Exhibit 15.4 of the annual report on Form 20-F.

During the fiscal years ended December 31, 2020 and 2019, and the subsequent interim period through September 13, 2021, when we engaged MBP, neither the Company nor anyone on its behalf, consulted with MBP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that MBP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a reportable event (each as defined above) other than the material weaknesses related to our internal control over financial reporting discussed above.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1

Seventh Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018) (as amended by the special resolution passed during the annual general meeting on November 15, 2019 and by the special resolution passed during the annual general meeting on November 17, 2021)

1.2

Amendment to the Seventh Amended and Restated Articles of Association of the Registrant approved and adopted by shareholders on November 15, 2019 (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

1.3*	Amendment to the Seventh Amended and Restated Articles of Association of the Registrant approved and adopted by shareholders on November 17, 2021.
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
3.1

Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)

4.1

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018)

4.3

English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated September 3, 2020 (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.4

English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated September 3, 2020 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.5

English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated September 3, 2020 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.6

English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated September 3, 2020 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.7

English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated September 3, 2020 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

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
4.15

English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)

4.16

English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)

4.17

English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)

4.18

Share Purchase Agreement among Longye International Limited, TuanChe Limited and other parties named therein, dated May 31, 2019 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020)

4.19

English translation of Exclusive Business Cooperation Agreement between Chema Technology (Beijing) Co., Ltd. and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.20

English translation of Exclusive Call Option Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.21

English translation of Equity Pledge Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.22

English translation of Consent Letter granted by the spouse of Wei Wen and Jianchen Sun, shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 23, 2020 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.23

English translation of Consent Letter granted by the spouse of Congwu Chen, a shareholder of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.24

English translations of Powers of Attorney granted by the shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

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

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Shihui Partners.
15.2*	Consent of Marcum Bernstein & Pinchuk LLP.
15.3

Consent of iResearch (incorporated by the reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23,2018)

15.4*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

By:	/s/ Chenxi Yu
Name: Chenxi Yu
Title: Deputy Chief Financial Officer

Date: April 29, 2022

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of TuanChe Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses and negative cash flows from operating activities that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company's auditor since 2021.

Beijing, China

April 29, 2022

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2020	December 31, 2021
				US$
		RMB	RMB	Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		109,916	63,461	9,958
Restricted cash		29,829	33,837	5,310
Time deposits		45,674	—	—
Accounts and notes receivable, net	4	66,126	47,951	7,525
Prepayment and other current assets, net	5	59,856	60,460	9,487
Total current assets		311,401	205,709	32,280
Non-current assets:
Property, equipment and software, net	6	5,708	3,467	544
Intangible assets, net	7	21,821	17,711	2,779
Operating lease right-of-use assets	11	10,801	5,104	801
Long-term investments	8	8,949	5,357	841
Goodwill	3	115,414	115,414	18,111
Other non-current assets		313	313	49
Total non-current assets		163,006	147,366	23,125
Total assets		474,407	353,075	55,405
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		21,794	29,577	4,641
Advance from customers		21,466	15,401	2,417
Salary and welfare benefits payable		57,996	39,870	6,256
Short-term borrowings	12	—	7,000	1,098
Other taxes payable	10	22,992	21,822	3,424
Current portion of deferred revenue		4,054	4,139	649
Short-term operating lease liabilities	11	5,911	2,589	406
Guarantee liabilities		387	4,073	639
Other current liabilities	13	41,564	27,313	4,286
Total current liabilities		176,164	151,784	23,816
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated variable interest entities ("VIEs") without recourse to the primary beneficiary of RMB185 and RMB 98 as of December 31, 2020 and 2021, respectively)		185	98	15
Deferred tax liability (including deferred tax liability of the consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2020 and 2021, respectively)	9	5,451	5,451	856
Long-term operating lease liabilities (including long-term operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB978 and nil as of December 31, 2020 and 2021, respectively)	11	4,048	1,475	231
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2020 and 2021, respectively)		1,498	957	150
Total non-current liabilities		11,182	7,981	1,252
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)		187,346	159,765	25,068
Commitments and contingencies	18
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 250,477,368 shares outstanding as of December 31, 2020 ; US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 252,501,213 shares outstanding as of December 31, 2021		181	182	29
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2020 and 2021		35	35	5
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2020 and 2021, respectively)		(45,886)	(45,886)	(7,200)
Additional paid-in capital		1,221,339	1,231,135	193,192
Accumulated deficit		(881,700)	(983,645)	(154,355)
Accumulated other comprehensive loss		(5,805)	(7,408)	(1,161)
Total TuanChe Limited shareholders’ equity		288,164	194,413	30,510
Non-controlling interests		(1,103)	(1,103)	(173)
Total shareholders’ equity		287,061	193,310	30,337
TOTAL LIABILITIES AND EQUITY		474,407	353,075	55,405

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2019	2020	2021
					US$
		RMB	RMB	RMB	Note 2(f)
Net revenues
Offline Marketing Services:
Auto shows		603,407	250,481	242,860	38,110
Special promotion events		19,772	4,851	3,994	627
Referral service for commercial bank		156	18,694	67,010	10,515
Online marketing services and others		21,438	56,202	43,688	6,856
Total net revenues		644,773	330,228	357,552	56,108
Cost of revenues		(186,541)	(88,801)	(85,290)	(13,384)
Gross profit		458,232	241,427	272,262	42,724
Operating expenses:
Selling and marketing expenses		(572,040)	(279,665)	(274,670)	(43,102)
General and administrative expenses		(103,890)	(98,820)	(72,788)	(11,422)
Research and development expenses		(43,339)	(34,267)	(35,651)	(5,594)
Total operating expenses		(719,269)	(412,752)	(383,109)	(60,118)
Loss from operations		(261,037)	(171,325)	(110,847)	(17,394)
Other income/(expenses):
Interest income, net		7,020	2,409	625	98
Foreign exchange loss		(661)	(25)	(149)	(23)
(Loss)/gain from equity method investments		(917)	933	258	40
Impairment of long-term investment		(1,000)	—	(700)	(110)
Other income, net		5,296	3,498	8,868	1,391
Loss before income taxes		(251,299)	(164,510)	(101,945)	(15,998)
Income tax benefit		—	1,032	—	—
Net loss		(251,299)	(163,478)	(101,945)	(15,998)
Net loss attributable to the non-controlling interests		(659)	(444)	—	—
Net loss attributable to TuanChe Limited's ordinary shareholders		(250,640)	(163,034)	(101,945)	(15,998)

Net loss		(251,299)	(163,478)	(101,945)	(15,998)
Other comprehensive income/(loss):
Foreign currency translation adjustments		8,416	(6,853)	(1,603)	(252)
Total other comprehensive income/(loss)		8,416	(6,853)	(1,603)	(252)
Total comprehensive loss		(242,883)	(170,331)	(103,548)	(16,250)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders		(242,224)	(169,887)	(103,548)	(16,250)
Non-controlling interests		(659)	(444)	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	17	(0.85)	(0.54)	(0.33)	(0.05)
Weighted average number of ordinary shares
Basic and diluted	17	294,922,074	304,439,440	306,792,324	306,792,324
Share-based compensation expenses included in:
Cost of revenues		—	—	—	—
Selling and marketing expenses		77,646	(952)	2,123	333
General and administrative expenses		28,514	14,316	3,928	616
Research and development expenses		4,241	4,084	3,746	588

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated
	Class A		Class B				Additional		other	TuanChe Limited
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	(loss)/income	equity	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	245,520,086	166	55,260,580	35	(11,489,258)	—	1,077,183	(468,026)	(7,368)	601,990	—	601,990
Grant of restricted shares	11,527,950	7	—	—	(11,527,950)	—	(7)	—	—	—	—	—
Forfeit of restricted shares	(733,764)	—	—	—	733,764	—	—	—	—	—	—	—
Shares issuance for vested restricted shares	—	—	—	—	13,070,570	—	109,968	—	—	109,968	—	109,968
Share-based compensation to nonemployee	—	—	—	—	—	—	433	—	—	433	—	433
Repurchase of restricted shares from employees	—	—	—	—	(6,358,500)	(32,784)	—	—	—	(32,784)	—	(32,784)
Repurchase of shares	—	—	—	—	(1,710,952)	(13,749)	—	—	—	(13,749)	—	(13,749)
Net loss	—	—	—	—	—	—	—	(250,640)	—	(250,640)	(659)	(251,299)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,416	8,416	—	8,416
Balance at December 31, 2019	256,314,272	173	55,260,580	35	(17,282,326)	(46,533)	1,187,577	(718,666)	1,048	423,634	(659)	422,975
Grant of restricted shares	3,890,000	3	—	—	(3,890,000)	—	(3)	—	—	—	—	—
Forfeit of restricted shares	(3,186,301)	(2)	—	—	3,186,301	—	2	—	—	—	—	—
Shares issuance for vested restricted shares	—	—	—	—	2,998,978	—	17,448	—	—	17,448	—	17,448
Shares issuance to nonemployee	—	—	—	—	80,000	647	(647)	—	—	—	—	—
Shares issuance for the acquisition of a subsidiary	8,366,444	7	—	—	—	—	16,962	—	—	16,969	—	16,969
Net loss	—	—	—	—	—	—	—	(163,034)	—	(163,034)	(444)	(163,478)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(6,853)	(6,853)	—	(6,853)
Balance at December 31, 2020	265,384,415	181	55,260,580	35	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061
Shares issuance for vested restricted shares	2,023,845	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,797	—	—	9,797	—	9,797
Net loss	—	—	—	—	—	—	—	(101,945)	—	(101,945)	—	(101,945)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,603)	(1,603)	—	(1,603)
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2019	2020	2021
				US$
	RMB	RMB	RMB	Note 2(f)
Cash flows from operating activities :
Net Loss	(251,299)	(163,478)	(101,945)	(15,998)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment on long-term investments (Note 8)	1,000	—	700	110
Depreciation of property, equipment and software (Note 6)	3,770	2,975	3,298	518
Amortization of intangible assets (Note 7)	—	4,134	4,110	645
Amortization of non-current assets	656	—	—	—
Share-based compensation (Note 15)	110,401	17,448	9,797	1,537
Allowance for doubtful accounts (Note 4 & 5)	13,684	30,227	17,796	2,793
Loss/ (Gain) from long-term investments (Note 8)	917	(933)	(258)	(40)
(Gain)/ Loss on disposal of property and equipment, subsidiary	(5)	51	429	67
Recognition of deferred income	(611)	(550)	(513)	(81)
Foreign exchange loss	661	(25)	149	23
Loss on changes in guarantee liabilities	—	233	1,542	242
Deferred income taxes	—	(1,032)	—	—
Non-cash lease expense	—	157	—	—
Changes in operating assets and liabilities:
Accounts receivable	(30,524)	(7,390)	6,504	1,021
Prepayment and other current assets	(24,100)	13,638	(4,177)	(654)
Accounts payable	(1,171)	15,970	7,782	1,221
Advance from customers	(9,899)	15,296	(6,065)	(952)
Salary and welfare benefits payable	19,190	(16,041)	(12,977)	(2,036)
Deferred revenue	—	1,720	—	—
Other taxes payable	(1,037)	876	(1,170)	(184)
Other current liabilities	6,561	(2,130)	(17,257)	(2,708)
Net cash used in operating activities	(161,806)	(88,854)	(92,255)	(14,476)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(13,243)	(2,048)	(968)	(152)
Placement of time deposits	(69,762)	(141,016)	—	—
Bridge loan provided for acquisition (Note 3)	(99,148)	—	—	—
Cash paid for short-term investments	—	(7,105)	—	—
Cash paid for long-term investments (Note 8)	(5,400)	(700)	(2,250)	(353)
Cash received from maturity of time deposits	—	166,192	45,674	7,167
Cash received from disposal of long-term investments (Note 8)	—	250	5,400	847
Cash received from acquisition of a subsidiary	—	1,330	—	—
Cash received from disposal of property, equipment and software	5	—	—	—
Cash received from disposal of short-term investments	—	20,795	—	—
Net cash (used in)/generated from investing activities	(187,548)	37,698	47,856	7,509
Cash flows from financing activities:
Cash payments for repurchase of restricted shares from employees	(26,228)	—	—	—
Cash payments for repurchase of shares	(13,749)	—	—	—
Cash received from short-term borrowings (Note 12)	—	3,000	10,000	1,569
Cash repayments of short-term borrowings (Note 12)	—	(3,000)	(3,000)	(471)
Cash received from the depositary bank	2,732	—	—	—
Cash paid from other financing activities	—	(63)	—	—
Net cash (used in)/generated from financing activities	(37,245)	(63)	7,000	1,098
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,490	(4,485)	(5,048)	(792)
Net decrease in cash, cash equivalents and restricted cash	(383,109)	(55,704)	(42,447)	(6,661)
Cash, cash equivalents and restricted cash at beginning of the year	578,558	195,449	139,745	21,929
Including :
Cash and cash equivalents at the beginning of the year	578,558	193,920	109,916	17,248
Restricted cash at the beginning of the year	—	1,529	29,829	4,681
Cash, cash equivalents and restricted cash at end of the year	195,449	139,745	97,298	15,268
Including :
Cash and cash equivalents at the end of the year	193,920	109,916	63,461	9,958
Restricted cash at the end of the year	1,529	29,829	33,837	5,310
Supplemental disclosures of cash flow information:
Cash paid for interest expense	—	(61)	(182)	(29)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	10,801	—	—
Bridge loan credited into cash portion of acquisition (Note 3)	—	99,896	—	—
Equity consideration of the acquisition (Note 3)	—	16,969	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1.Organization and Reorganization

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

The Group is primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services and other related businesses in the People’s Republic of China (the "PRC" or "China"). The Group commenced its auto shows business from the fourth quarter of 2016. In June 2018, the Group commenced its virtual dealership business, marketing information services and demand-side platform services. In January 2019, the Group commenced its special promotion events business. In October 2019, the Group commenced its referral services in collaboration with a commercial bank. In the first quarter of 2020, the Group acquired Longye International Limited (“Longye”) and commenced a subscription and support service, and it also commenced its live streaming promotion events services and customer referral services.

As of December 31, 2021, the Company's major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, online marketing services
Longye International Limited (“Longye”)	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services

	Place and	Percentage of
	year of	direct or indirect
Major VIEs	incorporation	economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	Beijing, PRC 2018	100	Technical support and consulting services
Tansuojixian Technology (Beijing) Co., Ltd. (“Tansuojixian”)	Beijing, PRC 2018	100	Technical support and consulting services

1.Organization and Reorganization (Continued)

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Remain dormant
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	Tianjin, PRC 2017	55	Auto shows

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conduct operations in the PRC partially through TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian, which are variable interest entities, or VIEs, and their subsidiaries, collectively referred to as consolidated affiliated entities. The Group have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu and Chema, or its WFOEs, with each of its VIEs and their respective shareholders, respectively.

The contractual arrangements, as described in more detail below, collectively allow the Group to:

●	exercise effective control over each of consolidated affiliated entities;
●	receive substantially all of the economic benefits of consolidated affiliated entities; and
●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIEs when and to the extent permitted by PRC laws.

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

1.Organization and Reorganization (Continued)

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

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure

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

In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

The Company's ability to control the VIEs also depends on the Power of Attorney the shareholders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In addition, if the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group's business and operating licenses
●	require the Group to discontinue or restrict its operations;
●	restrict the Group's right to collect revenues;
●	block the Group's websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group's businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

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

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group's VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	20,178	4,974
Amount due from the subsidiaries of the Group	73,036	91,767
Other current assets	18,132	29,100
Total current assets	111,346	125,841
Non-current assets:
Property, equipment and software, net	578	379
Long-term investments	8,949	5,357
Other non-current assets	2,003	1,025
Total non-current assets	11,530	6,761
TOTAL ASSETS	122,876	132,602
Current liabilities:
Short term borrowings	—	4,000
Accounts payable	3,827	395
Advance from customers	4,649	4,321
Salary and welfare benefits payable	31,115	24,047
Other taxes payable	12,860	12,323
Short-term operating lease liabilities	1,025	1,025
Current portion of deferred revenue	4,054	4,139
Other current liabilities	8,795	3,816
Account due to subsidiaries of the Group	210,102	253,003
Total current liabilities	276,427	307,069
Total non-current liabilities	1,163	98
TOTAL LIABILITIES	277,590	307,167

	For the year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	144,115	104,819	93,975
Net income/(loss)	7,450	(3,462)	(30,565)

	For the year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(6,612)	(4,945)	(22,124)
Net cash (used in)/generated from investing activities	(5,418)	12,050	2,920
Net cash (used in) /generated from financing activities	—	(63)	4,000
Net (decrease)/increase in cash, cash equivalent and restricted cash	(12,030)	7,042	(15,204)

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2020 and 2021, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB251.3 million, RMB163.5 million and RMB 101.9 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities were RMB161.8 million, RMB88.9 million and RMB 92.3 million for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB 983.6 million as of December 31, 2021, respectively. As of December 31, 2021, the Company had cash and cash equivalents of RMB63.5 million (US$10.0 million). The COVID-19 pandemic, especially the high cancelation rate of planned offline auto shows due to COVID-19 negatively impacted the Group’s business operations for the years ended December 31, 2020 and 2021 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan which includes reducing the fixed labor cost, pursuing cooperation opportunities for electric vehicles industry and potential financing to improve the Group’s cash flow from operations and financing, and responding to the development of the COVID-19 pandemic. Currently, the various mutations of COVID-19, Omicron and Deltacron are spreading in many cities in mainland China and the local governments has taken strict prevention and control measures to reduce the flow of people and control the spread of the COVID-19. The Group cancelled significant number of planned offline auto shows in response to the local governments’ strict control, which has significantly impacted and may continue to impact the Group’s business, result of operations, financial condition and liquidity, and the Group will have to resort to additional costs cutting measures including implementation of furlough arrangements or reduction of fixed labor cost if the outbreak of COVID-19 and its impact persist or escalate.

If the Group fails to achieve these goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

2.Significant Accounting Policies

a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations retrospecitvely. Disaggregation of revenue has been changed due to the business development. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

c)Principles of consolidation

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

d)Use of estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, purchase price allocation relating to a business combination, impairment assessment on goodwill and long-lived assets, long-term investments, and initial measurement of guarantee liabilities at fair value.

e)Functional currency and foreign currency translation

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

2.Significant Accounting Policies (Continued)

e)Functional currency and foreign currency translation (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and loss resulting from foreign exchange transactions are included in foreign exchange loss in the consolidated statements of operations and comprehensive loss.

f)Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

g)Fair value measurements

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group's financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts and notes receivable, prepayment and other current assets, long-term investments, short-term borrowings, accounts payable, other payables, guarantee liabilities and other liabilities of which the carrying values approximate their fair value due to their short term in nature and other liabilities.

2.Significant Accounting Policies (Continued)

h)Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2020 and 2021, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$8.2 million and US$8.4 million, respectively (equivalent to approximately RMB53.5 million and RMB53.4 million, respectively).

As of December 31, 2020 and 2021, the Group had approximately RMB63.4 million and RMB21.6 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 57.7% and 34.1% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2020 and 2021, the Company had a restricted cash balance approximately RMB29.8 million and RMB33.8 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services to facilitate auto loan applications.

i)Accounts and notes receivables, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from January 1, 2021, the Group adopted ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach and the adoption does not have an impact on the Group’s consolidated financial statements. The Group’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity. Refer to Note 4 for details.

j)Time deposits

Time deposits mainly represent demand deposits placed with banks with original maturities of more than three months but within one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive loss during the periods.

k)Property, equipment and software, net

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

2.Significant Accounting Policies (Continued)

k)Property, equipment and software, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

l)Intangible assets, net

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

Category	Estimated useful life
Customer relationships	3 years
Trade names	10 years
Developed technology	7 years

m)Long-term investments

For equity investments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost less impairment accounting is applied (“measurement alternative”). Gain or loss are realized when such investment is sold or when dividends are declared or payments are received.

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

The Company evaluates its equity investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition  and near-term prospects of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost.

n)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2020 and 2021 was related to its acquisition of Longye in January 2020 (Note 3). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

2.Significant Accounting Policies (Continued)

n)Goodwill (Continued)

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2020 and 2021. Therefore, management performed quantitative assessment and did not record any impairment loss for the years ended December 31, 2020 and 2021 as the fair value of the reporting unit is in excess of its carrying value.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

o)Long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge related to long-lived assets was recognized for any of the periods presented.

p)Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, the Group satisfies a performance obligation

Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

2.Significant Accounting Policies (Continued)

p)Revenue recognition (Continued)

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

Referral service for commercial bank revenue

In October 2019, the Group commenced its auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the mortgage registration procedures should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first 3 monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period.

Online marketing services and others

Online marketing services revenue

The Group's online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

The Group commenced its live streaming promotion events services from the first quarter of 2020, holding promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”), which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group identified only one performance obligation that is to provide the industry customers with arranging, decorating and providing the platform for live show. The Group charges a fixed admission fee per live streaming promotion event from its industry customers. As the Group has control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events services revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

2.Significant Accounting Policies (Continued)

p)Revenue recognition (Continued)

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu.The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

For the marketing information services, the Group generates consumers' demand information through its online channels and provides to the industry customers upon consumers' consent. The Group identified only one performance obligation that is to provide consumer’s demand information to the industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers' demand information.

The demand-side platform services generate revenue through (1) online advertising services and (2) advertising space resale services. For the advertising services, the Group identified the only one performance obligation that is to provide advertising spaces on the third-party platforms’ website to customers, and the Group recognized the service fees received as revenue on a straight-line basis over the service period. Under the advertising space resale services, the Group identified the only one performance obligation that is to provide advertising spaces wholesale from suppliers such as search engines and other online advertising channels based on the demand of the customers. The customers pay the Group a membership fee to access these spaces. The Group recognizes the membership fee on a straight-line basis over the membership period, which is usually one year.

Other revenue

On January 13, 2020, the Company completed the acquisition of Longye (Note 3), a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group's multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

The Group operates a virtual dealership by connecting automakers or franchised dealerships with secondary dealers whereby the Group purchases cars on behalf of the secondary dealers from the automakers or franchised dealerships that is the only one performance obligation the Group identified. The Group charges a commission fee at a pre-agreed percentage of the car costs to the secondary dealers. As the Group has neither inventory risk nor the discretion to establish the cost of cars to secondary dealers, it is considered to be an agent in accordance with ASC 606. The virtual dealership commission revenue is recognized upon the secondary dealers’ acceptance of the delivery of cars from automakers or franchised dealerships.

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and referral service for commercial bank revenue and SaaS revenue are recognized over time during the years ended December 31, 2020 and 2021. Contract liabilities included in advance from customers and deferred revenue in the Group’s consolidated balance sheets. The Group’s total unearned revenues were RMB24.9 million and RMB19.1 million as of December 31, 2020 and 2021, respectively. During the years ended December 31, 2021, 2020 and 2019, the Group recognized RMB23.7 million, RMB3.5 million and RMB14.4 million as revenue that was included in the balance of advance from customers at January 1, 2021, 2020 and 2019, respectively.

2.Significant Accounting Policies (Continued)

p)Revenue recognition (Continued)

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

q)Cost of revenues

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs and other direct costs.

r)Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance the Group's websites and platform of applications. The Group recognizes these expenses when incurred, unless they qualify for capitalization as software development costs.

s)Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group's sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, the advertising and promotional expenses were RMB291.2 million, RMB156.6 million and RMB140.1 million, respectively.

t)Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (“ASU 2016-02”). Further, as a clarification of the new guidance, the FASB issued several amendments and updates. The Group adopted the new lease guidance in 2020 by applying the modified retrospective method to those contracts that are not completed as of December 31, 2020, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases with a lease term of 12 months or less, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

2.Significant Accounting Policies (Continued)

t)Leases (Continued)

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office spaces and venues for auto shows and has no finance leases as of December 31, 2020 and 2021. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

If there are lease agreements that contain both lease and non-lease components, they are accounted for separately based on their relative standalone price.

u)Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees and nonemployee in accordance with ASC 718 Compensation-Stock Compensation. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Since November 21, 2018, when the Company’s ordinary shares were public traded, the fair value of the ordinary shares was determined at the closing price of the shares on the grant date. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

If a share-based award is modified after the grant date, the Group evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award.

2.Significant Accounting Policies (Continued)

v)Employer defined contribution

The Company's subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution.

w)Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2021.

x)Net loss per share

Basic and diluted net loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

During the three years ended December 31, 2019, 2020 and 2021, the Group has ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

2.Significant Accounting Policies (Continued)

y)Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists only of accumulated foreign currency translation adjustments.

z)Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group's consolidated balance sheets and have been separately disclosed in the Group's consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

aa)Treasury stock

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

bb)Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker identified as the Chief Executive Officer for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

cc)Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

2.Significant Accounting Policies (Continued)

dd)Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the years ended December 31, 2019, 2020 and 2021. Total number of advertising and promotional service providers accounting for more than 10% is two, three and three providers for the years ended December 31, 2019, 2020 and 2021, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, time deposits and accounts receivable. As of December 31, 2020 and 2021, all of the Group's cash and cash equivalents, restricted cash and time deposits were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There was no customer had receivable balances exceeding 10% of the total accounts receivable balances of the Group as of December 31, 2020, respectively. As December 31, 2021, there was only one customer whose receivable balances exceeded 10% of the total accounts receivable balances of the Group.

2.Significant Accounting Policies (Continued)

ee)Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group from January 1, 2022. The adoption of this guidance has no significant impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The standard is effective from January 1, 2022 for the Group. The adoption of this guidance has no significant impact on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The adoption of this guidance has no significant impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, exposures on guarantee liabilities, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. The Group adopted this guidance on January 1, 2021 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In June, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The Group adopted this guidance on January 1, 2020 with no material impact on its consolidated financial statements.

3.Acquisition

On January 13, 2020 (the "Closing Date"), the Company completed the acquisition of Longye. The Company acquired the entire equity interest in Longye for a consideration of RMB117 million. Pursuant to the Share Purchase Agreement (the "Agreement"), the Company (1) credited a previous bridge loan to Mr. Li Mingyou (Longye's founder) of RMB100 million to the cash portion of the purchase price, and (2) issued 8,366,444 Class A ordinary shares (2,092,000 ADSs, calculated by dividing a U.S.-dollar equivalent of RMB100 million by the average closing price of the Company's shares during the 30-day period ended on May 10, 2019) of the Company to the sellers of Longye.

As of the Closing Date, 20% of the consideration shares were released to the sellers, while the remaining consideration shares are subject to contractual restrictions on transfer from sellers to others. On January 1, 2021, and January 1, 2022, the transfer restrictions related to 30% and 50% of the total consideration shares were lifted and released to the sellers, respectively.

The acquisition was accounted for as a business combination. The financial position and results of operation of Longye and its subsidiaries have been included in the Group's consolidated financial statements from the Closing Date. Total purchase price for the acquisition comprised of:

Amount
RMB
Total Cash consideration	99,896
Plus: Fair value of equity consideration as of acquisition date	16,969
Purchase consideration	116,865

The Group made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization
	RMB	Period
Intangible assets
Customer relationships	3,300	3 years
Trade names	4,822	10 years
Developed technology	17,833	7 years
Goodwill	115,414
Net liabilities assumed	(18,021)
Deferred tax liabilities	(6,483)
	116,865

The excess of purchase price over net tangible liabilities, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Longye’s resources and experiences in the SaaS industry with the Group’s current business. The goodwill is not expected to be deductible for tax purposes.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of the business combinations were not significant to the Company’s consolidated results of operations.

4.Accounts and notes receivables, net

Accounts and notes receivables are consisted of the following:

	December 31, 2020	December 31, 2021
	RMB	RMB
Notes receivable	5,235	4,588
Accounts receivable	84,189	78,332
Less: allowance for doubtful accounts	(23,298)	(34,969)
Accounts receivable, net	66,126	47,951

The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021:

	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Balance at the beginning of the year	491	14,175	23,298
Additions	13,684	13,654	11,671
Write-off	—	(4,531)	—
Balance at the end of the year	14,175	23,298	34,969

5.Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deductible VAT	2,280	1,211
Deposits	8,748	7,640
Receivables due from third-party online payment platforms	1,126	6,533
Staff advances	910	1,306
Prepaid promotion expenses	55,853	49,614
Receivable from borrowers for the guarantee payment to commercial bank	343	10,208
Others	7,169	6,646
Less: provisions for prepayment and other current assets	(16,573)	(22,698)
Total prepayment and other current assets, net	59,856	60,460

The Group recognized provisions for prepayment and other current assets of nil, RMB16,573 and RMB6,125 in 2019, 2020 and 2021, respectively.

6.Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2020	December 31, 2021
	RMB	RMB
Furniture and electronic equipment	6,373	5,307
Vehicles	296	243
Software	1,516	1,559
Leasehold improvement	4,469	5,080
Total property, equipment and software	12,654	12,189
Less: accumulated depreciation and amortization	(6,946)	(8,722)
Property, equipment and software, net	5,708	3,467

Depreciation expenses of property, equipment and software were RMB3.8 million, RMB3.0 million and RMB3.3 million, for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recognized for any of the years presented.

7.Intangible assets, net

The following table presents the Group's intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2020	December 31, 2021
	RMB	RMB
Customer relationships	3,300	3,300
Trade names	4,822	4,822
Developed technology	17,833	17,833
Total Intangible assets	25,955	25,955
Less: accumulated amortization	(4,134)	(8,244)
Intangible assets, net	21,821	17,711

The Company acquired Longye on January 13, 2020 and identified the intangible assets of customer relationships, trade names and developed technology (Note 3). The intangible assets are amortized using straight-line method, which is the Group's best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 3 to 10 years. Amortization expense was nil, RMB4.1 million and RMB4.1 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years as of December 31, 2021 are as follows: 2022: RMB4.1 million, 2023: RMB3.0 million, 2024: RMB3.0 million and 2025: RMB3.0 million, 2026: RMB3.0 million.

8.Long- term investments

As of December 31, 2020 and 2021, long-term investments include equity investments in privately held companies. The following table presents the Group's long-term investments as of the respective balance sheet dates:

	December 31, 2020	December 31, 2021
	RMB	RMB
Equity securities investments without readily determinable fair values investments：
Shenzhen Cheyou alliance Automobile Service Co., Ltd ("Cheyou Union")(1)	700	—
Fat Magpie (Beijing) technology Co., Ltd. (“Fat Magpie”)(1)	5,400	—
Equity method investments：
Shanghai Three Drivers Culture Media Co., Limited (“STDC”)(2)	2,849	5,357
Total	8,949	5,357

8.Long- term investments (Continued)

Notes:

(1) The Group carries these investments at cost less impairment as the Group does not have significant influence and the investments do not have a readily determinable fair value.

For the year ended December 31, 2019, the Group made full impairment of RMB1.0 million for its equity investments in Beijing Diche Technology Co., Ltd. For the year ended December 31, 2021, the Group recorded full impairment of RMB0.7 million for its equity investments in Cheyou Union.

On January 27, 2021, the group disposed the investment of Fat Magpie at carrying value of RMB5.4 million to a third-party individual.

(2) On September 3, 2018, TuanChe Internet invested RMB4.0 million in cash for a 40% equity interest in STDC that operates a car media business. On June 30, 2021, the Group made additional investment of RMB 2.25 million and the ownership in STDC increased to 49%. The Group applies the equity method of accounting to the investment in STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2020 and 2021, the carrying value of equity investment for using equity method were RMB2.8 million and RMB5.4 million, respectively. For the years ended December 31, 2019, 2020 and 2021, the change in profit and loss of equity investment for using equity method were loss of RMB917, profit of RMB 933 and RMB258, respectively.

9.Taxation

a)Income taxes

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media, TuanChe Internet and Tuan Yuan have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2018 for a period of 3 years and renewed in 2021, are subject to a preferential income tax rate of 15% from 2018 to 2023. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years, is subject to a preferential income tax rate of 15% from 2019 to 2022.

9.Taxation (Continued)

a)Income taxes (Continued)

Income tax (benefit) expense consists of the following:

	For the year ended
	December 31,
	2019	2020	2021
Current income tax expesnes	—	—	—
Deferred income tax (benefit)	—	(1,032)	—
Total	—	(1,032)	—

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the year ended
	December 31,
	2019	2020	2021
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	(10.0)	—	2.6
Change in valuation allowance	(15.0)	(25.0)	(18.0)
Effect of preferential tax rate	—	—	(8.2)
Others	—	(0.6)	(1.4)
Effective income tax rate	—	(0.6)	—

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	20,871	58,230
Accrued expense and other payables	9,348	3,349
Allowance for doubtful accounts	4,074	9,163
Net operating tax loss carry forwards	86,410	63,792
Total deferred tax assets	120,703	134,534
Less: valuation allowance	(120,703)	(134,534)
Net deferred tax assets	—	—

	December 31, 2020	December 31, 2021
	RMB	RMB
Deferred tax liabilities:
Identifiable intangible assets arising from acquisition	(5,451)	(5,451)
Total deferred tax liabilities	(5,451)	(5,451)
Total net deferred tax asset (liabilities)	(5,451)	(5,451)

9.Taxation (Continued)

b)Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The movements of the valuation allowance are as follows:

	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	62,714	89,713	120,703
Allowance made during the year	26,999	30,990	18,271
Decrease due to disposal of subsidiaries	—	—	(4,440)
Balance at end of year	89,713	120,703	134,534

As of December 31, 2019,  2020 and 2021,  the certain entities of the Company had PRC net operating tax loss carry forwards of RMB119,675, RMB246,025 and RMB287,782 respectively. As of December 31, 2019, 2020, and 2021, the Company had Hong Kong losses of  RMB310, RMB315 and RMB321 respectively.

As of December 31, 2021, net operating tax loss carry forwards in PRC is expected to expire is as follows:

RMB
Loss expiring in 2022	10,650
Loss expiring in 2023	4,541
Loss expiring in 2024	29,847
Loss expiring in 2025	40,901
Loss expiring in 2026	52,917
Loss expiring after 2026	148,926
287,782

The cumulative net operating tax loss in PRC of RMB 287,782 can be carried forward for five to ten years, to offset future net profits for income tax purpose. The net operating tax loss will start to expire from 2022 if they are not used. The operating tax loss of RMB 321 in Hong Kong can be carried forward without expiration date.

c)Withholding income tax

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

9.Taxation (Continued)

c)Withholding income tax (Continued)

As of December 31, 2020 and 2021, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,488). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

10.Other taxes payable

The following is a summary of other taxes payable as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
Withholding individual income taxes for employees	10,232	8,532
VAT payables	12,134	12,636
Others	626	654
Total	22,992	21,822

11.Leases

The Group has operating leases for office spaces and venues for auto shows the Group utilizes under lease arrangements. As of December 31, 2021, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	December 31,	December 31,
	2021	2021
	RMB	US$
ASSETS
Operating lease right-of-use assets, net	5,104	801
LIABILITIES
Short-term operating lease liabilities	2,589	406
Long-term operating lease liabilities	1,475	231

The lease expenses for the years ended December 31, 2019, 2020 and 2021 were RMB86.1 million, RMB42.6 million and RMB41.4 million, respectively, which were included in the cost of revenues for auto venue rental with lease term less than 12 months and operating expenses. Cash paid for long-term operating lease were RMB6.0 million and RMB6.0 million in the years ended December 31, 2020 and 2021.

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases for office spaces and venues for auto shows as of December 31, 2021 is as follows:

	December 31,	December 31,
	2021	2021
	RMB	US$
2022	2,589	406
2023	1,193	187
2024	459	72
2025	—	—
2026	—	—
Total lease payments	4,241	665
Less: imputed interest	(177)	(28)
Total	4,064	637

As of December 31, 2021, the Group's weighted-average remaining lease term was 2.04 years, and weighted-average discount rate was 4.75%.

As of December 31, 2021, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

12.Short-term borrowings

For the year ended December 31, 2020, the Group drew down RMB3.0 million on June 29, 2020. The interest was payable on a monthly basis and the principal was due upon maturity. The loan was repaid on December 10, 2020. As of December 31, 2021, the Group had RMB7.0 million of short-term borrowings. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity, as follows:

	Maturity	Principal
Term loan	date	amount	Interest rate per annum	Name of bank
Loan 1	2022-03-26	1,000	3.50%	Industrial &Commercial Bank of China (“ICBC”)
Loan 2	2022-03-16	2,000	3.50%	Industrial &Commercial Bank of China (“ICBC”)
Loan 3	2022-03-29	2,000	3.65%	Bank of China Limited (“BOC”)
Loan 4	2022-04-29	2,000	3.85%	Bank of China Limited (“BOC”)

12.Short-term borrowings (Continued)

As of December 31, 2021, all the loans are guarantee by third parties. The Group has repaid the principal of RMB7.0 million as of the date of report.

13.Other current liabilities

The following is a summary of other current liabilities as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
Professional service fee	9,245	5,643
Advertising expense payables	19,761	13,728
Promotional expense payables	7,816	4,571
Others	4,742	3,371
Total	41,564	27,313

14.Employee Benefits

The following table presents the Group's employee welfare benefits expenses for the years ended December 31, 2019, 2020 and 2021:

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Medical and welfare defined contribution plan	38,183	13,091	21,075
Other employee benefits	969	310	915
Total	39,152	13,401	21,990

15.Share-based Compensation

a)	Description of stock option plan and Share option replacement

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

The Company has replaced these share options with restricted shares for all employees and nonemployees on June 15, 2018.

In June 2018, the directors of the Company (the “Directors”) approved the TuanChe Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and nonemployees of the Company were replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company has recognized the incremental expenses immediately for those vested share options, the unvested portion will be recognized as expenses over the remaining vesting periods.

For years ended December 31, 2019, 2020 and 2021, the Company has granted 11,527,950, 3,890,000 and 1,390,000 restricted shares to its employees. The total fair value of RMB112.6 million RMB10.5 million and RMB1.4 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

15.Share-based Compensation (Continued)

a)	Description of stock option plan and Share option replacement (Continued)

A summary of the restricted shares activities is presented below:

	Number of restricted	Weighted-Average
	shares	Grant-Date Fair Value
		US$
Outstanding as of December 31, 2018	11,489,258	1.595
Granted	11,527,950	1.440
Forfeit	(733,764)	1.593
Vested	(13,070,570)	1.623
Outstanding as of December 31, 2019	9,212,874	1.364
Granted	3,890,000	0.382
Forfeit	(3,186,301)	1.587
Vested	(2,998,978)	1.406
Outstanding as of December 31, 2020	6,917,595	0.692
Granted	1,390,000	0.154
Forfeit	(249,500)	1.303
Vested	(2,023,845)	0.738
Outstanding as of December 31, 2021	6,034,250	0.527

For the year ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB110.4 million, RMB17.4 million and RMB9.8 million, respectively.

As of December 31, 2021, there was RMB14.5 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.73 years.

b)Repurchase of restricted shares from employees

On June 17, 2019, the Company repurchased and reserved 6,358,500 vested restricted shares held by certain employees at the price of US$0.75 per share (US$3.00 per ADSs). The total consideration of US$4.8 million (approximately RMB26.2 million) did not exceeded the fair value of the vested restricted shares at repurchase date, the repurchase of restricted shares has been accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheet without any additional compensation cost incurred.

The Company concluded repurchase of restricted shares from employees was an isolated case that was not considered as frequent, and the likelihood to recur is remote. Since there is no repurchase obligation in the Company’s Share Incentive Plan, the Company’s such repurchase action does not prevent the awards from being equity-classified.

16.Ordinary shares

On June 17, 2019, the Company announced that its board of directors authorized a share repurchase program of up to US$20 million of the Company’s outstanding ADSs within the next twelve months. As of December 31, 2019, the Company has repurchased 1,710,952 ordinary shares (equivalent to 427,738 ADSs) on the open market in a total consideration of approximately RMB13.7 million (equivalent to US$2.0 million), at an average price of US$1.16 per share (US$4.65 per ADSs). The repurchased shares have been reserved and accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheet.

The Company agreed to issue 80,000 ordinary shares (20,000 ADSs) to a nonemployee for the provision of consulting services from August 2019 to August 2020. The equity award granted to the nonemployee is fully vested and non-forfeiture at the date of grant. The share-based compensation to this nonemployee was therefore accounted for based on the fair value of the equity instrument granted and recognized RMB433 as expenses in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019 at the date of grant.

17.Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2019, 2020 and 2021, the potential and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021
Numerator :
Net loss attributable to TuanChe Limited’s shareholders	(250,640)	(163,034)	(101,945)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	294,922,074	304,439,440	306,792,324
Basic and diluted net loss per share attributable to TuanChe Limited’s shareholders	(0.85)	(0.54)	(0.33)

18.Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

19.Related party transactions and balance

On December 2, 2020, the Group disposed the long-term investment of Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd. (“Kuka”) with the carrying value of RMB0.3 million at a consideration of RMB0.3 million. The ultimate beneficial owner of Kuka is Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Group.

In 2019, 2020 and 2021,The Company entered into outsourcing service agreements with STDC. The outsourcing service expenses provided by STDC for the Company is RMB149, RMB1,598 and RMB2,721 for the years ended December 31, 2019, 2020 and 2021, respectively. The prepayment balance is nil, RMB469 and RMB348 for the years ended December 31, 2019, 2020 and 2021.

20.Fair Value Measurement

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

21.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB212.5 million and RMB164.1 million as of December 31, 2020 and 2021 respectively including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company's shareholders.

22.Additional Information – Condensed Financial Information of the Parent Company

Condensed statements of operations and comprehensive loss:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing expenses	(256)	219	(9)	(1)
General and administrative expenses	(19,801)	(11,492)	(6,701)	(1,052)
Research and development expenses	(422)	232	—	—
Total operating expenses	(20,479)	(11,041)	(6,710)	(1,053)
Interest income, net	6,142	1,425	311	50
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(235,804)	(153,967)	(96,058)	(15,074)
Others, net	(499)	549	512	79
Net loss attributable to TuanChe Limited's ordinary shareholders	(250,640)	(163,034)	(101,945)	(15,998)
Net loss	(250,640)	(163,034)	(101,945)	(15,998)
Other comprehensive income/(loss):
Foreign currency translation adjustments	8,416	(6,853)	(1,603)	(252)
Total comprehensive loss attributable to TuanChe Limited's ordinary shareholders	(242,224)	(169,887)	(103,548)	(16,250)

22.Additional Information – Condensed Financial Information of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	46,501	41,811	6,561
Time deposits	45,674	—	—
Prepayment and other current assets	4,684	1,016	160
Receivables due from subsidiaries, VIEs and subsidiaries of VIEs	101,952	106,845	16,766
Total current assets	198,811	149,672	23,487
Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	97,465	52,139	8,182
Total non-current assets	97,465	52,139	8,182
TOTAL ASSETS	296,276	201,811	31,669
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other taxes payable	6,224	6,081	954
Other current liabilities	390	361	56
Total current liabilities	6,614	6,442	1,010
Non-current liabilities:
Other non-current liabilities	1,498	957	150
Total non-current liabilities	1,498	957	150
TOTAL LIABILITIES	8,112	7,399	1,160
SHAREHOLDERS’ EQUITY
Class A ordinary shares	181	182	29
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(7,200)
Additional paid-in capital	1,221,339	1,231,135	193,192
Accumulated deficit	(881,700)	(983,646)	(154,356)
Accumulated other comprehensive loss	(5,805)	(7,408)	(1,161)
TOTAL SHAREHOLDERS' EQUITY	288,164	194,412	30,509
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,276	201,811	31,669

Condensed statements of cash flows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(3,086)	(13,622)	(10,358)	(1,625)
Cash flows from investing activities:
Cash paid for investments in subsidiaries, VIEs and subsidiaries of VIEs	(151,006)	(66,027)	(38,387)	(6,024)
Cash payment of time deposits	(69,762)	(141,016)	—	—
Cash payment of bridge loan	(99,148)	—	—	—
Cash received from maturity of time deposits	—	166,192	45,674	7,167
Net cash (used in)/generated from investing activities	(319,916)	(40,851)	7,287	1,143
Cash flows from financing activities:
Cash payments for repurchase of restricted shares from employees	(26,228)	—	—	—
Cash payments for repurchase of shares	(13,749)	—	—	—
Cash received from acquisition	—	1,330	—	—
Cash received from the depositary bank	2,732	—	—	—
Net cash (used in)/generated from financing activities	(37,245)	1,330	—	—
Effect of exchange rate changes on cash and cash equivalents	3,313	(2,358)	(1,619)	(254)
Net (decrease)/ increase in cash and cash equivalents	(356,934)	(55,501)	(4,690)	(736)
Cash and cash equivalents at the beginning of year	458,936	102,002	46,501	7,297
Cash and cash equivalents at the end of year	102,002	46,501	41,811	6,561

22.Additional Information – Condensed Financial Information of the Parent Company (Continued)

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed balance sheets as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs' loss are presented as “Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs” on the Condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

23.Subsequent event

On March 1, 2022, the Group acquired all the remaining 45% equity interests from the non-controlling shareholders of Aikesipo Exhibition Display (Tianjin) Co., Ltd. with a consideration of nil. The acquisition of all the non-controlling interests is accounted for as equity transaction.

The Group evaluated subsequent events through April 29, 2022, the date on which the consolidated financial statements were issued, except for the event mentioned above, the Group did not identify any subsequent events that require recognition and disclosure in the consolidated financial statements.