Form 20-F
period 2022-12-31
TuanChe Ltd
filed 2023-03-29
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Wei Wen, Chief Executive Officer

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing 100038

The People’s Republic of China

Telephone: (86-10)6398-2942

E-mail: wenwei@tuanche.com

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

Class A ordinary shares, par value US$0.0001 each	339,475,403 shares issued; 337,844,451 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents 16 Class A ordinary shares;
●	“auto dealer(s)” refers to both franchised dealers and secondary dealers;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;
●	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;
●	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;
●	“NEV” refers to new energy vehicles;
●	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd. and/or Tansuojixian Technology (Beijing) Co., Ltd., and their respective subsidiaries, as the context requires; and
●	“we,” “us,” “our,” “our company,” or “TuanChe” refers to TuanChe Limited and its subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2020, 2021 and 2022 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch in 2018, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

TuanChe Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. We carry out our value-added telecommunications business in China through our subsidiaries in China, the VIEs, and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema Beijing, our wholly owned subsidiaries in China (“WFOEs”), entered into a series of contractual arrangements with the VIEs, TuanChe Internet, Drive New Media, Internet Drive Technology and Tansuojixian Beijing, and their respective shareholders. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications services set out in the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “Negative List (2021 Version)”), promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”), in China. Our contractual arrangements with the VIEs enable us to (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we operate our value-added communications business in China through the VIEs and their subsidiaries, and we could receive the economic rights and exercise significant influence on the VIEs’ business operations that results in consolidation of the VIEs’ operations and financial results into our financial statements through the contractual arrangements, provided that we meet the conditions for consolidation under U.S. GAAP. The VIE structure is used to replicate foreign investment in China-based companies where the PRC laws restrict direct foreign investment in the operating companies. Our contractual arrangements with the VIEs are not equivalent of an investment in the VIEs. Neither we nor our subsidiaries own any share in the VIEs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of value-added telecommunications service companies, and the PRC regulatory authorities could disallow our corporate structure at any time. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission, if we fail to comply with their rules and regulations. In 2020, 2021 and 2022, our PRC subsidiaries received cash of nil, RMB2.0 million and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2020, 2021 and 2022, our PRC subsidiaries paid cash of nil, RMB0.6 million and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the historical lack of inspection by the Public Company Accounting Oversight Board (the “PCAOB”), on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by an independent registered public accounting firm that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (the “HFCA Act”), as of the date of this annual report. On August 26, 2022, the CSRC, MOFCOM, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

TuanChe Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”). Under PRC law, each of our PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiaries and the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our subsidiaries and the VIEs in China when needed.

The following table sets forth the respective revenue contributions of (1) the VIEs and (2) our subsidiaries for the periods indicated both in absolute amount and as a percentage of total revenues.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	104,819	31.7	93,975	26.3	95,382	13,829	52.1
Our subsidiaries	225,409	68.3	263,577	73.7	87,806	12,731	47.9
Total revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0

The following table sets forth the respective asset contributions of (1) the VIEs and (2) our subsidiaries as of the date indicated both in absolute amount and as a percentage of total assets.

	As of December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	122,876	25.9	132,602	37.6	181,215	26,274	77.0
Our subsidiaries	351,531	74.1	220,473	62.4	54,054	7,837	23.0
Total assets	474,407	100.0	353,075	100.0	235,269	34,111	100.0

Financial Information Related to the VIEs

The following table presents the consolidated balance sheet information relating to TuanChe Limited (the “Parent”), the VIEs and the non-variable interest entities as of December 31, 2021 and 2022.

	As of December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	41,811	4,974	44,076	6,437	—	97,298
Amount due from the subsidiaries of the Group	106,845	91,767	1,976	133,860	(334,448)	—
Other current assets	1,016	29,100	95,876	—	(17,581)	108,411
Total current assets	149,672	125,841	264,711	140,297	(352,029)	205,709
Property and equipment, net	—	379	32,989	—	(29,901)	3,467
Intangible assets	—	—	—	—	17,711	17,711
Long-term investments	—	5,357	—	—	—	5,357
Investments in subsidiaries, VIEs and subsidiaries of VIEs	52,139	—	30,100	596,994	(679,233)	—
Operating lease right-of-use assets, net	—	1,025	4,079	—	—	5,104
Goodwill	—	—	115,414	—	—	115,414
Other non-current assets	—	—	2,256	—	(1,943)	313
Total non-current assets	52,139	6,761	184,838	596,994	(693,366)	147,366
Total assets	201,811	132,602	326,766	737,291	(1,045,395)	353,075
Accounts payable	—	395	29,182	—	—	29,577
Amount due to the subsidiaries of the Group	1,232	253,003	102,196	13,756	(370,187)	—
Short-term operating lease liabilities	—	1,025	1,564	—	—	2,589
Other current liabilities	5,210	52,646	61,762	—	—	119,618
Total current liabilities	6,442	307,069	194,704	13,756	(370,187)	151,784
Lease liabilities, non-current	—	—	1,475	—	—	1,475
Other non-current liabilities	957	98	5,451	—	—	6,506
Total non-current liabilities	957	98	6,926	—	—	7,981
Total liabilities	7,399	307,167	201,630	13,756	(370,187)	159,765
Total equity/(deficit)	194,412	(174,565)	125,136	723,535	(675,208)	193,310

	As of December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	57,168	6,172	13,465	38	—	76,843
Amount due from the subsidiaries of the Group	121,957	117,489	157,761	133,589	(530,796)	—
Other current assets	5,712	51,126	39,954	33	—	96,825
Total current assets	184,837	174,787	211,180	133,660	(530,796)	173,668
Property and equipment, net	—	—	—	—	—	—
Long-term investments	—	5,383	—	—	—	5,383
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(44,730)	—	—	710,064	(665,334)	—
Operating lease right-of-use assets, net	—	1,045	9,090	—	—	10,135
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(44,730)	6,428	55,173	710,064	(665,334)	61,601
Total assets	140,107	181,215	266,353	843,724	(1,196,130)	235,269
Accounts payable	—	818	4,490	—	—	5,308
Amount due to the subsidiaries of the Group	2,710	266,679	128,048	16,504	(413,941)	—
Short team borrowings	—	1,169	2,000	—	—	3,169
Short-term operating lease liabilities	—	652	4,548	—	—	5,200
Other current liabilities	11,395	43,761	33,855	(2,479)	—	86,532
Total current liabilities	14,105	313,079	172,941	14,025	(413,941)	100,209
Long team borrowings	—	1,546	—	—	—	1,546
Warrant liability	24,376	—	—	—	—	24,376
Lease liabilities, non-current	—	605	6,889	—	—	7,494
Other non-current liabilities	492	18	—	—	—	510
Total non-current liabilities	24,868	2,169	6,889	—	—	33,926
Total liabilities	38,973	315,248	179,830	14,025	(413,941)	134,135
Total equity/(deficit)	101,134	(134,033)	86,523	829,699	(782,189)	101,134

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the years ended December 31, 2020, 2021 and 2022.

Consolidated statements of operations and comprehensive (loss)/income data

	Year Ended December 31, 2020
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	104,819	241,343	—	(15,934)	330,228
Cost of revenues	—	(28,573)	(71,271)	—	11,043	(88,801)
Operating expenses	(11,041)	(82,900)	(323,694)	(8)	4,891	(412,752)
Loss from operations	(11,041)	(6,654)	(153,622)	(8)	—	(171,325)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(153,967)	—	—	—	153,967	—
Other income, net	1,974	2,160	3,146	(465)	—	6,815
Income tax expense	—	1,032	—	—	—	1,032
Net loss	(163,034)	(3,462)	(150,476)	(473)	153,967	(163,478)

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	93,975	327,958	—	(64,381)	357,552
Cost of revenues	—	(44,519)	(101,054)	—	60,283	(85,290)
Operating expenses	(6,710)	(84,191)	(296,300)	(6)	4,098	(383,109)
Loss from operations	(6,710)	(34,735)	(69,396)	(6)	—	(110,847)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(96,058)	—	—	—	96,058	—
Other income, net	823	4,170	4,075	(166)	—	8,902
Net loss	(101,945)	(30,565)	(65,321)	(172)	96,058	(101,945)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	95,382	92,687	4,477	(9,358)	183,188
Cost of revenues	—	(5,741)	(56,446)	—	—	(62,187)
Operating expenses	(20,637)	(58,561)	(154,474)	(7,632)	9,358	(231,946)
(Loss)/ income from operations	(20,637)	31,080	(118,233)	(3,155)	—	(110,945)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(149,237)	—	—	—	149,237	—
Other income/ (expenses), net	11,734	(16,756)	(48,152)	528	—	(52,646)
Income tax expense	—	5,451	—	—	—	5,451
Net (loss)/ income	(158,140)	19,775	(166,385)	(2,627)	149,237	(158,140)

Consolidated cash flow information

	Year Ended December 31, 2020
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(13,622)	(4,945)	(70,791)	504	—	(88,854)
Net cash (used in) provided by investing activities	(40,851)	12,050	(1,518)	(65,736)	133,753	37,698
Net cash provided by (used in) financing activities	1,330	(63)	66,396	66,027	(133,753)	(63)
Effect of exchange rate changes	(2,358)	—	(73)	(2,054)	—	(4,485)
Net (decrease) increase in cash and cash equivalents	(55,501)	7,042	(5,986)	(1,259)	—	(55,704)

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(10,358)	(22,124)	(69,764)	9,991	—	(92,255)
Net cash provided by (used in) investing activities	7,287	2,920	(213)	(45,199)	83,061	47,856
Net cash provided by (used in) financing activities	—	4,000	47,674	38,387	(83,061)	7,000
Effect of exchange rate changes	(1,619)	—	(102)	(3,327)	—	(5,048)
Net decrease in cash and cash equivalents	(4,690)	(15,204)	(22,405)	(148)	—	(42,447)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(22,570)	2,483	(83,193)	(6,399)	—	(109,679)
Net cash used in investing activities	(56,566)	—	(212)	(56,565)	113,131	(212)
Net cash provided by (used in) financing activities	93,526	(1,285)	55,566	56,565	(113,131)	91,241
Effect of exchange rate changes	967	—	(2,772)	—	—	(1,805)
Net increase/(decrease) in cash and cash equivalents	15,357	1,198	(30,611)	(6,399)	—	(20,455)

Cash Flows through Our Organization

TuanChe Limited is a holding company with no material operations of its own. We currently conduct our operations through our WFOEs, the VIEs and their respective subsidiaries. Cash is transferred through our organization in the manner as follows: (1) we may transfer funds to our WFOEs through our Hong Kong subsidiary, TuanChe Information Limited, by additional capital contributions or shareholder loans, as the case may be; (2) our subsidiaries in China may provide loans to the VIEs, subject to statutory limits and restrictions; (3) the VIEs may pay service fees to our subsidiaries in China for services rendered by our subsidiaries in China; (4) our subsidiaries in China may pay service fees to the VIEs for services rendered by the VIEs; and (5) our subsidiaries in China may make dividends or other distributions to us through TuanChe Information Limited. We do not have cash management policies dictating how funds are transferred throughout our organization. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. If we intend to distribute dividends through TuanChe Limited, our WFOEs will transfer the dividends to TuanChe Information Limited in accordance with the laws and regulations of the PRC, and then TuanChe Information Limited will transfer the dividends to TuanChe Limited, and the dividends will be distributed from TuanChe Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

In 2020, 2021 and 2022, our PRC subsidiaries received cash of nil, RMB2.0 million and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2020, 2021 and 2022, our PRC subsidiaries paid cash of nil, RMB0.6 million and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries. The foregoing cash flows include all distributions and transfers between our Cayman Islands holding company, our subsidiaries and the VIEs as of the date of this annual report.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We and the VIEs have obtained all licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ business operations of offline marketing services and online marketing services, except that we and/or the VIEs may need to obtain certain permits each time before we and/or the VIEs hold an offline event. We and the VIEs did not obtain requisite permits for the provision of certain livestreaming services when provided at a preliminary stage. As of the date of this annual report, we and the VIEs have taken measures to rectify such defect by entering into collaboration arrangements with the operators of livestreaming platforms holding the requisite permits, and we have not received any inquiry or investigation from any PRC government authority regarding such service provision. As of the date of this annual report, except as disclosed above and in “—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct our business” in this annual report, we and the VIEs have obtained all licenses, permits or approvals to conduct our and the VIEs’ business. As of the date of this annual report, TuanChe Internet Information Service (Beijing) Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2023, Shenzhen Drive New Media Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2024, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. Under PRC laws and regulations, we and the VIEs are required to obtain and maintain the aforementioned licenses, permits and approvals in order to conduct and operate our and the VIEs’ business. In addition, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities retain broad discretion in enforcing the license requirements. In addition, if relevant PRC government authorities determine that we or the VIEs are operating our offline events without proper licenses or permits or impose additional restrictions on the operation of any of our offline events, we and the VIEs might be subject to administration penalties, such as fines, confiscation of income, additional restrictions and force discontinuation of our offline events, which may materially and adversely affect our and the VIEs’ business, results of operations and financial condition. As of the date of this annual report, we and the VIEs have not been denied application for any permits or licenses required for our and the VIEs’ business operations and the offline events we and the VIEs have held. As of the date of this annual report, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events. See ““—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIEs’ failure to obtain necessary permits for offline events may subject us and the VIEs to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that we or the VIEs will be able to satisfy such regulatory requirements, and as a result, we or the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we or the VIEs fail to do so, we or the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. In addition, if we, our subsidiaries or the VIEs inadvertently conclude that other permissions and approvals, including those from the CAC or the CSRC, are not required or applicable laws, regulations or interpretations change and we, our subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we, our subsidiaries’ and the VIEs’ operations in China may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of our subsidiaries’ and the VIEs’ licenses and suspension of their respective business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, litigation or adverse publicity, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Related to Our Business and Industry

●our reliance on China’s automotive industry for our net revenues and future growth;
●material and adverse impact from the COVID-19 pandemic on our business operations;
●our dependence on collaboration with our industry customers;
●our ability to attract and retain automobile consumers;
●our limited track record in operating in the NEV industry;
●intense competition in China’s NEV market;
●our ability to successfully expand into the NEV industry;

Risks Related to Our Corporate Structure

●the agreements that establish the structure for operating some of our operations in China to be found not compliant with PRC regulations relating to the relevant industries;
●uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law;
●our ability to receive dividends and other distributions on equity paid by our subsidiaries in China and Hong Kong;
●the risk of losing the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding;

Risks Related to Doing Business in China

●impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●uncertainties with respect to the PRC legal system;
●the influence of the PRC government on our operations;
●the approval from government authorities for our future offshore offering under PRC law;
●us being classified as a PRC resident enterprise for PRC enterprise income tax purposes;

Risks Related to Our Securities, including the ADSs

●We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;
●The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline;
●If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline;
●Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of the ADSs.

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We and the VIEs benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. Since 2010, the Beijing municipal government has issued the interim regulations, which were amended from time to time, to control the quantity of small passenger cars in the city. Pursuant to the latest Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing and the Implementing Rules of the Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing (Revised in 2020), both of which were came into force on January 1, 2021, the city imposes an annual quota on the issuance of new vehicle registration plates. The annual car license plate quota in 2023 has been further reduced to 100,000, down from 150,000 in 2017. Some other cities in China, including Tianjin, Hangzhou, and Shenzhen, have also implemented certain interim provisions to control the quantity of small cars in the cities. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our and the VIEs’ business, financial condition and results of operations could be materially and adversely affected.

Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, the VIEs, as well as our and the VIEs’ suppliers and customers, have experienced significant business disruptions due to government-mandated quarantine measures and travel restrictions to contain the spread of the pandemic. Out of public health concerns, we and the VIEs cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in April 2020. We and the VIEs continued to reduce the number of offline events in the first half of 2020, as the Chinese government issued guidelines to continue to curb indoor public gatherings. For example, on April 6, 2020, the State Council promulgated a notice pursuant to which the various shows and fairs shall be temporarily suspended due to the COVID-19 pandemic. As the COVID-19 pandemic became largely under control in China, we and the VIEs saw a rapid pick-up of the number of auto shows we held in the second half of 2020. However, regional outbreak may occur from time to time, causing us and the VIEs to have no choice but cancel our auto shows and special promotion events. In 2021 and early 2022, the various variants of COVID-19, including Omicron and Deltacron, were spreading in many cities in China, and the local governments took strict prevention and control measures to reduce gatherings and control the spread of the virus, and as a result, we and the VIEs cancelled 157 and 109 auto shows in 2021 and 2022, respectively, in response to such control measures, which negatively impacted our business, result of operations, financial condition and liquidity. As the PRC government has relaxed quarantine measures and travel restrictions and other restrictive measures as a result of the COVID-19 pandemic since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. As of the date of this annual report, we held 80 auto shows so far in 2023. However, the spread of COVID-19 may continue to cause a general slowdown of the Chinese economy in 2021, 2022 and beyond, leading to a further slump in the demand for automobiles in China. In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size in 2020, 2021 and 2022. As the COVID-19 pandemic has been largely contained, our and the VIEs’ daily operation has been mostly back to normal with necessary pandemic prevention measures in place. However, regional outbreak of COVID-19 may still subject our and the VIEs’ business, results of operations, financial condition and cash flows to uncertainties, and we and the VIEs may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our and the VIEs’ business, results of operations and financial condition. We and the VIEs are closely monitoring the development of the COVID-19 pandemic and continuously evaluate its impact on our and the VIEs’ business, results of operations, financial condition and liquidity, the severity of which will depend on the duration of the pandemic and the government’s responsive measures.

Our and the VIEs’ business is substantially dependent on our and the VIEs’ collaboration with industry customers, including automakers, auto dealers, and automotive service providers, and our and the VIEs’ agreements with them typically do not contain long-term contractual commitments.

Our and the VIEs’ business is substantially dependent on collaboration with automakers, auto dealers and automotive service providers. We and the VIEs’ generally enter into cooperation agreements with them (1) on an ad-hoc basis for a particular auto show or special promotion event or (2) for a stipulated term of up to one year, and our and the VIEs’ agreements do not impose any contractual obligations requiring them to maintain their relationships with us or the VIEs beyond the completion of each such event we and the VIEs organize or beyond the contractual term. Accordingly, there is no guarantee for future cooperation after the event and there is no assurance that we and the VIEs can maintain stable and long-term business relationships with any such industry customers. If a significant number of our and the VIEs’ industry customers terminate or do not renew their agreements with us or the VIEs and we and the VIEs are not able to replace these business partners on commercially reasonable terms in a timely manner, or at all, our and the VIEs business, results of operations and financial condition would be materially and adversely affected.

If we and the VIEs fail to attract and retain automobile consumers, our and the VIEs’ business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our and the VIEs’ leading market position and to attract industry customers, we and the VIEs must continue to attract and retain consumers to our and the VIEs’ auto shows and other offline events. We and the VIEs must also innovate and introduce services and applications that improve consumers’ purchase experience. In addition, we and the VIEs must maintain and enhance our and the VIEs’ brand recognition among automobile consumers. If we and the VIEs fail to enhance consumers’ ability to secure favorable purchase prices, offer a superior purchase experience or maintain and enhance our and the VIEs’ brand, we and the VIEs may not be able to attract and retain automobile consumers and thus fail to retain and attract industry customers, from whom we and the VIEs derive net revenues, and our and the VIEs’ brand and reputation may be materially and adversely affected.

If our and the VIEs’ consumer base decreases, our and the VIEs’ service offerings may be less attractive to industry customers. As a result, our and the VIEs’ net revenues may decline, and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected.

We have a limited track record in operating in the NEV industry, which makes it difficult to evaluate our business and growth prospects.

We announced our plan to expand into the NEV industry in January 2021, and we have a limited track record in operating in the NEV industry, and hence have limited experience in designing, developing, manufacturing, marketing and selling NEVs. We face a number of risks and challenges in China’s NEV industry, including but not limited to our ability to develop and produce safe, reliable and high quality NEVs, advance our technologies, expand our sales and service network, market and promote our products and services, improve our operational efficiency and attract, retain and motivate our employees, in particular, our R&D personnel. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile.

China’s NEV market is intensely competitive. We will compete with both local and international competitors, established companies and potential new entrants. If we successfully execute our plan to expand into the NEV market, we will directly compete with other NEV companies, which include electric vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles, and we may also face competition from new and well-funded entrants, which will increase the level of competition we face. In addition, volatility in the NEV industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of NEVs in China may not grow at the rate that we expect, or at all. Demand for NEVs could be volatile, depending to a large extent on general economic, political and social conditions in a given market and the introduction of new vehicles and technologies. We have fewer financial resources than more established automakers to withstand changes in the market and disruptions in demand. Demand for NEVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and maintaining automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. These factors may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional automakers.

Our successful expansion into the NEV industry largely depends on our ability to develop, manufacture and deliver NEVs of high quality, safety, reliability and consumer appeal, on schedule and at a large scale.

Our successful expansion into the NEV industry largely depends on our ability to develop, manufacture, and deliver at a large scale NEVs of high quality, safety, reliability and appeal to consumers in a timely manner. This ability is subject to risks, including:

●	lack of necessary funding;
●	delays or disruptions in our supply chain and production, including in our procurement of raw materials and components such as chips and battery cells;
●	delays in the research and development of technologies necessary for our vehicles;

●	deficiencies in quality control;
●	compliance with environmental and workplace safety related laws and regulations;
●	cost overruns; and
●	loss of skilled and talented employees.

Any of the foregoing could materially and adversely affect our ability to successfully expand into the NEV industry, which would in turn affect our growth prospects.

We and the VIEs have incurred net losses in the past and may incur losses again in the future.

We and the VIEs commenced business operations in 2010, and only began to generate significant net revenues in 2012 from group-purchase facilitation business. Our net revenues were, RMB330.2 million, RMB357.6 million, RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. We and the VIEs may fail to recapture a sustainable growth rate, which may continue to decrease in the future, especially considering the impact of the COVID-19 pandemic. We experienced net loss attributable to our shareholders of RMB163.0 million, RMB101.9 million and RMB158.1 million (US$22.9 million) in 2020, 2021 and 2022, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information” in this annual report.

Our and the VIEs’ ability to achieve profitability and positive cash flow will depend in large part on our and the VIEs’ ability to execute our and the VIEs’ growth strategies and appropriately control our and the VIEs’ costs and expenses. We and the VIEs may continue to incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We and the VIEs may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we and the VIEs fail to increase net revenues at the rate we and the VIEs anticipate or if our and the VIEs’ expenses increase at a faster rate than the increase in our and the VIEs’ net revenues, we and the VIEs may not be able to achieve profitability.

We and the VIEs may also continue to incur net losses in the future due to various factors beyond our and the VIEs’ control, such as changes in the macroeconomic and regulatory environment, as well as competitive dynamics. Our and the VIEs’ inability to respond to these changes in a timely and effective manner may materially and adversely affect our and the VIEs’ business, results of operations and financial condition.

We and the VIEs may face liquidity risks in the operation and expansion of our and the VIEs’ business.

We and the VIEs face liquidity risks in the operation of our and the VIEs’ businesses. Under our and the VIEs’ auto show business, we and the VIEs in some cases permit industry customers to pay us and the VIEs after they attend the offline events we and the VIEs organize. We and the VIEs also in some cases pay service and venue providers in advance. As we and the VIEs undertake to expand industry customer base to include more automakers, we and the VIEs may offer extended payment periods. If our and the VIEs industry customers fail to pay us and the VIEs within the pre-agreed payment periods, or if we and the VIEs are unable to collect the proceeds from secondary dealers before or shortly after we and the VIEs pay automakers or franchised dealerships, we and the VIEs may have outlay capital, which might impose a strain on our and the VIEs’ working capital. Further, while we and the VIEs continue to explore opportunities to grow our and the VIEs’ business, we and the VIEs have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe we have sufficient cash for the next twelve months from the date of this annual report, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. The liquidity risks could materially and adversely affect our business, results of our and the VIEs’ operations, and financial condition.

We have entered into collaboration, and may establish or seek collaborations, strategic alliances or equity investment in connection with our expansion into the NEV industry in the future, and we may not timely realize the benefits of such arrangements.

We may from time to time establish or seek collaborations, strategic alliances or equity investment in connection with our expansion into the NEV industry. As of the date of this annual report, we have collaborated with NEV technology solution providers and manufacturers in China, including YangMing, S-TECH and IAT. We face significant competition in seeking appropriate strategic partners, and the negotiation process for collaboration, alliances or licensing arrangements can be complex and time-consuming. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for research, development and commercialization of our NEVs. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. Furthermore, such collaborations are subject to numerous risks, which may include the following:

●	such collaboration may fail to integrate into our current product and service offerings;
●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration project;
●	collaborators may not pursue the research, development and commercialization of our NEVs or may elect not to continue or renew our collaboration due to availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators could independently develop, or develop with third parties, NEVs that compete directly or indirectly with our NEV products or product candidates;
●	disputes may arise between us and collaborators that cause delays in or termination of the research, development or commercialization of our NEVs, or that result in costly litigation or arbitration that diverts management’s attention and resources; and/or
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further research, development or commercialization initiatives.

As a result, we may not be able to realize the benefit of current or future collaborations, strategic alliances or equity investment in connection with our expansion into the NEV industry if we are unable to successfully launch our NEV products or achieve the revenue or specific net income that justifies such arrangement. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary research, development and commercialization activities, we may not be able to further develop our NEV products or bring them to market and generate expected revenue, which would harm our business, results of operations, financial condition and prospects.

Historically our and the VIEs’ business focuses have evolved and may continue to change in the future, which may make it difficult to evaluate our and the VIEs’ business by comparing our results of operations from period to period, or to predict the profitability of certain of our and the VIEs’ business lines due to their limited operating history.

We and the VIEs have expanded and adjusted business focuses multiple times in the past in order to compete in the evolving automotive industry in China. We and the VIEs commenced automobile group-purchase business in 2010, and began auto show business in the fourth quarter of 2016. In 2017, we and the VIEs expanded auto shows to tier-3 and below cities. We and the VEs began the operation of virtual dealership business in the second quarter of 2018, and we and the VIEs ceased operation of, and did not generate any revenue from, virtual dealership business in 2021. In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social CRM cloud systems for China’s automotive industry. Going forward, we and the VIEs may establish new business lines or discontinue existing ones as our and the VIEs’ business further develops and new business opportunities arise in the automotive industry. On January 21, 2022, we announced our preliminary plan to expand into and develop the new electric vehicle business. As a result, it is difficult to make period-over-period comparisons of our results of operations, liquidity position or financial conditions. In addition, it may be difficult to predict the profitability of our and the VIEs’ certain business lines, especially special promotion events and online marketing services, due to their limited operating history. We cannot assure you that our and the VIEs’ business will continue to grow as a result of our and the VIEs’ expanded and adjusted business focuses, or that our and the VIEs’ attempts to expand or adjust our and the VIEs’ business focus will be successful.

Our share incentive plans and grant of equity-based awards in the future may dilute our existing shareholders and cause us to incur substantial share-based compensation expenses.

In June 2018, our directors approved the 2018 Share Incentive Plan (the “2018 Plan”), pursuant to which up to 38,723,321 ordinary shares may be granted to our employees, directors and consultants. As of the date of this annual report, 6,848,252 ordinary shares remain available for grants under the Plan. In March 2023, our directors approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which 169,172,564 ordinary shares have been reserved for future issuance to our employees, directors and consultants, representing 43.0% of our total issued and outstanding ordinary shares as of December 31, 2022, and the 2023 Plan will significantly dilute our existing shareholders. We may adopt new share incentive plans to permit the grants of additional equity-based awards, especially in light of our recent endeavor to explore the NEV industry. We believe the grants of equity-based awards are important to our ability to attract, retain and motivate our employees. Any future grants of equity-based awards may dilute our existing shareholders and cause the value in their investment to decline. Additionally, we may incur substantial share-based compensation expenses in connection with such grants, which may materially and adversely affect our business, results of operations and financial condition.

We and the VIEs may not be able to successfully operate and expand social CRM cloud services, which could materially and adversely affect our and the VIEs’ business, results of operations and financial condition.

In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social customer relationship management (social CRM) cloud systems for China’s automotive industry. Longye’s principal software as a service (SaaS) product, Cheshangtong, provides China’s auto dealers with social CRM cloud services based on a system that facilitates the effective flow of information between auto dealers and customers. We and the VIEs may fail to successfully integrate Longye into our and the VIEs’ business operations due to limited operating experience and other reasons beyond our and the VIEs’ control. We cannot assure you that Cheshangtong will continue to enjoy its popularity among auto dealers. Should any resulting disputes arise or should we and the VIEs fail to integrate Longye into our and the VIEs’ business operations, our and the VIEs’ business, results of operations and financial condition could be materially and adversely affected.

Our and the VIEs’ business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our and the VIEs’ business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our and the VIEs’ services. In addition, our and the VIEs’ business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as uncertainty with respect to trade policies, treaties, government regulations and tariffs between China and the United States due to the recent trade tension. Specifically, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the automotive industry, and demand from our and the VIEs’ industry customers for our and the VIEs’ automobile marketing and distribution services may thus decline, which may materially and adversely affect our and the VIEs’ business, results of operations and financial condition. The global chip shortage may also make it difficult for us and the VIEs to procure sufficient chip supply if and when we launch our electric vehicle manufacturing business. The occurrence of any of the foregoing could materially and adversely affect our and the VIEs’ business, results of operations, and financial condition.

If we and the VIEs fail to help facilitate the marketing and sales of industry customers due to factors beyond our and the VIEs’ control, our and the VIEs’ operational and financial results might suffer.

Our and the VIEs’ industry customers are attracted to our and the VIEs’ offline events due to their marketing needs and the prospects of selling a large number of automobiles to individual consumers through the events. The marketing results and the sales volume at our and the VIEs’ offline events might fail to meet the expectation of our and the VIEs’ industry customers due to factors beyond our and the VIEs’ control, including among others, changes in the regulatory environment, a downturn or unfavorable development in the automotive industry, overall economic downturn and the resulting decrease in purchasing power and willingness of consumers, and contingencies that occur on event dates such as inclement weather or sudden public security measures which affect our and the VIEs’ ability to host the events effectively, or at all. Other factors that affect consumer attendance at our and the VIEs’ offline events may also affect sales volume, such as conflicts with other local events, road traffic control, outbreak of contagious disease or the potential for infection, or acts of nature, such as earthquakes, storms, and typhoons. If we and the VIEs fail to help facilitate the marketing and sales of our and the VIEs’ industry customers, they might be less inclined to participate in our and the VIEs’ future events, which directly affects our and the VIEs’ business, results of operations, and financial condition.

We and the VIEs may incur additional costs and decrease the number of auto shows due to severe weather conditions, which could negatively impact our gross profit margin and overall results of operations.

We and the VIEs host most of the auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Number of outdoor auto shows	71	131	40	74	17	28	28	23

In addition to the COVID-19 pandemic, severe weather conditions may also cause unplanned cancellation of our and the VIEs’ outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in 2020, we and the VIEs cancelled two auto shows due to weather conditions. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we and the VIEs may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our and the VIEs’ outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

Our and the VIEs’ failure to obtain necessary permits for offline events may subject us and the VIEs to penalties and adversely affect our and the VIEs’ business, results of operations, and financial condition.

Under PRC laws and regulations, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation” in this annual report. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our and the VIEs’ estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities retain broad discretion in enforcing the licensing requirements. In addition, the licensing requirements in China are constantly evolving, and we and the VIEs may be subject to more stringent regulatory requirements due to political or economic changes in the future. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to obtain the necessary permits for each of our offline events in a timely manner in the future. TuanChe Internet is renewing the commercial performance permit, which expired on November 10, 2022. We and the VIEs would not engage in activities that would be potentially deemed as public live artistic performance until a successful renewal of such certificate is obtained, and we do not expect such renewal process would adversely affect our and the VIEs’ current business operations. If relevant PRC government authorities determine that we and the VIEs are operating offline events without proper licenses or permits or impose additional restrictions on the operation of any of the offline events, we and the VIEs might be subject to administrative penalties, such as fines, confiscation of income, additional restrictions and forced discontinuation of the offline events, which may materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, except as disclosed above, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

Relevant government authorities may suspend our and the VIEs’ offline events due to various reasons beyond our and the VIEs’ control.

Even if we and the VIEs have obtained all prerequisite permits, government authorities may unexpectedly suspend our and the VIEs’ scheduled offline events due to a variety of reasons beyond our and the VIEs’ control. For example, two weeks prior to an auto show in April 2018 in Beijing National Stadium, the local public security authority abruptly demanded that the VIEs suspend the auto show for one morning, even though the VIEs had already obtained the required approvals. Under such circumstances, we and the VIEs usually negotiate with industry customers to reschedule the auto show. In addition, the local police security authorities may prevent consumers from entering our and the VIEs’ auto shows and impose administrative penalties on us and the VIEs if the visitor flow exceeds the prescribed limit. Such abrupt suspensions, re-scheduling and restrictions might adversely affect the sales volumes of our and the VIEs’ industry customers, which in turn could discourage them from participating in our and the VIEs’ future events and materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

Successful strategic relationships with third-party cooperative partners are important for our and the VIEs’ future success.

We and the VIEs have established strategic relationships with third-party business partners from a variety of industries. For example, we and the VIEs have established strategic business relationships with insurance companies that offer automotive insurance products during our and the VIEs’ offline events, which we believe will enhance consumers’ end-to-end shopping experience. We and the VIEs have also entered into strategic partnerships with Tmall Auto, the automotive arm of Alibaba Group’s Tmall, through which we expect to further explore additional growth opportunities along China’s automotive transaction value chain, and Beijing Easyhome Furnishing Chain Group Co., Ltd., a company that operates one of the largest home improvement supplies and furniture chains in China, through which we expect to jointly establish an innovative one-stop retail experience that combines home decoration products and automotive services to serve a broader range of consumers in China. Also, we and the VIEs operate some of our and the VIEs’ auto shows in cooperation with one of the leading e-commerce platforms in China, which we believe will increase the influence of our and the VIEs’ auto shows. We anticipate that we will continue to leverage our strategic relationships with existing third-party business partners and potentially establish new relationships with more partners in order to grow our and the VIEs’ business, especially the NEV business. However, we and the VIEs’ may have disagreements or disputes with such third-party business partners, or our and the VIEs’ interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our and the VIEs’ reputation, results of operations, and financial condition.

We and the VIEs face various forms of competition, and if we and the VIEs fail to compete effectively, we and the VIEs may lose market shares and our and the VIEs’ business, prospects, and results of operations may be materially and adversely affected.

We and the VIEs compete with alternative auto show organizers and other marketing service providers. As we and the VIEs expand business operations and service offerings, we expect to encounter more competitors from more industries and markets as well as different forms of competition. Some of these competitors or potential competitors may have longer operating histories and may have better resources than us and the VIEs in terms of funding, management, technology and sales and marketing. Our and the VIEs’ competitors may be acquired and consolidated by owners who are able to further invest significant resources into our and the VIEs’ operating field. If we and the VIEs are unable to compete effectively and at a reasonable cost against our and the VIEs’ existing and future competitors, our and the VIEs’ business, prospects, and results of operations could be materially and adversely affected.

If we and the VIEs are unable to manage business growth or execute growth strategies effectively, our and the VIEs’ business and prospects may be materially and adversely affected.

We and the VIEs have historically experienced rapid growth in our and the VIEs’ auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, and remained stable at RMB644.8 million in 2019. Our net revenue decreased to RMB330.2 million in 2020. We were not able to sustain this level of growth in 2020 due to the impact of COVID-19 that led to cancellation of most of our and the VIEs’ auto shows and offline events. Our revenue increased to RMB357.6 million (US$56.1 million) in 2021, primarily due to our continuous and expanded collaboration with a commercial bank for our referral services. Our net revenues then decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million (US$26.6 million) in 2022, primarily due to a reduced number of offline activities as a result of tightened government restrictions in response to regional COVID-19 outbreak. We may not be able to achieve business and revenue growth in the future due to a number of factors, including, among others, our and the VIEs’ ability to retain and expand industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control expenses and acquire the resources for future growth as well as macroeconomic factors that are beyond our and the VIEs’ control, such as the global chip shortage. If our and the VIEs’ operational capabilities fall behind, the quality of our and the VIEs’ services and efficiency of operations could suffer, which could harm our and the VIEs’ brand, results of operations and overall business.

In addition, our and the VIEs’ anticipated development and expansion plans will place a significant strain on our and the VIEs’ management, systems and resources. Our development and expansion strategies of new electric vehicle business will require substantial managerial efforts and skills and incurrence of additional expenditures and may subject us to new or increased risks. Moreover, our and the VIEs’ expansion strategies may incur higher costs than the net revenues generated. Our and the VIEs’ failure to efficiently or effectively implement growth strategies or manage the growth of our and the VIEs’ operations may limit our and the VIEs’ future growth and hamper our and the VIEs’ business strategies.

The consolidated financial statements incorporated by reference herein contain disclosures related to our ability to continue as a going concern.

The consolidated financial statements included in this annual report were prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business. We have incurred recurring operating losses since our inception, including net losses of RMB163.5 million, RMB101.9 million and RMB158.1 million (US$22.9 million) in 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB88.9 million, RMB92.3 million and RMB109.7 million (US$15.9 million) in 2020, 2021 and 2022, respectively. Accumulated deficit was RMB983.6 million and RMB1,141.8 million (US$165.5 million) as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, we had cash and cash equivalents of RMB63.5 million and RMB69.9 million (US$10.1 million), respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of reducing fixed labor cost and pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities and our current balance of cash and cash equivalents, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our and the VIEs’ business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2022. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the ADSs, have an adverse impact on our and the VIEs’ relationship with third parties with whom we and the VIEs do business, including our and the VIEs’ customers, vendors and employees, and could make it challenging and difficult for us and the VIEs to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our and the VIEs’ business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 of the financial statements included in this report and the discussion included in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources.”

Our and the VIEs’ business depends heavily on our and the VIEs’ reputation and consumer perception of our and the VIEs’ brand, and any negative publicity or other harm to our and the VIEs’ brand or failure to maintain and enhance our and the VIEs’ brand recognition may materially and adversely affect our and the VIEs’ financial condition and results of operations.

We believe that our and the VIEs’ reputation and consumer perception of our brand “TuanChe” are critical to our financial condition and results of operations. Maintaining and enhancing our and the VIEs’ reputation and brand recognition depends primarily on the quality and consistency of our and the VIEs’ services, as well as the success of our and the VIEs’ marketing and promotional efforts. While we and the VIEs have devoted significant resources to brand promotion efforts in recent years, our and the VIEs’ ongoing marketing efforts may not be successful in further promoting our and the VIEs’ brand. In addition, there may be from time to time negative publicity about us and the VIEs, our and the VIEs’ business, management or services. For example, if auto dealers breach their contracts with automobile consumers concluded during the auto show and raise the purchase price, we and the VIEs may be found at fault by consumers and our and the VIEs’ reputation may be materially and adversely affected. We and the VIEs may be subject to litigation as well as government or regulatory investigation as a result of such negative publicity, which might require us and the VIEs to spend significant time and resources to resolve.

Our and the VIEs’ failure to satisfactorily handle complaints from industry customers and consumers could also harm our and the VIEs’ reputation and discourage them from attending our and the VIEs’ future offline events. For example, they may complain about the cancellation or rescheduling of our and the VIEs’ auto shows. While we and the VIEs have been improving and will continue to improve our and the VIEs’ customer service capabilities, we cannot assure you that our and the VIEs’ employees will satisfactorily resolve all complaints from industry customers or consumers. If we and the VIEs fail to resolve a particular complaint from industry customers or consumers, whether or not such resolutions are within our and the VIEs’ control, our and the VIEs’ perceived reputation and the confidence these industry customers and consumers place in us and the VIEs may diminish, which could materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Acquisitions, strategic alliances and investments could prove difficult to integrate, disrupt our and the VIEs’ business and lower our and the VIEs’ results of operations and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies. For example, in January 2020, we completed the acquisition of Longye, a leading system developer and implementer of social CRM systems. We expect that periodically we will continue to make such investments and acquisitions and establish such strategic collaboration relationships in the future. Acquisitions, strategic alliances and investments involve numerous risks, including:

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

In addition, if we finance acquisitions by issuing equity or convertible debt securities, such arrangements may dilute our existing shareholders, which could affect the market price of the ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our and the VIEs’ competitors may capitalize on such opportunities before we do, which could impair our and the VIEs’ ability to compete with our and the VIEs’ competitors and adversely affect our and the VIEs’ growth prospects and results of operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse, impact on our and the VIEs’ business and results of operations. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. For example, the COVID-19 pandemic has caused a general slowdown of the Chinese economy in 2020, and in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and as a result, our and the VIEs’ industry customers may also defer, reduce or cancel purchasing our and the VIEs’ services. In addition, although the government-mandated quarantine measures against the COVID-19 pandemic have largely been lifted in China, normal economic activities in China, including production, transportation and sales of automobiles, may be disrupted if there is any regional outbreak of COVID-19. The spread of the COVID-19 pandemic throughout the world has also materially and adversely affected the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese economy significantly affect the demand from automakers or auto dealers for our and the VIEs’ services or change the spending habits of automobile consumers, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected. See “—Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

In addition, the economic downturn may reduce the number of automakers and auto dealers in China resulting in the decrease of the demand for our and the VIEs’ services. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and began to offer new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of auto dealers. By contrast, negative economic trends could lead to market consolidation of automakers and auto dealers, which in effect will reduce our and the VIEs’ customer base and, in turn, reduce the demand for our and the VIEs’ services. As a result, our ability to generate net revenues, as well as our and the VIEs’ business, results of operations and financial condition, will be materially and adversely affected.

We and the VIEs may not be able to successfully expand our and the VIEs’ operations into certain additional geographical markets in China.

We and the VIEs organized auto shows in 172, 142 and 76 cities across China in 2020, 2021 and 2022, and we had sales representatives located in 126, 119 and 83 cities as of December 31, 2020, 2021 and 2022, respectively. We and the VIEs plan to expand our and the VIEs’ operations to more cities and counties in China. Geographic expansion is particularly important for us and the VIEs to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our and the VIEs’ sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our and the VIEs’ experience in the markets in which we and the VIEs currently operate may not be applicable in other parts of China. As a result, we and the VIEs may not be able to leverage our and the VIEs’ experience when entering into new markets in China. If we and the VIEs are unable to manage expansion efforts effectively, if such expansion efforts take longer than planned or if costs for these efforts exceed expectations, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected.

We and the VIEs may be subject to administrative penalties if we and the VIEs fail to register our and the VIEs’ premises as branches.

Under the PRC laws and regulations, a company is required to register a branch, whether in the form of a branch office or a subsidiary under the PRC laws, at each of the premises where it conducts business outside its registered domicile. As of the date of this annual report, we and the VIEs have registered certain regional offices, including those in Shenzhen, Chongqing, Tianjin, Hangzhou, Xi’an, Harbin, Hefei and Shijiazhuang, as our and the VIEs’ branches, and we and the VIEs’ have not yet received any inquiry or investigation from any PRC government authority regarding the absence of any registration. However, we cannot assure you that we and the VIEs will set up all necessary branches in a timely manner due to complex procedural requirements and the relocation of branch offices from time to time, if the PRC regulatory authorities determine that we and the VIEs have failed to complete registration in a timely manner as required by the applicable laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of income and suspension of operation, which may adversely affect our and the VIEs’ business, results of operations, and financial condition.

Our and the VIEs’ cooperation with a commercial bank might be deemed as operating financing guarantee business in violation of relevant financing guarantee regulations in China.

In October 2019, we and the VIEs commenced our and the VIEs’ referral services in collaboration with a commercial bank, where we and the VIEs facilitate the bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. With respect to such cooperation with the commercial bank, we and the VIEs are required to compensate the bank for the outstanding principal loan amount and interest of such auto loan upon the occurrence of certain events of default by the referred customers. The specified events of default by referred customers, include the failure to timely complete the vehicle mortgage registration within a certain period of time or the repayment of the first three installment of loan becoming overdue for more than thirty days. Therefore, such cooperation might be deemed as operating financing guarantee business without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Regulations”), which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Supplementary Provisions”), which were promulgated by the China Banking and Insurance Regulatory Commission (the “CBIRC”), and other eight PRC regulatory agencies and became effective on October 9, 2019.

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

We and the VIEs have ceased to operate the referral services since April 2022. As of the date of this annual report, we and the VIEs have not been subject to any fine or other penalties with regard to our cooperation with the commercial bank. However, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions remain unclear. It is uncertain whether we and the VIEs would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our and the VIEs’ arrangements with the commercial bank.

Nevertheless, we and the VIEs have been taking necessary measures to fully comply with the foregoing laws and regulations on financing guarantee business. However, we cannot assure you that we will not be subject to penalties for our past operation of such business. To the extent any of the foregoing were to occur, our and the VIEs’ business, results of operations and financial condition could be adversely affected.

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

Our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to a material weakness. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness relates to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge.

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

Our and the VIEs’ failure or alleged failure to comply with China’s anti-corruption laws or the U.S. Foreign Corrupt Practices Act could result in penalties, which could harm our and the VIEs’ reputation and have an adverse effect on our and the VIEs’ business, results of operations, and financial condition.

We and the VIEs are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our and the VIEs’ existing policies prohibit any such conduct and we and the VIEs are in the process of implementing additional policies and procedures, and providing training, to ensure that we, the VIEs and our and the VIEs’ employees and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we and the VIEs are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us and the VIEs against liability under the FCPA or other anti-corruption laws. There is no assurance that our and the VIEs’ employees and other third parties would always comply with our and the VIEs’ policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We and the VIEs could be held liable for actions taken by our and the VIEs’ employees and other third parties with respect to our and the VIEs’ business or any businesses that we and the VIEs may acquire. As of the date of this annual report, significantly all our and the VIEs’ operations are in the PRC. If we or the VIEs are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we and the VIEs may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our and the VIEs’ business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our and the VIEs’ reputation, cause us and the VIEs to lose customer relationships, subject us and the VIEs to administrative penalties or sanctions, and lead to other adverse impacts on our and the VIEs’ business, results of operations, and financial condition.

If we and the VIEs lose the services of any of our and the VIEs’ key executive officers, senior management, or other key employees, or are unable to retain, recruit and hire sufficiently qualified staff, our and the VIEs’ ability to effectively manage and execute our and the VIEs’ operations and meet our and the VIEs’ strategic objectives could be harmed.

Our and the VIEs’ future success depends on the continued service of our and the VIEs’ key executive officers, senior management, and other key employees. We and the VIEs benefit from the leadership of a strong management team with proven vision, rich professional work experience and extensive knowledge of China’s automotive industry. We and the VIEs also rely on a number of key staff for the development and operation of our and the VIEs’ business. In addition, we and the VIEs will need to continue attracting and retaining skilled and experienced staff for our and the VIEs’ businesses to maintain our competitiveness.

If one or more of our and the VIEs’ key personnel are unable or unwilling to continue in their present positions, we and the VIEs may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. In addition, if any of our and the VIEs’ executive officers, senior management, or key employees joins a competitor or forms a competing company, we and the VIEs may be disadvantaged in the competition and risk losing our and the VIEs’ know-how, trade secrets, suppliers and customers. Substantially all of our and the VIEs’ employees, including each of our and the VIEs’ executive officers, senior management, and key employees, have entered into employment agreements with us and the VIEs, respectively, which contain customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Therefore, if we and the VIEs lose the services of any of our and the VIEs’ key executive officers, senior management, or other key employees, or are unable to retain, recruit and hire experienced staff, our and the VIEs’ ability to effectively manage and execute our and the VIEs’ operations and meet our and the VIEs’ strategic objectives could be harmed.

We and the VIEs rely upon certain online advertising service providers, and any significant change in our and the VIEs’ relationship with these suppliers could have a material adverse effect on our and the VIEs’ business, results of operations, and financial condition if we and the VIEs cannot find suitable replacements.

Historically we and the VIEs relied upon certain online advertising service providers to advertise our and the VIEs’ service offerings. Our and the VIEs’ two largest online advertising service providers accounted for approximately 47.4%, 62.2% and 38.9% of our total online advertising expenses in 2020, 2021 and 2022, respectively. Our and the VIEs’ agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we and the VIEs will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major online advertising service providers terminate or refuse to renew their agreements with us or the VIEs, and we and the VIEs are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

If we and the VIEs fail to protect our and the VIEs’ intellectual property rights, our and the VIEs’ brand and business performance may suffer.

We and the VIEs rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our and the VIEs’ intellectual property rights. Our and the VIEs’ major brand names and logos are registered trademarks in China. Most of our and the VIEs’ professionally produced contents available on our and the VIEs’ websites are protected by copyright laws. Despite our and the VIEs’ precautions, third parties may obtain and use our and the VIEs’ intellectual property without our and the VIEs’ authorization. Historically, the Chinese legal system and courts have not protected intellectual property rights to the same extent as the U.S. legal system and courts, and companies operating in China continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us and the VIEs to protect our and the VIEs’ intellectual property. From time to time, other websites may use our and the VIEs’ articles, photographs or other content without our and the VIEs’ proper authorization. Although such use has not in the past caused any material damage to our and the VIEs’ business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our and the VIEs’ brand, business, and results of operations.

Third parties may claim that we and the VIEs infringe their proprietary intellectual property rights, which could cause us and the VIEs to incur significant legal expenses and prevent us and the VIEs from promoting our and the VIEs’ services.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We and the VIEs have not experienced any material claims on these issues against us or the VIEs in the past, but as we and the VIEs face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we and the VIEs face a higher risk of being the subject of intellectual property infringement claims. We and the VIEs may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our and the VIEs’ business. We and the VIEs could also be subject to claims based upon the content that is displayed on our and the VIEs’ websites or accessible from our and the VIEs’ websites through links to other websites or information on our and the VIEs’ websites supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites. Such claims, even if they do not result in liability, may harm our and the VIEs’ reputation. Any resulting liability or expenses, or changes required of our and the VIEs’ websites to reduce the risk of future liability, may have a material adverse effect on our and the VIEs’ business, financial condition, and results of operations.

We and the VIEs may be subject to liability for placing advertisements with inappropriate or misleading content.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of China, involves designs of the national flag, the national emblem or the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As we and the VIEs provide advertising services to our and the VIEs’ industry customers, we and the VIEs are obligated to review supporting documents provided by advertisers, verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of supporting documents. In addition, in case we and the VIEs are advertisers, we and the VIEs are required by PRC laws and regulations to ensure that the content of our and the VIEs’ advertisements is true and in full compliance with applicable laws and regulations. While we and the VIEs have made significant efforts to comply with such verification requirements before publishing, we cannot assure you that all the content contained in the advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we and the VIEs are found to be in violation of applicable PRC advertising laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of our and the VIEs’ advertising income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, and suspension or termination of our and the VIEs’ advertising business, any of which may have a material and adverse effect on our and the VIEs’ business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertisements” in this annual report.

The performance and reliability of the internet infrastructure and wireless and landline telecommunications networks in China will affect our and the VIEs’ operations and growth, including our and the VIEs’ ability to accommodate prospective customers in the future.

With our principal executive offices located in China, we and the VIEs conduct central management of consumer data, provide data transmission and communications, and monitor our and the VIEs’ overall operations, relying on wireless and landline telecommunications networks in China. The national networks in China are connected to the internet through international gateways controlled by the PRC government, which are the only channels through which a domestic user can connect to the internet. These international gateways may not support the demand necessary for the continued growth in internet traffic by users in China. We cannot assure you that the development of China’s information infrastructure will be adequate to support our and the VIEs’ operations and growth. In addition, in the event of any infrastructure disruption or failure, we and the VIEs would have no access to alternative networks and services on a timely basis, if at all, which could have a material adverse effect on our and the VIEs’ business, results of operations, and prospects.

Unintended leakage of consumer information or privacy breaches may materially and adversely affect our and the VIEs’ reputation and business performance.

During the ordinary course of our and the VIEs’ business, we and the VIEs collect and store a large amount of automobile consumer data gathered from our and the VIEs’ offline events and mobile applications we operated. We and the VIEs rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of such data. However, our and the VIEs’ security control may not prevent the improper leakage of consumer data. Anyone may circumvent our and the VIEs’ security measures and misappropriate proprietary information or cause interruptions in our and the VIEs’ operations. A security breach that leads to leakage of our and the VIEs’ consumer data could still harm our and the VIEs’ reputation. Moreover, many jurisdictions have passed laws regulating the storage, sharing, use, disclosure and protection of personally identifiable or other confidential information and data. The Chinese government has enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection” in this annual report. However, the regulatory framework for privacy protection in China and other jurisdictions is fast-evolving, and therefore, involves uncertainties and is subject to change in the foreseeable future. We cannot assure you that our and the VIEs’ existing privacy and personal information protection measures will be considered sufficient under the current or future applicable laws and regulations. In addition to laws, regulations and other applicable rules, industry associations or other private parties may adopt different privacy protection standards. Because the interpretation and application of privacy and data protection laws and privacy protection standards is still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner inconsistent with our and the VIEs’ practices. Our and the VIEs’ actual or perceived failure to comply with industry standards, governmental regulation and other legal obligations related to user privacy could harm our and the VIEs’ business. We and the VIEs may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. Any of the circumstances may materially and adversely affect our and the VIEs’ business and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our and the VIEs’ ability to conduct business.

We and the VIEs have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ current operations, except that we and the VIEs may need to obtain certain permits each time before we and the VIEs hold an offline event. See “—Our and the VIEs’ failure to obtain necessary permits for our and the VIEs’ offline events may subject us and the VIEs to penalties and adversely affect our and the VIEs’ business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we and the VIEs may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we and the VIEs fail to do so, we and the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our and the VIEs’ business, financial condition, and results of operations. For example, TuanChe Internet has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2023, Drive New Media has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2024, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. However, as we and the VIEs provide mobile applications to mobile device users, it is uncertain if we and the VIEs will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

We and the VIEs may need additional capital, and we and the VIEs may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We and the VIEs may require additional capital from time to time to grow our and the VIEs’ business, including to expand into and develop the new electric vehicle business, better serve our and the VIEs’ customers, develop new features or enhance our and the VIEs’ marketplace, improve our and the VIEs’ operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we and the VIEs may need to sell additional equity or debt securities or obtain a credit facility. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our and the VIEs’ operations or our ability to pay dividends to our shareholders.

Our and the VIEs’ ability to obtain additional capital is subject to a variety of uncertainties, including: our market position and competitiveness in the automotive industry;

●	our and the VIEs’ future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities in China and globally; and
●	economic, political and other conditions in China and globally.

We and the VIEs may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and such financing may also be subject to regulatory requirements. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which will become effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of securities of PRC domestic companies and will regulate both direct and indirect overseas offering and listing of securities of PRC domestic companies by adopting a filing-based regulatory regime. The Overseas Listing Trial Measures may make it difficult for us to obtain additional financings through future overseas offering of securities. See “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we and the VIEs are unable to obtain adequate financing on terms satisfactory to us and the VIEs and when we and the VIEs require it in the future, our and the VIEs ability to continue to support our and the VIEs business growth and our ability to continue as a going concern could be significantly impaired, and our and the VIEs’ business and prospects could be adversely affected.

Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our and the VIEs’ results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on December 29, 2018 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises (the “HNTEs”), strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan, TuanChe Internet and Drive New Media have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our PRC subsidiaries or the VIEs will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. Moreover, it is uncertain how the modified Enterprise Income Tax Law and its implementing rules and regulations will be interpreted or implemented in the future. It is possible that the HNTE status currently enjoyed by TuanYuan, TuanChe Internet and Drive New Media, and other income tax exemptions for which our PRC subsidiaries or the VIEs qualify, will be challenged by tax authorities and be repealed. Future implementation of rules and regulations might be inconsistent with current interpretations of the modified Enterprise Income Tax.

Seasonality may cause fluctuations in our and the VIEs’ results of operations.

Our quarterly net revenues and other results of operations have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, consumer purchases typically slow down in the first quarter, and then increase through the next three quarters of each year. Therefore, the demand for booth spaces in our and the VIEs’ auto shows is generally the lowest in the first quarter of each year, primarily due to a general slowdown in business activities and a reduced number of working days during the Chinese New Year holiday period. The timing of such releases, however, is subject to uncertainties due to various factors such as automakers’ design or manufacturing issues, their marketing plans, general marketing conditions and government incentives or restrictions. These factors may make our and the VIEs’ results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

We and the VIEs may be held liable for injuries to individual participants of our and the VIEs’ offline events or damages to automobiles displayed in our and the VIEs’ offline events, which may adversely affect our and the VIEs’ reputation and adversely affect our and the VIEs’ financial condition and results of operations.

We and the VIEs strive to ensure the safety of the participants and the automobiles displayed during our and the VIEs’ offline events. However, we cannot guarantee that no physical injury or damages will occur during such events, for which we and the VIEs could be held liable. For example, under the PRC laws and regulations, the undertaker of a mass activity bears tort liability for damages to a third party arising from such undertakers’ failure to fulfill its security obligations. If the act of a third party results in damage to others in a mass activity, the undertaker that failed to fulfill security obligations shall also bear supplementary liability. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Consumer Rights Protection and Tort Liabilities” in this annual report.

In addition, we and the VIEs have contractual obligations to compensate the event venue provider for any damages it suffers arising from the accident occurring on the venue and claims by the participants of the event. Therefore, we and the VIEs might face negligence claims alleging that we and the VIEs failed to maintain our and the VIEs’ facilities or to supervise our and the VIEs’ employees. In addition, if any participants of our and the VIEs’ offline events commit acts of violence, we and the VIEs could also face allegations that we and the VIEs failed to provide adequate security or were otherwise responsible for his or her actions.

We and the VIEs typically require our and the VIEs’ event set-up service providers to purchase liability insurance. However, such insurance might not be adequate to cover our and the VIEs’ potential liabilities, or may not cover us and the VIEs at all. If we and the VIEs are held liable for the injury or damages, we and the VIEs may be subject to litigations, and our and the VIEs’ financial condition and results of operations may be adversely affected. Additionally, our and the VIEs’ offline events may be perceived to be unsafe, which may discourage prospective consumers and industry customers from attending. These negative perceptions might also adversely affect our and the VIEs’ reputation and results of operations.

We and the VIEs may be subject to claims under consumer protection laws, product quality laws and tort liabilities law, including health and safety claims and product liability claims, if people or properties are harmed by automobiles sold during our and the VIEs’ events or through our and the VIEs’ previous virtual dealership networks.

The automobiles sold during our and the VIEs’ events or through our and the VIEs’ virtual dealership networks are designed and manufactured by third parties, and we cannot guarantee that none of these automobiles is defectively designed or manufactured. We and the VIEs may be subject to claims under applicable consumer protection laws, product quality laws and tort liabilities law, including health and safety claims and product liability claims for damages to third parties arising from the defects of automobiles sold through our and the VIEs’ previous virtual dealership networks. Although we and the VIEs would have legal recourse against the manufacturer or the dealer of such products under PRC law if the liabilities are attributable to such manufacturer or dealer, attempting to enforce our and the VIEs’ rights against such manufacturer or dealer may be expensive, time-consuming and ultimately futile. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Consumer Rights Protection and Tort Liabilities” in this annual report.

In addition, we, our WFOEs and the VIEs do not currently maintain any third-party liability insurance or product liability insurance in relation to most of the automobiles sold during our and the VIEs’ events. As a result, any material product liability claim or litigation could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our and the VIEs’ reputation.

Our and the VIEs’ lack of insurance could expose us and the VIEs to significant costs and business disruption.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our and the VIEs’ knowledge, not well-developed in the field of business liability insurance. We and the VIEs do not have any business liability or disruption insurance to cover our and the VIEs’ operations in China, which, based on public information available to us and the VIEs relating to China’s automotive industry, is consistent with customary industry practice in China. We and the VIEs have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us and the VIEs to have such insurance. In addition, we and the VIEs do not maintain any insurance policies covering risks including loss and theft of and damages to our and the VIEs’ servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our and the VIEs’ uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and the VIEs and could adversely affect our and the VIEs’ financial condition and results of operations.

Any catastrophe, including outbreak of health pandemics and other extraordinary events, could have a negative impact on our and the VIEs’ business operations.

We and the VIEs are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our and the VIEs’ ability to provide our and the VIEs’ services.

Our and the VIEs’ business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19 or other epidemics. Our and the VIEs’ business operation could be disrupted if any of our and the VIEs’ employees is suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our and the VIEs’ employees to be quarantined and/or our and the VIEs’ offices to be disinfected. In addition, our and the VIEs’ business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of the VIEs’ operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunications services industry in China is extensively regulated and subject to numerous restrictions. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business in accordance with the special management measures for the entry of foreign investment (as amended) (the “Negative List”), and other applicable laws and regulations.

We are a Cayman Islands company and our wholly-owned subsidiaries in China are currently considered foreign-invested enterprises. Accordingly, our subsidiaries in China are not eligible to provide certain value-added telecommunications services in China. Due to these restrictions, we carry out our value-added telecommunications business in China through the VIEs. We, through TuanYuan, Sangu Maolu and Chema Beijing, entered into a series of contractual arrangements with the VIEs and their respective shareholders, in order to (1) exercise significant influence over the VIEs, (2) receive substantially all of the economic benefits of the VIEs, and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on the VIEs to operate our value-added telecommunications business. As a result of these contractual arrangements, we have significant influence over and are the primary beneficiary of the VIEs and hence consolidate the financial results of the VIEs, provided that we meet the conditions for consolidation under U.S. GAAP.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our WFOEs and the VIEs, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our WFOEs, the VIEs and their respective shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

In particular, in March 2019, the National People’s Congress (the “NPC”), passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we or the VIEs are found to be required but failed to obtain any of the permits or approvals for our or the VIEs’ value-added telecommunications business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology (the “MIIT”), would have broad discretion in imposing fines or administrative penalties upon us and/or the VIEs for such violations, including: revoking the business and operating licenses of our company;

●	revoking our and/or the VIEs’ business and operating licenses
●	discontinuing or restricting any related-party transactions between us and the VIEs;
●	imposing fines and penalties, confiscating the income from us or the VIEs, or imposing additional requirements for our or the VIEs’ operations which we or the VIEs may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise significant influence over the VIEs;
●	restricting or prohibiting our use of the proceeds of our offering of securities to finance our or the VIEs’ business and operations in China, particularly the expansion of our business through strategic acquisitions; or
●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which will take effect on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we, our PRC subsidiaries and the VIEs fail to complete the filing with the CSRC in a timely manner, or at all, for any future offering or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of value-added telecommunications companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies. However, we cannot assure you that such fines or punishments will not be imposed on us, the VIEs or any other companies in the future. If any of the above fines or punishments is imposed on us or the VIEs, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our WFOEs or the VIEs or their subsidiaries. To the extent commercially practicable and in compliance with the relevant PRC laws and regulations, we plan to conduct the VIEs’ current businesses through our subsidiaries in China and cease substantially all of the operation of the VIEs within the next three to five years.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, i.e., the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. In December 2019, the State Council promulgated the Implementation Regulation on the Foreign Investment Law to further clarify relevant provisions of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law and its implementation regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since the Foreign Investment Law and its implementation regulation are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Special Administrative Measures (Negative Lest) for Foreign Investment Access (2021 Version) (the “Negative List (2021 version)”) stipulates that any domestic enterprise in China engaging in prohibited business under the Negative List shall be subject to review by and shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject, mutatis mutandis, to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. The Negative List does not further elaborate whether existing overseas listed enterprises, like us, will be subject to such requirements. Further, pursuant to the press conference held by the National Development and Reform Commission (the “NDRC”) on January 18, 2022, the foresaid requirements shall not be applicable to domestic enterprises that seek to offer and list securities in overseas markets indirectly. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our subsidiaries in China when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may rely on dividends and other distributions on equity paid by our subsidiaries in China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business.

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiary, which in turn depends on dividends paid by our subsidiaries in China, which further depends on payments from the VIEs under the contractual arrangements. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through the contractual arrangements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the contractual arrangements may be seriously hindered. In addition, if our existing subsidiaries in China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiary in China, the VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that the PRC government will not intervene or impose restrictions on cash transfer between us, our subsidiaries and the VIEs. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to strengthen its capital controls and dividends and other distributions of our subsidiaries in China may be subjected to tighter scrutiny and may limit the ability of our Cayman Islands holding company, to use capital from our subsidiaries in China, which may restrict our ability to satisfy our liquidity requirements.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends our subsidiary in China pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10% unless a tax treaty or similar arrangement provides otherwise. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes and unless a tax treaty or similar arrangement provides otherwise, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including the ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs.

We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIEs and their subsidiaries hold a significant portion of our assets in China. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our and the VIEs’ controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our and the VIEs’ business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our and the VIE’ business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of State Administration for Market Regulations (the “SAMR”). We and the VIEs generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We and the VIEs have three major types of chops, corporate chops, contract chops and finance chops. We and the VIEs use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We and the VIEs use contract chops for executing leases and commercial contracts. We and the VIEs use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our and the VIEs’ legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and the VIEs are generally held by the relevant entities so that documents can be executed locally. Although we and the VIEs usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and VIEs and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our and the VIEs’ chops, we and the VIEs generally have them stored in secured locations accessible only to the designated key employees of our and the VIEs’ legal, administrative or finance departments. Our and the VIEs’ designated legal representatives generally do not have access to the chops. Although we and the VIEs have approval procedures in place and monitor our and the VIEs’ key employees, including the designated legal representatives of our subsidiaries and the VIEs and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our and the VIEs’ key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the VIEs and their subsidiaries with contracts against our interests, as we and the VIEs would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our and the VIEs’ chops or signatures of our and the VIEs’ legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we and the VIEs would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our and the VIEs’ chops and seals or other controlling intangible assets for whatever reason, we and the VIEs could experience disruption to our and the VIEs’ normal business operations. We and the VIEs may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our and the VIEs’ operations, and our and the VIEs’ business and operations may be materially and adversely affected.

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations which may not be as effective as direct ownership in exercising operational influence.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders to operate our value-added telecommunications business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs accounted for a significant portion of our net revenues in 2020, 2021 and 2022. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with significant influence over the VIEs. Any failure by the VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in ensuring our significant influence over the relevant portion of our business operations as direct ownership would be.

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

Any failure by the VIEs and their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the VIEs and their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

All of the contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIEs” in this annual report. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the VIEs owe additional taxes, which could negatively affect our and the VIEs’ business, financial condition, and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We and the VIEs could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if our WFOEs request the shareholders of the VIEs to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject our WFOEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our and the VIEs’ financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We currently conduct our operations in China through our PRC subsidiaries and the VIEs through our contractual arrangements with them and their respective shareholders. As part of these arrangements, certain assets, licenses and permits that are material to our and the VIEs’ business operations are held by the VIEs and their subsidiaries, such as value-added telecommunications business license. The contractual arrangements contain terms that specifically obligate shareholders of the VIEs to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our and the VIEs’ business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our and the VIEs’ business as well as constrain our growth.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders collectively own an aggregate of 73.3% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our and the VIEs’ business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the automotive market, which could harm our and the VIEs’ business.

Substantially all of our and the VIEs’ operations are conducted in China, and substantially all of our net revenues are derived from China. Accordingly, our and the VIEs’ business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, including but without limitations, those affecting the automotive industry in China, could adversely affect the economy in China or our and the VIEs’ business. For example, the CBIRC, promulgated the Interim Measures for Administration of Internet Loans Issued by Commercial Banks (the “Commercial Banks Online Lending Measures”) in July 2020, and the Circular on Further Regulating the Internet Loan Business of Commercial Banks (“Circular 24”) in February 2021. The Commercial Banks Online Lending Measures, as well as Circular 24, set several rules for commercial banks to collaborate with external institutions on online lending, which may affect our cooperation with commercial banks in China.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may reduce our net revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our and the VIEs’ business, prospects, financial condition and results of operations.

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

Uncertainties with respect to the PRC legal system could have a material adverse on us and the VIEs.

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

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we and the VIEs may enjoy in the PRC than under some more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner, or at all) that may have retroactive effect. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our and the VIEs’ ability to enforce our and their contractual or tort rights, respectively. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us or the VIEs. Such uncertainties may therefore increase our and the VIEs’ operating expenses and costs, and materially and adversely affect our and the VIEs’ business and results of operations.

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Any such actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries in China or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, foreign investment limitations, and other matters.

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our subsidiaries in China and the VIEs’ compliance with such regulations or interpretations. As such, our subsidiaries in China and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which adopts a filing-based regulatory regime for direct and indirect overseas offering and listing of securities of PRC domestic companies. At the press conference held for the Overseas Listing Trial Measures on the same date, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately and shall be required to file with the CSRC upon the occurrence of certain subsequent matters, such as follow-on offerings of securities. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company, our WFOEs, the VIEs and their subsidiaries, are not required to obtain permission from the CSRC to maintain our listing status on U.S. exchange, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval to maintain our listing status on U.S. exchanges or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such listing status, we may face adverse actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our subsidiaries in China or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, we or the VIEs have not received any inquiry, notice, warning, or sanctions regarding our corporate structure, contractual arrangements and the VIEs’ operations from the CSRC, CAC or any other PRC government authorities.

The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. We completed our initial public offering on November 23, 2018.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines, which will take effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we, our WFOEs and the VIEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we, our WFOEs or the VIEs fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, our WFOEs and the VIE, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us, our WFOEs and the VIEs that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we, our WFOEs and the VIEs may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a company in China engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we and the VIEs’ are required to comply with these requirements and fail to do so on a timely basis, if at all, our and the VIEs’ business operation, financial condition and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which will come into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Provisions on Confidentiality and Archives Administration have not yet become effective, and there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us and the VIEs. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security (Draft for Comments), are required for our listing status or future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “— Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIEs’ business.” Given the current regulatory environment in China, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject us and the VIEs to any future actions within the discretion of PRC authorities.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”), issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“SAT Circular 82”), which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The SAT issued a bulletin in August 2011 to provide more guidance on the implementation of SAT Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the SAT on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offering of securities to make loans to or make additional capital contributions to our PRC subsidiaries and the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and the VIEs, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or the VIEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries and the VIEs cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange (“SAFE”) via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“SAFE Circular 16”), effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. In October 2019, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment (“SAFE Circular 28”), pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border Renminbi Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China (the “PBOC”), the NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the CBIRC and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with capital denominated in Renminbi in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant.

Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If the VIEs require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities in China, which may adversely affect our and the VIEs’ business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our and the VIEs’ PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our and the VIEs’ business.

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

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer that is a tax resident of the other contracting party to the tax treaty and also the beneficial owner of the relevant dividends needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer should be a company as provided in the tax treaty, (2) the taxpayer must directly own the required percentage of equity interests and voting rights in the PRC subsidiaries, and (3) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Additionally, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status. The SAT promulgated the Announcement on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which further clarified and supplemented the application of the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”), in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and the Announcement on How to Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting party is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.

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

In February 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect in December 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated net revenues generated by the VIEs for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated net revenues generated by the VIEs not paid to our PRC subsidiaries and net revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such net revenues. As a result, our and the VIEs’ business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and the VIEs in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially our WFOEs, in turn depends on the service fees paid by the VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the PBOC has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, the ADS in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from offerings of securities into Renminbi for our and the VIEs’ operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of the ADS in U.S. dollars without giving effect to any underlying change in our and the VIEs’ business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Moreover, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the anti-monopoly law enforcement agency. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. Furthermore, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited. Moreover, in December 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for Security Review of Foreign Investment, any foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment in Value-added Telecommunications Companies” in this annual report.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (“SAFE Circular 37”), effective in July 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our and the VIEs’ business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIEs’ business.

We and the VIEs are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet and mobile platforms as well as cybersecurity. The PRC regulators, including the MIIT and the CAC, have been increasingly focused on regulation in the areas of cybersecurity and data protection and governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data, which require certain authorization or consent from users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. The MIIT issued the Order for the Protection of Telecommunications and Internet User Personal Information on July 16, 2013, requiring internet service providers to establish and publish protocols relating to the collection or use of personal information, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Institutions and their employees are prohibited from selling or otherwise illegally disclosing a person’s personal information obtained during the course of performing duties or providing services. Pursuant to the PRC Cybersecurity Law, effective on June 1, 2017, network operators are required to fulfill certain obligations to safeguard cyber security and enhance network information management. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to internet information security and privacy protection” in this annual report.

Moreover, existing PRC privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. These developments could adversely affect our and the VIEs’ business, operating results and financial condition. Any failure or perceived failure by us or the VIEs to comply with new or existing PRC privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business. For example, on June 10, 2021, the Standing Committee of the National People’s Congress (the “Standing Committee of the NPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

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

On October 29, 2021, the CAC publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer was adopted on July 7, 2022 and will take effect on September 1, 2022.

On November 14, 2021, the CAC publicly solicited opinions on the Administrative Measures for Internet Data Security (Draft for Comments) (the “Draft Measures for Internet Data Security”), which requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report for the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Measures for Internet Data Security has not been formally adopted. However, if the Draft Measures for Internet Data Security were to be enacted in the current form, we, as an overseas listed company, will be required to conduct an annual data security review and comply with the relevant reporting obligations. Furthermore, according to the Draft Measures for Internet Data Security, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, (2) data processors that handle the personal information of more than one million people intends to be listed abroad, (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security, and (4) other data processing activities that affect or may affect national security. It remains uncertain whether the requirement of cybersecurity review applies to follow-on offerings of securities by an overseas-listed online platform operator that possesses personal data of more than one million users. We completed our initial public offering on November 23, 2018, and the ADSs have been listed on Nasdaq Capital Market since November 2018. Considering the substantial uncertainties existing with respect to the enactment timetable, final content, interpretation and implementation of the Draft Measures for Internet Data Security, in particular with respect to the explanation or interpretation for “affects or may affect national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security, thus subjecting us to a cybersecurity review. As of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we shall be subject to a cybersecurity review.

On December 28, 2021, the CAC and 12 other government authorities published the Measures for Cybersecurity Review, which took effect on February 15, 2022. The Measures for Cybersecurity Review provides that certain operators of critical information infrastructure purchasing internet products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information system which may endanger national security, people’s livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administrative departments of each critical industry and sector, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the Measures for Cybersecurity Review is relatively new and the determination of “affecting national security” are subject to further explanations and interpretations, there remain uncertainties as to whether our data processing activities may be deemed to affect national security and whether we would be required to apply for a cybersecurity review. In light of such uncertainties in relation to the interpretations and implementation of Measures for Cybersecurity Review, we cannot predict the impact of the Measures for Cybersecurity Review and will continue to closely monitor and assess the statutory developments in this regard. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” and we may be subject to cybersecurity review procedure before making certain purchases of network products and services, which could lead to adverse impacts on our business and a diversion of time and attention of our management and our other resources. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements of the PRC, the relevant governmental authorities may conduct investigations, levy fines, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition. Currently, the cybersecurity laws and regulations in force have not directly affected our or the VIEs’ business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the Measures for Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we, our subsidiaries and the VIEs have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we, our subsidiaries and the VIEs have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this annual report, the applicable PRC laws on cybersecurity currently in effect would have a material adverse impact on our and the VIEs’ business.

Complying with these obligations concerning data protection and cybersecurity could cause us and the VIEs to incur substantial costs. As the interpretation and application of cybersecurity laws, regulations and standards of the PRC are still uncertain and evolving, we and the VIEs may be required to make further adjustments to our and the VIEs’ business practices to comply with the enacted form of the laws, which may increase our and the VIEs’ compliance cost and adversely affect our business performance. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our and the VIEs’ business.

Moreover, we and the VIEs may not disclose any personal data or information, unless required by the competent PRC authorities through certain procedures required by the laws, for the purpose of, among others, safeguarding the national security, investigating crimes, investigating infringement of information network communications rights, or cooperating with the supervision and inspection of telecommunications regulatory authorities. Failure to comply with these requirements could subject us and the VIEs to fines and penalties.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE in February 2012 (“SAFE Circular 7”), a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of  “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange—Share Option Rules” in this annual report.

Labor contract laws in China may adversely affect our and the VIEs’ results of operations.

The current PRC labor contract law imposes considerable liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we and the VIEs decide to significantly change or decrease our and the VIEs’ workforce, the Labor Contract Law could adversely affect our and the VIEs’ ability to enact such changes in a manner that is most advantageous to our and the VIEs’ business or in a timely and cost-effective manner, thus materially and adversely affecting our and the VIEs’ financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our and the VIEs’ business and profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our and the VIEs’ employees. It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our and the VIEs’ profitability and results of operations. If we and the VIEs are subject to late fees or fines in relation to the underpaid employee benefits, our and the VIEs’ financial condition and results of operations may be adversely affected.

Failure to make adequate contributions to various mandatory social security plans and withhold individual income tax as required by PRC regulations may subject us and the VIEs to penalties.

PRC laws and regulations require us and the VIEs to pay several statutory social welfare benefits for our and the VIEs’ employees, as applicable, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. PRC laws and regulations also require us and the VIEs to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our and the VIEs’ failure in making contributions to various mandatory social security plans, withholding individual income tax and in complying with applicable PRC labor-related laws may subject us and the VIEs to late payment penalties. With respect to the underpaid statutory social welfare benefits, we and the VIEs may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we and the VIEs may be required to make up sufficient withholding and pay late fees and fines. If we and the VIEs are subject to late fees or fines in relation to the failure in making contributions to various mandatory social security or withholding individual income tax, our and the VIEs’ financial condition and results of operations may be affected.

Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.

The HFCA Act was enacted on December 18, 2020. Trading in our securities on U.S. markets, including the over-the-counter market, may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work.

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On August 26, 2022, the PCAOB signed a Statement of Protocol (the “Protocol”) with the CSRC and Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Protocol sets forth, among other terms, that (1) the PCAOB has independent discretion to select any issuer audits for inspection or investigation, (2) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated, (3) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act of 2002, and (4) the PCAOB inspectors can see audit work papers without redactions. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for the fiscal year of 2022. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “commission-identified issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and as of the date of this annual report, Marcum Asia is not included in the 2021 Determinations.

Notwithstanding the foregoing, our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. If, in the future, we have been identified by the SEC for two consecutive years as a “commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Regulation and censorship of information disseminated over the internet in China may adversely affect our and the VIEs’ business and reputation and subject us and the VIEs to liability for information displayed on our and the VIEs’ website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our and the VIEs’ website is found to be in violation of any such requirements, we and the VIEs may be penalized by relevant authorities, and our and the VIEs’ operations or reputation could be adversely affected.

There are difficulties in bringing actions and enforcing foreign judgments in China against us, our management or our assets.

We are incorporated in the Cayman Islands, but most of our, our subsidiaries’ and the VIEs’ operations are conducted in China and most of our, our subsidiaries’ and the VIEs’ assets are located in China. In addition, most of our directors and officers are nationals and/or residents of the PRC, and all or a substantial portion of their assets are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights or have a claim against us, either under United States federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for our shareholders to effect service of process upon us or those persons in China. As advised by our PRC legal counsel, China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a China court.

Risks Related to Our Securities, including the ADSs

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

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us and the VIEs or our industry, and users of our and the VIEs’ online platform;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in automobile industry;
●	announcements by us, the VIEs or our and the VIEs’ competitors of new automobile services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us and the VIEs;
●	additions or departures of our and the VIEs’ key personnel and senior management;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	sales or perceived potential sales of additional Class A ordinary shares, the ADSs and the ADSs issuable upon the exercise of the Warrants.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our and the VIEs’ results of operations. Any such class action suit, whether or not successful, could harm our and the VIEs’ reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our and the VIEs’ financial condition and results of operations.

If we fail to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs could be subject to delisting.

The ADSs are currently listed on the Nasdaq Capital Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Capital Market. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On February 17, 2023, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per ADS had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until August 16, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. To regain compliance, the closing bid price per ADS must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to August 16, 2023. In the event that we do not regain compliance by August 16, 2023, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180-calendar-day compliance period if we meet the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of our intention to cure the deficiency.

We have not regained compliance with the minimum bid price requirement as of the date of annual report. We are closely monitoring the bid price of the ADSs, and may consider available options, such as an adjustment of the ADS-to-Class A ordinary share ratio, to increase the per ADS price of the ADSs. There can be no assurance that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance by August 16, 2023, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market, we may be subject to delisting. The delisting of the ADSs may significantly reduce the liquidity of the ADSs, cause further declines to the market price of the ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the ADSs to decline. The issuance of additional shares by us that has the effect of reducing the price of the trading price of ADSs may also prevent us from being able to maintain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2), which may result in the ADSs being suspended or delisted from the Nasdaq Capital Market. If a suspension or delisting of the ADSs were to occur, there would be significantly less liquidity in the suspended or delisted ADSs. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Wei Wen beneficially owns 71.4% of the aggregate voting power of our company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. All of the outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act, subject to certain restrictions. Sales of these shares into the market could cause the market price of the ADSs to decline. The sale of ADSs issued upon the exercise of warrant instruments could further dilute the holdings of our then existing shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our and the VIEs’ business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, the VIEs or our and the VIEs’ business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our and the VIEs’ business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of the ADSs.

On January 21, 2021, our board of directors received a preliminary non-binding proposal letter from Mr. Wei Wen, our chairman and chief executive officer, proposing a “going-private” transaction. On November 12, 2021, Mr. Wei Wen withdrew the non-binding going-private proposal, in order to open up more opportunities for our company.

We cannot assure you that Mr. Wei Wen or other members of our senior management team will not in the future propose similar going-private transactions and seek to acquire all of the outstanding ordinary shares of our company. Such transaction, whether or not consummated, may divert management focus, employee attention and resources from other strategic opportunities and from operational matters. Uncertainty about the future direction of our company may inhibit investors from buying the ADSs, which may reduce liquidity in the market for the ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our and the VIEs’ business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

We do not intend to apply for any listing of the warrant instruments issued in connection with our November 2022 Offering on any exchange or nationally recognized trading system, and we do not expect a market to develop for such warrants.

On November 25, 2022, we completed a registered direct offering (the “November 2022 Offering”) with investors for the purchase and sale of (1) 3,654,546 ADSs, (2) certain pre-funded warrants to purchase 1,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants to purchase up to 5,454,546 ADSs (the “Warrants”), to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022. We do not intend to apply for any listing of the Warrants or the Pre-Funded Warrants on Nasdaq Stock Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Warrants or the Pre-Funded Warrants. Without an active market, the liquidity of the Warrants and the Pre-Funded Warrants will be limited. Further, the existence of the Warrants and the Pre-Funded Warrants may act to reduce both the trading volume and the trading price of the ADSs.

The Warrants are speculative in nature.

For a period of five years commencing upon the date of issuance, holders of the Warrants purchased in the November 2022 Offering may exercise their right to acquire the ADSs at an exercise price of US$2.75 per share. There can be no assurance that the market price of the ADSs will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise them.

Except as otherwise provided in the Warrants or the Pre-Funded Warrants, holders of the Warrants purchased in the November 2022 Offering will have no rights as our shareholders.

The Warrants and the Pre-Funded Warrants offered in the November 2022 Offering do not confer any rights as shareholders of our company on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire the ADSs at a fixed price for a limited period of time. Specifically, a holder of the Warrants may exercise the right to acquire one ADS at an exercise price equal to US$2.75 per ADS prior to the 5th anniversary of the original issuance date, upon which date any unexercised Warrants will expire and have no further value. A holder of a Pre-Funded Warrant may exercise the right to acquire one ADS and pay a nominal exercise price at any time. Upon exercise of the Warrants, their holders will be entitled to exercise the rights of a holder of the ADSs only as to matters for which the record date occurs after the exercise date. Holders of the ADSs may only exercise their voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our and the VIEs’ business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividends may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. We cannot guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2022, and we do not expect to be classified as a PFIC for the current fiscal year.

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

While we do not expect to become a PFIC in the current fiscal year, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, we cannot assure you that we will not be a PFIC for the current fiscal year or any future fiscal year.

If we are classified as a PFIC in any fiscal year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants and on the receipt of distributions on the ADSs or ordinary shares (and, if applicable, the Warrants or the Pre-Funded Warrants) to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (1) to recognize or enforce against us or our directors or officers judgments of courts of the United States that are predicated upon the civil liability provisions of U.S. securities laws, or (2) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without re-trial of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

The depositary for the ADSs gave us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under the terms of the deposit agreement, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution other than cash available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that, as a holder of ADSs, you may not receive the distributions we make on our Class A ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the U.S. federal securities laws), may only be instituted in a state or federal court in the city of New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Such exclusive jurisdiction may, among other things, discourage lawsuits against or involving us or the depositary, lead to increased costs to bring a claim or limit your ability to bring a claim in a judicial forum you find favorable. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the U.S. federal securities laws.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. In addition, ADS holders may not be able to cancel their ADSs and withdraw Class A ordinary shares when they owe money for fees, taxes and similar charges.

We have not determined a specific use for a portion of the net proceeds from the November 2022 Offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of the November 2022 Offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the November 2022 Offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of the ADSs, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We commenced our automobile group-purchase facilitation business in 2010. We began our auto show business in the fourth quarter of 2016, and we expanded our auto shows to tier-3 and below cities in 2017.

We conduct our business through our subsidiaries and the VIEs in China. Over the past few years, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.
●	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”), through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”), based on a series of contractual arrangements.
●	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunications services, we carry out our business in China through the VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements, as revised from time to time, were most recently revised in February 2023. In June 2018, we, through Chema Beijing, entered into a series of contractual arrangements with (1) Tansuojixian Beijing, and (2) the shareholders of Tansuojixian Beijing, to obtain effective control of Tansuojixian Beijing and its subsidiaries. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

Since our incorporation of TuanChe Limited in 2012, we have raised approximately US$135.6 million in equity financing from our dedicated group of investors:

●	Series A financing. In March 2013, we raised an aggregate of US$700,000 from the issuance of 2,828,393 and 16,970,357 Series A preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively.
●	Series B financing. In September 2013, we raised an aggregate of US$5,564,856 from the issuance of 4,142,781 and 8,285,562 Series B-1 preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively, and the issuance of 18,193,772 and 4,548,443 series B-2 preferred shares to BAI GmbH and K2 Partners II L.P., respectively.
●	Series C financing. In August 2014, we raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares, 5,643,437 Series C-2 preferred shares to BAI GmbH, and 27,765,278 Series C-2 preferred shares to Highland 9 — LUX S.à.r.l. In September 2015, Highland 9 — LUX S.à.r.l. transferred such Series C-2 preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership, and 483,702 Series C-2 preferred shares to China Equities HK Limited.
●	Series C+ financing. In June 2017, we raised an aggregate of US$8,682,770 from the issuance of in total 12,593,555 Series C+ preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership, K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, and AlphaX Partners Fund I, L.P. On December 21, 2015, we entered into a convertible loan agreement with Lanxi Puhua Juli Equity Investment L.P. (“Lanxi Puhua”), in the amount of RMB30.0 million. On August 18, 2017, we issued 6,261,743 Series C+ preferred shares to Puhua Group Ltd, a company designated by Lanxi Puhua, at nominal value, pursuant to the loan agreement and a share purchase agreement dated June 16, 2017.
●	Convertible note financing. In August 2017, we raised an aggregate principal amount of US$6,300,000 through issuing notes to AlphaX Partners Fund I, L.P., K2 Partners III Limited and K2 Family Partners Limited, and Hongtao Investment-I Ltd (formerly known as Eager Info Investments Limited) pursuant to certain convertible note purchase agreements. In June 2018, the convertible notes were converted into an aggregate of 3,965,043, 1,201,528 and 2,403,057 Series C-4 preferred shares, respectively, all at a conversion price of US$0.8322734 per share.

●	Series D-1 financing. In June 2018, we raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares to ACEE Capital Ltd. and Honour Depot Limited, respectively.
●	Series D-2 financing. In September 2018, we raised US$50,000,000 from the issuance of 20,630,925 Series D-2 preferred shares to Beijing Z-Park Fund Investment Center (Limited Partner). In October 2018, we raised US$2,300,000 from the issuance of 949,023 Series D-2 preferred shares to Beijing Shengjing Fengtai Innovation Investment Center (Limited Partner).
●	Initial public offering. In November 2018, we completed an initial public offering of 2,600,000 ADSs, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.
●	November 2022 Offering. On November 25, 2022, we completed a registered direct offering with investors for the purchase and sale of (1) 3,654,546 ADSs, (2) certain pre-funded warrants to purchase 1,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants to purchase up to 5,454,546 ADSs (the “Warrants”), to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.6 million after deducting placement agent fee and the offering expenses payable by us.

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunications service businesses. We conduct our operations in the PRC through our subsidiaries and the VIEs and their subsidiaries. We exert significant influence over the VIEs through a series of contractual arrangements among our WFOEs, the VIEs and their respective shareholders.

The contractual arrangements, as described in more detail below, collectively allow us to:

●	exert significant influence over each of the VIEs and their respective subsidiaries;
●	receive substantially all of the economic benefits of the VIEs; and
●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of the VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their respective subsidiaries, and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements, provided that we meet the conditions for consolidation under U.S. GAAP.

We listed the ADSs on the Nasdaq Capital Market under the symbol “TC” on November 20, 2018 and completed an initial public offering of 2,600,000 ADSs on November 23, 2018, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On November 25, 2022, we completed a registered direct offering with investors for the purchase and sale of (1) 3,654,546 ADSs, (2) the Pre-Funded Warrants in lieu of the ADSs being offered, and (3) the Warrants, to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.6 million after deducting placement agent fee and the offering expenses payable by us.

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

Nasdaq Listing Standards Compliance

On February 17, 2023, we received a notice from Nasdaq that we have failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until August 16, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. If we fail to regain compliance by August 16, 2023, we may be subject to delisting, or, subject to certain conditions, transfer the listing of the ADSs to the Nasdaq Capital Market. To regain compliance, the closing bid price per ADS must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to August 16, 2023. In the event that we do not regain compliance by August 16, 2023, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180-calendar-day compliance period if we meet the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of our intention to cure the deficiency.

We have not regained compliance with the minimum bid price requirement as of the date of annual report. We are closely monitoring the bid price of the ADSs, and may consider available options, such as an adjustment of the ADS-to-Class A ordinary share ratio, to increase the per ADS price of the ADSs.

B.    Business Overview

We operate the following businesses:

●	Offline marketing solutions. We and the VIEs turn individual and isolated automobile purchase transactions into large-scale collective purchase activities through our auto shows. By attracting a large number of consumers, these events serve as integrated marketing solutions to industry customers, which include automakers, franchised dealerships, secondary dealers and automotive service providers. We and the VIEs enable interactions between large numbers of participants on both sides of a potential transaction, creating a “many-to-many” environment, within a short period of time, thus enhancing the value we and the VIEs offer to both consumers and industry customer participants of our offline events. We and the VIEs organize auto shows and charge industry customers for booth spaces in the auto shows. In addition, we and the VIEs have developed special promotion event services to better support industry customers in organizing their special promotion events through various integrated services, including event planning and executing, marketing training and onsite coaching. We and the VIEs charge fixed service fees for special promotion event services.
●	Referral service for commercial bank. We and the VIEs collaborate with and facilitate a commercial bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. We and the VIEs charge the bank service fees for approved loan applications. We and the VIEs ceased to operate the referral services in 2022.
●	Online marketing services and others. We and the VIEs provide online marketing services for our industry customers to increase the efficiency and effectiveness of their marketing campaigns.

Our and the VIEs’ business model features the integration of two complementary elements: our and the VIEs’ online platform and offline events. The online platform consists of our and the VIEs’ website, tuanche.com, official WeChat account, WeChat mini-program and mobile applications. Together, these channels promote our and the VIEs’ offline events and serve as a consumer acquisition tool for the offline events. Our and the VIEs’ offline events provide consumers physical access to a broad selection of automobiles and serve as a gateway to useful data from consumer participants who have not previously entered their information on our and the VIEs’ online platform. With our and the VIEs’ data analytics capabilities, these data enhance our and the VIEs’ understanding of the automobile demand in various localities and continuously improve the effectiveness of our and the VIEs’ event planning.

We, together with the VIEs, complement our and the VIEs’ service offerings by collaborating with service and product providers in China’s automotive industry, such as aftermarket service providers, financial institutions, and insurance companies. By extending our and the VIEs’ services beyond automobile purchases, we, together with the VIEs, offer consumers one-stop end-to-end shopping experience, establish ongoing relationships with consumers, and attract new consumers who are contemplating automobile purchases. As our and the VIEs’ consumer base increases, we believe more automakers and auto dealers are incentivized to become our and the VIEs’ industry customers, which leads to a broader selection of automobiles and more favorable pricing terms for our and the VIEs’ consumers, driving a self-reinforcing virtuous cycle.

We announced our plan to expand into the NEV industry in January 2021, and we recently announced our strategic collaboration with YangMing New Energy Technology (“YangMing”), Beijing S-TECH Technology (“S-TECH”) and IAT Automobile Technology Co., Ltd. (Shenzhen Stock Exchange: 300825) (“IAT”) to explore opportunities in and strengthen our capabilities in the NEV industry. Pursuant to the collaboration agreements, we will collaborate with YangMing to research EV batteries and strengthen our supply chain capacity, with S-TECH to leverage its technologies for our vehicle model development, and with IAT on, among others, vehicle and component research and development, manufacturing and software development.

We, together with the VIEs, have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we and the VIEs began the group-purchase facilitation service where we and the VIEs gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships that we and the VIEs built through the group-purchase facilitation service and the operational capabilities that we and the VIEs accumulated through organizing offline events, we, together with the VIEs launched the auto show business in the last quarter of 2016. In 2020, 2021 and 2022, we and the VIEs organized 449, 450 and 150 auto shows, respectively. The total number of automobiles sales transactions we and the VIEs facilitated was 140,264, 104,689 and 22,176 in 2020, 2021 and 2022, respectively. The total GMV of all automobile sales transactions we and the VIEs facilitated was approximately RMB14.6 billion and RMB3.4 billion (US$0.5 billion) in 2021 and 2022, respectively. In January 2019, we, together with the VIEs, commenced special promotion event services to better support our and the VIEs’ industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We and the VIEs facilitated 90 special promotion events through our and the VIEs’ services in 2022.

Historically, we generated net revenues primarily through the offline events. We generated net revenue from referral services, virtual dealership, online marketing services and others, which amounted to RMB74.9 million, RMB110.7 million and RMB127.6 million (US$18.5 million) in 2020, 2021 and 2022, respectively, representing 22.7%, 31.0% and 69.7% of our net revenues for the same periods, respectively. In 2021, we ceased operation of, and did not generate any revenue from, our virtual dealership business. In 2022, we and the VIEs ceased to operate the referral services for a commercial bank. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.”

Our net revenues were RMB330.2 million, RMB357.6 million and RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. Our net loss was RMB163.5 million, RMB101.9 million and RMB158.1 million (US$22.9 million) in 2020, 2021 and 2022, respectively. Our adjusted EBITDA was RMB(141.1) million and RMB(82.9) million and RMB(65.1) million (US$(9.4) million) in 2020, 2021 and 2022, respectively. We recorded adjusted net loss of RMB145.8 million, RMB90.0 million and RMB69.5 million (US$10.1 million) in 2020, 2021 and 2022, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The decrease in our adjusted net loss from 2021 to 2022 was primarily due to (1) a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks, (2) reduced expenditures on promotion activities, and (3) a decrease in staff costs. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

Our and the VIEs’ Business Model

We, together with the VIEs, are the first company in China to provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution, according to the iResearch report. This business model features high sales conversion effectiveness and efficiency, delivering a high and measurable return on investment for our and the VIEs’ industry customers relative to their overall marketing expenditures. We, together with the VIEs, offer marketing solutions by integrating our online platform and offline sales events. Our online platform, which consists of our tuanche.com website, apps, official WeChat account, WeChat mini-programs, Cheshangtong, and other mobile outlets, serves as a platform for consumer acquisition and management. Our and the VIEs’ offline events bring consumers, auto dealers, automakers, and automotive service providers together to promote in-person interactions and direct comparisons across a broad selection of vehicles and related service offerings. The integration of these two components is essential to our and the VIEs’ ability to offer comprehensive and efficient automobile transaction experiences for all participants, including consumers, automakers, auto dealers, and automotive service providers. The chart below illustrates our business model for our integrated marketing solutions:

Our and the VIEs’ Consumers

We, together with the VIEs, use both online and offline channels to effectively attract automobile consumers to participate in auto shows.

Online. Our and the VIEs’ own online channels consist of the tuanche.com website, our and the VIEs’ mobile apps, our and the VIEs’ official WeChat account and WeChat mini-program. As of December 31, 2022, we have created customized city homepages for over 331 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2022, over 2.8 million consumers have entered their information on our and the VIEs’ online platform. In 2020, 2021 and 2022, the average monthly unique visits to our online platform was 4.4 million, 3.1 million and 1.5 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our and the VIEs’ mobile apps or subscribe to our and the VIEs’ official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our and the VIEs’ offline events. Users may also indicate the brand and model they prefer, which helps us and the VIEs better understand the potential needs of the consumer participants at our and the VIEs’ offline events.

We and the VIEs also utilize online channels owned by others to attract prospective consumer participants to our and the VIEs’ offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our and the VIEs’ offline events.

In 2020, 2021 and 2022, we, together with the VIEs, attracted approximately 3.1 million, 3.0 million and 4.0 million consumers to sign up for our and the VIEs offline events through our and the VIEs’ online channels, respectively.

Offline. We and the VIEs work with various offline partners to attract participants to our and the VIEs’ offline events, such as traditional print media, television, radio, and billboards in the streets and subway stations. We and the VIEs also rely on word-of-mouth referral by consumers who have participated in our and the VIEs’ events in the past.

We and the VIEs continue to evolve marketing strategies as needed for different locations. For example, in lower tier cities, we and the VIEs have historically spent more on offline consumer acquisition channels. However, with the rising popularity of smartphones in those smaller cities, we and the VIEs are able to and will continue to convert offline traffic into online data by encouraging participants at our and the VIEs’ offline events in tier-3 and below cities to scan our and the VIEs’ QR code and indicate their automobile purchase plans or preferences. Leveraging our and the VIEs’ big-data technologies, we and the VIEs are able to analyze the data and gain a better understanding of users’ interests in a particular region, which enables us and the VIEs to adjust sales and marketing plans accordingly, maximizing sales conversion rate during our and the VIEs’ offline events.

Our and the VIEs’ Industry Customers

Our and the VIEs’ industry customers include a variety of businesses within China’s automotive industry, including automakers, franchised dealerships, secondary dealers, aftermarket service providers and others providing automotive services, such as insurance companies and financial institutions. We generate our net revenues primarily from our and the VIEs’ industry customers that pay for booth spaces at the auto shows. We and the VIEs determine the amount we and the VIEs charge primarily based on locations and sizes of exhibition booths.

As of December 31, 2022, we and the VIEs had served over 3,112 industry customers in China, covering over 110 domestic and international automobile brands. We and the VIEs facilitated the sale of 22,176 automobiles for our and the VIEs’ industry customers in 2022, with a GMV of approximately RMB3.4 billion (US$0.5 billion). In 2020, our top 20 industry customers collectively contributed to approximately 14.6% of our total net revenues with the largest customer accounting for approximately 2.6%. In 2021, our top 20 industry customers collectively contributed to approximately 11.3% of our total net revenues with the largest customer accounting for approximately 2.7%. In 2022, our and the VIEs’ top 20 industry customers collectively contributed to approximately 55.3% of our total net revenues with the largest customer accounting for approximately 24.1%.

Our and the VIEs’ Services

Offline Marketing Solutions

Auto shows

We, together with the VIEs, organize auto shows to create a many-to-many consumption environment for prospective local consumers. Our and the VIEs’ sales-oriented auto shows aim at facilitating successful transactions in a highly efficient and effective manner. We, together with the VIEs, enable industry customers to display a large number of products within a short period of time at a reasonably low cost to an otherwise fragmented consumer base. We and the VIEs charge participating industry customers for booth spaces, and the amount is determined by the locations and sizes of their requested exhibition booths. Usually the larger the area an industry customer wishes to occupy, and the closer the location is to the main entrance, the more we and the VIEs charge.

Traditionally, due to inadequate information access, individual automobile consumers often encounter the hassle of bargaining and are rarely confident that they have obtained an optimal price. To solve this problem, before each auto show, we and the VIEs pre-negotiate prices with local participating dealerships and automakers, which then generally offer favorable prices to consumers who purchase automobiles during our and the VIEs’ auto shows. Our and the VIEs’ industry customers typically offer the same price to every consumer at a particular auto show who purchases the same brand and model, thus offering consumers transparent pricing. During 2022, consumers who placed purchase orders during our and the VIEs’ offline events paid on average 4.5% less than the manufacturer suggested retail price. In addition, we and the VIEs also invite industry customers other than auto dealers and automakers in order to provide consumers with value-added services and products, such as insurance products, automobile accessories, and aftermarket services.

Our and the VIEs’ organization of auto shows involves four phases: (1) annual planning, (2) event request initiation, (3) event planning, and (4) event execution.

Annual planning. At the beginning of each year, we and the VIEs plan the number of auto shows we and the VIEs target to organize in each region, and the cities we and the VIEs plan to revisit and expand into. We and the VIEs also allocate budget for each region, which serves as a guideline for the specific event requests and action plans.

Event request initiation. Each auto show begins with our and the VIEs’ field employees filling out an event request. The requests outline the basic information and budget breakdown of the auto shows. These requests are first reviewed by the regional supervisors who must approve the plan before presenting them to the head of operations at our and the VIEs’ corporate headquarters. We and the VIEs involve regional supervisors because they are familiar with local situations and can ensure that the request is appropriate for that particular locality. We and the VIEs ultimately require the approval of our and the VIEs’ head of operations to make sure that our and the VIEs’ events nationwide are organized in an orderly and coordinated fashion and are in line with our and the VIEs’ overall corporate budget and strategic operation plans.

Event planning. After an event request passes the two-layered approval system, the field employees must submit specific action plans, covering our and the VIEs’ coordination plans with venue, material and service providers, with industry customers and with public security authorities. Our and the VIEs’ field employees must also indicate in the action plans the types of goods and services they need, which typically include exhibition booths and supplies, event set-up services, and event promotion services. These action plans should also include information on anticipated expenses to be paid to suppliers of these goods and services. Each action plan typically allows for miscellaneous spending which is allocated to event-day contingencies.

Event execution. After the action plans are reviewed and approved, the execution phase begins and our and the VIEs’ field employees start the coordination processes. We and the VIEs reach out to venue providers and enter into appropriate leasing arrangements. We and the VIEs engage event set-up service providers to design the layout of our and the VIEs’ auto shows and set-up procedures based on the number of industry customers we and the VIEs have solicited. Generally we and the VIEs require our and the VIEs’ event set-up service providers to purchase insurance to cover unexpected accidents during the auto shows. We and the VIEs place purchase orders for exhibition-related materials such as exhibition booth materials, water, food, and banners. At the same time, we and the VIEs work with various online and offline channels to promote our and the VIEs’ events and maximize consumer attendance.

We and the VIEs also concurrently coordinate with our and the VIEs’ industry customers. In general, we and the VIEs begin contacting industry customers 30 days before each auto show to allow them sufficient time to arrange event-day logistics since they are responsible for transporting their own vehicles or other merchandise and materials to the auto show venues. In 2016, we, together with the VIEs, introduced the “TuanChe Carnival” auto show model where we and the VIEs invited financial institutions, insurance companies, automotive service providers, car accessories manufacturers and other household goods and services providers, besides automakers and auto dealers in an effort to create a one-stop shopping experience for our consumer participants. We and the VIEs also invited provincial television and radio broadcasting media in order to gain maximum exposure in the local communities.

We and the VIEs also work with local public safety officials and hire security personnel through third-party security service providers to ensure we and the VIEs comply with relevant regulations on public gatherings and prevent any public security related issues.

In 2020, 2021 and 2022, we hosted 449, 450 and 150 auto shows across 172, 142 and 76 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2022.

The table below sets forth a breakdown of the number of cities where we and the VIEs have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2020	2021	2022
Tier-1 cities	4	4	—
Tier-2 cities	42	36	15
Tier-3 and below cities	126	102	61
Total	172	142	76

The table below sets forth a breakdown of the number of cities where we and the VIEs have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2020	2021	2022
Tier-1 cities	4	4	2
Tier-2 cities	33	30	22
Tier-3 and below cities	89	85	59
Total	126	119	83

Special promotion event services

We, together with the VIEs, began to provide special promotion event services to our and the VIEs’ industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our and the VIEs’ industry customers’ special promotion events. In 2020, 2021 and 2022, we facilitated 207, 158 and 90 special promotion events through our services, respectively. We and the VIEs typically generate net revenues from industry customers by charging fixed service fees per event.

Referral Service for Commercial Bank

In October 2019, we, together with the VIEs, commenced our and the VIEs’ referral services in collaboration with a commercial bank, where we and the VIEs facilitate the bank in expanding its cooperation with our industry customers to grow its auto loan business. We and the VIEs generate income from charging the bank service fees for approved loan applications. In 2022, we and the VIEs ceased to operate the referral services.

Online marketing services

We and the VIEs have developed our and the VIEs’ online marketing services since 2018, catering to the sales and marketing needs of automakers and auto dealers. We and the VIEs work closely with a large network of online and offline media outlets, and have access to abundant flow of information due to our and the VIEs’ social media resources. Leveraging our and the VIEs’ advanced search engine, our and the VIEs’ proprietary data analytical models and advanced digital marketing system, we and the VIEs help industry customers target consumers in an efficient, precise and low-cost manner, maximizing their abilities to acquire consumers and make sales. Our and the VIEs’ online marketing services primarily include (1) demand-side platform services, where we and the VIEs either provide online advertising services on our and the VIEs’ website or provide advertising space resale services in collaboration with third parties, such as search engines and other online advertising channels, and (2) marketing information services, through which we and the VIEs provide industry customers with individual consumers’ demands information regarding their purchase preferences for automobiles generated through our and the VIEs’ online channels upon consumers’ consent.

Other Services

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems (“social CRM cloud systems”) to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served more than 18,000 customers.

Aftermarket promotion services

Starting from August 2021, we provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period.

Virtual Dealerships

We, together with the VIEs, operated the virtual dealership business from 2018 to 2020, primarily serving automakers, franchised dealerships, and secondary dealers in tier-3 and below cities, helping them expand sales channels and source automobile inventory.

In 2020, we facilitated the sales of over 377 automobiles through the virtual dealership services with a GMV of over RMB29.1 million. We and the VIEs ceased operation of the virtual dealership business in 2021 and did not generate any revenue from the virtual dealership business for 2021 and 2022.

Sales and Marketing

We believe our and the VIEs’ brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our and the VIEs’ sales and marketing team. Our and the VIEs’ nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our and the VIEs’ offline events. As of December 31, 2022, we have established relationships with over 3,110 industry customers across China. Our and the VIEs’ head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We and the VIEs also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2022, we had 318 sales and marketing personnel across China. Depending on the size of the event, we and the VIEs assign two to five salespersons to organize and supervise a particular auto show. Our and the VIEs’ sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

Technology

We and the VIEs rely on our and the VIEs’ technologies and IT infrastructure to achieve our operational goals. Our and the VIEs’ technology development strategies focus on optimizing user experience and maximizing their willingness to participate in our and the VIEs’ offline events. Our and the VIEs’ big-data analytics technology processes data and offers precise and targeted industry analysis and projections. In particular, our and the VIEs’ big-data analytics technology is capable of determining what brands and models are more popular in a particular city or among a certain consumer income level. We and the VIEs then offer the information to our and the VIEs’ industry customers to better facilitate their understanding of the local market and help them adjust their marketing efforts. We and the VIEs also offer technological support to our and the VIEs’ industry customers in their management of purchase orders and other operational information in order to improve their operational efficiencies.

Intellectual Property

Our and the VIEs’ intellectual properties include trademarks, trademark applications related to our and the VIEs’ brands and software copyrights. We and the VIEs seek to protect our and the VIEs’ intellectual properties through a combination of trademark and copyright protection laws in China and other jurisdictions, as well as through confidentiality agreements and other measures.

As of the date of this annual report, we, together with the VIEs, hold 159 registered trademarks in China, including the “TuanChe” trademarks. As of the same date, we, together with the VIEs, have 112 registered domain names, including our main website domain names, tuanche.com, as well as one artwork copyright and 98 software copyrights in China.

Facilities

Our and the VIEs’ corporate headquarters are located in Beijing, China, where we, together with the VIEs, lease office space with an area of approximately 4,038.1 square meters as of December 31, 2022. In addition, we and the VIEs had strategically established field sales offices in 43 cities as of December 31, 2022 as support and local command centers for our and the VIEs’ auto shows in the nearby region. We believe that our and the VIEs’ existing facilities are generally adequate to meet our and the VIEs’ current needs, but we and the VIEs expect to seek additional space as needed to accommodate future growth.

Our and the VIEs’ servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a one-year term. We believe that our and the VIEs’ current facilities are adequate and that we and the VIEs will be able to obtain additional facilities, primarily through leasing, to accommodate any future expansion plans.

Competition

We believe we, together with the VIEs, are a leading omni-channel automotive marketplace in China. While our and the VIEs’ business model is both disruptive and unique, we and the VIEs could be considered to compete with Autohome, Bitauto and various local auto show and automotive related event organizers. We believe we and the VIEs’ are differentiated from our and the VIEs’ competitors mainly for two reasons: (1) our and the VIEs’ events are more sales-oriented instead of information-oriented; and (2) our and the VIEs’ business model integrates our and the VIEs’ online platform with offline events.

Employees

As of December 31, 2022, we had 431 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2022
Functional Area	Number of employees
Sales and marketing	329
General and administrative	58
Research and development	44
Total	431

Our and the VIEs’ success depends on our and the VIEs’ ability to attract, retain and motivate qualified employees. We believe that we, as well as the VIEs, maintain a good working relationship with our and the VIEs’ employees, and we and the VIEs’ have not experienced any material labor disputes as of the date of this annual report. None of our and the VIEs’ employees is represented by labor unions.

In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of our and the VIEs’ business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020, 2021 and 2022. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

Legal Proceedings

From time to time, we and the VIEs may be subject to various claims and legal actions that arise in the ordinary course of our and the VIEs’ business. Neither we nor the VIEs are not currently subject to any threatened or ongoing legal proceedings that, in the opinion of our and the VIEs’ management, may have a material adverse effect on our and the VIEs’ business, results of operations or financial condition.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Content Measures”), which was amended in January 2011. Under the Internet Content Measures, commercial internet information services operator shall obtain a license for value-added telecommunications business. The Internet Content Measures also set out certain restrictions on the provision of internet information services. For example, the internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Furthermore, administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services (the “MIAIS Regulations”), issued in June 2016 and effective in August 2016, amended in June 2022. The MIAIS Regulations were enacted to regulate mobile application information services (the “App”), the App providers (including App owners or operators) and online App stores. App service providers are required to obtain relevant qualifications pursuant to PRC laws and regulations.

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

On December 26, 2019, the State Council issued the Implementation Regulation on the Foreign Investment Law, which came into effect on 1 January 2020, The Implementation Regulation on the Foreign Investment Law further clarified relevant provisions of the Foreign Investment Law. For example, it provides that the existing foreign-invested enterprises established before the effectiveness of the Foreign Investment Law may change their organizational forms, organizational structures, etc. and go through the change of registration procedures in accordance with the Foreign Investment Law and other relevant laws and regulations at any time prior to January 1, 2025, after which the local branches of State Administration for Market Regulations (the “SAMR”), shall stop processing additional registration applications from the said enterprises, and disclose relevant information of such enterprises.

In December 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which came into effect on January 1, 2020, and the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises were suspended on the same date. Pursuant to the Foreign Investment Information Measures, from January 1, 2020 on, the foreign investors carrying out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting various reports, including the reports related to their establishments, modifications and cancellations, and their annual reports.

In December 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The Foreign Investment Security Review Mechanism (the “Security Review mechanism”), in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

Foreign Investment in Value-added Telecommunications Companies

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, respectively, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. Pursuant to the latest amendment to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in March 2022, which came into effect on May 1, 2022, several provisions, including the requirement that the primary foreign investors in a foreign-invested value-added telecommunications enterprise to have a good and profitable record and operating experience in the industry, have been deleted. Nevertheless, the Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (operational e-commerce business) promulgated by the MIIT, in June 2015, removes the restriction on foreign equity for “online data processing and transaction processing businesses (operational e-commerce business).

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business (the “MIIT Notice”). According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (1) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (2) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their provision of value-added telecommunications services; (3) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license; and (4) all value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with these requirements in the MIIT Notice and cure any non-compliance, the Ministry of Information Industry or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications service license.

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment (the “Negative List”), which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of Negative List (the “Negative List (2021 version)”), was promulgated by MOFCOM and the NDRC in December 2021 and became effective in  January 2022. The Negative List (2021 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. The Negative List (2021 version) stipulates that the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors.

Our business falls under value-added telecommunications services, which are under the “restricted category” in the Foreign Investment Catalog (as amended).

Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation

Pursuant to the Regulation on Security Administration of Large-scale Mass Activities promulgated by the State Council in September 2007 which became effective in October 2007, large-scale mass activities as mentioned in such regulation refer to the following activities that legal persons or other organizations hold for the public with the participants expected to reach 1,000 or more in any single session: sports competition, concert, music concert and other art performances, exhibition, spot sale, etc. The undertaker of large-scale mass activities (the “Undertaker”), shall be responsible for the activity’s security, with the principal of Undertaker serving as the person in charge of the security of large-scale mass activities. The Undertaker must apply for a security permit for the large-scale mass activity with the competent public security bureau at least 20 days before the date when the activity is held. For the large-scale mass activity having the expected number of participants larger than 1,000 but lower than 5,000, such security permit shall be issued by the local public security bureau of the people’s government at the county level; for the large-scale mass activity with expected number of participants over 5,000, such security permit shall be issued by the local public security bureau of the people’s government at the level of cities with district or municipalities; in case the large-scale mass activity crosses provinces, autonomous regions or municipalities, the security permit shall be issued by the public security department of the State Council. The Undertaker shall not, without permission, alter the time, location, content of a large-scale mass activity for which a security permit has been obtained, or enlarge its scale. Furthermore, the Undertaker shall immediately stop admitting people if the number of people who have entered the activity venue reaches the approved limit. In case that a public security accident or a security case occurs in the course of a large-scale mass activity, the principal of Undertaker shall immediately initiate the emergency contingency plan and report to the public security department. Any violation of the above provision may result in penalties, including but not limited to banning of such activities, fines, confiscation of illegal gains or criminal liabilities.

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

Regulations Relating to Automobile Sales

The sales of new automobiles within the territory of PRC are principally governed by the Administrative Measures for the Automobile Sales (the “Automobile Sales Measures”), promulgated by the MOFCOM in April 2017, which became effective in July 2017. Pursuant to the Automobile Sales Measures, the auto dealer shall submit its basic information to the National Automobile Circulation Information Administration System of the MOFCOM for record-filing within 90 days after its establishment, update its filing via the system within 30 days after its filed information is changed, and promptly submit the number and types of automobiles sold and other information as required via such system. The Automobile Sales Measures further stipulate that, among other things, (1) automobile suppliers and dealers shall sell automobiles, spare parts and other related products in conformity with relevant regulations and standards, and shall refrain from the sale of products prohibited by applicable laws and regulations, (2) auto dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services in their business premises, and shall not charge additional fees beyond the expressly indicated prices, (3) auto dealers shall expressly indicate the quality assurance, warranty service and other after-sales service policies of which customers should be aware in their business premises, (4) auto dealers selling household automobiles shall expressly indicate the information of policies of reparation, replacement and return applicable to household automobiles in their business premises; and (5) auto dealers shall maintain an updated and accurate record of information related to automobiles sold and the customers with a record period of no less than 10 years. Any dealer found to be non-compliant with these requirements may potentially be subject to correction order, warning and/or fines.

Regulations Relating to Advertisements

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from the State Administration for Industry and Commerce (which was integrated into the SAMR with other governmental departments in March 2018) (the “SAIC”), or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC laws and regulations set forth certain content requirements for advertisements in PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising agencies and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify the content of the advertisements against these supporting documents before publishing.

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising (the “Internet Advertising Measures”), pursuant to which internet advertisements refers to the commercial advertisement for direct or indirect marketing of goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet applications, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (1) advertisements must be identifiable and marked with the word “advertisement” to the extent that consumers are able to distinguish them from non-advertisement information; (2) sponsored search results must be clearly distinguished from organic search results; (3) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner; (4) pop-up advertisements must clearly display the close button so that internet users can close the advertisement with one click; and (5) internet information service providers who do not participate in the business activities of internet advertising but only provide internet information services for the internet advertisement are also required to stop publishing illegal advertisement if they know or should have known that the advertising via their service is illegal.

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

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The Decisions on Preserving Internet Security was enacted by the NPC, in December 2000 and was amended in August 2009, which subject violators to potential criminal punishment in China for any effort to (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security of PRC (the “MPS”), has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

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

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for data activities that may affect national security. In November 2021, the CAC released the Administrative Measures for Internet Data Security (Draft for Comments) (the “Draft Measures for Internet Data Security”). In accordance with the Draft Measures for Internet Data Security, data processors, which refers to individuals or organizations that determine the purpose and the manner of processing data, shall apply for a cybersecurity review for the following activities: (1) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (2) overseas listing of data processors which process over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures for Internet Data Security remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. The Draft Measures for Internet Data Security further requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report for the preceding year to the municipal cybersecurity department by the end of January each year. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted.  Furthermore, the Cybersecurity Review Measures, promulgated in December 2021 and effective in February 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities that affect or may affect national security shall be subject to a cybersecurity review.

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

In July 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure (the “CIIP Regulations”). Pursuant to the CIIP Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or sectors such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, malfunctioning or data leakage. The CIIP Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The CIIP Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of such critical information infrastructures. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

In July 2022, the CAC issued the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and conducts outbound transfers of personal information, or if it has cumulatively transferred personal information outbound of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. Furthermore, any entity that plans to transfer important data outside of China shall apply for a CAC security assessment. In addition, the Outbound Data Transfer Security Assessment Measures sets forth a 6-month grace period, any entity or data controller may within 6 months upon February 28, 2023, take corrective actions and apply for the CAC security assessment.

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

The Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers (the “Measures for Financial Consumer Protection”), is promulgated by the PBOC in September 2020 and came into force in November 2020. The Measures for Financial Consumer Protection provided that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and integrity, conscientiously assume primary responsibilities for protecting the legitimate rights and interests of financial consumers, and fulfill statutory obligations concerning financial consumer protection. They shall establish and improve internal control systems for financial consumer protection. When handling consumer financial information, banks and payment institutions shall follow the principles of legitimacy, justifiability and necessity, and obtain the explicit consent of financial consumers or their guardians. The Measures for Financial Consumer Protection also require banks and payment institutions to protect the personal financial information of consumers, including personal identification information, property information, account information, credit information, financial transaction information and other information that reflects the conditions of a particular individual.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which was promulgated in 2008 and last amended in 2022, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

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

In April 2018, the MOFCOM transferred the duties to promulgate rules and regulations on the operations and supervision of financial leasing enterprises to the newly founded CBIRC. It is uncertain whether the change of the authority may lead to changes in the interpretation and application of existing Administrative Measures or how any such changes might affect financial leasing enterprises. In May 2020, the CBIRC promulgated the Notice of the China Banking and Insurance Regulatory Commission on Promulgation of the Interim Measures for the Supervision and Administration of Finance Leasing Companies (the “Interim Measures for the Finance Leasing Companies”). Pursuant to the Interim Measures for the Finance Leasing Companies, the finance leasing business refers to transaction activities whereby a lessor, in accordance with the selection of lessee on seller and leased property, purchases the leased property from the seller and provides the leased property for the lessee to use, for which the lessor pays the rent, and local financial regulatory authorities at the provincial level shall be specifically responsible for the supervision and administration of finance leasing companies within their respective jurisdictions.

Regulations Relating to Financing Guarantee

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Regulations”), which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for the debt financing (including but not limited to the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

In April 2018, seven PRC regulatory agencies including the CBIRC, the NDRC and the MIIT, jointly issued four supporting documents (the “CBIRC Circular 1”), including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures cover various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions.

In October 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Supplementary Provisions”). The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.

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

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which was latest amended in November 2020 and took effect in June 2021 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC that was latest amended in October 2020 and became effective in June 2021 (the “Patent Law”), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications.

Trademark. The Trademark Law of the PRC that was latest amended in April 2019 and took effect in November 2019 (the “Trademark Law”), and its implementation rules protect registered trademarks. The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, on January 13, 2023, the CNIPA issued the Draft Revision to the Trademark Law of the People’s Republic of China (the “Draft Trademark Law”), for public comments. The Draft Trademark Law stipulate that: (1) an application for registration may not be identical to a prior trademark for the same kind of commodity that the applicant has applied for earlier, has been registered, or has been deregistered, revoked or invalidated by public notice within one year before the date of application; (2) applicants shall not apply for trademark registration in bad faith; (3) a trademark registrant shall, within the 12-month period from expiry of every five-year period with effect from the date of approval of trademark registration, explain to the CNIPA the use of the said trademark on the approved commodities or a proper reason for non-use of the said trademark.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT in August 2017, which became effective in November 2017 (the “Domain Names Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008 and amended in December 2018 (the “EIT Law”), and (2) the implementation rules to the EIT Law promulgated by the State Council in January 2008 and amended in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15%.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by SAT in April 2009 (“SAT Circular 82”), the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011 (“SAT Bulletin No. 45”), and the Notice on Issues Related To Implementation of Determination of Tax Resident Enterprise on the Basis of De Facto Management Bodies issued by the SAT in January 2014 (“SAT Bulletin No. 9”), all of which provide guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Income Tax for Share Transfers

According to the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-resident Enterprise (“SAT Bulletin 7”), promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of SAT Bulletin 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (1) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (2) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (3) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (4) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which, among others, repeals certain rules stipulated in SAT Bulletin 7 and became effective on December 1, 2017. The SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 60”), which became effective in November 2015 and was repealed in January 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 35”). SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties (“Circular 9”), which was issued in February 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account and analyzed based on specific circumstances. This Circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

In August 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (“SAFE Circular 142”), was promulgated by the General Affairs Department of SAFE, which regulates the conversion by foreign-invested enterprises of foreign currency capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines.

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

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign investment entities, and issued the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“SAFE Circular 36”). This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC if the approved principal business of the foreign-invested enterprise includes investment or it complies with certain foreign exchange procedures.

In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises (“SAFE Circular 19”), effective in June 2015 and amended in December 2019, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under SAFE Circular 142, and annulled SAFE Circular 142 and SAFE Circular 36. However, SAFE Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“SAFE Circular 16”), which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

In April 2020, SAFE promulgated the Circular on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (“SAFE Circular 8”), which promoted the nationwide reform of facilitating the payments of incomes under the capital accounts. Pursuant to SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Foreign Exchange Registration of Overseas Investment by PRC Residents

In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Roundtrip Investment Conducted by Residents in China via Special-Purpose Companies (“SAFE Circular 37”), which replaced the former circular commonly known as SAFE Circular 75 promulgated by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment (“SAFE Circular 13”), which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of the special purpose vehicle. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Share Option Rules

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals Participation in Equity Incentive Plans of Companies Listed Abroad issued by SAFE in February 2012 (“SAFE Circular 7”), PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (1) register with SAFE or its local branches, (2) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (3) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

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

Regulations Relating to M&A and Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2006 and was amended in June 2009 (the “M&A Rules”). Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC and purchase, through such enterprise, any assets of a domestic company and operate such assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

In December 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain approval from the competent governmental authorities. Besides, the foreign investors of such company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

In February 2023, approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies. The regulations will come into effect on March 31, 2023, which include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines. The Trial Measures stipulates that both direct and indirect overseas offering and listing activities are subject to regulation, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing by domestic companies apply. Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Trail Measures, no overseas offering and listing shall be made under any of the following circumstances: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

According to the Trial Measures, initial public offerings or listings in overseas markets, or subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfil the filing procedure with the CSRC within three working days the relevant application is submitted overseas or the first public disclosure of the specifics of the transaction is made by the listed company. Where a domestic company fails to fulfill filing procedure as stipulated by the Trial Measures or  offers and lists securities in an overseas market in in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the violations shall be imposed a fine of RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable shall be each imposed a fine of between RMB500,000 and RMB5,000,000.

In order to support domestic companies overseas securities offering and listing pursuant to laws and regulations, as a supplement to the Trial Measures, the CSRC, Ministry of Finance of PRC, National Administration of State Secrets Protection and National Archives Administration of China, have jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Announcement No.29 [2009] of the CSRC, hereinafter referred to as the “Provisions”). The revised Provisions  will come into effect on March 31, 2023 with the Trial Measures. The revised Provisions expands its application to cover both direct and indirect overseas offering and listing, and requires that a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that (1) contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; or (2) if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In addition, the domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation.

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the Standing Committee of NPC in July 1994 and amended in December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee for more than a month but less than a year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an employer fails to conclude a written labor contract with a worker within one year as of the date when it employs the worker, it shall be deemed to have concluded an open-ended labor contract with the latter. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010 which became effective in July 2011 and amended in 2018 (the “Social Insurance Law”), the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 and amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an on-the-job injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

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
Beijing SanguMaolu Information Technology Limited
Shenzhen Drive New Media Co., LTD
Beijing Internet Drive Technology Co., LTD
TuanYuan Internet Technology (Beijing) Co., Ltd. ("TuanYuan")
Wei Wen
Jianchen Sun
Congwu Cheng
77.59%
20%
2.41%
Chema Technology (Beijing) Co., Ltd.
Tansuojixian (Beijing) Co., Ltd.
Mr. Wei Wen
Other Existing Shareholders(1)
69.8209%
30.1791%
TuanChe Internet Information Service (Beijing) Co., Ltd. ("TuanChe Internet")
TuanChe (Beijing) Automobile Sales & Service Co., Ltd.
Equity interest
Contractual arrangements

(1)Mr. Jianchen Sun, Mr. Qiuhua Xu, Mr. Xingyu Du, Mr. Zijing Zhou, and Mr. Zhen Ye, hold a 15.2170%, 0.9972%, 13.2840%, 0.0973%, and 0.5836%, equity interest in TuanChe Internet, respectively.

The following table sets out the details of our subsidiaries, the VIEs and the subsidiaries held by the VIEs that are significant to us.

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

Our Contractual Arrangements

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunications service businesses. We conduct operations in the PRC principally through our PRC subsidiaries, the VIEs, and their subsidiaries. We have entered into a series of contractual arrangements through our WFOEs with each of the VIEs and their respective shareholders, respectively, which enable us to:

●	exercise significant influence over each of the VIEs;
●	receive substantially all of the economic benefits of the VIEs; and
●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of the VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their respective subsidiaries, and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements, provided that we meet the conditions for consolidation under U.S. GAAP.

Below is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between each of the VIEs and the applicable WFOE, the respective WFOE has the exclusive right to provide or designate any third party to provide, among other things, comprehensive business support, technical support and consulting services to the VIEs. In exchange, the VIEs pay service fees to the respective WFOE in an amount determined at such WFOE’s discretion. Without the prior written consent of the applicable WFOE, the VIEs cannot accept any consulting and/or services provided by or establish similar cooperation relationship with any third party. Such WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The agreement shall remain effective unless unilaterally terminated by such WFOE with a written notice or pursuant to other provisions of the agreement, whereas the VIEs do not have any right to unilaterally terminate the exclusive business cooperation agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among the applicable WFOE, each of the VIEs and their respective shareholders, each of the shareholders of the VIEs irrevocably granted such WFOE a right to purchase, or designate a third party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at such WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to our WFOEs (as applicable). Without the applicable WFOE’s prior written consent, the VIEs and their respective shareholders shall not enter into any major contract except for those entered in the daily business operations. Without the applicable WFOE’s prior written consent, the VIEs and their respective shareholders shall not sell, transfer, license or otherwise dispose of any of the VIEs’ assets or allow any encumbrance of any assets. The VIEs shall not be dissolved or liquidated without the written consent by the applicable WFOE. This agreement shall remain in effect and the VIEs do not have any right to unilaterally terminate the exclusive call option agreement.

Equity Pledge Agreement

Under the equity interest pledge agreement among the applicable WFOE, each of the VIEs and their respective shareholders, the VIEs’ shareholders pledged all of their equity of the VIEs to WFOEs as security for performance of the obligations of the VIEs and their respective shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney. If any of the specified events of default occurs, the respective WFOE may exercise the right to enforce the pledge immediately. Such WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on the VIEs’ shareholders and their successors. The equity pledge agreement shall remain in effect and the VIEs do not have any right to unilaterally terminate the equity interest pledge agreement.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of the VIEs, each of them irrevocably authorized the applicable WFOE to act on their respective behalf as exclusive agent and attorney, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to exercise all shareholder rights and the voting rights (including the right to sell, transfer, pledge and dispose of all or a portion of the equity interests held by such shareholder), and the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of the VIEs unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the powers of attorney. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouse. In addition, in the event that any of them obtains any equity interest in the VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

In the opinion of Shihui Partners, our PRC legal counsel, the contractual arrangements among WFOEs, the VIEs and their respective shareholders are valid, binding and enforceable under applicable PRC law currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

A.    Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2020, 2021 and 2022, we hosted 449, 450 and 150 auto shows across 172, 142 and 76 cities in China, respectively. Our auto shows offered a total of 14,341, 12,372 and 2,868 booth spaces in 2020, 2021 and 2022, respectively. The total number of automobile sales transactions we facilitated was 104,689 and 22,176 in 2021 and 2022, respectively, with a total GMV of approximately RMB14.6 billion and RMB3.4 billion (US$0.5 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB330.2 million, RMB357.6 million and RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. Our net loss was RMB163.5 million, RMB101.9 million and RMB158.1 million (US$22.9 million) in 2020, 2021 and 2022, respectively. Our adjusted EBITDA was RMB(141.1) million, RMB(82.9) million and RMB(65.1) million (US$(9.4) million) in 2020, 2021 and 2022, respectively. We recorded adjusted net loss of RMB145.8 million, RMB90.0 million and RMB69.5 million (US$10.1 million) in 2020, 2021 and 2022, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

General Factors Affecting Our Results of Operations

We, together with the VIEs, operate in China’s automotive industry, and our results of operations and financial condition are significantly affected by general factors driving this industry. With the increase in disposable income for automobile consumers, especially in lower tier cities, and declining automobile prices, automobiles have become more affordable to Chinese consumers. The urbanization of China’s population has led to infrastructure development, which makes automobiles a more desirable solution for short-distance traveling. In particular, tier-3 and below cities are experiencing, and are expected to continue to experience, a faster growth rate than tier-1 and tier-2 cities in terms of new automobile sales volume, according to the iResearch report.

Since 2020, we and the VIEs have faced continuing macroeconomic and industry-wide headwinds, such as the continuing impact of the COVID-19 pandemic and the shortage in vehicle supply caused by the global chip shortage. As a result of the government-mandated quarantine measures to contain the COVID-19 spread, we and the VIEs cancelled all offline events such as auto shows and special promotion events previously scheduled in February and March 2020, and held very few offline events in the first half of 2020, although the number of offline events picked up in the second half of 2020 as the pandemic was gradually contained in China. However, regional outbreak may occur from time to time, causing us and the VIEs to have no choice but cancel our auto shows and special promotion events. In 2021 and early 2022, the various variants of COVID-19, including Omicron and Deltacron, were spreading in many cities in China, and the local governments took strict prevention and control measures to reduce gatherings and control the spread of the virus, and as a result, we and the VIEs cancelled 157 and 109 auto shows in 2021 and 2022, respectively, in response to such control measures, which negatively impacted our business, result of operations, financial condition and liquidity. As the PRC government has relaxed quarantine measures and travel restrictions and other restrictive measures as a result of the COVID-19 pandemic since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. As of the date of this annual report, we held 80 auto shows so far in 2023. In response to the significant impact of the COVID-19 pandemic, we and the VIEs have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our and the VIEs’ geographic coverage and refining cost structures in anticipation of the overall market stagnation in the near future. For example, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2020, 2021 and 2022. We and the VIEs are closely monitoring the status of the COVID-19 pandemic to timely adjust our and the VIEs’ strategies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Scale of Our and the VIEs’ Business

The scale of our and the VIEs’ business, including the number of offline events we and the VIEs organize, the number of cities in which we and the VIEs operate, the number of automobile sales transactions we and the VIEs facilitate, and the number of industry customers we and the VIEs serve, has a significant impact on our results of operations. In 2020, 2021 and 2022, we and the VIEs organized 449, 450 and 150 auto shows, respectively. The total number of automobiles sales transactions we and the VIEs facilitated decreased from 140,264 in 2020 to 104,689 in 2021, and further to 22,176 in 2022. The total number of industry customers we and the VIEs served through our and the VIEs’ various service offerings decreased from 6,555 in 2020 to 6,097 in 2021, and further to 3,112 in 2022. As of December 31, 2020, 2021 and 2022, our and the VIEs’ sales operations cover 126, 119 and 83 cities across China, respectively. Our and the VIEs’ scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we and the VIEs operate, and the number of automobiles sold during our and the VIEs’ offline events has enabled us and the VIEs to generate a substantial amount of net revenues and to lower average fixed costs such as selling and administrative overheads. Our and the VIEs’ scale has also enabled us and the VIEs to establish an extensive network of industry customers, which is critical to our and the VIEs’ ability to expand the variety of services we and the VIEs offer and solidify our and the VIEs’ market leadership.

Pricing

Our and the VIEs’ ability to maintain or potentially increase the service fees we and the VIEs charge industry customers directly impacts our and the VIEs’ results of operations. We generate net revenues from our and the VIEs’ offline events by charging participating industry customers for booth spaces. Our net revenues for our and the VIEs’ auto show business is the product of the number of paying industry customers we and the VIEs attract for each auto show, the amount we and the VIEs charge each of those industry customers and the number of auto shows we and the VIEs host, while our net revenues for our and the VIEs’ special promotion event services depend on the number of special promotion events we and the VIEs facilitate and the amount we and the VIEs charge the industry customers for each event. While our pricing for most of our and the VIEs’ offline events is not based on the number of successful transactions, we believe our and the VIEs’ ability to bring a steady stream of purchase orders increases industry customers’ stickiness and propensity to continue using our and the VIEs’ services, which is crucial to our and the VIEs’ ability to maintain and raise overall booth space prices while retaining industry customers as we and the VIEs increase the scale of our and the VIEs’ offline events nationwide. In the long run, we and the VIEs expect to maintain and increase the prices for our and the VIEs’ booth spaces in our and the VIEs’ auto shows in all cities where we and the VIEs organize auto shows. However, as we and the VIEs expand into an increasing number of tier-3 and below cities where booth space price levels are generally lower than tier-1 and tier-2 cities, we and the VIEs may experience decline in overall price per booth at our and the VIEs’ auto shows.

In January 2020, we completed the acquisition of Longye, whose flagship software product Cheshangtong will improve the capability of our and the VIEs’ customers in consumer acquisition and management, which we believe will improve their reliance on and stickiness to our and the VIEs’ services.

Operational Efficiency

Our and the VIEs’ ability to maintain and enhance operational efficiency for our and the VIEs’ offline events directly impacts our results of operations. We depend on our and the VIEs’ standardized event planning and operating procedures and rely on skills and know-how of our and the VIEs’ employees to carry out those procedures in light of varying local conditions. As we and the VIEs expand the scale of our and the VIEs’ offline events and tap into new service offerings and regions, our and the VIEs’ ability to enhance operational efficiency by improving standardized operating procedures will be crucial in controlling our cost of sales and improving our gross margin, and our and the VIEs’ ability to streamline corporate functions and improve our and the VIEs’ administrative efficiency will contribute to a slower growth rate in our operating expenses compared to that in our net revenues.

Consumer Acquisition

Consumer acquisition affects our results of operations in two ways. On one hand, a large, high-quality, and engaged consumer base is attractive to our and the VIEs’ industry customers seeking to sell automobiles and related automotive services. On the other hand, high consumer acquisition efficiency enables us and the VIEs to control selling and marketing expenses, which mainly consist of event promotion expenses and sales employee compensation. As our and the VIEs’ business expands in scale and as our and the VIEs’ reputation grows, we expect to continue to improve our and the VIEs’ consumer acquisition efficiency by increasing word-of-mouth referrals and negotiating more favorable terms with our and the VIEs’ various online and offline channels.

Seasonality

We and the VIEs generally experience effects of seasonality primarily due to the consumption habits of Chinese automobile consumers. For example, we and the VIEs generally organize fewer offline events and generate less net revenues during the first quarter of each year than any of the other three quarters due to the effect of the Chinese New Year holidays when consumers tend to stay home with their families. In contrast, we and the VIEs  may experience higher net revenues growth during the last quarter of each year than any of the other three quarters when consumers increase their purchasing activities in preparation for the coming holiday season, subject to industry-wide and macroeconomic uncertainties beyond our and the VIEs’ control, such as general marketing conditions and government incentives or restrictions.

Non-Commercial Contingencies

Due to the nature of our and the VIEs’ business, certain contingencies and non-commercial factors, such as weather conditions and number of weekends during a specific period, may also affect our results of operations. We and the VIEs host many of offline events outdoors throughout the year. Severe weather conditions may force us and the VIEs to cancel pre-scheduled outdoor events and lower the level of industry customer attendance at the affected events, negatively impacting our net revenues. Further, our and the VIEs’ efforts to manage such weather contingencies, such as securing backup indoor venues or setting up temporary facilities, will lead to increased set-up and venue rental cost, which may negatively impact our gross profit and overall results of operations.

Because we and the VIEs generally organize offline events during weekends in order to maximize consumer attendance, the number of weekends in a particular period could affect the net revenues and our overall results of operations for that period. For example, because October 8 and 9, 2022 were converted into working days by regulation, there was one fewer weekend in the six months ended December 31, 2022 compared to the preceding half year, which negatively impacted the number of auto shows we hosted and the net revenues we generated.

Our and the VIEs’ offline events may also be halted as a result of any public health crisis. As the COVID-19 pandemic has become largely under control in China, since the end of May 2020, we and the VIEs have gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as regional COVID-19 outbreak and the nationwide relaxation of restrictive measures in response to the COVID-19 pandemic, continues to generate uncertainties over our and the VIEs’ business, results of operations, financial condition and cash flows. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income/expenses, net, change of guarantee liability, share-based compensation expenses, impairment of long-term investment, long-lived assets and goodwill and change in fair value of warrant liability. We define adjusted net loss as net loss excluding change of guarantee liability, share-based compensation expenses, impairment of long-term investment, long-lived assets and goodwill and change in fair value of warrant liability. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the years indicated.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net loss	(163,478)	(101,945)	(158,140)	(22,929)
Add:
Depreciation and amortization	7,109	7,668	4,237	614
Subtract:
Interest income/(expenses), net	2,409	625	(174)	(25)
EBITDA	(158,778)	(94,902)	(153,729)	(22,290)
Add:
Share-based compensation expenses	17,448	9,796	10,282	1,491
Change of guarantee liability	233	1,542	—	—
Impairment of long-term investment	—	700	—	—
Change in fair value of warrant liability	—	—	(11,219)	(1,627)
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill	—	—	69,853	10,128
Adjusted EBITDA	(141,097)	(82,864)	(65,070)	(9,435)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net loss	(163,478)	(101,945)	(158,140)	(22,929)
Add:
Share-based compensation expenses	17,448	9,796	10,282	1,491
Change of guarantee liability	233	1,542	—	—
Impairment of long-term investment	—	700	—	—
Change in fair value of warrant liability	—	—	(11,219)	(1,627)
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill	—	—	69,853	10,128
Adjusted net loss	(145,797)	(89,907)	(69,481)	(10,074)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from offline marketing service, referral services for commercial bank, online marketing services and other services. We also historically generated net revenues from referral services for a commercial bank. In 2020, 2021 and 2022, our net revenues were RMB330.2 million, RMB357.6 million and RMB183.2 million (US$26.6 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	250,481	75.9	242,860	67.9	53,962	7,824	29.5
Special promotion events	4,851	1.4	3,994	1.1	1,609	233	0.9
Referral service for commercial bank	18,694	5.7	67,010	18.8	44,202	6,409	24.1
Online marketing services	31,009	9.4	14,489	4.1	50,757	7,359	27.7
Other services	25,193	7.6	29,199	8.1	32,658	4,735	17.8
Total net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows and special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our and the VIEs’ auto shows. In 2020, 2021 and 2022, net revenues generated from our auto shows were RMB250.5 million, RMB242.9 million and RMB54.0 million (US$7.8 million), respectively, representing 75.9%, 67.9% and 29.5% of our net revenues for the same periods, respectively.

Special promotion event services

We and the VIEs began to provide special promotion event services to industry customers in January 2019 to better support them in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. 2020, 2021 and 2022, we facilitated 207, 158 and 90 special promotion events through our and the VIEs’ services, respectively. We typically generate net revenues by charging industry customers fixed service fees per event. In 2020, 2021 and 2022, net revenues from special promotion events were RMB4.9 million, RMB4.0 million and RMB1.6 million (US$0.2 million), representing 1.4%, 1.1% and 0.9% of our net revenues, respectively.

Referral service for a commercial bank

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we and the VIEs facilitate the bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications. In 2020, 2021 and 2022, net revenues generated from referral service for the commercial bank were RMB18.7 million, RMB67.0 million and RMB44.2 million (US$6.4 million), respectively, representing 5.7%, 18.8% and 24.1% of our net revenues for the same periods, respectively. We had ceased operation of the referral services since April 1, 2022

Online marketing services

We and the VIEs commenced live streaming promotion events services in the first quarter of 2020. For the live streaming promotion events services, we and the VIEs hold promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”) to facilitate transactions between consumers and our and the VIEs’ industry customers.We and the VIEs charge a fixed admission fee per event from industry customers for our live streaming promotion events services. We generated net revenues from online marketing services of approximately RMB31.0 million, RMB14.5 million and RMB50.8 million (US$7.4 million) in 2020, 2021 and 2022, representing 9.4%, 4.1% and 27.7% of our net revenues for the same periods, respectively.

Other services

Other services primarily include (1) customer referral services, where we and the VIEs charge a fixed rate commission fee from an auto content distribution platform by referring our and the VIEs’ industry customers to purchase the platform membership; (2) marketing information services, where we and the VIEs charge service fees based on the quantity of consumers’ demand information delivered; (3) aftermarket promotion service, where we provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period; and (4) subscription services of our and the VIEs’ social CRM cloud services. We generated net revenues from other services of approximately RMB25.2 million, RMB29.2 million and RMB32.7 million (US$4.7 million) in 2020, 2021 and 2022, representing 7.6%, 8.1% and 17.8% of our net revenues for the same periods, respectively.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, and (3) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0
Cost of revenues:
Venue set-up costs	24,725	7.5	24,119	6.7	6,505	943	3.6
Venue rental costs	33,734	10.2	33,304	9.4	9,522	1,381	5.2
Other direct costs	30,342	9.2	27,867	7.8	46,160	6,692	25.1
Total cost of revenues	88,801	26.9	85,290	23.9	62,187	9,016	33.9

Venue set-up costs

We and the VIEs engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we and the VIEs pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB24.7 million, RMB24.1 million and RMB6.5 million (US$0.9 million) in 2020, 2021 and 2022, respectively.

Venue rental costs

We and the VIEs use venues owned by third-party property owners for our and the VIEs’ auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB33.7 million, RMB33.3 million and RMB9.5 million (US$1.4 million) in 2020, 2021 and 2022, respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our and the VIEs’ offline and online events, such as security costs, direct labor costs and information acquisition costs. Information acquisition costs primarily related to costs incurred for acquiring vehicle sales leads. In 2020, 2021 and 2022, our other costs were RMB30.3 million, RMB27.9 million and RMB46.2 million (US$6.7 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB241.4 million, RMB272.3 million and RMB121.0 million (US$17.5 million) in 2020, 2021 and 2022, respectively, and our gross profit margin was 73.1%, 76.1% and 66.1% in 2020, 2021 and 2022, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0
Operating expenses:
Selling and marketing expenses	279,665	84.7	274,670	76.8	127,696	18,514	69.7
General and administrative expenses	98,820	29.9	72,788	20.4	64,708	9,382	35.3
Research and development expenses	34,267	10.4	35,651	9.9	19,799	2,871	10.8
Impairment of long-lived assets	—	—	—	—	19,743	2,863	10.8
Total operating expenses	412,752	125.0	383,109	107.1	231,946	33,630	126.6

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (1) advertising and promotion expenses, which entail expenditures related to online and offline promotion of our and the VIEs’ business, (2) sales staff compensation, (3) others, including transportation expenses incurred by our and the VIEs’ sales staff, field sales office rental expenses and call center expenses. We expect that our selling and marketing expenses will continue to increase as we and the VIEs further expand into new markets and service offerings and as we and the VIEs enhance our and the VIEs’ brand recognition. The following table sets forth the components of our selling and marketing expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0
Selling and marketing expenses:
Advertising and promotion expense	156,594	47.4	140,088	39.2	57,562	8,346	31.4
Sales staff compensation	103,786	31.4	110,680	31.0	59,667	8,651	32.6
Others	19,285	5.9	23,902	6.6	10,467	1,517	5.7
Total selling and marketing expenses	279,665	84.7	274,670	76.8	127,696	18,514	69.7

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

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0
General and administrative expenses:
Administrative staff compensation	36,752	11.1	22,520	6.3	17,741	2,572	9.7
Professional service expenses	10,509	3.2	11,172	3.1	24,111	3,496	13.2
Office expenses	13,365	4.0	12,765	3.6	9,500	1,377	5.2
Others	38,194	11.6	26,331	7.4	13,356	1,937	7.2
Total general and administrative expenses	98,820	29.9	72,788	20.4	64,708	9,382	35.3

Research and development expenses

Research and development expenses consist primarily of compensation for research and development personnel. We recorded research and development expenses of RMB34.3 million, RMB35.7 million and RMB19.8 million (US$2.9 million) in 2020, 2021 and 2022, respectively, accounting for 10.4%, 9.9% and 10.8% of our net revenues in the same periods, respectively.

Impairment of long-lived assets

Impairment of long-lived assets was in relation to property, equipment and software, intangible assets and right-of-use assets. We recorded impairment of long-lived assets of nil, nil and RMB19.7 million (US$2.9 million) in 2020, 2021 and 2022, respectively, accounting for nil, nil and 10.8% of our net revenues in the same periods, respectively.

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

PRC

Our subsidiaries and the VIEs are incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the modified PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments are granted to enterprises qualified as high and new technology enterprise (“HNTE”). In 2018, our subsidiary, TuanYuan, and the VIE, TuanChe Internet, were accredited as HNTEs, and their HNTE qualifications were renewed in 2021 for three years, which entitled them to the preferential enterprise income tax rate of 15% from 2021 to 2023, if TuanYuan and TuanChe Internet successfully meet the criteria of HNTE each year. In 2019, the VIE, Drive New Media, was accredited as HNTE and renewed its qualification in 2022 for three years, which entitled Drive New Media to the preferential enterprise income tax rate of 15% from 2022 to 2024, if Drive New Media successfully meets the criteria of HNTE each year. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our and the VIEs’ results of operations and financial condition.”

Our subsidiaries and the VIEs are subject to value-added tax at a rate of 6% on the services they provide, less any deductible value-added tax they have already paid or borne. Our subsidiaries and the VIEs are also subject to surcharges on value-added tax payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties (“SAT Circular 60”), which became effective in November 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 35”). SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. Accordingly, TuanChe Information Limited and Long Ye Information Technology Limited, our Hong Kong subsidiaries, may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	330,228	357,552	183,188	26,560
Cost of revenues	(88,801)	(85,290)	(62,187)	(9,016)
Gross profit	241,427	272,262	121,001	17,544
Total operating expenses	(412,752)	(383,109)	(231,946)	(33,630)
Net loss	(163,478)	(101,945)	(158,140)	(22,929)
Net loss attributable to the TuanChe Limited’s shareholders	(163,034)	(101,945)	(158,140)	(22,929)
Net loss attributable to the Non-controlling interest	(444)	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.54)	(0.33)	(0.49)	(0.07)
Weighted average number of ordinary shares
Basic and diluted	304,439,440	306,792,324	319,539,180	319,539,180
Non-GAAP Financial Data (1)
Adjusted EBITDA	(141,097)	(82,864)	(65,070)	(9,435)
Adjusted net loss	(145,797)	(89,907)	(69,481)	(10,074)
(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million (US$26.6 million) in 2022, primarily representing the decreases in net revenues from offline marketing services and referral service for a commercial bank.

●	Net revenues from auto show services decreased by 77.8% from RMB242.9 million in 2021 to RMB54.0 million (US$7.9 million) in 2022, primarily due to a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we organized 450 and 150 auto shows in 142 and 76 cities, offering a total of 12,372 and 2,868 booths, respectively.
●	Net revenues from special promotion event services decreased by 59.7% from RMB4.0 million in 2021 to RMB1.6 million (US$0.2 million) in 2022, primarily due to a reduced number of special promotion events held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we facilitated 158 and 90 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for a commercial bank decreased by 34.0% from RMB67.0 million in 2021 to RMB44.2 million (US$6.4 million) in 2022, primarily because we ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services increased significantly from approximately RMB14.5 million in 2021 to RMB50.8 million (US$7.4 million), primarily due to the increase in the number of live streaming events held by us and the VIEs and the newly launched online promotion services.

●	Net revenues from other services increased by 11.8% from approximately RMB29.2 million in 2021 to RMB32.7 million (US$4.7 million), primarily due to the substantial expansion of our and the VIEs’ aftermarket promotion service.

Cost of Revenues

Our cost of revenues decreased by 27.1% from RMB85.3 million in 2021 to RMB62.2 million (US$9.0 million), primarily due to the following reasons.

●	Our venue set-up costs decreased by 73.0% from RMB24.1 million in 2021 to RMB6.5 million (US$0.9 million) in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services.
●	Our venue rental costs decreased by 71.4% from RMB33.3 million in 2021 to RMB9.5 million (US$1.4 million) in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services..
●	Our other direct costs increased by 65.6% from RMB27.9 million in 2021 to RMB46.2 million (US$6.7 million) in 2022, primarily due to an increase in information acquisition costs in connection with our and the VIEs’ online marketing services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 55.6% from RMB272.3 million in 2021 to RMB121.0 million (US$17.5 million) in 2022.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 53.5% from RMB274.7 million in 2021 to RMB127.7 million (US$18.5 million) in 2022, primarily due to a decrease in advertising and promotion expenses and sales staff compensation expenses, as a result of the decrease in the number of offline events held by us and the VIEs and the adjustment of our and the VIEs’ workforce structure.

Our advertising and promotion expenses decreased by 58.9% from RMB140.1 million in 2021 to RMB57.6 million (US$8.3 million) in 2022, primarily due to the decrease in the number of offline events held by us and the VIEs during 2022. The number of cities where we have established sales operations decreased from 119 as of December 31, 2021 to 83 as of December 31, 2022.

Our sales staff compensation expenses decreased by 46.1% from RMB110.7 million in 2021 to RMB59.7 million (US$8.7 million) in 2022, primarily due to the decrease in the number of offline events held by us and the corresponding adjustment of our and the VIEs’ workforce structure.

Our selling and marketing expenses as a percentage of total net revenues decreased from 76.8% in 2021 to 69.7% in 2022, primarily because our selling and marketing expenses decreased at a larger rate than our revenue did.

General and administrative expenses

Our general and administrative expenses decreased by 11.1% from RMB72.8 million in 2021 to RMB64.7 million (US$9.4 million) in 2022, primarily due to (1) a decrease in the administrative staff compensation expenses, as a result of adjustment of our and the VIEs’ workforce structure and (2) a decrease in allowance for doubtful accounts, as a result of strengthened collection efforts of accounts receivable, partially offset by an increase in professional service expenses in connection with the November 2022 Offering. General and administrative expenses, as a percentage of total net revenues, increased from 20.4% in 2021 to 35.3% in 2022, primarily due to the decrease in our net revenues.

Research and Development Expenses

Our research and development expenses decreased by 44.5%  from RMB35.7 million in 2021 to RMB19.8 million (US$2.9 million) in 2022, primarily due to the decrease in the staff compensation expenses, as a result of the adjustment of our and the VIEs’ workforce structure.

Impairment of long-lived assets

Impairment of long-lived assets increased from nil in 2021 to RMB19.7 million (US$2.9 million) in 2022, primarily due to impairment in relation to property, equipment and software, intangible assets and right-of-use assets.

Operating Loss

As a result of the foregoing, our operating loss increased by 0.1% from RMB110.8 million in 2021 to RMB110.9 million (US$16.1 million) in 2022.

Others, net included in other income/(expenses) primarily include government grants and VAT refunds, change in fair value of warrant liability, partially offset by impairment of goodwill.

Net Loss

As a result of the foregoing, we had net loss of RMB101.9 million and RMB158.1 million (US$22.9 million) in 2021 and 2022, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 8.3% from RMB330.2 million in 2020 to RMB357.6 million in 2021, primarily representing the increase in revenue generated from our referral services as a result of our and the VIEs’ continuous and expanded collaboration with a commercial bank for our referral services.

●	Net revenues from auto show services decreased by 3.0% from RMB250.5 million in 2020 to RMB242.9 million in 2021, primarily due to the decrease in total booth offerings as a result of regional outbreak of the COVID-19 pandemic. In 2020 and 2021, we and the VIEs organized 449 and 450 auto shows in 172 and 142 cities, offering a total of 14,341 and 12,372 booths, respectively.
●	Net revenues from special promotion event services decreased by 17.7% from RMB4.9 million in 2020 to RMB4.0 million in 2021, primarily due to cancellations of certain special promotion events as a result of regional outbreak of the COVID-19 pandemic. In 2020 and 2021, we and the VIEs facilitated 207 and 158 special promotion events for industry customers, respectively.
●	Net revenues from referral service for commercial bank increased significantly from RMB18.7 million in 2020 to RMB67.0 million in 2021, primarily due to our and the VIEs’ continuous and expanded collaboration with a commercial bank and the increase in the loan matching volume from RMB1.3 billion in 2020 to RMB5.4 billion in 2021.
●	Net revenues from online marketing services decreased by 53.3% from RMB31.0 million in 2020 to RMB14.5 million in 2021, primarily due to reduction in the provision of our and the VIEs’ live streaming promotion services in response to declined marketing demands from customers as a result of the shortage in vehicle supply caused by the global chip shortage.
●	Net revenues from our other services increased by 15.9% from approximately RMB25.2 million in 2020 to RMB29.2 million in 2021, primarily due to the substantial expansion of our and the VIEs’ referral services for Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) and our aftermarket promotion service.

Cost of Revenues

Our cost of revenues decreased by 4.0% from RMB 88.8 million in 2020 to RMB85.3 million in 2021, primarily due to the following reasons.

●	Our venue set-up costs decreased by 2.5% from RMB24.7 million in 2020 to RMB24.1 million in 2021, generally in line with the decreases in net revenue from auto show services and special promotion event services.
●	Our venue rental costs decreased by 1.3% from RMB33.7 million in 2020 to RMB33.3 million in 2021, generally in line with the decreases in net revenue from auto show services and special promotion event services.
●	Our other direct costs decreased by 8.2% from RMB30.3 million in 2020 to RMB27.9 million in 2021, primarily due to the decrease in direct labor costs as a result of the decrease in the number of our employees.

Gross Profit

As a result of the foregoing, our gross profit increased by 12.8% from RMB241.4 million in 2020 to RMB272.3 million in 2021.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 1.8% from RMB279.7 million in 2020 to RMB274.7 million in 2021, primarily due to the decrease in our advertising and promotion expenses.

Our advertising and promotion expenses decreased by 10.5% from RMB156.6 million in 2020 to RMB140.1 million in 2021, primarily due to the decrease in the number of offline events we and the VIEs held during 2021, especially the decrease in the number of special promotion events from 207 in 2020 to 158 in 2021, as a result of regional outbreak of the COVID-19 pandemic. The number of cities where we and the VIEs have established sales operations decreased from 129 as of December 31, 2020 to 119 as of December 31, 2021.

Our sales staff compensation expenses increased by 6.6% from RMB103.8 million in 2020 to RMB110.7 million in 2021, primarily due to the availability of national subsidy and social insurance exemption as a result of the COVID-19 pandemic in 2020.

Our selling and marketing expenses as a percentage of total net revenues decreased from 84.7% in 2020 to 76.8% in 2021, primarily due to (1) the decrease in our selling and marketing expenses as a result of the enhanced control of our promotion expenses and (2) our net revenue growth as a result of the optimization of our revenue structure.

General and administrative expenses

Our general and administrative expenses decreased by 26.3% from RMB98.8 million in 2020 to RMB72.8 million in 2021, primarily due to (1) a decrease in staff compensation as a result of full amortization of certain share-based compensation in 2020 and (2) the decrease in allowance for doubtful accounts as a result of more robust accounts receivable management. General and administrative expenses, as a percentage of total net revenues, decreased from 29.9% in 2020 to 20.4% in 2021, primarily due to (1) the decrease in our general and administrative expenses for reasons described above and (2) our net revenue growth. We closely monitor the collection of our accounts receivable and record allowance for doubtful accounts against aged accounts receivable and specifically identified non-recoverable amounts. We may record additional allowances amid economic downturn or deteriorated financial condition of our customers that may result in impairment of their ability to make payments.

Research and Development Expenses

Our research and development expenses increased by 4.0% from RMB34.3 million in 2020 to RMB35.7 million (US$5.6 million) in 2021, primarily due to the increase in staff compensation for research and development personnel.

Operating Loss

As a result of the foregoing, our operating loss decreased by 35.3% from RMB171.3 million in 2020 to RMB110.8 million in 2021.

Others, net included in other income/(expenses) primarily include government grants and VAT refunds, partially offset by change of guarantee liability.

Net Loss

As a result of the foregoing, we had net loss of RMB163.5 million and RMB101.9 million in 2020 and 2021, respectively.

B.    Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering, the November 2022 Offering and loans from banks.

As of December 31, 2020, 2021 and 2022, we had RMB109.0 million, RMB63.5 million and RMB69.9 million (US$10.1 million), respectively, in cash and cash equivalents. As of December 31, 2020, 2021 and 2022, we held a cash balance of RMB53.2 million, RMB53.4 million and RMB61.1 million (US$8.8 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB56.7 million, RMB10.1 million and RMB8.8 million (US$1.3 million) denominated in RMB, respectively, representing 51.6%, 15.9% and 12.6% of our total cash and cash equivalents, respectively. We had time deposits of RMB45.7 million, nil and nil as of December 31, 2020, 2021 and 2022, respectively.

We have incurred recurring operating losses since our inception, including net losses of RMB163.5 million, RMB101.9 million and RMB158.1 million (US$22.9 million) in 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB88.9 million, RMB92.3 million and RMB109.7 million (US$15.9 million) in 2020, 2021 and 2022, respectively. Accumulated deficit was RMB1,141.8 million (US$165.5 million) as of December 31, 2022. As of December 31, 2022, we had a net current asset of RMB73.5 million (US$10.7 million). The COVID-19 pandemic, especially the resulting high cancellation rate of scheduled offline auto shows, negatively impacted our business operations in 2020, 2021 and 2022 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

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

In response to the impact of COVID-19, we implemented measures to adjust the pace of our and the VIEs’ business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size to control operating expenses and reduce cash used in operating activities in 2020, 2021 and 2022. With the easing of the COVID-19 pandemic and the relaxation of the related precautionary government-imposed quarantine measures, we and the VIEs are gradually resuming our daily business operations. However, regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties. In 2021 and early 2022, the various variants of COVID-19, including Omicron and Deltacron, were spreading in many cities in China, and the local governments took strict prevention and control measures to reduce gatherings and control the spread of the virus, and as a result, we and the VIEs cancelled a significant number of scheduled offline auto shows in response to such control measures, which negatively impacted our business, result of operations, financial condition and liquidity. As the PRC government has relaxed quarantine measures and travel restrictions and other restrictive measures as a result of the COVID-19 pandemic since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. As of the date of this annual report, we held 80 auto shows so far in 2023. Furthermore, as the business operations of our and the VIEs’ industry customers have also been severely disrupted, we continue to experience delays in collecting our accounts receivable since the COVID-19 outbreak, which could materially and adversely affect our liquidity.

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(88,854)	(92,255)	(109,679)	(15,901)
Net cash generated from/(used in) investing activities	37,698	47,865	(212)	(31)
Net cash (used in)/ generated from financing activities	(63)	7,000	91,241	13,228
Effect of exchange rate effect on cash and cash equivalents	(4,485)	(5,048)	(1,805)	(262)
Net decrease in cash, cash equivalents and restricted cash	(55,704)	(42,447)	(20,455)	(2,966)
Cash and cash equivalents, and restricted cash at beginning of the period	195,449	139,745	97,298	14,107
Cash and cash equivalents, and restricted cash at end of the period	139,745	97,298	76,843	11,141

Operating Activities

Cash used in operating activities was RMB109.7 million (US$15.9 million) in 2022. In 2022, the difference between our cash used in operating activities and our net loss of RMB158.1 million (US$22.9 million) resulted primarily from (1) provisions for goodwill impairment of RMB69.9 million (US$10.1 million), (2) provisions for long-lived asset impairment of RMB19.7 million (US$2.9 million), (3) share-based compensation of RMB10.3 million (US$1.5 million), (4) allowance of doubtful accounts of RMB8.1 million (US$1.2 million), and (5) a decrease in prepayment and other current assets of RMB5.2 million (US$0.7 million), partially offset by (1) a decrease in accounts payable of RMB24.3 million (US$3.5 million), (2) a decrease in advance from customers of RMB11.7 million (US$1.7 million), (3) income on changes in fair value of RMB11.2 million (US$1.6 million), (4) a decrease in other current liabilities of RMB8.0 million (US$1.2 million) and (5) a decrease in salary and welfare benefits payable of RMB6.9 million (US$1.0 million).

Cash used in operating activities was RMB92.3 million in 2021. In 2021, the difference between our cash used in operating activities and our net loss of RMB101.9 million resulted primarily from (1) allowance of doubtful accounts of RMB17.8 million, (2) share-based compensation of RMB9.8 million, (3) an increase in accounts payable of RMB7.8 million, (4) a decrease in accounts receivable of RMB6.5 million and (5) amortization of intangible assets of RMB4.1 million, partially offset by (1) a decrease in other current liabilities of RMB17.3 million, (2) a decrease in salary and welfare benefits payable of RMB13.0 million, (3) a decrease in advance from customers of RMB6.1 million and (4) an increase in prepayment and other current assets of RMB4.2 million.

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

Investing Activities

Net cash used in investing activities was RMB212.0 thousand (US$31.0 thousand) in 2022, representing purchase of property, equipment and software.

Net cash generated from investing activities was RMB47.9 million in 2021, primarily due to (1) cash of RMB45.7 million received from maturity of time deposits and (2) cash of RMB5.4 million received from disposal of long-term investments, partially offset by (1) cash of RMB2.3 million paid for long-term investments and (2) purchase of property, equipment and software, and other non-current assets of RMB1.0 million.

Net cash generated from investing activities was RMB37.7 million in 2020, primarily due to (1) cash of RMB166.2 million received from maturity of time deposits, and (2) cash of RMB20.8 million received from disposal of short-term investment, partially offset by placement of time deposits of RMB141.0 million.

Financing Activities

Net cash generated from financing activities was RMB91.2 million (US$13.2 million) in 2022, primarily due to (1) net proceeds after deducting placement agent fee and offering expenses from the November 2022 Offering of approximately RMB93.5 million (US$13.6 million) and (2) proceeds from borrowings of RMB6.2 million (US$0.9 million), partially offset by cash repayments of short-term borrowings of RMB8.5 million (US$1.2 million).

Net cash generated from financing activities was RMB7.0 million in 2021, primarily due to cash of RMB10.0 million received from short-term borrowings, partially offset by cash repayments of short-term borrowings of RMB3.0 million.

Net cash used in financing activities was RMB63,000 in 2020, representing related expenses paid for short-term borrowings of RMB3.0 million.

Indebtedness

For details of our outstanding borrowings as of December 31, 2020, 2021 and 2022, see Note 13 and 15 to the consolidated financial statements included in this annual report.

Capital Expenditures

We incurred capital expenditures of RMB2.0 million, RMB1.0 million and RMB212.0 thousand (US$31.0 thousand) in 2020, 2021 and 2022, respectively, primarily in connection with the purchase of property, equipment and software and our and the VIEs’ office refurbishment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

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

Contractual Obligations

We lease office spaces and venues for auto shows under non-cancelable operating lease agreements, which expire at various dates through February 2027. As of December 31, 2022, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years

	(RMB in thousands)
Office spaces and venues for auto shows(1)	13,700	5,826	5,817	2,057
(1)	Represents minimum payments under non-cancelable operating lease agreements related to our office spaces and venues for auto shows.

C.    Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) long-lived assets; (iii) accounts and note receivables, net; (iv) goodwill, (v) warrant and (vi) income tax expenses. See Note 3—Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Revenue is recorded net of Value Added Tax (“VAT”), and related surcharges collected from customers, which are subsequently remitted to government authorities.

Offline marketing services revenue

Auto show revenue

Our and the VIEs’ online website and offline infrastructure allow us and the VIEs to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We and the VIEs charge a fixed admission fee per auto show event to industry customers for arranging, decorating and providing booth space at auto shows. We have identified one performance obligation for the transaction, providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As we have control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, we are considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

Special promotion event service revenue

We and the VIEs provide integrated services to support industry customers’ special promotion events during a specific period, which include event planning and execution, marketing training and onsite coaching. We and the VIEs charge a fixed service fee per special promotion event. We have identified one performance obligation, as the individual service promised in service contracts are not distinct individually. As we have control of the special promotion event services and discretion in establishing the price of services fees to industry customers, we are considered to be a principal in accordance with ASC 606. Revenue generated from the special promotion event services is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided.

Revenue from referral service for commercial bank

In October 2019, we and the VIEs commenced our auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (1) referral services and (2) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the procedures for which should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first three monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period. We and the VIEs have ceased to operate the referral services since April 2022.

Online marketing services revenue

Our and the VIEs’ online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

We and the VIEs commenced live streaming promotion events services from the first quarter of 2020, holding promotion events on the live streaming platform of Tmall, which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We identified only one performance obligation to provide the industry customers with services to arrange, decorate and provide platforms for live shows. We charge a fixed admission fee per live streaming promotion event from industry customers. As we have control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events revenue is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided.

Other revenue

We and the VIEs also commenced customer referral services from the first quarter of 2020 by referring industry customers to Baidu to use the membership services of a Baidu’s auto content distribution platform. We identified only one performance obligation to provide referral services to Baidu. We charged Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenues are recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

For the marketing information services, we and the VIEs generate consumers’ demand information through online channels and provide to the industry customers upon consumers’ consent. We identified only one performance obligation to provide information regarding consumer demand for industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

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

We and the VIEs operate a virtual dealership by connecting automakers or franchised dealerships with secondary dealers whereby we identified only one performance obligation to purchase cars on behalf of the secondary dealers from the automakers or franchised dealerships. We charge a commission fee at a pre-agreed percentage of the car costs to the secondary dealers. As we have neither inventory risk nor the discretion to establish the cost of cars to secondary dealers, we are considered to be an agent in accordance with ASC 606. The virtual dealership commission revenue is recognized upon the secondary dealers’ acceptance of the delivery of cars from automakers or franchised dealerships.

Starting from August 2021, we and the VIEs provide aftermarket promotion service to support auto dealers' aftermarket promotion events during a period. We identified one performance obligation that is to provide promotion support services to industry customers. The promotion support service revenue is recognized over the period of the contract when the services are provided.

Allowance for doubtful account

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. To estimate expected credit losses, we have identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle us to receive the full face amount from the financial institutions at maturity.

Assumptions Used. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance. We recognized RMB13.6 million, RMB11.7 million and reversed RMB0.9 million in doubtful account for the years ended December 31, 2020, 2021 and 2022, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2021 and 2022 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that we have one reporting unit within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2021 and 2022. Therefore, management performed quantitative assessment and recognized nil, nil and RMB69.9 million in impairment loss for the years ended December 31, 2020, 2021 and 2022, respectively, as the carrying value of the reporting unit is in excess of its fair value.

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

We primarily consider the following factors when evaluating impairment:

●	significant underperformance relative to projected operating results;
●	significant changes in the overall business strategy;
●	significant adverse changes in legal or business environment; and
●	significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized nil, nil and RMB19.7 million (US$2.9 million) in impairment loss related to long-lived assets in 2020, 2021 and 2022, respectively. Specifically, the impairment loss of RMB1.1 million (US$0.2 million), RMB3.0 million (US$0.4 million) and RMB15.6 million (US$2.3 million) was recognized in relation to property, equipment and software, right-of-use assets and intangible assets, respectively.

Future cash flow assumptions. We performed qualitative analysis regarding the existence of impairment indicators pursuant to ASC 360-10-35-21 and concluded that there are indicators that the asset group might be impaired mainly due to the adverse impact of COVID-19 and the recurring net losses and operating cash out- flows for the years ended December 31, 2020 and 2021. Thus, we performed the quantitative asset group impairment testing by calculating the undiscounted cash flow to test for recoverability.

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

Warrant liability

We issued warrants to purchase ordinary shares. We evaluate the warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the consolidated statement of operations and comprehensive loss.

The fair value of the warrant liabilities was valued using Black Scholes Option Pricing model with (1) risk-free rate, (2) expect warrants life, (3) exercise price of warrant, (4) stock price, (5) standard derivation in the value of stock, and (6) expected dividend yield.

As of December 31, 2021 and 2022, we had nil and RMB24,376 million of warrant liability. We recognized nil, nil and RMB11.2 million (US$1.6 million) in gain in fair value of warrant liability in 2020, 2021 and 2022, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	47	Chairman, Chief Executive Officer and Acting Chief Financial Officer
Jianchen Sun	45	Director and President
Wendy Hayes	53	Independent Director
Zijing Zhou	41	Independent Director
Fei Han	44	Independent Director
Hui Yuan	46	Chief Operating Officer

Wei Wen is our co-founder and has been serving as the chairman of our board of directors and our chief executive officer since our inception, and has served as our acting chief financial officer since February 2023. Mr. Wen oversees our overall strategies and business operations. Prior to founding TuanChe, Mr. Wen had over ten years of entrepreneurial experience in the information technology and automotive industries. He founded Bright Sunshine Technology Co., Ltd., a communication services provider which established one of the earliest Chinese ride-hailing platforms, in 2000; Beijing Puhua Hengxin Consulting Co., Ltd., an enterprise training company, in 2002; Beijing Yiyang Online Internet Service Center, a communication services provider, in 2003; and Beijing Guoyuan Innovative Technology Co., Ltd., an electronic device company, in 2006. Before he started his own companies, Mr. Wen was a channel manager of Mitsubishi Electric Shanghai. Mr. Wen received a bachelor’s degree in industrial foreign trade from Beijing Jiaotong University.

Jianchen Sun has been serving as our director since 2010 and is our co-founder and president. Prior to joining us, Mr. Sun held multiple positions including regional manager, channel manager, general manager of communication division and deputy general manager, in Changzhou Huaxin Electric Appliance Research Institute, Yiyang Group, Changzhou Boyun Communication Technology Co., Ltd., and Beijing Guoyuan Innovative Technology Co., Ltd., respectively. Mr. Sun received a bachelor’s degree in international economics and trade from Renmin University of China and executive MBA from Beijing Jiaotong University.

Wendy Hayes has served as our independent director since November 2018. Ms. Hayes has served as an independent director of TuSimple Holdings Inc. (NASDAQ: TSP) since December 2022, SciClone Pharmaceuticals (Holdings) Limited (SEHK: 6600) since March 2021, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, IHuman Inc. (NYSE: IH) since October 2020 and Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Zijing Zhou has been serving as our independent director since November 2019. Mr. Zhou founded Aplus Investment Consulting (Beijing) Co., Ltd. (“Ether Capital”), in 2014 and served as the chief executive officer of Ether Capital since 2014. From 2011 to 2014, Mr. Zhou served as a senior financial adviser of China Renaissance Holding Limited (HK:1911). From 2009 to 2011, Mr. Zhou served as a senior product manager of Alibaba Group Holding Limited (NYSE: BABA). From 2006 to 2009, Mr. Zhou served as an internet technology developer of Anhui Jinyu Internet Technology Co., Ltd. Mr. Zhou received a bachelor’s degree in physics and a bachelor’s degree in computer science, both from Zhejiang University in 2003, and a master’s degree in computer science from Tsinghua University in 2006.

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

Hui Yuan has been serving as our chief operating officer since May 2019. Mr. Yuan has over 20 years of experience in China’s automotive industry with expertise in the management of product development, operations, sales, and marketing. Prior to joining TuanChe, Mr. Yuan co-founded XiongmaoCar and served as a Vice President of Bitauto Holdings Limited (NYSE: BITA). Before launching his career in the automotive industry, Mr. Yuan also held product R&D positions in several Chinese internet companies, including Dangdang.com.

B.    Compensation

Compensation of Directors and Executive Officers

In 2022, the aggregate cash compensation to directors and executive officers was approximately RMB2.1 million (US$0.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

2018 Share Incentive Plan

From July 2012 to June 2018, we granted a total of 23,157,017 share options to our directors, officers, other employees and consultants and 15,473,653 share options which were outstanding as of June 15, 2018 were replaced by 13,740,480 restricted shares granted under the Share Incentive Plan we adopted in June 2018 (the “2018 Plan”). The option awards granted from July 2012 to June 2018 were generally scheduled to vest over a period of four years. The weighted average exercise price of such option awards outstanding as of December 31, 2016 and 2017 was US$0.43 and US$0.37, respectively.

We adopted the 2018 Plan to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2018 Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of December 31, 2022, there were 5,560,752 restricted shares outstanding under the Plan.

The following paragraphs describe the principal terms of the 2018 Plan:

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

Award agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Plan. The committee, with the prior approval of the board, may terminate, amend or modify the 2018 Plan, subject to some limitations.

2023 Share Incentive Plan

On March 13, 2023, we adopted our 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2023 Plan to our employees, directors and consultants. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, we have not issued or granted awards under the 2023 Plan.

The following paragraphs describe the principal terms of the 2023 Plan:

Types of awards. The Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. The Plan shall be administered by the board or a committee of one or more members of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the board members who are not on the committee.

Award agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Plan. The committee, with the prior approval of the board, may terminate, amend or modify the 2023 Plan, subject to some limitations.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of March 20, 2023 pursuant to the 2018 Plan.

Number of
Restricted
	Shares Awarded(1)	Grant Date
Directors and Executive Officers
June 15, 2018
Wei Wen	*	July 1, 2018
June 15, 2018
Jianchen Sun	*	July 1, 2018
July 1, 2019
Hui Yuan	5,000,000	July 1, 2020
Zijing Zhou	*	June 15, 2018
November 20, 2018
November 20, 2019
November 20, 2020
November 20, 2021
Wendy Hayes	*	November 20, 2022
Fei Han	—	—
Total	11,337,904

*Less than 1% of our total outstanding shares on an as-converted basis.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Through the equity incentive trust, our Class A ordinary shares underlying equity awards granted pursuant to our Share Incentive Plan may be provided to certain of recipients of such equity awards. As of March 20, 2023, Best Cars Limited held 6,663,321 Class A ordinary shares pursuant to our Share Incentive Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

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

Board Diversity

The following board diversity matrix sets forth the information concerning the gender, demographic background and certain other characteristics of our board of directors as of the date of this annual report, as self-identified by its members, in accordance with Rule 5606 of the Nasdaq Listing Rules.

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not
				Disclose
				Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

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

D.    Employees

As of December 31, 2020, 2021 and 2022, we had 769, 621 and 431 full-time employees. The following table sets forth the numbers of our and the VIEs’ full-time employees by functions as of the dates indicated.

	As of the December 31,
	2020	2021	2022
Sales and marketing	610	488	329
General and administrative	91	73	58
Research and development	68	60	44
Total	769	621	431

As required by PRC laws and regulations, we participate in various employee social security plans for our and the VIEs’ employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our and the VIEs’ employees is represented by any collective bargaining arrangements. Our success depends on our and the VIEs’ ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our and the VIEs’ employees, and we have not experienced any material labor disputes as of the date of this annual report. None of our and the VIEs’ employees is represented by labor unions.

Due to the COVID-19 outbreak, we and the VIEs’ implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size, in 2020, 2021 and 2022. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 20, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 393,105,031 ordinary shares outstanding as March 20, 2023, including (1) 337,844,451 Class A ordinary shares, including the 6,663,321 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares, excluding 169,172,564 Class A ordinary shares reserved for future issuance under our 2023 Plan.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	4,686,944	55,260,580	15.2%	71.4%
Jianchen Sun (2)	14,130,672	—	3.6%	1.2%
Wendy Hayes	*	—	*	*
Zijing Zhou	*	—	*	*
Hui Yuan	*	—	*	*
Fei Han	—	—	—	—
Directors and executive officers as a group	25,786,064	55,260,580	20.6%	73.3%
Principal Shareholders
WW Long Limited (3)	2,188,160	55,260,580	14.6%	71.2%
K2 Partners (4)	41,390,679	—	10.5%	3.5%
Highland Funds (5)	30,550,709	—	7.8%	2.6%
BAI GmbH (6)	28,715,429	—	7.3%	2.5%
Beijing Z-Park Fund Investment Center (Limited Partner) (7)	30,482,380	—	7.8%	2.6%
Sabby Volatility Warrant Master Fund, Ltd. (8)	38,155,408	—	9.7%	3.3%
*	Less than 1% of our total outstanding shares as of March 20, 2023.

**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

The calculation of each director or executive’s percentage of aggregate voting power does not take into account that person’s unvested restricted shares which were still held by Best Cars Limited, the nominee of our equity incentive trust, as of March 20, 2023, the voting power of which remains vested with the trustee who shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of such power until such vested restricted shares have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient. The calculation of each director or executive’s beneficial ownership does not take into account that person’s restricted shares which were still held by Best Cars Limited and would not be vested within 60 days after March 20, 2023.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 20, 2023.

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

(5)

Represents (i) 20,125,289 Class A ordinary shares directly held by Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership, (ii) 8,668,760 Class A ordinary shares directly held by Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership, (iii) 1,756,660 Class A ordinary shares directly held by Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership, (iv) 658,752 Class A ordinary shares in the form of 164,688 ADSs owned by Highland Capital Partners 9 Limited Partnership, (v) 283,752 Class A ordinary shares in the form of 70,938 ADSs owned by Highland Capital Partners 9-B Limited Partnership, and (vi) 57,500 Class A ordinary shares in the form of 14,375 ADSs owned by Highland Entrepreneurs’ Fund 9 Limited Partnership. Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership are collectively referred to as the Highland Funds. Highland Management Partners 9 Limited Partnership, a Delaware limited partnership (“HMP 9 LP”), is the general partner of the Highland Funds. Highland Management Partners 9, LLC, a Delaware limited liability company (“HMP 9 LLC”), is the general partner of HMP 9 LP. Paul A. Maeder, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy, are the managing members of HMP 9 LLC. HMP 9 LLC, as the general partner of HMP 9 LP, which is the general partner of the Highland Funds, may be deemed to have beneficial ownership of the shares held by the Highland Funds. The managing members have shared power over all investment decisions of HMP 9 LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Funds by virtue of their status as controlling persons of HMP 9 LLC. Each managing member of HMP 9 LLC disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP 9 LLC and HMP 9 LP disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142, U.S.

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

(8)  Represents 38,155,408 Class A ordinary shares, held by Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Fund”) in the from of ADSs, according to a Schedule 13G filed on January 4, 2023. The registered office of Sabby Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9008, Cayman Islands. The investment manager of Sabby Fund is Sabby Management, LLC, a Delaware limited liability company, the manager of which is Mr. Hal Mintz.

As of March 20, 2023, a total of 196,624,649 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of the ADS program, representing 50.02% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with the VIEs and Their Respective Shareholders

We, through our WFOEs, entered into a series of contractual arrangements with the VIEs and their respective shareholders, which collectively allow us to (1) exercise significant influence over each of the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of the VIEs when and to the extent permitted by PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Disposal of Long-term Investment to Kuka

On December 2, 2020, we disposed the long-term investment in Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd. (“Kuka”), with a consideration of RMB0.3 million. The ultimate beneficial owner of Kuka is Mr. Wei Wen, chairman of the board of directors and CEO of the Company.

Outsourcing Agreement with STDC

On 2020, 2021 and 2022, we entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited (“STDC”), of which we own 49% equity interest. The outsourcing service expenses due to STDC was RMB1.6 million, RMB2.7 million and RMB1.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. In 2022, we entered into marketing service agreements with the STDC. The marketing service expenses provided by us for the STDC is RMB1.4 million in 2022. Our prepayment balance is RMB0.3 million and RMB0.2 million as of December 31, 2021 and 2022, respectively.

Transaction with Mr. Wei Wen

In 2022, we provided RMB13.6 million to Mr. Wei Wen, the chairman of the board, the chief executive officer and the acting chief financial officer of our company, who used the fund to assist business development with third parties on behalf of our company, and Mr. Wei Wen repaid RMB13.7 million to us in 2022. The other payable due to Mr. Wei Wen is nil and RMB0.1 million as of December 31, 2021 and 2022, respectively, which is included in other current liabilities in our consolidated balance sheets.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the VIEs in China are subject to restrictions on making dividends and other payments to us.”

If we pay any dividends, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary will then pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

B.    Plan of Distribution

Not applicable.

C.    Markets

The ADSs have been listed for trading on the Nasdaq Capital Market under the symbol “TC” since November 20, 2018.

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

C.    Material Contracts

We entered into a securities purchase agreement with certain accredited investors on November 21, 2022 to offer and sell (1) 3,654,546 ADSs, (2) the Pre-Funded Warrants to purchase 1,800,000 ADSs in lieu of the ADSs at an exercise price of US$0.001 per ADS, and (3) the Warrants to purchase up to 5,454,546 ADSs at an exercise price of US$2.75 per ADS (the “November 2022 Offering”). Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.001. The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$2.749. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each Warrant is exercisable for one ADS at an exercise price of US$2.75 per ADS. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange.”

E.    Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants by a U.S. Holder, as defined below, that holds the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants representing 10% or more of our stock (by vote or by value), investors that hold their ADSs, ordinary shares, Warrants or Pre-Funded Warrants as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, persons who acquired the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants pursuant to the exercise of any employee share option or otherwise as compensation, or certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any United States federal non-income, state or local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state or local and non-United States income and other tax considerations of an investment in the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants are urged to consult their tax advisors regarding an investment in the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ending December 31, 2022 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the fiscal year ending December 31, 2022 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

The discussion below under “Taxation of distributions on ADSs and ordinary shares” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on NASDAQ. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

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

Taxation of the Pre-Funded Warrants

Although the law in this area is not completely settled, the Pre-Funded Warrants are generally expected to be treated as outstanding stock for U.S. federal income tax purposes. Accordingly, upon exercise, no income, gain or loss should be recognized upon the exercise of a Pre-Funded Warrants, and the holding period of a Pre-Funded Warrants should carry over to the ADS received. The tax basis of the Pre-Funded Warrants should carry over to the ADS received upon exercise increased by the exercise price. U.S. Holders contemplating the acquisition of Pre-Funded Warrants should discuss with their personal tax advisor the consequences of the purchase, ownership and disposition of the Pre-Funded Warrants, as well as the exercise of, certain adjustments to, and any payments in respect of the Pre-Funded Warrants (including potential alternative characterizations).

Distributions

The taxation of a distribution received with respect to a Pre-Funded Warrants is unclear. It is possible such a distribution would be treated as a distribution as described above under “—Taxation of distributions on ADSs and ordinary shares” and “—Passive foreign investment company rules”, although other treatments may also be possible. Notwithstanding the foregoing, we do not believe that the Pre-Funded Warrants will be readily tradable on an established securities market in the United States and therefore we will not be a qualified foreign corporation with respect to distributions paid on the Pre-Funded Warrants, if any. U.S. Holders should consult their tax advisors regarding the proper treatment of any payments in respect of the Pre-Funded Warrants.

Sale or other taxable disposition of Pre-Funded Warrants

Upon the sale, exchange or other taxable disposition of a Pre-Funded Warrants, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (1) the amount of cash and the fair market value of any property received upon such taxable disposition, and (2) such U.S. Holder’s adjusted tax basis in the Pre-Funded Warrant. Such gain or loss generally will be taxed as described above under “—Sale or other disposition of ADSs or ordinary shares.” It is not entirely clear how various aspects of the rules described above in “—Passive foreign investment company rules” would apply to the sale of a Pre-Funded Warrants, including whether a U.S. Holder would be able to make a mark-to-market election or a qualified electing fund election with respect to its Pre-Funded Warrants. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Pre-Funded Warrants.

Exercise of Pre-Funded Warrants

If we are a PFIC for any fiscal year during which a U.S. Holder holds the Pre-Funded Warrants, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the Pre-Funded Warrants or ADSs received upon exercise of the Pre-Funded Warrants. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Pre-Funded Warrants.

Certain adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs that will be issued on the exercise of the Pre-Funded Warrants, or an adjustment to the exercise price of the Pre-Funded Warrants, may be treated as a constructive distribution to U.S. Holders if, and to the extent that, such adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See above under “—Taxation of distributions on ADSs and ordinary shares,” “—Passive foreign investment company rules” and “—Taxation of the Pre-Funded Warrants—Distributions.”

Taxation of the Warrants

Sale or other taxable disposition of the Warrants

Upon the sale, exchange or other taxable disposition of a Warrant, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (1) the amount of cash and the fair market value of any property received upon such taxable disposition, and (2) such U.S. Holder’s adjusted tax basis in the Warrant. Such gain or loss generally will be taxed as described above under “—Sale or other disposition of ADSs or ordinary shares.” It is not entirely clear how various aspects of the rules described above in “—Passive foreign investment company rules” would apply to the sale of a Warrant. However, a U.S. Holder may not make a mark-to-market election or a qualified electing fund election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of Warrants and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized generally would be treated as an excess distribution, taxed as described above. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Warrants.

Exercise of Warrants

Upon the exercise of a Warrant for cash, in general, U.S. holders will not recognize gain or loss for U.S. federal income tax purposes. A U.S. Holder’s initial tax basis in the ADSs received will equal such U.S. Holder’s adjusted tax basis in the Warrant exercised increased by the exercise price. It is unclear whether U.S. Holder’s holding period for the ADSs received on exercise will commence on the day of exercise or the following day; however, in either case, the holding period will not include the holding period of the Warrant. If we are a PFIC for any fiscal year during which a U.S. Holder holds the Warrants, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the Warrants or ADSs received upon exercise of the Warrant. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Warrants.

Expiration of Warrants

A U.S. Holder who allows a Warrant to expire will generally recognize a loss for U.S. federal income tax purposes equal to the adjusted tax basis of the Warrant. In general, such a loss will be a capital loss, and will be a short-term or long-term capital loss depending on the holder’s holding period for the Warrant.

Certain adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to U.S. Holders if, and to the extent that, such adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See above under “—Taxation of distributions on ADSs and ordinary shares” and “—Passive foreign investment company rules.”

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-227940), as amended, and our registration statement on Form F-3 (File Number 333-264942), as amended.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S.GAAP.

I.     Subsidiary Information

For a list of our significant subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2020, 2021 and 2022, substantially all of our cash and cash equivalents, and restricted cash were held in major financial institutions located in the United States or China, which our management considers being of high credit quality. Account receivable is typically unsecured and is mainly derived from net revenues earned from our businesses. None of our customers had a receivable balance exceeding 10% of our total accounts receivable balance as of December 31, 2020. One of our customers had a receivable balance exceeding 10% of our total account receivable balance as of December 31, 2021. Each of three of our customers had a receivable balance exceeding 10% of our total account receivable balance as of December 31, 2022.

Foreign Exchange Risk

Substantially all of our net revenues and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries and the VIEs in China. Therefore, we have limited exposure to foreign exchange risk for operating activities, and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB86.5 million, RMB43.9 million and RMB15.8 million (US$2.3 million) as of December 31, 2020, 2021 and 2022, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Fees and Expenses

The ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2022, we did not receive any additional payment from the Bank of New York Mellon.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227940) (the “F-1 Registration Statement”), in relation to our initial public offering of 2,600,000 ADSs representing 104,000,000 Class A ordinary shares, at an initial offering price of US$7.80 per ADS, and the registration statement on Form F-3, as amended (File Number 333-264942) (the “F-3 Registration Statement”), in relation to our November 2022 Offering of (1) 3,654,546 ADSs, (2) the Pre-Funded warrants to purchase 1,800,000 ADSs in lieu of the ADSs being offered, and (3) the Warrants to purchase up to 5,454,546 ADSs.

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

For the period from November 19, 2018, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used approximately all of the net proceeds received from our initial public offering for the payment of professional fees, insurance fees, compensation to directors and general corporate purposes.

The F-3 Registration Statement was declared effective by the SEC on September 8, 2022. On November 25, 2022, we completed the November 2022 Offering to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.3 million after deducting placement agent fee and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the November 2022 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2022, approximately US$1.1 million of the net proceeds from the November 2022 Offering was used for payment of professional fees, insurance fees, and general corporate purposes. We intend to use the remainder of the proceeds from the November 2022 Offering as disclosed in the F-3 Registration Statement.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective due to the material weakness identified below.

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

However, such remediation plans have been delayed in full implementation, in part, due to the negative impact on our business and operations by the outbreak of COVID-19 beginning in January 2020, and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2022.

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

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely PricewaterhouseCoopers Zhong Tian LLP and Marcum Asia CPAs LLP, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2020	2021	2022

	(RMB in thousands)
Audit fees (1)	4,500	5,796	3,509
(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 13, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”), as our independent registered public accounting firm and engaged Marcum Asia CPAs LLP (“Marcum Asia,” formerly known as Marcum Bernstein & Pinchuk LLP) as our independent registered public accounting firm on the same date, to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2021 and to re-audit our consolidated financial statements as of and for the fiscal year ended December 31, 2020, which had previously been audited by PwC. The appointment of Marcum Asia was approved by our Audit Committee and Board of Directors on September 13, 2021, effective immediately.

The report of PwC on our consolidated financial statements as of and for the fiscal year ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2020 and the subsequent interim period through September 13, 2021, there were no (1) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report, or (2) reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F except for the material weaknesses related to our internal control over financial reporting, including (i) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (ii) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted in management’s late adjustments at period ends.

We provided PwC with a copy of the foregoing disclosure and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated April 29, 2022, is attached as Exhibit 15.4 of the annual report on Form 20-F.

During the fiscal year ended December 31, 2020, and the subsequent interim period through September 13, 2021, when we engaged Marcum Asia, neither the Company nor anyone on its behalf, consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a reportable event (each as defined above) other than the material weaknesses related to our internal control over financial reporting discussed above.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. For example, we are not required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We have relied on these exemptions, and as a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

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
1.1

Seventh Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018) (as amended by the special resolution passed during the annual general meeting on November 15, 2019 and by the special resolution passed during the annual general meeting on November 17, 2021).

1.2

Amendment to the Seventh Amended and Restated Articles of Association of the Registrant approved and adopted by shareholders on November 15, 2019 (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

1.3

Amendment to the Seventh Amended and Restated Articles of Association of the Registrant approved and adopted by shareholders on November 17, 2021 (incorporated by reference to Exhibit 1.3 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on April 29, 2022).

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3).
2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

2.3

Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

2.4*	Description of Securities.
3.1

Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

4.1

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

4.3*	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated February 14, 2023.
4.4*	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023.
4.5*	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023.
4.6*	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated February 14, 2023.
4.7*	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated February 14, 2023.
4.8

English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.9

English translation of Exclusive Call Option Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.10

English translation of Equity Pledge Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.11

English translations of Consent Letter granted by the spouse of each individual shareholder of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.12

English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.13

English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.14

English translation of Exclusive Call Option Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

Exhibit No.	Description of Exhibit
4.15

English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.16

English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.17

English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

4.18

English translation of Exclusive Business Cooperation Agreement between Chema Technology (Beijing) Co., Ltd. and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).

4.19

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

4.24	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.25	Form of Pre-Funded Warrant issued by the Registrant (incorporated by reference to Exhibit 4.1 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.26	Form of Warrant issued by the Registrant (incorporated by reference to Exhibit 4.2 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.27*	2023 Share Incentive Plan.
8.1

List of subsidiaries and affiliated entities of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on April 29, 2022).

11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Shihui Partners.
15.2*	Consent of Marcum Asia CPAs LLP.
15.3

Consent of iResearch (incorporated by the reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23,2018).

15.4

Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 15.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on April 29, 2022).

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

By:	/s/ Wei Wen
Name: Wei Wen
Title: Chief Executive Officer

Date: March 29, 2023

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of TuanChe Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant recurring losses and negative cash flows from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 29, 2023

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2021	December 31, 2022
				US$
		RMB	RMB	Note 3(f)
ASSETS
Current assets:
Cash and cash equivalents		63,461	69,895	10,134
Restricted cash		33,837	6,948	1,007
Accounts and notes receivable, net	5	47,951	49,969	7,245
Prepayment and other current assets, net	6	60,460	46,856	6,794
Total current assets		205,709	173,668	25,180
Non-current assets:
Property, equipment and software, net	7	3,467	—	—
Intangible assets, net	8	17,711	—	—
Operating lease right-of-use assets	12	5,104	10,135	1,469
Long-term investments	9	5,357	5,383	780
Goodwill	4	115,414	45,561	6,606
Other non-current assets		313	522	76
Total non-current assets		147,366	61,601	8,931
Total assets		353,075	235,269	34,111
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		29,577	5,308	770
Advance from customers		15,401	3,695	536
Salary and welfare benefits payable		39,870	32,944	4,776
Short-term borrowings	13	7,000	3,169	459
Other taxes payable	11	21,822	24,727	3,585
Current portion of deferred revenue		4,139	1,345	195
Short-term operating lease liabilities	12	2,589	5,200	753
Guarantee liabilities		4,073	—	—
Other current liabilities	14	27,313	23,821	3,455
Total current liabilities		151,784	100,209	14,529
Long-term borrowings	15	—	1,546	224
Non-current portion of deferred revenue		98	18	3
Deferred tax liability	10	5,451	—	—
Long-term operating lease liabilities	12	1,475	7,494	1,087
Warrant liability	22	—	24,376	3,534
Other non-current liabilities		957	492	71
Total non-current liabilities		7,981	33,926	4,919
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)		159,765	134,135	19,448
Commitments and contingencies	20
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 252,501,213 shares outstanding as of December 31, 2021; US$0.0001 par value; 800,000,000 shares authorized; 339,475,403 shares issued and 327,422,449 shares outstanding as of December 31, 2022		182	235	34
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2021 and 2022		35	35	5
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2021 and 2022, respectively)		(45,886)	(45,886)	(6,653)
Additional paid-in capital		1,231,135	1,296,951	188,040
Accumulated deficit		(983,645)	(1,141,785)	(165,543)
Accumulated other comprehensive loss		(7,408)	(8,416)	(1,220)
Total TuanChe Limited shareholders’ equity		194,413	101,134	14,663
Non-controlling interests		(1,103)	—	—
Total shareholders’ equity		193,310	101,134	14,663
TOTAL LIABILITIES AND EQUITY		353,075	235,269	34,111

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2020	2021	2022
					US$
		RMB	RMB	RMB	Note 3(f)
Net revenues
Offline Marketing Services:
Auto shows		250,481	242,860	53,962	7,824
Special promotion events		4,851	3,994	1,609	233
Referral service for commercial bank		18,694	67,010	44,202	6,409
Online marketing		31,009	14,489	50,757	7,359
Others		25,193	29,199	32,658	4,735
Total net revenues		330,228	357,552	183,188	26,560
Cost of revenues		(88,801)	(85,290)	(62,187)	(9,016)
Gross profit		241,427	272,262	121,001	17,544
Operating expenses:
Selling and marketing expenses		(279,665)	(274,670)	(127,696)	(18,514)
General and administrative expenses		(98,820)	(72,788)	(64,708)	(9,382)
Research and development expenses		(34,267)	(35,651)	(19,799)	(2,871)
Impairment of long-lived assets		—	—	(19,743)	(2,863)
Total operating expenses		(412,752)	(383,109)	(231,946)	(33,630)
Loss from operations		(171,325)	(110,847)	(110,945)	(16,086)
Other income/(expenses):
Interest income/(expenses), net		2,409	625	(174)	(25)
Foreign exchange (loss)/gain		(25)	(149)	444	64
Gain from equity method investments		933	258	26	4
Impairment of long-term investment		—	(700)	—	—
Impairment of goodwill		—	—	(69,853)	(10,128)
Change in fair value of warrant liability		—	—	11,219	1,627
Other income, net		3,498	8,868	5,692	825
Loss before income taxes		(164,510)	(101,945)	(163,591)	(23,719)
Income tax benefit		1,032	—	5,451	790
Net loss		(163,478)	(101,945)	(158,140)	(22,929)
Net loss attributable to the non-controlling interests		(444)	—	—	—
Net loss attributable to TuanChe Limited’s ordinary shareholders		(163,034)	(101,945)	(158,140)	(22,929)
				—	—
Net loss		(163,478)	(101,945)	(158,140)	(22,929)
Other comprehensive loss:
Foreign currency translation adjustments		(6,853)	(1,603)	(1,008)	(146)
Total other comprehensive loss		(6,853)	(1,603)	(1,008)	(146)
Total comprehensive loss		(170,331)	(103,548)	(159,148)	(23,075)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders		(169,887)	(103,548)	(159,148)	(23,075)
Non-controlling interests		(444)	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	19	(0.54)	(0.33)	(0.49)	(0.07)
Weighted average number of ordinary shares
Basic and diluted	19	304,439,440	306,792,324	319,539,180	319,539,180
Share-based compensation expenses included in:
Selling and marketing expenses		(952)	2,123	1,556	226
General and administrative expenses		14,316	3,928	4,868	706
Research and development expenses		4,084	3,746	3,858	559

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated	TuanChe
	Class A		Class B				Additional		other	Limited	Non-
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	256,314,272	173	55,260,580	35	(17,282,326)	(46,533)	1,187,577	(718,666)	1,048	423,634	(659)	422,975
Grant of restricted shares	3,890,000	3	—	—	(3,890,000)	—	(3)	—	—	—	—	—
Forfeit of restricted shares	(3,186,301)	(2)	—	—	3,186,301	—	2	—	—	—	—	—
Shares issuance for vested restricted shares	—	—	—	—	2,998,978	—	17,448	—	—	17,448	—	17,448
Shares issuance to nonemployee	—	—	—	—	80,000	647	(647)	—	—	—	—	—
Shares issuance for the acquisition of a subsidiary	8,366,444	7	—	—	—	—	16,962	—	—	16,969	—	16,969
Net loss	—	—	—	—	—	—	—	(163,034)	—	(163,034)	(444)	(163,478)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(6,853)	(6,853)	—	(6,853)
Balance at December 31, 2020	265,384,415	181	55,260,580	35	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061
Shares issuance for vested restricted shares	2,023,845	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,797	—	—	9,797	—	9,797
Net loss	—	—	—	—	—	—	—	(101,945)	—	(101,945)	—	(101,945)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,603)	(1,603)	—	(1,603)
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310
Shares issuance for vested restricted shares	3,648,500	2	—	—	—	—	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,282	—	—	10,282	—	10,282
Acquisition of non-controlling interests	—	—	—	—	—	—	(1,103)	—	—	(1,103)	1,103	—
Issuance of common shares and Pre-funded warrants, net of issuance costs	71,272,736	51	—	—	—	—	56,639	—	—	56,690	—	56,690
Net loss	—	—	—	—	—	—	—	(158,140)	—	(158,140)	—	(158,140)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,008)	(1,008)	—	(1,008)
Balance at December 31, 2022	342,329,496	235	55,260,580	35	(14,907,047)	(45,886)	1,296,951	(1,141,785)	(8,416)	101,134	—	101,134

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	Note 3(f)
Cash flows from operating activities :
Net Loss	(163,478)	(101,945)	(158,140)	(22,929)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment on long-term investments (Note 9)	—	700	—	—
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill (Note 4)	—	—	69,853	10,128
Depreciation of property, equipment and software (Note 7)	2,975	3,298	2,140	310
Amortization of intangible assets (Note 8)	4,134	4,110	2,097	304
Share-based compensation (Note 17)	17,448	9,797	10,282	1,491
Allowance for doubtful accounts (Note 5 & 6)	30,227	17,796	8,143	1,181
Gain from long-term investments (Note 9)	(933)	(258)	(26)	(4)
Loss on disposal of property and equipment, subsidiary	51	429	218	32
Recognition of deferred income	(550)	(513)	(513)	(74)
Foreign exchange (gain)/ loss	(25)	149	(444)	(64)
Loss on changes in guarantee liabilities	233	1,542	—	—
Deferred income taxes	(1,032)	—	(5,451)	(790)
Non-cash lease expense	157	—	—	—
Change in fair value of warrant liability (Note 22)	—	—	(11,219)	(1,627)
Changes in operating assets and liabilities:
Accounts receivable	(7,390)	6,504	(1,127)	(163)
Prepayment and other current assets	13,638	(4,177)	5,151	747
Accounts payable	15,970	7,782	(24,269)	(3,519)
Advance from customers	15,296	(6,065)	(11,706)	(1,697)
Salary and welfare benefits payable	(16,041)	(12,977)	(6,926)	(1,004)
Deferred revenue	1,720	—	(2,361)	(342)
Other taxes payable	876	(1,170)	2,905	421
Other current liabilities	(2,130)	(17,257)	(8,029)	(1,165)
Net cash used in operating activities	(88,854)	(92,255)	(109,679)	(15,901)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(2,048)	(968)	(212)	(31)
Placement of time deposits	(141,016)	—	—	—
Cash paid for short-term investments	(7,105)	—	—	—
Cash paid for long-term investments (Note 9)	(700)	(2,250)	—	—
Cash received from maturity of time deposits	166,192	45,674	—	—
Cash received from disposal of long-term investments (Note 9)	250	5,400	—	—
Cash received from acquisition of a subsidiary	1,330	—	—	—
Cash received from disposal of short-term investments	20,795	—	—	—
Net cash generated from/ (used in) investing activities	37,698	47,856	(212)	(31)
Cash flows from financing activities:
Cash received from borrowings (Note 13&15)	3,000	10,000	6,169	894
Cash repayments of short-term borrowings (Note 13)	(3,000)	(3,000)	(8,454)	(1,226)
Proceeds of offering, net of listing fee	—	—	93,526	13,560
Cash paid from other financing activities	(63)	—	—	—
Net cash (used in)/generated from financing activities	(63)	7,000	91,241	13,228
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,485)	(5,048)	(1,805)	(262)
Net decrease in cash, cash equivalents and restricted cash	(55,704)	(42,447)	(20,455)	(2,966)
Cash, cash equivalents and restricted cash at beginning of the year	195,449	139,745	97,298	14,107
Including :
Cash and cash equivalents at the beginning of the year	193,920	109,916	63,461	9,201
Restricted cash at the beginning of the year	1,529	29,829	33,837	4,906
Cash, cash equivalents and restricted cash at end of the year	139,745	97,298	76,843	11,141
Including :
Cash and cash equivalents at the end of the year	109,916	63,461	69,895	10,134
Restricted cash at the end of the year	29,829	33,837	6,948	1,007
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(61)	(182)	(214)	(31)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	10,801	—	13,152	1,907
Bridge loan credited into cash portion of acquisition (Note 4)	99,896	—	—	—
Equity consideration of the acquisition (Note 4)	16,969	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1.Organization and Reorganization

TuanChe Limited (the “Company”) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Group is primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services and other related businesses in the People’s Republic of China (the “PRC” or “China”). The Group commenced its auto shows business from the fourth quarter of 2016. In June 2018, the Group commenced its virtual dealership business, marketing information services and demand-side platform services. In January 2019, the Group commenced its special promotion events business. In October 2019, the Group commenced its referral services in collaboration with a commercial bank. In the first quarter of 2020, the Group acquired Longye International Limited (“Longye”) and commenced a subscription and support service, and it also commenced its live streaming promotion events services and customer referral services.

As of December 31, 2022, the Company’s major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, online marketing services
Longye International Limited (“Longye”)	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services

	Place and	Percentage of
	year of	direct or indirect
Major VIEs	incorporation	economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	Beijing, PRC 2018	100	Technical support and consulting services
Tansuojixian Technology (Beijing) Co., Ltd. (“Tansuojixian”)	Beijing, PRC 2018	100	Technical support and consulting services

1.Organization and Reorganization (Continued)

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Remain dormant
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	Tianjin, PRC 2017	100	Auto shows

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

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The Company’s ability to control the VIEs also depends on the Power of Attorney the shareholders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

On February 17, 2023, the Chinese Securities Regulatory Commission (“CSRC”) promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which will become effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If the Group’s PRC subsidiaries and the VIEs fail to complete the filing with the CSRC in a timely manner, or at all, for any future offering or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to the Group’s contractual arrangements, the Group’s ability to raise or utilize funds could be materially and adversely affected, and the Group may even need to unwind the contractual arrangements or restructure the business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect the Group’s operations and future financing.

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	4,974	6,172
Amount due from the subsidiaries of the Group	91,767	117,489
Other current assets	29,100	51,126
Total current assets	125,841	174,787
Non-current assets:
Property, equipment and software, net	379	—
Long-term investments	5,357	5,383
Other non-current assets	1,025	1,045
Total non-current assets	6,761	6,428
TOTAL ASSETS	132,602	181,215
Current liabilities:
Short term borrowings	4,000	1,169
Accounts payable	395	818
Advance from customers	4,321	2,986
Salary and welfare benefits payable	24,047	21,803
Other taxes payable	12,323	15,119
Short-term operating lease liabilities	1,025	652
Current portion of deferred revenue	4,139	1,345
Other current liabilities	3,816	2,508
Account due to subsidiaries of the Group	253,003	266,679
Total current liabilities	307,069	313,079
Long-term borrowings	—	1,546
Long-term operating lease liabilities	—	605
Non-current portion of deferred revenue	98	18
Total non-current liabilities	98	2,169
TOTAL LIABILITIES	307,167	315,248

	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	104,819	93,975	95,382
Net (loss)/ income	(3,462)	(30,565)	19,775

	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(4,945)	(22,124)	2,483
Net cash generated from investing activities	12,050	2,920	—
Net cash (used in)/generated from financing activities	(63)	4,000	(1,285)
Net increase/(decrease) in cash, cash equivalent and restricted cash	7,042	(15,204)	1,198

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2021 and 2022, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2.Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB163.5 million, RMB101.9 million and RMB158.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities were RMB88.9 million, RMB92.3 million and RMB109.7 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB1,141.8 million as of December 31, 2022, respectively. As of December 31, 2022, the Company had cash and cash equivalents of RMB69.9 million (US$10.1 million).

The COVID-19 pandemic, especially the high cancelation rate of planned offline auto shows due to COVID-19 negatively impacted the Group’s business operations for the years ended December 31, 2021 and 2022. Currently, although the restrict regulation on the COVID-19 has been removed in mainland China, the Company has already been significant adversely impacted by the COVID-19 in the past three years. The Company has to recovery its business gradually by implementing the management plans. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement.

If the Group fails to achieve the goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

3.Significant Accounting Policies

a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

3.Significant Accounting Policies (Continued)

b)Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations retrospectively. Disaggregation of revenue has been changed due to the business development. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

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

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

d)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, impairment assessment on goodwill and long-lived assets, long-term investments, valuation of warrant liabilities and initial measurement of guarantee liabilities at fair value.

e)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

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

3.Significant Accounting Policies (Continued)

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

f)Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, prepayment and other current assets, long-term investments, short-term borrowings, accounts payable, other payables, guarantee liabilities and other liabilities of which the carrying values approximate their fair value due to their short term in nature and other liabilities.

The fair value of warrant liability was determined using the Black Scholes Model, with level 3 inputs (Note 22).

3.Significant Accounting Policies (Continued)

h)Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2021 and 2022, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$8.4 million and US$8.8 million, respectively (equivalent to approximately RMB53.4 million and RMB61.1 million, respectively).

As of December 31, 2021 and 2022, the Group had approximately RMB21.6 million and RMB12.7 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 34.1% and 18.2% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2021 and 2022, the Company had a restricted cash balance approximately RMB33.8 million and RMB6.9 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services.

i)Accounts and notes receivables, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from January 1, 2021, the Group adopted ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). The Group’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity. Refer to Note 5 for details.

j)Property, equipment and software, net

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

3.Significant Accounting Policies (Continued)

k)Intangible assets, net

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

l)Long-term investments

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

m)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 and 2022 was related to its acquisition of Longye in January 2020 (Note 4). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

3.Significant Accounting Policies (Continued)

m)Goodwill (Continued)

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2021 and 2022. Therefore, management performed quantitative assessment, nil, nil and RMB69.9 million impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022, respectively, as the carrying value of the reporting unit is in excess of its fair value for the year ended December 31, 2022.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

n)Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized nil, nil and RMB19.7 million impairment charge related to long-lived assets for the years ended December 31, 2020, 2021 and 2022, respectively.

o)Revenue recognition

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

3.Significant Accounting Policies (Continued)

o)Revenue recognition (Continued)

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

Referral service for commercial bank revenue

In October 2019, the Group commenced its auto loan referral services in collaboration with a commercial bank. The referral services provided to the bank include (i) referral services and (ii) periodic guarantee for the following time periods: (a) from the date of loan issuance by the commercial bank to the consumer to the date when the consumer’s vehicle mortgage registration is completed (the mortgage registration procedures should be completed within 120 days after the loan issuance) and (b) no overdue of more than 30 days for any of the first 3 monthly repayment. The referral service and periodic guarantee are two separate performance obligations that meet the criteria to be considered distinct, of which, referral services revenue is recognized at a point in time upon the delivery of the services and a guarantee liability is recorded at fair value at inception of the loans. Revenue from the periodic guarantee is recognized by a systematic and rational amortization method over the term of guarantee period. The Company has ceased the cooperation since April 2022.

One component of the transaction price is based on the loan performance of the following 12 months since the auto loans were released and the transaction price will be entitled to be received upon the loan performance meet specific criteria. The Group identified that one component as a variable consideration and the Group recognized the revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

3.Significant Accounting Policies (Continued)

o)Revenue recognition (Continued)

Online marketing services revenue

The Group’s online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

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

3.Significant Accounting Policies (Continued)

o)Revenue recognition (Continued)

Other revenue

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu. The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. Revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

For the marketing information services, the Group generates consumers’ demand information through its online channels and provides to the industry customers upon consumers’ consent. The Group identified only one performance obligation that is to provide consumer’s demand information to the industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

On January 13, 2020, the Company completed the acquisition of Longye (Note 4), a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

Starting from August 2021, the Group provides aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period. The Group identified one performance obligation that is to provide promotion support services to industry customers. The promotion support service revenue is recognized over the period of the contract when the services are provided.

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and referral service for commercial bank revenue and SaaS revenue are recognized over time during the years ended December 31, 2020, 2021 and 2022. Contract liabilities included in advance from customers and deferred revenue in the Group’s consolidated balance sheets. The Group’s total unearned revenues were RMB19.1 million and RMB5.1 million as of December 31, 2021 and 2022, respectively. During the years ended December 31, 2022, 2021 and 2020, the Group recognized RMB14.9 million, RMB23.7 million and RMB3.5 million as revenue that was included in the balance of advance from customers at January 1, 2022, 2021 and 2020, respectively.

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

3.Significant Accounting Policies (Continued)

p)Cost of revenues

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs and other direct costs. The cost of revenue also consists of sales lead information acquisition cost for online marketing services.

q)Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance the Group’s websites and platform of applications. The Group recognizes these expenses when incurred, unless they qualify for capitalization as software development costs.

r)Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising and promotional expenses were RMB156.6 million, RMB140.1 million and RMB57.6 million, respectively.

s)Leases

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

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office spaces and venues for auto shows and has no finance leases as of December 31, 2021 and 2022. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

3.Significant Accounting Policies (Continued)

t)Share-based compensation

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

u)Employer defined contribution

The Company’s subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution.

3.Significant Accounting Policies (Continued)

v)Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and 2022.

w)Net loss per share

Basic and diluted net loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

During the years ended December 31, 2020, 2021 and 2022, the Group has 6,917,595, 6,034,250 and 3,573,750 ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

x)Comprehensive loss

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

y)Non-controlling interests

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

On March 1, 2022, the Group acquired all the remaining 45% equity interests from the non-controlling shareholders of a subsidiary. The acquisition of all the non-controlling interests is accounted for as an equity transaction.

3.Significant Accounting Policies (Continued)

z)Treasury stock

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

aa)Segment reporting

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

bb)Warrant liability

In connection with the issuances of ordinary shares, the Group issued warrants to purchase ordinary shares. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the consolidated statement of operations and comprehensive loss.

cc)Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the years ended December 31, 2020, 2021 and 2022. Total number of advertising and promotional service providers accounting for more than 10% is three, three and two providers for the years ended December 31, 2020, 2021 and 2022, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2021 and 2022, all of the Group’s cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There were one and three customer whose receivable balances exceeded 10% of the total accounts receivable balances of the Group as December 31, 2021 and 2022, respectively.

There was nil customer whose revenue exceeded 10% of the total revenue of the Group for the year ended December 31, 2020. There was one customer whose revenue accounted for 18.7% of the total revenue of the Group for the year ended December 31, 2021. There were two customers whose revenue accounted for 24.1% and 17.9% of the total revenue of the Group for the year ended December 31, 2022.

3.Significant Accounting Policies (Continued)

dd)Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

4.Acquisition

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

The acquisition was accounted for as a business combination. The financial position and results of operation of Longye and its subsidiaries have been included in the Group’s consolidated financial statements from the Closing Date. Total purchase price for the acquisition comprised of:

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

The following table presents the Group’s goodwill as of the respective balance sheet dates:

	December 31, 2021	December 31, 2022
	RMB	RMB
Goodwill	115,414	115,414
Less: impairment	—	(69,853)
Goodwill, net	115,414	45,561

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of the business combinations were not significant to the Company’s consolidated results of operations.

5.Accounts and notes receivables, net

Accounts and notes receivables are consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Notes receivable	4,588	505
Accounts receivable	78,332	80,845
Less: allowance for doubtful accounts	(34,969)	(31,381)
Accounts receivable, net	47,951	49,969

The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022:

	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Balance at the beginning of the year	14,175	23,298	34,969
Additions/(reversal)	13,654	11,671	(892)
Write-off	(4,531)	—	(2,696)
Balance at the end of the year	23,298	34,969	31,381

6.Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deductible VAT	1,211	1,625
Deposits	7,640	7,984
Receivables due from third-party online payment platforms	6,533	1,197
Staff advances	1,306	1,336
Prepaid promotion expenses	49,614	40,295
Receivable from borrowers for the guarantee payment to commercial bank	10,208	14,857
Others	6,646	11,295
Less: provisions for prepayment and other current assets	(22,698)	(31,733)
Total prepayment and other current assets, net	60,460	46,856

The Group recognized provisions for prepayment and other current assets of RMB16,573, RMB6,125 and RMB9,035 in 2020, 2021 and 2022, respectively.

7.Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2021	December 31, 2022
	RMB	RMB
Furniture and electronic equipment	5,307	5,617
Vehicles	243	222
Software	1,559	1,466
Leasehold improvement	5,080	4,669
Total property, equipment and software	12,189	11,974
Less: accumulated depreciation and amortization	(8,722)	(10,862)
impairment	—	(1,112)
Property, equipment and software, net	3,467	—

Depreciation expenses of property, equipment and software were RMB3,049, RMB3,317 and RMB2,140 for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment of property, equipment and software were nil, nil and RMB1,112 for the years ended December 31, 2020, 2021 and 2022.

8.Intangible assets, net

The following table presents the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2021	December 31, 2022
	RMB	RMB
Customer relationships	3,300	3,300
Trade names	4,822	4,822
Developed technology	17,833	17,833
Total Intangible assets	25,955	25,955
Less: accumulated amortization	(8,244)	(10,341)
impairment	—	(15,614)
Intangible assets, net	17,711	—

The Company acquired Longye on January 13, 2020 and identified the intangible assets of customer relationships, trade names and developed technology (Note 4). The intangible assets are amortized using straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 3 to 10 years. Amortization expense was RMB4,128, RMB4,128 and RMB2,097 for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment of intangible assets were nil, nil and RMB 15,614 for the years ended December 31, 2020, 2021 and 2022.

9.Long- term investments

As of December 31, 2021 and 2022, long-term investments include equity investments in privately held companies. The following table presents the Group’s long-term investments as of the respective balance sheet dates:

	December 31, 2021	December 31, 2022
	RMB	RMB
Equity method investments：
Shanghai Three Drivers Culture Media Co., Limited (“STDC”) (1)	5,357	5,383
Total	5,357	5,383

Notes:

(1) On September 3, 2018, TuanChe Internet invested RMB4,000 in cash for a 40% equity interest in STDC that operates a car media business. On June 30, 2021, the Group made additional investment of RMB2,250 and the ownership in STDC increased to 49%. The Group applies the equity method of accounting to the investment in STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2021 and 2022, the carrying value of equity investment for using equity method were RMB5,357 and RMB5,383, respectively. For the years ended December 31, 2020, 2021 and 2022, the change in profit and loss of equity investment for using equity method were profit of RMB933, RMB258 and RMB26, respectively.

10.Taxation

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

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media, TuanChe Internet and Tuan Yuan have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2018 for a period of 3 years and renewed in 2021, are subject to a preferential income tax rate of 15% from 2018 to 2023. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years and renewed in 2022, is subject to a preferential income tax rate of 15% from 2019 to 2024.

10.Taxation (Continued)

a)Income taxes (Continued)

Income tax (benefit) expense consists of the following:

	For the year ended
	December 31,
	2020	2021	2022
Current income tax expenses	—	—	—
Deferred income tax benefit	(1,032)	—	(5,451)
Total	(1,032)	—	(5,451)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the year ended
	December 31,
	2020	2021	2022
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences*	—	2.6	(12.6)
Change in valuation allowance	(25.0)	(18.0)	(9.9)
Effect of preferential tax rate	—	(8.2)	(1.1)
Effect of different tax rates in other jurisdictions (offshore entities)	—	(1.4)	(1.4)
Change in impairment of intangible assets	—	—	(3.3)
Others	(0.6)	—	—
Effective income tax rate	(0.6)	—	(3.3)

*Permanent differences are mainly due to non-deductible impairment charges.

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2021 and 2022.

	December 31, 2021	December 31, 2022
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	58,230	58,723
Accrued expense and other payables	3,349	2,849
Allowance for doubtful accounts	9,163	9,541
Net operating tax loss carry forwards	63,792	73,423
Total deferred tax assets	134,534	144,536
Less: valuation allowance	(134,534)	(144,536)
Net deferred tax assets	—	—

10.Taxation (Continued)

b)Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The movements of the valuation allowance are as follows:

	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	89,713	120,703	134,534
Allowance made during the year	30,990	18,271	15,658
Reduction due to unrealized NOLs and adjustments	—	—	(5,656)
Decrease due to disposal of subsidiaries	—	(4,440)	—
Balance at end of year	120,703	134,534	144,536

As of December 31, 2021 and 2022, the certain entities of the Company had PRC net operating tax loss carry forwards of RMB287,782 and RMB333,677 respectively. As of December 31, 2021, and 2022, the Company had Hong Kong losses of RMB321 and RMB327 respectively.

As of December 31, 2022, net operating tax loss carry forwards in PRC is expected to expire is as follows:

RMB
Loss expiring in 2022	4,404
Loss expiring in 2023	29,847
Loss expiring in 2024	33,277
Loss expiring in 2025	46,188
Loss expiring in 2026	73,089
Loss expiring after 2027	146,872
333,677

The cumulative net operating tax loss in PRC of RMB333,677 can be carried forward for five to ten years, to offset future net profits for income tax purpose. The net operating tax loss will start to expire from 2023 if they are not used. The operating tax loss of RMB327 in Hong Kong can be carried forward without expiration date.

10.Taxation (Continued)

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

As of December 31, 2021 and 2022, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

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

11.Other taxes payable

The following is a summary of other taxes payable as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Withholding individual income taxes for employees	8,532	8,593
VAT payables	12,636	15,512
Others	654	622
Total	21,822	24,727

12.Leases

The Group has operating leases for office spaces and venues for auto shows the Group utilizes under lease arrangements. As of December 31, 2022, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	December 31,	December 31,
	2022	2022
	RMB	US$
ASSETS
Operating lease right-of-use assets	13,152	1,907
Less: impairment	(3,017)	(438)
Operating lease right-of-use assets, net	10,135	1,469
LIABILITIES
Short-term operating lease liabilities	5,200	753
Long-term operating lease liabilities	7,494	1,087

The lease expenses for the years ended December 31, 2020, 2021 and 2022 were RMB42,600, RMB41,377 and RMB16,677, respectively, which were included in the cost of revenues for auto venue rental with lease term less than 12 months and operating expenses. Cash paid for long-term operating lease were RMB6,007 and RMB5,569 in the years ended December 31, 2021 and 2022. Impairment loss of operating lease right-of-use assets were nil, nil and RMB3,017 for the years ended December 31, 2020, 2021 and 2022.

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases for office spaces and venues for auto shows as of December 31, 2022 is as follows:

	December 31,	December 31,
	2022	2022
	RMB	US$
2023	5,647	819
2024	3,760	545
2025	2,057	298
2026	2,057	298
2027	—	—
Total lease payments	13,521	1,960
Less: imputed interest	(827)	(120)
Total	12,694	1,840
Current portion	5,200	753
Non-current portion	7,494	1,087

As of December 31, 2022, the Group’s weighted-average remaining lease term was 3.16 years, and weighted-average discount rate was 4.75%.

As of December 31, 2022, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

13.Short-term borrowings

As of December 31, 2021, the Group had RMB7.0 million of short-term borrowings. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity. The borrowings as of December 31, 2021 were fully repaid in 2022. As of December 31, 2022, the Group had RMB3.2 million of short-term borrowings which were obtained in 2022. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2023-03-18	2,000	3.50%	Bank of China Limited (“BOC”)
Loan 2	2023-03-25	10	3.25%	Industrial &Commercial Bank of China (“ICBC”)
Loan 3	2023-05-22	1,159	4.25%	Industrial &Commercial Bank of China (“ICBC”)
Total		3,169

As of December 31, 2022, the loan 1 is guarantee by a third party. The Group has repaid the principal of RMB2.0 million subsequently.

14.Other current liabilities

The following is a summary of other current liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Professional service fee	5,643	9,391
Advertising expense payables	13,728	5,893
Promotional expense payables	4,571	1,099
Others	3,371	7,438
Total	27,313	23,821

15.Long-term borrowings

As of December 31, 2022, the Group had RMB1.5 million of long-term borrowings. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2024-06-21	887	5.40%	Shenzhen Qianhai Weizhong Bank corporation
Loan 2	2024-06-21	659	5.40%	Shenzhen Qianhai Weizhong Bank corporation
Total		1,546

16.Employee Benefits

The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2020, 2021 and 2022:

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Medical and welfare defined contribution plan	13,091	21,075	16,172
Other employee benefits	310	915	87
Total	13,401	21,990	16,259

17.Share-based Compensation

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

For years ended December 31, 2020, 2021 and 2022, the Company has granted 3,890,000, 1,390,000 and 1,500,000 restricted shares to its employees. The total fair value of RMB10.5 million, RMB1.4 million and RMB2.2 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted	Weighted-Average
	shares	Grant-Date Fair Value
		US$
Outstanding as of December 31, 2020	6,917,595	0.692
Granted	1,390,000	0.154
Forfeit	(249,500)	1.303
Vested	(2,023,845)	0.738
Outstanding as of December 31, 2021	6,034,250	0.527
Granted	1,500,000	0.209
Forfeit	(312,000)	0.431
Vested	(3,648,500)	0.474
Outstanding as of December 31, 2022	3,573,750	0.457

For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB17.4 million, RMB9.8 million and RMB10.3 million, respectively.

As of December 31, 2022, there was RMB6.4 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.33 years.

18.Equity

Ordinary shares and Pre-funded Warrant

On November 23, 2022, the Company issued 58,472,736 ordinary shares for a registered direct offering of approximately $15.0 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $13.7 million. The offering consisted of (1) 3,654,546 ADSs and 1,800,000 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 5,454,546 ADSs warrants to purchase ADSs(“Warrant”). Each Warrant is exercisable to purchase one ADS for $2.75 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents sixteen (16) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. On November 25, 2022, 800,000 pre-funded warrants had been exercised, 12,800,000 ordinary shares were issued upon such exercise.

The Company determined that the Pre-Funded Warrant meet the requirements for equity classification. The Pre-Funded warrants were recorded at their fair value on the date of issuance as a component of total equity. In addition, since these Pre-Funded warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the consolidated financial statements and earnings per share calculations. 1,000,000 pre-funded warrants have not been exercised as of December 31, 2022.

Warrant

On November 23, 2022, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. The Warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant was RMB24.4 million and no warrants were exercised as of December 31, 2022.

19.Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, the potential and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31
	2020	2021	2022
Numerator :
Net loss attributable to TuanChe Limited’s shareholders	(163,034)	(101,945)	(158,140)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	304,439,440	306,792,324	319,539,180
Basic and diluted net loss per share attributable to TuanChe Limited’s shareholders	(0.54)	(0.33)	(0.49)

20.Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.

21.Related party transactions and balance

On December 2, 2020, the Group disposed the long-term investment of Beijing Hengpengzhixin Automobile Sales Co., Ltd. to Kuka Technology (Tianjin) Co., Ltd. (“Kuka”) with the carrying value of RMB0.3 million at a consideration of RMB0.3 million. The ultimate beneficial owner of Kuka is Mr. Wei Wen, Chairman of the Board of Directors and CEO of the Group.

In 2020, 2021 and 2022, the Company entered into outsourcing service agreements with STDC. The outsourcing service expenses provided by STDC for the Company is RMB1,598, RMB2,721 and RMB1,526 for the years ended December 31, 2020, 2021 and 2022, respectively. In 2022, the Company entered into promotion service agreements with STDC, under which the promotion service expenses provided by the Company for STDC is RMB1,415 for the years ended December 31, 2022. The prepayment balance is RMB348 and RMB248 as for December 31, 2021 and 2022.

In 2022, the Company provided RMB13,569 to CEO, Mr. Wen, who assisted business development with third parties on behalf of the Group and RMB13,699 has been repaid by CEO within 2022. The other payable balance due to CEO is nil and RMB130 as of December 31, 2021 and 2022, respectively, which is included in other current liabilities in the consolidated balance sheets.

22.Fair Value Measurement

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company’s warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2022.

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2022 (December 31, 2021: nil):

	For the year ended
	December 31, 2022
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	US$
Warrant liability		—	24,376	3,534

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	As of November 23, 2022	As of December 31, 2022
Expiration of warrant (years)	5	4.9
Fair market value per share (US$)	1.17	0.84
Exercise price (US$)	2.75	2.75
Risk-free rate	3.96%	4.05%
Dividend yield	—	—
Standard derivation in the value of stock	132.3%	131.2%

The following table summarizes the activities related to fair value of the warrants (Not applicable in 2021):

For the Year Ended December 31, 2022
RMB
Fair value of warrants at beginning of the year (Level 3)	—
Issuances	36,838
Change in fair value	(11,219)
Effect of exchange rate changes	(1,243)
Fair value of warrants at end of the year (Level 3)	24,376

23.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB164,081 and RMB4,231 as of December 31, 2021 and 2022 respectively including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

24.Subsequent event

The Group evaluated subsequent events through March 29, 2023, the date on which the consolidated financial statements were issued, the Group did not identify any subsequent events that require recognition and disclosure in the consolidated financial statements.