Form 20-F/A
period 2022-12-31
TuanChe Ltd
filed 2023-09-27
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ◻    Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ◻    No  ☒

Explanatory Note

The purpose of this Amendment (the “Amendment”) to the Annual Report on Form 20-F (the “Original 20-F”) of TuanChe Limited for the year ended December 31, 2022 is to restate certain information in the Company’s consolidated financial sattements for the year ended December 31, 2022 contained in the Original 20-F. This Amendment also contains updated exhibits 12.1, 12.2, 13.1, 13.2, 15.1 and 15.2.

Background of Restatement

Subsequent to the issuance of our consolidated financial statements for the fiscal year ended December 31, 2022, we revisited our consolidated financial statements and identified one material misstatement and as a result has restated our previously issued consolidated financial statements for the year ended December 31, 2022. During the six months ended December 31, 2022, we failed to recognize the cost of revenues in relation to the provision of online marketing services. The correction of this misstatement resulted in an increase in cost of revenues of RMB8.4 million (US$1.2 million) and RMB8.4 million (US$1.2 million) for the year ended December 31, 2022, and accounts payable as of December 31, 2022. See Note 24 of the financial statements included in this reportfor details.

Unless otherwise stated, all information contained in this Amendment is as of March 29, 2023, the filing date of the Original 20-F. Except as stated herein, this Amendment does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the Original 20-F that may have been affected by events or transactions occurring subsequent to such filing date. No information in the Original 20-F other than as set forth above is amended hereby.

i

ii

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

	As of December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	41,811	4,974	44,076	6,437	—	97,298
Amount due from the subsidiaries of the Group	106,845	91,767	1,976	133,860	(334,448)	—
Other current assets	1,016	29,100	95,876	—	(17,581)	108,411
Total current assets	149,672	125,841	264,711	140,297	(352,029)	205,709
Property and equipment, net	—	379	32,989	—	(29,901)	3,467
Intangible assets	—	—	—	—	17,711	17,711
Long-term investments	—	5,357	—	—	—	5,357
Investments in subsidiaries, VIEs and subsidiaries of VIEs	52,139	—	30,100	596,994	(679,233)	—
Operating lease right-of-use assets, net	—	1,025	4,079	—	—	5,104
Goodwill	—	—	115,414	—	—	115,414
Other non-current assets	—	—	2,256	—	(1,943)	313
Total non-current assets	52,139	6,761	184,838	596,994	(693,366)	147,366
Total assets	201,811	132,602	326,766	737,291	(1,045,395)	353,075
Accounts payable	—	395	29,182	—	—	29,577
Amount due to the subsidiaries of the Group	1,232	253,003	102,196	13,756	(370,187)	—
Short-term operating lease liabilities	—	1,025	1,564	—	—	2,589
Other current liabilities	5,210	52,646	61,762	—	—	119,618
Total current liabilities	6,442	307,069	194,704	13,756	(370,187)	151,784
Lease liabilities, non-current	—	—	1,475	—	—	1,475
Other non-current liabilities	957	98	5,451	—	—	6,506
Total non-current liabilities	957	98	6,926	—	—	7,981
Total liabilities	7,399	307,167	201,630	13,756	(370,187)	159,765
Total equity/(deficit)	194,412	(174,565)	125,136	723,535	(675,208)	193,310

	As of December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
	Restated		Restated			Restated
Cash, cash equivalents and restricted cash	57,168	6,172	13,465	38	—	76,843
Amount due from the subsidiaries of the Group	121,957	117,489	157,761	133,589	(530,796)	—
Other current assets	5,712	51,126	39,954	33	—	96,825
Total current assets	184,837	174,787	211,180	133,660	(530,796)	173,668
Property and equipment, net	—	—	—	—	—	—
Long-term investments	—	5,383	—	—	—	5,383
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(53,080)	—	—	710,064	(656,984)	—
Operating lease right-of-use assets, net	—	1,045	9,090	—	—	10,135
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(53,080)	6,428	55,173	710,064	(656,984)	61,601
Total assets	131,757	181,215	266,353	843,724	(1,187,780)	235,269
Accounts payable	—	818	12,840	—	—	13,658
Amount due to the subsidiaries of the Group	2,710	266,679	128,048	16,504	(413,941)	—
Short team borrowings	—	1,169	2,000	—	—	3,169
Short-term operating lease liabilities	—	652	4,548	—	—	5,200
Other current liabilities	11,395	43,761	33,855	(2,479)	—	86,532
Total current liabilities	14,105	313,079	181,291	14,025	(413,941)	108,559
Long team borrowings	—	1,546	—	—	—	1,546
Warrant liability	24,376	—	—	—	—	24,376
Lease liabilities, non-current	—	605	6,889	—	—	7,494
Other non-current liabilities	492	18	—	—	—	510
Total non-current liabilities	24,868	2,169	6,889	—	—	33,926
Total liabilities	38,973	315,248	188,180	14,025	(413,941)	142,485
Total equity/(deficit)	92,784	(134,033)	78,173	829,699	(773,839)	92,784

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the years ended December 31, 2020, 2021 and 2022.

Consolidated statements of operations and comprehensive (loss)/income data

	Year Ended December 31, 2020
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	104,819	241,343	—	(15,934)	330,228
Cost of revenues	—	(28,573)	(71,271)	—	11,043	(88,801)
Operating expenses	(11,041)	(82,900)	(323,694)	(8)	4,891	(412,752)
Loss from operations	(11,041)	(6,654)	(153,622)	(8)	—	(171,325)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(153,967)	—	—	—	153,967	—
Other income, net	1,974	2,160	3,146	(465)	—	6,815
Income tax expense	—	1,032	—	—	—	1,032
Net loss	(163,034)	(3,462)	(150,476)	(473)	153,967	(163,478)

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	93,975	327,958	—	(64,381)	357,552
Cost of revenues	—	(44,519)	(101,054)	—	60,283	(85,290)
Operating expenses	(6,710)	(84,191)	(296,300)	(6)	4,098	(383,109)
Loss from operations	(6,710)	(34,735)	(69,396)	(6)	—	(110,847)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(96,058)	—	—	—	96,058	—
Other income, net	823	4,170	4,075	(166)	—	8,902
Net loss	(101,945)	(30,565)	(65,321)	(172)	96,058	(101,945)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
	Restated		Restated			Restated
Net revenues	—	95,382	92,687	4,477	(9,358)	183,188
Cost of revenues	—	(5,741)	(64,796)	—	—	(70,537)
Operating expenses	(20,637)	(58,561)	(154,474)	(7,632)	9,358	(231,946)
(Loss)/ income from operations	(20,637)	31,080	(126,583)	(3,155)	—	(119,295)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(157,587)	—	—	—	157,587	—
Other income/ (expenses), net	11,734	(16,756)	(48,152)	528	—	(52,646)
Income tax expense	—	5,451	—	—	—	5,451
Net (loss)/ income	(166,490)	19,775	(174,735)	(2,627)	157,587	(166,490)

Consolidated cash flow information

	Year Ended December 31, 2020
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(13,622)	(4,945)	(70,791)	504	—	(88,854)
Net cash (used in) provided by investing activities	(40,851)	12,050	(1,518)	(65,736)	133,753	37,698
Net cash provided by (used in) financing activities	1,330	(63)	66,396	66,027	(133,753)	(63)
Effect of exchange rate changes	(2,358)	—	(73)	(2,054)	—	(4,485)
Net (decrease) increase in cash and cash equivalents	(55,501)	7,042	(5,986)	(1,259)	—	(55,704)

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(10,358)	(22,124)	(69,764)	9,991	—	(92,255)
Net cash provided by (used in) investing activities	7,287	2,920	(213)	(45,199)	83,061	47,856
Net cash provided by (used in) financing activities	—	4,000	47,674	38,387	(83,061)	7,000
Effect of exchange rate changes	(1,619)	—	(102)	(3,327)	—	(5,048)
Net decrease in cash and cash equivalents	(4,690)	(15,204)	(22,405)	(148)	—	(42,447)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(22,570)	2,483	(83,193)	(6,399)	—	(109,679)
Net cash used in investing activities	(56,566)	—	(212)	(56,565)	113,131	(212)
Net cash provided by (used in) financing activities	93,526	(1,285)	55,566	56,565	(113,131)	91,241
Effect of exchange rate changes	967	—	(2,772)	—	—	(1,805)
Net increase/(decrease) in cash and cash equivalents	15,357	1,198	(30,611)	(6,399)	—	(20,455)

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

We and the VIEs commenced business operations in 2010, and only began to generate significant net revenues in 2012 from group-purchase facilitation business. Our net revenues were, RMB330.2 million, RMB357.6 million, RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. We and the VIEs may fail to recapture a sustainable growth rate, which may continue to decrease in the future, especially considering the impact of the COVID-19 pandemic. We experienced net loss attributable to our shareholders of RMB163.0 million, RMB101.9 million and RMB166.5 million (US$24.1 million) in 2020, 2021 and 2022, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information” in this annual report.

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

The consolidated financial statements included in this annual report were prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business. We have incurred recurring operating losses since our inception, including net losses of RMB163.5 million, RMB101.9 million and RMB166.5 million (US$24.1 million) in 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB88.9 million, RMB92.3 million and RMB109.7 million (US$15.9 million) in 2020, 2021 and 2022, respectively. Accumulated deficit was RMB983.6 million and RMB1,150.1 million (US$166.8 million) as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, we had cash and cash equivalents of RMB63.5 million and RMB69.9 million (US$10.1 million), respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

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

Our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to a material weakness. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to 1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge and 2) Lack of a proper and timely financial account closing procedures for certain expenditures.

To remedy the material weakness, we have begun to, and will continue to (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary and (4) set up a proper policy for operating department to timely handover related documents to the financial department for timely account closing.

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

Our net revenues were RMB330.2 million, RMB357.6 million and RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. Our net loss was RMB163.5 million, RMB101.9 million and RMB166.5 million (US$24.1 million) in 2020, 2021 and 2022, respectively. Our adjusted EBITDA was RMB(141.1) million and RMB(82.9) million and RMB(73.4) million (US$(10.6) million) in 2020, 2021 and 2022, respectively. We recorded adjusted net loss of RMB145.8 million, RMB90.0 million and RMB77.8 million (US$11.3 million) in 2020, 2021 and 2022, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The decrease in our adjusted net loss from 2021 to 2022 was primarily due to (1) a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks, (2) reduced expenditures on promotion activities, and (3) a decrease in staff costs. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

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

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

TuanChe Limited (Cayman)
100%
100%
100%
Long Ye International Limited
TuanChe Information Limited (Hong Kong)
TuanChe Group Inc. (Cayman)
100%
Long Ye Information Technology Limited
TuanChe Information Group Limited (Hong Kong)
100%
Outside China
Inside China
Beijing SanguMaolu Information Technology Limited
TuanYuan Internet Technology (Beijing) Co., Ltd. ("TuanYuan")
Wei Wen
Jianchen Sun
Congwu Cheng
77.59%
20%
2.41%
Shenzhen Drive New Media Co., LTD
Beijing Internet Drive Technology Co., LTD
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

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB330.2 million, RMB357.6 million and RMB183.2 million (US$26.6 million) in 2020, 2021 and 2022, respectively. Our net loss was RMB163.5 million, RMB101.9 million and RMB166.5 million (US$24.1 million) in 2020, 2021 and 2022, respectively. Our adjusted EBITDA was RMB(141.1) million, RMB(82.9) million and RMB(73.4) million (US$(10.6) million) in 2020, 2021 and 2022, respectively. We recorded adjusted net loss of RMB145.8 million, RMB90.0 million and RMB77.8 million (US$11.3 million) in 2020, 2021 and 2022, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

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

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the years indicated.

	For the year ended December 31,
	2020	2021	2022
			Restated
	RMB	RMB	RMB	US$

	(in thousands)
Net loss	(163,478)	(101,945)	(166,490)	(24,140)
Add:
Depreciation and amortization	7,109	7,668	4,237	614
Subtract:
Interest income/(expenses), net	2,409	625	(174)	(25)
EBITDA	(158,778)	(94,902)	(162,079)	(23,501)
Add:
Share-based compensation expenses	17,448	9,796	10,282	1,491
Change of guarantee liability	233	1,542	—	—
Impairment of long-term investment	—	700	—	—
Change in fair value of warrant liability	—	—	(11,219)	(1,627)
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill	—	—	69,853	10,128
Adjusted EBITDA	(141,097)	(82,864)	(73,420)	(10,646)

	For the year ended December 31,
	2020	2021	2022
			Restated
	RMB	RMB	RMB	US$
Net loss	(163,478)	(101,945)	(166,490)	(24,140)
Add:
Share-based compensation expenses	17,448	9,796	10,282	1,491
Change of guarantee liability	233	1,542	—	—
Impairment of long-term investment	—	700	—	—
Change in fair value of warrant liability	—	—	(11,219)	(1,627)
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill	—	—	69,853	10,128
Adjusted net loss	(145,797)	(89,907)	(77,831)	(11,285)

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

	For the year ended December 31,
	2020		2021		2022
					Restated
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	330,228	100.0	357,552	100.0	183,188	26,560	100.0
Cost of revenues:
Venue set-up costs	24,725	7.5	24,119	6.7	6,505	943	3.6
Venue rental costs	33,734	10.2	33,304	9.4	9,522	1,381	5.2
Other direct costs	30,342	9.2	27,867	7.8	54,510	7,903	29.7
Total cost of revenues	88,801	26.9	85,290	23.9	70,537	10,227	38.5

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

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our and the VIEs’ offline and online events, such as security costs, direct labor costs and information acquisition costs. Information acquisition costs primarily related to costs incurred for acquiring vehicle sales leads. In 2020, 2021 and 2022, our other costs were RMB30.3 million, RMB27.9 million and RMB54.5 million (US$7.9 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB241.4 million, RMB272.3 million and RMB112.7 million (US$16.3 million) in 2020, 2021 and 2022, respectively, and our gross profit margin was 73.1%, 76.1% and 61.5% in 2020, 2021 and 2022, respectively.

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

	Year Ended December 31,
	2020	2021	2022
			Restated
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	330,228	357,552	183,188	26,560
Cost of revenues	(88,801)	(85,290)	(70,537)	(10,227)
Gross profit	241,427	272,262	112,651	16,333
Total operating expenses	(412,752)	(383,109)	(231,946)	(33,630)
Net loss	(163,478)	(101,945)	(166,490)	(24,140)
Net loss attributable to the TuanChe Limited’s shareholders	(163,034)	(101,945)	(166,490)	(24,140)
Net loss attributable to the Non-controlling interest	(444)	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.54)	(0.33)	(0.52)	(0.08)
Weighted average number of ordinary shares
Basic and diluted	304,439,440	306,792,324	319,539,180	319,539,180
Non-GAAP Financial Data (1)
Adjusted EBITDA	(141,097)	(82,864)	(73,420)	(10,646)
Adjusted net loss	(145,797)	(89,907)	(77,831)	(11,285)
(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million (US$26.6 million) in 2022, primarily representing the decreases in net revenues from offline marketing services and referral service for a commercial bank.

●	Net revenues from auto show services decreased by 77.8% from RMB242.9 million in 2021 to RMB54.0 million (US$7.9 million) in 2022, primarily due to a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we organized 450 and 150 auto shows in 142 and 76 cities, offering a total of 12,372 and 2,868 booths, respectively.
●	Net revenues from special promotion event services decreased by 59.7% from RMB4.0 million in 2021 to RMB1.6 million (US$0.2 million) in 2022, primarily due to a reduced number of special promotion events held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we facilitated 158 and 90 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for a commercial bank decreased by 34.0% from RMB67.0 million in 2021 to RMB44.2 million (US$6.4 million) in 2022, primarily because we ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services increased significantly from approximately RMB14.5 million in 2021 to RMB50.8 million (US$7.4 million), primarily due to the increase in the number of live streaming events held by us and the VIEs and the newly launched online promotion services.

●	Net revenues from other services increased by 11.8% from approximately RMB29.2 million in 2021 to RMB32.7 million (US$4.7 million), primarily due to the substantial expansion of our and the VIEs’ aftermarket promotion service.

Cost of Revenues

Our cost of revenues decreased by 17.3% from RMB85.3 million in 2021 to RMB70.5 million (US$10.2 million), primarily due to the following reasons.

●	Our venue set-up costs decreased by 73.0% from RMB24.1 million in 2021 to RMB6.5 million (US$0.9 million) in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services.
●	Our venue rental costs decreased by 71.4% from RMB33.3 million in 2021 to RMB9.5 million (US$1.4 million) in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services..
●	Our other direct costs increased by 95.6% from RMB27.9 million in 2021 to RMB54.5 million (US$7.9 million) in 2022, primarily due to an increase in information acquisition costs in connection with our and the VIEs’ online marketing services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 58.6% from RMB272.3 million in 2021 to RMB112.7 million (US$16.3 million) in 2022.

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

Operating Loss

As a result of the foregoing, our operating loss increased by 7.6% from RMB110.8 million in 2021 to RMB119.3 million (US$17.3 million) in 2022.

Others, net included in other income/(expenses) primarily include government grants and VAT refunds, change in fair value of warrant liability, partially offset by impairment of goodwill.

Net Loss

As a result of the foregoing, we had net loss of RMB101.9 million and RMB166.5 million (US$24.1 million) in 2021 and 2022, respectively.

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

We have incurred recurring operating losses since our inception, including net losses of RMB163.5 million, RMB101.9 million and RMB166.5 million (US$24.1 million) in 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB88.9 million, RMB92.3 million and RMB109.7 million (US$15.9 million) in 2020, 2021 and 2022, respectively. Accumulated deficit was RMB1,150.1 million (US$166.8 million) as of December 31, 2022. As of December 31, 2022, we had a net current asset of RMB65.1 million (US$9.4 million). The COVID-19 pandemic, especially the resulting high cancellation rate of scheduled offline auto shows, negatively impacted our business operations in 2020, 2021 and 2022 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of reducing the fixed labor cost, pursuing cooperation opportunities in the electric vehicles industry, pursuing potential financing to improve our cash flow from operating and financing activities, and effectively responding to the future development of the COVID-19 pandemic. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, and the impact of the COVID-19 pandemic on our operations, our management believes that our current cash and cash equivalents, time deposits and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern.”

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

Operating Activities

Cash used in operating activities was RMB109.7 million (US$15.9 million) in 2022. In 2022, the difference between our cash used in operating activities and our net loss of RMB166.5 million (US$24.1 million) resulted primarily from (1) provisions for goodwill impairment of RMB69.9 million (US$10.1 million), (2) provisions for long-lived asset impairment of RMB19.7 million (US$2.9 million), (3) share-based compensation of RMB10.3 million (US$1.5 million), (4) allowance of doubtful accounts of RMB8.1 million (US$1.2 million), and (5) a decrease in prepayment and other current assets of RMB5.2 million (US$0.7 million), partially offset by (1) a decrease in accounts payable of RMB15.9 million (US$2.3 million), (2) a decrease in advance from customers of RMB11.7 million (US$1.7 million), (3) income on changes in fair value of RMB11.2 million (US$1.6 million), (4) a decrease in other current liabilities of RMB8.0 million (US$1.2 million) and (5) a decrease in salary and welfare benefits payable of RMB6.9 million (US$1.0 million).

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

Starting from August 2021, we and the VIEs provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period. We identified one performance obligation that is to provide promotion support services to industry customers. The promotion support service revenue is recognized over the period of the contract when the services are provided.

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

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, one of which was first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge. We do not believe that the material weakness had a significant impact on our financial reporting. The material weakness relates to lack of a proper and timely financial account closing procedures for certain expenditures was first identified in the course of finding the misstatement that leads to the restatement.

To remedy the material weakness, we have begun, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary and (4) set up a proper policy for operating department to timely handover related documents to the financial department for timely account closing.

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

TUANCHE LIMITED

By:	/s/ Simon Li
Name: Simon Li
Title: Chief Financial Officer

Date: September 27, 2023

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

Restatement of Previously Issued Financial Statements

As discussed in Note 24 to the financial statements, the Company has identified and corrected material misstatements in previously issued financial statements for the year ended December 31, 2022.

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

New York, NY

March 29, 2023, except for the effects of the restatement as described in Note 24, as to which the date is September 27, 2023.

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2021	December 31, 2022
			Restated Note 24
				US$
		RMB	RMB	Note 3(f)
ASSETS
Current assets:
Cash and cash equivalents		63,461	69,895	10,134
Restricted cash		33,837	6,948	1,007
Accounts and notes receivable, net	5	47,951	49,969	7,245
Prepayment and other current assets, net	6	60,460	46,856	6,794
Total current assets		205,709	173,668	25,180
Non-current assets:
Property, equipment and software, net	7	3,467	—	—
Intangible assets, net	8	17,711	—	—
Operating lease right-of-use assets	12	5,104	10,135	1,469
Long-term investments	9	5,357	5,383	780
Goodwill	4	115,414	45,561	6,606
Other non-current assets		313	522	76
Total non-current assets		147,366	61,601	8,931
Total assets		353,075	235,269	34,111
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		29,577	13,658	1,981
Advance from customers		15,401	3,695	536
Salary and welfare benefits payable		39,870	32,944	4,776
Short-term borrowings	13	7,000	3,169	459
Other taxes payable	11	21,822	24,727	3,585
Current portion of deferred revenue		4,139	1,345	195
Short-term operating lease liabilities	12	2,589	5,200	753
Guarantee liabilities		4,073	—	—
Other current liabilities	14	27,313	23,821	3,455
Total current liabilities		151,784	108,559	15,740
Long-term borrowings	15	—	1,546	224
Non-current portion of deferred revenue		98	18	3
Deferred tax liability	10	5,451	—	—
Long-term operating lease liabilities	12	1,475	7,494	1,087
Warrant liability	22	—	24,376	3,534
Other non-current liabilities		957	492	71
Total non-current liabilities		7,981	33,926	4,919
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)		159,765	142,485	20,659
Commitments and contingencies	20
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 252,501,213 shares outstanding as of December 31, 2021; US$0.0001 par value; 800,000,000 shares authorized; 339,475,403 shares issued and 327,422,449 shares outstanding as of December 31, 2022		182	235	34
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2021 and 2022		35	35	5
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2021 and 2022, respectively)		(45,886)	(45,886)	(6,653)
Additional paid-in capital		1,231,135	1,296,951	188,040
Accumulated deficit		(983,645)	(1,150,135)	(166,754)
Accumulated other comprehensive loss		(7,408)	(8,416)	(1,220)
Total TuanChe Limited shareholders’ equity		194,413	92,784	13,452
Non-controlling interests		(1,103)	—	—
Total shareholders’ equity		193,310	92,784	13,452
TOTAL LIABILITIES AND EQUITY		353,075	235,269	34,111

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2020	2021	2022
				Restated Note 24
					US$
		RMB	RMB	RMB	Note 3(f)
Net revenues
Offline Marketing Services:
Auto shows		250,481	242,860	53,962	7,824
Special promotion events		4,851	3,994	1,609	233
Referral service for commercial bank		18,694	67,010	44,202	6,409
Online marketing		31,009	14,489	50,757	7,359
Others		25,193	29,199	32,658	4,735
Total net revenues		330,228	357,552	183,188	26,560
Cost of revenues		(88,801)	(85,290)	(70,537)	(10,227)
Gross profit		241,427	272,262	112,651	16,333
Operating expenses:
Selling and marketing expenses		(279,665)	(274,670)	(127,696)	(18,514)
General and administrative expenses		(98,820)	(72,788)	(64,708)	(9,382)
Research and development expenses		(34,267)	(35,651)	(19,799)	(2,871)
Impairment of long-lived assets		—	—	(19,743)	(2,863)
Total operating expenses		(412,752)	(383,109)	(231,946)	(33,630)
Loss from operations		(171,325)	(110,847)	(119,295)	(17,297)
Other income/(expenses):
Interest income/(expenses), net		2,409	625	(174)	(25)
Foreign exchange (loss)/gain		(25)	(149)	444	64
Gain from equity method investments		933	258	26	4
Impairment of long-term investment		—	(700)	—	—
Impairment of goodwill		—	—	(69,853)	(10,128)
Change in fair value of warrant liability		—	—	11,219	1,627
Other income, net		3,498	8,868	5,692	825
Loss before income taxes		(164,510)	(101,945)	(171,941)	(24,930)
Income tax benefit		1,032	—	5,451	790
Net loss		(163,478)	(101,945)	(166,490)	(24,140)
Net loss attributable to the non-controlling interests		(444)	—	—	—
Net loss attributable to TuanChe Limited’s ordinary shareholders		(163,034)	(101,945)	(166,490)	(24,140)
				—	—
Net loss		(163,478)	(101,945)	(166,490)	(24,140)
Other comprehensive loss:
Foreign currency translation adjustments		(6,853)	(1,603)	(1,008)	(146)
Total other comprehensive loss		(6,853)	(1,603)	(1,008)	(146)
Total comprehensive loss		(170,331)	(103,548)	(167,498)	(24,286)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders		(169,887)	(103,548)	(167,498)	(24,286)
Non-controlling interests		(444)	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	19	(0.54)	(0.33)	(0.52)	(0.08)
Weighted average number of ordinary shares
Basic and diluted	19	304,439,440	306,792,324	319,539,180	319,539,180
Share-based compensation expenses included in:
Selling and marketing expenses		(952)	2,123	1,556	226
General and administrative expenses		14,316	3,928	4,868	706
Research and development expenses		4,084	3,746	3,858	559

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated	TuanChe
	Class A		Class B				Additional		other	Limited	Non-
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	256,314,272	173	55,260,580	35	(17,282,326)	(46,533)	1,187,577	(718,666)	1,048	423,634	(659)	422,975
Grant of restricted shares	3,890,000	3	—	—	(3,890,000)	—	(3)	—	—	—	—	—
Forfeit of restricted shares	(3,186,301)	(2)	—	—	3,186,301	—	2	—	—	—	—	—
Shares issuance for vested restricted shares	—	—	—	—	2,998,978	—	17,448	—	—	17,448	—	17,448
Shares issuance to nonemployee	—	—	—	—	80,000	647	(647)	—	—	—	—	—
Shares issuance for the acquisition of a subsidiary	8,366,444	7	—	—	—	—	16,962	—	—	16,969	—	16,969
Net loss	—	—	—	—	—	—	—	(163,034)	—	(163,034)	(444)	(163,478)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(6,853)	(6,853)	—	(6,853)
Balance at December 31, 2020	265,384,415	181	55,260,580	35	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061
Shares issuance for vested restricted shares	2,023,845	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,797	—	—	9,797	—	9,797
Net loss	—	—	—	—	—	—	—	(101,945)	—	(101,945)	—	(101,945)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,603)	(1,603)	—	(1,603)
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310
Shares issuance for vested restricted shares	3,648,500	2	—	—	—	—	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,282	—	—	10,282	—	10,282
Acquisition of non-controlling interests	—	—	—	—	—	—	(1,103)	—	—	(1,103)	1,103	—
Issuance of common shares and Pre-funded warrants, net of issuance costs	71,272,736	51	—	—	—	—	56,639	—	—	56,690	—	56,690
Net loss	—	—	—	—	—	—	—	(166,490)	—	(166,490)	—	(166,490)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,008)	(1,008)	—	(1,008)
Balance at December 31, 2022 (as restated)	342,329,496	235	55,260,580	35	(14,907,047)	(45,886)	1,296,951	(1,150,135)	(8,416)	92,784	—	92,784

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2020	2021	2022
			Restated Note 24
				US$
	RMB	RMB	RMB	Note 3(f)
Cash flows from operating activities :
Net Loss	(163,478)	(101,945)	(166,490)	(24,140)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment on long-term investments (Note 9)	—	700	—	—
Impairment of long-lived assets	—	—	19,743	2,863
Impairment of goodwill (Note 4)	—	—	69,853	10,128
Depreciation of property, equipment and software (Note 7)	2,975	3,298	2,140	310
Amortization of intangible assets (Note 8)	4,134	4,110	2,097	304
Share-based compensation (Note 17)	17,448	9,797	10,282	1,491
Allowance for doubtful accounts (Note 5 & 6)	30,227	17,796	8,143	1,181
Gain from long-term investments (Note 9)	(933)	(258)	(26)	(4)
Loss on disposal of property and equipment, subsidiary	51	429	218	32
Recognition of deferred income	(550)	(513)	(513)	(74)
Foreign exchange (gain)/ loss	(25)	149	(444)	(64)
Loss on changes in guarantee liabilities	233	1,542	—	—
Deferred income taxes	(1,032)	—	(5,451)	(790)
Non-cash lease expense	157	—	—	—
Change in fair value of warrant liability (Note 22)	—	—	(11,219)	(1,627)
Changes in operating assets and liabilities:
Accounts receivable	(7,390)	6,504	(1,127)	(163)
Prepayment and other current assets	13,638	(4,177)	5,151	747
Accounts payable	15,970	7,782	(15,919)	(2,308)
Advance from customers	15,296	(6,065)	(11,706)	(1,697)
Salary and welfare benefits payable	(16,041)	(12,977)	(6,926)	(1,004)
Deferred revenue	1,720	—	(2,361)	(342)
Other taxes payable	876	(1,170)	2,905	421
Other current liabilities	(2,130)	(17,257)	(8,029)	(1,165)
Net cash used in operating activities	(88,854)	(92,255)	(109,679)	(15,901)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(2,048)	(968)	(212)	(31)
Placement of time deposits	(141,016)	—	—	—
Cash paid for short-term investments	(7,105)	—	—	—
Cash paid for long-term investments (Note 9)	(700)	(2,250)	—	—
Cash received from maturity of time deposits	166,192	45,674	—	—
Cash received from disposal of long-term investments (Note 9)	250	5,400	—	—
Cash received from acquisition of a subsidiary	1,330	—	—	—
Cash received from disposal of short-term investments	20,795	—	—	—
Net cash generated from/ (used in) investing activities	37,698	47,856	(212)	(31)
Cash flows from financing activities:
Cash received from borrowings (Note 13&15)	3,000	10,000	6,169	894
Cash repayments of short-term borrowings (Note 13)	(3,000)	(3,000)	(8,454)	(1,226)
Proceeds of offering, net of listing fee	—	—	93,526	13,560
Cash paid from other financing activities	(63)	—	—	—
Net cash (used in)/generated from financing activities	(63)	7,000	91,241	13,228
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,485)	(5,048)	(1,805)	(262)
Net decrease in cash, cash equivalents and restricted cash	(55,704)	(42,447)	(20,455)	(2,966)
Cash, cash equivalents and restricted cash at beginning of the year	195,449	139,745	97,298	14,107
Including :
Cash and cash equivalents at the beginning of the year	193,920	109,916	63,461	9,201
Restricted cash at the beginning of the year	1,529	29,829	33,837	4,906
Cash, cash equivalents and restricted cash at end of the year	139,745	97,298	76,843	11,141
Including :
Cash and cash equivalents at the end of the year	109,916	63,461	69,895	10,134
Restricted cash at the end of the year	29,829	33,837	6,948	1,007
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(61)	(182)	(214)	(31)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	10,801	—	13,152	1,907
Bridge loan credited into cash portion of acquisition (Note 4)	99,896	—	—	—
Equity consideration of the acquisition (Note 4)	16,969	—	—	—

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

As of December 31, 2022, the Company’s major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, online marketing services
Longye International Limited (“Longye”)	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services

	Place and	Percentage of
	year of	direct or indirect
Major VIEs	incorporation	economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	Beijing, PRC 2018	100	Technical support and consulting services
Tansuojixian Technology (Beijong) Co., Ltd. (“Tansuojixian”)	Beijing, PRC 2018	100	Technical support and consulting services

1.Organization and Reorganization (Continued)

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Remain dormant
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	Tianjin, PRC 2017	100	Auto shows

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

2.Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB163.5 million, RMB101.9 million and RMB166.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities were RMB88.9 million, RMB92.3 million and RMB109.7 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB1,150.1 million as of December 31, 2022, respectively. As of December 31, 2022, the Company had cash and cash equivalents of RMB69.9 million (US$10.1 million).

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

3.Significant Accounting Policies (Continued)

o)Revenue recognition (Continued)

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

3.Significant Accounting Policies (Continued)

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

3.Significant Accounting Policies (Continued)

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

3.Significant Accounting Policies (Continued)

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

3.Significant Accounting Policies (Continued)

cc)Concentrations and Risks (Continued)

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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the year ended
	December 31,
	2020	2021	2022
			(As restated)
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences*	—	2.6	(12.1)
Change in valuation allowance	(25.0)	(18.0)	(10.1)
Effect of preferential tax rate	—	(8.2)	(1.5)
Effect of different tax rates in other jurisdictions (offshore entities)	—	(1.4)	(1.3)
Change in impairment of intangible assets	—	—	(3.2)
Others	(0.6)	—	—
Effective income tax rate	(0.6)	—	(3.2)

*Permanent differences are mainly due to non-deductible impairment charges.

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2021 and 2022.

	December 31, 2021	December 31, 2022
	RMB	RMB
		(As restated)
Deferred tax assets:
Advertising expense in excess of deduction limit	58,230	58,723
Accrued expense and other payables	3,349	4,101
Allowance for doubtful accounts	9,163	9,541
Net operating tax loss carry forwards	63,792	73,423
Total deferred tax assets	134,534	145,788
Less: valuation allowance	(134,534)	(145,788)
Net deferred tax assets	—	—

10.Taxation (Continued)

b)Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The movements of the valuation allowance are as follows:

	December 31, 2020	December 31, 2021	December 31, 2022
	RMB	RMB	RMB
			(As restated)
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	89,713	120,703	134,534
Allowance made during the year	30,990	18,271	16,910
Reduction due to unrealized NOLs and adjustments	—	—	(5,656)
Decrease due to disposal of subsidiaries	—	(4,440)	—
Balance at end of year	120,703	134,534	145,788

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

10.Taxation (Continued)

c)Withholding income tax (Continued)

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

12.Leases (Continued)

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

17.Share-based Compensation (Continued)

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

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31
	2020	2021	2022
Numerator :
Net loss attributable to TuanChe Limited’s shareholders	(163,034)	(101,945)	(166,490)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	304,439,440	306,792,324	319,539,180
Basic and diluted net loss per share attributable to TuanChe Limited’s shareholders	(0.54)	(0.33)	(0.52)

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

23.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB164,081 and RMB32 as of December 31, 2021 and 2022 respectively including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

24.Restatement

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended December 31, 2022, the Group revisited its consolidated financial statements and identified one material misstatement and as a result has restated the Group’s previously issued consolidated financial statements for the year ended December 31, 2022.

Restatement of previously issued consolidated financial statements

The following misstatement in the Group’s annual financial statements was identified and corrected as part of the restatement:

Cut-off misstatement on the cost of revenues

During the six months ended December 31, 2022, the Group failed to recognize certain cost of revenues in relation to proving online marketing services. The correction of this misstatement resulted in an increase in cost of revenues of RMB8,350 for the year ended December 31, 2022, and an increase of accounts payable as of December 31, 2022 of RMB 8,350.

24.Restatement (Continued)

The effects of the restatement for the misstatement on the consolidated balance sheet are as follows:

	As of December 31, 2022
		Restatement
	As previously reported	Adjustment	As Restated
	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	69,895	—	69,895
Restricted cash	6,948	—	6,948
Accounts and notes receivable, net	49,969	—	49,969
Prepayment and other current assets, net	46,856	—	46,856
Total current assets	173,668	—	173,668
Non-current assets:
Operating lease right-of-use assets	10,135	—	10,135
Long-term investments	5,383	—	5,383
Goodwill	45,561	—	45,561
Other non-current assets	522	—	522
Total non-current assets	61,601	—	61,601
Total assets	235,269	—	235,269
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,308	8,350	13,658
Advance from customers	3,695	—	3,695
Salary and welfare benefits payable	32,944	—	32,944
Short-term borrowings	3,169	—	3,169
Other taxes payable	24,727	—	24,727
Current portion of deferred revenue	1,345	—	1,345
Short-term operating lease liabilities	5,200	—	5,200
Other current liabilities	23,821	—	23,821
Total current liabilities	100,209	8,350	108,559
Long-term borrowings	1,546	—	1,546
Non-current portion of deferred revenue	18	—	18
Long-term operating lease liabilities	7,494	—	7,494
Warrant liability	24,376	—	24,376
Other non-current liabilities	492	—	492
Total non-current liabilities	33,926	—	33,926
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)	134,135	8,350	142,485
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 268,202,667 shares issued and 252,501,213 shares outstanding as of December 31, 2021; US$0.0001 par value; 800,000,000 shares authorized; 339,475,403 shares issued and 327,422,449 shares outstanding as of December 31, 2022	235	—	235
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2021 and 2022	35	—	35
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2021 and 2022, respectively)	(45,886)	—	(45,886)
Additional paid-in capital	1,296,951	—	1,296,951
Accumulated deficit	(1,141,785)	(8,350)	(1,150,135)
Accumulated other comprehensive loss	(8,416)	—	(8,416)
Total TuanChe Limited shareholders’ equity	101,134	(8,350)	92,784
Non-controlling interests	—	—	—
Total shareholders’ equity	101,134	(8,350)	92,784
TOTAL LIABILITIES AND EQUITY	235,269	—	235,269

24.Restatement (Continued)

The effects of the restatement for the error on the consolidated statements of operations and comprehensive (loss)/income are as follows:

	For the year ended December 31, 2022
		Restatement
	As previously reported	Adjustment	As Restated
	RMB	RMB	RMB
Net revenues
Offline Marketing Services:
Auto shows	53,962	—	53,962
Special promotion events	1,609	—	1,609
Referral service for commercial bank	44,202	—	44,202
Online marketing	50,757	—	50,757
Others	32,658	—	32,658
Total net revenues	183,188	—	183,188
Cost of revenues	(62,187)	(8,350)	(70,537)
Gross profit	121,001	(8,350)	112,651
Operating expenses:
Selling and marketing expenses	(127,696)	—	(127,696)
General and administrative expenses	(64,708)	—	(64,708)
Research and development expenses	(19,799)	—	(19,799)
Impairment of long-lived assets	(19,743)	—	(19,743)
Total operating expenses	(231,946)	—	(231,946)
Loss from operations	(110,945)	(8,350)	(119,295)
Other income/(expenses):
Interest income/(expenses), net	(174)	—	(174)
Foreign exchange (loss)/gain	444	—	444
Gain from equity method investments	26	—	26
Impairment of goodwill	(69,853)	—	(69,853)
Change in fair value of warrant liability	11,219	—	11,219
Other income, net	5,692	—	5,692
Loss before income taxes	(163,591)	(8,350)	(171,941)
Income tax benefit	5,451	—	5,451
Net loss	(158,140)	(8,350)	(166,490)
Net loss attributable to the non-controlling interests	—	—	—
Net loss attributable to TuanChe Limited’s ordinary shareholders	(158,140)	(8,350)	(166,490)

Net loss	(158,140)	(8,350)	(166,490)
Other comprehensive loss:
Foreign currency translation adjustments	(1,008)	—	(1,008)
Total other comprehensive loss	(1,008)	—	(1,008)
Total comprehensive loss	(159,148)	(8,350)	(167,498)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(159,148)	(8,350)	(167,498)
Non-controlling interests	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.49)	(0.03)	(0.52)
Weighted average number of ordinary shares
Basic and diluted	319,539,180	—	319,539,180
Share-based compensation expenses included in:
Selling and marketing expenses	1,556	—	1,556
General and administrative expenses	4,868	—	4,868
Research and development expenses	3,858	—	3,858

24.Restatement (Continued)

The effects of the restatement for the error on the consolidated statements of cash flows are as follows:

	For the year ended December 31, 2022
		Restatement
	As previously reported	Adjustment	As Restated
	RMB	RMB	RMB
Cash flows from operating activities :
Net Loss	(158,140)	(8,350)	(166,490)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment of long-lived assets	19,743	—	19,743
Impairment of goodwill (Note 4)	69,853	—	69,853
Depreciation of property, equipment and software (Note 7)	2,140	—	2,140
Amortization of intangible assets (Note 8)	2,097	—	2,097
Share-based compensation (Note 17)	10,282	—	10,282
Allowance for doubtful accounts (Note 5 & 6)	8,143	—	8,143
Gain from long-term investments (Note 9)	(26)	—	(26)
Loss on disposal of property and equipment, subsidiary	218	—	218
Recognition of deferred income	(513)	—	(513)
Foreign exchange (gain)/ loss	(444)	—	(444)
Deferred income taxes	(5,451)	—	(5,451)
Change in fair value of warrant liability (Note 22)	(11,219)	—	(11,219)
Changes in operating assets and liabilities:		—
Accounts receivable	(1,127)	—	(1,127)
Prepayment and other current assets	5,151	—	5,151
Accounts payable	(24,269)	8,350	(15,919)
Advance from customers	(11,706)	—	(11,706)
Salary and welfare benefits payable	(6,926)	—	(6,926)
Deferred revenue	(2,361)	—	(2,361)
Other taxes payable	2,905	—	2,905
Other current liabilities	(8,029)	—	(8,029)
Net cash used in operating activities	(109,679)	—	(109,679)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(212)	—	(212)
Net cash generated from/ (used in) investing activities	(212)	—	(212)
Cash flows from financing activities:
Cash received from borrowings (Note 13&15)	6,169	—	6,169
Cash repayments of short-term borrowings (Note 13)	(8,454)	—	(8,454)
Proceeds of offering, net of listing fee	93,526	—	93,526
Net cash (used in)/generated from financing activities	91,241	—	91,241
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,805)	—	(1,805)
Net decrease in cash, cash equivalents and restricted cash	(20,455)	—	(20,455)
Cash, cash equivalents and restricted cash at beginning of the year	97,298	—	97,298
Including :
Cash and cash equivalents at the beginning of the year	63,461	—	63,461
Restricted cash at the beginning of the year	33,837	—	33,837
Cash, cash equivalents and restricted cash at end of the year	76,843	—	76,843
Including :
Cash and cash equivalents at the end of the year	69,895	—	69,895
Restricted cash at the end of the year	6,948	—	6,948
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(214)	—	(214)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	13,152	—	13,152

25.Subsequent event

The Group evaluated subsequent events through March 29, 2023, the date on which the consolidated financial statements were issued, the Group did not identify any subsequent events that require recognition and disclosure in the consolidated financial statements.