Form 20-F
period 2023-12-31
TuanChe Ltd
filed 2024-03-28
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Haidian District Beijing 100038

The People’s Republic of China

Telephone: (86-10)6398-2942

E-mail: wenwei@tuanche.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 240 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	TC	Nasdaq Capital Market

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

Class A ordinary shares, par value US$0.0001 each	357,075,403 shares issued; 355,444,451 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.  Yes  ☐    No  ⌧

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents 240 Class A ordinary shares;
●	“auto dealer(s)” refers to both franchised dealers and secondary dealers;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;
●	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;
●	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;
●	“NEV” refers to new energy vehicles;
●	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd. and/or Haina Shuke (Beijing) Technology Co., Ltd. (formerly known as Tansuojixian Technology (Beijing) Co., Ltd.), and their respective subsidiaries, as the context requires; and
●	“we,” “us,” “our,” “our company,” or “TuanChe” refers to TuanChe Limited and its subsidiaries.

Effective on January 26, 2024, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2021, 2022 and 2023 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch in 2018, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

TuanChe Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. We carry out our value-added telecommunications business in China through our subsidiaries in China, the VIEs, and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema Beijing, our wholly owned subsidiaries in China (“WFOEs”), entered into a series of contractual arrangements with the VIEs, TuanChe Internet, Drive New Media, Internet Drive Technology and Haina Shuke (formerly known as Tansuojixian Beijing), and their respective shareholders. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications services set out in the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “Negative List (2021 Version)”), promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”), in China. Our contractual arrangements with the VIEs enable us to (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we operate our value-added communications business in China through the VIEs and their subsidiaries, and we could receive the economic rights and exercise significant influence on the VIEs’ business operations that results in consolidation of the VIEs’ operations and financial results into our financial statements through the contractual arrangements, provided that we meet the conditions for consolidation under U.S. GAAP. The VIE structure is used to replicate foreign investment in China-based companies where the PRC laws restrict direct foreign investment in the operating companies. Our contractual arrangements with the VIEs are not equivalent of an investment in the VIEs. Neither we nor our subsidiaries own any share in the VIEs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the current PRC laws and regulations or new PRC laws and regulations promulgated in the future, including but not limited to limitation on foreign ownership of value-added telecommunications service companies, and the PRC regulatory authorities may disallow our corporate structure at any time, revoke the operating licenses of the VIEs, or require us to restructure our ownership structure or operation, if they found our contractual arrangements do not comply with the limitations on foreign ownership. Our contractual agreements may not be effective in providing control over the VIEs. We may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission, if we fail to comply with their rules and regulations. In 2021, 2022 and 2023, our PRC subsidiaries received cash of RMB2.0 million, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2021, 2022 and 2023, our PRC subsidiaries paid cash of RMB0.6 million, nil and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. We may need to make material changes in our operations to comply with those requirements and/or the value of the ADSs might be affected. PRC government’s certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals, subject to necessary procedures. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by an independent registered public accounting firm that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (the “HFCA Act”), as of the date of this annual report. On August 26, 2022, the CSRC, MOFCOM, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States.

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

The following table sets forth the respective revenue contributions of (1) the VIEs and (2) TuanChe Limited (the “Parent”) and our subsidiaries for the periods indicated both in absolute amount and as a percentage of total revenues.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	93,975	26.3	95,382	52.1	68,167	9,601	42.0
Parent and our subsidiaries	263,577	73.7	87,806	47.9	94,200	13,267	58.0
Total revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0

The following table sets forth the respective asset contributions of (1) the VIEs and (2) Parent and our subsidiaries as of the date indicated both in absolute amount and as a percentage of total assets.

	As of December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
The VIEs	132,602	37.6	181,215	77.0	163,789	23,069	137.2
Parent and our subsidiaries	220,473	62.4	54,054	23.0	(44,441)	(6,261)	(37.2)
Total assets	353,075	100.0	235,269	100.0	119,348	16,808	100.0

Financial Information Related to the VIEs

The following table presents the consolidated balance sheet information relating to TuanChe Limited (the “Parent”), the VIEs and the non-variable interest entities as of December 31, 2022 and 2023.

	As of December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	57,168	6,172	13,465	38	—	76,843
Amount due from the subsidiaries of the Group	121,957	117,489	157,761	133,589	(530,796)	—
Other current assets	5,712	51,126	39,954	33	—	96,825
Total current assets	184,837	174,787	211,180	133,660	(530,796)	173,668
Long-term investments	—	5,383	—	—	—	5,383
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(53,080)	—	—	710,064	(656,984)	—
Operating lease right-of-use assets, net	—	1,045	9,090	—	—	10,135
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(53,080)	6,428	55,173	710,064	(656,984)	61,601
Total assets	131,757	181,215	266,353	843,724	(1,187,780)	235,269
Accounts payable	—	818	12,840	—	—	13,658
Amount due to the subsidiaries of the Group	2,710	266,679	128,048	16,504	(413,941)	—
Short team borrowings	—	1,169	2,000	—	—	3,169
Short-term operating lease liabilities	—	652	4,548	—	—	5,200
Other current liabilities	11,395	43,761	33,855	(2,479)	—	86,532
Total current liabilities	14,105	313,079	181,291	14,025	(413,941)	108,559
Long team borrowings	—	1,546	—	—	—	1,546
Warrant liability	24,376	—	—	—	—	24,376
Lease liabilities, non-current	—	605	6,889	—	—	7,494
Other non-current liabilities	492	18	—	—	—	510
Total non-current liabilities	24,868	2,169	6,889	—	—	33,926
Total liabilities	38,973	315,248	188,180	14,025	(413,941)	142,485
Total equity/(deficit)	92,784	(134,033)	78,173	829,699	(773,839)	92,784

	As of December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	3,004	3,987	8,991	11	—	15,993
Amount due from the subsidiaries of the Group	135,144	123,349	147,176	10,437	(416,106)	—
Other current assets	9,797	30,622	5,510	73	—	46,002
Total current assets	147,945	157,958	161,677	10,521	(416,106)	61,995
Long-term investments	—	5,564	—	—	—	5,564
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(113,494)	—	—	740,047	(626,553)	—
Operating lease right-of-use assets, net	—	267	5,439	—	—	5,706
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(113,494)	5,831	51,522	740,047	(626,553)	57,353
Total assets	34,451	163,789	213,199	750,568	(1,042,659)	119,348
Accounts payable	—	838	9,568	—	—	10,406
Amount due to the subsidiaries of the Group	2,741	250,341	223,158	14,011	(490,251)	—
Short-term borrowings	—	14,487	1,200	—	—	15,687
Short-term operating lease liabilities	—	659	3,431	—	—	4,090
Other current liabilities	8,274	28,659	19,647	1	—	56,581
Total current liabilities	11,015	294,984	257,004	14,012	(490,251)	86,764
Long-term borrowings	—	3,000	—	—	—	3,000
Warrant liability	3,952	—	—	—	—	3,952
Lease liabilities, non-current	—	—	6,099	—	—	6,099
Other non-current liabilities	—	49	—	—	—	49
Total non-current liabilities	3,952	3,049	6,099	—	—	13,100
Total liabilities	14,967	298,033	263,103	14,012	(490,251)	99,864
Total equity/(deficit)	19,484	(134,244)	(49,904)	736,556	(552,408)	19,484

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the years ended December 31, 2021, 2022 and 2023.

Consolidated statements of operations and comprehensive (loss)/income data

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	93,975	327,958	—	(64,381)	357,552
Cost of revenues	—	(44,519)	(101,054)	—	60,283	(85,290)
Operating expenses	(6,710)	(84,191)	(296,300)	(6)	4,098	(383,109)
Loss from operations	(6,710)	(34,735)	(69,396)	(6)	—	(110,847)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(96,058)	—	—	—	96,058	—
Other income, net	823	4,170	4,075	(166)	—	8,902
Net loss	(101,945)	(30,565)	(65,321)	(172)	96,058	(101,945)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	95,382	92,687	4,477	(9,358)	183,188
Cost of revenues	—	(5,741)	(64,796)	—	—	(70,537)
Operating expenses	(20,637)	(58,561)	(154,474)	(7,632)	9,358	(231,946)
(Loss)/ income from operations	(20,637)	31,080	(126,583)	(3,155)	—	(119,295)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(157,587)	—	—	—	157,587	—
Other income/ (expenses), net	11,734	(16,756)	(48,152)	528	—	(52,646)
Income tax expense	—	5,451	—	—	—	5,451
Net (loss)/ income	(166,490)	19,775	(174,735)	(2,627)	157,587	(166,490)

	Year Ended December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	68,167	98,869	—	(4,669)	162,367
Cost of revenues	—	(14,255)	(54,687)	—		(68,942)
Operating expenses	(24,540)	(69,561)	(124,979)	(41)	4,669	(214,452)
Loss from operations	(24,540)	(15,649)	(80,797)	(41)		(121,027)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(79,811)	—	—	—	79,811	—
Other income, net	21,380	15,231	1,446	(1)	—	38,056
Net (loss)/ income	(82,971)	(418)	(79,351)	(42)	79,811	(82,971)

Consolidated cash flow information

	Year Ended December 31, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(10,358)	(22,124)	(69,764)	9,991	—	(92,255)
Net cash provided by (used in) investing activities	7,287	2,920	(213)	(45,199)	83,061	47,856
Net cash provided by (used in) financing activities	—	4,000	47,674	38,387	(83,061)	7,000
Effect of exchange rate changes	(1,619)	—	(102)	(3,327)	—	(5,048)
Net decrease in cash, cash equivalents and restricted cash	(4,690)	(15,204)	(22,405)	(148)	—	(42,447)

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(22,570)	2,483	(83,193)	(6,399)	—	(109,679)
Net cash used in investing activities	(56,566)	—	(212)	(56,565)	113,131	(212)
Net cash provided by (used in) financing activities	93,526	(1,285)	55,566	56,565	(113,131)	91,241
Effect of exchange rate changes	967	—	(2,772)	—	—	(1,805)
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,357	1,198	(30,611)	(6,399)	—	(20,455)

	Year Ended December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash provided by (used in) operating activities	4,075	(15,357)	(63,583)	(27)	—	(74,892)
Net cash used in investing activities	(59,263)	—	—	(56,565)	115,828	—
Net cash provided by financing activities	—	13,172	60,063	56,565	(115,828)	13,972
Effect of exchange rate changes	1,024	—	(954)	—	—	70
Net decrease in cash, cash equivalents and restricted cash	(54,164)	(2,185)	(4,474)	(27)	—	(60,850)

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

In 2021, 2022 and 2023, our PRC subsidiaries received cash of RMB2.0 million, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2021, 2022 and 2023, our PRC subsidiaries paid cash of RMB0.6 million, nil and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries. The foregoing cash flows include all distributions and transfers between our Cayman Islands holding company, our subsidiaries and the VIEs as of the date of this annual report.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We and the VIEs have obtained all licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ business operations of offline marketing services and online marketing services, except that we and/or the VIEs may need to obtain certain permits each time before we and/or the VIEs hold an offline event. We and the VIEs did not obtain requisite permits for the provision of certain livestreaming services when provided at a preliminary stage. As of the date of this annual report, we and the VIEs have taken measures to rectify such defect by entering into collaboration arrangements with the operators of livestreaming platforms holding the requisite permits, and we have not received any inquiry or investigation from any PRC government authority regarding such service provision. As of the date of this annual report, except as disclosed above and in “—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct our business” in this annual report, we and the VIEs have obtained all licenses, permits or approvals to conduct our and the VIEs’ business. As of the date of this annual report, TuanChe Internet Information Service (Beijing) Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2028, Shenzhen Drive New Media Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2029, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. Under PRC laws and regulations, we and the VIEs are required to obtain and maintain the aforementioned licenses, permits and approvals in order to conduct and operate our and the VIEs’ business. In addition, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities would consider multiple factors in enforcing the license requirements. In addition, if relevant PRC government authorities determine that we or the VIEs are operating our offline events without proper licenses or permits or impose additional restrictions on the operation of any of our offline events, we and the VIEs might be subject to administration penalties, such as fines, confiscation of income, additional restrictions and force discontinuation of our offline events, which may materially and adversely affect our and the VIEs’ business, results of operations and financial condition. As of the date of this annual report, we and the VIEs have not been denied application for any permits or licenses required for our and the VIEs’ business operations and the offline events we and the VIEs have held. As of the date of this annual report, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events. See “—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIEs’ failure to obtain necessary permits for offline events may subject us and the VIEs to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the relevant jurisdictions in the future. We cannot assure you that we or the VIEs will be able to satisfy such regulatory requirements, and as a result, we or the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we or the VIEs fail to do so, we or the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. In addition, if we, our subsidiaries or the VIEs inadvertently conclude that other permissions and approvals, including those from the CAC or the CSRC, are not required or applicable laws, regulations or interpretations change and we, our subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we, our subsidiaries’ and the VIEs’ operations in China may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of our subsidiaries’ and the VIEs’ licenses and suspension of their respective business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, litigation or adverse publicity, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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
●our net losses incurred in the past;

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

Risks Related to Doing Business in China

●impact from Chinese and global economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●risks arising from the PRC legal system;
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

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We and the VIEs benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many factors, including those relating to general economic conditions, the urbanization rate of China’s population and the cost of automobiles, and applicable government policies that may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. Since 2010, the Beijing municipal government has issued the interim regulations, which were amended from time to time, to control the quantity of small passenger cars in the city. Pursuant to the latest Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing and the Implementing Rules of the Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing (Revised in 2020), both of which were came into force on January 1, 2021, the city imposes an annual quota on the issuance of new vehicle registration plates. The annual car license plate quota in 2024 has been further reduced to 100,000, down from 150,000 in 2017. Some other cities in China, including Tianjin, Hangzhou, and Shenzhen, have also implemented certain interim provisions to control the quantity of small cars in the cities. Such regulatory developments, as well as other factors, may affect the growth prospects of China’s automotive industry, and in turn adversely influence consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our and the VIEs’ business, financial condition and results of operations could be materially and adversely affected.

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

We announced our plan to expand into the NEV industry in January 2021, and we have a limited track record in operating in the NEV industry, and hence have limited experience in designing, developing, manufacturing, marketing and selling NEVs. We face a number of risks and challenges for our NEV business in China, including but not limited to our ability to develop and produce safe, reliable and high quality NEVs, advance our technologies, expand our sales and service network, market and promote our products and services, improve our operational efficiency and attract, retain and motivate our employees, in particular, our R&D personnel. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile.

China’s NEV market is intensely competitive. We will compete with both local and international competitors, established companies and potential new entrants. If we successfully execute our plan to expand into the NEV market, we will directly compete with other NEV companies, which include electric vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles, and we may also face competition from new and well-funded entrants, which will increase the level of competition we face. In addition, potential volatility in the NEV industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of NEVs in China may not grow at the rate that we expect, or at all. Demand for NEVs could be volatile, depending to a large extent on general economic, political and social conditions in a given market and the introduction of new vehicles and technologies. We have fewer financial resources than more established automakers to withstand changes in the market and disruptions in demand. Demand for NEVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and maintaining automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. These factors may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional automakers.

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

We and the VIEs commenced business operations in 2010, and only began to generate significant net revenues in 2012 from group-purchase facilitation business. Our net revenues were, RMB357.6 million, RMB183.2 million and RMB162.4 million (US$22.9 million) in 2021, 2022 and 2023, respectively. We and the VIEs may fail to recapture a sustainable growth rate, which may continue to decrease in the future. We experienced net loss attributable to our shareholders of RMB101.9 million, RMB166.5 million and RMB83.0 million (US$11.7 million) in 2021, 2022 and 2023, respectively. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information” in this annual report.

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

We and the VIEs face liquidity risks in the operation of our and the VIEs’ businesses. Under our and the VIEs’ auto show business, we and the VIEs in some cases permit industry customers to pay us and the VIEs after they attend the offline events we and the VIEs organize. We and the VIEs also in some cases pay service and venue providers in advance. As we and the VIEs undertake to expand industry customer base to include more automakers, we and the VIEs may offer extended payment periods. If our and the VIEs’ industry customers fail to pay us and the VIEs within the pre-agreed payment periods, or if we and the VIEs are unable to collect the proceeds from secondary dealers before or shortly after we and the VIEs pay automakers or franchised dealerships, we and the VIEs may have outlay capital, which might impose a strain on our and the VIEs’ working capital. Further, while we and the VIEs continue to explore opportunities to grow our and the VIEs’ business, we and the VIEs have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe we have sufficient cash for the next twelve months from the date of this annual report, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. The liquidity risks could materially and adversely affect our business, results of our and the VIEs’ operations, and financial condition.

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

We and the VIEs have expanded and adjusted business focuses multiple times in the past in order to compete in the evolving automotive industry in China. We and the VIEs commenced automobile group-purchase business in 2010, and began auto show business in the fourth quarter of 2016. In 2017, we and the VIEs expanded auto shows to tier-3 and below cities. We and the VIEs began the operation of virtual dealership business in the second quarter of 2018, and we and the VIEs ceased operation of, and did not generate any revenue from, virtual dealership business in 2021. In January 2020, we completed the acquisition of Longye, a leading developer and implementer of social CRM cloud systems for China’s automotive industry. Going forward, we and the VIEs may establish new business lines or discontinue existing ones as our and the VIEs’ business further develops and new business opportunities arise in the automotive industry. On January 21, 2022, we announced our preliminary plan to expand into and develop the new electric vehicle business. As a result, it is difficult to make period-over-period comparisons of our results of operations, liquidity position or financial conditions. In addition, it may be difficult to predict the profitability of our and the VIEs’ certain business lines, especially special promotion events and online marketing services, due to their limited operating history. We cannot assure you that our and the VIEs’ business will continue to grow as a result of our and the VIEs’ expanded and adjusted business focuses, or that our and the VIEs’ attempts to expand or adjust our and the VIEs’ business focus will be successful.

Our share incentive plans and grant of equity-based awards in the future may dilute our existing shareholders and cause us to incur substantial share-based compensation expenses.

In June 2018, our directors approved the 2018 Share Incentive Plan (the “2018 Plan”), pursuant to which up to 38,723,321 ordinary shares may be granted to our employees, directors and consultants. As of the date of this annual report, 6,327,321 ordinary shares remain available for grants under the 2018 Plan. In March 2023, our directors approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which 169,172,564 ordinary shares have been reserved for future issuance to our employees, directors and consultants, representing 43.0% of our total issued and outstanding ordinary shares as of December 31, 2022. As of the date of this annual report, 151,572,564 ordinary shares remain available for grants under the 2023 Plan, which could further significantly dilute our existing shareholders. We may adopt new share incentive plans to permit the grants of additional equity-based awards, especially in light of our recent endeavor to explore the NEV industry. We believe the grants of equity-based awards are important to our ability to attract, retain and motivate our employees. Any future grants of equity-based awards may dilute our existing shareholders and cause the value in their investment to decline. Additionally, we may incur substantial share-based compensation expenses in connection with such grants, which may materially and adversely affect our business, results of operations and financial condition.

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

We and the VIEs host most of the auto shows outdoors. The table below sets forth the number of outdoor auto shows during the periods indicated:

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Number of outdoor auto shows	17	28	28	23	52	77	26	32

In 2020, 2021 and 2022, we and the VIEs cancelled certain number of auto show due to the COVID-19 pandemic and the relevant restrictions. Severe weather conditions may cause unplanned cancellation of our and the VIEs’ outdoor auto shows and lower the level of industry customer attendance at the affected auto shows, resulting in a decrease in our net revenues. For example, in 2020, we and the VIEs cancelled two auto shows due to weather conditions. In addition, to ensure the smooth operation of these outdoor auto shows and minimize the impact of potential severe weather conditions on these outdoor auto shows, we and the VIEs may seek to manage such contingencies by securing backup indoor venues or setting up temporary facilities for these auto shows. These contingency management plans could lead to our and the VIEs’ outlay of additional financial resources, which could negatively impact our gross profit margin and overall results of operations.

Our and the VIEs’ failure to obtain necessary permits for offline events may subject us and the VIEs to penalties and adversely affect our and the VIEs’ business, results of operations, and financial condition.

Under PRC laws and regulations, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation” in this annual report. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our and the VIEs’ estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities consider multiple factors in enforcing the licensing requirements. In addition, the licensing requirements in China are constantly evolving, and we and the VIEs may be subject to more stringent regulatory requirements in the future. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to obtain the necessary permits for each of our offline events in a timely manner in the future. If relevant PRC government authorities determine that we and the VIEs are operating offline events without proper licenses or permits or impose additional restrictions on the operation of any of the offline events, we and the VIEs might be subject to administrative penalties, such as fines, confiscation of income, additional restrictions and forced discontinuation of the offline events, which may materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, except as disclosed above, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

Relevant government authorities may suspend our and the VIEs’ offline events due to various reasons beyond our and the VIEs’ control.

Even if we and the VIEs have obtained all prerequisite permits, our and the VIEs’ scheduled offline events may be suspended in certain circumstances due to a variety of reasons beyond our and the VIEs’ control. For example, two weeks prior to an auto show in April 2018 in Beijing National Stadium, the local public security authority demanded that the VIEs suspend the auto show for one morning, even though the VIEs had already obtained the required approvals. Under such circumstances, we and the VIEs usually negotiate with industry customers to reschedule the auto show. In addition, the local police security authorities may prevent consumers from entering our and the VIEs’ auto shows and impose administrative penalties on us and the VIEs if the visitor flow exceeds the prescribed limit. Such suspensions, re-scheduling and restrictions without advance notice might adversely affect the sales volumes of our and the VIEs’ industry customers, which in turn could discourage them from participating in our and the VIEs’ future events and materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

Successful strategic relationships with third-party cooperative partners are important for our and the VIEs’ future success.

We and the VIEs have established strategic relationships with third-party business partners from a variety of industries. For example, we and the VIEs have established strategic business relationships with insurance companies that offer automotive insurance products during our and the VIEs’ offline events, which we believe will enhance consumers’ end-to-end shopping experience. We and the VIEs have also entered into strategic partnerships with Tmall Auto, the automotive arm of Alibaba Group’s Tmall, through which we expect to further explore additional growth opportunities along China’s automotive transaction value chain. Also, we and the VIEs operate some of our and the VIEs’ auto shows in cooperation with one of the leading e-commerce platforms in China, which we believe will increase the influence of our and the VIEs’ auto shows. We anticipate that we will continue to leverage our strategic relationships with existing third-party business partners and potentially establish new relationships with more partners in order to grow our and the VIEs’ business, especially the NEV business. However, we and the VIEs may have disagreements or disputes with such third-party business partners, or our and the VIEs’ interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our and the VIEs’ reputation, results of operations, and financial condition.

Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus (COVID-19) spread throughout China and to other countries globally. We, the VIEs, as well as our and the VIEs’ suppliers and customers, experienced significant business disruptions due to the impact of the pandemic. Out of public health concerns, we and the VIEs cancelled certain number of offline events in 2020, 2021 and 2022. Since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. We held 299 auto shows in 2023.

However, we would continue to experience a future slump in the demand for automobiles, due to various factors such as the impact of COVID-19 and macroeconomic environment. In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size in 2021, 2022 and 2023. As the COVID-19 pandemic has been largely contained, our and the VIEs’ daily operation has been mostly back to normal with necessary pandemic prevention measures in place. However, any regional outbreak of COVID-19 may still subject our and the VIEs’ business, results of operations, financial condition and cash flows to uncertainties, and we and the VIEs may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our and the VIEs’ business, results of operations and financial condition.

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

We and the VIEs have historically experienced rapid growth in our and the VIEs’ auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, and remained stable at RMB644.8 million in 2019. Our net revenue decreased to RMB330.2 million in 2020. We were not able to sustain this level of growth in 2020 due to the impact of COVID-19 that led to cancellation of most of our and the VIEs’ auto shows and offline events. Our revenue increased to RMB357.6 million in 2021, primarily due to our continuous and expanded collaboration with a commercial bank for our referral services. Our net revenues then decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million in 2022, primarily due to a reduced number of offline activities as a result of tightened government restrictions in response to regional COVID-19 outbreak. Our net revenues then decreased by 11.4% from RMB183.2 million in 2022 to RMB162.4 million (US$22.9 million) in 2023, primarily due to the cessation of the referral services since April 1, 2022. We may not be able to achieve business and revenue growth in the future due to a number of factors, including, among others, our and the VIEs’ ability to retain and expand industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control expenses and acquire the resources for future growth as well as macroeconomic factors that are beyond our and the VIEs’ control, such as the global chip shortage. If our and the VIEs’ operational capabilities fall behind, the quality of our and the VIEs’ services and efficiency of operations could suffer, which could harm our and the VIEs’ brand, results of operations and overall business.

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

The consolidated financial statements included in this annual report were prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business. We have incurred recurring operating losses since our inception, including net losses of RMB101.9 million, RMB166.5 million and RMB83.0 million (US$11.7 million) in 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB92.3 million, RMB109.7 million and RMB74.9 million (US$10.6 million) in 2021, 2022 and 2023, respectively. Accumulated deficit was RMB1,150.1 million and RMB1,233.1 million (US$173.7 million) as of December 31, 2022 and 2023. As of December 31, 2022 and 2023, we had cash and cash equivalents of RMB69.9 million and RMB9.6 million (US$1.3 million), respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of improving staff efficiency and pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities and our current balance of cash and cash equivalents, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans and financing plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plans will have a material adverse effect on our and the VIEs’ business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2023. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the ADSs, have an adverse impact on our and the VIEs’ relationship with third parties with whom we and the VIEs do business, including our and the VIEs’ customers, vendors and employees, and could make it challenging and difficult for us and the VIEs to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our and the VIEs’ business, results of operations, financial condition and prospects.

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

Furthermore, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden declines in business and consumer confidence and dramatic changes in business and consumer behaviors. For example, the COVID-19 pandemic has caused a general slowdown of the Chinese economy in 2020, and in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and as a result, our and the VIEs’ industry customers may also defer, reduce or cancel purchasing our and the VIEs’ services. In addition, normal economic activities in China, including production, transportation and sales of automobiles, may be disrupted if there is any regional outbreak of COVID-19. The spread of the COVID-19 pandemic throughout the world has also materially and adversely affected the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese and global economy significantly affect the demand from automakers or auto dealers for our and the VIEs’ services or change the spending habits of automobile consumers, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected. See “—Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We and the VIEs organized auto shows in 142, 76 and 81 cities across China in 2021, 2022 and 2023, and we had sales representatives located in 119, 83 and 79 cities as of December 31, 2021, 2022 and 2023, respectively. We and the VIEs plan to expand our and the VIEs’ operations to more cities and counties in China. Geographic expansion is particularly important for us and the VIEs to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our and the VIEs’ sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our and the VIEs’ experience in the markets in which we and the VIEs currently operate may not be applicable in other parts of China. As a result, we and the VIEs may not be able to leverage our and the VIEs’ experience when entering into new markets in China. If we and the VIEs are unable to manage expansion efforts effectively, if such expansion efforts take longer than planned or if costs for these efforts exceed expectations, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected.

We and the VIEs may be subject to administrative penalties if we and the VIEs fail to register our and the VIEs’ premises as branches.

Under the PRC laws and regulations, a company is required to register a branch, whether in the form of a branch office or a subsidiary under the PRC laws, at each of the premises where it conducts business outside its registered domicile. As of the date of this annual report, we and the VIEs have registered certain regional offices, including those in Shenzhen, Chongqing, Tianjin, Hangzhou, Xi’an, Harbin, Hefei, Nanjing, Wuha, Chengdu, Zhengzhou and Shijiazhuang, as our and the VIEs’ branches, and we and the VIEs’ have not yet received any inquiry or investigation from any PRC government authority regarding the absence of any registration. However, we cannot assure you that we and the VIEs will set up all necessary branches in a timely manner due to complex procedural requirements and the relocation of branch offices from time to time, if the PRC regulatory authorities determine that we and the VIEs have failed to complete registration in a timely manner as required by the applicable laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of income and suspension of operation, which may adversely affect our and the VIEs’ business, results of operations, and financial condition.

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

Our management has concluded that, as of December 31, 2023, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to two material weaknesses. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge; and (2) lack of a proper and timely financial account closing procedures for certain expenditures.

To remedy the material weaknesses, we have begun to, and will continue to (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary, and (4) set up a proper policy for operating department to timely handover related documents to the financial department for timely account closing.

Once we cease to be a “non-accelerated filer” as such term is defined in Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting remains ineffective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Historically we and the VIEs relied upon certain online advertising service providers to advertise our and the VIEs’ service offerings. Our and the VIEs’ two largest online advertising service providers accounted for approximately 62.2%, 38.9% and 52.1% of our total online advertising expenses in 2021, 2022 and 2023, respectively. Our and the VIEs’ agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we and the VIEs will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major online advertising service providers terminate or refuse to renew their agreements with us or the VIEs, and we and the VIEs are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

If we and the VIEs fail to protect our and the VIEs’ intellectual property rights, our and the VIEs’ brand and business performance may suffer.

We and the VIEs rely on a combination of patents, copyrights, trademarks, trade secrets and other contractual restrictions to protect our and the VIEs’ intellectual property rights. Nevertheless, these provide only limited protection and the actions we and the VIEs take to protect our intellectual property rights may not be adequate. Furthermore, our and the VIEs’ pending intellectual property right applications may be rejected. Our and the VIEs’ trade secrets may become known or be independently discovered by our and the VIEs’ competitors. Despite our efforts to protect such intellectual properties, such as through copyrights, patents and contractual restrictions, unauthorized parties may still attempt to copy, duplicate or otherwise use our intellectual properties without obtaining our or the VIEs’ consent. Monitoring unauthorized use of our and the VIEs’ intellectual properties is difficult and costly, and we and the VIEs’ cannot be certain that the steps we have taken will effectively prevent the misappropriation of our and the VIEs’ intellectual properties. Furthermore, litigation may be necessary to enforce our and the VIEs’ intellectual property rights, protect our and the VIEs’ trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our and the VIEs’ intellectual property rights and may harm our and the VIEs’ business and reputation. If we and the VIEs are not successful in protecting our and the VIEs’ intellectual property rights, our and the VIEs’ business, results of operations and financial condition may be adversely affected.

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

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of China, involves designs of the national flag, the national emblem or the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As we and the VIEs provide advertising services to our and the VIEs’ industry customers, we and the VIEs are obligated to review supporting documents provided by advertisers, verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of supporting documents. In addition, in case we and the VIEs are advertisers, we and the VIEs are required by PRC laws and regulations to ensure that the content of our and the VIEs’ advertisements is true and in full compliance with applicable laws and regulations. While we and the VIEs have made significant efforts to comply with such verification requirements before publishing, we cannot assure you that all the content contained in the advertisements is true and accurate as required by the advertising laws and regulations. If we and the VIEs are found to be in violation of applicable PRC advertising laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of our and the VIEs’ advertising income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, and suspension or termination of our and the VIEs’ advertising business, any of which may have a material and adverse effect on our and the VIEs’ business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertisements” in this annual report.

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

We and the VIEs have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ current operations, except that we and the VIEs may need to obtain certain permits each time before we and the VIEs hold an offline event. See “—Our and the VIEs’ failure to obtain necessary permits for our and the VIEs’ offline events may subject us and the VIEs to penalties and adversely affect our and the VIEs’ business, results of operations, and financial condition.” However, the licensing requirements in China may change from time to time, and we and the VIEs may be subject to more stringent regulatory requirements due to changes in the relevant jurisdictions in the future. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we and the VIEs fail to do so, we and the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our and the VIEs’ business, financial condition, and results of operations. For example, TuanChe Internet has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2028, Drive New Media has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2029, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. However, as we and the VIEs provide mobile applications to mobile device users, it is uncertain if we and the VIEs will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

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

We and the VIEs may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and such financing may also be subject to regulatory requirements. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the previous regulatory regime for overseas offering and listing of securities of PRC domestic companies and will regulate both direct and indirect overseas offering and listing of securities of PRC domestic companies by adopting a filing-based regulatory regime. Our ability to obtain additional financings through future overseas offering of securities shall be subject to the Overseas Listing Trial Measures. See “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we and the VIEs are unable to obtain adequate financing on terms satisfactory to us and the VIEs and when we and the VIEs require it in the future, our and the VIEs ability to continue to support our and the VIEs business growth and our ability to continue as a going concern could be significantly impaired, and our and the VIEs’ business and prospects could be adversely affected.

Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our and the VIEs’ results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on December 29, 2018 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises (the “HNTEs”), strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan, TuanChe Internet and Drive New Media have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our PRC subsidiaries or the VIEs will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. Moreover, it is uncertain how the modified Enterprise Income Tax Law and its implementing rules and regulations will be interpreted or implemented in the future. It is possible that the HNTE status currently enjoyed by TuanYuan, TuanChe Internet and Drive New Media, and other income tax exemptions for which our PRC subsidiaries or the VIEs qualify, will be challenged by tax authorities and be repealed. Future implementation of rules and regulations might be different from current interpretations of the modified Enterprise Income Tax.

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

The laws and regulations in many jurisdictions, including China, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities. Foreign investment in the value-added telecommunications services industry in China is extensively regulated and subject to restrictions. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business in accordance with the special management measures for the entry of foreign investment (as amended) (the “Negative List”), and other applicable laws and regulations.

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

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our WFOEs and the VIEs, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our WFOEs, the VIEs and their respective shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we or the VIEs are found to be required but failed to obtain any of the permits or approvals for our or the VIEs’ value-added telecommunications business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology (the “MIIT”), would have broad discretion in imposing fines or administrative penalties upon us and/or the VIEs for such violations, including:

●	revoking the business and operating licenses of our company;
●	revoking our and/or the VIEs’ business and operating licenses
●	discontinuing or restricting any transactions between us and the VIEs;
●	imposing fines and penalties, confiscating the income from us or the VIEs, or imposing additional requirements for our or the VIEs’ operations which we or the VIEs may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exercise significant influence over the VIEs;
●	restricting the use of overseas financing sources by us or the VIEs to fund our or the VIEs’ business and operations; and/or
●	taking other regulatory or enforcement actions that could be harmful to our business.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we, our PRC subsidiaries and the VIEs fail to complete the filing with the CSRC in a timely manner, or at all, for any future offering or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, our ability to raise or utilize funds could be materially and adversely affected. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

However, since the Foreign Investment Law and its implementation regulation are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “Negative List (2021 version)”) stipulates that any domestic enterprise in China engaging in prohibited business under the Negative List shall be subject to review by and shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject, mutatis mutandis, to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. It is uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that the PRC government will not intervene or impose restrictions on cash transfer between us, our subsidiaries and the VIEs. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely considering PRC laws and regulations on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may impose requirements on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of foreign exchange measures, including vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to strengthen its foreign exchange measures and dividends and other distributions of our subsidiaries in China may be subjected to tighter scrutiny and may limit the ability of our Cayman Islands holding company to use capital from our subsidiaries in China, and our ability to satisfy our liquidity requirements may be affected.

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

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders to operate our value-added telecommunications business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs accounted for a significant portion of our net revenues in 2021, 2022 and 2023. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with significant influence over the VIEs. Any failure by the VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in ensuring our significant influence over the relevant portion of our business operations as direct ownership would be.

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

If the VIEs and their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief or damages, which we cannot assure will be effective. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

All of the contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We cannot assure you that we would always succeed in enforcing these contractual arrangements under PRC laws. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIEs” in this annual report. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and time. In the event we are unable to enforce the contractual arrangements, or if we spend significant time and costs in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

As of the date of this annual report, our directors, officers and principal shareholders collectively own an aggregate of 69.4% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our and the VIEs’ business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct substantially all of our business in China, and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth. While the Chinese economy has experienced significant growth in the past decades, there can be no assurance that the growth would be maintained or be even across sectors. In addition, any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our and the VIEs’ business and results of operations, leading to a reduction in demand for our and the VIEs’ products and services and adversely affect our and the VIEs’ competitive position. Various measures implemented by the PRC government to encourage economic growth may benefit the overall Chinese economy, while we cannot assure you how these measures would impact us and the VIEs. The PRC government has oversight and discretion over the conduct of our and the VIEs’ business in accordance with relevant PRC laws and regulations and may influence our and the VIEs’ operations. In addition, the PRC government has strengthened oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements. Our and the VIEs’ failure to meet such requirements could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities.

Our and the VIEs’ ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our and the VIEs’ control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

Uncertainties with respect to the PRC legal system could have a material adverse on us and the VIEs.

We and the VIEs are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of these laws and regulations involve uncertainties. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our and the VIEs’ business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our and the VIEs’ business operations. In addition, the implementation of new rules, laws and regulations may significantly affect the industry in which we and the VIEs operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

In addition, there is a limited volume of published court decisions, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. The PRC administrative and judicial authorities have discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to precisely predict the outcome of administrative and judicial proceedings. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China or other jurisdictions may be protracted, resulting in substantial costs and diversion of resources and management attention. As a result, we cannot assure you that sufficient legal protections as anticipated would be available to you and us.

These evolvements and uncertainties may also affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our and the VIEs’ ability to enforce our and their contractual rights, property (including intellectual property) or tort rights, respectively. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us or the VIEs. Such uncertainties may therefore increase our and the VIEs’ operating expenses and costs, and materially and adversely affect our and the VIEs’ business and results of operations.

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

We and the VIEs mainly conduct the businesses primarily in China. The PRC government has an oversight over the conduct of our businesses according to the PRC laws and regulations. The ability of our subsidiaries and the VIEs to operate in China may be impaired if we and the VIEs fail to meet requirement timely or at all under the changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, foreign investment limitations, and other matters.

The PRC government may exert, at any time, subject to necessary procedures, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our subsidiaries in China and the VIEs’ compliance with such regulations or interpretations. As such, our subsidiaries in China and the VIEs may be subject to various government actions and regulatory requirements in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, on February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which adopts a filing-based regulatory regime for direct and indirect overseas offering and listing of securities of PRC domestic companies. At the press conference held for the Overseas Listing Trial Measures on the same date, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately and shall be required to file with the CSRC upon the occurrence of certain subsequent matters, such as follow-on offerings of securities. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company, our WFOEs, the VIEs and their subsidiaries, are not required to obtain permission from the CSRC to maintain our listing status on U.S. exchange, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body in the future determines that we need to file with the CSRC or obtain the CSRC’s approval to maintain our listing status on U.S. exchanges or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such listing status, and if we fail to comply with such requirements, we may face adverse actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

Accordingly, government actions in the future may intervene or influence the operations of our subsidiaries in China or the VIEs at any time, or exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, we or the VIEs have not received any inquiry, notice, warning, or sanctions regarding our corporate structure, contractual arrangements and the VIEs’ operations from the CSRC, CAC or any other PRC government authorities.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

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

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we, our WFOEs and the VIEs may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a company in China engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and we may have difficulty in understanding or predicting that whether and to what extent listed companies like us will be subject to these new requirements. If we and the VIEs’ are required to comply with these requirements and fail to do so on a timely basis, if at all, our and the VIEs’ business operation, financial condition and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination.

We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us and the VIEs. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security (Draft for Comments), are required for our listing status or future offshore offerings, we could not predict whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “— Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIEs’ business.”

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and the VIEs, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or the VIEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries and the VIEs cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange (“SAFE”) via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. In addition, the convertibility of foreign currencies into Renminbi and use of the proceeds might also be subject to PRC regulations. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“SAFE Circular 16”), effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. In October 2019, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment (“SAFE Circular 28”), which was further amended in December 2023, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border Renminbi Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China (the “PBOC”), the NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the CBIRC and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with capital denominated in Renminbi in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant.

Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If the VIEs require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations shall comply with statutory requirements, including those described above.

The applicable foreign exchange circulars and rules may limit our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities in China, which may adversely affect our and the VIEs’ business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our and the VIEs’ PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our and the VIEs’ business.

There are significant uncertainties in certain treaty benefits enjoyed by our PRC subsidiaries with respect to dividends payable by our PRC subsidiaries to our offshore subsidiaries under the PRC enterprise income tax law relating to the withholding tax liabilities.

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

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated net revenues generated by the VIEs for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated net revenues generated by the VIEs not paid to our PRC subsidiaries and net revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such net revenues. As a result, our and the VIEs’ business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

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

Fluctuations in exchange rates may have a material adverse effect on your investment.

The conversion of the Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Certain PRC regulations, including the M&A Rules and national security regulations, may require a comprehensive review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

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

On October 29, 2021, the CAC publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer was adopted on July 7, 2022 and took effect on September 1, 2022.

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

On December 28, 2021, the CAC and 12 other government authorities published the Measures for Cybersecurity Review, which took effect on February 15, 2022. The Measures for Cybersecurity Review provides that certain operators of critical information infrastructure purchasing internet products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information system which may endanger national security, people’s livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administrative departments of each critical industry and sector, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, the exact scope of “critical information infrastructure operators” shall be subject to the recognition and notification of applicable governmental authorities, and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the Measures for Cybersecurity Review is relatively new and the determination of “affecting national security” are subject to further explanations and interpretations, there remain uncertainties as to whether our data processing activities may be deemed to affect national security and whether we would be required to apply for a cybersecurity review. In light of such uncertainties in relation to the interpretations and implementation of Measures for Cybersecurity Review, we cannot predict the impact of the Measures for Cybersecurity Review and will continue to closely monitor and assess the statutory developments in this regard. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” and we may be subject to cybersecurity review procedure before making certain purchases of network products and services, which could lead to adverse impacts on our business and a diversion of time and attention of our management and our other resources. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements of the PRC, the relevant governmental authorities may conduct investigations, levy fines, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition. Currently, the cybersecurity laws and regulations in force have not directly affected our or the VIEs’ business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the Measures for Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we, our subsidiaries and the VIEs have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we, our subsidiaries and the VIEs have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this annual report, the applicable PRC laws on cybersecurity currently in effect would have a material adverse impact on our and the VIEs’ business.

On July 7, 2022, the CAC promulgated the Measures on Data Export Security Assessment, which came into effect on September 1, 2022. Such Measures on Data Export Security Assessment requires data processors to apply for a security assessment on data export. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provision on Confidentiality, which became effective on March 31, 2023.

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

The current PRC labor contract law imposes considerable liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we and the VIEs decide to significantly change or decrease our and the VIEs’ workforce in a manner that is most advantageous to our and the VIEs’ business or in a timely and cost-effective manner, our and the VIEs’ ability to enact such changes shall comply with the Labor Contract Law, thus materially and adversely affecting our and the VIEs’ financial condition and results of operations.

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

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On August 26, 2022, the PCAOB signed a Statement of Protocol (the “Protocol”) with the CSRC and Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Protocol sets forth, among other terms, that (1) the PCAOB has independent discretion to select any issuer audits for inspection or investigation, (2) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated, (3) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act of 2002, and (4) the PCAOB inspectors can see audit work papers without redactions. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “commission-identified issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and as of the date of this annual report, Marcum Asia is not included in the 2021 Determinations. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for the fiscal year of 2023.

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

You may experience difficulties in bringing actions and enforcing foreign judgments in Cayman Islands or in China against us, our management or our assets.

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

If we do not satisfy the requirements for continued listing on Nasdaq Stock Market, the ADSs could be suspended or delisted from Nasdaq.

The ADSs are currently listed on the Nasdaq Capital Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Capital Market. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On February 17, 2023, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per ADS had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until August 16, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. On February 9, 2024, we received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”), informing us that the closing bid price of the ADSs had been at US$1.00 per ADS or greater for 10 consecutive business days from January 26 through February 8, 2024, and accordingly, we regained compliance with the Nasdaq Listing Rule 5550(a)(2).

We cannot assure you that we will be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of at least US$1.00 per ADS pursuant to Rule 5550(a)(2) of the Nasdaq Listing Rules. The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the ADSs to decline. The issuance of additional shares by us that has the effect of reducing the price of the trading price of ADSs may also prevent us from being able to maintain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2), which may result in the ADSs being suspended or delisted from the Nasdaq Capital Market. If a suspension or delisting of the ADSs were to occur, there would be significantly less liquidity in the suspended or delisted ADSs. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Wei Wen beneficially owns 69.4% of the aggregate voting power of our company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2023, and we do not expect to be classified as a PFIC for the current fiscal year.

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

Because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We conduct our business through our subsidiaries and the VIEs in China. Over the past few years, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In September 2012, we incorporated TuanChe Limited as a holding company and proposed listing entity in the Cayman Islands.
●	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”), through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”), based on a series of contractual arrangements.
●	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunications services, we carry out our business in China through the VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements, as revised from time to time, were most recently revised in February 2023. In June 2018, we, through Chema Beijing, entered into a series of contractual arrangements with (1) Tansuojixian Beijing (currently operating as Hainan Shuke), and (2) the shareholders of Tansuojixian Beijing, to obtain effective control of Tansuojixian Beijing and its subsidiaries. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

Since our incorporation of TuanChe Limited in 2012, we have raised approximately US$146.8 million in equity financing from our dedicated group of investors:

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

Effective on January 26, 2024, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

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

Nasdaq Listing Standards Compliance

On February 17, 2023, we received a notice from Nasdaq that we have failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until August 16, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. On February 9, 2024, we received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of Nasdaq, informing us that the closing bid price of the ADSs had been at US$1.00 per ADS or greater for 10 consecutive business days from January 26 through February 8, 2024, and accordingly, we regained compliance with the Nasdaq Listing Rule 5550(a)(2).

B.    Business Overview

We operate the following businesses:

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

Online marketing services. We and the VIEs provide online marketing services for our industry customers to increase the efficiency and effectiveness of their marketing campaigns.

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

We, together with the VIEs, have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we and the VIEs began the group-purchase facilitation service where we and the VIEs gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships that we and the VIEs built through the group-purchase facilitation service and the operational capabilities that we and the VIEs accumulated through organizing offline events, we, together with the VIEs launched the auto show business in the last quarter of 2016. In 2021, 2022 and 2023, we and the VIEs organized 450, 150 and 299 auto shows, respectively. The total number of automobiles sales transactions we and the VIEs facilitated through the auto shows was 104,689, 22,176 and 61,020 in 2021, 2022 and 2023, respectively. The total GMV of all automobile sales transactions we and the VIEs facilitated was approximately RMB3.4 billion and RMB9.7 billion (US$1.4 billion) in 2022 and 2023, respectively. In January 2019, we, together with the VIEs, commenced special promotion event services to better support our and the VIEs’ industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We and the VIEs facilitated 750 special promotion events through our and the VIEs’ services in 2023.

Historically, we generated net revenues primarily through the offline events. We generated net revenue from referral services, online marketing services and others, which amounted to RMB110.7 million, RMB127.6 million and RMB47.9 million (US$6.7 million) in 2021, 2022 and 2023, respectively, representing 31.0%, 69.7% and 29.5% of our net revenues for the same periods, respectively. In 2021, we ceased operation of, and did not generate any revenue from, our virtual dealership business. In 2022, we and the VIEs ceased to operate the referral services for a commercial bank. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Net Revenues.”

Our net revenues were RMB357.6 million, RMB183.2 million and RMB162.4 million (US$22.9 million) in 2021, 2022 and 2023, respectively. Our net loss was RMB101.9 million, RMB166.5 million and RMB83.0 million (US$11.7 million) in 2021, 2022 and 2023, respectively. Our adjusted EBITDA was RMB(82.9) million, RMB(73.4) million and RMB(92.5) million (US$13.0 million) in 2021, 2022 and 2023, respectively. We recorded adjusted net loss of RMB90.0 million, RMB77.8 million and RMB92.6 million (US$13.0 million) in 2021, 2022 and 2023, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.” The decrease in our adjusted net loss from 2021 to 2022 was primarily due to (1) a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks, (2) reduced expenditures on promotion activities, and (3) a decrease in staff costs. The increase in our adjusted net loss from 2022 to 2023 was primarily due to (1) the cessation of our and the VIEs’ referral services since April 2022 and (2) the increase in information acquisition cost in connection with the online marketing services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

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

Online. Our and the VIEs’ own online channels consist of the tuanche.com website, our and the VIEs’ mobile apps, our and the VIEs’ official WeChat account and WeChat mini-program. As of December 31, 2023, we have created customized city homepages for over 331 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2023, over 3.2 million consumers have entered their information on our and the VIEs’ online platform. In 2021, 2022 and 2023, the average monthly unique visits to our online platform was 3.1 million, 1.5 million and 1.2 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our and the VIEs’ mobile apps or subscribe to our and the VIEs’ official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our and the VIEs’ offline events. Users may also indicate the brand and model they prefer, which helps us and the VIEs better understand the potential needs of the consumer participants at our and the VIEs’ offline events.

We and the VIEs also utilize online channels owned by others to attract prospective consumer participants to our and the VIEs’ offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our and the VIEs’ offline events.

In 2021, 2022 and 2023, we, together with the VIEs, attracted approximately 3.0 million, 4.0 million and 3.1 million consumers to sign up for our and the VIEs offline events through our and the VIEs’ online channels, respectively.

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

As of December 31, 2023, we and the VIEs had served over 3,440 industry customers in China, covering over 110 domestic and international automobile brands. We and the VIEs facilitated the sale of 82,364 automobiles for our and the VIEs’ industry customers in 2023, with a GMV of approximately RMB13.5 billion (US$1.9 billion). In 2021, our top 20 industry customers collectively contributed to approximately 11.3% of our total net revenues with the largest customer accounting for approximately 2.7%. In 2022, our and the VIEs’ top 20 industry customers collectively contributed to approximately 55.3% of our total net revenues with the largest customer accounting for approximately 24.1%. In 2023, our and the VIEs’ top 20 industry customers collectively contributed to approximately 43.7% of our total net revenues with the largest customer accounting for approximately 16.1%.

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

In 2021, 2022 and 2023, we hosted 450, 150 and 299 auto shows across 142, 76 and 81 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2023.

Xinjiang
Qinghai
Xizang
Neimenggu
Heilongjiang
Jilin
Liaoning
Beijing
Tianjin
Hebei
Shanxi
Shandong
Ningxia
Gansu
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Hubei
Sichuan
Chongqing
Zhejiang
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Taiwan
Guangxi
Guangdong
Hongkong
Macao
Hainan

The table below sets forth a breakdown of the number of cities where we and the VIEs have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2021	2022	2023
Tier-1 cities	4	—	1
Tier-2 cities	36	15	21
Tier-3 and below cities	102	61	59
Total	142	76	81

The table below sets forth a breakdown of the number of cities where we and the VIEs have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2021	2022	2023
Tier-1 cities	4	2	1
Tier-2 cities	30	22	19
Tier-3 and below cities	85	59	59
Total	119	83	79

Special promotion event services

We, together with the VIEs, began to provide special promotion event services to our and the VIEs’ industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our and the VIEs’ industry customers’ special promotion events. In 2021, 2022 and 2023, we facilitated 158, 90 and 750 special promotion events through our services, respectively. We and the VIEs typically generate net revenues from industry customers by charging fixed service fees per event.

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

Other Services

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems (“social CRM cloud systems”) to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served more than 17,080 customers.

Aftermarket promotion services

Starting from August 2021, we provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period.

Sales and Marketing

We believe our and the VIEs’ brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our and the VIEs’ sales and marketing team. Our and the VIEs’ nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our and the VIEs’ offline events. As of December 31, 2023, we have established relationships with over 3,440 industry customers across China. Our and the VIEs’ head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We and the VIEs also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

As of December 31, 2023, we had 252 sales and marketing personnel across China. Depending on the size of the event, we and the VIEs assign two to five salespersons to organize and supervise a particular auto show. Our and the VIEs’ sales and marketing team also organizes event-driven marketing activities with industry-leading e-commerce platforms and various local governments.

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

As of the date of this annual report, we, together with the VIEs, hold 168 registered trademarks in China, including the “TuanChe” trademarks. As of the same date, we, together with the VIEs, have 113 registered domain names, including our main website domain names, tuanche.com, as well as 28 artwork copyright and 119 software copyrights in China.

Facilities

Our and the VIEs’ corporate headquarters are located in Beijing, China, where we, together with the VIEs, lease office space with an area of approximately 4,012.0 square meters as of December 31, 2023. In addition, we and the VIEs had strategically established field sales offices in seven cities as of December 31, 2023 as support and local command centers for our and the VIEs’ auto shows in the nearby region. We believe that our and the VIEs’ existing facilities are generally adequate to meet our and the VIEs’ current needs, but we and the VIEs expect to seek additional space as needed to accommodate future growth.

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

Employees

As of December 31, 2023, we had 324 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2023
Functional Area	Number of employees
Sales and marketing	252
General and administrative	44
Research and development	28
Total	324

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

In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of our and the VIEs’ business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2021, 2022 and 2023. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

In February 2023, SAMR issued the Administrative Measures for Internet Advertising (the “Internet Advertising Measures”), which came into effect on May 1, 2023.). Pursuant to the Internet Advertising Measures, the internet advertisements refers to the commercial advertisement for direct or indirect marketing of goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet applications, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (1) advertisements must be identifiable and marked with the word “advertisement” to the extent that consumers are able to distinguish them from non-advertisement information; (2) sponsored search results must be clearly distinguished from organic search results; (3) it is forbidden to send advertisements or advertisement links by email or other instant message without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner; (4) pop-up advertisements must clearly display the close button so that internet users can close the advertisement with one click; and (5) internet information service providers who do not participate in the business activities of internet advertising but only provide internet information services for the internet advertisement are also required to stop publishing illegal advertisement if they know or should have known that the advertising via their service is illegal.

Violation of these laws and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies and advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 60”), which became effective in November 2015 and was repealed in January 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 35”). SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties (“Circular 9”), which was issued in February 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account and analyzed based on specific circumstances. This Circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties in certain treaty benefits enjoyed by our PRC subsidiaries with respect to dividends payable by our PRC subsidiaries to our offshore subsidiaries under the PRC enterprise income tax law relating to the withholding tax liabilities.”

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

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“SAFE Circular 16”), which took effect on the same day and was further amended in December 2023. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

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

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Tuanche limited (Cayman)
100%
100%
100%
Long Ye International Limited
TuanChe Information Limited (Hong kong)
TuanChe Group Inc. (Cayman)
100%
100%
Long Ye Information Technology Limited
100%
TuanChe Information Group Limited (Hong Kong)
Outside China
Inside China
Beijing Sangu Maolu Information Technology Co., Ltd.
TuanYuan Internet Technology (Beijing) Co., Ltd. ("TuanYuan")
Wei Wen
Jianchen Sun
Congwu Cheng
77.59%
20%
2.41%
Chema Technology (Beijing) Co., Ltd.
Hainashuke (Beijing) Technology Co., Ltd.
Shenzhen Drive New Media Co., Ltd.
Beijing Internet Drive Technology Co., Ltd.
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

The following table sets out the details of our subsidiaries, the VIEs and the subsidiaries held by the VIEs that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	PRC	100%
Chema Technology (Beijing) Co., Ltd. (“Chema Beijing”)	PRC	100%

		Percentage of Direct or
		Indirect
		Economic
Major VIEs	Place of Incorporation	Ownership
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	PRC	100%
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	PRC	100%
Hainashuke (Beijing) Technology Co., Ltd. (“Hainashuke”) (formerly known as Tansuojixian Technology (Beijing) Co., Ltd)	PRC	100%

		Percentage of Direct
		or Indirect
		Economic
Major subsidiaries of VIEs	Place of Incorporation	Ownership
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	PRC	100%

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

In the opinion of Shihui Partners, our PRC legal counsel, the contractual arrangements among WFOEs, the VIEs and their respective shareholders are valid, binding and enforceable under applicable PRC law currently in effect. However, Shihui Partners has also advised us that the interpretation and application of current or future PRC laws and regulations are still evolving and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

A.    Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2021, 2022 and 2023, we hosted 450, 150 and 299 auto shows across 142, 76 and 81 cities in China, respectively. Our auto shows offered a total of 12,372, 2,868 and 7,144 booth spaces in 2021, 2022 and 2023, respectively. The total number of automobile sales transactions we facilitated with our auto shows was 22,176 and 61,020 in 2022 and 2023, respectively, with a total GMV of approximately RMB3.4 billion and RMB9.7 billion (US$1.4 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB357.6 million, RMB183.2 million and RMB162.4 million (US$22.9 million) in 2021, 2022 and 2023, respectively. Our net loss was RMB101.9 million, RMB166.5 million and RMB83.0 million (US$11.7 million) in 2021, 2022 and 2023, respectively. Our adjusted EBITDA was RMB(82.9) million, RMB(73.4) million and RMB(92.5) million (US$(13.0) million) in 2021, 2022 and 2023, respectively. We recorded adjusted net loss of RMB90.0 million, RMB77.8 million and RMB92.6 million (US$13.0 million) in 2021, 2022 and 2023, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

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

Since 2020, we and the VIEs have faced continuing macroeconomic and industry-wide headwinds, such as the impact of the COVID-19 pandemic and the shortage in vehicle supply caused by the global chip shortage. As a result of the government-mandated quarantine measures to contain the COVID-19 spread, we and the VIEs cancelled certain number of offline events in 2020, 2021 and 2022,. As the PRC government has relaxed quarantine measures and travel restrictions and other restrictive measures as a result of the COVID-19 pandemic since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. We held 299 auto shows in 2023. In response to the significant impact of the COVID-19 pandemic, we and the VIEs have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our and the VIEs’ geographic coverage and refining cost structures in anticipation of the overall market stagnation in the near future. For example, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2021, 2022 and 2023. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Scale of Our and the VIEs’ Business

The scale of our and the VIEs’ business, including the number of offline events we and the VIEs organize, the number of cities in which we and the VIEs operate, the number of automobile sales transactions we and the VIEs facilitate, and the number of industry customers we and the VIEs serve, has a significant impact on our results of operations. In 2021, 2022 and 2023, we and the VIEs organized 450, 150 and 299 auto shows, respectively. The total number of automobiles sales transactions we and the VIEs facilitated decreased from 104,689 in 2021 to 22,176 in 2022 and increased to 61,020 in 2023. The total number of industry customers we and the VIEs served through our and the VIEs’ various service offerings decreased from 6,097 in 2021 to 3,112 in 2022 and 3,443 in 2023. As of December 31, 2021, 2022 and 2023, our and the VIEs’ sales operations cover 119, 83 and 79 cities across China, respectively. Our and the VIEs’ scale in terms of industry customer size, the number of auto shows we host, the number of cities in which we and the VIEs operate, and the number of automobiles sold during our and the VIEs’ offline events has enabled us and the VIEs to generate a substantial amount of net revenues and to lower average fixed costs such as selling and administrative overheads. Our and the VIEs’ scale has also enabled us and the VIEs to establish an extensive network of industry customers, which is critical to our and the VIEs’ ability to expand the variety of services we and the VIEs offer and solidify our and the VIEs’ market leadership.

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

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the years indicated.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net loss	(101,945)	(166,490)	(82,971)	(11,687)
Add:
Depreciation and amortization	7,668	4,237	—	—
Subtract:
Interest income/(expenses), net	625	(174)	(143)	(20)
EBITDA	(94,902)	(162,079)	(82,828)	(11,667)
Add:
Share-based compensation expenses	9,796	10,282	9,546	1,345
Change of guarantee liability	1,542	—	—	—
Impairment of long-term investment	700	—	—	—
Change in fair value of warrant liability	—	(11,219)	(20,732)	(2,920)
Impairment of long-lived assets	—	19,743	1,515	213
Impairment of goodwill	—	69,853	—	—
Adjusted EBITDA	(82,864)	(73,420)	(92,499)	(13,029)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net loss	(101,945)	(166,490)	(82,971)	(11,687)
Add:
Share-based compensation expenses	9,796	10,282	9,546	1,345
Change of guarantee liability	1,542	—	—	—
Impairment of long-term investment	700	—	—	—
Change in fair value of warrant liability	—	(11,219)	(20,732)	(2,920)
Impairment of long-lived assets	—	19,743	1,515	213
Impairment of goodwill	—	69,853	—	—
Adjusted net loss	(89,907)	(77,831)	(92,642)	(13,049)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from offline marketing service, referral services for commercial bank, online marketing services and other services. We also historically generated net revenues from referral services for a commercial bank. In 2021, 2022 and 2023, our net revenues were RMB357.6 million, RMB183.2 million and RMB162.4 million (US$22.9 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	242,860	67.9	53,962	29.5	111,349	15,683	68.6
Special promotion events	3,994	1.1	1,609	0.9	3,166	446	1.9
Referral service for commercial bank	67,010	18.8	44,202	24.1	2,572	362	1.6
Online marketing services	14,489	4.1	50,757	27.7	23,411	3,297	14.4
Other services	29,199	8.1	32,658	17.8	21,869	3,080	13.5
Total net revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows and special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our and the VIEs’ auto shows. In 2021, 2022 and 2023, net revenues generated from our auto shows were RMB242.9 million, RMB54.0 million and RMB111.3 million (US$15.7 million), respectively, representing 67.9%, 29.5% and 68.6% of our net revenues for the same periods, respectively.

Special promotion event services

We and the VIEs began to provide special promotion event services to industry customers in January 2019 to better support them in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. In 2021, 2022 and 2023, we facilitated 158, 90 and 750 special promotion events through our and the VIEs’ services, respectively. We typically generate net revenues by charging industry customers fixed service fees per event. In 2021, 2022 and 2023, net revenues from special promotion events were RMB4.0 million, RMB1.6 million and RMB3.2 million (US$0.4 million), representing 1.1%, 0.9% and 1.9% of our net revenues, respectively.

Referral service for a commercial bank

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we and the VIEs facilitate the bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications. In 2021, 2022 and 2023, net revenues generated from referral service for the commercial bank were RMB67.0 million, RMB44.2 million and RMB2.6 million (US$0.4 million), respectively, representing 18.8%, 24.1% and 1.6% of our net revenues for the same periods, respectively. We had ceased operation of the referral services since April 1, 2022.

Online marketing services

We and the VIEs commenced live streaming promotion events services in the first quarter of 2020. For the live streaming promotion events services, we and the VIEs hold promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”) to facilitate transactions between consumers and our and the VIEs’ industry customers. We and the VIEs charge a fixed admission fee per event from industry customers for our live streaming promotion events services. We generated net revenues from online marketing services of approximately RMB14.5 million, RMB50.8 million and RMB23.4 million (US$3.3 million) in 2021, 2022 and 2023, representing 4.1%, 27.7% and 14.4% of our net revenues for the same periods, respectively.

Other services

Other services primarily include (1) customer referral services, where we and the VIEs charge a fixed rate commission fee from an auto content distribution platform by referring our and the VIEs’ industry customers to purchase the platform membership; (2) marketing information services, where we and the VIEs charge service fees based on the quantity of consumers’ demand information delivered; (3) aftermarket promotion service, where we provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period; and (4) subscription services of our and the VIEs’ social CRM cloud services. We generated net revenues from other services of approximately RMB29.2 million, RMB32.7 million and RMB21.9 million (US$3.1 million) in 2021, 2022 and 2023, representing 8.1%, 17.8% and 13.5% of our net revenues for the same periods, respectively.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, and (3) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0
Cost of revenues:
Venue set-up costs	24,119	6.7	6,505	3.6	14,391	2,027	8.9
Venue rental costs	33,304	9.4	9,522	5.2	20,605	2,902	12.7
Other direct costs	27,867	7.8	54,510	29.7	33,946	4,781	20.9
Total cost of revenues	85,290	23.9	70,537	38.5	68,942	9,710	42.5

Venue set-up costs

We and the VIEs engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we and the VIEs pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB24.1 million, RMB6.5 million and RMB14.4 million (US$2.0 million) in 2021, 2022 and 2023, respectively.

Venue rental costs

We and the VIEs use venues owned by third-party property owners for our and the VIEs’ auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB33.3 million, RMB9.5 million and RMB20.6 million (US$2.9 million) in 2021, 2022 and 2023, respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our and the VIEs’ offline and online events, such as security costs, direct labor costs and information acquisition costs. Information acquisition costs primarily related to costs incurred for acquiring vehicle sales leads. In 2021, 2022 and 2023, our other costs were RMB27.9 million, RMB54.5 million and RMB33.9 million (US$4.8 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB272.3 million, RMB112.7 million and RMB93.4 million (US$13.2 million) in 2021, 2022 and 2023, respectively, and our gross profit margin was 76.1%, 61.5% and 57.5% in 2021, 2022 and 2023, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0
Operating expenses:
Selling and marketing expenses	274,670	76.8	127,696	69.7	157,004	22,114	96.7
General and administrative expenses	72,788	20.4	64,708	35.3	44,666	6,291	27.5
Research and development expenses	35,651	9.9	19,799	10.8	11,267	1,587	6.9
Impairment of long-lived assets	—	—	19,743	10.8	1,515	213	0.9
Total operating expenses	383,109	107.1	231,946	126.6	214,452	30,205	132.0

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

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0
Selling and marketing expenses:
Advertising and promotion expense	140,088	39.2	57,562	31.4	98,490	13,872	60.7
Sales staff compensation	110,680	31.0	59,667	32.6	43,964	6,192	27.1
Others	23,902	6.6	10,467	5.7	14,550	2,050	8.9
Total selling and marketing expenses	274,670	76.8	127,696	69.7	157,004	22,114	96.7

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

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	357,552	100.0	183,188	100.0	162,367	22,868	100.0
General and administrative expenses:
Administrative staff compensation	22,520	6.3	17,741	9.7	16,688	2,350	10.3
Professional service expenses	11,172	3.1	24,111	13.2	16,517	2,326	10.2
Office expenses	12,765	3.6	9,500	5.2	4,279	603	2.6
Others	26,331	7.4	13,356	7.2	7,182	1,012	4.4
Total general and administrative expenses	72,788	20.4	64,708	35.3	44,666	6,291	27.5

Research and development expenses

Research and development expenses consist primarily of compensation for research and development personnel. We recorded research and development expenses of RMB35.7 million, RMB19.8 million and RMB11.3 million (US$1.6 million) in 2021, 2022 and 2023, respectively, accounting for 9.9%, 10.8% and 6.9% of our net revenues in the same periods, respectively.

Impairment of long-lived assets

Impairment of long-lived assets was in relation to property, equipment and software, intangible assets and right-of-use assets. We recorded impairment of long-lived assets of nil, RMB19.7 million and RMB1.5 million (US$0.2 million) in 2021, 2022 and 2023, respectively, accounting for nil, 10.8% and 0.9% of our net revenues in the same periods, respectively.

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	357,552	183,188	162,367	22,868
Cost of revenues	(85,290)	(70,537)	(68,942)	(9,710)
Gross profit	272,262	112,651	93,425	13,158
Total operating expenses	(383,109)	(231,946)	(214,452)	(30,205)
Net loss	(101,945)	(166,490)	(82,971)	(11,687)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share	—	—	—	—
Basic and diluted	(0.33)	(0.52)	(0.20)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	306,792,324	319,539,180	406,802,365	406,802,365
Non-GAAP Financial Data (1)
Adjusted EBITDA	(82,864)	(73,420)	(92,499)	(13,029)
Adjusted net loss	(89,907)	(77,831)	(92,642)	(13,049)
(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues decreased by 9.3% from RMB183.2 million in 2022 to RMB162.4 million (US$22.9 million) in 2023, primarily representing the decreases in net revenues from referral service for a commercial bank and online marketing services, partially offset by the increase in net revenues from auto show services.

●	Net revenues from auto show services increased significantly from RMB54.0 million in 2022 to RMB111.3 million (US$15.7 million) in 2023, primarily due to the increase in the number of offline activities as a result of the relief of pandemic restrictions. In 2022 and 2023, we organized 150 and 299 auto shows in 76 and 81 cities, offering a total of 2,868 and 7,144 booths, respectively.
●	Net revenues from special promotion event services increased by 96.8% from RMB1.6 million in 2022 to RMB3.2 million (US$0.4 million) in 2023, primarily due to the increase in the number of special promotion events as a result of the relief of pandemic restrictions. In 2022 and 2023, we facilitated 90 and 750 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for a commercial bank decreased by 94.2% from RMB44.2 million in 2022 to RMB2.6 million (US$0.4 million) in 2023, primarily because we ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services decreased by 53.9% from approximately RMB50.8 million in 2022 to RMB23.4 million (US$3.3 million) in 2023, primarily due to the decrease in live streaming events held by us and the VIEs as we and the VIEs re-negotiated with key customers about the future cooperation plan, and during such re-negotiation process, our and the VIEs’ live streaming events witnessed a decrease in business volume.
●	Net revenues from other services decreased by 33.0% from approximately RMB32.7 million in 2022 to RMB21.9 million (US$3.1 million) in 2023, primarily due to the cessation of the aftermarket promotion service in 2023.

Cost of Revenues

Our cost of revenues decreased by 2.3% from RMB70.5 million in 2022 to RMB68.9 million (US$9.7 million), primarily due to the following reasons.

●	Our other direct costs decreased by 37.7% from RMB54.5 million in 2022 to RMB33.9 million (US$4.8 million) in 2023, primarily due to a decrease in information acquisition costs in connection with our and the VIEs’ online marketing services.
●	Our venue set-up costs increased significantly from RMB6.5 million in 2022 to RMB14.4 million (US$2.0 million) in 2023, generally in line with the increases in net revenues from auto show services and special promotion event services.
●	Our venue rental costs increased significantly from RMB9.5 million in 2022 to RMB20.6 million (US$2.9 million) in 2023, primarily due to an increase in the number of auto shows we organized and set up from 150 in 2022 to 299 in 2023.

Gross Profit

As a result of the foregoing, our gross profit decreased by 17.1% from RMB112.7 million in 2022 to RMB93.4 million (US$13.2 million) in 2023.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 23.0% from RMB127.7 million in 2022 to RMB157.0 million (US$22.1 million) in 2023, primarily due to an increase in promotion expenses, as a result of increased volume of offline events.

Our advertising and promotion expenses increased by 71.1% from RMB57.6 million in 2022 to RMB98.5 million (US$13.9 million) in 2023, primarily due to increased volume of offline events. The number of organized auto shows increased from 150 in 2022 to 299 in 2023.

Our sales staff compensation expenses decreased by 26.3% from RMB59.7 million in 2022 to RMB44.0 million (US$6.2 million) in 2023, primarily due to the reduction in headcount and improved workforce structure.

Our selling and marketing expenses as a percentage of total net revenues increased from 69.7% in 2022 to 94.4% in 2023, because the increase of our selling and marketing expenses outpaced the increase in our net revenues, primarily due to an increase in promotion expenses as a result of the increase in the number of offline events held by us and the VIEs.

General and administrative expenses

Our general and administrative expenses decreased by 31.0% from RMB64.7 million in 2022 to RMB44.7 million (US$6.3 million) in 2023, primarily due to (1) a decrease in the administrative staff compensation expenses, as a result of the reduction in headcount and improved workforce structure, (2) a decrease in allowance for doubtful accounts, as a result of strengthened collection efforts of accounts receivable and (3) a decrease in professional service expenses in connection with the November 2022 Offering. General and administrative expenses, as a percentage of total net revenues, decreased from 35.3% in 2022 to 27.5% in 2023, primarily due to the decrease in general and administrative expenses.

Research and Development Expenses

Our research and development expenses decreased by 43.1% from RMB19.8 million in 2022 to RMB11.3 million (US$1.6 million) in 2023, primarily due to the decrease in the staff compensation expenses, as a result of the reduction in headcount and improved workforce structure.

Impairment of long-lived assets

Impairment of long-lived assets decreased from RMB19.7 million in 2022 to RMB1.5 million (US$0.2 million) in 2023, primarily due to (1) a decrease in impairment loss of RMB1.1 million in relation to property, equipment and software, (2) a decrease in impairment loss of RMB1.5 million in relation to right-of-use assets, and (3) a decrease in impairment loss of RMB15.6 million in relation to intangible assets.

Operating Loss

As a result of the foregoing, our operating loss remained relatively stable at RMB119.3 million in 2022 and RMB121.0 million (US$17.0 million) in 2023.

Other income/(expenses) primarily include government grants and VAT refunds, change in fair value of warrant liability.

Net Loss

As a result of the foregoing, we had net loss of RMB166.5 million and RMB80.4 million (US$11.3 million) in 2022 and 2023, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million in 2022, primarily representing the decreases in net revenues from offline marketing services and referral service for a commercial bank.

●	Net revenues from auto show services decreased by 77.8% from RMB242.9 million in 2021 to RMB54.0 million in 2022, primarily due to a reduced number of auto shows held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we organized 450 and 150 auto shows in 142 and 76 cities, offering a total of 12,372 and 7,144 booths, respectively.
●	Net revenues from special promotion event services decreased by 59.7% from RMB4.0 million in 2021 to RMB1.6 million in 2022, primarily due to a reduced number of special promotion events held by us and the VIEs as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In 2021 and 2022, we facilitated 158 and 90 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for a commercial bank decreased by 34.0% from RMB67.0 million in 2021 to RMB44.2 million in 2022, primarily because we ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services increased significantly from approximately RMB14.5 million in 2021 to RMB50.8 million, primarily due to the increase in the number of live streaming events held by us and the VIEs and the newly launched online promotion services.
●	Net revenues from other services increased by 11.8% from approximately RMB29.2 million in 2021 to RMB32.7 million, primarily due to the substantial expansion of our and the VIEs’ aftermarket promotion service.

Cost of Revenues

Our cost of revenues decreased by 17.3% from RMB85.3 million in 2021 to RMB70.5 million, primarily due to the following reasons.

●	Our venue set-up costs decreased by 73.0% from RMB24.1 million in 2021 to RMB6.5 million in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services.
●	Our venue rental costs decreased by 71.4% from RMB33.3 million in 2021 to RMB9.5 million in 2022, generally in line with the decreases in net revenues from auto show services and special promotion event services.
●	Our other direct costs increased by 95.6% from RMB27.9 million in 2021 to RMB54.5 million in 2022, primarily due to an increase in information acquisition costs in connection with our and the VIEs’ online marketing services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 58.6% from RMB272.3 million in 2021 to RMB112.7 million in 2022.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 53.5% from RMB274.7 million in 2021 to RMB127.7 million in 2022, primarily due to a decrease in advertising and promotion expenses and sales staff compensation expenses, as a result of the decrease in the number of offline events held by us and the VIEs and the adjustment of our and the VIEs’ workforce structure.

Our advertising and promotion expenses decreased by 58.9% from RMB140.1 million in 2021 to RMB57.6 million in 2022, primarily due to the decrease in the number of offline events held by us and the VIEs during 2022. The number of cities where we have established sales operations decreased from 119 as of December 31, 2021 to 83 as of December 31, 2022.

Our sales staff compensation expenses decreased by 46.1% from RMB110.7 million in 2021 to RMB59.7 million in 2022, primarily due to the decrease in the number of offline events held by us and the corresponding adjustment of our and the VIEs’ workforce structure.

Our selling and marketing expenses as a percentage of total net revenues decreased from 76.8% in 2021 to 69.7% in 2022, primarily because our selling and marketing expenses decreased at a larger rate than our revenue did.

General and administrative expenses

Our general and administrative expenses decreased by 11.1% from RMB72.8 million in 2021 to RMB64.7 million in 2022, primarily due to (1) a decrease in the administrative staff compensation expenses, as a result of adjustment of our and the VIEs’ workforce structure and (2) a decrease in allowance for doubtful accounts, as a result of strengthened collection efforts of accounts receivable, partially offset by an increase in professional service expenses in connection with the November 2022 Offering. General and administrative expenses, as a percentage of total net revenues, increased from 20.4% in 2021 to 35.3% in 2022, primarily due to the decrease in our net revenues.

Research and Development Expenses

Our research and development expenses decreased by 44.5% from RMB35.7 million in 2021 to RMB19.8 million in 2022, primarily due to the decrease in the staff compensation expenses, as a result of the adjustment of our and the VIEs’ workforce structure.

Impairment of long-lived assets

Impairment of long-lived assets increased from nil in 2021 to RMB19.7 million in 2022, primarily due to impairment in relation to property, equipment and software, intangible assets and right-of-use assets.

Operating Loss

As a result of the foregoing, our operating loss increased by 7.6% from RMB110.8 million in 2021 to RMB119.3 million in 2022.

Others, net included in other income/(expenses) primarily include government grants and VAT refunds, change in fair value of warrant liability, partially offset by impairment of goodwill.

Net Loss

As a result of the foregoing, we had net loss of RMB101.9 million and RMB166.5 million in 2021 and 2022, respectively.

B.    Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering, the November 2022 Offering and loans from banks.

As of December 31, 2022 and 2023, we had RMB69.9 million and RMB9.6 million (US$1.3 million), respectively, in cash and cash equivalents. As of December 31, 2022 and 2023, we held a cash balance of RMB61.1 million and RMB3.0 million (US$0.4 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB8.8 million and RMB6.6 million (US$0.9 million) denominated in RMB, respectively, representing 12.6% and 68.5% of our total cash and cash equivalents, respectively. We did not have time deposits as of December 31, 2022 and 2023, respectively.

We have incurred recurring operating losses since our inception, including net losses of RMB101.9 million, RMB166.5 million and RMB83.0 million (US$11.7 million) in 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB92.3 million, RMB109.7 million and RMB74.9 million (US$10.6 million) in 2021, 2022 and 2023, respectively. Accumulated deficit was RMB1,233.1 million (US$173.7 million) as of December 31, 2023. As of December 31, 2023, we had net current liability of RMB24.8 million (US$3.5 million). The COVID-19 pandemic, especially the resulting high cancellation rate of scheduled offline auto shows, negatively impacted our business operations in 2021 and 2022. Currently, although the restrictive measures in relation to the COVID-19 pandemic have been lifted, our financial condition has been materially and adversely impacted by the COVID-19 pandemic in the past two years, and we need to improve our operational and financial performance gradually by implementing our management plans. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of equity and debt financing to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of improving staff efficiency, pursuing cooperation opportunities in the electric vehicles industry, and pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, and the impact of the COVID-19 pandemic on our operations, our management believes that our current cash and cash equivalents, time deposits and anticipated cash flow from operations upon successful execution of our business plans and financing plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(92,255)	(109,679)	(74,892)	(10,550)
Net cash generated from/(used in) investing activities	47,856	(212)	—	—
Net cash generated from financing activities	7,000	91,241	13,972	1,968
Effect of exchange rate effect on cash and cash equivalents	(5,048)	(1,805)	70	10
Net decrease in cash, cash equivalents and restricted cash	(42,447)	(20,455)	(60,850)	(8,572)
Cash and cash equivalents, and restricted cash at beginning of the period	139,745	97,298	76,843	10,824
Cash and cash equivalents, and restricted cash at end of the period	97,298	76,843	15,993	2,252

Operating Activities

Cash used in operating activities was RMB74.9 million (US$10.6 million) in 2023. In 2023, the difference between our cash used in operating activities and our net loss of RMB83.0 million (US$11.7 million) resulted primarily from (1) a decrease in prepayment and other current assets of RMB26.8 million (US$3.8 million), (2) a decrease in accounts and notes receivable of RMB20.4 million (US$2.9 million), (3) share-based compensation of RMB9.5 million (US$1.3 million), (4) allowance of doubtful accounts of RMB4.8 million (US$0.7 million), and (5) impairment on long-lived asset of RMB1.5 million (US$0.2 million), partially offset by (1) changes in fair value of warrant liability of RMB20.7 million (US$2.9 million), (2) a decrease in salary and welfare benefits payable of RMB15.9 million(US$2.2 million), (3) other income on reverse of unpaid tax of RMB8.8 million (US$1.2 million), (4) a decrease in other taxes payable of RMB3.7 million (US$0.5 million), (5) a decrease in accounts payable of RMB3.3 million (US$0.5 million) and (6) a decrease in other current liabilities of RMB3.0 million (US$0.4 million).

Cash used in operating activities was RMB109.7 million in 2022. In 2022, the difference between our cash used in operating activities and our net loss of RMB166.5 million resulted primarily from (1) provisions for goodwill impairment of RMB69.9 million, (2) provisions for long-lived asset impairment of RMB19.7 million, (3) share-based compensation of RMB10.3 million, (4) allowance of doubtful accounts of RMB8.1 million, and (5) a decrease in prepayment and other current assets of RMB5.2 million, partially offset by (1) a decrease in accounts payable of RMB15.9 million, (2) a decrease in advance from customers of RMB11.7 million, (3) income on changes in fair value of RMB11.2 million, (4) a decrease in other current liabilities of RMB8.0 million and (5) a decrease in salary and welfare benefits payable of RMB6.9 million.

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

Investing Activities

Net cash used in and generated from investing activities was nil in 2023.

Net cash used in investing activities was RMB0.2 million in 2022, representing purchase of property, equipment and software.

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

Financing Activities

Net cash generated from financing activities was RMB14.0 million (US$2.0 million) in 2023, primarily due to proceeds from borrowings of RMB20.4 million (US$2.9 million), partially offset by cash repayments of borrowings of RMB6.4 million (US$0.9 million).

Net cash generated from financing activities was RMB91.2 million in 2022, primarily due to (1) net proceeds after deducting placement agent fee and offering expenses from the November 2022 Offering of approximately RMB93.5 million and (2) proceeds from borrowings of RMB6.2 million, partially offset by cash repayments of short-term borrowings of RMB8.5 million.

Net cash generated from financing activities was RMB7.0 million in 2021, primarily due to cash of RMB10.0 million received from short-term borrowings, partially offset by cash repayments of short-term borrowings of RMB3.0 million.

Indebtedness

For details of our outstanding borrowings as of December 31, 2022 and 2023, see Notes 13 and 15 to the consolidated financial statements included in this annual report.

Capital Expenditures

We incurred capital expenditures of RMB1.0 million, RMB0.2 million and nil in 2021, 2022 and 2023, respectively, primarily in connection with the purchase of property, equipment and software and our and the VIEs’ office refurbishment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

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

Contractual Obligations

We lease office spaces and venues for auto shows under non-cancelable operating lease agreements, which expire at various dates through February 2027. As of December 31, 2023, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years

	(RMB in thousands)
Office spaces and venues for auto shows(1)	11,381	4,735	6,646	—
(1)	Represents minimum payments under non-cancelable operating lease agreements related to our office spaces and venues for auto shows.

C.    Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) allowance for credit loss; (iii) goodwill; (iv) impairment of long-lived assets; and (v) warrant liability. See Note 3—Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Allowance for credit loss

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. An allowance for credit loss is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. To estimate expected credit losses, we have identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle us to receive the full face amount from the financial institutions at maturity.

Assumptions Used. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance. We recognized RMB11.7 million and RMB1.4 million in allowance for credit loss on accounts receivable for the years ended December 31, 2021 and 2023, respectively, and we reversed RMB0.9 million in allowance for credit loss on accounts receivable for the year ended December 31, 2022.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2022 and 2023 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that we have one reporting unit within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2022 and 2023. Therefore, management performed quantitative assessment and recognized nil, RMB69.9 million and nil in impairment loss for the years ended December 31, 2021, 2022 and 2023, respectively.

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

When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized nil, RMB19.7 million and RMB1.5 million (US$0.2 million) in impairment loss related to long-lived assets in 2021, 2022 and 2023, respectively. Specifically, the impairment loss of RMB1.1 million, RMB3.0 million and RMB15.6 million in 2022 was recognized in relation to property, equipment and software, right-of-use assets and intangible assets, respectively, and the impairment loss of RMB1.5 million (US$0.2 million) in 2023 related to right-of-use assets.

Future cash flow assumptions. We performed qualitative analysis regarding the existence of impairment indicators pursuant to ASC 360-10-35-21 and concluded that there are indicators that the asset group might be impaired mainly due to recurring net losses and operating cash out-flows for the years ended December 31, 2023. Thus, we performed the quantitative asset group impairment testing by calculating the undiscounted cash flow to test for recoverability. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

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

As of December 31, 2022 and 2023, we had RMB24,376 million and RMB4.0 million (US$0.6 million) of warrant liability. We recognized nil, RMB11.2 million and RMB20.7 million (US$2.9 million) in gain in fair value of warrant liability in 2021, 2022 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	48	Chairman and Chief Executive Officer
Simon Li	40	Chief Financial Officer
Jianchen Sun	46	Director and President
Wendy Hayes	54	Independent Director
Zijing Zhou	42	Independent Director
Tong Zhang	49	Independent Director
Hui Yuan	47	Chief Operating Officer

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

Simon Li has extensive experience in investment and corporate finance. Prior to joining the Company, Mr. Li served as a partner at Hongmenge (Beijing) Private Equity Management Co., Ltd. from June 2020 to May 2023, leading its financing and investment portfolio management business lines. Prior to that, Mr. Li was the general manager of the capital market department of Chang’An NIO New Energy Automotive Technology Co., Ltd (now AVATR Technology (Chongqing) Co. Ltd.), a joint venture formed by Chang’An Auto and NIO. Mr. Li, as one of the founding partners, served as a managing director and the head of fund risk control at Ether Capital from April 2014 to August 2019. Mr. Li was an investment manager at Digital China from April 2012 to March 2014, and an associate manager in the transactions and restructuring department of KPMG Advisory (China) Limited from September 2009 to April 2012. Mr. Li received a bachelor’s degree in international economics and trade from Beijing University of Commerce and Industry in 2007 and a degree of master of science in the field of quantitative and applied statistics from the University of Pennsylvania. Mr. Li is currently pursuing an executive master’s degree of business administration in Tsinghua University.

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

Wendy Hayes has served as our independent director since November 2018. Ms. Hayes has served as an independent director of ShakNinja, Inc (NYSE: SN) since July 2023, Apollomics, Inc. (NASDAQ: APML) since March 2023, SciClone Pharmaceuticals (Holdings) Limited (SEHK: 6600) since March 2021, IHuman Inc. (NYSE: IH) since October 2020 and Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

Tong Zhang has over 10 years of experiences in the fields of vehicle trading, e-commerce and technology research, particularly with respect to vehicle electrification, vehicle intelligence and V2X (vehicle-to-everything) technologies. Since 2015, Mr. Zhang has served as vice president of the Automotive Intelligent Industry Research Institute of the Ministry of Industry and Information Technology, where he also serves as the secretary general of the Automotive Intelligent Services Consortium and focuses on the integration of domestic and foreign advanced technologies in the automotive industry, promoting the innovative development and transformation of automotive services. Prior to that, Mr. Zhang served as the deputy director of the China Automobile Dealers Association from 2012 to 2015, where he participated in and presided over the drafting and promulgation of the first national standard in the domestic automobile dealing industry for used car inspection. Mr. Zhang received his bachelor’s and master’s degrees in economics and management from Beijing Administration College in 2002 and 2004, respectively.

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

B.    Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to directors and executive officers was approximately RMB2.4 million (US$0.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

We adopted the 2018 Plan to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2018 Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of December 31, 2023, there were 6,327,321 ordinary shares available for grants and 3,640,000 restricted shares outstanding under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan:

Types of awards. The 2018 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. Our board of directors or a committee of one or more members of the board will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

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

2023 Share Incentive Plan

On March 13, 2023, we adopted our 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2023 Plan to our employees, directors and consultants. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, there were 17,600,000 restricted shares issued and 240,000 restricted shares outstanding under the 2023 Plan.

The following paragraphs describe the principal terms of the 2023 Plan:

Types of awards. The 2023 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. The 2023 Plan shall be administered by the board or a committee of one or more members of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the board members who are not on the committee.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of March 20, 2024 pursuant to the 2018 Plan and 2023 Plan.

Number of
Restricted
	Shares Awarded(1)	Grant Date
Directors and Executive Officers
June 15, 2018
Wei Wen	*	July 1, 2018
Simon Li	*	June 15, 2023
June 15, 2018
Jianchen Sun	*	July 1, 2018
July 1, 2019
Hui Yuan	5,000,000	July 1, 2020
Zijing Zhou	*	June 15, 2018
November 20, 2018
November 20, 2019
November 20, 2020
November 20, 2021
Wendy Hayes	*	November 20, 2022
Tong Zhang	—	—
Total	14,547,904

*Less than 1% of our total outstanding shares on an as-converted basis.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “—Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Through the equity incentive trust, our Class A ordinary shares underlying equity awards granted pursuant to our 2018 Plan may be provided to certain of recipients of such equity awards. As of March 20, 2024, Best Cars Limited held 6,663,321 Class A ordinary shares pursuant to our 2018 Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

To the extent permitted under the 2018 Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

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

Audit Committee. Our audit committee consists of Ms. Wendy Hayes, Mr. Zijing Zhou and Mr. Tong Zhang and is chaired by Ms. Wendy Hayes. Each of the members of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.”

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wen, Mr. Zijing Zhou and Mr. Tong Zhang, and is chaired by Mr. Wei Wen. Mr. Tong Zhang and Mr. Zijing Zhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

D.    Employees

As of December 31, 2021, 2022 and 2023, we had 621, 431 and 324 full-time employees. The following table sets forth the numbers of our and the VIEs’ full-time employees by functions as of the dates indicated.

	As of the December 31,
	2021	2022	2023
Sales and marketing	488	329	252
General and administrative	73	58	44
Research and development	60	44	28
Total	621	431	324

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

Due to the COVID-19 outbreak, we and the VIEs’ implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size, in 2021, 2022 and 2023. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 20, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 428,336,063 ordinary shares outstanding as March 20, 2024, including (1) Class A ordinary shares, including the 6,663,321 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	4,686,944	55,260,580	14.0%	69.4%
Jianchen Sun (2)	14,130,672	—	3.3%	1.2%
Wendy Hayes	*	—	*	*
Zijing Zhou	*	—	*	*
Hui Yuan	*	—	*	*
Tong Zhang	—	—	—	—
Simon Li	*	—	—	—
Directors and executive officers as a group	25,846,064	55,260,580	18.9%	71.1%
Principal Shareholders
WW Long Limited (3)	2,188,160	55,260,580	13.4%	69.1%
Highland Funds (4)	30,550,709	—	7.1%	2.5%
BAI GmbH (5)	28,715,429	—	6.7%	2.4%
Beijing Z-Park Fund Investment Center (Limited Partner) (6)	30,482,380	—	7.1%	2.5%
Sabby Volatility Warrant Master Fund, Ltd. (7)	38,155,408	—	9.0%	3.2%
*	Less than 1% of our total outstanding shares as of March 20, 2024.
**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

The calculation of each director or executive’s percentage of aggregate voting power does not take into account that person’s unvested restricted shares which were still held by Best Cars Limited, the nominee of our equity incentive trust, as of March 20, 2024, the voting power of which remains vested with the trustee who shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of such power until such vested restricted shares have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient. The calculation of each director or executive’s beneficial ownership does not take into account that person’s restricted shares which were still held by Best Cars Limited and would not be vested within 60 days after March 20, 2024.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 20, 2024.

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

(1)

Represents (i) 2,498,784 Class A ordinary shares held in the name of Mr. Wei Wen by Best Cars Limited, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of March 20, 2024, (ii) 2,188,160 Class A ordinary shares held in the form of ADSs by WW Long Limited, and (iii) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 2,810,672 Class A shares in the form of ADS, representing the number of restricted shares granted to Mr. Jianchen Sun that have vested or will vest within 60 days after March 20, 2024, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 19,542,537 Class A ordinary shares directly held by Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership, (ii) 8,417,752 Class A ordinary shares directly held by Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership, (iii) 1,705,800 Class A ordinary shares directly held by Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership, and (iv) 884,620 Class A ordinary shares in the form of the ADSs. Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership are collectively referred to as the Highland Funds. Highland Management Partners 9 Limited Partnership, a Delaware limited partnership (“HMP 9 LP”), is the general partner of the Highland Funds. Highland Management Partners 9, LLC, a Delaware limited liability company (“HMP 9 LLC”), is the general partner of HMP 9 LP. Paul A. Maeder, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy, are the managing members of HMP 9 LLC. HMP 9 LLC, as the general partner of HMP 9 LP, which is the general partner of the Highland Funds, may be deemed to have beneficial ownership of the shares held by the Highland Funds. The managing members have shared power over all investment decisions of HMP 9 LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland Funds by virtue of their status as controlling persons of HMP 9 LLC. Each managing member of HMP 9 LLC disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP 9 LLC and HMP 9 LP disclaims beneficial ownership of the shares held by the Highland Funds, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142, U.S.

(5)

Represents 28,715,429 Class A ordinary shares held by BAI GmbH, a company organized and existing under the laws of Germany. BAI GmbH is a wholly-owned subsidiary of subsidiary of Bertelsmann SE & Co. KGaA, a company organized and existing under the laws of Germany. The registered office of BAI GmbH and Bertelsmann SE & Co. KGaA is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(6)

Represents 30,482,380 Class A ordinary shares held by Beijing Z-Park Fund Investment Center (Limited Partner) (“Z-Park Fund”). The registered office of Z-Park Fund is Room 208, No. 11 Fengzhi East Road, Baiwang Innovation Technology Park, Haidian District, Beijing, PRC.

(7)  Represents 38,155,408 Class A ordinary shares, held by Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Fund”) in the from of ADSs, according to a Schedule 13G filed on January 4, 2023. The registered office of Sabby Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9008, Cayman Islands. The investment manager of Sabby Fund is Sabby Management, LLC, a Delaware limited liability company, the manager of which is Mr. Hal Mintz.

As of March 20, 2024, a total of 230,846,688 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of the ADS program, representing 53.9% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

F.    Disclosure of a Registrant’s Action to Recover Errorneously Awarded Compensation

Not applicable.

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

Outsourcing Agreement with STDC

In 2021, 2022 and 2023, we entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited (“STDC”), of which we own 49% equity interest. The outsourcing service expenses provided by STDC for us is RMB2.7 million, RMB1.5 million and RMB4.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. In 2022 and 2023, we entered into promotion service agreements with STDC, under which the promotion service expenses provided by us for STDC is RMB1.4 million and RMB1.0 million for the years ended December 31, 2022 and 2023. The prepayment balance is RMB248 and RMB1,125 as of December 31, 2022 and 2023, respectively.

Transaction with Mr. Wei Wen

In 2022 and 2023, we provided RMB13.6 million and RMB12.6 million, respectively, to Mr. Wei Wen, the chairman of the board, the chief executive officer of our company, who used the fund to assist business development with third parties on behalf of our company, and Mr. Wei Wen repaid RMB13.7 million to us in 2022 and repaid RMB12.5 million to us in 2023. The other payable due to Mr. Wei Wen is RMB0.1 million and nil as of December 31, 2022 and 2023, respectively.

Transaction with Mr. Hui Yuan

On November 22, 2023, we received a loan of RMB1.5 million from the spouse of Mr. Hui Yuan, the chief operating officer of our company. The loan payable balance due to Mr. Hui Yuan’s spouse is nil and RMB1.5 million as of December 31, 2022 and 2023, respectively.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

The ADSs are listed on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 240 Class A ordinary shares or right to receive 240 Class A ordinary shares.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ended December 31, 2023 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the fiscal year ended December 31, 2023 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on NASDAQ, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares, Warrants and Pre-Funded Warrants are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, Warrants and Pre-Funded Warrants.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.     Subsidiary Information

For a list of our significant subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.    Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2022 and 2023, all of our cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management considers being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from our businesses. We perform ongoing credit evaluations of the financial condition of our customers. We establish a provision for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information.

Concentration Risk

We relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support our operations during the years ended December 31, 2021, 2022 and 2023. The number of advertising and promotional service providers accounting for more than 10% is three, two and two providers for the years ended December 31, 2021, 2022 and 2023, respectively.

There were three and two customers whose receivable balances exceeded 10% of our total accounts receivable balances as of December 31, 2022 and 2023, respectively.

There was one customer whose revenue accounted for 18.7% of our total revenue for the year ended December 31, 2021. There were two customers whose revenue accounted for 24.1% and 17.9%, respectively, of our total revenue for the year ended December 31, 2022. There was one customer whose revenue accounted for 16.1% of our total revenue for the year ended December 31, 2023.

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

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB43.9 million, RMB15.8 million and RMB6.6 million (US$0.9 million) as of December 31, 2021, 2022 and 2023, respectively.

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2023, we did not receive any additional payment from the Bank of New York Mellon.

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

The F-3 Registration Statement was declared effective by the SEC on September 8, 2022. On November 25, 2022, we completed the November 2022 Offering to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.3 million after deducting placement agent fee and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the November 2022 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2023, approximately US$13.1 million of the net proceeds from the November 2022 Offering was used for payment of professional fees, insurance fees and general corporate purposes. We intend to use the remainder of the proceeds from the November 2022 Offering as disclosed in the F-3 Registration Statement.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, one of which was first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of a proper and timely financial account closing procedures for certain expenditures which was first identified in the course of finding the misstatement that leads to the restatement. We do not believe that the material weaknesses had a significant impact on our financial reporting.

To remedy the material weaknesses, we have begun, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) allocate sufficient resources to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (3) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary, and (4) set up a proper policy for operating department to timely handover related documents to the financial department for timely account closing.

However, such remediation plans have been delayed in full implementation, in part, due to the negative impact on our business and operations by the outbreak of COVID-19 beginning in January 2020, and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2023.

We intend to remediate the material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Since we qualified as a “non-accelerated filer” as defined in Rule 12b-2 under the Exchange Act as of December 31, 2023, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, Marcum Asia CPAs LLP, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2021	2022	2023

	(RMB in thousands)
Audit fees (1)	5,796	3,509	2,272
(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations;
●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our head of cybersecurity has more than fifteen years of relevant experience in risk management, cybersecurity and information technology.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

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

4.3

English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).

4.4

English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).

4.5

English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).

4.6	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated February 14, 2023.
4.7

English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).

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

4.24	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.25	Form of Pre-Funded Warrant issued by the Registrant (incorporated by reference to Exhibit 4.1 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.26	Form of Warrant issued by the Registrant (incorporated by reference to Exhibit 4.2 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.27	2023 Share Incentive Plan (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
8.1*	List of subsidiaries and affiliated entities of the Registrant.
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

97*	Compensation Recovery Policy of TuanChe Limited.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUANCHE LIMITED

By:	/s/ Simon Li
Name: Simon Li
Title: Chief Financial Officer

Date: March 28, 2024

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of TuanChe Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuanChe Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant recurring losses and negative cash flows from operating activities, and there were negative working capital balance and limited cash balance as of December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 28, 2024,

TUANCHE LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2022	December 31, 2023
				US$
		RMB	RMB	Note 3(f)
ASSETS
Current assets:
Cash and cash equivalents		69,895	9,564	1,347
Restricted cash		6,948	6,429	905
Accounts and notes receivable, net	5	49,969	28,891	4,069
Prepayment and other current assets, net	6	46,608	15,986	2,251
Prepayment to related parties	21	248	1,125	158
Total current assets		173,668	61,995	8,730
Non-current assets:
Operating lease right-of-use assets	12	10,135	5,706	804
Long-term investments	9	5,383	5,564	784
Goodwill	4	45,561	45,561	6,417
Other non-current assets		522	522	73
Total non-current assets		61,601	57,353	8,078
Total assets		235,269	119,348	16,808
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		13,658	10,406	1,466
Advance from customers		3,695	4,166	587
Salary and welfare benefits payable		32,944	17,030	2,399
Short-term borrowings	13	3,169	15,687	2,209
Other taxes payable	11	24,727	12,203	1,719
Current portion of deferred revenue		1,345	1,216	171
Short-term operating lease liabilities	12	5,200	4,090	576
Payables due to related parties	21	130	1,500	211
Other current liabilities	14	23,691	20,466	2,879
Total current liabilities		108,559	86,764	12,217
Long-term borrowings	15	1,546	3,000	423
Non-current portion of deferred revenue		18	49	7
Long-term operating lease liabilities	12	7,494	6,099	859
Warrant liability	22	24,376	3,952	557
Other non-current liabilities		492	—	—
Total non-current liabilities		33,926	13,100	1,846
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)		142,485	99,864	14,063
Commitments and contingencies	20
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 339,475,403 shares issued and 327,422,449 shares outstanding as of December 31, 2022; US$0.0001 par value; 800,000,000 shares authorized; 357,075,403 shares issued and 348,016,199 shares outstanding as of December 31, 2023		235	236	33
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, 55,260,580 issued and outstanding as of December 31, 2022 and 2023		35	35	5
Treasury stock (14,907,047 and 14,907,047 treasury stock as of December 31, 2022 and 2023, respectively)		(45,886)	(45,886)	(6,463)
Additional paid-in capital		1,296,951	1,306,496	184,016
Accumulated deficit		(1,150,135)	(1,233,106)	(173,679)
Accumulated other comprehensive loss		(8,416)	(8,291)	(1,167)
Total TuanChe Limited shareholders’ equity		92,784	19,484	2,745
Non-controlling interests		—	—	—
Total shareholders’ equity		92,784	19,484	2,745
TOTAL LIABILITIES AND EQUITY		235,269	119,348	16,808

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2021	2022	2023
					US$
		RMB	RMB	RMB	Note 3(f)
Net revenues
Offline Marketing Services:
Auto shows		242,860	53,962	111,349	15,683
Special promotion events		3,994	1,609	3,166	446
Referral service for commercial bank		67,010	44,202	2,572	362
Online marketing		14,489	50,757	23,411	3,297
Others		29,199	32,658	21,869	3,080
Total net revenues		357,552	183,188	162,367	22,868
Cost of revenues		(85,290)	(70,537)	(68,942)	(9,710)
Gross profit		272,262	112,651	93,425	13,158
Operating expenses:
Selling and marketing expenses		(274,670)	(127,696)	(157,004)	(22,114)
General and administrative expenses		(72,788)	(64,708)	(44,666)	(6,291)
Research and development expenses		(35,651)	(19,799)	(11,267)	(1,587)
Impairment of long-lived assets		—	(19,743)	(1,515)	(213)
Total operating expenses		(383,109)	(231,946)	(214,452)	(30,205)
Loss from operations		(110,847)	(119,295)	(121,027)	(17,047)
Other income/(expenses):
Interest income/(expenses), net		625	(174)	(143)	(20)
Foreign exchange (loss)/gain		(149)	444	(259)	(37)
Gain from equity method investments		258	26	181	26
Impairment of long-term investment		(700)	—	—	—
Impairment of goodwill		—	(69,853)	—	—
Change in fair value of warrant liability		—	11,219	20,732	2,920
Other income, net		8,868	5,692	17,545	2,471
Loss before income taxes		(101,945)	(171,941)	(82,971)	(11,687)
Income tax benefit		—	5,451	—	—
Net loss		(101,945)	(166,490)	(82,971)	(11,687)
Other comprehensive (loss) income:
Foreign currency translation adjustments		(1,603)	(1,008)	125	18
Total other comprehensive (loss) income		(1,603)	(1,008)	125	18
Total comprehensive loss		(103,548)	(167,498)	(82,846)	(11,669)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	19	(0.33)	(0.52)	(0.20)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	19	306,792,324	319,539,180	406,802,365	406,802,365
Share-based compensation expenses included in:
Selling and marketing expenses		2,123	1,556	74	10
General and administrative expenses		3,928	4,868	7,720	1,087
Research and development expenses		3,746	3,858	1,752	247

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated	TuanChe
	Class A		Class B				Additional		other	Limited	Non-
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	265,384,415	181	55,260,580	35	(14,907,047)	(45,886)	1,221,339	(881,700)	(5,805)	288,164	(1,103)	287,061
Shares issuance for vested restricted shares	2,023,845	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,797	—	—	9,797	—	9,797
Net loss	—	—	—	—	—	—	—	(101,945)	—	(101,945)	—	(101,945)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,603)	(1,603)	—	(1,603)
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310
Shares issuance for vested restricted shares	3,648,500	2	—	—	—	—	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,282	—	—	10,282	—	10,282
Acquisition of non-controlling interests	—	—	—	—	—	—	(1,103)	—	—	(1,103)	1,103	—
Issuance of common shares and Pre-funded warrants, net of issuance costs	71,272,736	51	—	—	—	—	56,639	—	—	56,690	—	56,690
Net loss	—	—	—	—	—	—	—	(166,490)	—	(166,490)	—	(166,490)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,008)	(1,008)	—	(1,008)
Balance at December 31, 2022	342,329,496	235	55,260,580	35	(14,907,047)	(45,886)	1,296,951	(1,150,135)	(8,416)	92,784	—	92,784
Shares issuance for vested restricted shares	20,593,750	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,546	—	—	9,546	—	9,546
Net loss	—	—	—	—	—	—	—	(82,971)	—	(82,971)	—	(82,971)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	125	125	—	125
Balance at December 31, 2023	362,923,246	236	55,260,580	35	(14,907,047)	(45,886)	1,306,496	(1,233,106)	(8,291)	19,484	—	19,484

The accompanying notes are an integral part of these consolidated financial statements.

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	Note 3(f)
Cash flows from operating activities :
Net Loss	(101,945)	(166,490)	(82,971)	(11,687)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment on long-term investment	700	—	—	—
Impairment of long-lived assets	—	19,743	1,515	213
Impairment of goodwill	—	69,853	—	—
Depreciation of property, equipment and software	3,298	2,140	—	—
Amortization of intangible assets	4,110	2,097	—	—
Share-based compensation	9,797	10,282	9,546	1,345
Allowance for doubtful accounts	17,796	8,143	4,768	672
Gain from long-term investments	(258)	(26)	(181)	(26)
Loss on disposal of property and equipment, subsidiary	429	218	—	—
Recognition of deferred income	(513)	(513)	—	—
Foreign exchange (gain)/ loss	149	(444)	259	37
Loss on changes in guarantee liabilities	1,542	—	—	—
Deferred income taxes	—	(5,451)	—	—
Change in fair value of warrant liability	—	(11,219)	(20,732)	(2,920)
Other income, net	—	—	(8,782)	(1,237)
Changes in operating assets and liabilities:
Accounts and notes receivable	6,504	(1,127)	20,439	2,879
Prepayment and other current assets	(4,177)	5,151	26,792	3,774
Accounts payable	7,782	(15,919)	(3,253)	(458)
Advance from customers	(6,065)	(11,706)	471	66
Salary and welfare benefits payable	(12,977)	(6,926)	(15,914)	(2,241)
Deferred revenue	—	(2,361)	(97)	(14)
Other taxes payable	(1,170)	2,905	(3,742)	(527)
Other current liabilities	(17,257)	(8,029)	(3,010)	(426)
Net cash used in operating activities	(92,255)	(109,679)	(74,892)	(10,550)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(968)	(212)	—	—
Cash paid for long-term investments	(2,250)	—	—	—
Cash received from maturity of time deposits	45,674	—	—	—
Cash received from disposal of long-term investments	5,400	—	—	—
Net cash generated from/ (used in) investing activities	47,856	(212)	—	—
Cash flows from financing activities:
Cash received from borrowings	10,000	6,169	20,400	2,873
Cash repayments of short-term borrowings	(3,000)	(8,454)	(6,428)	(905)
Proceeds of offering, net of listing fee	—	93,526	—	—
Net cash generated from financing activities	7,000	91,241	13,972	1,968
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,048)	(1,805)	70	10
Net decrease in cash, cash equivalents and restricted cash	(42,447)	(20,455)	(60,850)	(8,572)
Cash, cash equivalents and restricted cash at beginning of the year	139,745	97,298	76,843	10,824
Including :
Cash and cash equivalents at the beginning of the year	109,916	63,461	69,895	9,845
Restricted cash at the beginning of the year	29,829	33,837	6,948	979
Cash, cash equivalents and restricted cash at end of the year	97,298	76,843	15,993	2,252
Including :
Cash and cash equivalents at the end of the year	63,461	69,895	9,564	1,347
Restricted cash at the end of the year	33,837	6,948	6,429	905
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(182)	(214)	(337)	(47)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	13,152	2,813	396

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

As of December 31, 2023, the Company’s major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, online marketing services
Longye International Limited (“Longye”)	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services

	Place and	Percentage of
	year of	direct or indirect
Major VIEs	incorporation	economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	Beijing, PRC 2018	100	Technical support and consulting services
Hainashuke (Beijing) Technology Co., Ltd. (“Hainashuke”)	Beijing, PRC 2018	100	Technical support and consulting services

1.Organization and Reorganization (Continued)

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Remain dormant
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	Tianjin, PRC 2017	100	Auto shows

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conduct operations in the PRC partially through TuanChe Internet, Drive New Media, Internet Drive Technology and Hainashuke, which are variable interest entities, or VIEs, and their subsidiaries, collectively referred to as consolidated affiliated entities. The Group have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu and Chema, or its WFOEs, with each of its VIEs and their respective shareholders, respectively.

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

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	6,172	3,987
Amount due from the subsidiaries of the Group	117,489	123,349
Other current assets	51,126	30,622
Total current assets	174,787	157,958
Non-current assets:
Long-term investments	5,383	5,564
Operating lease right-of-use assets, net	1,045	267
Total non-current assets	6,428	5,831
TOTAL ASSETS	181,215	163,789
Current liabilities:
Short term borrowings	1,169	14,487
Accounts payable	818	838
Advance from customers	2,986	3,921
Salary and welfare benefits payable	21,803	15,017
Other taxes payable	15,119	3,851
Short-term operating lease liabilities	652	659
Current portion of deferred revenue	1,345	1,216
Other current liabilities	2,508	4,654
Account due to subsidiaries of the Group	266,679	250,341
Total current liabilities	313,079	294,984
Long-term borrowings	1,546	3,000
Long-term operating lease liabilities	605	—
Non-current portion of deferred revenue	18	49
Total non-current liabilities	2,169	3,049
TOTAL LIABILITIES	315,248	298,033

	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	93,975	95,382	68,167
Net (loss)/ income	(30,565)	19,775	(418)

	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(22,124)	2,483	(15,357)
Net cash generated from investing activities	2,920	—	—
Net cash generated from/(used in) financing activities	4,000	(1,285)	13,172
Net (decrease)/increase in cash, cash equivalent and restricted cash	(15,204)	1,198	(2,185)

1.Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2022 and 2023, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2.Going Concern and impact of COVID-19 pandemic

The Group has incurred recurring operating losses since its inception, including net losses of RMB101.9 million, RMB166.5 million and RMB83.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities were RMB92.3 million, RMB109.7 million and RMB74.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB1,233.1 million as of December 31, 2023. As of December 31, 2023, the Company had cash and cash equivalents of RMB9.6 million and wording capital deficit of RMB 24.8 million.

The COVID-19 pandemic, especially the high cancelation rate of planned offline auto shows due to COVID-19 negatively impacted the Group’s business operations for the years ended December 31, 2021 and 2022. In the year ended December 31, 2023, although the restrict regulation on the COVID-19 has been removed in mainland China, the Company has already been significant adversely impacted by the COVID-19 in the prior years. The Company has to recovery its business gradually by implementing the management plans. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement.

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

b)Reclassifications

The Company changed the presentation of prepayment and other current assets, net and other current liabilities within its consolidated balance sheets retrospectively. Separate presentation of related party balances in prepayment and other current assets, net and other current liabilities. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported balance sheets and do not represent a restatement of any previously reported financial results.

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

d)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, impairment assessment on goodwill and long-lived assets, long-term investments and valuation of warrant liabilities at fair value.

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

f)Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

3.Significant Accounting Policies (Continued)

h)Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2022 and 2023, there were cash at bank and demand deposits with original terms of less than three months denominated in US dollars amounting to approximately US$8.8 million and US$0.4 million, respectively (equivalent to approximately RMB61.1 million and RMB3.0 million, respectively).

As of December 31, 2022 and 2023, the Group had approximately RMB12.7 million and RMB6.6 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 18.2% and 68.5% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2022 and 2023, the Company had a restricted cash balance approximately RMB6.9 million and RMB6.4 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services.

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

m)Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2022 and 2023 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

3.Significant Accounting Policies (Continued)

m)Goodwill (Continued)

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Nil, RMB69.9 million and nil impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

n)Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized nil, RMB19.7 million and RMB1.5 million impairment charge related to long-lived assets for the years ended December 31, 2021, 2022 and 2023, respectively.

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

On January 13, 2020, the Company completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue is recognized on a straight-line basis over the period of the contract when the services are provided.

3.Significant Accounting Policies (Continued)

o)Revenue recognition (Continued)

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and SaaS revenue are recognized over time during the years ended December 31, 2021, 2022 and 2023. Contract liabilities included in advance from customers and deferred revenue in the Group’s consolidated balance sheets. The Group’s total unearned revenues were RMB5.1 million and RMB5.4 million as of December 31, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB23.7 million, RMB14.9 million and RMB5.0 million as revenue that was included in the balance of advance from customers and deferred revenue at January 1, 2021, 2022 and 2023, respectively.

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

r)Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the advertising and promotional expenses were RMB140.1 million, RMB57.6 million and RMB98.5 million, respectively.

3.Significant Accounting Policies (Continued)

s)Leases

The Group accounts for lease under ASC 842 and has elected to utilize the short-term lease recognition exemption and, for those leases with a lease term of 12 months or less, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office spaces and venues for auto shows and has no finance leases as of December 31, 2022 and 2023. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2022 and 2023.

w)Net loss per share

Basic and diluted net loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

During the years ended December 31, 2021, 2022 and 2023, the Group has 6,034,250, 3,573,750 and 3,880,000 ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

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

cc)Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the years ended December 31, 2021, 2022 and 2023. Total number of advertising and promotional service providers accounting for more than 10% is three, two and two for the years ended December 31, 2021, 2022 and 2023, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2022 and 2023, all of the Group’s cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

3.Significant Accounting Policies (Continued)

cc)Concentrations and Risks (Continued)

Major customers

There were three and two customers whose receivable balances exceeded 10% of the total accounts receivable balances of the Group as December 31, 2022 and 2023, respectively.

There was one customer whose revenue accounted for 18.7% of the total revenue of the Group for the year ended December 31, 2021. There were two customers whose revenue accounted for 24.1% and 17.9% of the total revenue of the Group for the year ended December 31, 2022. There was one customer whose revenue accounted for 16.1% of the total revenue of the Group for the year ended December 31, 2023.

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after December 15, 2024. The Group is in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

4.Goodwill

The following table presents the Group’s goodwill as of the respective balance sheet dates:

	December 31, 2022	December 31, 2023
	RMB	RMB
Goodwill	115,414	115,414
Less: impairment	(69,853)	(69,853)
Goodwill, net	45,561	45,561

The Group recognized nil, RMB69.9 million and nil impairment loss in 2021, 2022 and 2023, respectively, as the carrying value of the reporting unit is in excess of its fair value for the year ended December 31, 2023.

5.Accounts and notes receivables, net

Accounts and notes receivables are consisted of the following:

	December 31, 2022	December 31, 2023
	RMB	RMB
Notes receivable	505	242
Accounts receivable	80,845	60,668
Less: allowance for doubtful accounts	(31,381)	(32,019)
Accounts receivable, net	49,969	28,891

The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2021, 2022 and 2023:

	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Balance at the beginning of the year	23,298	34,969	31,381
Additions/(reversal)	11,671	(892)	1,408
Write-off	—	(2,696)	(770)
Balance at the end of the year	34,969	31,381	32,019

6.Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deductible VAT	1,625	382
Deposits	7,984	6,592
Receivables due from third-party online payment platforms	1,197	640
Staff advances	1,336	1,111
Prepaid promotion expenses	40,295	—
Receivable from borrowers for the guarantee payment to commercial bank	14,857	18,218
Others	11,047	12,318
Less: provisions for prepayment and other current assets	(31,733)	(23,275)
Total prepayment and other current assets, net	46,608	15,986

The Group recognized provisions for prepayment and other current assets of RMB6,125, RMB9,035 and RMB3,360 in 2021, 2022 and 2023, respectively. The Group reversed provisions for prepayment and other current assets of nil, nil and RMB11,818 in 2021, 2022 and 2023, respectively.

7.Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2022	December 31, 2023
	RMB	RMB
Furniture and electronic equipment	5,617	5,531
Vehicles	222	222
Software	1,466	1,466
Leasehold improvement	4,669	4,669
Total property, equipment and software	11,974	11,888
Less: accumulated depreciation and amortization	(10,862)	(10,776)
impairment	(1,112)	(1,112)
Property, equipment and software, net	—	—

Depreciation expenses of property, equipment and software were RMB3,317, RMB2,140 and nil for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment of property, equipment and software were nil, RMB1,112 and nil for the years ended December 31, 2021, 2022 and 2023.

8.Intangible assets, net

The following table presents the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2022	December 31, 2023
	RMB	RMB
Customer relationships	3,300	3,300
Trade names	4,822	4,822
Developed technology	17,833	17,833
Total Intangible assets	25,955	25,955
Less: accumulated amortization	(10,341)	(10,341)
impairment	(15,614)	(15,614)
Intangible assets, net	—	—

Amortization expense was RMB4,128, RMB2,097 and nil for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment of intangible assets were nil, RMB 15,614 and nil for the years ended December 31, 2021, 2022 and 2023.

9.Long- term investments

As of December 31, 2022 and 2023, long-term investments include equity investments in privately held companies. The following table presents the Group’s long-term investments as of the respective balance sheet dates:

	December 31, 2022	December 31, 2023
	RMB	RMB
Equity method investments:
Shanghai Three Drivers Culture Media Co., Limited (“STDC”) (1)	5,383	5,564
Total	5,383	5,564

Notes:

(1) On September 3, 2018, TuanChe Internet invested RMB4,000 in cash for a 40% equity interest in STDC that operates a car media business. On June 30, 2021, the Group made additional investment of RMB2,250 and the ownership in STDC increased to 49%. The Group applies the equity method of accounting to the investment in STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2022 and 2023, the carrying value of equity investment for using equity method were RMB5,383 and RMB5,564, respectively. For the years ended December 31, 2021, 2022 and 2023, the change in profit and loss of equity investment for using equity method were profit of RMB258, RMB26 and RMB181, respectively.

10.Taxation

a)Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong. The Ordinance only allows one entity within a group of “connected entities” to be eligible for the two-tier tax rate benefit. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable. TuanChe Information elected the two-tier profits tax rate for its tax years of 2022 and 2023. TuanChe Information applies the two-tier profits tax rate for its provision for current income and deferred taxes. Other HK subsidiaries of the Company elected 16.5% tax rate.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media. TuanChe Internet and Tuan Yuan have been renewed as a “High and New Technology Enterprise” (“HNTE”) in 2021 for a period of 3 years, are subject to a preferential income tax rate of 15% from 2021 to 2023. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years and renewed in 2022, is subject to a preferential income tax rate of 15% from 2019 to 2024.

Loss before provision for income taxes is attributable to the following geographic locations:

	For the year ended
	December 31,
	2022	2023
PRC	(163,018)	(79,805)
Foreign	(8,923)	(3,166)
Total loss before income taxes	(171,941)	(82,971)

10.Taxation (Continued)

a)Income taxes (Continued)

Income tax (benefit) expense consists of the following:

	For the year ended
	December 31,
	2021	2022	2023
Current income tax expenses	—	—	—
Deferred income tax benefit	—	(5,451)	—
Total	—	(5,451)	—

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the year ended
	December 31,
	2021	2022	2023
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences*	2.6	(12.1)	1.2
Change in valuation allowance	(18.0)	(10.1)	(19.8)
Effect of preferential tax rate	(8.2)	(1.5)	(5.5)
Effect of different tax rates in other jurisdictions (offshore entities)	(1.4)	(1.3)	(0.9)
Change in impairment of intangible assets	—	(3.2)	—
Others	—	—	—
Effective income tax rate	—	(3.2)	—

*Permanent differences in 2022 are mainly due to non-deductible impairment charges.

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2022 and 2023.

	December 31, 2022	December 31, 2023
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	58,723	64,678
Accrued expense and other payables	4,101	3,257
Allowance for doubtful accounts	9,541	10,039
Net operating tax loss carry forwards	73,423	81,539
Total deferred tax assets	145,788	159,513
Less: valuation allowance	(145,788)	(159,513)
Net deferred tax assets	—	—

10.Taxation (Continued)

b)Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of all entities of the Group is more likely than not to be realized. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2021, 2022 and 2023, a RMB134,534, RMB145,788 and RMB159,513 valuation allowance has been established respectively. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The movements of the valuation allowance are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	120,703	134,534	145,788
Allowance made during the year	18,271	16,910	16,392
Reduction due to unrealized NOLs and adjustments	—	(5,656)	(2,667)
Decrease due to disposal of subsidiaries	(4,440)	—	—
Balance at end of year	134,534	145,788	159,513

As of December 31, 2022 and 2023, certain entities of the Group had PRC net operating tax loss carry forwards of RMB333,677 and RMB369,363 respectively. As of December 31, 2022, and 2023, the Company had Hong Kong losses of RMB327 and RMB330 respectively.

As of December 31, 2023, net operating tax loss carry forwards in PRC is expected to expire is as follows:

RMB
Loss expiring in 2024	29,847
Loss expiring in 2025	33,277
Loss expiring in 2026	46,188
Loss expiring in 2027	73,089
Loss expiring in 2028	30,894
Loss expiring in 2029	32,922
Loss expiring in 2030	39,553
Loss expiring in 2031	53,947
Loss expiring in 2032	24,256
Loss expiring in 2033 and after	5,390
369,363

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. The cumulative net operating tax loss in PRC of RMB369,363 can be carried forward for five to ten years, to offset future net profits for income tax purpose. The net operating tax loss will start to expire from 2024 if they are not used. The operating tax loss of RMB330 in Hong Kong can be carried forward without expiration date.

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

As of December 31, 2022 and 2023, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

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

d)Uncertain tax position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2022 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2023, the tax years ended December 31, 2018 through 2022 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2017 through 2022 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

11.Other taxes payable

The following is a summary of other taxes payable as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Withholding individual income taxes for employees	8,593	6,999
VAT payables	15,512	5,186
Others	622	18
Total	24,727	12,203

12.Leases

The Group has operating leases for office spaces and venues for auto shows the Group utilizes under lease arrangements. As of December 31, 2023, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	December 31,	December 31,
	2023	2023
	RMB	US$
ASSETS
Operating lease right-of-use assets	10,238	1,442
Less: impairment	(4,532)	(638)
Operating lease right-of-use assets, net	5,706	804
LIABILITIES
Short-term operating lease liabilities	(4,090)	(576)
Long-term operating lease liabilities	(6,099)	(859)

The lease expenses for the years ended December 31, 2021, 2022 and 2023 were RMB41,377, RMB16,677 and RMB25,139, respectively, which were included in the cost of revenues for auto venue rental and operating expenses. Cash paid for long-term operating lease were RMB6,007, RMB5,569 and RMB4,498 in the years ended December 31, 2021, 2022 and 2023. Impairment loss of operating lease right-of-use assets were nil, RMB3,017 and RMB1,515 for the years ended December 31, 2021, 2022 and 2023.

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases for office spaces and venues for auto shows as of December 31, 2023 is as follows:

	December 31,	December 31,
	2023	2023
	RMB	US$
2024	4,447	626
2025	3,179	448
2026	3,179	448
2027	—	—
2028	—	—
Total lease payments	10,805	1,522
Less: imputed interest	(616)	(87)
Total	10,189	1,435
Current portion	(4,090)	(576)
Non-current portion	(6,099)	(859)

As of December 31, 2023, the Group’s weighted-average remaining lease term was 2.88 years, and weighted-average discount rate was 4.75%.

As of December 31, 2023, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

13.Short-term borrowings

As of December 31, 2022, the Group had RMB3.2 million of short-term borrowings which were obtained in 2022. The borrowings as of December 31, 2022 were fully repaid in 2023. As of December 31, 2023, the Group had RMB15.7 million of short-term borrowings and RMB15.2 million of which were obtained in 2023. The interest expenses were RMB182, RMB162 and RMB313 for the years ended December 31, 2021, 2022 and 2023.The interest was payable on a monthly or quarterly basis and the principal was due upon maturity, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2024-04-17	1,200	3.00%	Industrial &Commercial Bank of China (“ICBC”)
Loan 2	2024-05-08	1,000	2.80%	Industrial &Commercial Bank of China (“ICBC”)
Loan 3	2024-06-12	3,000	4.05%	China CITIC Bank
Loan 4	2024-06-15	2,000	4.02%	Bank of Beijing Zhongguancun Branch
Loan 5	2024-06-12	2,000	4.25%	Bank of Beijing Zhongguancun Branch
Loan 6	2024-09-07	2,000	4.40%	Jiangsu Bank Co., Ltd. Beijing Branch
Loan 7	2024-10-27	3,000	4.00%	China Minsheng Bank Co., Ltd. Beijing Branch
Loan 8	2024-06-21	487	5.40%	Shenzhen Qianhai Weizhong Bank corporation
Loan 9	2024-07-07	1,000	3.70%	Industrial and Commercial Bank of China Limited Shenzhen Futian Branch
Total		15,687

As of December 31, 2023, the loan 1 and 2 are guaranteed by two third parties, and the loan 5 and 6 are guaranteed by CEO, Mr. Wen.

14.Other current liabilities

The following is a summary of other current liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Professional service fee	9,391	6,319
Advertising expense payables	5,893	2,703
Promotional expense payables	1,099	5,862
Others	7,308	5,582
Total	23,691	20,466

15.Long-term borrowings

As of December 31, 2023, the Group had RMB3.0 million of long-term borrowings. The interest was payable on a monthly basis and the principal was due upon maturity. The interest expenses were nil, RMB52 and RMB24 for the years ended December 31, 2021, 2022 and 2023 as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2025-09-27	3,000	3.45%	Bank of China Limited Beijing Xuanwu Branch
Total		3,000

As of December 31, 2023, the loan 1 is guaranteed by a third party.

16.Employee Benefits

The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2021, 2022 and 2023:

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Medical and welfare defined contribution plan	21,075	16,172	11,688
Other employee benefits	915	87	45
Total	21,990	16,259	11,733

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

For years ended December 31, 2021, 2022 and 2023, the Company has granted 1,390,000, 1,500,000 and 20,900,000 restricted shares to its employees. The total fair value of RMB1.4 million, RMB2.2 million and RMB5.4 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

17.Share-based Compensation (Continued)

Description of stock option plan and Share option replacement (Continued)

A summary of the restricted shares activities is presented below:

	Number of restricted	Weighted-Average
	shares	Grant-Date Fair Value
		US$
Outstanding as of December 31, 2021	6,034,250	0.527
Granted	1,500,000	0.209
Forfeit	(312,000)	0.431
Vested	(3,648,500)	0.474
Outstanding as of December 31, 2022	3,573,750	0.457
Granted	20,900,000	0.037
Vested	(20,593,750)	0.087
Outstanding as of December 31, 2023	3,880,000	0.155

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB9.8 million, RMB10.3 million and RMB9.5 million, respectively.

As of December 31, 2023, there was RMB2.3 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.21 years.

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

The Company determined that the Pre-Funded Warrant meet the requirements for equity classification. The Pre-Funded warrants were recorded at their fair value on the date of issuance as a component of total equity. In addition, since these Pre-Funded warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the consolidated financial statements and earnings per share calculations. 1,000,000 pre-funded warrants had been exercised on January 30, 2024.

Warrant

On November 23, 2022, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. The Warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant was RMB4.0 million and no warrants were exercised as of December 31, 2023.

19.Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, the potential ordinary shares including unvested restricted shares of 6,034,250, 3,573,750 and 3,880,000 were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Effective on January 26, 2024, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31
	2021	2022	2023
Numerator :
Net loss attributable to TuanChe Limited’s shareholders	(101,945)	(166,490)	(82,971)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	306,792,324	319,539,180	406,802,365
Basic and diluted net loss per share attributable to TuanChe Limited’s shareholders	(0.33)	(0.52)	(0.20)

20.Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

21.Related party transactions and balance

In 2021, 2022 and 2023, the Company entered into outsourcing service agreements with STDC. The outsourcing service expenses provided by STDC for the Company is RMB2,721, RMB1,526 and RMB3,974 for the years ended December 31, 2021, 2022 and 2023, respectively. In 2022 and 2023, the Company entered into promotion service agreements with STDC, under which the promotion service expenses provided by the Company for STDC is RMB1,415 and RMB963 for the years ended December 31, 2022 and 2023. The prepayment balance is RMB248 and RMB1,125 as for December 31, 2022 and 2023.

In 2023, the Company provided RMB12,591 to CEO, Mr. Wen, who assisted business development with third parties on behalf of the Group and RMB12,461 has been repaid by CEO within 2023. The other payable balance due to CEO is RMB130 and nil as of December 31, 2022 and 2023, respectively.

On November 22, 2023, the company received RMB1,500 from COO Mr. Hui Yuan’s spouse as loan with an interest rate of 3.45% for one year. The loan payable balance due to Mr. Hui Yuan’s spouse is nil and RMB1,500 as of December 31, 2022 and 2023, respectively.

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

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company’s warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2023.

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2022 and 2023:

	For the year ended December 31,
	2022			2023
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Warrant liability	—	—	24,376	—	—	3,952	557

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	As of November 23, 2022	As of December 31, 2022	As of December 31, 2023
Expiration of warrant (years)	5	4.9	3.9
Fair market value per share (US$)	1.17	0.84	0.20
Exercise price (US$)	2.75	2.75	2.75
Risk-free rate	3.96%	4.05%	3.92%
Dividend yield	—	—	—
Standard derivation in the value of stock	132.3%	131.2%	132.8%

The following table summarizes the activities related to fair value of the warrants:

	For the Year Ended December 31,
	2022	2023
	RMB	RMB
Fair value of warrants at beginning of the year (Level 3)	—	24,376
Issuances	36,838	—
Change in fair value	(11,219)	(20,732)
Effect of exchange rate changes	(1,243)	308
Fair value of warrants at end of the year (Level 3)	24,376	3,952

23.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6,743 as of December 31, 2023 including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

24.Additional Information – Condensed Financial Information of the Parent Company

Condensed statements of operations and comprehensive loss:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing expenses	(9)	—	—	—
General and administrative expenses	(6,701)	(20,637)	(24,540)	(3,456)
Total operating expenses	(6,710)	(20,637)	(24,540)	(3,456)
Interest income/(expenses), net	311	(20)	146	21
Change in fair value of warrant liability	—	11,219	20,732	2,920
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(96,058)	(157,586)	(77,289)	(11,242)
Others, net	512	534	502	70
Net loss	(101,945)	(166,490)	(80,449)	(11,687)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(1,603)	(1,008)	125	18
Total comprehensive loss attributable to TuanChe Limited’s ordinary shareholders	(103,548)	(167,498)	(80,324)	(11,669)

24.Additional Information – Condensed Financial Information of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	57,168	3,004	423
Prepayment and other current assets	5,712	9,797	1,380
Receivables due from subsidiaries, VIEs and subsidiaries of VIEs	121,957	135,144	19,035
Total current assets	184,837	147,945	20,838
Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(53,080)	(113,494)	(15,985)
Total non-current assets	(53,080)	(113,494)	(15,985)
TOTAL ASSETS	131,757	34,451	4,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other taxes payable	6,643	6,755	951
Other current liabilities	4,752	1,519	214
Payables due to subsidiaries, VIEs and subsidiaries of VIEs	2,710	2,741	386
Total current liabilities	14,105	11,015	1,551
Non-current liabilities:
Warrant liability	24,376	3,952	557
Other non-current liabilities	492	—	—
Total non-current liabilities	24,868	3,952	557
TOTAL LIABILITIES	38,973	14,967	2,108
SHAREHOLDERS’ EQUITY
Class A ordinary shares	235	236	33
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(6,463)
Additional paid-in capital	1,296,951	1,306,496	184,016
Accumulated loss	(1,150,135)	(1,233,106)	(173,679)
Accumulated other comprehensive loss	(8,416)	(8,291)	(1,167)
TOTAL SHAREHOLDERS’ EQUITY	92,784	19,484	2,745
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,757	34,451	4,853

24.Additional Information – Condensed Financial Information of the Parent Company (Continued)

Condensed statements of cash flows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(10,358)	(22,570)	4,075	574
Cash flows from investing activities:
Cash paid for investments in subsidiaries, VIEs and subsidiaries of VIEs	(38,387)	(56,566)	(59,263)	(8,347)
Cash received from maturity of time deposits	45,674	—	—	—
Net cash generated from/ (used in) investing activities	7,287	(56,566)	(59,263)	(8,347)
Cash flows from financing activities:
Proceeds of offering, net of issuance costs	—	93,526	—	—
Net cash generated from financing activities	—	93,526	—	—
Effect of exchange rate changes on cash and cash equivalents	(1,619)	967	1,024	144
Net (decrease)/increase in cash and cash equivalents	(4,690)	15,357	(54,164)	(7,629)
Cash and cash equivalents at the beginning of year	46,501	41,811	57,168	8,052
Cash and cash equivalents at the end of year	41,811	57,168	3,004	423

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

25.Subsequent event

The Group evaluated subsequent events through March 28, 2024, the date on which the consolidated financial statements were issued, the Group did not identify any subsequent events that require recognition and disclosure in the consolidated financial statements.