Form 20-F
period 2024-12-31
Token Cat Ltd
filed 2025-03-28
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to___________

Commission file number: 001-38737

Token Cat Limited

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

Class A ordinary shares, par value US$0.0001 each	707,460,523 shares issued; 705,829,791 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents 240 Class A ordinary shares;

●	“auto dealer(s)” refers to both franchised dealers and secondary dealers;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;

●	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;

●	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;

●	“NEV” refers to new energy vehicles;

●	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd. and/or Haina Shuke (Beijing) Technology Co., Ltd. (formerly known as Tansuojixian Technology (Beijing) Co., Ltd.), and their respective subsidiaries, as the context requires; and

●	“we,” “us,” “our,” “our company,” or “Token Cat” refers to Token Cat Limited and its subsidiaries.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2022, 2023 and 2024 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by iResearch in 2018, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Token Cat Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. We carry out our value-added telecommunications business in China through our subsidiaries in China, the VIEs, and their subsidiaries. We, through TuanYuan, Sangu Maolu and Chema Beijing, our wholly owned subsidiaries in China (“WFOEs”), entered into a series of contractual arrangements with the VIEs, TuanChe Internet, Drive New Media, Internet Drive Technology and Haina Shuke (formerly known as Tansuojixian Beijing), and their respective shareholders. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications services set out in the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) (the “Negative List (2024 Version)”), promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”), in China. Our contractual arrangements with the VIEs enable us to (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we operate our value-added communications business in China through the VIEs and their subsidiaries, and we could receive the economic rights and exercise significant influence on the VIEs’ business operations that results in consolidation of the VIEs’ operations and financial results into our financial statements through the contractual arrangements, provided that we meet the conditions for consolidation under U.S. GAAP. The VIE structure is used to replicate foreign investment in China-based companies where the PRC laws restrict direct foreign investment in the operating companies. Our contractual arrangements with the VIEs are not equivalent of an investment in the VIEs. Neither we nor our subsidiaries own any share in the VIEs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. Because of our corporate structure, we are subject to risks due to the interpretation and the application of the current PRC laws and regulations or new PRC laws and regulations promulgated in the future, including but not limited to limitation on foreign ownership of value-added telecommunications service companies, and the PRC regulatory authorities may revoke the operating licenses of the VIEs, or require us to restructure our ownership structure or operation, if they found our contractual arrangements do not comply with the limitations on foreign ownership. Our contractual agreements may not be effective in providing control over the VIEs. We may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission, if we fail to comply with their rules and regulations. In 2022, 2023 and 2024, our PRC subsidiaries received cash of nil, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2022, 2023 and 2024, our PRC subsidiaries paid cash of nil, nil and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. A China-based company shall comply with applicable laws, regulations and regulatory requirements including without limitations, offshore offerings and cybersecurity and data privacy. We may need to make material changes in our operations to comply with those requirements and/or the value of the ADSs might be affected. PRC government’s certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and in this nature may result in adverse effect on the value of such securities and cause the value of such securities to significantly decline or be worthless. The business of us and the VIEs shall also be conducted in compliance with applicable regulatory requirements of the PRC government and our operations or the development of the value-added telecommunications service may be affected if further regulatory requirements are promulgated or enacted. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may result in adverse effect and/or cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by our current auditor, JWF Assurance PAC (“JWF”), an independent registered public accounting firm headquartered in Singapore that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 and 2022 have been audited by our previous auditor, Marcum Asia CPAs LLP (“Marcum Asia”), an independent registered public accounting firm headquartered in New York that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021.We have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (the “HFCA Act”), as of the date of this annual report. On August 26, 2022, the CSRC, MOFCOM, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

Token Cat Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiaries and the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our subsidiaries and the VIEs in China when needed.

The following table sets forth the respective revenue contributions of (1) the VIEs and (2) Token Cat Limited (the “Parent”) and our subsidiaries for the periods indicated both in absolute amount and as a percentage of total revenues.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
The VIEs	95,382	52.1	68,167	42.0	50,152	6,871	102.0
Parent and our subsidiaries	87,806	47.9	94,200	58.0	(976)	(134)	(2.0)
Total revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0

The following table sets forth the respective asset contributions of (1) the VIEs and (2) Parent and our subsidiaries as of the date indicated both in absolute amount and as a percentage of total assets.

	As of December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
The VIEs	181,215	77.0	163,789	137.2	142,595	19,535	323.0
Parent and our subsidiaries	54,054	23.0	(44,441)	(37.2)	(98,452)	(13,487)	(223.0)
Total assets	235,269	100.0	119,348	100.0	44,143	6,048	100.0

Financial Information Related to the VIEs

The following table presents the consolidated balance sheet information relating to Token Cat Limited (the “Parent”), the VIEs and the non-variable interest entities as of December 31, 2023 and 2024.

	As of December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	3,004	3,987	8,991	11	—	15,993
Amount due from the subsidiaries of the Group	135,144	123,349	147,176	10,437	(416,106)	—
Other current assets	9,797	30,622	5,510	73	—	46,002
Total current assets	147,945	157,958	161,677	10,521	(416,106)	61,995
Long-term investments	—	5,564	—	—	—	5,564
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(113,494)	—	—	740,047	(626,553)	—
Operating lease right-of-use assets, net	—	267	5,439	—	—	5,706
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(113,494)	5,831	51,522	740,047	(626,553)	57,353
Total assets	34,451	163,789	213,199	750,568	(1,042,659)	119,348
Accounts payable	—	838	9,568	—	—	10,406
Amount due to the subsidiaries of the Group	2,741	250,341	223,158	14,011	(490,251)	—
Short-term borrowings	—	14,487	1,200	—	—	15,687
Short-term operating lease liabilities	—	659	3,431	—	—	4,090
Other current liabilities	8,274	28,659	19,647	1	—	56,581
Total current liabilities	11,015	294,984	257,004	14,012	(490,251)	86,764
Long-term borrowings	—	3,000	—	—	—	3,000
Warrant liability	3,952	—	—	—	—	3,952
Lease liabilities, non-current	—	—	6,099	—	—	6,099
Other non-current liabilities	—	49	—	—	—	49
Total non-current liabilities	3,952	3,049	6,099	—	—	13,100
Total liabilities	14,967	298,033	263,103	14,012	(490,251)	99,864
Total equity/(deficit)	19,484	(134,244)	(49,904)	736,556	(552,408)	19,484

	As of December 31, 2024
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	257	1,178	4,551	4,354	—	10,340
Amount due from the subsidiaries of the Group	143,044	122,613	130,706	16,424	(412,787)	—
Other current assets	—	12,708	14,926	73	—	27,707
Total current assets	143,301	136,499	150,183	20,851	(412,787)	38,047
Long-term investments	—	6,096	—	—	—	6,096
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(205,108)	—	—	750,987	(545,879)	—
Operating lease right-of-use assets, net	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—
Other non-current assets	—	—	—	—	—	—
Total non-current assets	(205,108)	6,096	—	750,987	(545,879)	6,096
Total assets	(61,807)	142,595	150,183	771,838	(958,666)	44,143
Accounts payable		5,332	8,543	—	—	13,875
Amount due to the subsidiaries of the Group	3,015	231,968	144,121	24,533	(403,637)	—
Short-term borrowings	—	19,734	12,000	—	—	31,734
Short-term operating lease liabilities	—	—	3,378	—	—	3,378
Other current liabilities	7,429	23,266	19,935	3,415	—	54,045
Total current liabilities	10,444	280,300	187,977	27,948	(403,637)	103,032
Long-term borrowings	—	10,000	—	—	—	10,000
Warrant liability	68,556	—	—	—	—	68,556
Lease liabilities, non-current	—	—	3,362	—	—	3,362
Other non-current liabilities	—	—	—	—	—	—
Total non-current liabilities	68,556	10,000	3,362	—	—	81,918
Total liabilities	79,000	290,300	191,339	27,948	(403,637)	184,950
Total equity/(deficit)	(140,807)	(147,705)	(41,156)	743,890	(555,029)	(140,807)

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the years ended December 31, 2022, 2023 and 2024.

Consolidated statements of operations and comprehensive (loss)/income data

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	95,382	92,687	4,477	(9,358)	183,188
Cost of revenues	—	(5,741)	(64,796)	—	—	(70,537)
Operating expenses	(20,637)	(58,561)	(154,474)	(7,632)	9,358	(231,946)
(Loss)/ income from operations	(20,637)	31,080	(126,583)	(3,155)	—	(119,295)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(157,587)	—	—	—	157,587	—
Other income/ (expenses), net	11,734	(16,756)	(48,152)	528	—	(52,646)
Income tax expense	—	5,451	—	—	—	5,451
Net (loss)/ income	(166,490)	19,775	(174,735)	(2,627)	157,587	(166,490)

	Year Ended December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	68,167	98,869	—	(4,669)	162,367
Cost of revenues	—	(14,255)	(54,687)	—	—	(68,942)
Operating expenses	(24,540)	(69,561)	(124,979)	(41)	4,669	(214,452)
Loss from operations	(24,540)	(15,649)	(80,797)	(41)	—	(121,027)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(79,811)	—	—	—	79,811	—
Other income, net	21,380	15,231	1,446	(1)	—	38,056
Net (loss)/ income	(82,971)	(418)	(79,351)	(42)	79,811	(82,971)

	Year Ended December 31, 2024
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	50,152	10,247	—	(11,223)	49,176
Cost of revenues	—	(17,152)	(7,359)	—	8,915	(15,596)
Operating expenses	(32,861)	(46,871)	(41,371)	(4,725)	2,308	(123,520)
Loss from operations	(32,861)	(13,871)	(38,483)	(4,725)	—	(89,940)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(98,435)	—	—	—	98,435	—
Other income, net	(56,695)	1,519	(42,875)	—	—	(98,051)
Net (loss)/ income	(187,991)	(12,352)	(81,358)	(4,725)	98,435	(187,991)

Consolidated cash flow information

	Year Ended December 31, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(22,570)	2,483	(83,193)	(6,399)	—	(109,679)
Net cash used in investing activities	(56,566)	—	(212)	(56,565)	113,131	(212)
Net cash provided by (used in) financing activities	93,526	(1,285)	55,566	56,565	(113,131)	91,241
Effect of exchange rate changes	967	—	(2,772)	—	—	(1,805)
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,357	1,198	(30,611)	(6,399)	—	(20,455)

	Year Ended December 31, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash provided by (used in) operating activities	4,075	(15,357)	(63,583)	(27)	—	(74,892)
Net cash used in investing activities	(59,263)	—	—	(56,565)	115,828	—
Net cash provided by financing activities	—	13,172	60,063	56,565	(115,828)	13,972
Effect of exchange rate changes	1,024	—	(954)	—	—	70
Net decrease in cash, cash equivalents and restricted cash	(54,164)	(2,185)	(4,474)	(27)	—	(60,850)

	Year Ended December 31, 2024
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in) provided by operating activities	(9,860)	(22,167)	(7,038)	4,343	—	(34,722)
Net cash used in investing activities	—	—	(19)	—	—	(19)
Net cash provided by financing activities	7,112	19,358	3,689	—	—	30,159
Effect of exchange rate changes	1	—	(1,072)	—	—	(1,071)
Net decrease in cash, cash equivalents and restricted cash	(2,747)	(2,809)	(4,440)	4,343	—	(5,653)

Cash Flows through Our Organization

Token Cat Limited is a holding company with no material operations of its own. We currently conduct our operations through our WFOEs, the VIEs and their respective subsidiaries. Cash is transferred through our organization in the manner as follows: (1) we may transfer funds to our WFOEs through our Hong Kong subsidiary, TuanChe Information Limited, by additional capital contributions or shareholder loans, as the case may be; (2) our subsidiaries in China may provide loans to the VIEs, subject to statutory limits and restrictions; (3) the VIEs may pay service fees to our subsidiaries in China for services rendered by our subsidiaries in China; (4) our subsidiaries in China may pay service fees to the VIEs for services rendered by the VIEs; and (5) our subsidiaries in China may make dividends or other distributions to us through TuanChe Information Limited. We do not have cash management policies dictating how funds are transferred throughout our organization. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. If we intend to distribute dividends through Token Cat Limited, our WFOEs will transfer the dividends to TuanChe Information Limited in accordance with the laws and regulations of the PRC, and then TuanChe Information Limited will transfer the dividends to Token Cat Limited, and the dividends will be distributed from Token Cat Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

In 2022, 2023 and 2024, our PRC subsidiaries received cash of nil, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2022, 2023 and 2024, our PRC subsidiaries paid cash of nil, nil, and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries. The foregoing cash flows include all distributions and transfers between our Cayman Islands holding company, our subsidiaries and the VIEs as of the date of this annual report.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We and the VIEs have obtained all licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ business operations of offline marketing services and online marketing services, except that we and/or the VIEs may need to obtain certain permits each time before we and/or the VIEs hold an offline event. We and the VIEs did not obtain requisite permits for the provision of certain livestreaming services when provided at a preliminary stage. As of the date of this annual report, we and the VIEs have taken measures to rectify such defect by entering into collaboration arrangements with the operators of livestreaming platforms holding the requisite permits, and we have not received any inquiry or investigation from any PRC government authority regarding such service provision. As of the date of this annual report, except as disclosed above and in “-D. Risk Factors-Risks Related to Our Business and Industry-Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct our business” in this annual report, we and the VIEs have obtained all licenses, permits or approvals to conduct our and the VIEs’ business. As of the date of this annual report, TuanChe Internet Information Service (Beijing) Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2028, Shenzhen Drive New Media Co., Ltd. has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2029, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. Under PRC laws and regulations, we and the VIEs are required to obtain and maintain the aforementioned licenses, permits and approvals in order to conduct and operate our and the VIEs’ business. In addition, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities would consider multiple factors in enforcing the license requirements. In addition, if relevant PRC government authorities determine that we or the VIEs are operating our offline events without proper licenses or permits or impose additional restrictions on the operation of any of our offline events, we and the VIEs might be subject to administration penalties, such as fines, confiscation of income, additional restrictions and force discontinuation of our offline events, which may materially and adversely affect our and the VIEs’ business, results of operations and financial condition. As of the date of this annual report, we and the VIEs have not been denied application for any permits or licenses required for our and the VIEs’ business operations and the offline events we and the VIEs have held. As of the date of this annual report, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events. See “-D. Risk Factors-Risks Related to Our Business and Industry-Our and the VIEs’ failure to obtain necessary permits for offline events may subject us and the VIEs to penalties and adversely affect our business, results of operations, and financial condition.” However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements in the relevant jurisdictions in the future. We cannot assure you that we or the VIEs will be able to satisfy such regulatory requirements, and as a result, we or the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we or the VIEs fail to do so, we or the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. In addition, if we, our subsidiaries or the VIEs inadvertently conclude that other permissions and approvals, including those from the CAC or the CSRC, are not required or applicable laws, regulations or interpretations change and we, our subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we, our subsidiaries’ and the VIEs’ operations in China may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of our subsidiaries’ and the VIEs’ licenses and suspension of their respective business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, litigation or adverse publicity, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies. For more details, see “Risk Factors - Risks Related to Our Business and Industry - We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies.” on page 10 of this annual report.

●	Our and the VIEs’ business is substantially dependent on our and the VIEs’ collaboration with industry customers, including automakers, auto dealers, and automotive service providers, and our and the VIEs’ agreements with them typically do not contain long-term contractual commitments. For more details, see “Risk Factors - Risks Related to Our Business and Industry - We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies.” on page 10 of this annual report.

●	If we and the VIEs fail to attract and retain automobile consumers, our and the VIEs’ business and results of operations may be materially and adversely affected. For more details, see “Risk Factors - Risks Related to Our Business and Industry - If we and the VIEs fail to attract and retain automobile consumers, our and the VIEs’ business and results of operations may be materially and adversely affected.” on page 11 of this annual report.

●	We have a limited track record in operating in the NEV industry, which makes it difficult to evaluate our business and growth prospects. For more details, see “Risk Factors - Risks Related to Our Business and Industry We have a limited track record in operating in the NEV industry, which makes it difficult to evaluate our business and growth prospects.” on page 11 of this annual report.

●	We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile. For more details, see “Risk Factors - We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile.” on page 11 of this annual report.

●	Our successful expansion into the NEV industry largely depends on our ability to develop, manufacture and deliver NEVs of high quality, safety, reliability and consumer appeal, on schedule and at a large scale. For more details, see “Risk Factors - We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile.” on page 12 of this annual report.

●	We and the VIEs have incurred net losses in the past and may incur losses again in the future. For more details, see “Risk Factors - We may face intense competition in China’s NEV market, and demand for NEVs may be cyclical and volatile.” on page 12 of this annual report.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. For more details, see “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.”

●	The interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations are still evolving. For more details, see “Risk Factors — Risks Related to Our Corporate Structure — The interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations are still evolving.” on page 30 of this annual report.

●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business. For more details, see “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business.” on page 31 of this annual report.

●	We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding. For more details, see “Risk Factors — Risks Related to Our Corporate Structure — We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding. For more details.” on page 32 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China— Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities.” on page 35 of this annual report.

●	There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us and the VIEs. For more details, see “Risk Factors — Risks Related to Doing Business in China —There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us and the VIEs.” on page 36 of this annual report.

●	The PRC government may exert substantial influence and certain administrative requirements over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change from time to time. The PRC government’s certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers, and foreign investments may cause us to make material changes to the operations of our subsidiaries in mainland China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to decline. For more details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government may exert substantial influence and certain administrative requirements over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change from time to time. The PRC government’s certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers, and foreign investments may cause us to make material changes to the operations of our subsidiaries in mainland China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to decline.” on page 36 of this annual report.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with an offshore offering and the subsequent offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with an offshore offering and the subsequent offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” on page 37 of this annual report.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders. For more details, see “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.” on page 39 of this annual report.

Risks Related to Our Securities, including the ADSs

●	Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.” on page 39 of this annual report.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs— The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.” on page 50 of this annual report.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs — Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.” on page 51 of this annual report.

●	Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs— Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.” on page 51 of this annual report.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs— If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.” on page 51 of this annual report.

●	Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of the ADSs. For more details, see “Risk Factors — Risks Related to Our Securities, including the ADSs— Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of the ADSs.” on page 52 of this annual report.

Risks Related to Our Business and Industry

We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies.

We rely on China’s automotive industry for our net revenues and future growth. We and the VIEs benefited greatly from the rapid growth of China’s automotive industry in the past. However, the prospects of China’s automotive industry are subject to many factors, including those relating to general economic conditions, the urbanization rate of population and the cost of automobiles, and applicable government policies. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities in China have issued regulations to limit the number of new passenger car license plates issued each year starting from 2010. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities to further restrict the number of automobiles. Since 2010, the Beijing municipal government has issued the interim regulations, which were amended from time to time, to control the quantity of small passenger cars in the city. Pursuant to the latest Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing and the Implementing Rules of the Interim Provisions of Quantity Adjustment and Control for Small Passenger Cars in Beijing (Revised in 2020), both of which came into force on January 1, 2021, the city imposes an annual quota on the issuance of new vehicle registration plates. The annual car license plate quota in 2024 has been further reduced to 100,000, down from 150,000 in 2017. Some other cities in China, including Tianjin, Hangzhou, and Shenzhen, have also implemented certain interim provisions to control the quantity of small cars in the cities. Such regulatory developments, as well as other factors, may affect the growth prospects of China’s automotive industry, and in turn influence consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our and the VIEs’ business, financial condition and results of operations could be materially and adversely affected.

Our and the VIEs’ business is substantially dependent on our and the VIEs’ collaboration with industry customers, including automakers, auto dealers, and automotive service providers, and our and the VIEs’ agreements with them typically do not contain long-term contractual commitments.

Our and the VIEs’ business is substantially dependent on collaboration with automakers, auto dealers and automotive service providers. We and the VIEs’ generally enter into cooperation agreements with them (1) on an ad-hoc basis for a particular auto show or special promotion event or (2) for a stipulated term of up to one year, and our and the VIEs’ agreements do not impose any contractual obligations requiring them to maintain their relationships with us or the VIEs beyond the completion of each such event we and the VIEs organize or beyond the contractual term. Accordingly, there is no guarantee of future cooperation after the event and there is no assurance that we and the VIEs can maintain stable and long-term business relationships with any such industry customers. If a significant number of our and the VIEs’ industry customers terminate or do not renew their agreements with us or the VIEs and we and the VIEs are not able to replace these business partners on commercially reasonable terms in a timely manner, or at all, our and the VIEs business, results of operations and financial condition would be materially and adversely affected.

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

China’s NEV market is intensely competitive. We will compete with both local and international competitors, established companies and potential new entrants. If we successfully execute our plan to expand into the NEV market, we will directly compete with other NEV companies, which include electric vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles, and we may also face competition from new and well-funded entrants, which will increase the level of competition we face. In addition, potential volatility in the NEV industry may materially and adversely affect our business, prospects, operating results and financial condition. Our and other competitors’ sales volume of NEVs in China may not grow at the rate that we expect, or at all. Demand for NEVs could be volatile, depending to a large extent on general economic, political and social conditions in a given market and the introduction of new vehicles and technologies. We have fewer financial resources than more established automakers to withstand changes in the market and disruptions in demand. Demand for NEVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and maintaining automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. These factors may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional automakers.

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

We and the VIEs commenced business operations in 2010, and only began to generate significant net revenues in 2012 from group-purchase facilitation business. Our net revenues were RMB183.2 million, RMB162.4 million and RMB49.2 million (US$6.7 million) in 2022, 2023 and 2024, respectively. We and the VIEs may fail to recapture a sustainable growth rate, which may continue to decrease in the future. We experienced net loss attributable to our shareholders of RMB166.5 million, RMB83.0 million and RMB188.0 million (US$25.8 million) in 2022, 2023 and 2024, respectively. See “Financial Information-A. Consolidated Statements and Other Financial Information” in annual report.

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

In June 2018, our directors approved the 2018 Share Incentive Plan (the “2018 Plan”), pursuant to which up to 38,723,321 Class A ordinary shares may be granted to our employees, directors and consultants. As of the date of this annual report, there were 38,723,321 restricted shares issued and granted under the 2018 Plan. In March 2023, our directors approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which 169,172,564 Class A ordinary shares have been reserved for future issuance to our employees, directors and consultants, representing 43.0% of our total issued and outstanding Class A ordinary shares as of December 31, 2022. As of the date of this annual report, there were 169,172,480 restricted Class A ordinary shares issued and granted under the 2023 Plan, which could further significantly dilute our existing shareholders. We may adopt new share incentive plans to permit the grants of additional equity-based awards, especially in light of our recent endeavor to explore the NEV industry. We believe the grants of equity-based awards are important to our ability to attract, retain and motivate our employees. Any future grants of equity-based awards may dilute our existing shareholders and cause the value in their investment to decline. Additionally, we may incur substantial share-based compensation expenses in connection with such grants, which may materially and adversely affect our business, results of operations and financial condition.

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

Under PRC laws and regulations, we and the VIEs may be required to obtain certain permits each time before we and the VIEs hold an offline event, including a security permit to organize large-scale mass activities and a permit for temporary occupation of urban roads, depending on the estimated number of participants and the need to temporarily occupy public roads. See “Business Overview-Regulation-Regulations Relating to Security Administration of Large-scale Mass Activities and Temporary Urban Road Occupation” in this annual report. Although we and the VIEs have endeavored and will continue to endeavor to obtain all necessary permits according to our and the VIEs’ estimate of the condition of each specific event, we cannot assure you that we and the VIEs have been or will continue to be in full compliance with the licensing requirements for all the offline events we and the VIEs have held or will hold because the regulatory practices with respect to an offline event vary among different regions and the local authorities would consider multiple factors in enforcing the licensing requirements. In addition, the licensing requirements in China are constantly evolving, and we and the VIEs may be subject to more stringent regulatory requirements in the future. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to obtain the necessary permits for each of our offline events in a timely manner in the future. If relevant PRC government authorities determine that we and the VIEs are operating offline events without proper licenses or permits or impose additional restrictions on the operation of any of the offline events, we and the VIEs might be subject to administrative penalties, such as fines, confiscation of income, additional restrictions and forced discontinuation of the offline events, which may materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, except as disclosed above, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

Relevant government authorities may suspend our and the VIEs’ offline events due to various reasons beyond our and the VIEs’ control.

Even if we and the VIEs have obtained all prerequisite permits, our and the VIEs’ scheduled offline events may be suspended in certain circumstances due to a variety of reasons beyond our and the VIEs’ control. For example, two weeks prior to an auto show in April 2018 in Beijing National Stadium, the local public security authority demanded that the VIEs suspend the auto show for one morning, even though the VIEs had already obtained the required approvals. Under such circumstances, we and the VIEs usually negotiate with industry customers to reschedule the auto show. In addition, the local police security authorities may prevent other consumers from entering our and the VIEs’ auto shows and impose administrative penalties on us and the VIEs if the visitor flow exceeds the prescribed limit. Such suspensions, re-scheduling and restrictions without advance notice might adversely affect the sales volumes of our and the VIEs’ industry customers, which in turn could discourage them from participating in our and the VIEs’ future events and materially and adversely affect our and the VIEs’ business, results of operations, and financial condition. As of the date of this annual report, except as disclosed above, we and the VIEs have obtained requisite licenses in full compliance with applicable laws and regulations for offline events held, and we and the VIEs have not received any inquiry or investigation from any PRC government authority regarding non-compliance of the offline events.

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

However, we could continue to experience a future slump in the demand for automobiles, due to various factors such as the impact of COVID-19 and macroeconomic environment. In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size in 2021, 2022 and 2023. As the COVID-19 pandemic has been largely contained, our and the VIEs’ daily operation has been mostly back to normal with necessary pandemic prevention measures in place. However, any regional outbreak of COVID-19 may still subject our and the VIEs’ business, results of operations, financial condition and cash flows to uncertainties, and we and the VIEs may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate, which may result in labor disputes and have a material adverse effect on our and the VIEs’ business, results of operations and financial condition.

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

We and the VIEs have historically experienced rapid growth in our and the VIEs’ auto shows and other offline events nationwide. Our net revenues increased significantly from RMB280.7 million in 2017 to RMB651.0 million in 2018, and remained stable at RMB644.8 million in 2019. Our net revenue decreased to RMB330.2 million in 2020. We were not able to sustain this level of growth in 2020 due to the impact of COVID-19 that led to cancellation of most of our and the VIEs’ auto shows and offline events. Our revenue increased to RMB357.6 million in 2021, primarily due to our continuous and expanded collaboration with a commercial bank for our referral services. Our net revenues then decreased by 48.8% from RMB357.6 million in 2021 to RMB183.2 million in 2022, primarily due to a reduced number of offline activities as a result of tightened government restrictions in response to regional COVID-19 outbreak. Our net revenues then decreased by 11.4% from RMB183.2 million in 2022 to RMB162.4 million in 2023, primarily due to the cessation of the referral services since April 1, 2022. Our net revenues then decreased by 69.7% from RMB162.4 million in 2023 to RMB49.2 million (US$6.7 million) in 2024, primarily due to changes in business structure and business model. We may not be able to achieve business and revenue growth in the future due to a number of factors, including, among others, our and the VIEs’ ability to retain and expand industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, integrate, develop, motivate and manage an increasing number of employees, control expenses and acquire the resources for future growth as well as macroeconomic factors that are beyond our and the VIEs’ control, such as the global chip shortage. If our and the VIEs’ operational capabilities fall behind, the quality of our and the VIEs’ services and efficiency of operations could suffer, which could harm our and the VIEs’ brand, results of operations and overall business.

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

The consolidated financial statements included in this annual report were prepared on a going-concern basis, which assumes that we will continue to operate in the future in the normal course of business. We have incurred recurring operating losses since our inception, including net losses of RMB166.5 million, RMB83.0 million and RMB188.0 million (US$25.8 million) in 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB109.7 million, RMB74.9 million and RMB34.7 million (US$4.8 million) in 2022, 2023 and 2024, respectively. Accumulated deficit was RMB1,233.1 million and RMB1,421.1 million (US$194.7 million) as of December 31, 2023 and 2024. As of December 31, 2023 and 2024, we had cash and cash equivalents of RMB9.6 million and RMB6.3 million (US$0.9 million), respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

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

Our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2024. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the ADSs, have an adverse impact on our and the VIEs’ relationship with third parties with whom we and the VIEs do business, including our and the VIEs’ customers, vendors and employees, and could make it challenging and difficult for us and the VIEs to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our and the VIEs’ business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 of the financial statements included in this report and the discussion included in “B. Liquidity and Capital Resources-Liquidity and Capital Resources.”

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

A severe and prolonged downturn in the Chinese or global economy, including a significant decrease in consumer confidence, may materially and adversely affect our and the VIEs’ business, financial condition and results of operations.

COVID-19 had a severe and negative on the Chinese and global economy from 2020 through 2022, and the global macroeconomic environment still face numerous challenges. The growth rate of the Chinese economy has been slowing since 2020 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and as a result, our and the VIEs’ industry customers may also defer, reduce or cancel purchasing our and the VIEs’ services. In addition, normal economic activities in China, including production, transportation and sales of automobiles, may be disrupted if there is any regional outbreak of COVID-19. The spread of the COVID-19 pandemic throughout the world has also materially and adversely affected the supply chain of China’s automobile industry, as well as the business, results of operations, financial condition and liquidity of major market players in this industry, including automakers and auto dealers, from whom we generate a substantial portion of our net revenues. To the extent any fluctuations in the Chinese and global economy significantly affect the demand from automakers or auto dealers for our and the VIEs’ services or change the spending habits of automobile consumers, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected. See “-Our and the VIEs’ business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We and the VIEs organized auto shows in 76, 81 and 47 cities across China in 2022, 2023 and 2024, and we had sales representatives located in 83, 79 and 47 cities as of December 31, 2022, 2023 and 2024, respectively. We and the VIEs plan to expand our and the VIEs’ operations to more cities and counties in China. Geographic expansion is particularly important for us and the VIEs to acquire more industry customers, whose operations are usually localized and spread out in the regions they serve. Nonetheless, expansion into new geographical markets imposes additional burdens on our and the VIEs’ sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our and the VIEs’ experience in the markets in which we and the VIEs currently operate may not be applicable in other parts of China. As a result, we and the VIEs may not be able to leverage our and the VIEs’ experience when entering into new markets in China. If we and the VIEs are unable to manage expansion efforts effectively, if such expansion efforts take longer than planned or if costs for these efforts exceed expectations, our and the VIEs’ business, results of operations, and financial condition may be materially and adversely affected.

We and the VIEs may be subject to administrative penalties if we and the VIEs fail to register our and the VIEs’ premises as branches.

Under the PRC laws and regulations, a company is required to register a branch, whether in the form of a branch office or a subsidiary under the PRC laws, at each of the premises where it conducts business outside its registered domicile. As of the date of this annual report, we and the VIEs have registered certain regional offices, including those in Tianjin, Hangzhou, Nanjing, as our and the VIEs’ branches, and we and the VIEs’ have not yet received any inquiry or investigation from any PRC government authority regarding the absence of any registration. However, we cannot assure you that we and the VIEs will set up all necessary branches in a timely manner due to complex procedural requirements and the relocation of branch offices from time to time, if the PRC regulatory authorities determine that we and the VIEs have failed to complete registration in a timely manner as required by the applicable laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of income and suspension of operation, which may adversely affect our and the VIEs’ business, results of operations, and financial condition.

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

Our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to two material weaknesses. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge; and (2) lack of a proper and timely financial account closing procedures for certain expenditures.

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

Historically we and the VIEs relied upon certain online advertising service providers to advertise our and the VIEs’ service offerings. Our and the VIEs’ two largest online advertising service providers accounted for approximately 38.9%, 52.1% and 36.1% of our total online advertising expenses in 2022, 2023 and 2024, respectively. Our and the VIEs’ agreements with them typically do not contain long-term contractual commitments. We cannot assure you that we and the VIEs will be able to maintain business relationships with these existing advertising suppliers. In the event that the existing major online advertising service providers terminate or refuse to renew their agreements with us or the VIEs, and we and the VIEs are unable to find new providers with similar or more favorable terms within a reasonable period of time or at all, our business, results of operations, and financial condition may be materially and adversely affected.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We and the VIEs have not experienced any material claims on these issues against us or the VIEs in the past, but as we and the VIEs face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we and the VIEs face a higher risk of being the subject of intellectual property infringement claims. We and the VIEs may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our and the VIEs’ business. We and the VIEs could also be subject to claims based upon the content that is displayed on our and the VIEs’ websites or accessible from our and the VIEs’ websites through links to other websites or information on our and the VIEs’ websites supplied by third parties. We would spend additional time and costs to investigate and defend in those intellectual property claims and litigations, which may divert resources and management attention from the operation of our websites. Such claims, even if they do not result in liability, may harm our and the VIEs’ reputation. Any resulting liability or expenses, or changes required of our and the VIEs’ websites to reduce the risk of future liability, may have a material adverse effect on our and the VIEs’ business, financial condition, and results of operations.

We and the VIEs may be subject to liability for placing advertisements with inappropriate or misleading content.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of China, involves designs of the national flag, the national emblem or the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As we and the VIEs provide advertising services to our and the VIEs’ industry customers, we and the VIEs are obligated to review supporting documents provided by advertisers, verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of supporting documents. In addition, in case we and the VIEs are advertisers, we and the VIEs are required by PRC laws and regulations to ensure that the content of our and the VIEs’ advertisements is true and in full compliance with applicable laws and regulations. While we and the VIEs have made significant efforts to comply with such verification requirements before publishing, we cannot assure you that all the content contained in the advertisements is true and accurate as required by the advertising laws and regulations. If we and the VIEs are found to be in violation of applicable PRC advertising laws and regulations, we and the VIEs may be subject to penalties, including fines, confiscation of our and the VIEs’ advertising income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, and suspension or termination of our and the VIEs’ advertising business, any of which may have a material and adverse effect on our and the VIEs’ business and results of operations. See “Business Overview-Regulation-Regulations Relating to Advertisements” in this annual report.

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

During the ordinary course of our and the VIEs’ business, we and the VIEs collect and store a large amount of automobile consumer data gathered from our and the VIEs’ offline events and mobile applications we operated. We and the VIEs rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of such data. However, our and the VIEs’ security control may not prevent the improper leakage of consumer data. Anyone may circumvent our and the VIEs’ security measures and misappropriate proprietary information or cause interruptions in our and the VIEs’ operations. A security breach that leads to leakage of our and the VIEs’ consumer data could still harm our and the VIEs’ reputation. Moreover, many jurisdictions have passed laws regulating the storage, sharing, use, disclosure and protection of personally identifiable or other confidential information and data. The Chinese government has enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures. See “Business Overview-Regulations-Regulations Relating to Internet Information Security and Privacy Protection” in this annual report. However, the regulatory framework for privacy protection in China and other jurisdictions is fast-evolving, and therefore is subject to change in the foreseeable future. We cannot assure you that our and the VIEs’ existing privacy and personal information protection measures will be considered sufficient under the current or future applicable laws and regulations. In addition to laws, regulations and other applicable rules, industry associations or other private parties may adopt different privacy protection standards. Because the interpretation and application of privacy and data protection laws and privacy protection standards is still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner inconsistent with our and the VIEs’ practices. Our and the VIEs’ actual or perceived failure to comply with industry standards, governmental regulation and other legal obligations related to user privacy could harm our and the VIEs’ business. We and the VIEs may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. Any of the circumstances may materially and adversely affect our and the VIEs’ business and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our and the VIEs’ ability to conduct business.

We and the VIEs have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our and the VIEs’ current operations, except that we and the VIEs may need to obtain certain permits each time before we and the VIEs hold an offline event. See “-Our and the VIEs’ failure to obtain necessary permits for our and the VIEs’ offline events may subject us and the VIEs to penalties and adversely affect our and the VIEs’ business, results of operations, and financial condition.” However, the licensing requirements in China may evolve from time to time, and we and the VIEs may be subject to more stringent regulatory requirements in the relevant jurisdictions in the future. We cannot assure you that we and the VIEs will be able to satisfy such regulatory requirements and as a result we and the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we and the VIEs fail to do so, we and the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our and the VIEs’ business, financial condition, and results of operations. For example, TuanChe Internet has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until September 2028, Drive New Media has obtained certain value-added telecommunications service license for the operation of internet content service from the Guangdong Administration of Telecommunications which will remain valid until June 2029, and TuanChe (Beijing) Automobile Sales & Service Co., Ltd., a subsidiary of TuanChe Internet, has obtained certain value-added telecommunications service license for the operation of internet content service from the Beijing Administration of Telecommunications which will remain valid until January 2026. However, as we and the VIEs provide mobile applications to mobile device users, it is uncertain if we and the VIEs will be required to obtain a separate operating license for our mobile applications in addition to the value-added telecommunications service licenses, although we believe that not obtaining such separate license is in line with the current market practice.

We and the VIEs may need additional capital, and we and the VIEs may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We and the VIEs may require additional capital from time to time to grow our and the VIEs’ business, including to expand into and develop the new electric vehicle business, better serve our and the VIEs’ customers, develop new features or enhance our and the VIEs’ marketplace, improve our and the VIEs’ operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we and the VIEs may need to sell additional equity or debt securities or obtain a credit facility. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our and the VIEs’ operations or our ability to pay dividends to our shareholders.

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

We and the VIEs may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and such financing may also be subject to regulatory requirements. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the previous regulatory regime for overseas offering and listing of securities of PRC domestic companies and will regulate both direct and indirect overseas offering and listing of securities of PRC domestic companies by adopting a filing-based regulatory regime. Our ability to obtain additional financings through future overseas offering of securities shall be subject to the Overseas Listing Trial Measures. See “-Risks Related to Doing Business in China-The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we and the VIEs are unable to obtain adequate financing on terms satisfactory to us and the VIEs and when we and the VIEs require it in the future, our and the VIEs ability to continue to support our and the VIEs business growth and our ability to continue as a going concern could be significantly impaired, and our and the VIEs’ business and prospects could be adversely affected.

Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our and the VIEs’ results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on December 29, 2018 and its implementation rules and regulations generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatments, including a preferential enterprise tax rate of 15%, to high and new technology enterprises (the “HNTEs”), strongly supported by the state. Such preferential tax rate is subject to reapplication and renewal every three years. During the three-year period, an HNTE must conduct annual qualification self-reviews, and will lose the 15% preferential rate and be subject to the regular 25% rate for any year in which it does not meet relevant criteria. TuanYuan, TuanChe Internet and Drive New Media have been accredited as HNTEs and are eligible for a preferential enterprise tax rate of 15% for as long as they meet the criteria of HNTE in each year of the accredited period. We cannot assure you that our PRC subsidiaries or the VIEs will continue to meet the relevant criteria, and that the tax authorities will continue to approve the preferential tax rate of 15% even if these entities are accredited as HNTE. It is possible that the HNTE status currently enjoyed by TuanYuan, TuanChe Internet and Drive New Media, and other income tax exemptions for which our PRC subsidiaries or the VIEs qualify, will be challenged by tax authorities and be repealed, if any future implementation of rules and regulations, which is different from current interpretations of the modified Enterprise Income Tax, applies.

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

Insurance companies in China offer limited business insurance products and are, to our and the VIEs’ knowledge, not well-developed in the field of business liability insurance. We and the VIEs do not have any business liability or disruption insurance to cover our and the VIEs’ operations in China, which, based on public information available to us and the VIEs relating to China’s automotive industry, is consistent with customary industry practice in China. We and the VIEs have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us and the VIEs to have such insurance. In addition, we and the VIEs do not maintain any insurance policies covering risks including loss and theft of and damages to our and the VIEs’ servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damage to our and the VIEs’ uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and the VIEs and could adversely affect our and the VIEs’ financial condition and results of operations.

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

Our and the VIEs’ business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19 or other epidemics. Our and the VIEs’ business operation could be disrupted if any of our and the VIEs’ employees is suspected of having any of the aforementioned epidemic diseases or another contagious disease or condition, since it could require our and the VIEs’ employees to be quarantined and/or our and the VIEs’ offices to be disinfected. In addition, our and the VIEs’ business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. The laws and regulations in many jurisdictions, including China, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities. Foreign investment in the value-added telecommunications services industry in China is extensively regulated and subject to restrictions. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business in accordance with the special management measures for the entry of foreign investment (as amended) (the “Negative List”), and other applicable laws and regulations.

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

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our WFOEs and the VIEs, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our WFOEs, the VIEs and their respective shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

In particular, in March 2019, the National People’s Congress (the “NPC”), passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “-Risks Related to Our Corporate Structure-The interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations are still evolving.”

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we or the VIEs are found to be required but failed to obtain any of the permits or approvals for our or the VIEs’ value-added telecommunications business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology (the “MIIT”), might impose fines or administrative penalties upon us and/or the VIEs for such violations, including:

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC may solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we, our PRC subsidiaries and the VIEs fail to complete the filing with the CSRC in a timely manner, or at all, for any future offering or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, our ability to raise or utilize funds could be materially and adversely affected. However, given that the Overseas Listing Trial Measures were recently promulgated, their interpretation, application, and enforcement are still evolving and we may not predict how they will affect our operations and our future financing.

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

The interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations are still evolving.

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

However, since the Foreign Investment Law and its implementation regulation are relatively new, their interpretation and implementation are still evolving and shall be determined in accordance with the laws and regulations in force at the time. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) (the “Negative List (2024 version)”) stipulates that any domestic enterprise in China engaging in prohibited business under the Negative List shall be subject to review by and shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject, mutatis mutandis, to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. In any of these cases, we cannot assure you that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we cannot assure you that can complete such actions in a timely manner, or at all.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business.

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiary, which in turn depends on dividends paid by our subsidiaries in China, which further depends on payments from the VIEs under the contractual arrangements. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, whether the funds and assets would be available to fund operations or for other uses outside of mainland China or Hong Kong will be subject to applicable government regulations on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets.

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

The cash transfer between us, our subsidiaries and the VIEs shall comply with applicable PRC laws and regulations. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely considering PRC laws and regulations on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may impose requirements on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of foreign exchange measures, including vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to improve its foreign exchange measures and dividends and other distributions of our subsidiaries in China’s may be subjected to such scrutiny and our Cayman Islands holding company’s ability to use capital from our subsidiaries in China, and our ability to satisfy our liquidity requirements may be affected.

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

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders to operate our value-added telecommunications business. For a description of these contractual arrangements, see “Information on the Company-C. Organizational Structure.” The revenue contribution of the VIEs accounted for a significant portion of our net revenues in 2022, 2023 and 2024. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with significant influence over the VIEs. Any failure by the VIEs and their respective shareholders, to perform their obligations under the contractual arrangements would have a material adverse effect on our financial position and results of operations. For example, should any dispute relating to the contractual arrangements arises, we will have to enforce our rights under the contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and we may have difficulties in predicting the outcomes, considering the limited practical precedents as of the date of this annual report. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in ensuring our significant influence over the relevant portion of our business operations as direct ownership would be.

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

All of the contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. We cannot assure you that we would always succeed in enforcing these contractual arrangements under PRC laws. See “Risk Factors—Risks Related to Doing Business in China—There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us and the VIEs” in this annual report. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. We may have difficulty in predicting the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and time. In the event we are unable to enforce the contractual arrangements, or if we spend significant time and costs in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs are consolidated for accounting purposes; however, neither our Cayman Islands holding company nor the shareholders in the holding company have an equity ownership or direct investment in the VIEs. Our Cayman Island holding company is considered the ultimate primary beneficiary of the VIEs and consolidates the VIEs and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

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

As of the date of this annual report, our directors, officers and principal shareholders collectively beneficially own an aggregate of approximately 89% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our and the VIEs’ business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Risks Related to Doing Business in China

Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct substantially all of our business in China, and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth as well as global. While the Chinese economy has experienced significant growth in the past decades, there can be no assurance that the growth would be maintained or be even across sectors. In addition, any severe or prolonged slowdown in the rate of growth of the Chinese and global economy may adversely affect our and the VIEs’ business and results of operations, leading to a reduction in demand for our and the VIEs’ products and services and adversely affect our and the VIEs’ competitive position. Various measures implemented by the PRC government to encourage economic growth may benefit the overall Chinese economy, while we cannot assure you how these measures would impact us and the VIEs. Some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be affected by government regulations capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may unexpectedly cause higher inflation, which could affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities, and cause the value of our securities to significantly decline or become worthless.

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

There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us and the VIEs.

We and the VIEs are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of these laws and regulations may change from time to time. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our and the VIEs’ business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our and the VIEs’ business operations. In addition, the implementation of new rules, laws and regulations may significantly affect the industry in which we and the VIEs operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

In addition, there is a limited volume of published court decisions, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. Furthermore, the PRC legal system is composed of rules of local governments and China is geographically large and divided into various provinces and municipalities. As such, different rules may have different and varying applications and interpretations and we may not be aware of applicable rules of local governments in a timely manner. In addition, we may spend substantial cost and times and our resources and management attentions may be significantly distracted in certain administrative and court proceedings, which could materially and adversely affect our and the VIEs’ business and results of operations.

The PRC government may exert substantial influence and certain administrative requirements over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change from time to time. PRC governments’ certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers and foreign investments may cause us to make material changes to the operations of our subsidiaries in mainland China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We and the VIEs mainly conduct the businesses primarily in China. The PRC government has an oversight over the conduct of our businesses according to the PRC laws and regulations. The ability of our subsidiaries and the VIEs to operate in China may be impaired if we and the VIEs fail to meet requirement timely or at all under the changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, foreign investment limitations, and other matters, and we and the VIEs fail to meet such requirement timely or at all.

The PRC government may from time to time promulgate new rules and regulations to which our subsidiaries in China and the VIEs would be subject to regulate the manner of the business and operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our subsidiaries in China and the VIEs’ compliance with such regulations or interpretations. As such, our subsidiaries in China and the VIEs may be subject to various government actions and regulatory requirements in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Accordingly, government actions in the future, including any newly promulgation of laws and regulations to regulate the operations of our subsidiaries in China or the VIEs or an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, and our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, we or the VIEs have not received any inquiry, notice, warning, or sanctions regarding our corporate structure, contractual arrangements and the VIEs’ operations from the CSRC, CAC or any other PRC government authorities.

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

On September 6, 2024, the NDRC and MOFCOM jointly issued the Negative List (2024 Version), which became effective on November 1, 2024. Pursuant to the Negative List (2024 Version), if a company in China engaging in the prohibited business stipulated in the Negative List (2024 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, the interpretation and implementation of these new requirements are still evolving, and we may have difficulty in understanding or predicting that whether and to what extent listed companies like us will be subject to these new requirements. If we and the VIEs’ are required to comply with these requirements and fail to do so on a timely basis, or at all, our and the VIEs’ business operation, financial condition and business prospect may be adversely and materially affected.

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

We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us and the VIEs. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security (Draft for Comments), are required for our listing status or future offshore offerings, we could not predict whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “- Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIEs’ business.”

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

We and the VIEs are subject to the PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulations on currency conversion when using the proceeds of our offering of securities to make loans to or make additional capital contributions to our PRC subsidiaries and the VIEs, which could affect our liquidity and our ability to fund and expand our and the VIEs’ business.

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

Our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities in China may be affected by the applicable foreign exchange circulars and rules and our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities, which may adversely affect our and the VIEs’ business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and may change from time to time, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our and the VIEs’ PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our and the VIEs’ business.

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

Our ability to receive and use our net revenues effectively may be affected by regulations on currency exchange.

Substantially all of our net revenues are denominated in Renminbi. As a result, our ability to use net revenues generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars may be affected by regulations on currency exchange. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. Our ability to obtain foreign exchange for capital expenditures could be affected by these regulations.

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

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated net revenues generated by the VIEs for direct investment, loan or investment in securities outside China will be subject to the regulations discussed above. To the extent we need to convert and use any Renminbi-denominated net revenues generated by the VIEs not paid to our PRC subsidiaries and net revenues generated by our PRC subsidiaries not declared and paid as dividends, t the convertibility of, and our ability to directly receive and use such net revenues might be affected due to the regulations discussed above. As a result, our and the VIEs’ business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not promulgate new regulations on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

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

The conversion of the Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China and by the Board of Governors of the Federal Reserve System. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We could not assure you that we can comply with these regulations, including their interpretation and implementation, in a timely manner, if at all, and we may also spend additional time and costs for such compliance, whether our ability to complete merger and acquisition transactions in China and our ability to seek growth through acquisitions would be materially and adversely affected.

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

In the opinion of our PRC counsel, Shihui Partners, we and the VIEs are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet and mobile platforms as well as cybersecurity. The PRC regulators, including the MIIT and the CAC, have been increasingly focused on regulation in the areas of cybersecurity and data protection and governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data, which require certain authorization or consent from users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. The MIIT issued the Order for the Protection of Telecommunications and Internet User Personal Information on July 16, 2013, requiring internet service providers to establish and publish protocols relating to the collection or use of personal information, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Institutions and their employees are prohibited from selling or otherwise illegally disclosing a person’s personal information obtained during the course of performing duties or providing services. Pursuant to the PRC Cybersecurity Law, effective on June 1, 2017, network operators are required to fulfill certain obligations to safeguard cyber security and enhance network information management. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to internet information security and privacy protection” in this annual report.

Moreover, existing PRC privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. These developments could adversely affect our and the VIEs’ business, operating results and financial condition. Any failure or perceived failure by us or the VIEs to comply with new or existing PRC privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business. For example, on June 10, 2021, the Standing Committee of the National People’s Congress (the “Standing Committee of the NPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators.

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

On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security (the “Cyber Data Security Regulation”), which became effective from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations. However, as the Cyber Data Security Regulation provided no further explanation or interpretation for “affect or may affect national security”, if we were deemed having carried our any network data processing activities that “affect or may affect national security”, we may be subject to the national security review under article 13 of the Cyber Data Security Regulation, failing which may subject us to fines, penalties, suspension of relevant business and revocation of relevant business permits, and thus our business operations may be adversely affected.

Complying with these obligations concerning data protection and cybersecurity could cause us and the VIEs to incur substantial costs. As the interpretation and application of cybersecurity laws, regulations and standards of the PRC are still evolving, we and the VIEs may be required to make further adjustments to our and the VIEs’ business practices to comply with the laws, under which circumstances our and the VIEs’ compliance cost may be increased and our business performance might be affected. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our and the VIEs’ business.

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

Our ability to grant share incentive awards to our employees or consultants who are PRC citizens is subject to applicable PRC laws and regulations.

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

We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. Our ability to adopt additional incentive plans for our directors, executive officers and employees is subject to applicable PRC laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange—Share Option Rules” in this annual report.

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

PRC laws and regulations require us and the VIEs to pay several statutory social welfare benefits for our and the VIEs’ employees, as applicable, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. PRC laws and regulations also require us and the VIEs to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our and the VIEs’ failure in making contributions to various mandatory social security plans, withholding individual income tax and in complying with applicable PRC labor-related laws may subject us and the VIEs to late payment penalties. With respect to the underpaid statutory social welfare benefits, we and the VIEs may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we and the VIEs may be required to make up sufficient withholding and pay late fees and fines. If we and the VIEs are subject to late fees or fines in relation to the failure in making contributions to various mandatory social security or withholding individual income tax, our and the VIEs’ financial condition and results of operations may be affected.

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

We are incorporated in the Cayman Islands, but most of our, our subsidiaries’ and the VIEs’ operations are conducted in China and most of our, our subsidiaries’ and the VIEs’ assets are located in China. In addition, most of our directors and officers are nationals and/or residents of the PRC, and all or a substantial portion of their assets are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights or have a claim against us, either under United States federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, we cannot assure you that you could always successfully enforce a judgment against our assets or the assets of our directors and officers based on the laws of the Cayman Islands or the laws of China.

All of our officers and directors, including Wei Wen as our Chief Executive Officer and Chairman, Guangsheng Liu as our Co-Chief Executive Officer and Director, Simon Li as our Chief Financial Officer, Jianchen Sun as our President, Jintao Lin, Wentao Deng, Yicheng Yang as our independent director, and Hui Yuan as our Chief Operating Officer, are residents of PRC or elsewhere outside of the U.S., and the majority of our assets and the assets of such persons are located outside the U.S.

It may also be difficult for our shareholders to effect service of process upon us or those persons in China. As advised by our PRC legal counsel, China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, we cannot assure you that the judgements of those non-PRC jurisdiction could be unconditionally recognized and enforced judgments of any of those non-PRC jurisdictions in a China court.

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

Our current auditor, JWF Assurance PAC (“JWF”), is an independent registered public accounting firm headquartered in Singapore. Our previous auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2022 and 2023 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and as of the date of this annual report, Marcum Asia is not included in the 2021 Determinations. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for the fiscal year of 2024.

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

Mr. Wei Wen beneficially owns approximately 89% of the aggregate voting power of our company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Wei Wen has considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We do not intend to apply for any listing of the warrant instruments issued in connection with our past offerings on any exchange or nationally recognized trading system, and we do not expect a market to develop for such warrants.

On November 25, 2022, we completed a registered direct offering with investors for the purchase and sale of (1) 3,654,546 ADSs, (2) certain pre-funded warrants to purchase 1,800,000 ADSs in lieu of the ADSs being offered, and (3) certain warrants to purchase up to 5,454,546 ADSs, to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022 (the “November 2022 Offering”). On October 28, 2024, we completed a registered direct offering with investors for the purchase and sale of (1) 241,677 ADSs, (2) certain pre-funded warrants to purchase up to 520,042 ADSs, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 761,719 ADSs, to certain institutional investor pursuant to a securities purchase agreement dated October 24, 2024 (the “October 2024 Offering”). We do not intend to apply for any listing of the warrants or the pre-funded warrants on Nasdaq Stock Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the warrants or the pre-funded warrants. Without an active market, the liquidity of the warrants and the pre-funded warrants will be limited. Further, the existence of the warrants and the pre-funded warrants may act to reduce both the trading volume and the trading price of the ADSs.

The Warrants are speculative in nature.

For a period of five years commencing upon the date of issuance, holders of the warrants purchased in the November 2022 Offering and October 2024 Offering may exercise their right to acquire the ADSs at an exercise price of US$2.75 per share and US$1.4494 per share, respectively. There can be no assurance that the market price of the ADSs will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise them.

Except as otherwise provided in the warrants or the pre-funded warrants, holders of the warrants purchased in past offerings will have no rights as our shareholders.

The warrants and the pre-funded warrants offered in the November 2022 Offering and October 2024 Offering do not confer any rights as shareholders of our company on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire the ADSs at a fixed price for a limited period of time. Specifically, a holder of the warrants may exercise the right to acquire one ADS at an exercise price per ADS set forth in the warrants prior to the 5th anniversary of the original issuance date, upon which date any unexercised warrants will expire and have no further value. A holder of a pre-funded warrant may exercise the right to acquire one ADS and pay a nominal exercise price at any time. Upon exercise of the warrants, their holders will be entitled to exercise the rights of a holder of the ADSs only as to matters for which the record date occurs after the exercise date. Holders of the ADSs may only exercise their voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement.

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

Since Mr. Wei Wen, our chairman of the board and chief executive officer, is the beneficial owner of a majority of the voting power of our issued and outstanding share capital, we qualify as a “controlled company” under the Nasdaq Stock Market Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely upon any such exemptions, we could elect to rely on any or all of these exemptions in the future. Should we choose to do so, so long as we remain a controlled company relying on any of such exemptions and during any transition period following the time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

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

If we are classified as a PFIC in any fiscal year, a U.S. Holder (as defined in “Taxation-United States Federal Income Taxation”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants and on the receipt of distributions on the ADSs or ordinary shares (and, if applicable, the Warrants or the Pre-Funded Warrants) to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs, ordinary shares, the Warrants or the Pre-Funded Warrants. For more information, see “Taxation-United States Federal Income Taxation.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, represented by the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interest of our company.

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

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other procedures for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the Class A ordinary shares represented by your ADSs.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may only vote by giving timely voting instructions to the depositary. Upon receipt of your timely voting instructions, the depositary will vote the Class A ordinary shares represented by your ADSs in accordance with those instructions. You will not be able to directly exercise your right to vote with respect to the Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

The terms of the deposit agreement provide us with a discretionary proxy to vote the Class A ordinary shares represented by your ADSs if you do not timely provide voting instructions to the depositary to vote the Class A ordinary shares at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not provide the depositary with timely voting instructions, the depositary will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs at shareholders’ meetings if:

●	we have timely provided the depositary with notice of meeting and related voting materials;

●	we have instructed the depositary that we wish to receive a proxy to vote uninstructed shares;

●	we have informed the depositary that we reasonably do not know any substantial opposition as to a matter to be voted on at the meeting; and

●	we have informed the depositary that such matter to be voted on at the meeting is not materially adverse to the interest of shareholders.

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

We have not determined a specific use for a portion of the net proceeds from the October 2024 Offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of the October Offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the October 2024 Offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of the ADSs, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

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

We conduct our business through our subsidiaries and the VIEs in China. Over the past few years, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In September 2012, we incorporated Token Cat Limited (formerly known as TuanChe Limited) as a holding company and proposed listing entity in the Cayman Islands.

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

Since our incorporation of Token Cat Limited (formerly known as TuanChe Limited) in 2012, we have raised approximately US$146.8 million in equity financing from our dedicated group of investors:

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

●

Series C financing. In August 2014, we raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares, 5,643,437 Series C-2 preferred shares to BAI GmbH, and 27,765,278 Series C-2 preferred shares to Highland 9 - LUX S.à.r.l. In September 2015, Highland 9 - LUX S.à.r.l. transferred such Series C-2 preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership, and 483,702 Series C-2 preferred shares to China Equities HK Limited.

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

●	October 2024 Transaction. On October 24, 2024, we entered into certain securities purchase agreement with certain non-affiliated institutional investor (pursuant to which the Company agreed to sell (1) 241,677 ADSs, and (2) certain pre-funded warrants to purchase up to 520,042 ADSs in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 761,719 ADSs (, for aggregate gross proceeds of approximately $1.1 million.

On February 10, 2025, shareholders of the Company approved the change of our company name from TuanChe Limited to Token Cat Limited at the Company’s annual general meeting of shareholders, effective upon the open of trading on February 28, 2025. The Company’s ADSs will continue trading on the Nasdaq Capital Market under the trading symbol “TC”, and the CUSIP number shall remain unchanged.

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

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Liquidity and Capital Resources.”

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

Social CRM cloud services. We and the VIEs provides subscription and support services to industry customers, including auto dealers, automakers and automotive service provider, with access to cloud services, software licenses and related support and updates during the term of the arrangement.

Referral service for distribution platform. We and the VIEs also commenced customer referral services from the first quarter of 2020 by referring industry customers to Baidu to use the membership services of a Baidu’s auto content distribution platform.

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

We, together with the VIEs, have a long operating history in China’s automotive industry and have achieved rapid growth since our inception in 2010. In 2010, we and the VIEs began the group-purchase facilitation service where we and the VIEs gathered consumers interested in purchasing the same brands and models through our online channels, and organized offline store visits to franchised dealerships carrying these brands and models. Leveraging the network of franchised dealerships that we and the VIEs built through the group-purchase facilitation service and the operational capabilities that we and the VIEs accumulated through organizing offline events, we, together with the VIEs launched the auto show business in the last quarter of 2016. In 2022, 2023 and 2024, we and the VIEs organized 150, 299 and 63 auto shows, respectively. The total number of automobiles sales transactions we and the VIEs facilitated through the auto shows was 22,176, 61,020 and10,460 in 2022, 2023 and 2024, respectively. The total GMV of all automobile sales transactions we and the VIEs facilitated was approximately RMB9.7 billion and RMB1.7 billion (US$0.2 billion) in 2023 and 2024, respectively. In January 2019, we, together with the VIEs, commenced special promotion event services to better support our and the VIEs’ industry customers in organizing their special promotion events through a series of integrated service offerings, including event planning and executing, marketing training and onsite coaching. We and the VIEs facilitated 18 special promotion events through our and the VIEs’ services in 2024.

Historically, we generated net revenues primarily through the offline events. We generated net revenue from referral services, online marketing services and others, which amounted to RMB127.6 million, RMB47.9 million and RMB28.4 million (US$3.9 million) in 2022, 2023 and 2024, respectively, representing 69.7%, 29.5% and 57.8% of our net revenues for the same periods, respectively. In 2022, we and the VIEs ceased to operate the referral services for a commercial bank. In 2024, the auto show business has been fully transformed into an agency model. For a detailed breakdown of our net revenues, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Key Components of Results of Operations-Net Revenues.”

Our net revenues were RMB183.2 million, RMB162.4 million and RMB49.2 million (US$6.7 million) in 2022, 2023, and 2024 respectively. Our net loss was RMB166.5 million, RMB83.0 million and RMB188.0 million (US$25.8 million) in 2022, 2023 and 2024, respectively. Our adjusted EBITDA was RMB(73.4) million, RMB(92.5) million and RMB(51.9) million (US$7.1 million) in 2022, 2023 and 2024, respectively. We recorded adjusted net loss of RMB77.8 million, RMB92.6 million and RMB52.9 million (US$7.3 million) in 2022, 2023 and 2024, respectively. For a detailed description of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Non-GAAP Financial Measures.” The increase in our adjusted net loss from 2022 to 2023 was primarily due to (1) the cessation of our and the VIEs’ referral services since April 2022 and (2) the increase in information acquisition cost in connection with the online marketing services. The decrease in our adjusted net loss from 2023 to 2024 was primarily due to changes in business structure and business model. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Year Ended December 31, 2024 Compared to Year Ended December 31, 2023.”

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

Online. Our and the VIEs’ own online channels consist of the tuanche.com website, our and the VIEs’ mobile apps, our and the VIEs’ official WeChat account and WeChat mini-program. As of December 31, 2024, we have created customized city homepages for over 331 cities around China, each targeting local consumers. From January 1, 2016 to December 31, 2023, over 3.2 million consumers have entered their information on our and the VIEs’ online platform. In 2022, 2023 and 2024, the average monthly unique visits to our online platform was 1.5 million, 1.2 million and 1.2 million, respectively. When users access our website on their desktops or their mobile devices, or when they open our and the VIEs’ mobile apps or subscribe to our and the VIEs’ official WeChat account, they will find information of upcoming auto shows across China. Users are prompted to enter their names and cell phone numbers in order to gain free admission and a chance to win prizes at our and the VIEs’ offline events. Users may also indicate the brand and model they prefer, which helps us and the VIEs better understand the potential needs of the consumer participants at our and the VIEs’ offline events.

We and the VIEs also utilize online channels owned by others to attract prospective consumer participants to our and the VIEs’ offline sales events, such as search engines, social media, newsfeed apps, and online content aggregators. Recently, with the fast development in short-form video apps, we began creating short-form video content that promotes our and the VIEs’ offline events.

In 2022, 2023 and 2024, we, together with the VIEs, attracted approximately 4.0 million, 3.1 million and 2.1 million consumers to sign up for our and the VIEs offline events through our and the VIEs’ online channels, respectively.

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

As of December 31, 2024, we and the VIEs had served over 3,701 industry customers in China, covering over 110 domestic and international automobile brands. We and the VIEs facilitated the sale of 10,460 automobiles for our and the VIEs’ industry customers in 2024, with a GMV of approximately RMB1.7 billion (US0.2 billion). In 2022, our top 20 industry customers collectively contributed to approximately 55.3% of our total net revenues with the largest customer accounting for approximately 24.1%. In 2023, our and the VIEs’ top 20 industry customers collectively contributed to approximately 43.7% of our total net revenues with the largest customer accounting for approximately 16.1%. In 2024, our and the VIEs’ top 20 industry customers collectively contributed to approximately 44.3% of our total net revenues with the largest customer accounting for approximately 7.9%.

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

In 2022, 2023 and 2024, we hosted 150, 299 and 63 auto shows across 76, 81 and 47 cities in China, respectively. The map below shows the cities where we organized at least one auto show as of December 31, 2024.

The table below sets forth a breakdown of the number of cities where we and the VIEs have organized auto shows by city tiers in the periods indicated:

	Year ended December 31,
	2022	2023	2024
Tier-1 cities	-	1	1
Tier-2 cities	15	21	13
Tier-3 and below cities	61	59	33
Total	76	81	47

The table below sets forth a breakdown of the number of cities where we and the VIEs have established operations by city tiers in the periods indicated:

	Year ended December 31,
	2022	2023	2024
Tier-1 cities	2	1	1
Tier-2 cities	22	19	13
Tier-3 and below cities	59	59	33
Total	83	79	47

The auto show business has been fully transformed into an agency model in July 2024. We and the VIEs’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now We and the VIEs entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee.

Special promotion event services

We, together with the VIEs, began to provide special promotion event services to our and the VIEs’ industry customers in January 2019 to better support our industry customers in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching, to support our and the VIEs’ industry customers’ special promotion events. In 2022, 2023 and 2024, we facilitated 90, 750 and 18 special promotion events through our services, respectively. We and the VIEs typically generate net revenues from industry customers by charging fixed service fees per event.

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

Social CRM cloud services

In January 2020, we acquired Longye International Limited, a leading system developer that develops and implements social customer relationship management cloud systems (“social CRM cloud systems”) to provide social CRM services to the automotive industry in China. As of the date of this annual report, our core social CRM service, Cheshangtong social CRM cloud system, has served more than 20,000 customers.

Referral service for distribution platform

We and the VIEs also commenced customer referral services from the first quarter of 2020 by referring industry customers to Baidu to use the membership services of a Baidu’s auto content distribution platform.

Other Services

Proxy advertising services

For the proxy advertising services, with the development of network economy, online advertising has become a trend. We and the VIEs’s clients pays for ads posting to promote their brand images. We and the VIEs connect demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account.

Sales and Marketing

We believe our and the VIEs’ brand name is well-recognized across China’s automotive industry, thanks to the dedicated services of our and the VIEs’ sales and marketing team. Our and the VIEs’ nationwide in-house sales team is mainly responsible for attracting automakers and auto dealers to attend our and the VIEs’ offline events. As of December 31, 2024, we have established relationships with over 3,701 industry customers across China. Our and the VIEs’ head sales office in Beijing is in charge of sales management, operational management and strategic decision-making. We and the VIEs also have a dedicated marketing team responsible for both online and offline consumer acquisitions.

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

As of the date of this annual report, we, together with the VIEs, hold 164 registered trademarks in China, including the “TuanChe” trademarks. As of the same date, we, together with the VIEs, have 110 registered domain names, including our main website domain names, tuanche.com, as well as 26 artwork copyright and 119 software copyrights in China.

Facilities

Our and the VIEs’ corporate headquarters are located in Beijing, China, where we, together with the VIEs, lease office space with an area of approximately 4,012.0 square meters as of December 31, 2024. We believe that our and the VIEs’ existing facilities are generally adequate to meet our and the VIEs’ current needs, but we and the VIEs expect to seek additional space as needed to accommodate future growth.

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

Employees

As of December 31, 2024, we had 116 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2024
Functional Area	Number of employees
Sales and marketing	70
General and administrative	37
Research and development	9
Total	116

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

In response to the significant impact of the COVID-19 pandemic, we and the VIEs implemented measures to adjust the pace of our and the VIEs’ business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2022, 2023 and 2024. We may resort to other cost cutting measures if the outbreak of COVID-19 and its impact persist or escalate. For more details, see “Item 3. Key Information-Risk Factors-Risks Related to Our Business and Industry-Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

Regulations Relating to Foreign Investment in Value-added Telecommunications Companies

The PRC Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. For more details, see “Item 3. Key Information - Risks Related to our Corporate Structure - The interpretation and implementation of the PRC Foreign Investment Law are still evolving and we may not be able to precisely predict how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 26, 2019, the State Council issued the Implementation Regulation on the Foreign Investment Law, which came into effect on 1 January 2020, The Implementation Regulation on the Foreign Investment Law further clarified relevant provisions of the Foreign Investment Law. For example, it provides that the existing foreign-invested enterprises established before the effectiveness of the Foreign Investment Law may change their organizational forms, organizational structures, etc. and go through the change of registration procedures in accordance with the Foreign Investment Law and other relevant laws and regulations prior to January 1, 2025, after which the local branches of State Administration for Market Regulations (the “SAMR”), shall stop processing additional registration applications from the said enterprises, and disclose relevant information of such enterprises.

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

Furthermore, the Foreign Investment Catalog (as amended) classifies industries listed therein into two parts: encouraged category, and the category subject to the special management measures for the entry of foreign investment (the “Negative List”), which are further divided into the restricted category and prohibited category. Industries not listed in the Foreign Investment Catalog (as amended) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries must be operated in the form of Sino-foreign equity and/or cooperative joint ventures, and for some restricted industries, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. In addition, foreign investors are not allowed to invest in companies in industries listed in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of Negative List (the “Negative List (2024 version)”), was promulgated by MOFCOM and the NDRC in September 2024 and became effective in November 2024. The Negative List (2024 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. The Negative List (2024 version) stipulates that the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors.

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

In February 2023, SAMR issued the Administrative Measures for Internet Advertising (the “Internet Advertising Measures”), which came into effect on May 1, 2023. Pursuant to the Internet Advertising Measures, the internet advertisements refers to the commercial advertisement for direct or indirect marketing of goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet applications, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (1) advertisements must be identifiable and marked with the word “advertisement” to the extent that consumers are able to distinguish them from non-advertisement information; (2) sponsored search results must be clearly distinguished from organic search results; (3) it is forbidden to send advertisements or advertisement links by email or other instant message without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner; (4) pop-up advertisements must clearly display the close button so that internet users can close the advertisement with one click; and (5) internet information service providers who do not participate in the business activities of internet advertising but only provide internet information services for the internet advertisement are also required to stop publishing illegal advertisement if they know or should have known that the advertising via their service is illegal.

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

If we or any of our subsidiaries outside of China were to be considered a PRC “resident enterprise” under the EIT Law, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 60”), which became effective in November 2015 and was repealed in January 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 35”). SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties (“Circular 9”), which was issued in February 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account and analyzed based on specific circumstances. This Circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-There are significant uncertainties in certain treaty benefits enjoyed by our PRC subsidiaries with respect to dividends payable by our PRC subsidiaries to our offshore subsidiaries under the PRC enterprise income tax law relating to the withholding tax liabilities.”

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

In September 2024, the NDRC and MOFCOM jointly issued the Negative List (2024 Version), which became effective on November 1, 2024. Pursuant to the Negative List (2024 Version), if a domestic company engaging in the prohibited business stipulated in the Negative List (2024 Version) seeks an overseas offering and listing, it shall obtain approval from the competent governmental authorities. Besides, the foreign investors of such company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

In order to support domestic companies overseas securities offering and listing pursuant to laws and regulations, as a supplement to the Trial Measures, the CSRC, Ministry of Finance of PRC, National Administration of State Secrets Protection and National Archives Administration of China, have jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (, hereinafter referred to as the “revised Provisions”). The revised Provisions  became effective on March 31, 2023 with the Trial Measures. The revised Provisions expands its application to cover both direct and indirect overseas offering and listing, and requires that a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that (1) contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; or (2) if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In addition, the domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation.

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

Tuanche limited (Cayman)
100%
Long Ye International Limited
100%
TuanChe Information Limited (Hong kong)
100%
TuanChe Group Inc. (Cayman)
100%
New TuanChe New York Inc.
100%
Long Ye Information Technology Limited
100%
100%
TuanChe Information Group Limited (Hong Kong)
Outside China
Inside China
Beijing Sangu Maolu Information Technology Co., Ltd.
TuanYuan Internet Technology (Beijing) Co., Ltd. ("TuanYuan")
Wei Wen
Jianchen Sun
Congwu Cheng
77.59%
20.00%
2.41%
Chema Technology (Beijing) Co., Ltd.
Hainashuke (Beijing) Technology Co., Ltd.
Wei Wen
Jianchen Sun
Xingyu Du
Qiuhua Xu
Zhen Ye
Zijing Zhou
69.8208%
15.2170%
13.2840%
0.9972%
0.5836%
0.0973%
TuanChe Internet Information Service (Beijing) Co., Ltd. ("TuanChe Internet")
Mingyou Li
Xingyu Du
Xingyu Du
Yanfang Han
100%
99%
1%
99%
1%
Shenzhen Drive New Media Co., Ltd.
Beijing Internet Drive Technology Co., Ltd.
TuanChe (Beijing) Automobile Sales & Service Co., Ltd.
Equity interest
Contractual arrangements

(1)	Mr. Jianchen Sun, Mr. Qiuhua Xu, Mr. Xingyu Du, Mr. Zijing Zhou, and Mr. Zhen Ye, hold a 15.2170%, 0.9972%, 13.2840%, 0.0973%, and 0.5836%, equity interest in TuanChe Internet, respectively.

The following table sets out the details of our subsidiaries, the VIEs and the subsidiaries held by the VIEs that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited (“TuanChe Information”)	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	PRC	100%
Chema Technology (Beijing) Co., Ltd. (“Chema Beijing”)	PRC	100%
New Tuanche New York Inc. (“New Tuanche”)	New York	100%

		Percentage of Direct or
		Indirect
		Economic
Major VIEs	Place of Incorporation	Ownership
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	PRC	100%
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	PRC	100%
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	PRC	100%
Hainashuke (Beijing) Technology Co., Ltd. (“Hainashuke”) (formerly known as Tansuojixian Technology (Beijing) Co., Ltd)	PRC	100%

		Percentage of Direct
		or Indirect
		Economic
Major subsidiaries of VIEs	Place of Incorporation	Ownership
TuanChe (Beijing) Automobile Sales & Service Co., Ltd. (“TuanChe Automobile”)	PRC	100%
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	PRC	100%

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

In the opinion of Shihui Partners, our PRC legal counsel, the contractual arrangements among WFOEs, the VIEs and their respective shareholders are valid, binding and enforceable under applicable PRC law currently in effect. However, Shihui Partners has also advised us that the interpretation and application of current or future PRC laws and regulations are still evolving and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure.”

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview-Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We believe we are a leading omni-channel automotive marketplace in China. We provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We offer marketing solutions by integrating our online platform and offline sales events. In 2022, 2023 and 2024, we hosted 150, 299 and 63 auto shows across 76, 81 and 47 cities in China, respectively. Our auto shows offered a total of 2,868, 7,144 and 1,084 booth spaces in 2022, 2023 and 2024, respectively. The total number of automobile sales transactions we facilitated with our auto shows was 61,020 and 10,460 in 2023 and 2024, respectively, with a total GMV of approximately RMB9.7 billion and RMB1.7 billion (US$0.2 billion) in the same year, respectively.

Historically, we generated our net revenues primarily through our offline events. Our net revenues were RMB183.2 million, RMB162.4 million and RMB49.2 million (US$6.7 million) in 2022, 2023 and 2024, respectively. Our net loss was RMB166.5 million, RMB83.0 million and RMB188.0 million (US$25.8 million) in 2022, 2023 and 2024, respectively. Our adjusted EBITDA was RMB(73.4) million, RMB(92.5) million and RMB(51.9) million (US$(7.1) million) in 2022, 2023 and 2024, respectively. We recorded adjusted net loss of RMB77.8 million, RMB92.6 million and RMB52.9 million (US$7.3 million) in 2022, 2023 and 2024, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

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

Since 2020, we and the VIEs have faced continuing macroeconomic and industry-wide headwinds, such as the impact of the COVID-19 pandemic and the shortage in vehicle supply caused by the global chip shortage. As a result of the government-mandated quarantine measures to contain the COVID-19 spread, we and the VIEs cancelled certain number of offline events in 2020, 2021 and 2022. As the PRC government has relaxed quarantine measures and travel restrictions and other restrictive measures as a result of the COVID-19 pandemic since late 2022, our and the VIEs’ operations experienced temporary disruption due to employee contraction of the virus and gradually resumed to normal, and we and the VIEs have witnessed a decrease in auto show cancellation. We held 299 auto shows in 2023. In response to the significant impact of the COVID-19 pandemic, we and the VIEs have adopted more prudent strategies regarding hiring, selling and marketing and business expansion with the aim of optimizing the efficiency of our and the VIEs’ geographic coverage and refining cost structures in anticipation of the overall market stagnation in the near future. For example, we and the VIEs implemented measures to adjust the pace of business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, in 2022, 2023 and 2024. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

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

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income/expenses, net, share-based compensation expenses, long-lived assets and goodwill and change in fair value of warrant liability. We define adjusted net loss as net loss excluding share-based compensation expenses, long-lived assets and goodwill and change in fair value of warrant liability. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the years indicated.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(166,490)	(82,971)	(187,991)	(25,756)
Add:
Depreciation and amortization	4,237	—	—	—
Subtract:
Interest income/(expenses), net	(174)	(143)	(999)	(137)
EBITDA	(162,079)	(82,828)	(186,992)	(25,619)
Add:
Share-based compensation expenses	10,282	9,546	28,394	3,890
Change in fair value of warrant liability	(11,219)	(20,732)	57,066	7,818
Impairment of long-lived assets	19,743	1,515	4,048	555
Impairment of goodwill	69,853	—	45,561	6,242
Adjusted EBITDA	(73,420)	(92,499)	(51,923)	(7,114)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net loss	(166,490)	(82,971)	(187,991)	(25,756)
Add:
Share-based compensation expenses	10,282	9,546	28,394	3,890
Change in fair value of warrant liability	(11,219)	(20,732)	57,066	7,818
Impairment of long-lived assets	19,743	1,515	4,048	555
Impairment of goodwill	69,853	—	45,561	6,242
Adjusted net loss	(77,831)	(92,642)	(52,922)	(7,251)

Key Components of Results of Operations

Net Revenues

We generate net revenues primarily from offline marketing service, referral services for commercial bank, online marketing services and other services. We also historically generated net revenues from referral services for a commercial bank. In 2022, 2023 and 2024, our net revenues were RMB183.2 million, RMB162.4 million and RMB49.2 million (US$6.7 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the years indicated.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Offline marketing services
Auto show	53,962	29.5	111,349	68.6	20,545	2,815	41.8
Special promotion events	1,609	0.9	3,166	1.9	224	31	0.5
Referral service for commercial bank	44,202	24.1	2,572	1.6	—	—	—
Online marketing services	50,757	27.7	23,411	14.4	8,222	1,126	16.7
Social CRM cloud services	11,760	6.4	8,282	5.1	9,026	1,237	18.4
Referral service for distribution platform	9,684	5.3	9,457	5.8	7,667	1,050	15.6
Other services	11,214	6.1	4,130	2.6	3,492	478	7.0
Total net revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0

Offline marketing services revenue

Our offline marketing services revenue primarily consists of revenues from auto shows and special promotion events.

Auto shows

We typically generate net revenues from industry customers that pay for booth spaces in our and the VIEs’ auto shows. In 2022, 2023 and 2024, net revenues generated from our auto shows were RMB54.0 million, RMB111.3 million and RMB20.5 million (US$2.8 million), respectively, representing 29.5%, 68.6% and 41.8% of our net revenues for the same periods, respectively.

Special promotion event services

We and the VIEs began to provide special promotion event services to industry customers in January 2019 to better support them in organizing their special promotion events. We and the VIEs primarily provide a series of integrated services, such as event planning and executing, marketing training and onsite coaching. In 2022, 2023 and 2024, we facilitated 90, 750 and 18 special promotion events through our and the VIEs’ services, respectively. We typically generate net revenues by charging industry customers fixed service fees per event. In 2022, 2023 and 2024, net revenues from special promotion events were RMB1.6 million, RMB3.2 million and RMB0.2 million (US$31 thousand), representing 0.9%, 1.9% and 0.5% of our net revenues, respectively.

Referral service for a commercial bank

In October 2019, we commenced our referral services in collaboration with a commercial bank, where we and the VIEs facilitate the bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. We generate income from charging the bank service fees for approved loan applications. In 2022, 2023 and 2024, net revenues generated from referral service for the commercial bank were RMB44.2 million, RMB2.6 million and nil, respectively, representing 24.1%, 1.6% and nil of our net revenues for the same periods, respectively. We had ceased operation of the referral services since April 1, 2022.

Online marketing services

We and the VIEs commenced live streaming promotion events services in the first quarter of 2020. For the live streaming promotion events services, we and the VIEs hold promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”) to facilitate transactions between consumers and our and the VIEs’ industry customers. We and the VIEs charge a fixed admission fee per event from industry customers for our live streaming promotion events services. We generated net revenues from online marketing services of approximately RMB50.8 million, RMB23.4 million and RMB8.2 million (US$1.1 million) in 2022, 2023 and 2024, representing 27.7%, 14.4% and 16.7% of our net revenues for the same periods, respectively.

Social CRM cloud services

On January 13, 2020, we and the VIEs completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. We generated net revenues from SaaS of approximately RMB11.8 million, RMB8.3 million and RMB9.0 million (US$1.2 million) in 2022, 2023 and 2024, representing 6.4%, 5.1% and 18.4% of our net revenues for the same periods, respectively.

Referral service for distribution platform

We and the VIEs also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu. We generated net revenues from referral service for distribution platform of approximately RMB9.7 million, RMB9.5 million and RMB7.7 million (US$1.1 million) in 2022, 2023 and 2024, representing 5.3%, 5.8% and 15.6% of our net revenues for the same periods, respectively.

Other services

Other services primarily include (1) marketing information services, where we and the VIEs charge service fees based on the quantity of consumers’ demand information delivered; (2) aftermarket promotion service, where we provide aftermarket promotion service to support auto dealers’ aftermarket promotion events during a period; and (3) proxy advertising services, where we and the VIE’s clients pays for ads posting to promote their brand images. We generated net revenues from other services of approximately RMB11.2 million, RMB4.1 million and RMB3.5 million (US$0.5 million) in 2022, 2023 and 2024, representing 6.1%, 2.6% and 7.0% of our net revenues for the same periods, respectively.

Cost of Revenues

Our cost of revenues consists of (1) venue set-up costs, (2) venue rental costs, and (3) other direct costs. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for the years indicated.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0
Cost of revenues:
Venue set-up costs	6,505	3.6	14,391	8.9	1,723	236	3.5
Venue rental costs	9,522	5.2	20,605	12.7	2,477	339	5.0
Other direct costs	54,510	29.7	33,946	20.9	11,396	1,562	23.2
Total cost of revenues	70,537	38.5	68,942	42.5	15,596	2,137	31.7

Venue set-up costs

We and the VIEs engage third-party service providers to assemble exhibition booths and coordinate maintenance issues with participating industry customers. In exchange, we and the VIEs pay these service providers service fees, which we recognize as venue set-up costs after the relevant services are rendered. Our venue set-up costs were RMB6.5 million, RMB14.4 million and RMB1.7 million (US$0.2 million) in 2022, 2023 and 2024, respectively.

Venue rental costs

We and the VIEs use venues owned by third-party property owners for our and the VIEs’ auto shows and pay these property owners rental fees which we recognize as venue rental costs at the end of the rental period. The amount of rent primarily depends on the venue’s location and size. Our venue rental costs were RMB9.5 million, RMB20.6 million and RMB2.5 million (US$0.3 million) in 2022, 2023 and 2024, respectively.

Other direct costs

Other direct costs primarily include costs related to the planning and organization of our and the VIEs’ offline and online events, such as security costs, direct labor costs and information acquisition costs. Information acquisition costs primarily related to costs incurred for acquiring vehicle sales leads. In 2022, 2023 and 2024, our other costs were RMB54.5 million, RMB33.9 million and RMB11.4 million (US$1.6 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB112.7 million, RMB93.4 million and RMB33.6 million (US$4.6 million) in 2022, 2023 and 2024, respectively, and our gross profit margin was 61.51%, 57.5% and 68.3% in 2022, 2023 and 2024, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of net revenues, for the years indicated.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0
Operating expenses:
Selling and marketing expenses	127,696	69.7	157,004	96.7	54,481	7,464	110.8
General and administrative expenses	64,708	35.3	44,666	27.5	53,101	7,275	108.0
Research and development expenses	19,799	10.8	11,267	6.9	11,890	1,629	24.2
Impairment of long-lived assets	19,743	10.8	1,515	0.9	4,048	555	8.2
Total operating expenses	231,946	126.6	214,452	132.0	123,520	16,923	251.2

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

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0
Selling and marketing expenses:
Advertising and promotion expense	57,562	31.4	98,490	60.7	16,792	2,300	34.1
Sales staff compensation	59,667	32.6	43,964	27.1	30,006	4,111	61.0
Others	10,467	5.7	14,550	8.9	7,683	1,053	15.7
Total selling and marketing expenses	127,696	69.7	157,004	96.7	54,481	7,464	110.8

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

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	183,188	100.0	162,367	100.0	49,176	6,737	100.0
General and administrative expenses:
Administrative staff compensation	17,741	9.7	16,688	10.3	14,237	1,950	29.0
Professional service expenses	24,111	13.2	16,517	10.2	18,700	2,562	38.0
Office expenses	9,500	5.2	4,279	2.6	1,186	162	2.4
Others	13,356	7.2	7,182	4.4	18,978	2,601	38.6
Total general and administrative expenses	64,708	35.3	44,666	27.5	53,101	7,275	108.0

Research and development expenses

Research and development expenses consist primarily of compensation for research and development personnel. We recorded research and development expenses of RMB19.8 million, RMB11.3 million and RMB11.9 million (US$1.6 million) in 2022, 2023 and 2024, respectively, accounting for 10.8%, 6.9% and 24.2% of our net revenues in the same periods, respectively.

Impairment of long-lived assets

Impairment of long-lived assets was in relation to property, equipment and software, intangible assets and right-of-use assets. We recorded impairment of long-lived assets of RMB19.7 million, RMB1.5 million and RMB4.0 million (US$0.6 million) in 2022, 2023 and 2024, respectively, accounting for 10.8%, 0.9% and 8.2% of our net revenues in the same periods, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

New York

Commencing from the year of assessment 2024, the New York’s statutory income tax rate is 8%.

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

PRC

Our subsidiaries and the VIEs are incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the modified PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Preferential tax treatments are granted to enterprises qualified as high and new technology enterprise (“HNTE”). In 2018, our subsidiary, TuanYuan, and the VIE, TuanChe Internet, were accredited as HNTEs, and their HNTE qualifications were renewed in 2024 for three years, which entitled them to the preferential enterprise income tax rate of 15% from 2024 to 2026, if TuanYuan and TuanChe Internet successfully meet the criteria of HNTE each year. In 2019, the VIE, Drive New Media, was accredited as HNTE and renewed its qualification in 2022 for three years, which entitled Drive New Media to the preferential enterprise income tax rate of 15% from 2022 to 2024, if Drive New Media successfully meets the criteria of HNTE each year. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to renew or retain any preferential tax treatments that are available in China could adversely affect our and the VIEs’ results of operations and financial condition.”

Our subsidiaries and the VIEs are subject to value-added tax at a rate of 6% on the services they provide, less any deductible value-added tax they have already paid or borne. Our subsidiaries and the VIEs are also subject to surcharges on value-added tax payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties (“SAT Circular 60”), which became effective in November 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (“SAT Circular 35”). SAT Circular 35 became effective on January 1, 2020 and superseded SAT Circular 60 on the same date. Compared to SAT Circular 60, SAT Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. Accordingly, TuanChe Information Limited and Long Ye Information Technology Limited, our Hong Kong subsidiaries, may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements, we have been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	183,188	162,367	49,176	6,737
Cost of revenues	(70,537)	(68,942)	(15,596)	(2,137)
Gross profit	112,651	93,425	33,580	4,600
Total operating expenses	(231,946)	(214,452)	(123,520)	(16,923)
Net loss	(166,490)	(82,971)	(187,991)	(25,756)
Net loss attributable to the TokenCat Limited’s ordinary shareholders per share	—	—	—	—
Basic and diluted	(0.52)	(0.20)	(0.36)	(0.05)
Weighted average number of ordinary shares
Basic and diluted	319,539,180	406,802,365	520,221,825	520,221,825
Non-GAAP Financial Data (1)
Adjusted EBITDA	(73,420)	(92,499)	(51,923)	(7,114)
Adjusted net loss	(77,831)	(92,642)	(52,922)	(7,251)

(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

●	Our net revenues decreased by 69.7% from RMB162.4 million in 2023 to RMB49.2 million (US$6.7 million) in 2024, primarily representing the decreases in net revenues from auto show services and online marketing services.

●	Net revenues from auto show services decreased significantly from RMB111.3 million in 2023 to RMB20.5 million (US$2.8 million) in 2024, primarily due to auto show services has shifted from independent operation to agency operation.

●	Net revenues from special promotion event services decreased significantly from RMB3.2 million in 2023 to RMB0.2 million (US$31 thousand) in 2024, primarily due to the decrease in the number of special promotion events as a result of customer budget reduction.

●	Net revenues from referral service for a commercial bank decreased significantly from RMB2.6 million in 2023 to nil in 2024, primarily because we ceased operation of the referral services since April 1, 2022.

●	Net revenues from our online marketing services decreased by 64.9% from approximately RMB23.4 million in 2023 to RMB8.2 million (US$1.1 million) in 2024, primarily due to the decrease in live streaming events held by us and the VIEs as we and the VIEs re-negotiated with key customers about the future cooperation plan, and during such re-negotiation process, our and the VIEs’ live streaming events witnessed a decrease in business volume.

●	Net revenues from social CRM cloud services increased by 9.0% from approximately RMB8.3 million in 2023 to RMB9.0 million (US$1.2 million) in 2024.

●	Net revenues from referral service for distribution platform services decreased by 18.9% from approximately RMB9.5 million in 2023 to RMB7.7 million (US$1.1 million) in 2024, primarily due to the reduced market demand.

●	Net revenues from other services decreased by 15.4% from approximately RMB4.1 million in 2023 to RMB3.5 million (US$0.5 million) in 2024, primarily due to the decrease in marketing information service.

Cost of Revenues

●	Our cost of revenues decreased by 77.4% from RMB68.9 million in 2023 to RMB15.6 million (US$2.1 million), primarily due to the following reasons.

●	Our venue set-up costs decreased significantly from RMB14.4 million in 2023 to RMB1.7 million (US$0.2 million) in 2024, primarily due to auto show services has shifted from independent operation to agency operation.

●	Our venue rental costs decreased significantly from RMB20.6 million in 2023 to RMB2.5 million (US$0.3 million) in 2024, primarily due to auto show services has shifted from independent operation to agency operation.

●	Our other direct costs decreased significantly from RMB33.9 million in 2023 to RMB11.4 million (US$1.6 million) in 2024, primarily due to a decrease in information acquisition costs in connection with our and the VIEs’ online marketing services and auto show services has shifted from independent operation to agency operation.

Gross Profit

As a result of the foregoing, our gross profit decreased by 64.1% from RMB93.4 million in 2023 to RMB33.6 million (US$4.6 million) in 2024.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses decreased by 65.3% from RMB157.0 million in 2023 to RMB54.5 million (US$7.5 million) in 2024, primarily due to a decrease in promotion expenses, as a result of decreased volume of offline events.

Our advertising and promotion expenses decreased by 83.0% from RMB98.5 million in 2023 to RMB16.8 million (US$2.3 million) in 2024, primarily due to decreased volume of offline events.

Our sales staff compensation expenses decreased by 31.7% from RMB44.0 million in 2023 to RMB30.0 million (US$4.1 million) in 2024, primarily due to the reduction in headcount and improved workforce structure.

Our selling and marketing expenses as a percentage of total net revenues increased from 94.4% in 2023 to 110.8% in 2024, because the decrease in our net revenues outpaced the decrease of our selling and marketing expenses.

General and administrative expenses

Our general and administrative expenses increased by 18.9% from RMB44.7 million in 2023 to RMB53.1 million (US$7.3 million) in 2024, primarily due to (1) an increase in the administrative staff compensation expenses, as a result of the increase in share-based compensation expenses, (2) an increase in allowance for doubtful accounts, and (3) an increase in professional service expenses in connection with the October 2024 Offering. General and administrative expenses, as a percentage of total net revenues, increased from 27.5% in 2023 to 108.0% in 2024, primarily due to the increase in general and administrative expenses and the decrease in net revenues.

Research and Development Expenses

Our research and development expenses increased by 5.5% from RMB11.3 million in 2023 to RMB11.9 million (US$1.6 million) in 2024, primarily due to the increase in the staff compensation expenses, as a result of the increase in share-based compensation expenses.

Impairment of long-lived assets

Impairment of long-lived assets increased from RMB1.5 million in 2023 to RMB4.0 million (US$0.6 million) in 2024, primarily due to an increase in impairment loss of RMB3.5 million in relation to right-of-use assets.

Operating Loss

As a result of the foregoing, our operating loss remained relatively stable at RMB121.0 million in 2023 and RMB89.9 million (US$12.3 million) in 2024.

Other income/(expenses) primarily include interest expense, government grants, impairment of goodwill and change in fair value of warrant liability.

Net Loss

As a result of the foregoing, we had net loss of RMB80.4 million and RMB188.0 million (US$25.8 million) in 2023 and 2024, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

●	Our net revenues decreased by 9.3% from RMB183.2 million in 2022 to RMB162.4 million in 2023, primarily representing the decreases in net revenues from referral service for a commercial bank and online marketing services, partially offset by the increase in net revenues from auto show services.

●	Net revenues from auto show services increased significantly from RMB54.0 million in 2022 to RMB111.3 million in 2023, primarily due to the increase in the number of offline activities as a result of the relief of pandemic restrictions. In 2022 and 2023, we organized 150 and 299 auto shows in 76 and 81 cities, offering a total of 2,868 and 7,144 booths, respectively.

●	Net revenues from special promotion event services increased by 96.8% from RMB1.6 million in 2022 to RMB3.2 million in 2023, primarily due to the increase in the number of special promotion events as a result of the relief of pandemic restrictions. In 2022 and 2023, we facilitated 90 and 750 special promotion events for our industry customers, respectively.

●	Net revenues from referral service for a commercial bank decreased by 94.2% from RMB44.2 million in 2022 to RMB2.6 million in 2023, primarily because we ceased operation of the referral services since April 1, 2022.

●	Net revenues from our online marketing services decreased by 53.9% from approximately RMB50.8 million in 2022 to RMB23.4 million in 2023, primarily due to the decrease in live streaming events held by us and the VIEs as we and the VIEs re-negotiated with key customers about the future cooperation plan, and during such re-negotiation process, our and the VIEs’ live streaming events witnessed a decrease in business volume.

●	Net revenues from other services decreased by 33.0% from approximately RMB32.7 million in 2022 to RMB21.9 million in 2023, primarily due to the cessation of the aftermarket promotion service in 2023.

Cost of Revenues

●	Our cost of revenues decreased by 2.3% from RMB70.5 million in 2022 to RMB68.9 million, primarily due to the following reasons.

●	Our other direct costs decreased by 37.7% from RMB54.5 million in 2022 to RMB33.9 million in 2023, primarily due to a decrease in information acquisition costs in connection with our and the VIEs’ online marketing services.

●	Our venue set-up costs increased significantly from RMB6.5 million in 2022 to RMB14.4 million in 2023, generally in line with the increases in net revenues from auto show services and special promotion event services.

●	Our venue rental costs increased significantly from RMB9.5 million in 2022 to RMB20.6 million in 2023, primarily due to an increase in the number of auto shows we organized and set up from 150 in 2022 to 299 in 2023.

Gross Profit

As a result of the foregoing, our gross profit decreased by 17.1% from RMB112.7 million in 2022 to RMB93.4 million in 2023.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses increased by 23.0% from RMB127.7 million in 2022 to RMB157.0 million in 2023, primarily due to an increase in promotion expenses, as a result of increased volume of offline events.

Our advertising and promotion expenses increased by 71.1% from RMB57.6 million in 2022 to RMB98.5 million in 2023, primarily due to increased volume of offline events. The number of organized auto shows increased from 150 in 2022 to 299 in 2023.

Our sales staff compensation expenses decreased by 26.3% from RMB59.7 million in 2022 to RMB44.0 million in 2023, primarily due to the reduction in headcount and improved workforce structure.

Our selling and marketing expenses as a percentage of total net revenues increased from 69.7% in 2022 to 94.4% in 2023, because the increase of our selling and marketing expenses outpaced the increase in our net revenues, primarily due to an increase in promotion expenses as a result of the increase in the number of offline events held by us and the VIEs.

General and administrative expenses

Our general and administrative expenses decreased by 31.0% from RMB64.7 million in 2022 to RMB44.7 million in 2023, primarily due to (1) a decrease in the administrative staff compensation expenses, as a result of the reduction in headcount and improved workforce structure, (2) a decrease in allowance for doubtful accounts, as a result of strengthened collection efforts of accounts receivable and (3) a decrease in professional service expenses in connection with the November 2022 Offering. General and administrative expenses, as a percentage of total net revenues, decreased from 35.3% in 2022 to 27.5% in 2023, primarily due to the decrease in general and administrative expenses.

Research and Development Expenses

Our research and development expenses decreased by 43.1% from RMB19.8 million in 2022 to RMB11.3 million in 2023, primarily due to the decrease in the staff compensation expenses, as a result of the reduction in headcount and improved workforce structure.

Impairment of long-lived assets

Impairment of long-lived assets decreased from RMB19.7 million in 2022 to RMB1.5 million in 2023, primarily due to (1) a decrease in impairment loss of RMB1.1 million in relation to property, equipment and software, (2) a decrease in impairment loss of RMB1.5 million in relation to right-of-use assets, and (3) a decrease in impairment loss of RMB15.6 million in relation to intangible assets.

Operating Loss

As a result of the foregoing, our operating loss remained relatively stable at RMB119.3 million in 2022 and RMB121.0 million in 2023.

Other income/(expenses) primarily include government grants and VAT refunds, change in fair value of warrant liability.

Net Loss

As a result of the foregoing, we had net loss of RMB166.5 million and RMB80.4 million in 2022 and 2023, respectively.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering, the November 2022 Offering, October 2024 Offering and loans from banks.

As of December 31, 2023 and 2024, we had RMB9.6 million and RMB6.3 million (US$0.9 million), respectively, in cash and cash equivalents. As of December 31, 2023 and 2024, we held a cash balance of RMB3.0 million and RMB4.6 million (US$0.6 million) denominated in U.S. dollars, respectively. As of the same dates, we held a cash balance of RMB6.6 million and RMB1.7 million (US$0.2 million) denominated in RMB, respectively, representing 68.5% and 27.0% of our total cash and cash equivalents, respectively. We did not have time deposits as of December 31, 2023 and 2024, respectively.

We have incurred recurring operating losses since our inception, including net losses of RMB166.5 million, RMB83.0 million and RMB188.0 million (US$25.8 million) in 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB109.7 million, RMB74.9 million and RMB34.7 million (US$4.8 million) in 2022, 2023 and 2024, respectively. Accumulated deficit was RMB1,421.1 million (US$194.7 million) as of December 31, 2024. As of December 31, 2024, we had net current liability of RMB65.0 million (US$8.9 million). The COVID-19 pandemic, especially the resulting high cancellation rate of scheduled offline auto shows, negatively impacted our business operations in 2021 and 2022. Currently, although the restrictive measures in relation to the COVID-19 pandemic have been lifted, our financial condition has been materially and adversely impacted by the COVID-19 pandemic in the past two years, and we need to improve our operational and financial performance gradually by implementing our management plans. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of equity and debt financing to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of improving staff efficiency, pursuing cooperation opportunities in the electric vehicles industry, and pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, our management believes that our current cash and cash equivalents, time deposits and anticipated cash flow from operations upon successful execution of our business plans and financing plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(109,679)	(74,892)	(34,722)	(4,755)
Net cash used in investing activities	(212)	—	(19)	(3)
Net cash generated from financing activities	91,241	13,972	30,159	4,131
Effect of exchange rate effect on cash and cash equivalents	(1,805)	70	(1,071)	(147)
Net decrease in cash, cash equivalents and restricted cash	(20,455)	(60,850)	(5,653)	(774)
Cash and cash equivalents, and restricted cash at beginning of the period	97,298	76,843	15,993	2,191
Cash and cash equivalents, and restricted cash at end of the period	76,843	15,993	10,340	1,417

Operating Activities

Cash used in operating activities was RMB34.7 million (US$4.8 million) in 2024. In 2024, the difference between our cash used in operating activities and our net loss of RMB188.0 million (US$25.8 million) resulted primarily from (1) changes in fair value of warrant liability of RMB57.1 million (US$7.8 million), (2) provisions for goodwill impairment of RMB45.6 million (US$6.2 million), (3) share-based compensation of RMB28.4 million (US$1.3 million), (4) a decrease in accounts and notes receivable of RMB13.1 million (US$1.8 million), (5) an increase in other current liabilities of RMB9.3 million (US$1.3 million), (6) allowance of doubtful accounts of RMB6.9 million (US$0.9 million), (7) an increase in in advance from customers of RMB4.7 million (US$0.6 million), (8)provisions for long-lived asset impairment of RMB4.0 million (US$0.6 million) and (9) an increase in accounts payable of RMB3.5 million (US$0.5 million), partially offset by (1) a decrease in salary and welfare benefits payable of RMB11.5 million(US$1.6 million), (2) an increase in prepayment and other current assets of RMB2.4 million (US$0.3 million), (3) a decrease in other taxes payable of RMB2.3 million (US$0.3 million), and (4) other income on reverse of unpaid tax of RMB2.1 million (US$0.3 million).

Cash used in operating activities was RMB74.9 million in 2023. In 2023, the difference between our cash used in operating activities and our net loss of RMB83.0 million resulted primarily from (1) a decrease in prepayment and other current assets of RMB26.8 million, (2) a decrease in accounts and notes receivable of RMB20.4 million, (3) share-based compensation of RMB9.5 million, (4) allowance of doubtful accounts of RMB4.8 million, and (5) impairment of long-lived asset of RMB1.5 million, partially offset by (1) changes in fair value of warrant liability of RMB20.7 million, (2) a decrease in salary and welfare benefits payable of RMB15.9 million, (3) other income on reverse of unpaid tax of RMB8.8 million, (4) a decrease in other taxes payable of RMB3.7 million, (5) a decrease in accounts payable of RMB3.3 million and (6) a decrease in other current liabilities of RMB3.0 million.

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

Investing Activities

Net cash used in investing activities was RMB19 thousand (US$3 thousand) in 2024, representing purchase of property, equipment and software.

Net cash used in and generated from investing activities was nil in 2023.

Net cash used in investing activities was RMB0.2 million in 2022, representing purchase of property, equipment and software.

Financing Activities

Net cash generated from financing activities was RMB30.2 million (US$4.1 million) in 2024, primarily due to (1) net proceeds after deducting placement agent fee and offering expenses from the October 2024 Offering of approximately RMB0.7 million and (2) proceeds from borrowings of RMB38.8 million (US$5.3 million), partially offset by cash repayments of borrowings of RMB15.8 million (US$2.2 million).

Net cash generated from financing activities was RMB14.0 million in 2023, primarily due to proceeds from borrowings of RMB20.4 million, partially offset by cash repayments of borrowings of RMB6.4 million.

Net cash generated from financing activities was RMB91.2 million in 2022, primarily due to (1) net proceeds after deducting placement agent fee and offering expenses from the November 2022 Offering of approximately RMB93.5 million and (2) proceeds from borrowings of RMB6.2 million, partially offset by cash repayments of short-term borrowings of RMB8.5 million.

Indebtedness

For details of our outstanding borrowings as of December 31, 2023 and 2024, see Notes 13 and 15 to the consolidated financial statements included in this annual report.

Capital Expenditures

We incurred capital expenditures of RMB0.2 million, nil and RMB19 thousand in 2022, 2023 and 2024, respectively, primarily in connection with the purchase of property, equipment and software and our and the VIEs’ office refurbishment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

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

Contractual Obligations

We lease office spaces and venues for auto shows under non-cancelable operating lease agreements, which expire at various dates through February 2027. As of December 31, 2024, future minimum payments under non-cancelable operating lease agreements were as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	More than 3 years
	(RMB in thousands)
Office spaces and venues for auto shows(1)	7,076	3,649	3,427	—

(1)	Represents minimum payments under non-cancelable operating lease agreements related to our office spaces and venues for auto shows.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The auto show business has been fully transformed into an agency model in July 2024. The Group’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now the Group entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

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

Social CRM cloud services revenue

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

Referral service for distribution platform revenue

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

Other revenue

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

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pays for ads posting to promote their brand images. The Group connect demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

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

Assumptions Used. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance. We recognized RMB1.4 million and RMB3.6 million in allowance for credit loss on accounts receivable for the years ended December 31, 2023 and 2024, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2023 and 2024 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that we have one reporting unit within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more likely than not that the fair value of the reporting unit is less than its carrying amount as of December 31, 2023 and 2024. Therefore, management performed quantitative assessment and recognized RMB69.9 million, nil and RMB45.6 million in impairment loss for the years ended December 31, 2022, 2023 and 2024, respectively.

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

We primarily consider the following factors when evaluating impairment:

significant underperformance relative to projected operating results;

significant changes in the overall business strategy;

significant adverse changes in legal or business environment; and

significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized RMB19.7 million, RMB1.5 million and RMB4.0 million (US$0.6 million) in impairment loss related to long-lived assets in 2022, 2023 and 2024, respectively. Specifically, the impairment loss of RMB1.5 million in 2023 related to right-of-use assets, and the impairment loss of RMB4.0 million (US$0.6 million) in 2024 related to right-of-use assets and other non-current assets.

Future cash flow assumptions. We performed qualitative analysis regarding the existence of impairment indicators pursuant to ASC 360-10-35-21 and concluded that there are indicators that the asset group might be impaired mainly due to recurring net losses and operating cash out-flows for the years ended December 31, 2024. Thus, we performed the quantitative asset group impairment testing by calculating the undiscounted cash flow to test for recoverability. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

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

As of December 31, 2023 and 2024, we had RMB4.0 million and RMB68.6 million (US$9.4 million) of warrant liability. We recognized RMB11.2 million, RMB20.7 million and RMB57.1 million (US$7.8 million) in gain in fair value of warrant liability in 2022, 2023 and 2024, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Wei Wen	49	Chief Executive Officer and Chairman
Guangsheng Liu	41	Co-Chief Executive Officer and Director
Simon Li	40	Chief Financial Officer
Jianchen Sun	47	President
Jintao Lin	37	Independent Director
Wentao Deng	37	Independent Director
Yicheng Yang	32	Independent Director
Hui Yuan	48	Chief Operating Officer

Wei Wen is our co-founder and has been serving as the chairman of our board of directors and our chief executive officer since our inception, and has served as our acting chief financial officer since February 2023. Mr. Wen oversees our overall strategies and business operations. Prior to founding Token Cat, Mr. Wen had over ten years of entrepreneurial experience in the information technology and automotive industries. He founded Bright Sunshine Technology Co., Ltd., a communication services provider which established one of the earliest Chinese ride-hailing platforms, in 2000; Beijing Puhua Hengxin Consulting Co., Ltd., an enterprise training company, in 2002; Beijing Yiyang Online Internet Service Center, a communication services provider, in 2003; and Beijing Guoyuan Innovative Technology Co., Ltd., an electronic device company, in 2006. Before he started his own companies, Mr. Wen was a channel manager of Mitsubishi Electric Shanghai. Mr. Wen received a bachelor’s degree in industrial foreign trade from Beijing Jiaotong University.

Guangsheng Liu has served as a Senior Partner of Jingdong Medicine since December 2015. From December 2013 to December 2015, he served as the Chief Technology Officer of Beijing Dream Castle Information Technology Co., Ltd. Mr. Deng also served as the Chief Technology Officer of Beijing Beisheng Tiandi Petroleum Technology Development Co., Ltd. from July 2008 to December 2013. Mr. Liu attended Inner Mongolia University of Finance and Economics and received his bachelor’s degree in Computer Science and Technology in 2008.

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

Jianchen Sun is our co-founder and president. Prior to joining us, Mr. Sun held multiple positions including regional manager, channel manager, general manager of communication division and deputy general manager, in Changzhou Huaxin Electric Appliance Research Institute, Yiyang Group, Changzhou Boyun Communication Technology Co., Ltd., and Beijing Guoyuan Innovative Technology Co., Ltd., respectively. Mr. Sun received a bachelor’s degree in international economics and trade from Renmin University of China.

Jintao Lin is currently the chief financial planner of Bluestone Economic Company where he engaged in financial management and planning, optimized the financial structure, and managed to increase to the investment value. From August 2014 to August 2016, he worked as the chief senior economist at Zhongtai International Company, where he formulated corporate strategy, managed team development and coordinated the risk assessment system. Mr. Lin attended South China Normal University from September 2011 to June 2014, and received his bachelor’s degree in finance.

Wentao Deng has served as the Founder of Shenzhen Yucai Consulting Management Co., Ltd. since June 2016. From October 2015 to May 2016, Mr. Deng served as the Chief Financial Officer of Xiaoke Internet Financial Services Co., Ltd. Mr. Deng attended Jiangnan University and received his bachelor’s degree in Accounting in 2014.

Yicheng Yang was the deputy manager at Dark Pool Asset Management from June 2018 to April 2020, where he maintained equity pledges and supervised assets management. From November 2017 to February 2016, he was a director of securities department at Bluestone Securities (New Zealand) Limited, where he managed the sales team, developed and coordinated the complete closed-loop process of compliance, risk control, settlement and customer service. Mr. Yang attended Jiangsu University of Science and Technology and received his bachelor’s degree in mechanical design, manufacturing and automation. He attended Singapore Management University and received his master’s degree of science in international trading.

Hui Yuan has been serving as our chief operating officer since May 2019. Mr. Yuan has over 20 years of experience in China’s automotive industry with expertise in the management of product development, operations, sales, and marketing. Prior to joining Token Cat, Mr. Yuan co-founded XiongmaoCar and served as a Vice President of Bitauto Holdings Limited (NYSE: BITA). Before launching his career in the automotive industry, Mr. Yuan also held product R&D positions in several Chinese internet companies, including Dangdang.com.

B. Compensation

Compensation of Directors and Executive Officers

In 2024, the aggregate cash compensation to directors and executive officers was approximately RMB2.9 million (US$0.4 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “-Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

We adopted the 2018 Plan to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2018 Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of the date of this annual report, all ordinary shares have been granted and there are 4,305,000 restricted shares outstanding under the 2018 Plan.

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

2023 Share Incentive Plan

On March 13, 2023, we adopted our 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2023 Plan to our employees, directors and consultants. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, all restricted shares have been issued and granted, there are 21,600,000 restricted shares outstanding under the 2023 Plan.

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

2024 Share Incentive Plan

On February 10, 2025, we adopted our 2024 Share Incentive Plan (the “2024 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2024 Plan to our employees, directors and consultants. Under the 2024 Plan, a total of 105,874,468 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, there were 0 restricted shares issued and 0 restricted shares outstanding under the 2024 Plan.

The following paragraphs describe the principal terms of the 2024 Plan:

Types of awards. The 2024 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. The 2024 Plan shall be administered by the board or a committee of one or more members of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the board members who are not on the committee.

Award agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Plan. The committee, with the prior approval of the board, may terminate, amend or modify the 2024 Plan, subject to some limitations.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of March 28, 2025 pursuant to the 2018 Plan, 2023 Plan and 2024 Plan.

Number of
Restricted
	Shares Awarded(1)	Grant Date
Directors and Executive Officers
June 15, 2018
Wei Wen	*	July 1, 2018
Simon Li	*	June 15, 2023
June 15, 2018
Jianchen Sun	*	July 1, 2018
July 1, 2019
Hui Yuan	*	July 1, 2020
*
	-	-
Total	13,509,456

*	Less than 1% of our total outstanding shares on an as-converted basis.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “-Equity Incentive Trust.”

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated June 13, 2018 among us, The Core Trust Company Limited, as the trustee, and Best Cars Limited, as a nominee. Best Cars Limited, a company organized and existing under the laws of the British Virgin Islands, is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong. The registered office of Best Cars Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Through the equity incentive trust, our Class A ordinary shares underlying equity awards granted pursuant to our 2018 Plan may be provided to certain of recipients of such equity awards. As of March 28, 2025, Best Cars Limited held 6,663,321 Class A ordinary shares pursuant to our 2018 Plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the Class A ordinary shares underlying the relevant equity awards to such grant recipient.

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

Audit Committee. Our audit committee consists of Mr. Yicheng Yang, Mr. Jintao Lin and Mr. Wentao Deng and is chaired by Mr. Jintao Lin. Each of the members of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.”

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

Compensation Committee. Our compensation committee consists of Mr. Wei Wen, Mr. Jintao Lin and Mr. Wentao Deng, and is chaired by Mr. Wei Wen. Mr. Wentao Deng and Mr. Jintao Lin satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yicheng Yang and Mr. Wentao Deng, and is chaired by Mr. Wentao Deng. Mr. Wentao Deng and Mr. Yicheng Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

D. Employees

As of December 31, 2022, 2023 and 2024, we had 431, 324 and 116 full-time employees. The following table sets forth the numbers of our and the VIEs’ full-time employees by functions as of the dates indicated.

	As of the December 31,
	2022	2023	2024
Sales and marketing	329	252	70
General and administrative	58	44	37
Research and development	44	28	9
Total	431	324	116

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

Due to the COVID-19 outbreak, we and the VIEs’ implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back recruitment budget and employee size, in 2022, 2023 and 2024. For more details, see “Item 3. Key Information-Risk Factors-Risks Related to Our Business and Industry-Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 28, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 705,829,791 ordinary shares outstanding as March 28, 2025, including (1) Class A ordinary shares, including the 6,663,321 Class A ordinary shares held by Best Cars Limited, the nominee of our equity incentive trust that, although legally issued and outstanding, are not deemed as outstanding from an accounting perspective and (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% ††
Directors and Executive Officers**
Wei Wen (1)	4,687,164	55,260,580	7.88%	88.75%
Jianchen Sun (2)	14,130,672	-	1.86%	*
Hui Yuan	*	-	*	*
Guangsheng Liu	-	-	-	-
Simon Li	*	-	*	-
Jintao Lin	-	-	-	-
Wentao Deng	-	-	-	-
Yicheng Yang	-	-	-	-
Directors and executive officers as a group	18,817,836	55,260,580	9.73%	88.98%
Principal Shareholders
WW Long Limited (3)	2,188,380	55,260,580	7.55%	88.71%
Sabby Volatility Warrant Master Fund, Ltd. (4)	37,978,409	-	4.99%	*

*	Less than 1% of our total outstanding shares as of March 28, 2025.

**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

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

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 28, 2025.

† †	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B is entitled to 100 votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 2,498,784 Class A ordinary shares held in the name of Mr. Wei Wen by Best Cars Limited, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of March 20, 2024, (ii) 2,188,160 Class A ordinary shares represented by ADSs by WW Long Limited, (iii) 220 Class A ordinary shares held by WW Long Limited, and (iv) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 2,810,672 Class A shares in the form of ADS, representing the number of restricted shares granted to Mr. Jianchen Sun that have vested or will vest within 60 days after March 20, 2024, and (ii) 11,320,000 Class A ordinary shares directly held by Sunzhiyuan Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Jianchen Sun. The registered office of Sunzhiyuan Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Represents 22,236,240 Class A Ordinary Shares, represented by 92,651 ADSs, ADS warrants to purchase up to 761,719 ADSs issued on October 28, 2024, and ADS warrants to purchase up to 7,589,347 ADSs issued on November 23, 2022, held by Sabby Volatility Warrant Master Fund, Ltd., as of the date of this annual report. All warrants contain blocker provisions such that they cannot be exercised to the extent such exercise would cause the holder, together with its affiliates, to beneficially own in excess of 4.99% of the Ordinary Shares outstanding. Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

As of March 28, 2025, a total of 625,379,977 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of the ADS program, representing 78.1% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies-Share-based Compensation.”

F. Disclosure of a Registrant’s Action to Recover Errorneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Respective Shareholders

We, through our WFOEs, entered into a series of contractual arrangements with the VIEs and their respective shareholders, which collectively allow us to (1) exercise significant influence over each of the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of the VIEs when and to the extent permitted by PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure-Our Contractual Arrangements.”

Outsourcing Agreement with STDC

In 2022, 2023 and 2024, we entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited (“STDC”), of which we own 49% equity interest. The outsourcing service expenses provided by STDC for us is RMB1.5 million, RMB4.0 million and RMB5.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. In 2023 and 2024, we entered into promotion service agreements with STDC, under which the promotion service expenses provided by us for STDC is RMB1.0 million and nil for the years ended December 31, 2023 and 2024. The prepayment balance is RMB1,125 and nil as of December 31, 2023 and 2024, respectively. The other current liabilities balance is nil and RMB813 as of December 31, 2023 and 2024, respectively.

Transaction with Mr. Wei Wen

In 2023, we provided RMB12.6 million to Mr. Wei Wen, the chairman of the board, the chief executive officer of our company, who used the fund to assist business development with third parties on behalf of our company, and Mr. Wei Wen repaid RMB12.5 million to us in 2023. In 2024, we received RMB9.1 million from Mr. Wen, which used for operations of the company. The other current liabilities balance due to CEO are nil and RMB9.1 million as of December 31, 2023 and 2024, respectively.

Transaction with Mr. Hui Yuan

On November 22, 2023, we received a loan of RMB1.5 million from the spouse of Mr. Hui Yuan, the chief operating officer of our company. The loan payable balance due to Mr. Hui Yuan’s spouse is RMB1.5 million and RMB1.0 million as of December 31, 2023 and 2024, respectively.

Private Placements

See “Item 4. Information on the Company-A. History and Development of the Company.”

Shareholders Agreement

See “Item 4. Information on the Company-A. History and Development of the Company.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Our subsidiaries and the VIEs in China are subject to restrictions on making dividends and other payments to us.”

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Eighth Amended and Restated Memorandum and Articles of Association, filed as Exhibit 99.1 of Form 6-K filed on February 10, 2025 with the Securities and Exchange Commission. Our shareholders adopted our eighth amended and restated memorandum and articles of association by a special resolution of the shareholders on February 10, 2025.

See Exhibit 2.4 to this annual report for a summary description of material rights and obligations of our securities provided under the currently effective memorandum and articles of association.

C. Material Contracts

We entered into a securities purchase agreement with certain accredited investors on November 21, 2022 to offer and sell (1) 3,654,546 ADSs, (2) the Pre-Funded Warrants to purchase 1,800,000 ADSs in lieu of the ADSs at an exercise price of US$0.001 per ADS, and (3) the Warrants to purchase up to 5,454,546 ADSs at an exercise price of US$2.75 per ADS (the “November 2022 Offering”). Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.001. The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$2.749. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each Warrant is exercisable for one ADS at an exercise price of US$2.75 per ADS. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. As of December 31, 2024, 1,800,000 pre-funded warrants had been exercised.

We entered into a securities purchase agreement with certain accredited investors on October 24, 2024 to offer and sell (1) 241,677 ADSs and 520,042 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 761,719 ADSs warrants to purchase ADSs(“Warrant”) (the “October 2024 Offering”). Each Warrant is exercisable to purchase one ADS for $1.45 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. As of December 31, 2024, 520,042 pre-funded warrants had been exercised.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions,” in this “Item 10. Additional Information-C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Currency Exchange.”

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

PRC Taxation

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Tax.”

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ended December 31, 2024 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the fiscal year ended December 31, 2024 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on NASDAQ. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “-PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

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

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “-PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Distributions

The taxation of a distribution received with respect to a Pre-Funded Warrants is unclear. It is possible such a distribution would be treated as a distribution as described above under “-Taxation of distributions on ADSs and ordinary shares” and “-Passive foreign investment company rules”, although other treatments may also be possible. Notwithstanding the foregoing, we do not believe that the Pre-Funded Warrants will be readily tradable on an established securities market in the United States and therefore we will not be a qualified foreign corporation with respect to distributions paid on the Pre-Funded Warrants, if any. U.S. Holders should consult their tax advisors regarding the proper treatment of any payments in respect of the Pre-Funded Warrants.

Sale or other taxable disposition of Pre-Funded Warrants

Upon the sale, exchange or other taxable disposition of a Pre-Funded Warrants, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (1) the amount of cash and the fair market value of any property received upon such taxable disposition, and (2) such U.S. Holder’s adjusted tax basis in the Pre-Funded Warrant. Such gain or loss generally will be taxed as described above under “-Sale or other disposition of ADSs or ordinary shares.” It is not entirely clear how various aspects of the rules described above in “-Passive foreign investment company rules” would apply to the sale of a Pre-Funded Warrants, including whether a U.S. Holder would be able to make a mark-to-market election or a qualified electing fund election with respect to its Pre-Funded Warrants. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Pre-Funded Warrants.

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

Certain adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs that will be issued on the exercise of the Pre-Funded Warrants, or an adjustment to the exercise price of the Pre-Funded Warrants, may be treated as a constructive distribution to U.S. Holders if, and to the extent that, such adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See above under “-Taxation of distributions on ADSs and ordinary shares,” “-Passive foreign investment company rules” and “-Taxation of the Pre-Funded Warrants-Distributions.”

Taxation of the Warrants

Sale or other taxable disposition of the Warrants

Upon the sale, exchange or other taxable disposition of a Warrant, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (1) the amount of cash and the fair market value of any property received upon such taxable disposition, and (2) such U.S. Holder’s adjusted tax basis in the Warrant. Such gain or loss generally will be taxed as described above under “-Sale or other disposition of ADSs or ordinary shares.” It is not entirely clear how various aspects of the rules described above in “-Passive foreign investment company rules” would apply to the sale of a Warrant. However, a U.S. Holder may not make a mark-to-market election or a qualified electing fund election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of Warrants and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized generally would be treated as an excess distribution, taxed as described above. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of Warrants.

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

Certain adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to U.S. Holders if, and to the extent that, such adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See above under “-Taxation of distributions on ADSs and ordinary shares” and “-Passive foreign investment company rules.”

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-227940), as amended, to register our ordinary shares in relation to our initial public offering.

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

I. Subsidiary Information

For a list of our significant subsidiaries, see “Item 4. Information on the Company-C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2023 and 2024, all of our cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management considers being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from our businesses. We perform ongoing credit evaluations of the financial condition of our customers. We establish a provision for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information.

Concentration Risk

We relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support our operations during the years ended December 31, 2022, 2023 and 2024. The number of advertising and promotional service providers accounting for more than 10% is two, two and four providers for the years ended December 31, 2022, 2023 and 2024, respectively.

There were two and one customers whose receivable balances exceeded 10% of our total accounts receivable balances as of December 31, 2023 and 2024, respectively.

There were two customers whose revenue accounted for 24.1% and 17.9%, respectively, of our total revenue for the year ended December 31, 2022. There was one customer whose revenue accounted for 16.1% of our total revenue for the year ended December 31, 2023. There was one customer whose revenue accounted for 7.9% of our total revenue for the year ended December 31, 2024.

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

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB15.8 million., RMB6.6 million and RMB5.7 million (US$0.8 million) as of December 31, 2022, 2023 and 2024 respectively.

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

D. American Depositary Shares

Fees and Expenses

The ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2024, we did not receive any additional payment from the Bank of New York Mellon.

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

The F-3 Registration Statement was declared effective by the SEC on September 8, 2022. On November 25, 2022, we completed the November 2022 Offering to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.3 million after deducting placement agent fee and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the November 2022 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2024, approximately US$13.3 million of the net proceeds from the November 2022 Offering was used for payment of professional fees, insurance fees and general corporate purposes.

On October 24, 2024, we completed the October 2024 Offering to certain institutional investors pursuant to a securities purchase agreement dated October 24, 2024, raising approximately US$0.7 million after deducting placement agent fee and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the October 2024 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2024, approximately US$0.1 million of the net proceeds from the October 2024 Offering was used for payment of professional fees, insurance fees and general corporate purposes. We intend to use the remainder of the proceeds from the October 2024 Offering as disclosed in the F-3 Registration Statement.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, one of which was first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of a proper and timely financial account closing procedures for certain expenditures which was first identified in the course of finding the misstatement that leads to the restatement in the course of preparing our consolidated financial statements for the years ended December 31, 2022. We do not believe that the material weaknesses had a significant impact on our financial reporting.

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

However, such remediation plans have been delayed in full implementation, in part, due to the negative impact on our business and operations by the outbreak of COVID-19 beginning in January 2020, and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2024.

We intend to remediate the material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Material weaknesses in our internal control over financial reporting have been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Since we qualified as a “non-accelerated filer” as defined in Rule 12b-2 under the Exchange Act as of December 31, 2024, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jintao Lin, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our current auditor, an independent registered public accounting firm, JWF Assurance PAC, and our previous auditor, an independent registered public accounting firm, Marcum Asia CPAs LLP, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2022	2023	2024
	(RMB in thousands)
Audit fees (1)	3,509	2,272	2,779

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 12, 2024, the audit committee (the “Audit Committee”) of the board of directors (“Board”) of Token Cat Limited (the “Company”, formerly known as TuanChe Limited) approved the dismissal of Marcum Asia CPAs LLP. (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective July 8, 2024. The auditor’s report of MarcumAsia on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report contained an uncertainty about the Company’s ability to continue as a going concern.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding MarcumAsia’s dismissal, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MarcumAsia would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding the dismissal of MarcumAsia, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, other than material weaknesses in the Company’s internal control over financial reporting, occurred within the two fiscal years of the Company ended December 31, 2022 and 2023 and subsequently up to the date of dismissal, the material weaknesses relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of a proper and timely financial account closing procedures for certain expenditures.

We furnished a copy of this disclosure to MarcumAsia and have requested that MarcumAsia furnish us with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from MarcumAsia, and a copy of the letter is filed with this report on Form 6-K as Exhibit 99.1.

On July 12, 2024, the Audit Committee approved the engagement of JWF Assurance PAC (“JWF”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2024.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding JWF’s engagement, the Company has not consulted with JWF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that JWF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

●	We do not intend to follow Nasdaq’s requirements regarding holding an annual meeting of shareholders, or regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our Memorandum and Articles of Association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares and ADSs-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 11.2 to this annual report.

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D-Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Eighth Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 99.1 of our 6-k filed with the Securities and Exchange Commission on February 10, 2025) (adopted by the special resolution passed during the annual general meeting on February 10, 2025).
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3).
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
2.4*	Description of Securities.
3.1	Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.3	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.4	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.5	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.6	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.7	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.8	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.9	English translation of Exclusive Call Option Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.10	English translation of Equity Pledge Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.11	English translations of Consent Letter granted by the spouse of each individual shareholder of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.12	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.13	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

Exhibit No.	Description of Exhibit
4.14	English translation of Exclusive Call Option Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.15	English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.16	English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.17	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.18	English translation of Exclusive Business Cooperation Agreement between Chema Technology (Beijing) Co., Ltd. and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.19	English translation of Exclusive Call Option Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.20	English translation of Equity Pledge Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.21	English translation of Consent Letter granted by the spouse of Wei Wen and Jianchen Sun, shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 23, 2020 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.22	English translation of Consent Letter granted by the spouse of Congwu Chen, a shareholder of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.23	English translations of Powers of Attorney granted by the shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.24	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.25	Form of Pre-Funded Warrant issued by the Registrant (incorporated by reference to Exhibit 4.1 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.26	Form of Warrant issued by the Registrant (incorporated by reference to Exhibit 4.2 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.27	2023 Share Incentive Plan (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.28*	2024 Share Incentive Plan
8.1	List of subsidiaries and affiliated entities of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024)
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Shihui Partners.
15.2*	Consent of Marcum Asia CPAs LLP.
15.3*	Consent of JWF Assurance PAC
97	Compensation Recovery Policy of TuanChe Limited (incorporated by reference to Exhibit 97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOKEN CAT LIMITED

By:	/s/ Simon Li
Name: Simon Li
Title: Chief Financial Officer

Date: March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Token Cat Limited (Formerly known as “TuanChe Limited”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Token Cat Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of operation and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant recurring losses and negative cash flows from operating activities, and there were negative working capital balance and limited cash balance as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair Value Measurement of Warrant Liabilities

As discussed in notes 3 (g), 18 and 22 to the consolidated financial statements, the Company had RMB4.0 million and RMB68.6 million (US$9.4 million) of warrant liability as of December 31, 2023 and 2024. The Company measures its warrants at fair value on initial measurements, immediately prior to exercise of the warrants and at each balance sheet date. Fair value is the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. The Company’s warrant liabilities are measured at fair value on Black Scholes Option Pricing model. For the year ended December 31, 2024, management recognized a loss on change in fair value of warrant liability of RMB57.1 million (US$7.8 million) in the consolidated statements of operations and comprehensive loss.

We considered this a critical audit matter due to the valuation of warrants requires the application of the Black-Scholes option-pricing model, which is highly sensitive to inputs such as the expected volatility of the Company’s stock price. Volatility assumptions are based on historical data and forward-looking market trends, requiring significant auditor judgment to assess their reasonableness.

How the Critical Audit Matter Was Addressed in the Audit

Our approach to addressing the matter involved the following procedures, among others:

➢	Obtained the valuation report and warrant agreements and reviewed the independent point estimate of the fair values of the warrants immediately prior to exercise and at each balance sheet date and:

-	Tested the underlying data used in developing the fair values using the Black-Scholes model.

-	Evaluated the reasonableness of the significant assumptions used by management related to the Company’s weighted average share price by considering (i) current and past performance; (ii) external market and industry data; (iii) discussions with management and those charged with governance; (iv) review and analyse the terms and conditions outlined in the warrant agreements; and (v) evidence obtained in other areas of the audit.

➢	Recalculated the change in fair value of warrant liability recorded in the consolidated statements of operations and comprehensive loss.

➢	Assessed the adequacy of the disclosure made in the consolidated financial statements.

Impairment Assessment of Goodwill

As discussed in notes 3 (m) and 4 to the consolidated financial statements, the Company completed the acquisition of Longye in January 2020, and accounted for the acquisition as a business combination. The excess of the purchase consideration over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. During the financial year ended December 31, 2024, goodwill of RMB45.6 million (US$6.2 million) was impaired and written off.

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2024. A high degree of auditor judgment and an increased extent of effort were required when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the forecasts.

How the Critical Audit Matter Was Addressed in the Audit

Our approach to addressing the matter involved the following procedures, among others:

➢	Reviewing procedures of management’s impairment assessment.

➢	Evaluated the reasonableness of management’s estimate of expected future cash flows and challenged management’s key assumptions and estimates applied in the value-in-use models, with comparison to recent performance, trend analysis, market expectations, and historical accuracy of the plans and forecasts.

➢	Discussed with management on their planned strategies, revenue stream growth strategies and cost initiatives and examined original transaction related documents.

➢	Reviewed the sensitivity analysis to assess the impact on the recoverable amount of the cash generating unit subsequent to reasonably possible changes to the key assumptions.

Assessed the adequacy of the disclosure made in the consolidated financial statements.

/S/ JWF Assurance PAC

We have served as the Company’s auditors since 2024.

JWF Assurance PAC

Singapore

March 28, 2025

PCAOB ID Number 7095

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Token Cat Limited (formerly known as TuanChe Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Token Cat Limited (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant recurring losses and negative cash flows from operating activities, and there were negative working capital balance and limited cash balance as of December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2024.

New York, NY

March 28, 2024

PCAOB ID Number 5395

TOKENCAT LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2023	December 31, 2024
				US$
		RMB	RMB	Note 3(f)
ASSETS
Current assets:
Cash and cash equivalents		9,564	6,296	863
Restricted cash		6,429	4,044	554
Accounts and notes receivable, net	5	28,891	12,756	1,748
Prepayment and other current assets, net	6	15,986	14,951	2,048
Prepayment to related parties	21	1,125	—	—
Total current assets		61,995	38,047	5,213
Non-current assets:
Property, equipment and software, net	7	—	—	—
Operating lease right-of-use assets	12	5,706	—	—
Long-term investments	9	5,564	6,096	835
Goodwill	4	45,561	—	—
Other non-current assets		522	—	—
Total non-current assets		57,353	6,096	835
Total assets		119,348	44,143	6,048
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		10,406	13,875	1,901
Advance from customers		4,166	8,874	1,216
Salary and welfare benefits payable		17,030	5,512	755
Short-term borrowings	13	15,687	31,734	4,348
Other taxes payable	11	12,203	7,868	1,078
Current portion of deferred revenue		1,216	798	109
Short-term operating lease liabilities	12	4,090	3,378	463
Payables due to related parties	21	1,500	10,926	1,497
Other current liabilities	14	20,466	20,067	2,750
Total current liabilities		86,764	103,032	14,115
Long-term borrowings	15	3,000	10,000	1,370
Non-current portion of deferred revenue		49	—	—
Long-term operating lease liabilities	12	6,099	3,362	461
Warrant liability	22	3,952	68,556	9,392
Other non-current liabilities		—	—	—
Total non-current liabilities		13,100	81,918	11,223
Total liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary. See Note 1)		99,864	184,950	25,338
Commitments and contingencies	20
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 357,075,403 shares issued and 348,016,199 shares outstanding as of December 31, 2023; US$0.0001 par value; 800,000,000 shares authorized; 707,460,523 shares issued and 686,203,839 shares outstanding as of December 31, 2024		236	480	66
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, 55,260,580 issued and outstanding as of December 31, 2023 and 2024		35	35	5
Treasury stock (14,907,047 treasury stock as of December 31, 2023; 12,765,549 treasury stock as of December 31, 2024)		(45,886)	(34,526)	(4,730)
Additional paid-in capital		1,306,496	1,323,281	181,289
Accumulated deficit		(1,233,106)	(1,421,097)	(194,690)
Accumulated other comprehensive loss		(8,291)	(8,980)	(1,230)
Total TokenCat Limited shareholders’ equity		19,484	(140,807)	(19,290)
Non-controlling interests		—	—	—
Total shareholders’ equity		19,484	(140,807)	(19,290)
TOTAL LIABILITIES AND EQUITY		119,348	44,143	6,048

The accompanying notes are an integral part of these consolidated financial statements.

TOKENCAT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2022	2023	2024
					US$
		RMB	RMB	RMB	Note 3(f)
Net revenues
Offline Marketing Services:
Auto shows		53,962	111,349	20,545	2,815
Special promotion events		1,609	3,166	224	31
Referral service for commercial bank		44,202	2,572	—	—
Online marketing		50,757	23,411	8,222	1,126
Social CRM cloud services		11,760	8,282	9,026	1,237
Referral service for distribution platform		9,684	9,457	7,667	1,050
Others		11,214	4,130	3,492	478
Total net revenues		183,188	162,367	49,176	6,737
Cost of revenues		(70,537)	(68,942)	(15,596)	(2,137)
Gross profit		112,651	93,425	33,580	4,600
Operating expenses:
Selling and marketing expenses		(127,696)	(157,004)	(54,481)	(7,464)
General and administrative expenses		(64,708)	(44,666)	(53,101)	(7,275)
Research and development expenses		(19,799)	(11,267)	(11,890)	(1,629)
Impairment of long-lived assets		(19,743)	(1,515)	(4,048)	(555)
Total operating expenses		(231,946)	(214,452)	(123,520)	(16,923)
Loss from operations		(119,295)	(121,027)	(89,940)	(12,323)
Other income/(expenses):
Interest expenses, net		(174)	(143)	(999)	(137)
Foreign exchange gain/(loss)		444	(259)	—	—
Gain from equity method investments		26	181	532	73
Impairment of goodwill		(69,853)	—	(45,561)	(6,242)
Change in fair value of warrant liability		11,219	20,732	(57,066)	(7,818)
Other income, net		5,692	17,545	5,043	691
Loss before income taxes		(171,941)	(82,971)	(187,991)	(25,756)
Income tax benefit		5,451	—	—	—
Net loss		(166,490)	(82,971)	(187,991)	(25,756)
Other comprehensive (loss) income:
Foreign currency translation adjustments		(1,008)	125	(689)	(94)
Total other comprehensive (loss) income		(1,008)	125	(689)	(94)
Total comprehensive loss		(167,498)	(82,846)	(188,680)	(25,850)
Net loss attributable to the TokenCat Limited’s ordinary shareholders per share
Basic and diluted	19	(0.52)	(0.20)	(0.36)	(0.05)
Weighted average number of ordinary shares
Basic and diluted	19	319,539,180	406,802,365	520,221,825	520,221,825
Share-based compensation expenses included in:
Selling and marketing expenses		1,556	74	4,343	595
General and administrative expenses		4,868	7,720	19,150	2,624
Research and development expenses		3,858	1,752	4,901	671

The accompanying notes are an integral part of these consolidated financial statements.

TOKENCAT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated	TokenCat
	Class A		Class B				Additional		other	Limited	Non-
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	equity	interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	267,408,260	182	55,260,580	35	(14,907,047)	(45,886)	1,231,135	(983,645)	(7,408)	194,413	(1,103)	193,310
Shares issuance for vested restricted shares	3,648,500	2	—	—	—	—	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,282	—	—	10,282	—	10,282
Acquisition of non-controlling interests	—	—	—	—	—	—	(1,103)	—	—	(1,103)	1,103	—
Issuance of common shares and Pre-funded warrants, net of issuance costs	71,272,736	51	—	—	—	—	56,639	—	—	56,690	—	56,690
Net loss	—	—	—	—	—	—	—	(166,490)	—	(166,490)	—	(166,490)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,008)	(1,008)	—	(1,008)
Balance at December 31, 2022	342,329,496	235	55,260,580	35	(14,907,047)	(45,886)	1,296,951	(1,150,135)	(8,416)	92,784	—	92,784
Shares issuance for vested restricted shares	20,593,750	1	—	—	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,546	—	—	9,546	—	9,546
Net loss	—	—	—	—	—	—	—	(82,971)	—	(82,971)	—	(82,971)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	125	125	—	125
Balance at December 31, 2023	362,923,246	236	55,260,580	35	(14,907,047)	(45,886)	1,306,496	(1,233,106)	(8,291)	19,484	—	19,484
Shares issuance for vested restricted shares	139,375,000	102	—	—	—	—	(102)	—	—	—	—	—
Share-based compensation	—	—	—	—	2,141,498	11,360	17,034	—	—	28,394	—	28,394
Issuance of common shares and Pre-funded warrants, net of issuance costs	198,812,640	142	—	—	—	—	(147)	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	(187,991)	—	(187,991)	—	(187,991)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(689)	(689)	—	(689)
Balance at December 31, 2024	701,110,886	480	55,260,580	35	(12,765,549)	(34,526)	1,323,281	(1,421,097)	(8,980)	(140,807)	—	(140,807)

The accompanying notes are an integral part of these consolidated financial statements.

TOKENCAT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	Note 3(f)
Cash flows from operating activities:
Net Loss	(166,490)	(82,971)	(187,991)	(25,756)
Adjustment to reconcile net loss to net cash used in operating activities:
Impairment of long-lived assets	19,743	1,515	4,048	555
Impairment of goodwill	69,853	—	45,561	6,242
Depreciation of property, equipment and software	2,140	—	—	—
Amortization of intangible assets	2,097	—	—	—
Share-based compensation	10,282	9,546	28,394	3,890
Allowance for doubtful accounts	8,143	4,768	6,902	946
Gain from long-term investments	(26)	(181)	(532)	(73)
Loss on disposal of property and equipment, subsidiary	218	—	—	—
Recognition of deferred income	(513)	—	—	—
Foreign exchange (gain)/loss	(444)	259	—	—
Deferred income taxes	(5,451)	—	—	—
Change in fair value of warrant liability	(11,219)	(20,732)	57,066	7,818
Other income, net	—	(8,782)	(2,079)	(285)
Changes in operating assets and liabilities:
Accounts and notes receivable	(1,127)	20,439	13,068	1,790
Prepayment and other current assets	5,151	26,792	(2,372)	(325)
Accounts payable	(15,919)	(3,253)	3,469	475
Advance from customers	(11,706)	471	4,708	645
Salary and welfare benefits payable	(6,926)	(15,914)	(11,518)	(1,578)
Deferred revenue	(2,361)	(97)	(468)	(64)
Other taxes payable	2,905	(3,742)	(2,256)	(309)
Other current liabilities	(8,029)	(3,010)	9,278	1,274
Net cash used in operating activities	(109,679)	(74,892)	(34,722)	(4,755)
Cash flows from investing activities:
Purchase of property, equipment and software, and other non-current assets	(212)	—	(19)	(3)
Net cash used in investing activities	(212)	—	(19)	(3)
Cash flows from financing activities:
Cash received from borrowings	6,169	20,400	38,834	5,320
Cash repayments of short-term borrowings	(8,454)	(6,428)	(15,787)	(2,163)
Proceeds of offering, net of listing fee	93,526	—	7,112	974
Net cash generated from financing activities	91,241	13,972	30,159	4,131
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,805)	70	(1,071)	(147)
Net decrease in cash, cash equivalents and restricted cash	(20,455)	(60,850)	(5,653)	(774)
Cash, cash equivalents and restricted cash at beginning of the year	97,298	76,843	15,993	2,191
Including:
Cash and cash equivalents at the beginning of the year	63,461	69,895	9,564	1,310
Restricted cash at the beginning of the year	33,837	6,948	6,429	881
Cash, cash equivalents and restricted cash at end of the year	76,843	15,993	10,340	1,417
Including:
Cash and cash equivalents at the end of the year	69,895	9,564	6,296	863
Restricted cash at the end of the year	6,948	6,429	4,044	554
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(214)	(337)	(465)	(64)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	13,152	2,813	1,080	148
Right-of-use assets disposed as reduction of operating lease liabilities due to lease termination	—	—	71	10

The accompanying notes are an integral part of these consolidated financial statements.

TOKENCAT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Reorganization

TokenCat Limited (the “Company”, formerly known as TuanChe Limited) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

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

As of December 31, 2024, the Company’s major subsidiaries, major VIEs and major subsidiaries of VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
TuanChe Information Limited (“TuanChe Information”)	Hong Kong, PRC 2012	100	Investment holding
TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”)	Beijing, PRC 2013	100	Technical support and consulting services, auto shows, special promotion events, online marketing services
Longye International Limited (“Longye”)	Cayman Islands 2018	100	Investment holding
Long Ye Information Technology Limited	Hong Kong, PRC 2018	100	Investment holding
Beijing Sangu Maolu Information Technology Co., Ltd. (“Sangu Maolu”)	Beijing, PRC 2019	100	Technical support and consulting services
Chema Technology (Beijing) Co., Ltd. (“Chema”)	Beijing, PRC 2018	100	Technical support and consulting services
New Tuanche New York Inc. (“New Tuanche”)	New York, 2024	100	Investment holding

1.	Organization and Reorganization (Continued)

	Place and	Percentage of
	year of	direct or indirect
Major VIEs	incorporation	economic ownership	Principal activities
TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”)	Beijing, PRC 2012	100	Auto shows, special promotion events, online marketing services
Shenzhen Drive New Media Co., Ltd. (“Drive New Media”)	Shenzhen, PRC 2013	100	Subscription and support services
Beijing Internet Drive Technology Co., Ltd. (“Internet Drive Technology”)	Beijing, PRC 2018	100	Technical support and consulting services
Hainashuke (Beijing) Technology Co., Ltd. (“Hainashuke”)	Beijing, PRC 2018	100	Technical support and consulting services

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
TuanChe (Beijing) Automobile Sales Service Co., Ltd. (“TuanChe Automobile”)	Beijing, PRC 2015	100	Remain dormant
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	Tianjin, PRC 2017	100	Auto shows

1.	Organization and Reorganization (Continued)

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

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

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

On February 17, 2023, the Chinese Securities Regulatory Commission (“CSRC”) promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which will become effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If the Group’s PRC subsidiaries and the VIEs fail to complete the filing with the CSRC in a timely manner, or at all, for any future offering or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to the Group’s contractual arrangements, the Group’s ability to raise or utilize funds could be materially and adversely affected, and the Group may even need to unwind the contractual arrangements or restructure the business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains uncertainties as to their interpretation, application, and enforcement and how they will affect the Group’s operations and future financing.

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3,987	1,178
Amount due from the subsidiaries of the Group	123,349	122,613
Other current assets	30,622	12,708
Total current assets	157,958	136,499
Non-current assets:
Long-term investments	5,564	6,096
Operating lease right-of-use assets, net	267	—
Total non-current assets	5,831	6,096
TOTAL ASSETS	163,789	142,595
Current liabilities:
Short term borrowings	14,487	19,734
Accounts payable	838	5,332
Advance from customers	3,921	8,371
Salary and welfare benefits payable	15,017	2,324
Other taxes payable	3,851	905
Short-term operating lease liabilities	659	—
Current portion of deferred revenue	1,216	798
Other current liabilities	4,654	10,868
Account due to subsidiaries of the Group	250,341	231,968
Total current liabilities	294,984	280,300
Long-term borrowings	3,000	10,000
Non-current portion of deferred revenue	49	—
Total non-current liabilities	3,049	10,000
TOTAL LIABILITIES	298,033	290,300

	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	95,382	68,167	50,152
Net income/(loss)	19,775	(418)	(12,352)

	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash generated from/ (used in) operating activities	2,483	(15,357)	(22,167)
Net cash generated from investing activities	—	—	—
Net cash (used in)/ generated from financing activities	(1,285)	13,172	19,358
Net increase/(decrease) in cash, cash equivalent and restricted cash	1,198	(2,185)	(2,809)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2023 and 2024, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2.	Going Concern

The Group has incurred recurring operating losses since its inception, including net losses of RMB166.5 million, RMB83.0 million and RMB188.0 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities were RMB109.7 million, RMB74.9 million and RMB34.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB1,421.1 million as of December 31, 2024. As of December 31, 2024, the Company had cash and cash equivalents of RMB6.3 million and working capital deficit of RMB 65.0 million.

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

3.	Significant Accounting Policies

a)	Basis of presentation

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

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

d)	Use of estimates

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

3.	Significant Accounting Policies (Continued)

e)	Functional currency and foreign currency translation

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

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

3.	Significant Accounting Policies (Continued)

g)	Fair value measurements

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

The fair value of warrant liability was determined using the Black Scholes Model, with level 3 inputs (Note 22).

3.	Significant Accounting Policies (Continued)

h)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2023 and 2024, there were cash at bank and demand deposits with original terms of less than three months denominated in US dollars amounting to approximately US$0.4 million and US$0.6 million, respectively (equivalent to approximately RMB3.0 million and RMB4.6 million, respectively).

As of December 31, 2023 and 2024, the Group had approximately RMB6.6 million and RMB1.7 million cash and cash equivalents held by its PRC subsidiaries, VIEs and subsidiaries of VIEs, representing 68.5% and 27.0% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2023 and 2024, the Company had a restricted cash balance approximately RMB6.4 million and RMB4.0 million, respectively, which are security deposits for the referral services in collaboration with a commercial bank and ancillary services.

i)	Accounts and notes receivables, net

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

j)	Property, equipment and software, net

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

3.	Significant Accounting Policies (Continued)

k)	Intangible assets, net

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

Category	Estimated useful life
Customer relationships	3 years
Trade names	10 years
Developed technology	7 years

l)	Long-term investments

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

3.	Significant Accounting Policies (Continued)

m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2023 and 2024 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. RMB69.9 million, nil and RMB45.6 million impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

3.	Significant Accounting Policies (Continued)

n)	Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized RMB19.7 million, RMB1.5 million and RMB4.0 million impairment charge related to long-lived assets for the years ended December 31, 2022, 2023 and 2024, respectively.

o)	Revenue recognition

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

3.	Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

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

The auto show business has been fully transformed into an agency model in July 2024. The Group’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now the Group entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

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

3.	Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

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

Social CRM cloud services revenue

On January 13, 2020, the Company completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue are recognized on a straight-line basis over the period of the contract when the services are provided.

Referral service for distribution platform revenue

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu. The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

3.	Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

Other revenue

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

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pays for ads posting to promote their brand images. The Group connect demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and SaaS revenue are recognized over time during the years ended December 31, 2022, 2023 and 2024. Contract liabilities included in advance from customers and deferred revenue in the Group’s consolidated balance sheets. The Group’s total unearned revenues were RMB5.4 million and RMB9.7 million as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, the Group recognized RMB14.9 million, RMB5.0 million and RMB4.4 million as revenue that was included in the balance of advance from customers and deferred revenue at January 1, 2022, 2023 and 2024, respectively.

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

3.	Significant Accounting Policies (Continued)

p)	Cost of revenues

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs and other direct costs. The cost of revenue also consists of sales lead information acquisition cost for online marketing services.

q)	Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the employees who develop and enhance the Group’s websites and platform of applications. The Group recognizes these expenses when incurred, unless they qualify for capitalization as software development costs.

r)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salaries and other compensation-related expenses for the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online and offline events. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising and promotional expenses were RMB57.6 million, RMB98.5 million and RMB16.8 million, respectively.

s)	Leases

The Group accounts for lease under ASC 842 and has elected to utilize the short-term lease recognition exemption and, for those leases with a lease term of 12 months or less, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office spaces and venues for auto shows and has no finance leases as of December 31, 2023 and 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

t)	Share-based compensation

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

3.	Significant Accounting Policies (Continued)

u)	Employer defined contribution

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

v)	Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2024.

w)	Net loss per share

Basic and diluted net loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

During the years ended December 31, 2022, 2023 and 2024, the Group has 3,573,750, 3,880,000 and 25,905,000 ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

3.	Significant Accounting Policies (Continued)

x)	Comprehensive loss

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

y)	Non-controlling interests

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

z)	Treasury stock

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

aa)	Segment reporting

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

bb)	Warrant liability

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

3.	Significant Accounting Policies (Continued)

cc)	Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the years ended December 31, 2022, 2023 and 2024. Total number of advertising and promotional service providers accounting for more than 10% is two, two and four for the years ended December 31, 2022, 2023 and 2024, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2023 and 2024, all of the Group’s cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There were two and nil customers whose receivable balances exceeded 10% of the total accounts receivable balances of the Group as December 31, 2023 and 2024, respectively.

There were two customers whose revenue accounted for 24.1% and 17.9% of the total revenue of the Group for the year ended December 31, 2022. There was one customer whose revenue accounted for 16.1% of the total revenue of the Group for the year ended December 31, 2023. There was one customer whose revenue accounted for 7.9% of the total revenue of the Group for the year ended December 31, 2024.

dd)	Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group has adopted ASU 2023-07 in the fiscal year December 31, 2024 and did not have a significant impact on its consolidated financial statements disclosures. The Group's CODM uses consolidated total revenue and net loss as the measures of segment profit or loss.

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

4.	Goodwill

The following table presents the Group’s goodwill as of the respective balance sheet dates:

	December 31, 2023	December 31, 2024
	RMB	RMB
Goodwill	115,414	115,414
Less: impairment	(69,853)	(115,414)
Goodwill, net	45,561	—

The Group recognized RMB69.9 million, nil and RMB45.6 million impairment loss in 2022, 2023 and 2024, respectively.

5.	Accounts and notes receivables, net

Accounts and notes receivables are consisted of the following:

	December 31, 2023	December 31, 2024
	RMB	RMB
Notes receivable	242	13
Accounts receivable	60,668	47,829
Less: allowance for doubtful accounts	(32,019)	(35,086)
Accounts receivable, net	28,891	12,756

The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2022, 2023 and 2024:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Balance at the beginning of the year	34,969	31,381	32,019
Additions/(reversal)	(892)	1,408	3,621
Write-off	(2,696)	(770)	(554)
Balance at the end of the year	31,381	32,019	35,086

6.	Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deductible VAT	382	365
Deposits	6,592	2,785
Receivables due from third-party online payment platforms	640	480
Staff advances	1,111	588
Prepaid promotion expenses	—	8,082
Receivable from borrowers for the guarantee payment to commercial bank	18,218	18,163
Others	12,318	4,405
Less: provisions for prepayment and other current assets	(23,275)	(19,917)
Total prepayment and other current assets, net	15,986	14,951

The Group recognized provisions for prepayment and other current assets of RMB9,035, RMB3,360 and RMB3,536 in 2022, 2023 and 2024, respectively. The Group reversed provisions for prepayment and other current assets of nil, RMB11,818 and RMB255 in 2022, 2023 and 2024, respectively.

7.	Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	December 31, 2023	December 31, 2024
	RMB	RMB
Furniture and electronic equipment	5,531	5,200
Vehicles	222	222
Software	1,466	1,466
Leasehold improvement	4,669	4,669
Total property, equipment and software	11,888	11,557
Less: accumulated depreciation and amortization	(10,776)	(10,424)
impairment	(1,112)	(1,133)
Property, equipment and software, net	—	—

Depreciation expenses of property, equipment and software were RMB2,140, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment of property, equipment and software were RMB1,112, nil and RMB21 for the years ended December 31, 2022, 2023 and 2024.

8.	Intangible assets, net

The following table presents the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2023	December 31, 2024
	RMB	RMB
Customer relationships	3,300	3,300
Trade names	4,822	4,822
Developed technology	17,833	17,833
Total Intangible assets	25,955	25,955
Less: accumulated amortization	(10,341)	(10,341)
impairment	(15,614)	(15,614)
Intangible assets, net	—	—

Amortization expense was RMB2,097, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment of intangible assets were RMB15,614, nil and nil for the years ended December 31, 2022, 2023 and 2024.

9.	Long- term investments

As of December 31, 2023 and 2024, long-term investments include equity investments in privately held companies. The following table presents the Group’s long-term investments as of the respective balance sheet dates:

	December 31, 2023	December 31, 2024
	RMB	RMB
Equity method investments:
Shanghai Three Drivers Culture Media Co., Limited (“STDC”) (1)	5,564	6,096
Total	5,564	6,096

Notes:

(1)	On September 3, 2018, TuanChe Internet invested RMB4,000 in cash for a 40% equity interest in STDC that operates a car media business. On June 30, 2021, the Group made additional investment of RMB2,250 and the ownership in STDC increased to 49%. The Group applies the equity method of accounting to the investment in STDC, over which it has significant influence but does not own a majority equity interest or otherwise control. As of December 31, 2023 and 2024, the carrying value of equity investment for using equity method were RMB5,564 and RMB6,096, respectively. For the years ended December 31, 2022, 2023 and 2024, the change in profit and loss of equity investment for using equity method were profit of RMB26, RMB181 and RMB532, respectively.

10.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

New York

Commencing from the year of assessment 2024, the New York’s statutory income tax rate is 8%.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong. The Ordinance only allows one entity within a group of “connected entities” to be eligible for the two-tier tax rate benefit. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable. TuanChe Information elected the two-tier profits tax rate for its tax years of 2023 and 2024. TuanChe Information applies the two-tier profits tax rate for its provision for current income and deferred taxes. Other HK subsidiaries of the Company elected 16.5% tax rate.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media. TuanChe Internet and Tuan Yuan have been renewed as a “High and New Technology Enterprise” (“HNTE”) in 2021 for a period of 3 years and renewed in 2024, are subject to a preferential income tax rate of 15% from 2021 to 2026. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years and renewed in 2022, is subject to a preferential income tax rate of 15% from 2019 to 2024.

10.	Taxation (Continued)

a)	Income taxes (Continued)

Loss before provision for income taxes is attributable to the following geographic locations:

	For the year ended December 31,
	2023	2024
PRC	(79,805)	(93,714)
Foreign	(3,166)	(94,277)
Total loss before income taxes	(82,971)	(187,991)

Income tax (benefit) expense consists of the following:

	For the year ended
	December 31,
	2022	2023	2024
Current income tax expenses	—	—	—
Deferred income tax benefit	(5,451)	—	—
Total	(5,451)	—	—

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024:

	For the year ended
	December 31,
	2022	2023	2024
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences*	(12.1)	1.2	6.9
Change in valuation allowance	(10.1)	(19.8)	(17.7)
Effect of preferential tax rate	(1.5)	(5.5)	—
Effect of different tax rates in other jurisdictions (offshore entities)	(1.3)	(0.9)	(14.2)
Change in impairment of intangible assets	(3.2)	—	—
Others	—	—	—
Effective income tax rate	(3.2)	—	—

*	Permanent differences in 2022 are mainly due to non-deductible impairment charges.

10.	Taxation (Continued)

b)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2023 and 2024.

	December 31, 2023	December 31, 2024
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	64,678	65,460
Accrued expense and other payables	3,257	1,785
Allowance for doubtful accounts	10,039	8,526
Net operating tax loss carry forwards	81,539	95,864
Total deferred tax assets	159,513	171,635
Less: valuation allowance	(159,513)	(171,635)
Net deferred tax assets	—	—

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of all entities of the Group is more likely than not to be realized. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2022, 2023 and 2024, a RMB145,788, RMB159,513 and RMB171,635 valuation allowance has been established respectively. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

10.	Taxation (Continued)

b)	Deferred tax assets and liabilities (Continued)

The movements of the valuation allowance are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	134,534	145,788	159,513
Allowance made during the year	16,910	16,392	32,703
Reduction due to unrealized NOLs and adjustments	(5,656)	(2,667)	(20,581)
Decrease due to disposal of subsidiaries	—	—	—
Balance at end of year	145,788	159,513	171,635

As of December 31, 2023 and 2024, certain entities of the Group had PRC net operating tax loss carry forwards of RMB369,363 and RMB855,071 respectively. As of December 31, 2023, and 2024, the Company had Hong Kong losses of RMB330 and RMB332 respectively.

As of December 31, 2024, net operating tax loss carry forwards in PRC is expected to expire is as follows:

RMB
Loss expiring in 2025	111,903
Loss expiring in 2026	65,054
Loss expiring in 2027	73,009
Loss expiring in 2028	72,403
Loss expiring in 2029	191,644
Loss expiring in 2030	64,115
Loss expiring in 2031	51,985
Loss expiring in 2032	82,823
Loss expiring in 2033	46,509
Loss expiring in 2034 and after	95,626
855,071

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. The cumulative net operating tax loss in PRC of RMB855,071 can be carried forward for five to ten years, to offset future net profits for income tax purpose. The net operating tax loss will start to expire from 2025 if they are not used. The operating tax loss of RMB332 in Hong Kong can be carried forward without expiration date.

10.	Taxation (Continued)

c)	Withholding income tax

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

As of December 31, 2023 and 2024, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

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

d)	Uncertain tax position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2024, the tax years ended December 31, 2018 through 2023 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2017 through 2023 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

11.	Other taxes payable

The following is a summary of other taxes payable as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Withholding individual income taxes for employees	6,999	6,975
VAT payables	5,186	861
Others	18	32
Total	12,203	7,868

12.	Leases

The Group has operating leases for office spaces and venues for auto shows the Group utilizes under lease arrangements. As of December 31, 2024, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	December 31,	December 31,
	2024	2024
	RMB	US$
ASSETS
Operating lease right-of-use assets	7,204	987
Less: impairment	(7,204)	(987)
Operating lease right-of-use assets, net	—	—
LIABILITIES
Short-term operating lease liabilities	(3,378)	(463)
Long-term operating lease liabilities	(3,362)	(461)

The lease expenses for the years ended December 31, 2022, 2023 and 2024 were RMB16,677, RMB25,139 and RMB6,539, respectively, which were included in the cost of revenues for auto venue rental and operating expenses. Cash paid for long-term operating lease were RMB5,569, RMB4,498 and RMB5,035 in the years ended December 31, 2022, 2023 and 2024. Impairment loss of operating lease right-of-use assets were RMB3,017, RMB1,515 and RMB3,509 for the years ended December 31, 2022, 2023 and 2024.

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases for office spaces and venues for auto shows as of December 31, 2024 is as follows:

	December 31,	December 31,
	2024	2024
	RMB	US$
2025	3,649	500
2026	3,427	469
2027	—	—
2028	—	—
2029	—	—
Total lease payments	7,076	969
Less: imputed interest	(336)	(45)
Total	6,740	924
Current portion	(3,378)	(463)
Non-current portion	(3,362)	(461)

As of December 31, 2024, the Group’s weighted-average remaining lease term was 2.17 years, and weighted-average discount rate was 4.75%.

As of December 31, 2024, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

13.	Short-term borrowings

As of December 31, 2023, the Group had RMB15.7 million of short-term borrowings and RMB15.2 million of which were obtained in 2023. As of December 31, 2024, the Group had RMB31.7 million of short-term borrowings and RMB28.9 million of which were obtained in 2024.The interest expenses were RMB162, RMB313 and RMB803 for the years ended December 31, 2022, 2023 and 2024.The interest was payable on a monthly or quarterly basis and the principal was due upon maturity, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2025-09-27	2,800	3.45%	Bank of China
Loan 2	2025-07-15	8,000	3.95%	Bank of Beijing
Loan 3	2025-08-15	2,000	3.95%	Jiangsu Bank
Loan 4	2025-08-18	1,000	3.95%	Jiangsu Bank
Loan 5	2025-06-14	5,000	2.80%	Industrial and Commercial Bank of China
Loan 6	2025-12-31	10,000	2.50%	Bank of China
Loan 7	2025-06-12	2,000	4.15%	Beijing Bank
Loan 8	2025-07-21	500	4.13%	Bank of Communications
Loan 9	2025-08-11	90	4.13%	Bank of Communications
Loan 10	2025-08-12	90	4.13%	Bank of Communications
Loan 11	2025-08-13	254	4.13%	Bank of Communications
Total		31,734

As of December 31, 2024, the loan 1 and 5 are guaranteed by a third parties, and the loan 2, 3, 4, 6 and 7 are guaranteed by CEO, Mr. Wen.

14.	Other current liabilities

The following is a summary of other current liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Professional service fee	6,319	2,117
Advertising expense payables	2,703	7,062
Promotional expense payables	5,862	5,575
Others	5,582	5,313
Total	20,466	20,067

15.	Long-term borrowings

As of December 31, 2023, the Group had RMB3.0 million of long-term borrowings. As of December 31, 2024, the Group had RMB10.0 million of long-term borrowings. The interest was payable on a monthly basis and the principal was due upon maturity. The interest expenses were RMB52, RMB24 and RMB251 for the years ended December 31, 2022, 2023 and 2024 as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2027-04-02	10,000	3.95%	China Construction Bank Corporation Beijing Chaoyang Branch
Total		10,000

As of December 31, 2024, CEO, Mr. Wen is a co-borrower of the loan 1.

16.	Employee Benefits

The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2022, 2023 and 2024:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Medical and welfare defined contribution plan	16,172	11,688	8,381
Other employee benefits	87	45	31
Total	16,259	11,733	8,412

17.	Share-based Compensation

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

On March 13, 2023, Directors approved the 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business. The Group grant restricted shares under the 2023 Plan to the Group’s employees, directors and consultants. Those restricted shares generally vest over a period of nil to 4 years. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of December 31, 2024, all restricted shares have been issued and granted under the 2023 Plan.

For years ended December 31, 2022, 2023 and 2024, the Company has granted 1,500,000, 20,900,000 and 161,400,000 restricted shares to its employees. The total fair value of RMB2.2 million, RMB5.4 million and RMB17.8 million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted shares	Weighted- Average Grant-Date Fair Value
		US$
Outstanding as of December 31, 2022	3,573,750	0.457
Granted	20,900,000	0.037
Vested	(20,593,750)	0.087
Outstanding as of December 31, 2023	3,880,000	0.155
Granted	161,400,000	0.015
Vested	(139,375,000)	0.010
Outstanding as of December 31, 2024	25,905,000	0.065

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB10.3 million, RMB9.5 million and RMB28.4 million, respectively.

As of December 31, 2024, there was RMB1.7 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.96 years.

18.	Equity

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

On October 24, 2024, the Company issued 58,024,480 ordinary shares for a registered direct offering of approximately $1.1 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $0.9 million. The offering consisted of (1) 241,677 ADSs and 520,042 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 761,719 ADSs warrants to purchase ADSs(“Warrant”). Each Warrant is exercisable to purchase one ADS for $1.45 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents two hundred and forty (240) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. In October 2024, 520,042 pre-funded warrants had been exercised, 124,810,080 ordinary shares were issued upon such exercise.

Warrant

On November 23, 2022, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. On October 28, 2024, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB6.9 million. The warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant was RMB68.6 million and no warrants were exercised as of December 31, 2024.

19.	Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, the potential ordinary shares including unvested restricted shares of 3,573,750, 3,880,000 and 25,905,000 were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Effective on January 26, 2024, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31
	2022	2023	2024
Numerator:
Net loss attributable to TokenCat Limited’s shareholders	(166,490)	(82,971)	(187,991)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	319,539,180	406,802,365	520,221,825
Basic and diluted net loss per share attributable to TokenCat Limited’s shareholders	(0.52)	(0.20)	(0.36)

20.	Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

21.	Related party transactions and balance

In 2022, 2023 and 2024, the Company entered into outsourcing service agreements with STDC. The outsourcing service expenses provided by STDC for the Company is RMB1,526, RMB3,974 and RMB5,178 for the years ended December 31, 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, the Company entered into promotion service agreements with STDC, under which the promotion service expenses provided by the Company for STDC is RMB1,415, RMB963 and nil for the years ended December 31, 2022, 2023 and 2024. The prepayment balance is RMB1,125 and nil as for December 31, 2023 and 2024. The other current liabilities balance is nil and RMB813 as of December 31, 2023 and 2024.

For the years ended December 31, 2024, the Company received RMB9,112 from CEO, Mr. Wen, which used for operations of the company. The other current liabilities balance due to CEO are nil and RMB9,112 as of December 31, 2023 and 2024, respectively.

On November 22, 2023, the company received RMB1,500 from COO Mr. Hui Yuan’s spouse as loan with an interest rate of 3.45% for one year. The loan payable balance due to Mr. Hui Yuan’s spouse is RMB1,500 and RMB1,000 as of December 31, 2023 and 2024, respectively.

22.	Fair Value Measurement

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company’s warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2024.

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2023 and 2024:

	For the year ended December 31,
	2023			2024
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Warrant liability	—	—	3,952	—	—	68,556	9,392

On November 23, 2022, October 28, 2024, the Group issued 5,454,546 and 761,719 ADSs warrants, respectively. The warrants entitle the holder to purchase one ADS of our common stock at an exercise price equal to US$2.75 and US$1.45 per ADS at any time on or after their issuance date and on or prior to the close of business 5 years after the issuance date (the “Termination Date”). The Group determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the consolidated statement of operations and comprehensive loss.

On October 24, 2024, the Group pursuant to Section 3(b) of the ADS Warrant, the number of ADSs issued on November 23, 2022 has been adjusted from 5,454,546 to10,349,111 ADSs warrants with US$1.45 strike.

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	Issuance date November 23, 2022	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
Expiration of warrant (years)	5	4.9	3.9	2.9
Stock price per ADS (US$)	1.17	0.84	0.20	1.13
Exercise price per ADS (US$)	2.75	2.75	2.75	1.45
Risk-free rate	3.96%	4.05%	3.92%	4.27%
Dividend yield	—	—	—	—
Standard derivation in the value of stock	132.3%	131.2%	132.8%	140.7%
Calculated fair value per ADS (US$)	0.95	0.64	0.10	0.85

	Issuance date October 28, 2024	As of December 31, 2024
Expiration of warrant (years)	5	4.8
Stock price per ADS (US$)	1.48	1.13
Exercise price per ADS (US$)	1.45	1.45
Risk-free rate	4.11%	4.37%
Dividend yield	—	—
Standard derivation in the value of stock	125.4%	127.8%
Calculated fair value per ADS (US$)	1.27	0.95

22.	Fair Value Measurement (Continued)

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on November 23, 2022 are summarized below:

	Warrants Outstanding Issued on November 23, 2022	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of November 23, 2022	5,454,546	0.95	36,838
Gain on change in fair value of warrant liability	—	—	(11,219)
Effect of exchange rate changes	—	—	(1,243)
Fair Value as of December 31, 2022	5,454,546	0.64	24,376
Gain on change in fair value of warrant liability	—	—	(20,732)
Effect of exchange rate changes	—	—	308
Fair Value as of December 31, 2023	5,454,546	0.10	3,952
Modification of warrants	4,894,565	—	—
Loss on change in fair value of warrant liability	—	—	58,818
Effect of exchange rate changes	—	—	610
Fair Value as of December 31, 2024	10,349,111	0.85	63,380

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on October 28, 2024 are summarized below:

	Warrants Outstanding Issued on October 28, 2024	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of October 28, 2024	761,719	1.27	6,888
Gain on change in fair value of warrant liability	—	—	(1,752)
Effect of exchange rate changes	—	—	40
Fair Value as of December 31, 2024	761,719	0.95	5,176

The following table summarizes the activities related to fair value of the warrants issued on November 23, 2022 and October 28, 2024:

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Fair value of warrants at beginning of the year (Level 3)	24,376	3,952
Issuances	—	6,888
Change in fair value	(20,732)	57,066
Effect of exchange rate changes	308	650
Fair value of warrants at end of the year (Level 3)	3,952	68,556

23.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB16 as of December 31, 2024 including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

24.	Subsequent event

The Group evaluated subsequent events through March 28, 2025, the date on which the consolidated financial statements were issued, the Group did not identify any subsequent events that require recognition and disclosure in the consolidated financial statements.