Form 20-F
period 2025-12-31
Token Cat Ltd
filed 2026-05-08
CIK 1743340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ___________

Commission file number: 001-38737

Token Cat Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

Guangsheng Liu, Chief Executive Officer

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District Beijing 100038

The People’s Republic of China

Telephone: +86 16681599729

E-mail: guangshengliu@tokencat.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 4,800 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	TC	Nasdaq Capital Market

*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0001 each	9,486,076,439 shares issued; 8,253,410,439 shares outstanding
Class B ordinary shares, par value US$0.0001 each	55,260,580 shares issued; 55,260,580 shares outstanding

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents 4,800 Class A ordinary shares;

●	“auto dealer(s)” refers to both franchised dealers and secondary dealers;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“franchised dealer(s)” refers to primary dealers authorized to sell the products of a single brand of automobiles that integrate four standard automotive related businesses, including sales, spare parts, service and survey;

●	“GMV” refers to gross merchandise value, reflecting the total sales dollar value for automobiles sold through our marketplace;

●	“industry customer(s)” refers to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers, aftermarket service providers and other automotive related goods and service providers;

●	“NEV” refers to new energy vehicles;

●	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“secondary dealer(s)” refers to car dealers that have no automobile manufacturers certification and do not have specific sales brand restrictions;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd. and/or Haina Shuke (Beijing) Technology Co., Ltd. (formerly known as Tansuojixian Technology (Beijing) Co., Ltd.), and their respective subsidiaries, as the context requires; and

●	“we,” “us,” “our,” “our company,” or “Token Cat” refers to Token Cat Limited and its subsidiaries.

Effective on January 26, 2024, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

Effective on or about August 19, 2025, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to 240 Class A ordinary shares to a new ADS ratio of one ADS representing 4,800 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2023, 2024 and 2025 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Token Cat Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. We carry out our value-added telecommunications business in China through our subsidiaries in China. Previously, we primarily carried out our business through the VIEs, and their subsidiaries. On October 31, 2025, we completed the sale of 100% of our equity interests in Long Ye International Limited, TuanChe Group Inc., TuanChe Information Limited (a Hong Kong company), and all of the VIE entities associated with the foregoing to the Prime Management Group Limited, a British Virgin Islands company (the “2025 Dispositions”). The final commercial and industrial registration changes with respect to the 2025 Dispositions occurred on December 29, 2025. As of the date of this Annual Report, we no longer operate VIEs in China.

We are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications services set out in the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) (the “Negative List (2024 Version)”), promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”), in China. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of our wholly owned subsidiaries in China (“WFOEs”). Because of our corporate structure, we are subject to risks due to the interpretation and the application of the current PRC laws and regulations or new PRC laws and regulations promulgated in the future. In 2023, 2024 and 2025 our PRC subsidiaries received cash of nil, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2023, 2024 and 2025, our PRC subsidiaries paid cash of nil, nil and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries.

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China. A China-based company shall comply with applicable laws, regulations and regulatory requirements including without limitations, offshore offerings and cybersecurity and data privacy. We may need to make material changes in our operations to comply with those requirements and/or the value of the ADSs might be affected. PRC government’s certain administrative requirements in regulating our operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and in this nature may result in adverse effect on the value of such securities and cause the value of such securities to significantly decline or be worthless. Our business shall also be conducted in compliance with applicable regulatory requirements of the PRC government and our operations. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may result in adverse effect and/or cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal years ended December 31, 2024 and 2025 have been audited by our current auditor, JWF Assurance PAC (“JWF”), an independent registered public accounting firm headquartered in Singapore that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 has been audited by our previous auditor, Marcum Asia CPAs LLP (“Marcum Asia”), an independent registered public accounting firm headquartered in New York that was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021.We have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (the “HFCA Act”), as of the date of this annual report. On August 26, 2022, the CSRC, MOFCOM, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States.

The ADSs are listed on the Nasdaq Capital Market under the symbol “TC.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements contained in this report include, but are not limited to, statements about our ability to:

●	Grow or expand our existing business segments, including our automotive electronics resale business;

●	Expand into new business segments, such as our planned multi-channel network platform business;

●	Execute on our business strategy;

●	Attract, train and retain effective officers, key employees and directors;

●	Identify, evaluate and consummate strategic opportunities in ways that maximize stockholder value;

●	Anticipate and react to regulatory changes and uncertainty;

●	Continue as a going concern;

●	Anticipate the impact of, and respond to applicable new accounting standards;

●	Respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

●	Navigate volatile interest rate environments; and

●	Maintain our listing on the Nasdaq stock exchange.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based, and on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

Token Cat Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Previously, we primarily carried out our business through the VIEs, and their subsidiaries. On October 31, 2025, we completed the 2025 Disposition. The final commercial and industrial registration changes with respect to the 2025 Dispositions occurred on December 29, 2025. As of the date of this Annual Report, we no longer operate VIEs in China.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”). Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our subsidiaries in China when needed.

The following table sets forth the respective revenue contributions of (1) the VIEs and (2) Token Cat Limited (the “Parent”) and our subsidiaries for the periods indicated both in absolute amount and as a percentage of total revenues.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
The VIEs	68,167	42.0	50,152	102.0	20,339	2,908	64.6
Parent and our subsidiaries	94,200	58.0	(976)	(2.0)	11,152	1,595	35.4
Total revenues	162,367	100.0	49,176	100.0	31,491	4,503	100.0

The following table sets forth the respective asset contributions of (1) the VIEs and (2) Parent and our subsidiaries as of the date indicated both in absolute amount and as a percentage of total assets.

	As of December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
The VIEs	163,789	137.20	142,595	323.0	—	—	—
Parent and our subsidiaries	(44,441)	(37.2)	(98,452)	(223.0)	172,877	24,722	100.0
Total assets	119,348	100.0	44,143	100.0	172,877	24,722	100.0

Financial Information Related to the VIEs

The following table presents the consolidated balance sheet information relating to Token Cat Limited (the “Parent”), the VIEs and the non-variable interest entities as of December 31, 2024, and 2025.

	As of December 31, 2025
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Cash, cash equivalents and restricted cash	—	—	—	976	—	976
Amount due from the subsidiaries of the Group	167,518	—	—	—	(167,518)	—
Other current assets	—	—	—	171,901	—	171,901
Total current assets	167,518	—	—	172,877	(167,518)	172,877
Investments in subsidiaries	(10,861)	—	—	—	10,861	—
Other non—current assets	—	—	—	—	—	—
Total non—current assets	(10,861)	—	—	—	10,861	—
Total assets	156,657	—	—	172,877	(156,657)	172,877
Accounts payable	—	—	—	6,499	—	6,499
Amount due to the subsidiaries of the Group	—	—	—	170,857	(170,857)	—
Other current liabilities	—	—	—	9,721	—	9,721
Total current liabilities	—	—	—	187,077	(170,857)	16,220
Warrant liability	24,377	—	—	—	—	24,377
Other non—current liabilities	—	—	—	—	—	—
Total non—current liabilities	24,377	—	—	—	—	24,377
Total liabilities	24,377	—	—	187,077	(170,857)	40,597
Total equity/(deficit)	132,280	—	—	(14,200)	14,200	132,280

	As of December 31, 2024
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Cash, cash equivalents and restricted cash	257	—	—	4,342	—	4,599
Amount due from the subsidiaries of the Group	143,044	122,613	130,706	16,424	(412,787)	—
Other current assets	—	—	—	—	—	—
Current assets of discontinued operations	—	13,886	19,477	85	—	33,448
Total current assets	143,301	136,499	150,183	20,851	(412,787)	38,047
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(205,108)	—	—	750,987	(545,879)	—
Non-current assets of discontinued operations	—	6,096	—	—	—	6,096
Total non—current assets	(205,108)	6,096	—	750,987	(545,879)	6,096
Total assets	(61,807)	142,595	150,183	771,838	(958,666)	44,143
Amount due to the subsidiaries of the Group	3,015	231,968	144,121	24,533	(403,637)	—
Other current liabilities	7,429	—	—	3,412	—	10,841
Current liabilities of discontinued operations	—	48,332	43,856	3	—	92,191
Total current liabilities	10,444	280,300	187,977	27,948	(403,637)	103,032
Warrant liability	68,556	—	—	—	—	68,556
Non-current liabilities of discontinued operations	—	10,000	3,362	—	—	13,362
Total non—current liabilities	68,556	10,000	3,362	—	—	81,918
Total liabilities	79,000	290,300	191,339	27,948	(403,637)	184,950
Total equity/(deficit)	(140,807)	(147,705)	(41,156)	743,890	(555,029)	(140,807)

The following table presents the consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the years ended December 31, 2023, 2024 and 2025.

Consolidated statements of operations and comprehensive (loss)/income data

	As of December 31, 2025
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Continuing operations:
Net revenues	—	—	—	5,920	—	5,920
Cost of revenues	—	—	—	(5,752)	—	(5,752)
Operating expenses	(24,777)	—	—	(9,866)	—	(34,643)
Loss from operations	(24,777)	—	—	(9,698)	—	(34,475)
Equity in loss of subsidiaries	(9,698)	—	—	—	9,698	—
Gain from disposal of subsidiaries	48,986	—	—	—	—	48,986
Other income/(loss), net	28,024	—	—	—	—	28,024
Income tax expense	—	—	—	—	—	—
(Loss)/income from continuing operations, net of tax	42,535	—	—	(9,698)	9,698	42,535
Discontinued operations:
(Loss)/income from discontinued operations before income taxes	(40,265)	(13,319)	(26,950)	4	40,265	(40,265)
Income tax expense	—	—	—	—	—	—
(Loss)/income from discontinued operations, net of tax	(40,265)	(13,319)	(26,950)	4	40,265	(40,265)
Net income/(loss)	2,270	(13,319)	(26,950)	(9,694)	49,963	2,270

	As of December 31, 2024
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Continuing operations:
Net revenues	—	—	—	—	—	—
Cost of revenues	—	—	—	—	—	—
Operating expenses	(32,861)	—	—	(4,715)	—	(37,576)
Loss from operations	(32,861)	—	—	(4,715)	—	(37,576)
Equity in loss of subsidiaries	(4,716)	—	—	—	4,716	—
Investment loss	—	—	—	—	—	—
Other income/(loss), net	(56,695)	—	—	(1)		(56,696)
Income tax expense	—	—	—	—	—	—
(Loss)/income from continuing operations, net of tax	(94,272)	—	—	(4,716)	4,716	(94,272)
Discontinued operations:
(Loss)/income from discontinued operations before income taxes	(93,719)	(12,352)	(81,358)	(9)	93,719	(93,719)
Income tax expense	—	—	—	—	—	—
(Loss)/income from discontinued operations, net of tax	(93,719)	(12,352)	(81,358)	(9)	93,719	(93,719)
Net loss	(187,991)	(12,352)	(81,358)	(4,725)	98,435	(187,991)

	As of December 31, 2023
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Continuing operations:
Net revenues	—	—	—	—	—	—
Cost of revenues	—	—	—	—	—	—
Operating expenses	(24,540)	—	—	—	—	(24,540)
Loss from operations	(24,540)					(24,540)
Equity in loss of subsidiaries	—	—	—	—	—	—
Investment loss	—	—	—	—	—	—
Other income/(loss), net	21,380	—	—	—	—	21,380
Income tax expense	—	—	—	—	—	—
Losse from continuing operations, net of tax	(3,160)	—	—	—	—	(3,160)
Discontinued operations:
(Loss)/income from discontinued operations before income taxes	(79,811)	(418)	(79,351)	(42)	79,811	(79,811)
Income tax expense	—	—	—	—	—	—
(Loss)/income from discontinued operations, net of tax	(79,811)	(418)	(79,351)	(42)	79,811	(79,811)
Net loss	(82,971)	(418)	(79,351)	(42)	79,811	(82,971)

Consolidated cash flow information

	As of December 31, 2025
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Net cash (used in) provided by operating activities	4,647	473	61	(181,545)	—	(176,364)
Net cash used in investing activities	(4,904)	—	—	—	—	(4,904)
Net cash (used in) provided by financing activities	—	(1,450)	—	165,039	—	163,589
Effect of exchange rate changes	—	—	—	8,315	—	8,315
Net (decrease) increase in cash and cash equivalents	(257)	(977)	61	(8,191)	—	(9,364)

	As of December 31, 2024
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Net cash (used in) provided by operating activities	(9,860)	(22,167)	(7,038)	4,343	—	(34,722)
Net cash used in investing activities	—	—	(19)	—	—	(19)
Net cash provided by financing activities	7,112	19,358	3,689	—	—	30,159
Effect of exchange rate changes	1	—	(1,072)	—	—	(1,071)
Net (decrease) increase in cash and cash equivalents	(2,747)	(2,809)	(4,440)	4,343	—	(5,653)

	As of December 31, 2023
			Non—VIE
	Parent	VIE Consolidated	WFOE	Other subsidiaries	Intercompany Elimination	Group Consolidated
Net cash provided by (used in) operating activities	4,075	(15,357)	(63,583)	(27)	—	(74,892)
Net cash used in investing activities	(59,263)	—	—	(56,565)	115,828	—
Net cash provided by financing activities	—	13,172	60,063	56,565	(115,828)	13,972
Effect of exchange rate changes	1,024	—	(954)	—	—	70
Net decrease in cash and cash equivalents	(54,164)	(2,185)	(4,474)	(27)	—	(60,850)

Cash Flows through Our Organization

Token Cat Limited is a holding company with no material operations of its own. We currently conduct our operations through our WFOEs and their respective subsidiaries. We do not have cash management policies dictating how funds are transferred throughout our organization. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange.

In 2023, 2024 and 2025, our PRC subsidiaries received cash of nil, nil and nil, respectively, from the VIEs for services rendered to the VIEs and their subsidiaries. In 2023, 2024 and 2025, our PRC subsidiaries paid cash of nil, nil, and nil, respectively, to the VIEs for services provided by the VIEs and their subsidiaries. In each of 2023, 2024 and 2025, our PRC subsidiaries made no dividends or distributions to us. The foregoing cash flows include all distributions and transfers between our Cayman Islands holding company, our subsidiaries and the VIEs as of the date of this annual report. For our 2025 consolidated cash flows and liquidity profile, see “Item 5.B” of this Annual Report on Form 20-F and Note 2 (Going Concern) to our consolidated financial statements in this Annual Report on Form 20-F.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We have obtained all licenses, permits or approvals from the PRC regulatory authorities for our continuing business operations. We and the VIEs previously did not obtain requisite permits for the provision of certain livestreaming services when provided at a preliminary stage. We and the VIEs took measures to rectify such defect by entering into collaboration arrangements with the operators of livestreaming platforms holding the requisite permits, and we have not received any inquiry or investigation from any PRC government authority regarding such service provision. These operations constituted part of our discontinued operations disposed of in 2025. However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements in the relevant jurisdictions in the future. We cannot assure you that we will be able to satisfy such regulatory requirements, and as a result, we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we fail to do so, we may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. In addition, if we or our subsidiaries inadvertently conclude that other permissions and approvals, including those from the CAC or the CSRC, are not required or applicable laws, regulations or interpretations change and we and our subsidiaries are required to obtain such permissions or approvals in the future, we and our subsidiaries’ operations in China may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of our subsidiaries’ licenses and suspension of their respective business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, litigation or adverse publicity, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	Because a significant portion of our historical operations constitutes discontinued operations, our historical financial information may not be indicative of our future performance and may be difficult for investors to evaluate.

●	We have recently transitioned our business and disposed of our legacy operations, and we may not be able to successfully execute our new strategy.

●	We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many factors, including the relevant government regulations and policies.

●	Our revenue is highly concentrated in a small number of customers.

Risks Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct the business.

Risks Related to Doing Business in China

●	Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities.

●	There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with an offshore offering and the subsequent offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Risks Related to Our Securities, including the ADSs

●	Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

●	Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Risks Related to Our Business and Industry

Because a significant portion of our historical operations constitutes discontinued operations, our historical financial information may not be indicative of our future performance and may be difficult for investors to evaluate.

Our disposition of the legacy business and the classification of most historical activities as discontinued operations may limit comparability between periods and may make it difficult for investors to assess our ongoing performance trends and prospects. Investors may attribute less value to our historical financial information, analysts may have limited ability to model our future results, and the market price of our securities may be more volatile. In addition, discontinued operations may continue to affect our financial statements through transaction costs, separation costs, liabilities retained or assumed, and potential contingencies.

We have recently transitioned our business and disposed of our legacy operations, and we may not be able to successfully execute our new strategy.

We have disposed of our legacy business effective October 31, 2025, which constitutes discontinued operations, and terminated our relationships with our former VIEs. As a result, we are in the early stages of operating a different business with different operational requirements, risk profile, and capital needs. This transition has required, and may continue to require, significant management attention, changes to internal processes and systems, and additional expenditures. If we do not successfully execute our new strategy, we may not be able to achieve profitability or maintain adequate liquidity, and the market price of our securities could decline.

Our continuing operations are concentrated in a business line launched in the third quarter of 2025. Our limited operating history in this business limits investors’ ability to assess our performance, business trends, unit economics, seasonality, and competitive positioning. We may not be able to establish efficient operating processes, scale our sourcing and logistics, or achieve or maintain acceptable margins. If our continuing business does not grow as we anticipate, we may not be able to generate sufficient revenues to support our operations.

Our auto electronics resale business may be highly competitive and subject to significant pricing pressure, which could reduce our margins and adversely affect our results.

The auto electronics resale market is fragmented and competitive, and we may compete with established distributors, resellers, online marketplaces, and other intermediaries on price, product availability, delivery times, and service. Competitors may have stronger supplier relationships, larger purchasing volumes, better brand recognition, and greater financial resources. Competitive dynamics may require us to reduce prices, increase marketing or service spend, or accept less favorable terms, any of which could materially adversely affect our gross margin and operating results.

Our auto electronics resale business depends on the availability of auto electronics products that meet our quality, authenticity, and pricing requirements. If we are unable to secure adequate supply, if suppliers reduce allocations, raise prices, change payment terms, or experience disruptions, we may be unable to fulfill customer demand or may have to procure products at unfavorable prices. Supply disruptions, including logistics constraints, import/export disruptions, or supplier financial distress, could increase costs, reduce revenues, and adversely affect customer relationships.

We may depend on a limited number of suppliers for certain products, and changes in supplier relationships, pricing, or credit terms could materially adversely affect our business.

We may purchase certain products from a limited number of suppliers, and in some cases we may not have long-term contracts that guarantee supply, pricing, or allocation. If any supplier terminates its relationship with us, reduces supply, materially increases pricing, tightens credit terms, or experiences financial or operational difficulties, we may be unable to obtain sufficient supply on acceptable terms or at all. Qualifying and onboarding alternative suppliers may be time-consuming and costly, and may not result in the same product availability, pricing, or quality.

We may be unable to effectively manage inventory, and inventory obsolescence, shrinkage, or write-downs could materially adversely affect our results of operations.

Auto electronics products may be subject to rapid model changes, shifting consumer preferences, and technological evolution. If we purchase inventory in quantities that exceed demand, if products become obsolete, or if we experience theft, damage, or quality issues, we may need to discount products or record inventory write-downs. Because our business may require holding inventory to meet customer demand, failures in inventory forecasting or controls could materially adversely affect our liquidity and results.

We may face product quality, returns, warranty, and product liability risks, which could harm our reputation and result in significant costs.

We may sell products that are defective, fail to meet specifications, are subject to recalls, or are alleged to be counterfeit or infringe intellectual property rights. We may incur costs associated with returns, refunds, chargebacks, warranty claims, or customer disputes. In addition, we could be subject to claims for personal injury or property damage allegedly caused by products we sell, which could result in significant liabilities, legal expenses, regulatory scrutiny, reputational harm, and increased insurance costs, and could exceed our available insurance coverage.

Our revenue is highly concentrated in a small number of customers.

Our revenue is highly concentrated in a small number of customers, and the loss of one or more of these customers, or adverse changes in their purchasing patterns, payment terms or creditworthiness, could materially and adversely affect our business, financial condition and results of operations. In 2025, all of our revenue of our continuing operations was generated from five customers, and four customers collectively accounted for approximately 97.5% of total revenue, with two customers alone accounting for approximately 33.5% and 33.2%, respectively. Because our continuing operations are at an early stage and currently have a limited customer base, we may experience significant volatility in revenue, accounts receivable, cash flow and working capital if any significant customer reduces, delays or cancels orders, seeks extended payment terms, experiences financial difficulties, or decides to source products or services from other providers. This concentration may also make our results more difficult to forecast, increase our exposure to customer-specific credit risk and collection delays, and reduce our bargaining leverage in pricing and commercial negotiations. If we are unable to diversify our customer base on a timely basis, our business, financial condition, results of operations and the trading price of our ADSs could be materially and adversely affected.

The resale market is subject to heightened risks relating to counterfeit, unauthorized, grey market, stolen, or otherwise unlawful goods. Even if we adopt policies and procedures designed to identify and prevent the sale of unlawful products, those measures may not be successful. We could be subject to claims by customers, brand owners, or other third parties, as well as administrative penalties or other regulatory actions, and negative publicity could materially adversely affect our brand, customer demand, and results of operations.

We may be subject to liabilities, claims, or ongoing obligations arising out of our disposed legacy business, which could materially adversely affect our financial condition and results.

Even after the disposition of our legacy business, we may remain subject to liabilities and contingencies related to the legacy operations, including contractual disputes, regulatory inquiries, tax liabilities, employee-related claims, litigation, or indemnification obligations. The ultimate resolution of these matters may be costly and could require significant management time and financial resources.

We may not be able to successfully develop and launch our contemplated online platform business, and any failure to achieve user adoption or marketplace liquidity could materially adversely affect our business.

We are evaluating the launch of a new online platform business. Developing and launching an online platform requires significant investment in technology, marketing, and operations, and involves substantial execution risk. We may not be able to develop a platform that is reliable, scalable, and attractive to users and merchants, or to achieve sufficient user adoption, transaction volume, or network effects. If we do not achieve marketplace liquidity, we may be unable to monetize the platform and may incur losses.

If we launch an online platform, our ability to attract users and merchants may depend on third-party channels and marketing, and our user acquisition costs may be high.

Our ability to attract users, buyers, sellers, or other participants to an online platform may depend in part on our ability to generate traffic through third-party channels, such as search engines, application marketplaces, and social media platforms, as well as through paid marketing and promotional activities. Any adverse changes in the features, functionality, ranking, or other terms of major third-party platforms, or increases in marketing costs, could reduce traffic to our platform and materially adversely affect growth.

If we launch an online platform, we may be subject to heightened regulatory, consumer protection, and transaction compliance risks in China.

Operating an online platform may subject us to a complex and evolving PRC regulatory framework relating to online transactions, advertising, consumer protection, unfair competition, product quality, payments, and other matters. Regulators may require permits, filings, or licenses for aspects of our platform operations, and may impose heightened obligations relating to merchant management, transaction recordkeeping, dispute resolution, and handling of customer complaints. Failure to comply could result in fines, suspension of operations, reputational harm, or other adverse actions.

If we launch an online platform, we may be subject to liability or administrative penalties for products sold through our platform, including counterfeit or infringing goods, and our reputation could be materially harmed.

Suppliers and third-party merchants on an online platform are generally responsible for sourcing and listing the products they sell. If counterfeit, unauthorized, defective, or otherwise unlawful products are sold through our platform, or if content or listings on our platform are alleged to infringe third-party intellectual property rights or mislead consumers, we may be subject to claims, negative publicity, and penalties. Measures we adopt to verify product authenticity and remove unlawful products or listings may not be successful or timely.

If we launch an online platform, we may be subject to PRC e-commerce and consumer protection laws that could impose significant obligations on us as a platform operator and could expose us to joint liability.

PRC authorities and public advocacy groups have increasingly focused on consumer protection and e-commerce platform governance. E-commerce platform operators may be required to take remedial actions against merchants, respond to consumer complaints, and, in certain circumstances, may be held liable if they fail to provide information about merchants or fail to take appropriate action when they know or should have known of infringements or consumer harm. Any expanded obligations, heightened enforcement, or adverse interpretations could increase our compliance costs and expose us to civil, administrative, or other liability.

If we launch an online platform, we may be required to obtain and maintain permits and licenses in China, and failure to do so could materially adversely affect our business.

Depending on the scope of our contemplated platform, PRC regulators may require us to obtain, maintain, or renew approvals, filings, and licenses applicable to internet-based and platform operations. These may include licenses or permits that regulators characterize as value-added telecommunications services (such as online data processing and transaction processing services and internet information services). The PRC regulatory framework in this area is evolving and may be interpreted or enforced in ways that are adverse to us, and we may be unable to obtain or maintain required permits or to do so in a timely manner. If we are deemed to be operating without required permits, we could be subject to fines, rectification orders, suspension of operations, or other adverse actions.

Our online platform (if launched) would rely on third-party payment service providers, and fraud, chargebacks, or payment disruptions could materially adversely affect our business.

To the extent we accept online payments or facilitate payments between users and merchants, we may rely on third-party payment processing and escrow services and may be exposed to risks relating to fraud, chargebacks, disputed transactions, and merchant misconduct, including situations where a seller fails to deliver goods or delivers defective goods. Any deterioration in the ability of third-party payment providers to provide services to us, increased fraud levels, or increased chargebacks could result in higher costs, loss of customers, reputational harm, and regulatory scrutiny.

Successful strategic relationships with third-party cooperative partners are important for our future success.

We have established strategic relationships with third-party business partners from a variety of industries. For example, we have established strategic business relationships with insurance companies that offer automotive insurance products during our offline events. We have also entered into strategic partnerships with Tmall Auto, the automotive arm of Alibaba Group’s Tmall, through which we expect to further explore additional growth opportunities along China’s automotive transaction value chain. However, we may have disagreements or disputes with such third-party business partners, or our interests may not be aligned with theirs, which could cause disruptions to or terminations of such business collaboration and adversely affect our reputation, results of operations, and financial condition.

We face various forms of competition, and if we fail to compete effectively, we may lose market share and our business, prospects, and results of operations may be materially and adversely affected.

We operate in a competitive industry. As we transition our business operations and service offerings, we expect to encounter more competitors from more industries and markets as well as different forms of competition. Some of these competitors or potential competitors may have longer operating histories and may have better resources than us in terms of funding, management, technology and sales and marketing. Our competitors may be acquired and consolidated by owners who are able to further invest significant resources into our operating field. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects, and results of operations could be materially and adversely affected.

If we are unable to manage business growth or execute growth strategies effectively, our business and prospects may be materially and adversely affected.

Our net revenues from continuing operations were nil, nil and RMB5.9 million (US$0.8 million) in 2023, 2024 and 2025. Our net revenues in prior fiscal years are primarily attributable to discontinued operations disposed of in 2025. We may not be able to achieve business and revenue growth in the future due to a number of factors, including, among others, our ability to develop and expand our current business segment and planned future business segments, to retain and expand industry customer base, maintain customer satisfaction, compete effectively within the automotive industry, control expenses and acquire the resources for future growth as well as macroeconomic factors that are beyond our control. If our and the operational capabilities fall behind, the quality of our services and efficiency of operations could suffer, which could harm our brand, results of operations and overall business.

In addition, our anticipated development and expansion plans will place a significant strain on our management, systems and resources. Our development and expansion strategies for our planned business segments will require substantial managerial efforts and skills and incurrence of additional expenditures and may subject us to new or increased risks. Moreover, our expansion strategies may incur higher costs than the net revenues generated. Our failure to efficiently or effectively implement growth strategies may limit our future growth and hamper our business strategies.

The consolidated financial statements incorporated by reference herein contain disclosures related to our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of December 31, 2025, the Company had an accumulated deficit of RMB1,418.8 million, net cash used in operating activities of RMB176.4 million for 2025, and cash and cash equivalents of only RMB1.0 million at year end. Our current assets as of December 31, 2025 were driven primarily by prepayments and other current assets of RMB165.4 million, including RMB165.3 million of procurement advances, rather than by cash or other immediately available liquid resources. We had net income operations of RMB2.3 million, driven by income from continuing operations of RMB42.5 million primarily due to non-operating items including a RMB49.0 million gain on disposal of subsidiaries and VIEs, a RMB28.0 million fair value gain on warrants; loss from operations was RMB34.5 million.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as those relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations, including disposing of certain loss-making operations in 2025, and planning to fund development and future operations through business growth and non-dilutive equity financing.

There can be no assurances that these actions will be successful. Should we fail to achieve the above objectives, we may require additional financing to execute our business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If we are unable to secure necessary capital on acceptable terms or at all, or if we fail to improve gross margins and reduce operating expenses, we may be unable to continue as a going concern or to implement our current expansion strategy.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of improving staff efficiency and pursuing potential financing to improve our cash flow from operating and financing activities. Substantially all of our revenue in 2023, 2024 and 2025 was attributable to discontinued operations disposed of in 2025. Based on cash flow projections from operating and financing activities and our current balance of cash and cash equivalents, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans and financing plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this annual report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2025. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of the ADSs, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

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

The growth rate of the Chinese economy has been slowing since 2020 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict between Iran and the United States and attacks on shipping in the Red Sea and the Strait of Hormuz have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices, and the impact of the war between the United States and Iran has contributed to increases in energy prices, and thus to inflation more generally in response to the uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and as a result, our customers may also defer, reduce or cancel purchasing our and products and services. To the extent any fluctuations in the Chinese and global economy significantly affect the demand from automakers or auto dealers for our services or change the spending habits of automobile consumers, our business, results of operations, and financial condition may be materially and adversely affected.

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

Our management has concluded that, as of December 31, 2025, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to two material weaknesses. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to insufficient U.S. GAAP/SEC reporting personnel; weaknesses in revenue/cost grouping and the monthly close process; weaknesses in treasury and bank account controls; inadequate processes for complete and accurate disclosure of changes in Group structure; and a concentration risk arising from significant prepayments for MCN-related equipment. See “Item 15 – Internal Controls” of this Annual Report on Form 20-F for more details.

To remedy the material weaknesses, we have begun to, and will continue to  (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting, (2) establish a more formalized, standardized, and structured monthly financial closing process, including defined responsibilities, closing timelines, account reconciliation procedures, and review controls, (3) strengthen the monitoring and administration of bank accounts across our Company, and for dormant or inactive bank accounts, management will perform timely assessment, follow-up, and closure where appropriate, (4) enhance our internal process over the establishment, change, and disclosure of group entities, and our Chief Financial Officer will be specifically responsible for monitoring changes in our structure, including newly incorporated entities, acquisitions, disposals, ownership changes, and dormant entities, and (5) establish a dedicated team led by our CEO to monitor the subsequent execution of the relevant purchase contract, and closely follow up on the counterparty’s financial condition, delivery status, and performance progress, and will maintain active communication with the supplier to facilitate timely delivery and successful implementation of the new MCN project.

If we cease to be a “non-accelerated filer” as such term is defined in Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting remains ineffective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We may be subject to significant liabilities and enforcement actions if any of our related party transactions are determined to constitute prohibited personal loans under Section 402 of the Sarbanes-Oxley Act.

Section 402 of the Sarbanes-Oxley Act of 2002 added Exchange Act Section 13(k), which generally prohibits an issuer, directly or indirectly (including through any subsidiary), from extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer. We entered into two related party transactions involving executive officers and their spouses that could be characterized as extensions of credit, depending on how the scope of the arrangements and the related facts and circumstances are evaluated. These transactions are described elsewhere in this annual report under “Related Party Transactions,” and include amounts of approximately RMB 12.5 million and RMB 1.5 million respectively. No amounts under these arrangements are outstanding as of the date of this Annual Report.

If any of these arrangements are determined to violate Section 402, we could be required to take remedial actions, including seeking repayment or unwinding the transactions, revising our policies and procedures, and enhancing internal controls and compliance oversight. In addition, we could be subject to governmental investigations and civil, criminal, or administrative sanctions and penalties, and we could face private litigation. The statute of limitations for civil and criminal penalties under Section 402 of the Sarbanes-Oxley Act is five years and six years respectively. Any of the foregoing could require significant management attention and could materially adversely affect our business, financial condition, results of operations, and reputation.

If we accept all or part of the purchase price for our February 2026 financing in cryptocurrencies, we may be exposed to settlement, custody, valuation, compliance and internal control risks that could adversely affect our liquidity, financial reporting and results of operations.

On February 12, 2026, we entered into a securities purchase agreement for the sale of a substantial number of Class A ordinary shares, and the purchase price may be paid in fiat money or cryptocurrencies in the sole discretion of the Company. If we elect to accept cryptocurrency consideration, we may be exposed to significant volatility in the value of such assets between signing, receipt, conversion and use of proceeds, and we may be unable to convert any such assets into cash on a timely basis or at expected values. We may also face operational, governance and compliance risks relating to wallet custody, private key management, cybersecurity incidents, counterparty settlement failures, sanctions, anti-money laundering and know-your-customer compliance, and the design and operation of controls over the receipt, valuation, conversion, safeguarding and financial reporting of digital assets. In addition, our existing material weaknesses in internal control over financial reporting, including weaknesses in treasury and bank account controls, could make it more difficult for us to design and implement effective controls over any cryptocurrency settlement arrangements on a timely basis. If we are unable to manage these risks effectively, the expected liquidity benefit of the February 2026 financing could be delayed, reduced or lost, and we could incur losses, regulatory scrutiny, reputational harm or additional accounting and compliance costs, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure or alleged failure to comply with China’s anti-corruption laws or the U.S. Foreign Corrupt Practices Act could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations, and financial condition.

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures, and providing training, to ensure that we and our employees and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees and other third parties would always comply with our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees and other third parties with respect to our business or any businesses that we may develop or acquire. As of the date of this annual report, significantly all our operations are in the PRC. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships, subject us to administrative penalties or sanctions, and lead to other adverse impacts on our business, results of operations, and financial condition.

If we lose the services of any of our key executive officers, senior management, or other key employees, or are unable to retain, recruit and hire sufficiently qualified staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers, senior management, and other key employees. We have benefited from the leadership of a strong management team with proven vision, rich professional work experience and extensive knowledge of China’s automotive industry. We also rely on a number of key staff for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness.

Mr. Wei Wen, our prior director, Chief Executive Officer and Chairman, resigned from his positions with our company effective October 30, 2025. Mr. Simon Li, our prior Chief Financial Officer of the Company, resigned from his position effective October 30, 2025. Neither the resignation of Mr. Wei Wen or Mr. Simon Li was a result of any disagreements with our company on any matter related to the operations, policies, or practices of our company. We may not be able to replace the skill set provided by either Mr. Wei Wen or Mr. Simon Li, which could adversely affect our ability to execute our business plans and could adversely affect our results of operation. Since the resignations of Mr. Wei Wen and Mr. Simon Li, Mr. Guangsheng Liu has served as our Chief Executive Officer, President, Chief Financial Officer and Chairman. Because a significant concentration of leadership, operational, strategic and financial reporting responsibilities resides in one individual at a time when we are transitioning our business, operating with a limited employee base and addressing identified material weaknesses in internal control over financial reporting, our business may be particularly vulnerable if Mr. Liu becomes unable or unwilling to continue in his current roles, is distracted, or does not effectively perform one or more of these functions.

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

We rely on a combination of patents, copyrights, trademarks, trade secrets and other contractual restrictions to protect our intellectual property rights. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Despite our efforts to protect such intellectual properties, such as through copyrights, patents and contractual restrictions, unauthorized parties may still attempt to copy, duplicate or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual properties is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent the misappropriation of our intellectual properties. Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business and reputation. If we are not successful in protecting our intellectual property rights, our business, results of operations and financial condition may be adversely affected.

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

During the ordinary course of our business, we collect and store a large amount of automobile consumer data gathered from our offline events and mobile applications we operated. We rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of such data. However, our security control may not prevent the improper leakage of consumer data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to leakage of our consumer data could still harm our reputation. Moreover, many jurisdictions have passed laws regulating the storage, sharing, use, disclosure and protection of personally identifiable or other confidential information and data. The Chinese government has enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures. See “Business Overview-Regulations-Regulations Relating to Internet Information Security and Privacy Protection” in this annual report. However, the regulatory framework for privacy protection in China and other jurisdictions is fast-evolving, and therefore is subject to change in the foreseeable future. We cannot assure you that our existing privacy and personal information protection measures will be considered sufficient under the current or future applicable laws and regulations. In addition to laws, regulations and other applicable rules, industry associations or other private parties may adopt different privacy protection standards. Because the interpretation and application of privacy and data protection laws and privacy protection standards is still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner inconsistent with practices. Our actual or perceived failure to comply with industry standards, governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. Any of the circumstances may materially and adversely affect our business and results of operations.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct business.

We have obtained all material licenses, permits or approvals from the PRC regulatory authorities for our current operations However, the licensing requirements in China may evolve from time to time, and we may be subject to more stringent regulatory requirements in the relevant jurisdictions in the future. We cannot assure you that we will be able to satisfy such regulatory requirements and as a result we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If we fail to do so, we may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We may require additional capital from time to time to grow our business, including to expand our auto electronics resale business, launch our planned improve our operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we may need to sell additional equity or debt securities or obtain a credit facility. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the auto electronics resale industry;

●	our ability to successfully expand our continuing auto electronics resale business line and launch our planned online platform business;

●	our ability to continue as a going concern;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities in China and globally; and

●	economic, political and other conditions in China and globally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all, and such financing may also be subject to regulatory requirements. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the previous regulatory regime for overseas offering and listing of securities of PRC domestic companies and will regulate both direct and indirect overseas offering and listing of securities of PRC domestic companies by adopting a filing-based regulatory regime. Our ability to obtain additional financings through future overseas offering of securities shall be subject to the Overseas Listing Trial Measures. See “-Risks Related to Doing Business in China-The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” If we are unable to obtain adequate financing on terms satisfactory to us and when we require it in the future, our ability to continue to support our business growth and our ability to continue as a going concern could be significantly impaired, and our business and prospects could be adversely affected.

Seasonality may cause fluctuations in our results of operations.

Our quarterly net revenues and other results of operations have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, consumer purchases typically slow down in the first quarter, and then increase through the next three quarters of each year. These factors may make our’ results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

Our lack of insurance could expose us to significant costs and business disruption.

Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. We do not have any business liability or disruption insurance to cover our operations in China, which, based on public information available to us relating to China’s automotive industry, is consistent with customary industry practice in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, we do not maintain any insurance policies covering risks including loss and theft of and damages to our servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damage to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and could adversely affect our financial condition and results of operations.

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

Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19 or other epidemics. Our business operation could be disrupted if any of our employees is suspected of having any of the aforementioned epidemic diseases or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiary, which in turn depends on dividends paid by our subsidiaries in China. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, whether the funds and assets would be available to fund operations or for other uses outside of mainland China or Hong Kong will be subject to applicable government regulations on our subsidiaries’ ability to transfer cash and assets.

Our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The cash transfer between us and our subsidiaries shall comply with applicable PRC laws and regulations. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely considering PRC laws and regulations on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may impose requirements on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of foreign exchange measures, including vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to improve its foreign exchange measures and dividends and other distributions of our subsidiaries in China’s may be subjected to such scrutiny and our Cayman Islands holding company’s ability to use capital from our subsidiaries in China, and our ability to satisfy our liquidity requirements may be affected.

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

We have three major types of chops: corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our’ legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct substantially all of our business in China, and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth as well as global. While the Chinese economy has experienced significant growth in the past decades, there can be no assurance that the growth would be maintained or be even across sectors. In addition, any severe or prolonged slowdown in the rate of growth of the Chinese and global economy may adversely affect our business and results of operations, leading to a reduction in demand for our products and services and adversely affect our competitive position. Various measures implemented by the PRC government to encourage economic growth may benefit the overall Chinese economy, while we cannot assure you how these measures would impact us. Some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be affected by government regulations capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may unexpectedly cause higher inflation, which could affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities, and cause the value of our securities to significantly decline or become worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

There may be changes from time to time with respect to the legal systems of certain markets where we operate, and any failure to comply with laws and regulations could adversely affect us.

We are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of these laws and regulations may change from time to time. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our business operations. In addition, the implementation of new rules, laws and regulations may significantly affect the industry in which we operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

In addition, there is a limited volume of published court decisions, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. Furthermore, the PRC legal system is composed of rules of local governments and China is geographically large and divided into various provinces and municipalities. As such, different rules may have different and varying applications and interpretations and we may not be aware of applicable rules of local governments in a timely manner. In addition, we may spend substantial cost and times and our resources and management attentions may be significantly distracted in certain administrative and court proceedings, which could materially and adversely affect our business and results of operations.

The PRC government may exert substantial influence and certain administrative requirements over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change from time to time. PRC governments’ certain administrative requirements in regulating our and the VIE’s operations, the overseas offering and listing of China-based issuers and foreign investments may cause us to make material changes to the operations of our subsidiaries in mainland China, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We mainly conduct the businesses primarily in China. The PRC government has an oversight over the conduct of our businesses according to the PRC laws and regulations. The ability of our subsidiaries to operate in China may be impaired if we fail to meet requirement timely or at all under the changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, foreign investment limitations, and other matters, and we fail to meet such requirement timely or at all.

The PRC government may from time to time promulgate new rules and regulations to which our subsidiaries in China would be subject to regulate the manner of the business and operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our subsidiaries in China compliance with such regulations or interpretations. As such, our subsidiaries in China may be subject to various government actions and regulatory requirements in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, on February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which adopts a filing-based regulatory regime for direct and indirect overseas offering and listing of securities of PRC domestic companies. At the press conference held for the Overseas Listing Trial Measures on the same date, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately and shall be required to file with the CSRC upon the occurrence of certain subsequent matters, such as follow-on offerings of securities. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company and our WFOEs are not required to obtain permission from the CSRC to maintain our listing status on U.S. exchange, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body in the future determines that we need to file with the CSRC or obtain the CSRC’s approval to maintain our listing status on U.S. exchanges or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such listing status, and if we fail to comply with such requirements, we may face adverse actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

Accordingly, government actions in the future, including any newly promulgation of laws and regulations to regulate the operations of our subsidiaries in China or an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our subsidiaries in China, and our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure, contractual arrangements and operations from the CSRC, CAC or any other PRC government authorities.

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

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we, our WFOEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we or our WFOEs fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and our WFOEs, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us and our WFOEs that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we and our WFOEs may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On September 6, 2024, the NDRC and MOFCOM jointly issued the Negative List (2024 Version), which became effective on November 1, 2024. Pursuant to the Negative List (2024 Version), if a company in China engaging in the prohibited business stipulated in the Negative List (2024 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, the interpretation and implementation of these new requirements are still evolving, and we may have difficulty in understanding or predicting that whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, or at all, our business operation, financial condition and business prospect may be adversely and materially affected.

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

We are subject to the PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulations on currency conversion when using the proceeds of our offering of securities to make loans to or make additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange (“SAFE”) via SAFE’s official online system. Besides SAFE filing, such loans may also need to be filed with the NDRC or its local branches. In addition, the convertibility of foreign currencies into Renminbi and use of the proceeds might also be subject to PRC regulations. In March 2015, SAFE promulgated SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“SAFE Circular 16”), effective in June 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. In October 2019, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment (“SAFE Circular 28”), which was further amended in December 2023, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border Renminbi Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China (the “PBOC”), the NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the CBIRC and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with capital denominated in Renminbi in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant.

Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

Our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities in China may be affected by the applicable foreign exchange circulars and rules and our ability to convert, transfer and use the net proceeds from our overseas offerings or any offering of additional equity securities, which may adversely affect our business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and may change from time to time, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

Our subsidiaries in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, the ADS in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from offerings of securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of the ADS in U.S. dollars without giving effect to any underlying change in our business or results of operations.

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

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities s as critical information infrastructure operators.

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

Complying with these obligations concerning data protection and cybersecurity could cause us to incur substantial costs. As the interpretation and application of cybersecurity laws, regulations and standards of the PRC are still evolving, we may be required to make further adjustments to our business practices to comply with the laws, under which circumstances our compliance cost may be increased and our business performance might be affected. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business.

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

The current PRC labor contract law imposes considerable liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce in a manner that is most advantageous to our business or in a timely and cost-effective manner, our ability to enact such changes shall comply with the Labor Contract Law, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and profitability.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, as applicable, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. PRC laws and regulations also require us to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our failure in making contributions to various mandatory social security plans, withholding individual income tax and in complying with applicable PRC labor-related laws may subject us to late payment penalties. With respect to the underpaid statutory social welfare benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the failure in making contributions to various mandatory social security or withholding individual income tax, our financial condition and results of operations may be affected.

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

We are incorporated in the Cayman Islands, but most of our and our subsidiaries’ operations are conducted in China and most of our and our subsidiaries’ assets are located in China. In addition, most of our directors and officers are nationals and/or residents of the PRC, and all or a substantial portion of their assets are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights or have a claim against us, either under United States federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, we cannot assure you that you could always successfully enforce a judgment against our assets or the assets of our directors and officers based on the laws of the Cayman Islands or the laws of China.

All of our officers and directors and our former officers and directors are residents of PRC or elsewhere outside of the U.S., and the majority of our assets and the assets of such persons are located outside the U.S.

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

Our current auditor, JWF Assurance PAC (“JWF”), is an independent registered public accounting firm headquartered in Singapore. Our previous auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2022 and 2023 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and as of the date of this annual report, Marcum Asia is not included in the 2021 Determinations. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for the fiscal year of 2025.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry;

●	our ability to continue as a going concern;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in the market condition, market potential and competition in automobile industry;

●	announcements by us of new automobile services, expansions, investments, acquisitions, strategic partnerships or joint ventures (including our planned online platform business);

●	fluctuations in global and Chinese economies;

●	changes in financial estimates by securities analysts;

●	adverse publicity about us;

●	additions or departures of our key personnel and senior management;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	sales or perceived potential sales of additional Class A ordinary shares, the ADSs and the ADSs issuable upon the exercise of outstanding warrants.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Effective on January 26, 2024, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares. Effective on or about August 19, 2025, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to 240 Class A ordinary shares to a new ADS ratio of one ADS representing 4,800 Class A ordinary shares.

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

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we have historically treated the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we were the owner of the VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2025. We disposed of our business operating the VIEs, and we do not expect to be classified as a PFIC for the current fiscal year.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be classified as a PFIC for the fiscal year ended December 31, 2025.

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

We have not determined a specific use for a portion of the net proceeds from the October 2025 Offering, and we may use these proceeds in ways with which you may not agree.

 With respect to the specific use of a portion of the net proceeds from the June 2025 Offering, our management plans to use such proceeds for daily operations and will also explore new businesses such as MCN. It should be noted that these attempts are only in their initial stages, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of the ADSs, nor that these net proceeds will be placed only in investments that generate income or appreciate in value

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We commenced our automobile group-purchase facilitation business in 2010. We began our auto show business in the fourth quarter of 2016, and we expanded our auto shows to tier-3 and below cities in 2017. We no longer operate this business segment, and it constitutes discontinued operations.

In the last quarter of 2025, we disposed of substantially all of our legacy business segments in a series of transactions that closed in October 2025. As of the date of this Annual Report, we operate only an automobile electronics resale business that we launched in the last quarter of 2025. This business segment focuses on delivering specified automotive electronic components to customers at negotiated prices.

Previously, we conducted our business through our subsidiaries and the VIEs in China. Over the past few years, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In September 2012, we incorporated Token Cat Limited (formerly known as TuanChe Limited) as a holding company and proposed listing entity in the Cayman Islands.

●	Incorporation of Hong Kong and PRC subsidiaries. In October 2012, we established a wholly-owned subsidiary in Hong Kong, TuanChe Information Limited. In January 2013, we also established a wholly-owned subsidiary in China, TuanYuan Internet Technology (Beijing) Co., Ltd. (“TuanYuan”), through which we obtained control over TuanChe Internet Information Service (Beijing) Co., Ltd. (“TuanChe Internet”), based on a series of contractual arrangements.

●	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in value-added telecommunications services, we previously carried out our business in China through the VIEs and their subsidiaries. In March 2013, we, through TuanYuan, entered into a series of contractual arrangements with (1) TuanChe Internet, and (2) the shareholders of TuanChe Internet, to obtain effective control of TuanChe Internet and its subsidiaries. These contractual arrangements, as revised from time to time, were most recently revised in February 2023. In June 2018, we, through Chema Beijing, entered into a series of contractual arrangements with (1) Tansuojixian Beijing (currently operating as Hainan Shuke), and (2) the shareholders of Tansuojixian Beijing, to obtain effective control of Tansuojixian Beijing and its subsidiaries. In January 2020, in relation to our acquisition of Longye, we, through Sangu Maolu, a wholly owned subsidiary in China, entered into a series of contractual arrangements with (1) Drive New Media and Internet Drive Technology, and (2) their respective shareholders, to obtain effective control of Drive New Media and Internet Drive Technology and their respective subsidiaries.

●

Disposition of legacy business segments. On October 31, 2025, we approved the sale of 100% of our equity interests in Long Ye International Limited, TuanChe Group Inc., TuanChe Information Limited (a Hong Kong company), and all of the VIE entities associated with the foregoing to the Prime Management Group Limited, a British Virgin Islands company. The final commercial and industrial registration changes with respect to these dispositions occurred on December 29, 2025. As of the date of this Annual Report, we no longer operate VIEs in China As of the date of this Annual Report, we no longer operate VIEs in China, or operate their prior business segments.

●	Planned online platform business segment. We intend to launch a new business segment in 2026 that we call multi-channel network (“MCN”). MCN will aim to connect content creators and key opinion leaders with brands and advertisers. Our primary services are planned to include comprehensive support such as content creation guidance, business partnership matchmaking, brand promotion, and data analysis. We intend to help influencers enhance their influence while assisting outstanding supply chain companies in expanding their market channels. We also intend to undertake functions such as content incubation, commercial monetization, and traffic operations. We have made preliminary preparations to launch the MCN business, including departmental setup, personnel recruitment, related technology development, and equipment procurement. However, this project carries certain uncertainties and has not generated revenue as of the date of this Annual Report.

Since our incorporation of Token Cat Limited (formerly known as TuanChe Limited) in 2012, we have raised approximately US$146.8 million in equity financing from our dedicated group of investors:

●	Series A financing. In March 2013, we raised an aggregate of US$700,000 from the issuance of 2,828,393 and 16,970,357 Series A preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively.

●	Series B financing. In September 2013, we raised an aggregate of US$5,564,856 from the issuance of 4,142,781 and 8,285,562 Series B-1 preferred shares to K2 Evergreen Partners L.P. and K2 Partners II L.P., respectively, and the issuance of 18,193,772 and 4,548,443 series B-2 preferred shares to BAI GmbH and K2 Partners II L.P., respectively.

●	Series C financing. In August 2014, we raised an aggregate of US$23,658,593 from the issuance of 3,427,812 Series C-1 preferred shares, 5,643,437 Series C-2 preferred shares to BAI GmbH, and 27,765,278 Series C-2 preferred shares to Highland 9 - LUX S.à.r.l. In September 2015, Highland 9 - LUX S.à.r.l. transferred such Series C-2 preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, and Highland Entrepreneurs’ Fund 9 Limited Partnership, and 483,702 Series C-2 preferred shares to China Equities HK Limited.

●	Series C+ financing. In June 2017, we raised an aggregate of US$8,682,770 from the issuance of in total 12,593,555 Series C+ preferred shares to Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership, K2 Partners III Limited, K2 Family Partners Limited, BAI GmbH, and AlphaX Partners Fund I, L.P. On December 21, 2015, we entered into a convertible loan agreement with Lanxi Puhua Juli Equity Investment L.P. (“Lanxi Puhua”), in the amount of RMB30.0 million. On August 18, 2017, we issued 6,261,743 Series C+ preferred shares to Puhua Group Ltd, a company designated by Lanxi Puhua, at nominal value, pursuant to the loan agreement and a share purchase agreement dated June 16, 2017.

●	Convertible note financing. In August 2017, we raised an aggregate principal amount of US$6,300,000 through issuing notes to AlphaX Partners Fund I, L.P., K2 Partners III Limited and K2 Family Partners Limited, and Hongtao Investment-I Ltd (formerly known as Eager Info Investments Limited) pursuant to certain convertible note purchase agreements. In June 2018, the convertible notes were converted into an aggregate of 3,965,043, 1,201,528 and 2,403,057 Series C-4 preferred shares, respectively, all at a conversion price of US$0.8322734 per share.

●	Series D-1 financing. In June 2018, we raised an aggregate of US$23,350,000 from the issuance of 3,592,664 and 6,453,887 Series D-1 preferred shares to ACEE Capital Ltd. and Honour Depot Limited, respectively.

●	Series D-2 financing. In September 2018, we raised US$50,000,000 from the issuance of 20,630,925 Series D-2 preferred shares to Beijing Z-Park Fund Investment Center (Limited Partner). In October 2018, we raised US$2,300,000 from the issuance of 949,023 Series D-2 preferred shares to Beijing Shengjing Fengtai Innovation Investment Center (Limited Partner).

●	Initial public offering. In November 2018, we completed an initial public offering of 2,600,000 ADSs, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

●	November 2022 Offering. On November 25, 2022, we completed a registered direct offering with investors for the purchase and sale of (1) 3,654,546 ADSs, (2) certain pre-funded warrants to purchase 1,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants to purchase up to 5,454,546 ADSs (the “Warrants”), to certain institutional investors pursuant to a securities purchase agreement dated November 21, 2022, raising approximately US$13.6 million after deducting placement agent fee and the offering expenses payable by us.

●	October 2024 Transaction. On October 24, 2024, we entered into certain securities purchase agreement with certain non-affiliated institutional investor (pursuant to which the Company agreed to sell (1) 241,677 ADSs, and (2) certain pre-funded warrants to purchase up to 520,042 ADSs in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 761,719 ADSs (, for aggregate gross proceeds of approximately $1.1 million.

●	February 2025 Offering. We entered into a securities purchase agreement with certain non-U.S. persons (as defined in Regulation S under the Securities Act of 1933, as amended) on February 28, 2025 to offer and sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value US$0.0001 per share, at a purchase price of US$0.0031317 per share, for an aggregate purchase price of approximately US$23.04 million. The shares were offered and sold in a private placement conducted outside the United States in reliance on Regulation S under the Securities Act. The net proceeds from the offering are intended to be used for working capital and other general corporate purposes.

●

February 2026 Securities Purchase Agreement. On February 12, 2026, the Company entered into certain securities purchase agreement with certain non-U.S. investors pursuant to which the Company agreed to sell to the purchasers an aggregate of 96,000,000,001 Class A ordinary shares, par value US$0.0001 per share, at a price of $0.0012457 per share to purchase an aggregate of 96,000,000,001 class A Ordinary Shares, for the aggregate purchase price of approximately $119,590,000, which purchase price should be paid by the purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company. On February 18, the Company issued an aggregate of 96,000,000,001 Class A Ordinary Shares to the Purchasers.

Effective on January 26, 2024, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares. Effective on or about August 19, 2025, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to 240 Class A ordinary shares to a new ADS ratio of one ADS representing 4,800 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

We listed the ADSs on the Nasdaq Capital Market under the symbol “TC” on November 20, 2018 and completed an initial public offering of 2,600,000 ADSs on November 23, 2018, raising approximately US$15.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

On February 10, 2025, shareholders of the Company approved the change of our company name from TuanChe Limited to Token Cat Limited at the Company’s annual general meeting of shareholders, effective upon the open of trading on February 28, 2025. The Company’s ADSs will continue trading on the Nasdaq Capital Market under the trading symbol “TC”, and the CUSIP number remained unchanged.

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

SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.tuanche.com/, for investors’ information.

B. Business Overview

Discontinued Operations

Substantially all of the revenue recognized in 2025 is attributable to discontinued operations. Prior to the 2025 Dispositions, we previously operated the following businesses, which are considered discontinued operations:

Offline marketing solutions. We and the VIEs organized auto shows and charged industry customers for booth spaces in the auto shows. In addition, we and the VIEs developed special promotion event services to better support industry customers in organizing their special promotion events through various integrated services, including event planning and executing, marketing training and onsite coaching. We and the VIEs charged fixed service fees for special promotion event services. We ceased to operate this business segment in connection with the 2025 Dispositions.

Online marketing services. We and the VIEs provided online marketing services for our industry customers to increase the efficiency and effectiveness of their marketing campaigns. We ceased to operate this business segment in connection with the 2025 Dispositions.

Referral service for commercial bank. We and the VIEs collaborated with and facilitated a commercial bank in expanding its cooperation with our and the VIEs’ industry customers to grow its auto loan business. We and the VIEs charged the bank service fees for approved loan applications. We and the VIEs ceased to operate the referral services in 2022.

Social CRM cloud services. We and the VIEs provided subscription and support services to industry customers, including auto dealers, automakers and automotive service provider, with access to cloud services, software licenses and related support and updates during the term of the arrangement. We ceased to operate this business segment in connection with the 2025 Dispositions.

Referral service for distribution platform. We and the VIEs commenced customer referral services from the first quarter of 2020 by referring industry customers to Baidu to use the membership services of a Baidu’s auto content distribution platform. We ceased to operate this business segment in connection with the 2025 Dispositions.

Our Current Business Model and Business Plan

Following the disposition of our legacy business effective December 31, 2025 and the termination of our relationships with our former variable interest entities, our continuing operations consist of two reportable business segments: (i) our automotive electronics resale business, which we launched in the last quarter of 2025, and (ii) our advertising business. We are planning to launch the MCN Platform, which has not yet been launched as of the date of this annual report.

Automotive Electronics Resale Business Segment

Our automotive electronics resale business focuses on sourcing, holding, and reselling automotive electronics products. We procure products from third-party suppliers and resell them to customers through our sales channels. Our performance in this segment is driven by our ability to obtain sufficient quantities of products that meet our pricing and quality requirements, manage inventory and working capital, maintain efficient warehousing and logistics arrangements, and compete effectively on price, delivery times, and service. This segment requires ongoing attention to supply continuity, inventory aging and obsolescence risk, product quality and returns management, and compliance with applicable product, consumer protection, and commercial regulations.

Advertising Business Segment

Our continuing advertising business currently consists primarily of proxy advertising services, through which we help clients promote their brands, services and products on third-party online platforms rather than through the legacy marketing businesses that were disposed of in the 2025 Dispositions. Revenue from this continuing advertising business was RMB0.1 million (US$21 thousand) in 2025, representing 2.5% of our total continuing operations revenue for the year.

Planned Multi-Channel Network Online Platform Business Segment

The MCN is intended to be a technology-enabled, multi-channel platform designed to connect users, merchants, and other participants and to facilitate transactions and related services. We expect the MCM, once launched, to require significant investment in technology development, platform operations, compliance, and marketing to attract and retain users and merchants and to achieve sufficient scale and marketplace liquidity. Our ability to successfully develop and launch the MCM will depend on, among other things, building reliable and scalable infrastructure, establishing and enforcing platform governance policies for merchant onboarding and product listings, implementing effective payment and customer service processes, and obtaining and maintaining applicable permits and licenses and complying with evolving PRC regulatory requirements that may apply to internet-based platform operations, data security, and consumer protection.

We evaluate performance and allocate resources across these segments based on their respective strategies, operational requirements, and capital needs. Because our legacy business has been disposed of and constitutes discontinued operations, our historical financial information may not be indicative of the future performance of our continuing operations.

Employees

As of December 31, 2025, we had 6 full-time employees. The following table sets forth the number of our full-time employees by functions as of the dates indicated.

As of December 31, 2025
Functional Area	Number of employees
Sales and marketing	2
General and administrative	4
Total	6

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

The following table sets out the details of our subsidiaries that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
New Tuanche New York Inc. (“New Tuanche”)	New York	100%
New TuanChe Colorado Inc.	Colorado	100%
New TuanChe PTE. Ltd.	Singapore	100%
New TuanChe Hong Kong Limited	Hong Kong	100%
Shenzhen Feixingjia Information Technology Co., Ltd.	PRC	100%
Beijing Feixingjia Information Technology Co., Ltd.	PRC	100%
Changsha Feixingjia Information Technology Co., Ltd.	PRC	100%

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview-Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements and related notes for the years ended December 31, 2025 and 2024. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information-3.D. Risk Factors” and elsewhere in this annual report.

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

A. Operating Results

Overview

In 2025, we began a significant transition from its historical automotive marketplace and related marketing businesses to a narrower continuing business conducted through retained PRC subsidiaries, while also taking initial steps to expand into our planned new MCN business segment. Historically, our operations included auto shows, special promotion event services, referral services for a commercial bank, online marketing services, live streaming promotion events, customer referral services and social CRM cloud services, which were conducted through subsidiaries, VIEs and subsidiaries of VIEs. In the last quarter of 2025, we expanded our retained business through PRC subsidiaries engaged in electronic equipment trading. We plan to expand into a new business segment in 2026 based on our planned MCN platform.

A substantial portion of our historical business consisted of an integrated automotive marketplace in China, including the organization of auto shows and the provision of related marketing and technology services to automakers, dealers and other automotive industry participants. In the 2025 Dispositions, we disposed of this business, and it constitutes discontinued operations. For 2025, the discontinued operations generated net revenues of RMB25.6 million and a net loss of RMB40.3 million, and as of December 31, 2025 the discontinued operations reflected total assets of RMB46.7 million and total liabilities of RMB277.4 million. As a result, management believes that period-to-period comparisons are more meaningful if investors distinguish between the legacy businesses that have been disposed of and the retained operations that remained after the transaction.

The Company’s continuing business after the 2025 Dispositions is centered on retained PRC subsidiaries and new subsidiaries, including Shenzhen Feixingjia Information Technology Co., Ltd., Beijing Feixingjia Information Technology Co., Ltd. and Changsha Feixingjia Information Technology Co., Ltd., whose stated principal activities include electronic equipment trading and technical support and consulting services. In 2025, continuing operations generated net revenue of RMB5.9 million, consisting principally of RMB5.8 million from the resale of automotive electronic components and RMB0.1 million from our advertising business.

Our continuing auto resale business consists of the sourcing, holding and resale of automotive electronic components through our retained PRC subsidiaries. We procure these products from third-party suppliers and sell them to customers through our sales channels. In 2025, revenue from the resale of automotive electronic components was RMB5.8 million (US$826 thousand), representing 97.5% of our total continuing operations revenue for the year. This business was launched in the last quarter of 2025, and its performance depends on our ability to secure product supply on acceptable terms, manage inventory and working capital efficiently, and maintain competitive pricing and service.

Our continuing advertising business currently consists primarily of proxy advertising services, through which we help clients promote their brands, services and products on third-party online platforms rather than through the legacy marketing businesses that were disposed of in the 2025 Dispositions. Revenue from this continuing advertising business was RMB0.1 million (US$21 thousand) in 2025, representing 2.5% of our total continuing operations revenue for the year.

In 2025, our cost of revenues for the continuing business consisted primarily of the purchase costs of automotive electronic components and certain direct costs associated with online marketing activities. Although the continuing business generated only RMB0.2 million of gross profit in 2025 and recorded a loss from continuing operations after other income and expenses of RMB34.5 million, the Company reported income from continuing operations before income taxes of RMB42.5 million, largely consisting of a RMB49.0 million gain from disposal of subsidiaries and a RMB28.0 million gain from the change in fair value of warrant liabilities in 2025. Net loss from discontinued operations in 2025 was RMB40.3 million. Accordingly, in evaluating the continuing business on a go-forward basis, management believes investors should focus not only on reported earnings, but also on the limited current revenue base of the retained operations and the extent to which future revenue growth and margin expansion are generated from the Company’s new operating platform rather than from non-operating items.

Our continuing operations also were highly concentrated in a small number of customers in 2025. All of our 2025 revenue was generated from five customers, and four customers accounted for approximately 97.5% of total revenue. As a result, changes in demand from, or the loss of, any of these customers, or adverse changes in their payment practices, credit terms or purchasing schedules, could materially affect our revenue, accounts receivable, working capital and short-term liquidity. This concentration also reduces forecasting visibility, because the timing, size and renewal of a limited number of customer orders may cause substantial volatility in period-to-period operating results and make it more difficult for us to plan inventory, procurement and cash needs.

We plan to expand into an MCN platform business and related live-streaming activities as part of our post 2025 Dispositions strategy. MCN will aim to connect content creators and key opinion leaders with brands and advertisers. Our primary services are planned to include comprehensive support such as content creation guidance, business partnership matchmaking, brand promotion, and data analysis. We intend to help influencers enhance their influence while assisting outstanding supply chain companies in expanding their market channels. We also intend to undertake functions such as content incubation, commercial monetization, and traffic operations. We have made preliminary preparations to launch the MCN business, including departmental setup, personnel recruitment, related technology development, and equipment procurement. However, this project carries certain uncertainties and has not generated revenue as of the date of this Annual Report.

At the same time, we are actively exploring new business channels and plan to incorporate new business models such as AI and MCN live streaming in the future to further develop our company’s business. The company’s management also notes that due to the impact of regional geopolitical events, the automotive industry faces increased related costs and reduced consumer willingness to spend. The automotive market is filled with certain uncertainties, which to some extent presents challenges for the company’s future business development. We derive our revenue from two reportable operating segments: (i) Sales of automotive electronic component equipment and accessories, mainly consisting of communication device, power module, etc. and (ii) Advertising business.

Results of Operations

Revenues

We derive our revenue from two reportable operating segments: (i) Sales of automotive electronic component equipment and accessories, mainly consisting of communication device, power module, etc. and (ii) Advertising business. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Resale of automotive electronic components from third party	—	—	—	—	5,772	826	97.5
Advertising business	—	—	—	—	148	21	2.5
Total revenue	—	—	—	—	5,920	847	100.0

Resale of automotive electronic components from third party

Since the 2025 Dispositions, we generate the majority of our revenues from the sales of resale of automotive electronic components from third parties. Our resales of sourced equipment and accessories from third parties include new energy-related products. It contributed 97.5% of our total revenues in 2025. For the year ended December 31, 2025, revenues from resales of sourced equipment and accessories from third parties were $0.8 million.

Cost of Revenues

Our cost of revenues of resale of automotive electronic components is as follows:

For automotive electronic components, we procure a variety of raw materials and components from third-party suppliers, and outsource our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Shipping costs for raw materials and components are borne by our suppliers and contract manufacturers.

We offer a warranty ranging from 0 to 2 years. We have the warranty obligations. However, no separate accrual has been made as historical warranty repair costs were nil/immaterial. Warranty provisions will be recognized in the future if and when such costs are probable, estimable, and material.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Resale of automotive electronic components from third party	—	—	—	—	5,752	823	100.0
Advertising business	—	—	—	—	—	—	—
Total cost of revenues	—	—	—	—	5,752	823	100.0

Gross Profit and Gross Margin

The following table sets forth the gross profit and gross margin by segment:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Resale of automotive electronic components from third party	—	—	—	—	20	3	11.9
Advertising business	—	—	—	—	148	21	88.1
Total gross profit	—	—	—	—	168	24	100.0

General and administrative expenses

General and administrative expenses decreased by 7.8% from RMB37.6 million for the year ended December 31, 2024 to RMB34.6 million ($5.0 million) for the year ended December 31, 2025.

Net income (loss)

For the year ended December 31, 2025, we recorded a net income of RMB42.5 million ($6.1 million) from continuing operations, compared to a net loss of RMB94.3 million for the year ended December 31, 2024. Such change was primarily driven by gain from disposal of subsidiaries and change in fair value of warrant liability. We recorded a total net income for 2025 of RMB2.3 million after a RMB40.3 million loss from discontinued operations.

Concentrations

Our continuing operations are highly concentrated in a small number of customers in 2025. All of our 2025 revenue from continuing operations was generated from five customers, and four customers accounted for approximately 97.5% of total revenue. As a result, changes in demand from, or the loss of, any of these customers, or adverse changes in their payment practices, credit terms or purchasing schedules, could materially affect our revenue, accounts receivable, working capital and short-term liquidity. This concentration also reduces forecasting visibility, because the timing, size and renewal of a limited number of customer orders may cause substantial volatility in period-to-period operating results and make it more difficult for us to plan inventory, procurement and cash needs.

Discontinued Operations

We historically generated net revenue primarily from offline marketing services, referral services for commercial banks, online marketing services and other services. These historical operations have been classified as discontinued operations.

For the years ended December 31, 2023, 2024 and 2025, net revenues from discontinued operations were RMB162.4 million, RMB49.2 million and RMB25.6 million, respectively.

For the years ended December 31, 2023, 2024 and 2025, cost of revenues from discontinued operations were RMB68.9 million, RMB15.6 million and RMB6.3 million, respectively.

As a result of the foregoing, our gross profit was RMB93.4 million, RMB33.6 million and RMB19.2 million in 2023, 2024 and 2025, respectively, and our gross profit margin was 57.5%, 68.3% and 75.2% in 2023, 2024 and 2025, respectively.

B. Liquidity and Capital Resources

For the years ended December 31, 2025 and 2024

As of December 31, 2025 and 2024, we had RMB1.0 million ($0.1 million) and RMB4.6 million in cash and cash equivalents, respectively. However, current assets as of December 31, 2025 were driven primarily by prepayments and other current assets of RMB165.4 million, including RMB165.3 million of procurement advances, rather than by cash or other immediately available liquid resources. As a result, the size of our current asset balance should not be viewed as indicating comparable near-term liquidity. Our short-term liquidity depends in significant part on the timing of the delivery, use, recovery or monetization of these prepayments, together with our ability to collect receivables, control operating cash outflows and obtain additional financing as needed.

The accompanying consolidated financial statements and related notes have been prepared in conformity with U.S. GAAP and Securities and Exchange Commission regulations, assuming the Company will continue as a going concern. In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about our ability to continue as a going concern. As of December 31, 2025, we had an accumulated deficit of approximately RMB1,418.8 million, cash and cash equivalents of RMB1.0 million, and net cash used in operating activities of RMB176.4 million for 2025. In addition, although we reported current assets of RMB172.9 million as of December 31, 2025, those current assets were driven primarily by prepayments and other current assets of RMB165.4 million, including RMB165.3 million of procurement advances, rather than by cash or other immediately available liquid resources. We had net income from operations of RMB2.3 million, driven by income from continuing operations of RMB42.5 million primarily due to non-operating items including a RMB49.0 million gain on disposal of subsidiaries and a RMB28.0 million fair value gain on warrants; loss from operations was RMB34.5 million. These conditions raise substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Our independent registered public accounting firm’s report on the consolidated financial statements for the year ended December 31, 2025 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as those relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations:

a. In 2025, the Company optimized its capital structure by disposing of its loss-making operations.

b. The Company will fund its development and future operations through aggressive business growth and non-dilutive equity financing.

c. Should we fail to achieve the above objectives, we may require additional financing to execute our business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If we are unable to secure necessary capital on acceptable terms or at all, or if we fail to improve gross margins and reduce operating expenses, it may be unable to implement its current expansion strategy.

Management believes that the actions it is presently taking—which include seeking additional funding and implementing the above strategic plan—will mitigate the conditions that raise substantial doubt and provide the opportunity for us to continue as a going concern. However, these plans are subject to significant uncertainties, and there can be no assurance that we will successfully improve operating cash flows, recover or monetize prepayments on a timely basis, improve gross margins, reduce operating expenses, or obtain additional financing on acceptable terms, if at all.

This discussion should be read together with Note 2 to our consolidated financial statements and the related risk factor under “Item 3. Key Information—D. Risk Factors.”

The following table summarizes the company’s cash flow data as of December 31, 2025, December 31, 2024 and December 31, 2023:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities-continuing operations	4,075	(5,518)	(176,898)	(25,296)
Net cash (used in)/generated from operating activities-discontinued operations	(78,967)	(29,204)	534	76
Net cash used in operating activities	(74,892)	(34,722)	(176,364)	(25,220)
Cash flows from investing activities:
Disposal of subsidiaries	—	—	(4,904)	(701)
Net cash used in investing activities-continuing operations	—	—	(4,904)	(701)
Net cash used in investing activities-discontinued operations	—	(19)	—	—
Net cash used in investing activities	—	(19)	(4,904)	(701)
Cash flows from financing activities:
Proceeds of offering, net of listing fee	—	7,112	165,039	23,600
Net cash generated from financing activities-continuing operations	—	7,112	165,039	23,600
Net cash generated from/(used in) financing activities-discontinued operations	13,972	23,047	(1,450)	(207)
Net cash generated from financing activities	13,972	30,159	163,589	23,393
Effect of exchange rate changes on cash	70	(1,071)	8,315	1,189
Net decrease in cash and restricted cash	(60,850)	(5,653)	(9,364)	(1,339)
Cash, cash equivalents and restricted cash at beginning of the year	76,843	15,993	10,340	1,479
Cash, cash equivalents and restricted cash at end of the year	15,993	10,340	976	140

Operating Activities

Net cash used in operating activities consists primarily of net loss adjusted for non-cash items, including, share-based compensation, gain from disposal of subsidiaries, change in fair value of warrant liability and is adjusted for the impact of changes in working capital. Net cash used in operations for the year ended December 31, 2025 was RMB176.4 million ($25.2 million), representing an increase of RMB141.6 million compared to net cash used in operating activities of RMB34.7 million for the year ended December 31, 2024. The increase in cash used in operating activities is due to the increase in prepayment and other current assets.

Investing Activities

Net cash used in investing activities was RMB4.9 million ($0.7 million) for the year ended December 31, 2025, an increase of RMB4.9 million as compared to RMB19 thousand for the year ended December 31, 2024. The increase in cash used in investing activities is due to the disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities was RMB163.6 million ($23.4 million) for the year ended December 31, 2025, an increase of RMB133.4 million, as compared to RMB30.2 million net cash provided by financing activities for the year ended December 31, 2024. The increase in cash provided by financing activities was due to a significant increase in cash proceeds from share issuance.

Cash flows from continuing operations：

Operating Activities

Net cash used in operating activities consists primarily of net loss adjusted for non-cash items, gain from disposal of subsidiaries, and is adjusted for the impact of changes in working capital. Net cash used in operations for the year ended December 31, 2025 was RMB176.9 million ($25.3 million), compared to net cash used in operating activities of RMB5.5 million for the year ended December 31, 2024. The increase in cash used in operating activities is due to the increase in prepayment and other current assets.

Investing Activities

Net cash used in investing activities was RMB4.9 million ($0.7 million) for the year ended December 31, 2025, an increase of RMB4.9 million as compared to nil for the year ended December 31, 2024. The increase in cash used in investing activities is due to the disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities was RMB165.0 million ($23.6 million) for the year ended December 31, 2025, an increase of RMB157.9 million, as compared to RMB7.1 million net cash provided by financing activities for the year ended December 31, 2024. The increase in cash provided by financing activities was due to a significant increase in cash proceeds from share issuance.

Cash flows from discontinued operations:

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, is adjusted for the impact of changes in working capital. Net cash provided in operations as of December 31, 2025 was RMB0.5 million ($76 thousand), representing an increase of RMB29.7 million compared to net cash used in operating activities of RMB29.2 million for year ended December 31, 2024. The increase in cash provided in operating activities is due to the changes in working capital.

Investing Activities

Net cash used in investing activities were nil and RMB19 thousand for year ended December 31, 2025 and 2024.

Financing Activities

Net cash used in financing activities was RMB1.5 million ($0.2 million) for year ended December 31, 2025, a decrease of RMB24.5 million, as compared to RMB 23.0 million net cash provided by financing activities for year ended December 31, 2024. The decrease in cash provided by financing activities was due to a significant decrease in cash received from short-term borrowings.

Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require our management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. The estimates include, but are not limited to, accounts receivable, revenue recognition, inventory realization, impairment of long-lived assets and income taxes. We base our estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Our management believes that among their significant accounting policies, which are described in Note 3 to the audited consolidated financial statements included in this Annual Report, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, our management believes these are the most critical to fully understand and evaluate its financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

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

Revenue recognition (Continuing operations)

Revenue from the resale of automotive electronic components

The Group generates revenue from the resale of automotive electronic components. The Group identified a single performance obligation, which is to deliver the specified automotive electronic components to customers. The sale price of the electronic component equipment and its accessories are clearly stated in the agreement signed with customers. The Group acts as a principal in these transactions in accordance with ASC 606 and recognizes revenue at a point in time when control of the automotive electronic components is transferred to customers.

Advertising business

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

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pays for ads posting to promote their brand images. The Group connect demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc., to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be a principal in accordance with ASC 606 and revenue is recognized over the period of the contract.

Revenue recognition (Discontinued operation)

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

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. We evaluate the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

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

As of December 31, 2024 and 2025, we had RMB68.6 million and RMB24.4million (US$3.5million) of warrant liability. We recognized a gain of RMB20.7 million, a loss of RMB57.1 million and a gain of RMB28.0 million (US$4.0 million) in fair value of warrant liability in 2023, 2024 and 2025, respectively.

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

Singapore

The corporate income tax rate is 17%, applicable to both local and foreign companies.

Colorado

The corporate income tax rate is 4.4%, and the state sales tax rate is 2.9%.

New Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. The inability of the company to maintain existing relationships with suppliers or to establish new relationships with customers in the future may have a negative impact on the company’s ability to obtain goods sold to customers in a price advantageous and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which may have a material adverse impact on revenue.

In 2025, we disposed our loss-making legacy business and expanded new business operations through a newly established subsidiary. As a result of the divestiture and related retrospective adjustments, we generated RMB5.9 million in revenue from continuing operations for the fiscal year ended December 31, 2025.

For the fiscal year ended December 31, 2025, substantially all of our revenue, representing 100% of total revenue, was generated from five customers. The revenue contributions from these customers were as follows: 33.5%, 33.2%, 17.1%, 13.7% and 2.5%, respectively.

Our revenue is highly concentrated among a limited number of customers. The loss of, or a significant reduction in, orders from any of these customers, particularly those representing more than 10% of our total revenue (four customers in aggregate accounting for approximately 97.5% of our total revenue), would materially and adversely affect our business, financial condition and results of operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Following the disposition of our legacy operations in the 2025 Dispositions, our continuing operations comprise an automotive electronics resale business launched in the third quarter of 2025 and a planned multi-channel network (MCN) platform that had not generated revenue as of the date of this report. We expect several trends and uncertainties to materially affect our results. Our current revenue base is limited, and we incurred a loss from operations of RMB34.5 million in 2025 against gross profit of RMB0.17 million, with income from continuing operations of RMB42.5 million driven primarily by non-operating items including a RMB49.0 million gain on disposal of subsidiaries and a RMB28.0 million change in fair value of warrant liabilities; as a result, period-to-period comparisons will be affected by the timing and magnitude of non-operating items. Our revenue is highly concentrated among a small number of customers, with five customers accounting for 100% of 2025 revenue and four customers representing approximately 97.5%, and any change in orders, pricing, or credit terms from these customers could materially affect our revenue, margins, and cash flows. We made significant prepayments of RMB165.3 million in 2025 to support our planned MCN business, which remained outstanding as of May 8, 2026. Our ability to fund operations depends on improving operating cash flows and obtaining additional financing. We used RMB171.5 million in operating cash in 2025 and ended the year with RMB1.0 million of cash and cash equivalents, and our consolidated financial statements include a going concern disclosure reflecting substantial doubt about our ability to continue as a going concern. Broad macroeconomic conditions in the automotive sector, including supply availability and pricing dynamics, and our execution of the planned MCN platform, are likely to influence our future revenue trajectory, margin profile, and liquidity.

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

Revenue Recognition(Continuing operations)

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

Revenue from the resale of automotive electronic components

The Group generates revenue from the resale of automotive electronic components. The Group identified a single performance obligation, which is to deliver the specified automotive electronic components to customers. The sale price of the electronic component equipment and its accessories are clearly stated in the agreement signed with customers. The Group acts as a principal in these transactions in accordance with ASC 606 and recognizes revenue at a point in time when control of the automotive electronic components is transferred to customers.

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

Revenue recognition (Discontinued operations)

Auto show revenue

Historically, our and the VIEs’ online website and offline infrastructure allowed us and the VIEs to organize auto shows, which aimed at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We and the VIEs charged a fixed admission fee per auto show event to industry customers for arranging, decorating and providing booth space at auto shows. We have identified one performance obligation for the transaction, providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As we have control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, we are considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

The auto show business fully transformed into an agency model in July 2024. The Group’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now the Group entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract. The auto show business was disposed of as part of the 2025 Dispositions, and constitutes discontinued operations.

Special promotion event service revenue

Historically, we and the VIEs provided integrated services to support industry customers’ special promotion events during a specific period, which include event planning and execution, marketing training and onsite coaching. We and the VIEs charged a fixed service fee per special promotion event. We have identified one performance obligation, as the individual service promised in service contracts are not distinct individually. As we had control of the special promotion event services and discretion in establishing the price of services fees to industry customers, we are considered to be a principal in accordance with ASC 606. Revenue generated from the special promotion event services is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided. The special integrated services business was disposed of as part of the 2025 Dispositions, and constitutes discontinued operations.

Online marketing services revenue

Historically, our Subsidiaries and the VIEs’ online marketing services revenue primarily included (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

We and the VIEs commenced live streaming promotion events services from the first quarter of 2020, holding promotion events on the live streaming platform of Tmall, which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. We identified only one performance obligation to provide the industry customers with services to arrange, decorate and provide platforms for live shows. We charge a fixed admission fee per live streaming promotion event from industry customers. As we had control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events revenue is recognized on a straight-line basis over the period of the contract, which is usually one week, when the services are provided. The online marketing services business was disposed of as part of the 2025 Dispositions, and constitutes discontinued operations.

Other revenue

Historically, for the marketing information services, we generated consumers’ demand information through online channels and provide to the industry customers upon consumers’ consent. We identified only one performance obligation to provide information regarding consumer demand for industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

Our clients paid for ads posting to promote their brand images. We connected demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. We are considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract. The promotion business was disposed of as part of the 2025 Dispositions, and constitutes discontinued operations.

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

Future cash flow assumptions. We performed qualitative analysis regarding the existence of impairment indicators pursuant to ASC 360-10-35-21 and concluded that there are indicators that the asset group might be impaired mainly due to recurring net losses and operating cash out-flows for the years ended December 31, 2025. Thus, we performed the quantitative asset group impairment testing by calculating the undiscounted cash flow to test for recoverability. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

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

As of December 31, 2024 and 2025, we had RMB68.6 million, and RMB24.4 million (US$3.5 million) of warrant liability. We recognized a gain of RMB20.7 million, a loss of RMB57.1 million and a gain of RMB28.0 (US$4.0 million) in fair value of warrant liability in 2023, 2024 and 2025, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

Mr. Wei Wen, our former director, Chief Executive Officer and Chairman, resigned from his positions with our company effective October 30, 2025. Mr. Simon Li, our former Chief Financial Officer of the Company, resigned from his position effective October 30, 2025. Neither the resignation of Mr. Wei Wen or Mr. Simon Li was a result of any disagreements with our company on any matter related to the operations, policies, or practices of our company. The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Guangsheng Liu	42	Chief Executive Officer, President, Chief Financial Officer and Chairman
Furong Tian	44	Independent Director
Yicheng Yang	33	Independent Director
Wentao Deng	38	Independent Director

Guangsheng Liu has served as our Chief Executive Officer, President, Chief Financial Officer and Chairman since October 2025. He has served as a Senior Partner of Jingdong Medicine since December 2015 and currently holds this position. From December 2013 to December 2015, he served as the Chief Technology Officer of Beijing Dream Castle Information Technology Co., Ltd. Mr. Deng also served as the Chief Technology Officer of Beijing Beisheng Tiandi Petroleum Technology Development Co., Ltd. from July 2008 to December 2013. Mr. Liu attended Inner Mongolia University of Finance and Economics and received his bachelor’s degree in Computer Science and Technology in 2008.

From August 2023 to February 2026, Ms. Furong Tian served as Finance Manager of Beijing Taihua Digital Intelligence Business Management Co., Ltd. From April 2020 to February 2023, Ms. Tian served as Finance Manager of Shenzhou Wangwei Technology (Beijing) Co., Ltd. From May 2011 to April 2014, Ms. Tian worked at Pricewaterhouse Coopers Zhong Tian LLP as an auditor. Ms. Tian has a master’s degree in Financial Management from Tianjin Polytechnic University.

Wentao Deng has served as the Founder of Shenzhen Yucai Consulting Management Co., Ltd. since June 2016 to Feb 2024. From October 2015 to May 2016, Mr. Deng served as the Chief Financial Officer of Xiaoke Internet Financial Services Co., Ltd. Mr. Deng attended Jiangnan University and received his bachelor’s degree in Accounting in 2014.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, the aggregate cash compensation to directors and executive officers was approximately RMB1.4 million (US$ 0.2 million). The reason the company has not yet made the payment is that it is currently facing some temporary liquidity constraints. After negotiation, the payment has been deferred. Our directors and officers participate in our share incentive plan. See “-Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

2018 Share Incentive Plan

We adopted the Share Incentive Plan we adopted in June 2018 (the “2018 Plan”) to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2018 Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) are 38,723,321 shares, representing 15.0% of the total outstanding shares of our company on an as-converted basis as of the date of the adoption of the Plan. As of the date of this annual report, all ordinary shares have been granted and there are vested under the 2018 Plan.

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

2023 Share Incentive Plan

On March 13, 2023, we adopted our 2023 Share Incentive Plan (the “2023 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2023 Plan to our employees, directors and consultants. Under the 2023 Plan, a total of 169,172,564 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, all restricted shares have been issued and granted, vested under the 2023 Plan.

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

2025 Share Incentive Plan

On November 17, 2025, we adopted our 2025 Share Incentive Plan (the “2025 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2025 Plan to our employees, directors and consultants. Under the 2025 Plan, a total of 1,237,314,318 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, there were 0 restricted shares issued and 0 restricted shares outstanding under the 2025 Plan.

The following paragraphs describe the principal terms of the 2025 Plan:

Types of awards. The 2025 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. The 2025 Plan shall be administered by the board or a committee of one or more members of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the board members who are not on the committee.

Award agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Plan. The committee, with the prior approval of the board, may terminate, amend or modify the 2025 Plan, subject to some limitations.

2026 Share Incentive Plan

On Mar 17, 2026, we adopted our 2026 Share Incentive Plan (the “2026 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2026 Plan to our employees, directors and consultants. Under the 2026 Plan, a total of 21,139,467,404 Class A ordinary shares were initially reserved for issuance. As of the date of this annual report, there were nil restricted shares issued and nil restricted shares outstanding under the 2026 Plan.

The following paragraphs describe the principal terms of the 2026 Plan:

Types of awards. The 2026 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. The 2026 Plan shall be administered by the board or a committee of one or more members of the board to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the board members who are not on the committee.

Award agreement. Awards granted under the 2026 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment of the Plan. The committee, with the prior approval of the board, may terminate, amend or modify the 2026 Plan, subject to some limitations.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of May 8, 2026 pursuant to the 2018 Plan, 2023 Plan, the 2024 Plan, 2025 Plan and the 2026 Plan.

Number of
Restricted
	Shares Awarded(1)	Grant Date
Directors and Executive Officers

Wei Wen#	*	July 1, 2018
Simon Li#	*	June 15, 2023
Jianchen Sun	*	July 1, 2018
Hui Yuan	*	July 1,2019
Guangsheng Liu	-	-
Total	13,509,456

*	Less than 1% of our total outstanding shares on an as-converted basis.

#	Former director or executive officer.

(1)	The restricted shares awarded under the Plan are held by Best Cars Limited, the nominee of our equity incentive trust. See “-Equity Incentive Trust.”

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

Clawback Policy

We have adopted a policy, effective November 30, 2023, for the recovery of erroneously awarded incentive-based compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers in the event of material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy is filed as Exhibit 97.1 to this Annual Report on Form 20-F.

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

Audit Committee. Our audit committee consists of Ms. Furong Tian Mr. Yi cheng Yang and Mr. Wentao Deng and is chaired by Ms. Furong Tian. Each of the members of the audit committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Furong Tian qualifies as an “audit committee financial expert.”

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

Compensation Committee. Our compensation committee consists of Ms. Furong Tian, Mr. Yicheng Yang and Mr. Wentao Deng, and is chaired by Ms. Furong Tian. Mr. Wentao Deng and Mr. Yicheng Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will evaluate or recommend to the board of directors for actions all matters related to the company’s annual compensation and/or bonus plan, equity incentive plans, and other employee-related compensation matters, and will also approve all management compensation levels and arrangements. The compensation committee will be responsible for, among other things:

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

D. Employees

As December 31, 2023, 2024 and 2025, we had 324, 116 and 23 full-time employees. Employee numbers for 2023 and 2024 included employees associated with discontinued operations, while 2025 reflected only employees associated with continuing operations. The following table sets forth the numbers of our subsidiaries and VIEs’ full-time employees by functions as of the dates indicated.

	As of the December 31,
	2023	2024	2025
Sales and marketing	252	70	2
General and administrative	44	37	4
Research and development	28	9	—
Total	324	116	6

As required by PRC laws and regulations, we participate in various employee social security plans for our and, prior to the 2025 Dispositions, the VIEs’ employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our employees is represented by any collective bargaining arrangements. Our success depends on our ability to attract, retain and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes as of the date of this annual report. None of our employees is represented by labor unions.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of May 8, 2026 by:

●	each of our directors and executive officers (including directors and officers who resigned in 2025); and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there were 126,781,540,440 ordinary shares outstanding as May 8, 2026, (2) 55,260,580 Class B ordinary shares.

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

	Ordinary shares Beneficially Owned			Voting Power Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% †	% †
Directors and Executive Officers**
Wei Wen (1)#	4,687,164	55,260,580	*	36.8%
Hui Yuan	*	-	*	*
Guangsheng Liu	-	-	-	-
Simon Li#	*	-	*	-
Jintao Lin#	-	-	-	-
Wentao Deng	-	-	-	-
Yicheng Yang	-	-	-	-
Directors and executive officers as a group	4,687,164	55,260,580	*	36.8%
Principal Shareholders
WW Long Limited (2)	2,188,380	55,260,580	*	36.8%
Sabby Volatility Warrant Master Fund, Ltd. (3)	377,780,009	-	*	*

*	Less than 1% of our total outstanding shares as of May 8, 2026.

**	The business address of our directors and executive officers is 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China.

#	Former director and/or officer who resigned during the fiscal year ended December 31, 2025.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after May 8, 2026.

† †	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B is entitled to 100 votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 2,498,78 Class A ordinary shares held in the name of Mr. Wei Wen by Best Cars Limited, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of March 20, 2024, (ii) 2,188,160 Class A ordinary shares represented by ADSs by WW Long Limited, (iii) 220 Class A ordinary shares held by WW Long Limited, and (iv) 55,260,580 Class B ordinary shares directly held by WW Long Limited, a company organized and existing under the laws of the British Virgin Islands and wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	WW Long Limited is a British Virgin Islands company wholly owned by Mr. Wei Wen. The registered office of WW Long Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents 22,236,240 Class A Ordinary Shares, represented by 92,651 ADSs, ADS warrants to purchase up to 761,719 ADSs issued on October 28, 2024, and ADS warrants to purchase up to 7,589,347 ADSs issued on November 23, 2022, held by Sabby Volatility Warrant Master Fund, Ltd., as of the date of this annual report. All warrants contain blocker provisions such that they cannot be exercised to the extent such exercise would cause the holder, together with its affiliates, to beneficially own in excess of 4.99% of the Ordinary Shares outstanding. Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

As of May 8, 2026, a total of 266,633,962 Class A ordinary shares are held by four record holders in the United States, including The Bank of New York Mellon, the depositary of the ADS program, representing 2.7% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For information regarding our stock options, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies-Share-based Compensation.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Respective Shareholders

We, through our WFOEs, previously entered into a series of contractual arrangements with the VIEs and their respective shareholders, which collectively allowed us to (1) exercise significant influence over each of the VIEs; (2) receive substantially all of the economic benefits of the VIEs; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of the VIEs when and to the extent permitted by PRC laws.

Due to the divestiture of the legacy business during the current period, the related VIE structure no longer exists. As of the date of this Annual Report, the Company has no VIE structure in place and has no contractual arrangements in place with the VIEs.

Outsourcing Agreement with STDC

In 2023, 2024 and 2025, we entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited (“STDC”), of which we own 49% equity interest. The outsourcing service expenses provided by STDC for us is, RMB4.0 million, RMB5.2 million and RMB6.4 million (US$0.9 million) for the years ended December 31, 2023, 2024 and 2025 respectively. In 2023, 2024 and 2025, we entered into promotion service agreements with STDC, under which the promotion service expenses provided by us for STDC is RMB1.0 million, nil and RMB10.3 million (US$1.5 million) for the years ended December 31, 2023, 2024 and 2025. The prepayment balance is RMB1,125, nil and RMB62 thousand (US$9 thousand) as of December 31, 2023, 2024 and 2025, respectively. The other current liabilities balance is nil, RMB813 and nil as of December 31, 2023, 2024 and 2025, respectively. The outsourcing agreements with STDC were transferred in connection with the 2025 Dispositions.

Transaction with Mr. Wei Wen

In 2023, we provided RMB12.6 million to Mr. Wei Wen, the then-chairman of the board, the chief executive officer of our company, who used the fund to assist business development with third parties on behalf of our company, and Mr. Wei Wen repaid RMB12.5 million to us in 2023. In 2024, we received RMB9.1 million from Mr. Wen, which used for operations of the company. As of the end of 2023, Mr. Wei Wen owed the RMB0.1 million, which was repaid and settled in full in January 2024 with no outstanding debts. From June to December 2024, due to the company’s financial constraints, Mr. Wen made multiple payments totaling RMB9.1 million to the company for cash flow. All outstanding debts between Mr. Wen and the company have been settled as of December 31, 2025. Mr. Wei Wen resigned from his positions with our company effective October 30, 2025. Section 402 of the Sarbanes-Oxley Act prohibits personal loans to directors and executive officers.

Transaction with Mr. Hui Yuan

On November 22, 2023, we received a loan of RMB1.5 million from the spouse of Mr. Hui Yuan, the chief operating officer of our company, for purposes of turnover support. In 2024, we repaid RMB0.5 million to the spouse of Mr. Yuan, and in 2025, we repaid RMB1.0 million to Mr. Yuan. As of December 31, 2025, the loan with the spouse of Mr. Yuan has been fully settled. Mr. Yuan has resigned from his position as COO of the group since September 29, 2025.

 Transaction with Mr. Guangsheng Liu

For the years ended December 31, 2025, the Company received RMB0.4 million from CEO, Mr. Liu, which was used for operations of the company. The other current liabilities balance due to CEO are nil and RMB0.4 million as of December 31, 2024 and 2025.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Our subsidiaries in China are subject to restrictions on making dividends and other payments to us.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs are listed on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 4,800 Class A ordinary shares or right to receive 4,800 Class A ordinary shares.

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

We incorporate by reference into this annual report our Ninth Amended and Restated Memorandum and Articles of Association, filed as Exhibit 99.1 of Form 6-K furnished on February 3, 2026 to the Securities and Exchange Commission. Our shareholders adopted our eighth amended and restated memorandum and articles of association by a special resolution of the shareholders on February

3, 2026.See Exhibit 2.4 to this annual report for a summary description of material rights and obligations of our securities provided under the currently effective memorandum and articles of association.

C. Material Contracts

We entered into a securities purchase agreement with certain accredited investors on November 21, 2022 to offer and sell (1) 3,654,546 ADSs, (2) the Pre-Funded Warrants to purchase 1,800,000 ADSs in lieu of the ADSs at an exercise price of US$0.001 per ADS, and (3) the Warrants to purchase up to 5,454,546 ADSs at an exercise price of US$2.75 per ADS (the “November 2022 Offering”). Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.001. The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$2.749. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each Warrant is exercisable for one ADS at an exercise price of US$2.75 per ADS. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. As of December 31, 2025, 1,800,000 pre-funded warrants had been exercised.

We entered into a securities purchase agreement with certain accredited investors on October 24, 2024 to offer and sell (1) 241,677 ADSs and 520,042 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 761,719 ADSs warrants to purchase ADSs(“Warrant”) (the “October 2024 Offering”). Each Warrant is exercisable to purchase one ADS for $1.45 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. As of December 31, 2025, 520,042 pre-funded warrants had been exercised.

 We entered into a securities purchase agreement with certain non-U.S. persons (as defined in Regulation S under the Securities Act of 1933, as amended) on February 28, 2025 to offer and sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value US$0.0001 per share, at a purchase price of US$0.0031317 per share, for an aggregate purchase price of approximately US$23.04 million (the “February 2025 Offering”). The shares were offered and sold in a private placement conducted outside the United States in reliance on Regulation S under the Securities Act. The net proceeds from the offering are intended to be used for working capital and other general corporate purposes.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions,” in this “Item 10. Additional Information-C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Currency Exchange”.

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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we historically treated the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we were the owner of the VIEs for United States federal income tax purposes in the applicable periods, based upon the historical and current value of our assets, composition of our income and assets and value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ended December 31, 2024 and we do not expect to be classified as a PFIC for the current fiscal year. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current fiscal year or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes for the applicable periods, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the fiscal year ended December 31, 2024 or any future fiscal year or that the IRS will not take a contrary position. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2024 and 2025, all of our cash and cash equivalents, restricted cash were held in large reputable financial institutions located in the United States of America or China, which management considers being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from our businesses. We perform ongoing credit evaluations of the financial condition of our customers. We establish a provision for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information.

Foreign Exchange Risk

Substantially all of our net revenues and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries in China. Therefore, we have limited exposure to foreign exchange risk for operating activities, and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Our cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to nil, nil and RMB0.2 million (US$30 thousand) as of December 31, 2023, 2024 and 2025 respectively.

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

Payment by Depositary

We received a payment of US$397,863 from the Bank of New York Mellon in 2019. As of December 31, 2025, we did not receive any additional payment from the Bank of New York Mellon.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses, one of which was first identified in the course of preparing our consolidated financial statements for the years ended December 31, 2016 and 2017, relate to (1) lack of sufficient financial reporting and accounting personnel with U.S. GAAP and SEC reporting expertise; (2) weaknesses in financial reporting controls over revenue and cost grouping and in the monthly financial closing process, including ineffective account reconciliations; (3) weaknesses in treasury and bank account controls, including monitoring, documentation, and bank confirmation processes; (4) inadequate processes and documentation to ensure complete and accurate disclosure of changes in Group structure; and (5) concentration risk arising from significant prepayments for MCN-related equipment affecting liquidity monitoring and related controls. We do not believe that the material weaknesses had a significant impact on our financial reporting.

To remedy the material weaknesses, we have begun, and will continue to, (1) hire additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting. (2) establish a more formalized, standardized, and structured monthly financial closing process, including defined responsibilities, closing timelines, account reconciliation procedures, and review controls, (3) strengthen the monitoring and administration of bank accounts across our Company, and for dormant or inactive bank accounts, management will perform timely assessment, follow-up, and closure where appropriate¸(4) enhance our internal process over the establishment, change, and disclosure of group entities, and our Chief Financial Officer will be specifically responsible for monitoring changes in our structure, including newly incorporated entities, acquisitions, disposals, ownership changes, and dormant entities, and (5) establish a dedicated team led by our CEO to monitor the subsequent execution of the relevant purchase contract, and closely follow up on the counterparty’s financial condition, delivery status, and performance progress, and will maintain active communication with the supplier to facilitate timely delivery and successful implementation of the new MCN project.

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

Since we qualified as a “non-accelerated filer” as defined in Rule 12b-2 under the Exchange Act as of December 31, 2025, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Furong Tian, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

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

	2023	2024	2025
	(RMB in thousands)
Audit fees (1)	2,272	2,779	2,264

(1)	Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 12, 2024, the audit committee of our board approved the dismissal of Marcum Asia CPAs LLP. (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective July 8, 2024. The auditor’s report of MarcumAsia on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report contained an uncertainty about the Company’s ability to continue as a going concern.

During the year ended December 31, 2023 and through the subsequent interim period preceding MarcumAsia’s dismissal, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MarcumAsia would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the year ended December 31, 2023 and through the subsequent interim period preceding the dismissal of MarcumAsia, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, other than material weaknesses in the Company’s internal control over financial reporting, occurred within the two fiscal years of the Company ended December 31, 2022 and 2023 and subsequently up to the date of dismissal, the material weaknesses relate to (1) lack of sufficient financial reporting and accounting personnel, especially those with U.S. GAAP knowledge, and (2) lack of a proper and timely financial account closing procedures for certain expenditures.

We furnished a copy of this disclosure to MarcumAsia and have requested that MarcumAsia furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from MarcumAsia, and a copy of the letter was furnished as Exhibit 99.1 to the report on Form 6-K we furnished to the Commission on July 12, 2024.

On July 12, 2024, the Audit Committee approved the engagement of JWF Assurance PAC (“JWF”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2024. On July 12, 2024, the Audit Committee approved the engagement of JWF as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2025.

During the year ended December 31, 2023 and through the subsequent interim period preceding JWF’s engagement, the Company has not consulted with JWF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that JWF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from accessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D-Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Ninth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Form 6-K filed with the Securities and Exchange Commission on February 3, 2026).
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3).
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
2.4*	Description of Securities.
3.1	Shareholders Agreement, among the Registrant and other parties thereto dated September 29, 2018 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.3	English translation of Exclusive Business Cooperation Agreement between TuanYuan and TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.4	English translation of Exclusive Call Option Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.5	English translation of Equity Pledge Agreement among TuanYuan, TuanChe Internet and its shareholders dated February 14, 2023 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.6	English translations of Consent Letter granted by the spouse of each individual shareholder of TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.7	English translations of Powers of Attorney granted by the shareholders of TuanChe Internet dated February 14, 2023 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
4.8	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.9	English translation of Exclusive Call Option Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.10	English translation of Equity Pledge Agreement among Sangu Maolu, Internet Drive Technology and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.11	English translations of Consent Letter granted by the spouse of each individual shareholder of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.12	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Internet Drive Technology dated May 31, 2019 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.13	English translation of Exclusive Business Cooperation Agreement between Sangu Maolu and Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).

Exhibit No.	Description of Exhibit
4.14	English translation of Exclusive Call Option Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.15	English translation of Equity Pledge Agreement among Sangu Maolu, Drive New Media and its shareholders dated May 31, 2019 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.16	English translations of Consent Letter granted by the spouse of each individual shareholder of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.17	English translations of Powers of Attorney Agreement between Sangu Maolu and the shareholders of Drive New Media dated May 31, 2019 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 18, 2020).
4.18	English translation of Exclusive Business Cooperation Agreement between Chema Technology (Beijing) Co., Ltd. and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.19	English translation of Exclusive Call Option Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.20	English translation of Equity Pledge Agreement between and among Chema Technology (Beijing) Co., Ltd., Wei Wen, Jianchen Sun, Congwu Chen, and Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2018 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.21	English translation of Consent Letter granted by the spouse of Wei Wen and Jianchen Sun, shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 23, 2020 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.22	English translation of Consent Letter granted by the spouse of Congwu Chen, a shareholder of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.23	English translations of Powers of Attorney granted by the shareholders of Tansuo Jixian Technology (Beijing) Co., Ltd. dated June 24, 2020 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on May 14, 2021).
4.24	Share Incentive Plan (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
4.25	Form of Pre-Funded Warrant issued by the Registrant (incorporated by reference to Exhibit 4.1 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.26	Form of Warrant issued by the Registrant (incorporated by reference to Exhibit 4.2 of our current report on Form 6-K (file No. 001-38737) furnished with the SEC on November 23, 2022).
4.27	Securities Purchase Agreement, dated February 12, 2026, by and among the Company and the Purchasers (incorporated by reference to Exhibit 99.1 to our Form 6-K furnished with the Securities and Exchange Commission on February 12, 2026)
8.1	List of subsidiaries and affiliated entities of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024)
10.1	2023 Share Incentive Plan (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 29, 2023).
10.2	2024 Share Incentive Plan (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F (file No. 001-38737) filed with the Securities and Exchange Commission on March 28, 2025).
10.3	2025 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-292062) filed with the Securities and Exchange Commission on December 11, 2025))
10.4	2026 Share Incentive Plan (incorporate by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-294661) filed with the Securities and Exchange Commission on March 26, 2026))
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-227940) filed with the Securities and Exchange Commission on October 23, 2018).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Marcum Asia CPAs LLP.
15.2*	Consent of JWF Assurance PAC
97.1	Compensation Recovery Policy of TuanChe Limited (incorporated by reference to Exhibit 97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOKEN CAT LIMITED

By:	/s/ Guangsheng Liu
	Name:	Guangsheng Liu
	Title:	Chairman & Chief Executive Officer

Date: May 8, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Token Cat Limited (formerly known as TuanChe Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Token Cat Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the retrospective adjustments related to the discontinued operation described in Note 4, that were applied to the 2023 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to these adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has incurred significant negative cash flows from operating activities, and there was accumulated deficit and limited cash balances to cover current liabilities and obligations as of December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

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

Fair Value Measurement of Warrant Liabilities

As discussed in notes 3 (f), 13 and 17 to the consolidated financial statements, the Company had RMB68.6 million and RMB24.3 million (US$3.5 million) of warrant liability as of December 31, 2024 and 2025. The Company measures its warrants at fair value on initial measurements, immediately prior to exercise of the warrants and at each balance sheet date. Fair value is the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. The Company’s warrant liabilities are measured at fair value on Black Scholes Option Pricing model. For the year ended December 31, 2025, management recognized a gain on change in fair value of warrant liability of RMB28.0 million (US$4.0 million) in the consolidated statements of operations and comprehensive loss.

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

Discontinued operations

As discussed in notes 3 (g) and 4 to the consolidated financial statements, the Company sold 100% of the equity interest in Longye, a Cayman Islands company, Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), Tuanche Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”), for an aggregate consideration of the US$1 and completed on 31 October 2025. The Company determined the sale of the disposal group should be reported as discontinued operations in accordance with Accounting Standard Codification (“ASC”) 205-20, Discontinued Operations (“ASC 205-20”). Therefore, the related assets and liabilities of the disposal group are retrospectively classified as assets and liabilities of discontinued operations in the Company’s December 31, 2024, consolidated balance sheet. Additionally, the operations of the disposal group are reported as income from discontinued operations in the Company’s accompanying consolidated statements of operations and comprehensive income for all periods presented.

We identified the accounting and disclosure of the discontinued operations related to the disposal group as a critical audit matter given the significant judgments made by management to apply ASC 205-20. Auditing these judgments, including the gain on the disposal of RMB48.9 million (US$7.0 million), was significant to the Company’s financial results, and required a higher degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our approach to addressing the matter involved the following procedures, among others:

➢	We read minutes of the Board of Directors that evidenced proper authorization and approval of the disposition.

➢	We analyzed the terms of the disposal agreement and tested the resulting calculation of the pre-tax gain on the disposal recognized at the disposal date.

➢	We evaluated the reasonableness of the Company’s segregation of assets and liabilities that are classified as discontinued operations by inspecting the Company’s accounting data for retrospective reclassifications made to prior period financial statements to present the disposal business as discontinued operations.

➢	We evaluated the Company’s classification for discontinued operations, including its earnings per share, for the current and prior periods.

➢	Assessed the adequacy of the disclosure made in the consolidated financial statements.

/S/ JWF Assurance PAC

We have served as the Company’s auditors since 2024.

JWF Assurance PAC

Singapore

May 8, 2026

PCAOB ID Number 7095

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Token Cat Limited (formerly known as TuanChe Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 4, the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of Token Cat Limited (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 4, present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 4, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2024.

New York, NY

March 28, 2024

PCAOB ID Number 5395

TOKEN CAT LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2024	December 31, 2025
				US$
		RMB	RMB	Note 3(e)
ASSETS
Current assets:
Cash and cash equivalents		4,599	976	140
Accounts receivable, net	5	—	6,522	933
Prepayment and other current assets, net	6	—	165,379	23,649
Current assets of discontinued operations	4	33,448	—	—
Total current assets		38,047	172,877	24,722
Non-current assets:
Non-current assets of discontinued operations	4	6,096	—	—
Total non-current assets		6,096	—	—
Total assets		44,143	172,877	24,722
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		—	6,499	929
Advance from customers		—	189	27
Salary and welfare benefits payable		805	2,017	288
Other taxes payable	8	6,856	4	1
Payables due to related parties	15	572	397	57
Payable third-party loans	9	1,078	6,208	888
Other current liabilities	10	1,530	906	130
Current liabilities of discontinued operations	4	92,191	—	—
Total current liabilities		103,032	16,220	2,320
Warrant liability	17	68,556	24,377	3,486
Non-current liabilities of discontinued operations	4	13,362	—	—
Total non-current liabilities		81,918	24,377	3,486
Total liabilities		184,950	40,597	5,806
Commitments and contingencies	15
Shareholders’ equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 707,460,523 shares issued and 686,203,839 shares outstanding as of December 31, 2024; 24,000,000,000 shares authorized; 9,486,076,439 shares issued and 8,253,410,439 shares outstanding as of December 31, 2025		480	5,899	844
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2024; 1,800,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2025		35	35	5
Treasury stock (12,765,549 treasury stock as of December 31, 2024; 8,548,547 treasury stock as of December 31, 2025)		(34,526)	(13,113)	(1,875)
Additional paid-in capital		1,323,281	1,501,288	214,681
Accumulated deficit		(1,421,097)	(1,418,827)	(202,890)
Accumulated other comprehensive (loss)/income		(8,980)	56,998	8,151
Total shareholders’ equity		(140,807)	132,280	18,916
TOTAL LIABILITIES AND EQUITY		44,143	172,877	24,722

The accompanying notes are an integral part of these consolidated financial statements.

TOKEN CAT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	Year ended December 31,
		2023	2024	2025
					US$
		RMB	RMB	RMB	Note 3(e)
Continuing operations:
Net revenues
Resale of automotive electronic components		—	—	5,772	826
Advertising business		—	—	148	21
Total net revenues		—	—	5,920	847
Cost of revenues		—	—	(5,752)	(823)
Gross profit		—	—	168	24
Operating expenses:
General and administrative expenses		(24,540)	(37,576)	(34,643)	(4,955)
Total operating expenses		(24,540)	(37,576)	(34,643)	(4,955)
Loss from continuing operations		(24,540)	(37,576)	(34,475)	(4,931)
Other income/(expenses):
Interest income, net		146	—	—	—
Gain from disposal of subsidiaries		—	—	48,986	7,005
Change in fair value of warrant liability		20,732	(57,066)	28,024	4,007
Other income, net		502	370	—	—
(Loss)/income from continuing operations before income taxes		(3,160)	(94,272)	42,535	6,081
Income tax benefit		—	—	—	—
Net (loss)/income from continuing operations		(3,160)	(94,272)	42,535	6,081
Discontinued operations:
Loss from discontinued operations before income taxes		(79,811)	(93,719)	(40,265)	(5,758)
Income tax expense, net		—	—	—	—
Loss from discontinued operations, net of tax		(79,811)	(93,719)	(40,265)	(5,758)
Net (loss)/income		(82,971)	(187,991)	2,270	323
Other comprehensive income/(loss):
Foreign currency translation adjustments		125	(689)	9,230	1,320
Total other comprehensive income/(loss)		125	(689)	9,230	1,320
Total comprehensive (loss)/income		(82,846)	(188,680)	11,500	1,643
Net (loss)/income attributable to the Token Cat Limited’s ordinary shareholders per share
Basic and diluted from continuing operations	14	(0.01)	(0.18)	0.07	0.01
Basic and diluted from discontinued operations	14	(0.19)	(0.18)	(0.07)	(0.01)
Weighted average number of ordinary shares
Basic and diluted from continuing operations	14	406,802,365	520,221,825	569,105,909	569,105,909
Basic and diluted from discontinued operations	14	406,802,365	520,221,825	569,105,909	569,105,909
Share-based compensation expenses included in:
Selling and marketing expenses		74	4,343	27	4
General and administrative expenses		7,720	19,150	24,533	3,508
Research and development expenses		1,752	4,901	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TOKEN CAT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares				Treasury stock
	Number of		Number of						Accumulated
	Class A		Class B				Additional		other	Total
	Ordinary		Ordinary				paid-in	Accumulated	comprehensive	shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	342,329,496	235	55,260,580	35	(14,907,047)	(45,886)	1,296,951	(1,150,135)	(8,416)	92,784
Shares issuance for vested restricted shares	20,593,750	1	—	—	—	—	(1)	—	—	—
Share-based compensation	—	—	—	—	—	—	9,546	—	—	9,546
Net loss from continuing operations	—	—	—	—	—	—	—	(3,160)	—	(3,160)
Net loss from discontinued operations	—	—	—	—	—	—	—	(79,811)	—	(79,811)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	125	125
Balance at December 31, 2023	362,923,246	236	55,260,580	35	(14,907,047)	(45,886)	1,306,496	(1,233,106)	(8,291)	19,484
Shares issuance for vested restricted shares	139,375,000	102	—	—	—	—	(102)	—	—	—
Share-based compensation	—	—	—	—	2,141,498	11,360	17,034	—	—	28,394
Issuance of common shares and Pre-funded warrants, net of issuance costs	198,812,640	142	—	—	—	—	(147)	—	—	(5)
Net loss from continuing operations	—	—	—	—	—	—	—	(94,272)	—	(94,272)
Net loss from discontinued operations	—	—	—	—	—	—	—	(93,719)	—	(93,719)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(689)	(689)
Balance at December 31, 2024	701,110,886	480	55,260,580	35	(12,765,549)	(34,526)	1,323,281	(1,421,097)	(8,980)	(140,807)
Shares issuance for vested restricted shares	25,905,000	18	—	—	—	—	(18)	—	—	—
Share-based compensation	—	—	—	—	4,217,002	21,413	3,147	—	—	24,560
Disposal of subsidiaries							—		56,748	56,748
Issuance of common shares and Pre-funded warrants, net of issuance costs	7,357,500,000	5,270	—	—	—	—	159,769	—	—	165,039
Cashless exercise of common stock warrants exercise	183,801,600	131	—	—	—	—	15,109	—	—	15,240
Net income from continuing operations	—	—	—	—	—	—	—	42,535	—	42,535
Net loss from discontinued operations	—	—	—	—	—	—	—	(40,265)	—	(40,265)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	9,230	9,230
Balance at December 31, 2025	8,268,317,486	5,899	55,260,580	35	(8,548,547)	(13,113)	1,501,288	(1,418,827)	56,998	132,280

The accompanying notes are an integral part of these consolidated financial statements.

TOKEN CAT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the year ended December 31,
	2023	2024	2025
				US$
	RMB	RMB	RMB	Note 3(e)
Cash flows from operating activities
Net (loss)/income	(82,971)	(187,991)	2,270	323
Net (loss)/income from continuing operations	(3,160)	(94,272)	42,535	6,081
Net loss from discontinued operations	(79,811)	(93,719)	(40,265)	(5,758)
Adjustment to reconcile net (loss)/income to net cash used in operating activities:
Share-based compensation	9,546	28,394	24,560	3,512
Gain from disposal of subsidiary	—	—	(48,986)	(7,005)
Change in fair value of warrant liability	(20,732)	57,066	(28,024)	(4,007)
Changes in operating assets and liabilities-continuing operations:
Accounts and notes receivable	—	9,797	(6,522)	(933)
Prepayment and other current assets	(4,085)	—	(165,379)	(23,649)
Accounts payable	—	—	6,499	929
Advance from customers	—	—	189	27
Salary and welfare benefits payable	—	805	1,212	173
Other taxes payable	112	101	(6,852)	(980)
Other current liabilities	22,394	(7,409)	3,870	556
Net cash generated from/(used in) operating activities-continuing operations	4,075	(5,518)	(176,898)	(25,296)
Net cash (used in)/generated from operating activities-discontinued operations	(78,967)	(29,204)	534	76
Net cash used in operating activities	(74,892)	(34,722)	(176,364)	(25,220)
Cash flows from investing activities:
Disposal of subsidiaries	—	—	(4,904)	(701)
Net cash used in investing activities-continuing operations	—	—	(4,904)	(701)
Net cash used in investing activities-discontinued operations	—	(19)	—	—
Net cash used in investing activities	—	(19)	(4,904)	(701)
Cash flows from financing activities:
Proceeds of offering, net of listing fee	—	7,112	165,039	23,600
Net cash generated from financing activities-continuing operations	—	7,112	165,039	23,600
Net cash generated from/(used in) financing activities-discontinued operations	13,972	23,047	(1,450)	(207)
Net cash generated from financing activities	13,972	30,159	163,589	23,393
Effect of exchange rate changes on cash and cash equivalents	70	(1,071)	8,315	1,189
Net decrease in cash and restricted cash	(60,850)	(5,653)	(9,364)	(1,339)
Cash, cash equivalents and restricted cash at beginning of the year	76,843	15,993	10,340	1,479
Cash, cash equivalents and restricted cash at end of the year	15,993	10,340	976	140
Less: Cash, cash equivalents and restricted cash of discontinued operations at the end of the year	12,989	5,741	—	—
Cash and cash equivalent of continuing operations at the end of the year	3,004	4,599	976	140
Supplemental disclosures of cash flow information:
Cash paid for interest expense from continuing operations	—	—	—	—
Cash paid for interest expense from discontinued operations	(337)	(465)	(1,181)	(169)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities from continuing operations	2,813	1,080	—	—
Right-of-use assets disposed as reduction of operating lease liabilities due to lease termination from discontinued operations	—	71	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TOKEN CAT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Reorganization

Token Cat Limited (the “Company”, formerly known as TuanChe Limited) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Group is primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services and other related businesses in the People’s Republic of China (the “PRC” or “China”). The Group commenced its auto shows business from the fourth quarter of 2016. In June 2018, the Group commenced its virtual dealership business, marketing information services and demand-side platform services. In January 2019, the Group commenced its special promotion events business. In October 2019, the Group commenced its referral services in collaboration with a commercial bank. In the first quarter of 2020, the Group acquired Longye International Limited (“Longye”) and commenced a subscription and support service, and it also commenced its live streaming promotion events services and customer referral services. In 2025, the Group expanded its business through its PRC subsidiaries to include the procurement and sales of electronic equipment, diversifying its revenue streams beyond its core automotive digital marketing and technology services.

On September 10, 2025, the Company entered into a share purchase agreement with Prime Management Group Limited, a British Virgin Islands company. Pursuant to the share purchase agreements, the Group transferred 100% of the outstanding equity interest in Longye, a Cayman Islands company, Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), Tuanche Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”), for an aggregate consideration of the US$1. For details of the transaction please refer to Note 4 – Discontinued operations. The organizing auto shows and providing marketing services have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements for fiscal years ended December 31, 2024 and 2023.

Following the disposal, as of December 31, 2025, the Group expanded its business through its PRC subsidiaries to include the procurement and sales of electronic equipment, diversifying its revenue streams beyond its core automotive digital marketing and technology services.

		Percentage of
	Place and year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
New TuanChe New York Inc. (US)	New York, USA 2024	100	Investment holding
New TuanChe Colorado Inc. (US)	Colorado, USA 2025	100	Investment holding
New TuanChe PTE. LTD. (Singapore)	Singapore 2025	100	Investment holding
New TuanChe Hong Kong Limited (HK)	Hong Kong, PRC 2024	100	Investment holding
Shenzhen Feixingjia Information Technology Co., Ltd.	Shenzhen, PRC 2024	100	Electronic equipment trading,technical support and consulting services
Beijing Feixingjia Information Technology Co.,Ltd.	Beijing, PRC 2025	100	Electronic equipment trading,technical support and consulting services
Changsha Feixingjia Information Technology Co., Ltd.	Changsha, PRC 2025	100	Technical support and consulting services

1.	Organization and Reorganization (Continued)

Consolidation of Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

There are no consolidated assets of the VIEs and the VIEs’ subsidiaries that are collateral for the obligations of the VIEs and the VIEs’ subsidiaries and can only be used to settle the obligations of the VIEs and the VIEs’ subsidiaries.

As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors or beneficial interest holders of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs in normal course of business.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs’ subsidiaries. However, if the VIEs and the VIEs’ subsidiaries ever need financial support, the Company or its subsidiaries may, at their option and subject to statutory limits and restrictions, provide financial support to the VIEs and the VIEs’ subsidiaries through loans to the shareholder of the VIEs and the VIEs’ subsidiaries or entrustment loans to the VIEs and the VIEs’ subsidiaries.

As of October 31,2025, all VIEs and the VIEs’ subsidiaries have been disposed.

The following combined financial information of the Group’s VIEs as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 were included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Current assets of discontinued operations	136,499	—
Non-current assets of discontinued operations	6,096	—
Total assets of discontinued operations	142,595	—
Total liabilities of discontinued operations	290,300	—

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues from discontinued operations	68,167	50,152	20,339
Net loss from discontinued operations	(418)	(12,352)	(13,318)

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Discontinued operations:
Net cash (used in)/ generated from operating activities	(15,357)	(22,167)	473
Net cash generated from investing activities	—	—	—
Net cash generated from/ (used in) financing activities	13,172	19,358	(1,450)

2.	Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of December 31, 2025, the Company had an accumulated deficit of RMB1,418.8 million and net cash used in operating activities of RMB 176.4 million.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as those relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations:

a. In 2025, the Company optimized its capital structure by disposing of its loss-making operations.

b. The Company will fund its development and future operations through steady business growth and non-dilutive equity financing.

c. Should the Group fail to achieve the above objectives, it may require additional financing to execute its business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If the Group is unable to secure necessary capital on acceptable terms or at all, or if it fails to improve gross margins and reduce operating expenses, it may be unable to implement its current expansion strategy.

Management believes that the actions it is presently taking—which include seeking additional funding and implementing the above strategic plan—will mitigate the conditions that raise substantial doubt and provide the opportunity for the Company to continue as a going concern.

3.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)	Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations retrospectively. Disaggregation of revenue has been changed as a result of the disposal of discontinued operations. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

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

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

3.	Significant Accounting Policies (Continued)

d)	Use of estimates

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

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

f)	Fair value measurements

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

The fair value of warrant liability was determined using the Black Scholes Model, with level 3 inputs (Note 17).

3.	Significant Accounting Policies (Continued)

g)	Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in Note 4. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

On October 31, 2025, the Company completed the disposal of the disposal groups.

h)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2024 and 2025, there were cash at bank and demand deposits with original terms of less than three months denominated in US dollars amounting to approximately US$0.6 million and US$0.14 million, respectively (equivalent to approximately RMB4.6 million and RMB1.0 million, respectively).

i)	Accounts and notes receivables, net

Accounts and notes receivables are recorded at amortized cost, net of allowances for current expected credit losses (“CECL”) in accordance with ASC Topic 326, as updated by ASU 2025-05. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write off the balance against the allowance for credit loss.

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

m)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes our evaluation of relevant events and circumstances affecting our single reporting unit, including macroeconomic, industry, market conditions and our overall financial performance. If qualitative factors indicate that it is more likely than not that our reporting unit’s fair value is less than its carrying amount, then we will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

We applied significant judgment in developing the fair value of our single reporting unit. Fair value of the reporting unit is estimated by us using a discounted cash flow model which requires us to make judgments and assumptions related to future revenues, discount rate and terminal growth rate. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark were also incorporated into the assumption of future revenues.

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

3.	Significant Accounting Policies (Continued)

o)	Revenue recognition

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

Revenue from the resale of automotive electronic components

The Group generates revenue from the resale of automotive electronic components. The Group identified a single performance obligation, which is to deliver the specified automotive electronic components to customers. The sale price of the electronic component equipment and its accessories are clearly stated in the agreement signed with customers. The Group acts as a principal in these transactions in accordance with ASC 606 and recognizes revenue at a point in time when control of the automotive electronic components is transferred to customers.

Advertising business

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

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pay for ads posting to promote their brand images. The Group connect demands for our clients with popular online platforms, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be an principle in accordance with ASC 606 and revenue is recognized over the period of the contract.

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

Costs of revenues, consist primarily of rental costs for auto show venues, venue set-up costs, security costs, the purchase costs of automotive electronic components and other direct costs. The cost of revenue also consists of sales lead information acquisition cost for online marketing services.

q)	Selling and marketing expenses

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

r)	Leases

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

3.	Significant Accounting Policies (Continued)

s)	Share-based compensation

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

t)	Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024and 2025.

3.	Significant Accounting Policies (Continued)

u)	Net loss per share

Basic and diluted net loss per share is computed by dividing losses attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

During the years ended December 31, 2023, 2024 and 2025, the Group has 3,880,000, 25,905,000 and nil ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation for the three years, as their effects would be anti-dilutive.

v)	Comprehensive loss

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

w)	Non-controlling interests

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

x)	Treasury stock

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

y)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker identified as the Chief Executive Officer for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in two reportable segments in the Group: (1) the automotive electronics resale; and (2) the advertising business.

z)	Warrant liability

In connection with the issuance of ordinary shares, the Group issued warrants to purchase ordinary shares. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the consolidated statement of operations and comprehensive loss.

3.	Significant Accounting Policies (Continued)

aa)	Concentrations and Risks

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable and prepayment and other current assets. As of December 31, 2024 and 2025, all of the Group’s cash and cash equivalents were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

In 2025, we disposed our loss-making legacy business and expanded new business operations through a newly established subsidiary. As a result of the divestiture and related retrospective adjustments, we did not generate any revenue for the fiscal year ended December 31, 2024.

In 2025 and 2024, revenue derived from the Company’s top four customers accounted for 97.5% and nil of total revenue, respectively.

Disclosure of details regarding the Company’s top four customers in respect of the concentration of sales revenues generated from third-party customers:

	Year Ended
	December 31, 2025		December 31, 2024
	RMB		RMB

Customer A	1,984	33.5%	—	—
Customer B	1,966	33.2%	—	—
Customer C	1,012	17.1%	—	—
Customer D	809	13.7%	—	—
Total	5,771	97.5%	—	—

bb)	Recently issued accounting pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

cc)	Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. We evaluate the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

4.	Discontinued operations

On October 13, 2025, the Company held an extraordinary general meeting of the holders of the Company’s ordinary shares at which a resolution was approved authorizing the disposal of Long Ye International Limited, a Cayman Islands company (“Long Ye”), Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), TuanChe Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”,together with Long Ye, Long Ye HK, Beijing Sangu Maolu, Tuanche HK, TuanYuan, Tuanche Cayman and Tuanche Info, the “Targets”), for a nominal cash consideration of US$1.

The Company’s primary business is operating an integrated automotive marketplace in China. The disposed entities (e.g., TuanChe Internet Information Service (Beijing) Co., Ltd., Sangu Maolu, Chema Technology) are the primary vehicles through which the Company conducted its main operations, including organizing auto shows and providing marketing services.

As of October 31, 2025, the Company ceased to participate in the operations and management of the disposed business.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes benefit, shall be reported as a component of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45.Assets and liabilities related to the Discontinued Business to be transferred were reclassified as assets/liabilities of discontinued operations as of December 31, 2024, while results of operations related to the Discontinued Business, including comparatives, were reported as gain from discontinued operations for the year ended December 31, 2023, 2024 and 2025.

Gain on disposal

Year ended December 31, 2025
RMB
Total net liabilities of the Disposal Group	230,750
Add: Writes-off of net amounts due from disposed subsidiaries - loss	(125,016)
Less: disposal proceeds	—
Gain on disposal before reclassification of cumulative foreign currency translation differences of the Disposal Group to profit or loss	105,734
Reclassification of cumulative foreign currency translation losses of the Disposal Group to profit or loss	(56,748)
Gain on disposal	48,986

Results of discontinued operations:

		Year ended December 31,	Ten months ended October 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	162,367	49,176	25,571
Cost of revenues	(68,942)	(15,596)	(6,332)
Gross profit	93,425	33,580	19,239
Operating expenses:
Selling and marketing expenses	(157,004)	(54,476)	(42,489)
General and administrative expenses	(20,126)	(15,530)	(13,043)
Research and development expenses	(11,267)	(11,890)	(1,551)
Impairment of long-lived assets	(1,515)	(4,048)	—
Total operating expenses	(189,912)	(85,944)	(57,083)
Loss from discontinued operations	(96,487)	(52,364)	(37,844)
Other income/(expenses):
Interest expenses, net	(289)	(999)	(1,935)
Gain/(loss) from equity method investments	181	532	(57)
Impairment of goodwill		(45,561)	—
Other income, net	16,784	4,673	(429)
Loss from discontinued operations before income taxes	(79,811)	(93,719)	(40,265)
Income tax benefit	—	—	—
Net loss from discontinued operations	(79,811)	(93,719)	(40,265)

4.	Discontinued operations (Continued)

Assets and liabilities of the discontinued operations:

	December 31, 2024	October 31, 2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,697	904
Restricted cash	4,044	4,000
Accounts and notes receivable, net	12,756	9,383
Prepayment and other current assets, net	14,951	26,373
Total current assets	33,448	40,660
Non-current assets:
Long-term investments	6,096	6,039
Total non-current assets	6,096	6,039
Total assets	39,544	46,699
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,875	2,807
Advance from customers	8,874	2,035
Salary and welfare benefits payable	4,707	15,921
Short-term borrowings	31,734	26,284
Other taxes payable	1,012	751
Current portion of deferred revenue	798	—
Short-term operating lease liabilities	3,378	5,070
Payables due to related parties	10,354	—
Other current liabilities	17,459	214,581
Total current liabilities	92,191	267,449
Long-term borrowings	10,000	10,000
Long-term operating lease liabilities	3,362	—
Total non-current liabilities	13,362	10,000
Total liabilities	105,553	277,449

Cash flows of the discontinued operations:

	For the year ended December 31,		For the ten months ended October 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in discontinued operations
Net cash( used in) /generated from operating activities	(78,967)	(29,204)	534
Net cash generated from/(used in) investing activities	—	(19)	—
Net cash generated from/(used in) financing activities	13,972	23,047	(1,450)

5.	Accounts receivables, net

Accounts receivables are consisted of the following:

	December 31, 2024	December 31, 2025
	RMB	RMB
Accounts receivable	—	6,522
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	—	6,522

The accounts receivable has been fully collected subsequent to the end of the fiscal year.

6.	Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2024	December 31, 2025
	RMB	RMB
Procurement advance	—	165,270
Others	—	109
Less: provisions for prepayment and other current assets	—	—
Total prepayment and other current assets, net	—	165,379

The aforementioned prepayment mainly occurred as the company sought to enhance its profitability by exploring and experimenting with new methods such as live streaming and MCN business live streaming, in order to integrate with current new media. To better carry out the above-mentioned business, the company externally procured relevant equipment and systems.

Details of prepayments owed to the Company’s major suppliers are summarized in the table below.

No.	Counterparty	Nature of Goods/Services	Total Contract Value	Prepaid Amount
			RMB	RMB
1	Beijing Fanyi Trading Co., Ltd.	Live-streaming equipment and platform technical support	35,761	28,609
2	Hangzhou Guihang Trading Co., Ltd.	Computing power equipment	170,541	136,661
Total			206,302	165,270

As of the financial statements authorization date of May 8, 2026, the prepayment closing balance was RMB 165.3 million.

7.	Taxation

a)	Income taxes

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

Singapore

The corporate income tax rate is 17%, applicable to both local and foreign companies.

Colorado

The corporate income tax rate is 4.4%, and the state sales tax rate is 2.9%.

Loss before provision for income taxes is attributable to the following geographic locations:

	For the year ended December 31,
	2024	2025
PRC	(93,714)	(40,608)
Foreign	(94,277)	42,878
Total (loss)/income before income taxes	(187,991)	2,270

7.	Taxation (Continued)

a)	Income taxes (Continued)

Continuing operations

	For the year ended December 31,
	2024	2025
PRC	—	(343)
Foreign	(94,272)	42,878
Total (loss)/income from continuing operations before income taxes	(94,272)	42,535

Discontinued operations

	For the year ended December 31,	For the ten months ended October 31,
	2024	2025
PRC	(93,714)	(40,265)
Foreign	(5)	—
Total loss from discontinued operations before income taxes	(93,719)	(40,265)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the year ended
	December 31,
	2023	2024	2025
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	1.2	6.9	2.6
Change in valuation allowance	(19.8)	(17.7)	(18.0)
Effect of preferential tax rate	(5.5)	—	(5.9)
Effect of different tax rates in other jurisdictions (offshore entities)	(0.9)	(14.2)	(3.7)
Others	—	—	—
Effective income tax rate	—	—	—

Continuing operations

	For the year ended December 31,
	2023	2024	2025
	%	%	%
Statutory income tax rate of the PRC	—	25.0	25.0
Permanent differences	—	—	(0.2)
Change in valuation allowance	—	(0.4)	(7.9)
Effect of preferential tax rate	—	—	(0.8)
Effect of different tax rates in other jurisdictions (offshore entities)	—	(24.6)	(16.1)
Others	—	—	—
Effective income tax rate	—	—	—

7.	Taxation (Continued)

a)	Income taxes (Continued)

Discontinued operations

	For the year ended		For the ten months ended
	December 31,		October 31,
	2023	2024	2025
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Permanent differences	1.2	13.6	2.9
Change in valuation allowance	(19.8)	(35.0)	(20.5)
Effect of preferential tax rate	(5.5)	—	(7.1)
Effect of different tax rates in other jurisdictions (offshore entities)	(0.9)	(3.6)	(0.3)
Others	—	—	—
Effective income tax rate	—	—	—

b)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2024 and 2025.

	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	65,460	70,205
Accrued expense and other payables	1,785	1,839
Allowance for doubtful accounts	8,526	9,469
Net operating tax loss carry forwards	95,864	97,771
Decrease due to disposal of subsidiaries	—	(178,142)
Total deferred tax assets	171,635	1,142
Less: valuation allowance	(171,635)	(1,142)
Net deferred tax assets	—	—

Continuing operations

	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	377	1,142
Total deferred tax assets	377	1,142
Less: valuation allowance	(377)	(1,142)
Net deferred tax assets	—	—

Discontinued operations

	December 31, 2024	For the ten months ended October 31, 2025
	RMB	RMB
Deferred tax assets:
Advertising expense in excess of deduction limit	65,460	70,205
Accrued expense and other payables	1,785	1,839
Allowance for doubtful accounts	8,526	9,469
Net operating tax loss carry forwards	95,487	96,629
Decrease due to disposal of subsidiaries	—	(178,142)
Total deferred tax assets	171,258	—
Less: valuation allowance	(171,258)	—)
Net deferred tax assets	—	—

7.	Taxation (Continued)

b)	Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of the above deferred tax assets of all entities of the Group is more likely than not to be realized. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2023, 2024 and 2025, a nil, RMB377 and RMB1,142 valuation allowance from continuing operations has been established respectively. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The movements of the valuation allowance are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	145,788	159,513	171,635
Allowance made during the year	16,392	32,703	8,489
Reduction due to unrealized NOLs and adjustments	(2,667)	(20,581)	(840)
Decrease due to disposal of subsidiaries	—	—	(178,142)
Balance at end of year	159,513	171,635	1,142

Continuing operations

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	—	—	377
Allowance made during the year	—	377	765
Balance at end of year	—	377	1,142

Discontinued operations

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Deferred tax assets valuation allowance movement:
Balance at the beginning of the year	145,788	159,513	171,258
Allowance made during the year	16,392	32,326	7,724
Reduction due to unrealized NOLs and adjustments	(2,667)	(20,581)	(840)
Decrease due to disposal of subsidiaries	—	—	(178,142)
Balance at end of year	159,513	171,258	—

7.	Taxation (Continued)

b)	Deferred tax assets and liabilities (Continued)

As of December 31, 2024 and 2025, certain entities of the Group had PRC net operating tax loss carry forwards of RMB855,071 and RMB392 respectively. As of December 31, 2024, and 2025, the Company had Hong Kong losses of RMB332 and nil respectively.

As of December 31, 2025, net operating tax loss carry forwards in PRC is expected to expire is as follows:

RMB
Loss expiring in 2026	—
Loss expiring in 2027	—
Loss expiring in 2028	—
Loss expiring in 2029	—
Loss expiring in 2030	392
392

c)	Withholding income tax

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

As of December 31, 2024 and 2025, the Company did not record any such withholding tax of its subsidiaries in the PRC as they are still in accumulated deficit position.

The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years and extended to five years if the amount of tax underpaid is RMB 100,000 or more. For special tax adjustments, such as transfer pricing adjustments under CFC rules, adjustments under the general anti-avoidance rules, the statute of limitation is ten years. There is no statute of limitation for tax evasion, refusal to pay tax, or defrauding of tax payment.

d)	Uncertain tax position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2018 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2017 through 2024 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

8.	Other taxes payable

The following is a summary of other taxes payable as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Withholding individual income taxes for employees	6,856	—
VAT payables	—	3
Others	—	1
Total	6,856	4

9.	Payable third-party loans

The following is a summary of payable third-party loans as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Third-party loans	1,078	6,208
Total	1,078	6,208

The following is a summary repayment term as of December 31, 2025:

	Maturity date	Principal amount
		RMB
Loan 1	2026-8-26	1,054
Loan 2	2026-8-31	1,154
Loan 3	2026-3-31	903
Loan 4	2026-8-31	304
Loan 5	2026-11-30	98
Loan 6	2026-7-31	984
Loan 7	2026-9-30	252
Loan 8	2026-10-31	706
Loan 9	2026-11-30	753
Total		6,208

The loans are short-term loans without interest and are all used for daily operating expenses.

10.	Other current liabilities

The following is a summary of other current liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Professional service fee	1,124	897
Others	406	9
Total	1,530	906

11.	Employee Benefits

The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2023, 2024 and 2025:

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Continuing operations:
Medical and welfare defined contribution plan	—	—	27
Other employee benefits	—	—	—
Total from continuing operations	—	—	27
Discontinued operations:
Medical and welfare defined contribution plan	11,688	8,381	3,688
Other employee benefits	45	31	10
Total from discontinued operations	11,733	8,412	3,698
Total	11,733	8,412	3,725

12.	Share-based Compensation

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

For years ended December 31, 2023, 2024 and 2025, the Company has granted 20,900,000, 161,400,000 and nil restricted shares to its employees. The total fair value of RMB5.4 million, RMB17.8 million and nil million for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of restricted shares	Weighted- Average Grant-Date Fair Value
		US$
Outstanding as of December 31, 2023	3,880,000	0.155
Granted	161,400,000	0.015
Vested	(139,375,000)	0.010
Outstanding as of December 31, 2024	25,905,000	0.065
Granted	—	—
Vested	25,905,000	0.065
Outstanding as of December 31, 2025	—	—

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB9.5 million, RMB28.4 million and RMB24.6 million, respectively.

13.	Equity

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

 On February 10, 2025, the Company held an annual general meeting of shareholders. Passing the resolutions that the authorized share capital be increased from US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each to US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine, by the creation of (i) 23,200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,740,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,060,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine.

On March 3, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value $0.0001 per share, at a price of $0.0031317 per Share, for an aggregate purchase price of approximately $23.0 million. Upon satisfying all closing conditions, the Offering was consummated on June 27, 2025. The Company issued an aggregate of 7,357,500,000 Class A Ordinary Shares to the Purchasers.

On September 11, 2025, the company issued 183,801,600 Class A Ordinary Shares due to the exercise of warrants issued on November 23, 2022.

On November 17, 2025, Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Group’s business. The Group grant restricted shares under the 2025 Plan to the Group’s employees, directors and consultants. Those restricted shares generally vest over a period of nil to 5 years. On December 15, 2025, a total of 1,237,314,316 Class A ordinary shares were issued. As of December 31, 2025, there are no shares granted under the 2025 Plan.

Warrant

On November 23, 2022, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. On October 28, 2024, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB6.9 million. The warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant was RMB24.4 million as of December 31, 2025.

14.	Net Loss Per Share

As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, the potential ordinary shares including unvested restricted shares of 3,880,000, 25,905,000 and nil were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Effective on January 26, 2024, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to sixteen (16) Class A ordinary shares to a new ADS ratio of one ADS representing two hundred and forty (240) Class A ordinary shares.

Effective on August 19, 2025, the Company changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to two hundred and forty (240) Class A ordinary shares to a new ADS ratio of one ADS representing four thousand and eight hundred (4,800) Class A ordinary shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31
	2023	2024	2025
Numerator:
Net (loss)/income from continuing operations attributable to Token Cat Limited’s shareholders	(3,160)	(94,272)	42,535
Net loss from discontinued operations attributable to Token Cat Limited’s shareholders	(79,811)	(93,719)	(40,265)
Net (loss)/income attributable to Token Cat Limited’s shareholders	(82,971)	(187,991)	2,270
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	406,802,365	520,221,825	569,105,909
Basic and diluted net (loss)/income per share from continuing operations attributable to Token Cat Limited’s shareholders	(0.01)	(0.18)	0.07
Basic and diluted net loss per share from discontinued operations attributable to Token Cat Limited’s shareholders	(0.19)	(0.18)	(0.07)
Basic and diluted net (loss)/income per share attributable to Token Cat Limited’s shareholders	(0.20)	(0.36)	—

15.	Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

16.	Related party transactions and balance

For the years ended December 31, 2025, the Company received RMB397 from CEO, Mr. Liu, which was used for operations of the company. The other current liabilities balance due to CEO are nil and RMB397 as of December 31, 2024 and 2025.

17.	Fair Value Measurement

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and software, equity investments, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant at fair value on a recurring basis. As the Company’s warrant is not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2025.

The following table presents the fair value hierarchy for the Group’s liabilities that are measured and recorded at fair value as of December 31, 2024 and 2025:

	For the year ended December 31,
	2024			2025
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Warrant liability	—	—	68,556	—	—	24,377	3,486

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

On October 24, 2024, the Group pursuant to Section 3(b) of the ADS Warrant, the number of ADSs issued on November 23, 2022 has been adjusted from 5,454,546 to10,349,111 ADSs warrants with US$1.45 strike. On February 28, 2025,the Group pursuant to Section 3(a) and 3(c) of the ADS Warrant, the number of ADSs issued on November 23, 2022 has been adjusted from 10,349,111 to19,957,214 ADSs warrants with US$0.75161 strike. On September 11, 2025, the warrants issued on November 23, 2022 had 2,946,220 ADSs warrants exercised.

 On February 28, 2025,the Group pursuant to Section 3(a) and 3(c) of the ADS Warrant, the number of ADSs issued on October 28, 2024 has been adjusted from 761,719 to1,468,898 ADSs warrants with US$0.75161 strike.

The Company adopted Black Scholes model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black Scholes model for the valuation of the fair value of warrants are as follows:

	Issuance date November 23, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
Expiration of warrant (years)	5	3.9	2.9	1.9
Stock price per ADS (US$)	1.17	0.20	1.13	0.35
Exercise price per ADS (US$)	2.75	2.75	1.45	0.75
Risk-free rate	3.96%	3.92%	4.27%	3.73%
Dividend yield	—	—	—	—
Standard derivation in the value of stock	132.3%	132.8%	140.7%	135.7%
Calculated fair value per ADS (US$)	0.95	0.10	0.85	0.18

17.	Fair Value Measurement (Continued)

	Issuance date October 28, 2024	As of December 31, 2024	As of December 31, 2025
Expiration of warrant (years)	5	4.8	3.8
Stock price per ADS (US$)	1.48	1.13	0.35
Exercise price per ADS (US$)	1.45	1.45	0.75
Risk-free rate	4.11%	4.37%	3.73%
Dividend yield	—	—	—
Standard derivation in the value of stock	125.4%	127.8%	135.7%
Calculated fair value per ADS (US$)	1.27	0.95	0.26

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on November 23, 2022 are summarized below:

	Warrants Outstanding Issued on November 23, 2022	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of November 23, 2022	5,454,546	0.95	36,838
Gain on change in fair value of warrant liability	—	—	(11,219)
Effect of exchange rate changes	—	—	(1,243)
Fair Value as of December 31, 2022	5,454,546	0.64	24,376
Gain on change in fair value of warrant liability	—	—	(20,732)
Effect of exchange rate changes	—	—	308
Fair Value as of December 31, 2023	5,454,546	0.10	3,952
Modification of warrants	4,894,565	—	—
Loss on change in fair value of warrant liability	—	—	58,818
Effect of exchange rate changes	—	—	610
Fair Value as of December 31, 2024	10,349,111	0.85	63,380
Modification of warrants	9,608,103	—	—
Loss on change in fair value of warrant liability	—	—	(25,630)
Exercised	(2,946,220)	—	(15,080)
Effect of exchange rate changes	—	—	(998)
Fair Value as of December 31, 2025	17,010,994	0.18	21,672

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on October 28, 2024 are summarized below:

	Warrants Outstanding Issued on October 28, 2024	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of October 28, 2024	761,719	1.27	6,888
Gain on change in fair value of warrant liability	—	—	(1,752)
Effect of exchange rate changes	—	—	40
Fair Value as of December 31, 2024	761,719	0.95	5,176
Modification of warrants	707,179	—	—
Gain on change in fair value of warrant liability	—	—	(2,394)
Effect of exchange rate changes	—	—	(77)
Fair Value as of December 31, 2024	1,468,898	0.26	2,705

17.	Fair Value Measurement (Continued)

The following table summarizes the activities related to fair value of the warrants issued on November 23, 2022 and October 28, 2024:

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Fair value of warrants at beginning of the year (Level 3)	3,952	68,556
Issuances	6,888	—
Exercised	—	(15,080)
Change in fair value	57,066	(28,024)
Effect of exchange rate changes	650	(1,075)
Fair value of warrants at end of the year (Level 3)	68,556	24,377

18.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to nil as of December 31, 2025 including the paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

19.	Subsequent event

On March 17, 2026, the Group adopted the 2026 Share Incentive Plan (the “2026 Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The Group may grant options, restricted shares, restricted share units and other equity-based awards under the 2026 Plan to its employees, directors and consultants. Under the 2026 Plan, a total of 21,139,467,404 Class A ordinary shares were initially reserved for issuance. As of the date of these consolidated financial statements, there were nil restricted shares issued and nil restricted shares outstanding under the 2026 Plan.

On February 12, 2026, the Company entered into certain securities purchase agreement with certain non-U.S. investors pursuant to which the Company agreed to sell to the purchasers an aggregate of 96,000,000,001 Class A ordinary shares, par value US$0.0001 per share, at a price of $0.0012457 per share to purchase an aggregate of 96,000,000,001 class A Ordinary Shares, for the aggregate purchase price of approximately $119,590,000, which purchase price should be paid by the purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company. On February 18, the Company has issued an aggregate of 96,000,000,001 Class A Ordinary Shares to the Purchasers.

Effective February 6, 2026, Mr. Jintao Lin resigned as a director of the Company. Effective February 6, 2026, the Board appointed Ms.Furong Tian as a director of the Company and the chair of the Audit Committee.

On February 24 and 28, 2026, the company issued 60,000,000 and 96,000,000 Class A Ordinary Shares due to the exercise of warrants issued on November 23, 2022.

The Group evaluated subsequent events through May 8, 2026, the date on which the consolidated financial statements were issued, the Group did not identify any other subsequent events that require recognition and disclosure in the consolidated financial statements.